FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Asset Backed Pass-Through Cert 2005-5

Opteum Mortgage Acceptance Corporation	~~0001257394~~ 1345664
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, November 30, 2005 Series 2005-5	**333-126253**-02

Name of Person Filing the Document
(If Other than the Registrant)



05073273



SEC MAIL PROCESSING
RECEIVED
DEC 01 2005
WASH, D.C.
185
SECTION

PROCESSED
DEC 12 2005
THOMSON
FINANCIAL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OPTEUM MORTGAGE ACCEPTANCE CORPORATION

By: /s/ Frank Plenskofski
Name: Frank Plenskofski
Title: Vice President and Treasurer

Dated: November 30, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	0

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.


Opteum
FINANCIAL SERVICES


SEC MAIL
PROCESSING
RECEIVED
DEC 01 2005
D.C.
185
SECTION

Opteum Mortgage Acceptance Corporation,
Asset-Backed Pass-Through Certificates,
Series 2005-5*

Approximate Total Offered Size: $978,274,000

Opteum Financial Services, LLC
Seller and Servicer
Wells Fargo Bank, N.A.
Master Servicer and Securities Administrator
Opteum Mortgage Acceptance Corporation
Depositor

Tranche	Amount[1]	Int. Type / Class	Coupons	Ratings (S&P/Moody's)	WAL (Call/Mat)[2]
Class I-APT	$207,658,000	Floating Rate / Super Senior Pass Through	1m Libor + []%	AAA/Aaa	3.07/3.27
Class I-A1A	$169,509,000	Floating Rate / Super Senior Sequential	1m Libor + []%	AAA/Aaa	1.00/1.00
Class I-A1B	$35,148,000	Floating Rate / Super Senior Sequential	1m Libor + []%	AAA/Aaa	2.00/2.00
Class I-A1C	$118,022,000	Floating Rate / Super Senior Sequential	1m Libor + []%	AAA/Aaa	3.25/3.25
Class I-A1D	$92,634,000	Floating Rate / Super Senior Sequential	1m Libor + []%	AAA/Aaa	7.02/7.92
Class I-A2	$69,218,000	Floating Rate / Senior Support	1m Libor + []%	AAA/Aaa	3.07/3.27
Class II-A1A	$59,043,000	Fixed Rate /Senior Sequential	[]%	AAA/Aaa	1.00/1.00
Class II-A1B	$71,639,000	Fixed Rate /Senior Sequential	[]%	AAA/Aaa	3.00/3.00
Class II-A1C	$7,768,000	Fixed Rate /Senior Sequential	[]%	AAA/Aaa	5.00/5.00
Class II-A1D1	$25,000,000	Fixed Rate /Senior Sequential	[]%	AAA/Aaa	7.79/10.37
Class II-A1D2 [3]	$27,434,000	Fixed Rate/Senior Sequential	[]%	AAA/Aaa	7.79/10.37
Class II-AN	$21,209,000	Fixed Rate/Senior NAS	[]%	AAA/Aaa	6.79/7.09
Class M-1	$16,884,000	Floating Rate / Mezz	1m Libor + []%	AA+/Aa1	5.67/6.35
Class M-2	$12,911,000	Floating Rate / Mezz	1m Libor + []%	AA/Aa2	5.67/6.17
Class M-3	$9,435,000	Floating Rate / Mezz	1m Libor + []%	AA-/Aa3	5.66/6.08
Class M-4	$7,449,000	Floating Rate / Mezz	1m Libor + []%	A+/A1	5.66/6.01
Class M-5	$6,456,000	Floating Rate / Mezz	1m Libor + []%	A/A2	5.66/5.94
Class M-6	$5,959,000	Floating Rate / Mezz	1m Libor + []%	A-/A3	5.66/5.85
Class M-7	$4,966,000	Floating Rate / Mezz	1m Libor +[]%	BBB+/Baa1	5.66/5.73
Class M-8	$4,966,000	Floating Rate / Mezz	1m Libor +[]%	BBB/Baa2	5.57/5.57
Class M-9	$4,966,000	Floating Rate / Mezz	1m Libor +[]%	BBB-/Baa3	5.32/5.32
Non-Offered Certificates					
Class M-10	$6,455,000	Floating Rate / Mezz	1m Libor +[]%	BB/Ba2	4.77/4.77

(1) Certificate sizes are subject to change (+/- 5%).
(2) Calculated based on the Pricing Speed
(3) The Class II-A1D2 Certificates will receive the benefit of a Certificate Insurance Policy issued by the Certificate Insurer
*All numbers are preliminary and subject to change.

Transaction Overview:

Lead Manager: Citigroup Global Markets Inc.
Co-Manager: UBS Investment Bank
Trustee: HSBC Bank USA

Rating Agencies: S&P / Moody's
Expected Pricing Date: November 17, 2005
Expected Settlement Date: November 29, 2005

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Trust Administrator: Wells Fargo Bank, N.A.

For Further Information:

Mortgage Finance	**MBS Trading**	**MBS Structuring**
Joel Katz (212) 723-6508	Jim De Mare (212) 723-6325	Shekhar Shah (212) 723-5386
Perry DeFelice Jr. (212) 723-1153	Matthew Cherwin (212) 723-6325	Neil Aggarwal (212) 723-6420
Kathryn Ebner (212) 723-6879	Eliot Rubenzahl (212) 723-6325	

Structure Summary

Title of Securities:	Opteum Mortgage Acceptance Corporation, Asset-Backed Pass-Through Certificates, Series 2005-5.
Offered Certificates:	Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates.
Non-Offered Certificates:	Class M-10, Class C, Class P and Class R Certificates.
Class A Certificates:	Class I-APT, I-A1A, Class I-A1B, Class I-A1C, Class I-A1D, Class I-A2, Class II-A1A, Class II-A1B, Class II-A1C, Class II-A1D1, Class II-A1D2 and Class II-AN Certificates.
Class I-A Certificates:	Class I-APT, I-A1A, Class I-A1B, Class I-A1C, Class I-A1D and Class I-A2 Certificates.
Class II-A Certificates:	Class II-AN, Class II-A1A, Class II-A1B, Class II-A1C, Class II-A1D1 and Class II-A1D2 Certificates.
Class I-A1 Certificates:	Class I-A1A, Class I-A1B, Class I-A1C and Class I-A1D Certificates.
Class II-A1 Certificates:	Class II-A1A, Class II-A1B, Class II-A1C, Class II-A1D1 and Class II-A1D2 Certificates.
Class II-A1D Certificates:	Class II-A1D1 and Class II-A1D2 Certificates
Class M Certificates:	Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates.
Insured Certificates:	Class II-A1D2 Certificates
Seller and Servicer:	Opteum Financial Services, LLC. On November 3, 2005, the Seller was acquired by Bimini Mortgage Management, Inc.
Master Servicer:	Wells Fargo Bank, N.A.
Servicer:	Cenlar FSB.
Depositor:	Opteum Mortgage Acceptance Corporation.
Trustee:	HSBC Bank USA, National Association.
Securities Administrator:	Wells Fargo Bank, N.A.
Swap Provider:	[TBD]
Certificate Insurer:	FSA
LPMI Policy Providers:	PMI Mortgage Insurance Company and United Guaranty
Closing Date:	On or about November 29, 2005.
Distribution Dates:	25th of each month, or if such day is not a business day, the next succeeding business day, commencing December 27, 2005.
Cut-off Date:	November 1, 2005.
Record Date:	For the Offered Certificates the business day preceding the Distribution Date.
Servicing Fee:	The Servicing Fee for the fixed rate Mortgage Loans will be 0.250% per annum and the Servicing Fee for the adjustable rate Mortgage Loans will be 0.375% per annum, provided that for any adjustable rate Mortgage Loan that has an initial period during which its interest rate is fixed the Servicing Fee will equal 0.250% per annum during the initial fixed rate period. On and after the first interest rate adjustment date, for any such Mortgage Loan, the Servicing Fee will

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

equal 0.375% per annum.

Structure Summary (continued)

Administrative Fees: The related Servicing Fees, and the fee payable for those loans which are covered under the Mortgage Insurance Policy.

Denomination: $100,000 and multiples of $1 in excess thereof.

SMMEA Eligibility: The Offered Certificates will not be SMMEA eligible.

ERISA Eligibility: The Offered Certificates are expected to be ERISA eligible, except that prior to termination of the Supplemental Interest Trust, which receives payments under the swap, plans may only purchase the Offered Certificates using an investor-based exception.

Tax Status: One or more REMIC elections will be made with respect to the Trust.

Interest Payment Delay: The Class I-A and Class M Certificates have a 0 day delay. The Class II-A Certificates have a 24 day delay.

Day Count: The Class I-A and Class M Certificates are Actual/360. The Class II-A Certificates are 30/360.

Accrued Interest: 0 days for the Class I-A and Class M Certificates, which will settle flat. The Class II-A Certificates will settle with 28 days of Accrued Interest.

Certificate Insurance Policy: The Certificate Insurer will issue a financial guaranty insurance policy (the "Certificate Insurance Policy") for the benefit of the Class II-A1D2 Certificates only. The Certificate Insurer will guarantee that the Insured Certificates will receive timely interest payments and ultimate payment of principal. The Certificate Insurer will have certain rights with respect to the transaction as specified in the pooling and servicing agreement.

Group I Mortgage Loans: The Group I Mortgage Loans will consist of fixed and adjustable rate closed-end mortgage loans, which accrue interest on a 30/360 basis and are secured by first lien mortgages on one-to four-family properties with an aggregate principal balance as of the Cut-off Date of approximately $760,230,193. There will be approximately 386 fixed rate Mortgage Loans with an aggregate principal balance as of the Cut-off Date of approximately $150,836,301.33 and approximately 2,047 adjustable rate Mortgage Loans (most of which will have an initial fixed rate period) with an aggregate principal balance as of the Cut-off Date of approximately $609,393,891.

Group II Mortgage Loans: The Group II Mortgage Loans will consist of approximately 837 fixed rate closed-end mortgage loans, which accrue interest on a 30/360 basis and are secured by first lien mortgages on one-to four-family properties with an aggregate principal balance as of the Cut-off Date of approximately $232,941,656.

Interest Accrual Period: For all Certificates except the Class II-A Certificates, for any Distribution Date, will be the period commencing on the immediately preceding Distribution Date (or, in the case of the first such Interest Accrual Period, commencing on the Closing Date) and ending on the day immediately preceding such Distribution Date.

For the Class II-A Certificates, for any Distribution Date, will be the calendar month preceding such Distribution Date.

Structure: Floating-Rate Senior/Mezzanine/Overcollateralization Structure

Pricing Speed: 4% CPR growing to 18% CPR over 12 months for the fixed rate Mortgage Loans

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

4% CPR growing to 30% CPR over 12 months for the adjustable rate Mortgage Loans

Structure Summary (continued)

Pass-Through Rate: The monthly Pass-Through Rate for the Class A and Class M Certificates on each Distribution Date will be the lesser of the related Net WAC Rate and the following:

Class	Prior to Optional Termination Date	On or After Optional Termination Date
Class I-APT	1ml + [_]	1ml + 2.0x [_]
Class I-A1A	1ml + [_]	1ml + 2.0x [_]
Class I-A1B	1ml + [_]	1ml + 2.0x [_]
Class I-A1C	1ml + [_]	1ml + 2.0x [_]
Class I-A1D	1ml + [_]	1ml + 2.0x [_]
Class I-A2	1ml + [_]	1ml + 2.0x [_]
Class II-A1A	[]%	[]%
Class II-A1B	[]%	[]%
Class II-A1C	[]%	[]%
Class II-A1D	[]%	[]%
Class II-AN	[]%	[]%
Class M-1	1ml + [_]	1ml + 1.5x [_]
Class M-2	1ml + [_]	1ml + 1.5x [_]
Class M-3	1ml + [_]	1ml + 1.5x [_]
Class M-4	1ml + [_]	1ml + 1.5x [_]
Class M-5	1ml + [_]	1ml + 1.5x [_]
Class M-6	1ml + [_]	1ml + 1.5x [_]
Class M-7	1ml + [_]	1ml + 1.5x [_]
Class M-8	1ml + [_]	1ml + 1.5x [_]
Class M-9	1ml +[_]	1ml + 1.5x [_]
Class M-10	1ml + [_]	1ml + 1.5x [_]

Class I-A Net WAC Rate: The weighted average of the Mortgage Rates on the Group I Mortgage Loans as of the beginning of the related mortgage due period minus the aggregate Administrative Fees and adjusted for any net swap payments out of the trust. The Class I-A Net WAC Rate is subject to an adjustment based on the actual number of days that have elapsed in the Interest Accrual Period.

Class II-A Net WAC Rate: The weighted average of the Mortgage Rates on the Group II Mortgage Loans as of the beginning of the related mortgage due period minus the aggregate Administrative Fees minus, solely with respect to the Class II-A1D2 Certificate, the premium payable to the Certificate Insurer.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Class M Net WAC Rate: An amount equal to (x)

- (i) the Class I-A Net WAC Rate times
 - (a) the balance of the Group I Mortgage Loans minus
 - (b) the aggregate certificate principal balance of the Class I-A Certificates, plus
- (ii) the Class II-A Net WAC Rate (calculated for this purpose without regard to the premium payable to the Certificate Insurer) times
 - (a) the balance of the Group II Mortgage Loans, minus
 - (b) the aggregate certificate principal balance of the Class II-A Certificates

divided by the sum of (y)

- (i) the balance of the Group I Mortgage Loans minus the aggregate certificate principal balance of the Class I-A Certificates, and
- (ii) the balance of the Group II Mortgage Loans, minus the aggregate certificate principal balance of the Class II-A Certificates

The Class II-A Net WAC Rate is subject to an adjustment based on the actual number of days that have elapsed in the Interest Accrual Period for purposes of calculating the Class M Net WAC Rate only.

Structure Summary (continued)

Interest Distributions on the Class A Certificates and Class M Certificates: On each Distribution Date the Securities Administrator shall withdraw from the Certificate Account that portion of the Available Distribution Amount for such Distribution Date consisting of the Interest Remittance Amount for such Distribution Date, and shall pay such amount in the following amounts and order of priority:

- (i) first, (a) to each class of Class A Certificates, from their respective groups, the accrued interest thereon and any Interest Carry Forward Amount for that class, concurrently on a pro rata basis based on the respective amounts of interest accrued up to the related Pass-through Rate on such class of Class A Certificates for such Distribution Date then (b) any remaining interest remittance amounts after paying the related Class A Certificates to the non-related Class A Certificates to pay accrued interest thereon and any Interest Carryforward Amounts not paid by its own interest remittance amount; and
- (ii) second, sequentially to the holders of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10

Principal Payments for Class A Certificates: Prior to the Stepdown Date, the Class A Certificates will receive all principal collected on the related mortgage loans unless the Class A Certificates are paid to zero.

On or after the Stepdown Date and assuming no Trigger Event is in effect, principal paid to the Class A Certificates will be an amount such that the Class A Certificates will have approximately
17.90% of the current balance of the mortgage loans as credit enhancement (which is approximately 2x the initial Senior Enhancement Percentage).

Principal Payments for Class M Certificates: The Class M Certificates will receive no principal payments before the Stepdown Date, unless the Class A Certificates are paid to zero. On or after the Stepdown Date and assuming no Trigger Event is in effect, principal will be shared among the Class M Certificates to maintain, in each case, approximately 2x their respective initial credit support.

Optional Termination: The Servicer will have the right to purchase all of the Mortgage Loans and REO properties in the mortgage pool once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, provided that the consent of the Certificate Insurer may be required if such Optional Termination will cause a claim under the Certificate Insurance Policy or if any amount owed to the Certificate Insurer will not be fully reimbursed after the termination.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Interest Carry Forward Amount: For any Distribution Date and a class of Class A or Class M Certificates, the sum of:

(x) the excess, if any, of the interest accrued at the related Pass-Through Rate and any Interest Carry Forward Amount for the prior Distribution Date, over the amount in respect of interest actually distributed on each class on such prior Distribution Date and

(y) interest on such excess at the applicable Pass-Through Rate.

Basis Risk Shortfall Carry-Forward Amount: For any Distribution Date and a class of Class A or Class M Certificates the sum of, (i) the excess of (a) the amount of interest such class would have accrued for such Distribution Date had the applicable Pass-Through Rate not been subject to the related Net WAC Rate, over (b) the amount of interest such class of Certificates accrued for such Distribution Date if the Pass-Through Rate for such Distribution Date is limited to the related Net WAC Rate, (ii) the unpaid portion of any such amounts from the prior Distribution Date and (iii) accrued interest on the amounts described in clause (ii) at the then applicable Pass-Through Rate. The ratings on each class of Certificates do not address the likelihood of the payment of any Basis Risk Shortfall Carry-Forward Amount.

Structure Summary (continued)

Excess Interest: Interest generated on the Mortgage Loans is expected to be more than the interest required to be distributed on the Class A and Class M Certificates, make net swap payments to the swap provider, and pay premium and reimbursements payable to the Certificate Insurer, resulting in Excess Interest. Excess Interest to the extent it is not used for other required purposes, including to cover interest shortfalls on the Offered Certificates or to fund any Overcollateralization Increase Amount, will be distributable to the Class C Certificates.

Senior Enhancement Percentage: For any Distribution Date is the percentage obtained by dividing

(x) the sum of:

- (i) the aggregate Certificate Principal Balance of the Class M Certificates, before taking into account the distribution of the Principal Distribution Amount on such Distribution Date, and
- (ii) the Overcollateralization Amount, after taking into account the distribution of the Principal Remittance Amount on such Distribution Date by

(y) the outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period.

Certificate Insurer Premium Payment: Premium payments to the Certificate Insurer shall be paid after net swap payments due and prior to distributions to the Offered and Non-Offered Certificates

Principal Remittance Amount: With respect to any Distribution Date, the amount equal to the sum (net of certain amounts, including amounts reimbursable therefrom to the Master Servicer and the Servicer) of the following amounts with respect to the related Mortgage Loans and the immediately preceding Due Period: (i) each scheduled payment of principal on a mortgage loan due during the related Due Period if received or advanced, (ii) all unscheduled collections including full and partial principal prepayments received during the previous calendar month, and (iii) the principal portion of all proceeds received with respect to the repurchase of Mortgage Loans during the preceding calendar month.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Principal Distribution Amount: On any Distribution Date, the lesser of (i) the outstanding principal balance of the Class A and Class M Certificates and (ii) the sum of (A) the Principal Remittance Amount minus any net swap payments or swap termination payment due to the Swap Counterparty remaining unpaid (after application of interest collections used for this purpose on such Distribution Date) and (B) any Excess Interest or net swap payments or swap termination payment due to the Trust allocable to principal in order to build or maintain the Overcollateralization Target Amount less any Overcollateralization Release Amount.

Structure Summary (continued)

Class I-A Principal Distribution Amount: With respect to any Distribution Date prior to the Stepdown Date or on which a Trigger Event is in effect, 100% of the principal received on the Group I Mortgage Loans plus its prorata share of any excess interest or net swap payments allocable to principal in order to build or maintain the Overcollateralization Target Amount. With respect to any Distribution Date on or after the Stepdown Date and on which a Trigger Event is not in effect, an amount equal to the excess of (i) the outstanding certificate principal balance of the Class I-A Certificates over (ii) the lesser of (a) approximately 82.10% of the outstanding principal balance of the Group I Mortgage Loans as of the last day of the related Due Period and (b) the outstanding principal balance of the Group I Mortgage Loans as of the last day of the related Due Period minus 0.50% of the aggregate principal balance of the Group I Mortgage Loans as of the cut-off date.

All distributions of principal to the Class I-A Certificates on any Distribution Date will be allocated to the Class I-A1, Class I-A2 and Class I-APT Certificates on a pro rata basis based on the aggregate Certificate Principal Balance of the Certificates immediately prior to such Distribution Date. Any distributions of principal allocated to the Class I-A1 Certificates will be distributed first to the Class I-A1A Certificates until the Certificate Principal Balance of the Class I-A1A Certificates has been reduced to zero, second to the Class I-A1B Certificates until the Certificate Principal Balance of the Class I-A1B Certificates has been reduced to zero, third to the Class I-A1C Certificates until the Certificate Principal Balance of the Class I-A1C Certificates has been reduced to zero, and fourth to the Class I-A1D Certificates until the Certificate Principal Balance of the Class I-A1D Certificates has been reduced to zero. However, on any Distribution Date on or after which the aggregate Certificate Principal Balance of the Class M Certificates and Class C Certificates have been reduced to zero, principal will be allocated to the Class I-A1 Certificates on a pro-rata basis.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Class II-A Principal Distribution Amount

With respect to any Distribution Date prior to the Stepdown Date or on which a Trigger Event is in effect, 100% of the principal received on the Group II Mortgage Loans plus its prorata share of any excess interest or net swap payments allocable to principal in order to build or maintain the Overcollateralization Target Amount. With respect to any Distribution Date on or after the Stepdown Date and on which a Trigger Event is not in effect, an amount equal to the excess of (i) the outstanding certificate principal balance of the Class II-A1 Certificates over (ii) the lesser of (a) approximately 82.10% of the outstanding principal balance of the Group II Mortgage Loans as of the last day of the related Due Period and (b) the outstanding principal balance of the Group II Mortgage Loans as of the last day of the related Due Period minus 0.50% of the aggregate principal balance of the Group II Mortgage Loans as of the cut-off date.

All distributions of principal to the Class II-A Certificates on any Distribution Date will be distributed first to the Class II-AN Certificates, an amount equal to the Class II-AN Lockout Distribution Amount, second to the Class II-A1A Certificates, third to the Class II-A1B Certificates, fourth to the Class II-A1C Certificates, and fifth to the Class II-A1D Certificates, in each case until the Certificate Principal Balance of such class of Certificates has been reduced to zero. Distributions to the Class II-A1D Certficates shall be made on a pro-rata basis between the Class II-A1D1 and Class II-A1D2 Certificates.

Class II-AN Lockout Distribution Amount

With respect to any Distribution Date, the product of (a) the Class II-AN Lockout Percentage for that Distribution Date and (b) the Class II-AN Pro Rata Distribution Amount for that Distribution Date. In no event shall the Class II-AN Lockout Distribution Amount for a Distribution Date exceed the Class II-A Principal Distribution Amount or the Certificate Principal Balance of the Class II-AN Certificates immediately prior to that distribution date.

Structure Summary (continued)

Class II-AN Lockout Percentage

For each Distribution Date will be as follows:

Period	Lockout Percentage
1 to 36	0%
37 to 60	45%
61 to 72	80%
73 to 84	100%
85 and thereafter	300%

Class II-AN Pro Rata Distribution Amount

With respect to any Distribution Date, an amount equal to the product of (a) a fraction, the numerator of which is the Certificate Principal Balance of the Class II-AN Certificates immediately prior to that Distribution Date and the denominator of which is the aggregate Certificate Principal Balance of the Class II-A Certificates, immediately prior to that Distribution Date and (b) the Class II-A Principal Distribution Amount.

Class M Principal Distribution Amount:

The Class M Certificates will <u>not</u> receive any principal payments until the Stepdown Date unless the Class A Certificates are paid to zero. In such case, the Class M Certificates will receive the remaining Principal Distribution Amount, sequentially in order of seniority until the certificate principal balance of each such class is reduced to zero. On or after the Stepdown Date (provided no Trigger Event is in effect), principal will be paid on the Class M Certificates, as follows:

(i) First, to the Class M-1 Certificates until approximately a 14.50% Credit Enhancement Percentage is reached (based on 2x the Class M-1 Initial Credit Enhancement Percentage),

(ii) Then to the Class M-2 Certificates until approximately a 11.90% Credit Enhancement Percentage is reached (based on 2x the Class M-2 Initial Credit Enhancement Percentage),

(iii) Then to the Class M-3 Certificates, until approximately a 10.00% Credit Enhancement

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Percentage is reached (based on 2x the Class M-3 Initial Credit Enhancement Percentage),

(iv) Then to the Class M-4 Certificates, until approximately a 8.50% Credit Enhancement Percentage is reached (based on 2x the Class M-4 Initial Credit Enhancement Percentage),

(v) Then to the Class M-5 Certificates, until approximately a 7.20% Credit Enhancement Percentage is reached (based on 2x the Class M-5 Initial Credit Enhancement Percentage),

(vi) Then to the Class M-6 Certificates, until approximately a 6.00% Credit Enhancement Percentage is reached (based on 2x the Class M-6 Initial Credit Enhancement Percentage),

(vii) Then to the Class M-7 Certificates, until approximately a 5.00% Credit Enhancement Percentage is reached (based on 2x the Class M-7 Initial Credit Enhancement Percentage),

(viii) Then to the Class M-8 Certificates, until approximately a 4.00% Credit Enhancement Percentage is reached (based on 2x the Class M-8 Initial Credit Enhancement Percentage),

(ix) Then to the Class M-9 Certificates, until approximately a 3.00% Credit Enhancement Percentage is reached (based on 2x the Class M-9 Initial Credit Enhancement Percentage),

(x) Then to the Class M-10 Certificates, until approximately a 1.70% Credit Enhancement Percentage is reached (based on 2x the Class M-10 Initial Credit Enhancement Percentage),

On or after the Stepdown Date, if a Trigger Event is in effect, the Principal Distribution Amount will be paid sequentially first to the Class A Certificates, as described on the prior page, and then to the Class M Certificates in their order of seniority until the Certificate Principal Balance of each such class is reduced to zero.

Credit Enhancement Percentage is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of each class of Certificates with a lower distribution priority by (y) the aggregate principal balance of the Mortgage Loans.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell o r buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Structure Summary (continued)

Credit Enhancement:

Credit Enhancement will be provided by:

- Monthly Excess Interest
- Overcollateralization
- Subordination
- Certificate Insurance Policy (in the case of the Class II-A1D2 Certificates)
 - Class A Certificates are senior to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates
 - Class M Certificates with a higher numerical designation are subordinate to those Class M Certificates with a lower numerical designation

Initial Credit Support*		**On or After Stepdown Date****	
Class	Percentage	Class	Percentage
Class A***	8.95%	Class A	17.90%
Class M-1	7.25%	Class M-1	14.50%
Class M-2	5.95%	Class M-2	11.90%
Class M-3	5.00%	Class M-3	10.00%
Class M-4	4.25%	Class M-4	8.50%
Class M-5	3.60%	Class M-5	7.20%
Class M-6	3.00%	Class M-6	6.00%
Class M-7	2.50%	Class M-7	5.00%
Class M-8	2.00%	Class M-8	4.00%
Class M-9	1.50%	Class M-9	3.00%
Class M-10	0.85%	Class M-10	1.70%

**Approximate.*
***Targeted.*
****The Class I-APT,Class I-A1A, Class I-A1B, Class I-A1C and Class I-A1D Certificates will have additional credit support provided by the Class I-A2 Certificates.*

Overcollateralization Amount:

With respect to any Distribution Date, the outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period less the aggregate Certificate Principal Balance of the Class A and Class M Certificates (after taking into account all distributions of principal on such Distribution Date).

Overcollateralization Increase Amount:

As of any Distribution Date, the excess, if any, of:

(x) the Overcollateralization Target Amount for such Distribution Date, over

(y) the Overcollateralization Amount for such Distribution Date, calculated for this purpose after taking into account the reduction on such Distribution Date of the Certificate Principal Balances of all classes of Certificates from distributions of the Principal Remittance Amount, but prior to taking into account any Applied Realized Loss Amounts on such Distribution Date.

Overcollateralization Target Amount:

As of any Distribution Date prior to the Stepdown Date, the Overcollateralization Target Amount is an amount equal to approximately 0.85% of the principal balance of the Mortgage Loans as of the Cut-off Date. On or after the Stepdown Date, provided a Trigger Event is not in effect, the Overcollateralization Target Amount is the greater of (x) 1.70% of the then current aggregate outstanding principal balance of the Mortgage Loans and (y) 0.50% of the principal balance of the Mortgage Loans as of the Cut-off Date. On or after the Stepdown Date, if a Trigger Event is in effect, the Overcollateralization Target Amount is the Overcollateralization Target Amount for the immediately preceding Distribution Date.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Structure Summary (continued)

Overcollateralization Release Amount:

As of any Distribution Date, the lesser of (a) the Principal Remittance Amount and (b) the excess, if any, of:

(x) the Overcollateralization Amount for such Distribution Date, calculated for this purpose after taking into account the reduction on such Distribution Date of the Certificate Principal Balances of all classes of Certificates from distributions of the Principal Remittance Amount, but prior to taking into account any Applied Realized Loss Amounts on such Distribution Date, over

(y) the Overcollateralization Target Amount for such Distribution Date.

Stepdown Date:

The later to occur of:

- (i) the Distribution Date in December 2008 and
- (ii) the first Distribution Date on which the Senior Enhancement Percentage equals or exceeds approximately 17.90%

Trigger Event:

On a Distribution Date, a Trigger Event will have occurred if:

(i) the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the initial Pool Balance exceeds the applicable percentages set forth below with respect to such Distribution Date, or

Distribution Date	Percentage
December 2005 to November 2008	N/A
December 2008 to November 2009	0.85%
December 2009 to November 2010	1.30%
December 2010 to November 2011	1.70%
December 2011and thereafter	2.00%

(ii) If the six-month rolling average of 60+ Day Delinquent Loans equals or exceeds 35% of the Senior Enhancement Percentage.

Allocation of Losses:

Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date, first, to net monthly excess cashflow, second, to the Class C Certificates by a reduction in the Overcollateralization Amount, third, to the Class M-10 Certificates, fourth, to the Class M-9 Certificates, fifth, to the Class M-8 Certificates, sixth, to the Class M-7 Certificates, seventh, to the Class M-6 Certificates, eighth, to the Class M-5 Certificates, ninth, to the Class M-4 Certificates, tenth, to the Class M-3 Certificates, eleventh, to the Class M-2 Certificates and twelfth, to the Class M-1 Certifcates.

After the aggregate Certificate Principal Balance of the Class M Certificates is reduced to zero any additional losses will reduce the principal and interest payments allocable to the related Class A certificates. Any such reduction in principal and interest payments related to the Class I-A1A, Class I-A1B, Class I-A1C, Class I-A1D or Class I-APT Certificates will be allocated to the Class I-A2 Certificates until the balance of the Class I-A2 Certificates has been reduced to zero.

Investors in the Class I-APT, Class I-A1A, Class I-A1B, Class I-A1C, Class I-A1D and Class II-A Certificates should note, however, that although Realized Losses will not reduce the Certificate Principal Balance of such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of such Certificates all principal and interest amounts to which they are then entitled. Once Realized Losses are allocated to the Class I-A2 Certificates and Class M Certificates, such amounts with respect to such Certificates will no longer accrue interest. However, the amount of any Realized Losses allocated to the Class I-A2 Certificates and Class M Certificates may be distributed to the holders of those certificates from Excess Interest and Net Swap Payments to the trust (the " Applied Realized Loss Amount"), sequentially.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Structure Summary (continued)

Advances: The Servicer is required to advance scheduled principal and interest (net of the Servicing Fee) for any delinquent Mortgage Loan. However, the Servicer will make an advance only if it determines that the advance will be recoverable from future payments or collections on that mortgage loan. If the Servicer fails to make any such advance, the Master Servicer will advance any remaining amounts of scheduled principal and interest for any delinquent Mortgage Loan. The Servicer and Master Servicer, as applicable, are entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.

Prepayment Interest Shortfall: With respect to any Distribution Date, the aggregate shortfall, if any, in collections of interest resulting from mortgagor prepayments during the preceding calendar month.

Compensating Interest: The Servicer is obligated to offset any Prepayment Interest Shortfall on any Distribution Date with Compensating Interest to the extent of its Servicing Fee for such Distribution Date.

Swap Agreement: On the Closing Date, the Supplemental Interest Trust will enter into a Swap Agreement with [TBD] (the "Swap Counterparty") for the benefit of the Class A and Class M Certificates. The Swap Agreement will have an initial notional amount of approximately $751,674,473. Under the Swap Agreement, on each Distribution Date until the swap is retired (i) the Supplemental Interest Trust shall be obligated to pay the Swap Counterparty an amount equal to [5.05]% per annum on a notional balance equal to the lesser of a (a) the swap notional amount for such Distribution Date set forth in the schedule below and (b) the aggregate principal balance of the Group I Mortgage Loans at the beginning of the related calculation period (such lesser amount, the "Notional Balance") and (ii) the Supplemental Interest Trust will be entitled to receive from the Swap Counterparty an amount equal to One-Month LIBOR (as determined pursuant to the Swap Agreement) on the Notional Balance, in each case accrued during the related swap accrual period ([26] days in the case of the first accrual period). On each such Distribution Date, only the net amount of the two obligations above (the "Net Swap Payment") will be paid by the appropriate party. On each Distribution Date on which the Supplemental Interest Trust is required to make a Net Swap Payment to the Swap Counterparty, the trust will be obligated to make a payment to the Supplemental Interest Trust in the same amount, which payment shall be paid prior to all distributions to Certificateholders.

Upon early termination of the Swap Agreement, the Supplemental Interest Trust or the Swap Counterparty may be liable to make termination payment (the "Swap Termination Payment") to the other party, regardless of which party caused the termination. The Swap Termination Payment will be computed in accordance with the procedures set forth in the Swap Agreement. In the event that the Supplemental Interest Trust is require to make a Swap Termination Payment to the Swap Counterparty, the trust will be obligated to make a payment to the Supplemental Interest Trust in the same amount. If the Swap Termination Payment is not due to a Swap Provider Trigger Event, the trust's payment will be paid on the related Distribution Date, and on any subsequent Distribution Dates until paid in full, prior to all distributions to Certificateholders. If the Swap Termination Payment is due to a Swap Provider Trigger Event, such payment will be made subordinate to distributions to all Certificates other than the Class C Certificates.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell o r buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required , a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Swap Agreement Notional Balance Schedule

Period	Notional Balance ($)	Period	Notional Balance ($)	Period	Notional Balance ($)
1	751,674,472.53	37	122,714,925.16	73	24,163,389.24
2	744,271,527.27	38	118,125,897.26	74	23,503,737.04
3	734,681,632.08	39	113,722,984.01	75	22,862,175.25
4	722,904,328.55	40	109,498,122.22	76	22,238,200.06
5	708,957,501.08	41	105,443,614.68	77	21,631,322.17
6	692,878,213.61	42	101,552,112.93	78	21,041,066.27
7	674,723,341.52	43	97,816,601.20	79	20,466,970.70
8	654,571,312.21	44	94,230,380.70	80	19,908,586.99
9	632,521,639.32	45	90,787,054.87	81	19,365,479.46
10	608,744,494.87	46	87,480,515.43	82	18,760,295.15
11	583,552,985.21	47	84,304,928.78	83	18,113,166.18
12	557,947,160.78	48	81,254,723.36	84	17,623,632.22
13	533,500,088.10	49	78,324,577.38	85	17,147,253.97
14	510,170,577.09	50	75,509,407.39	86	16,683,678.52
15	487,906,151.98	51	72,804,357.01	87	16,232,562.44
16	466,656,840.30	52	70,204,786.63	88	15,793,571.57
17	446,375,052.54	53	67,706,263.26	89	15,366,380.71
18	427,015,467.44	54	65,304,550.96	90	14,950,673.44
19	408,534,922.81	55	62,995,601.82	91	14,546,141.79
20	390,892,353.78	56	60,775,547.28	92	14,152,486.11
21	374,048,563.84	57	58,640,693.84	93	13,769,414.82
22	357,966,265.12	58	56,586,698.65	94	13,396,644.10
23	342,609,979.26	59	35,618,759.88	95	13,033,897.84
24	217,543,310.84	60	34,643,660.10	96	12,680,907.24
25	208,925,315.68	61	33,695,507.42	97	12,337,410.83
26	200,673,892.17	62	32,773,540.08	98	12,003,154.06
27	192,772,609.16	63	31,877,018.77	99	11,677,889.30
28	185,205,797.86	64	31,005,225.89	100	11,361,375.47
29	177,958,515.45	65	30,157,464.93	101	11,053,378.01
30	171,016,510.96	66	29,333,059.73	102	10,753,668.66
31	164,366,192.46	67	28,531,353.92	103	10,462,025.25
32	157,994,595.82	68	27,751,710.29	104	10,178,231.58
33	151,889,310.21	69	26,993,510.15		
34	146,038,588.83	70	26,256,152.84		
35	140,431,115.72	71	25,539,055.10		
36	127,498,514.89	72	24,841,650.56		

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell o r buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Amounts paid by the trust to the Supplemental Interest Trust will be distributed to the Swap Counterparty on each Distribution Date in the following order of priority:

1) to the Swap Counterparty, any Net Swap Payment owed to the Swap Counterparty under the Swap Agreement for such Distribution Date; and
2) to the Swap Counterparty, any Swap Termination Payment owed to the Swap Counterparty under the Swap Agreement.

Amounts paid by the Swap Counterparty to the Supplemental Interest Trust will be distributed on each Distribution Date in the following order of priority, in each case to the extent not covered by net monthly excess cashflow:

(i) to the holders of the Class I-A Certificates, on a pro rata basis, to pay accrued and unpaid interest to the extent unpaid from interest collections, but only to the extent of the interest portion of Realized Losses allocated to such Certificates on such Distribution Date;
(ii) distribution of additional principal to the certificates, until the required level of Overcollateralization Target Amount is reached, but only to the extent of the principal portion of Realized Losses for such Distribution Date or prior Distribution Dates;
(iii) to the holders of the Class M Certificates, in order of priority, to pay accrued and unpaid interest to the extent unpaid from interest collections, but only to the extent of the interest portion of Realized Losses allocated to such Certificates on such Distribution Date;
(iv) to pay the holder of the Class I-A2 Certificates and then to the Class M Certificates, in order of priority, the principal portion of any Realized Losses previously allocated thereto that remain unreimbursed;
(v) to pay, first to the Class I-A Certificates, on a pro rata basis based on the remaining Basis Risk Carry-Forward Amounts, any Basis Risk Shortfall Carry-Forward Amount, as applicable, for such Distribution Date and second, sequentially to the Class M Certificates, in order of priority, any Basis Risk Shortfall Carry-Forward Amount for such Distribution Date; and
(vi) to the parties named in the Pooling and Servicing Agreement, any remaining amounts.

Swap Provider Trigger Event: A "Swap Provider Trigger Event" shall mean: (i) an Event of Default under the Swap Agreement with respect to which the Swap Counterparty is a Defaulting Party (as defined in the Swap Agreement) or (ii) a Termination Event (including an Additional Termination Event) under the Swap Agreement with respect to which the Swap Provider is the sole Affected Party (as defined in the Swap Agreement).

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell o r buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required , a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Sensitivity Analysis – To 10% Optional Termination

Percent of Pricing Speed	0%	50%	100%	150%	200%
Class I-A1PT					
Avg. Life (yrs)	20.94	5.94	3.07	1.98	1.38
Window (mo)	1 - 345	1 - 195	1 - 104	1 - 67	1 - 48
Expected Final Mat.	Aug 2034	Feb 2022	Jul 2014	Jun 2011	Nov 2009
Class I-A1A					
Avg. Life (yrs)	14.53	1.76	1.00	0.74	0.60
Window (mo)	1 - 243	1 - 41	1 - 22	1 - 15	1 - 12
Expected Final Mat.	Feb 2026	Apr 2009	Sep 2007	Feb 2007	Nov 2006
Class I-A1B					
Avg. Life (yrs)	21.04	3.86	2.00	1.38	1.07
Window (mo)	243 - 262	41 - 52	22 - 27	15 - 18	12 - 14
Expected Final Mat.	Sep 2027	Mar 2010	Feb 2008	May 2007	Jan 2007
Class I-A1C					
Avg. Life (yrs)	24.42	6.54	3.25	2.04	1.51
Window (mo)	262 - 322	52 - 116	27 - 57	18 - 33	14 - 24
Expected Final Mat.	Sep 2032	Jul 2015	Aug 2010	Aug 2008	Nov 2007
Class I-A1D					
Avg. Life (yrs)	28.19	13.62	7.02	4.40	2.75
Window (mo)	322 - 345	116 - 195	57 - 104	33 - 67	24 - 48
Expected Final Mat.	Aug 2034	Feb 2022	Jul 2014	Jun 2011	Nov 2009
Class I-A2					
Avg. Life (yrs)	20.94	5.94	3.07	1.98	1.38
Window (mo)	1 - 345	1 - 195	1 - 104	1 - 67	1 - 48
Expected Final Mat.	Aug 2034	Feb 2022	Jul 2014	Jun 2011	Nov 2009
Class II-AIA					
Avg. Life (yrs)	11.72	1.70	1.00	0.75	0.61
Window (mo)	1 - 212	1 - 39	1 - 22	1 - 15	1 - 12
Expected Final Mat.	Jul 2023	Feb 2009	Sep 2007	Feb 2007	Nov 2006
Class II-AIB					
Avg. Life (yrs)	21.70	6.12	3.00	2.03	1.56
Window (mo)	212 - 305	39 - 129	22 - 57	15 - 35	12 - 27
Expected Final Mat.	Apr 2031	Aug 2016	Aug 2010	Oct 2008	Feb 2008

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell o r buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Sensitivity Analysis – To 10% Optional Termination

Percent of Pricing Speed	0%	50%	100%	150%	200%
Class II-AIC					
Avg. Life (yrs)	25.71	11.36	5.00	3.14	2.29
Window (mo)	305 - 313	129 - 144	57 - 64	35 - 41	27 - 29
Expected Final Mat.	Dec 2031	Nov 2017	Mar 2011	Apr 2009	Apr 2008
Class II-AID1					
Avg. Life (yrs)	27.88	15.32	7.79	4.83	3.32
Window (mo)	313 - 345	144 - 195	64 - 104	41 - 67	29 - 48
Expected Final Mat.	Aug 2034	Feb 2022	Jul 2014	Jun 2011	Nov 2009
Class II-AID2					
Avg. Life (yrs)	27.88	15.32	7.79	4.83	3.32
Window (mo)	313 - 345	144 - 195	64 - 104	41 - 67	29 - 48
Expected Final Mat.	Aug 2034	Feb 2022	Jul 2014	Jun 2011	Nov 2009
Class II-AN					
Avg. Life (yrs)	15.35	8.60	6.79	5.18	3.95
Window (mo)	37 - 345	37 - 195	37 - 104	38 - 67	41 - 48
Expected Final Mat.	Aug 2034	Feb 2022	Jul 2014	Jun 2011	Nov 2009
Class M-1					
Avg. Life (yrs)	26.47	10.93	5.67	4.13	3.98
Window (mo)	273 - 345	66 - 195	38 - 104	41 - 67	47 - 48
Expected Final Mat.	Aug 2034	Feb 2022	Jul 2014	Jun 2011	Nov 2009
Class M-2					
Avg. Life (yrs)	26.47	10.93	5.67	4.07	3.79
Window (mo)	273 - 345	66 - 195	38 - 104	40 - 67	43 - 48
Expected Final Mat.	Aug 2034	Feb 2022	Jul 2014	Jun 2011	Nov 2009
Class M-3					
Avg. Life (yrs)	26.47	10.93	5.66	4.03	3.63
Window (mo)	273 - 345	66 - 195	37 - 104	39 - 67	42 - 48
Expected Final Mat.	Aug 2034	Feb 2022	Jul 2014	Jun 2011	Nov 2009
Class M-4					
Avg. Life (yrs)	26.47	10.93	5.66	4.02	3.54
Window (mo)	273 - 345	65 - 195	37 - 104	39 - 67	40 - 48
Expected Final Mat.	Aug 2034	Feb 2022	Jul 2014	Jun 2011	Nov 2009

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Sensitivity Analysis – To 10% Optional Termination

Percent of Pricing Speed	0%	50%	100%	150%	200%
Class M-5					
Avg. Life (yrs)	26.47	10.93	5.66	3.98	3.48
Window (mo)	273 - 345	65 - 195	37 - 104	38 - 67	40 - 48
Expected Final Mat.	Aug 2034	Feb 2022	Jul 2014	Jun 2011	Nov 2009
Class M-6					
Avg. Life (yrs)	26.47	10.93	5.66	3.98	3.44
Window (mo)	273 - 345	65 - 195	37 - 104	38 - 67	39 - 48
Expected Final Mat.	Aug 2034	Feb 2022	Jul 2014	Jun 2011	Nov 2009
Class M-7					
Avg. Life (yrs)	26.47	10.93	5.66	3.98	3.42
Window (mo)	273 - 345	65 - 195	37 - 104	38 - 67	39 - 48
Expected Final Mat.	Aug 2034	Feb 2022	Jul 2014	Jun 2011	Nov 2009
Class M-8					
Avg. Life (yrs)	26.44	10.78	5.57	3.89	3.33
Window (mo)	273 - 345	65 - 195	37 - 104	37 - 67	38 - 48
Expected Final Mat.	Aug 2034	Feb 2022	Jul 2014	Jun 2011	Nov 2009
Class M-9					
Avg. Life (yrs)	26.33	10.38	5.32	3.73	3.21
Window (mo)	273 - 341	65 - 178	37 - 94	37 - 60	38 - 43
Expected Final Mat.	Apr 2034	Sep 2020	Sep 2013	Nov 2010	Jun 2009

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Sensitivity Analysis – To Maturity

Percent of Pricing Speed	0%	50%	100%	150%	200%
Class I-A1PT					
Avg. Life (yrs)	20.99	6.24	3.27	2.11	1.46
Window (mo)	1 - 358	1 - 328	1 - 215	1 - 144	1 - 103
Expected Final Mat.	Sep 2035	Mar 2033	Oct 2023	Nov 2017	Jun 2014
Class I-A1A					
Avg. Life (yrs)	14.53	1.76	1.00	0.74	0.60
Window (mo)	1 - 243	1 - 41	1 - 22	1 - 15	1 - 12
Expected Final Mat.	Feb 2026	Apr 2009	Sep 2007	Feb 2007	Nov 2006
Class I-A1B					
Avg. Life (yrs)	21.04	3.86	2.00	1.38	1.07
Window (mo)	243 - 262	41 - 52	22 - 27	15 - 18	12 - 14
Expected Final Mat.	Sep 2027	Mar 2010	Feb 2008	May 2007	Jan 2007
Class I-A1C					
Avg. Life (yrs)	24.42	6.54	3.25	2.04	1.51
Window (mo)	262 - 322	52 - 116	27 - 57	18 - 33	14 - 24
Expected Final Mat.	Sep 2032	Jul 2015	Aug 2010	Aug 2008	Nov 2007
Class I-A1D					
Avg. Life (yrs)	28.43	14.97	7.92	4.97	3.12
Window (mo)	322 - 358	116 - 328	57 - 215	33 - 144	24 - 103
Expected Final Mat.	Sep 2035	Mar 2033	Oct 2023	Nov 2017	Jun 2014
Class I-A2					
Avg. Life (yrs)	20.99	6.24	3.27	2.11	1.46
Window (mo)	1 - 358	1 - 328	1 - 215	1 - 144	1 - 103
Expected Final Mat.	Sep 2035	Mar 2033	Oct 2023	Nov 2017	Jun 2014
Class II-AIA					
Avg. Life (yrs)	11.72	1.70	1.00	0.75	0.61
Window (mo)	1 - 212	1 - 39	1 - 22	1 - 15	1 - 12
Expected Final Mat.	Jul 2023	Feb 2009	Sep 2007	Feb 2007	Nov 2006
Class II-AIB					
Avg. Life (yrs)	21.70	6.12	3.00	2.03	1.56
Window (mo)	212 - 305	39 - 129	22 - 57	15 - 35	12 - 27
Expected Final Mat.	Apr 2031	Aug 2016	Aug 2010	Oct 2008	Feb 2008

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell o r buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required , a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Sensitivity Analysis – To Maturity

Percent of Pricing Speed	0%	50%	100%	150%	200%
Class II-AIC					
Avg. Life (yrs)	25.71	11.36	5.00	3.14	2.29
Window (mo)	305 - 313	129 - 144	57 - 64	35 - 41	27 - 29
Expected Final Mat.	Dec 2031	Nov 2017	Mar 2011	Apr 2009	Apr 2008
Class II-AID1					
Avg. Life (yrs)	28.08	18.35	10.37	6.29	3.92
Window (mo)	313 - 359	144 - 348	64 - 276	41 - 195	29 - 143
Expected Final Mat.	Oct 2035	Nov 2034	Nov 2028	Feb 2022	Oct 2017
Class II-AID2					
Avg. Life (yrs)	28.08	18.35	10.37	6.29	3.92
Window (mo)	313 - 359	144 - 348	64 - 276	41 - 195	29 - 143
Expected Final Mat.	Oct 2035	Nov 2034	Nov 2028	Feb 2022	Oct 2017
Class II-AN					
Avg. Life (yrs)	15.35	8.65	7.09	6.41	6.12
Window (mo)	37 - 357	37 - 346	37 - 274	38 - 193	41 - 141
Expected Final Mat.	Aug 2035	Sep 2034	Sep 2028	Dec 2021	Aug 2017
Class M-1					
Avg. Life (yrs)	26.58	11.80	6.35	4.61	4.46
Window (mo)	273 - 355	66 - 308	38 - 201	41 - 136	47 - 99
Expected Final Mat.	Jun 2035	Jul 2031	Aug 2022	Mar 2017	Feb 2014
Class M-2					
Avg. Life (yrs)	26.57	11.63	6.17	4.41	4.04
Window (mo)	273 - 354	66 - 270	38 - 161	40 - 107	43 - 77
Expected Final Mat.	May 2035	May 2028	Apr 2019	Oct 2014	Apr 2012
Class M-3					
Avg. Life (yrs)	26.56	11.54	6.08	4.31	3.83
Window (mo)	273 - 353	66 - 253	37 - 144	39 - 94	42 - 67
Expected Final Mat.	Apr 2035	Dec 2026	Nov 2017	Sep 2013	Jun 2011
Class M-4					
Avg. Life (yrs)	26.55	11.45	6.01	4.25	3.70
Window (mo)	273 - 352	65 - 242	37 - 136	39 - 88	40 - 63
Expected Final Mat.	Mar 2035	Jan 2026	Mar 2017	Mar 2013	Feb 2011

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Sensitivity Analysis – To Maturity

Percent of Pricing Speed	0%	50%	100%	150%	200%
Class M-5					
Avg. Life (yrs)	26.54	11.34	5.94	4.16	3.61
Window (mo)	273 - 351	65 - 231	37 - 129	38 - 83	40 - 59
Expected Final Mat.	Feb 2035	Feb 2025	Aug 2016	Oct 2012	Oct 2010
Class M-6					
Avg. Life (yrs)	26.52	11.21	5.85	4.10	3.52
Window (mo)	273 - 349	65 - 220	37 - 121	38 - 78	39 - 55
Expected Final Mat.	Dec 2034	Mar 2024	Dec 2015	May 2012	Jun 2010
Class M-7					
Avg. Life (yrs)	26.49	11.03	5.73	4.02	3.45
Window (mo)	273 - 347	65 - 208	37 - 113	38 - 72	39 - 51
Expected Final Mat.	Oct 2034	Mar 2023	Apr 2015	Nov 2011	Feb 2010
Class M-8					
Avg. Life (yrs)	26.44	10.78	5.57	3.89	3.33
Window (mo)	273 - 345	65 - 195	37 - 104	37 - 67	38 - 48
Expected Final Mat.	Aug 2034	Feb 2022	Jul 2014	Jun 2011	Nov 2009
Class M-9					
Avg. Life (yrs)	26.33	10.38	5.32	3.73	3.21
Window (mo)	273 - 341	65 - 178	37 - 94	37 - 60	38 - 43
Expected Final Mat.	Apr 2034	Sep 2020	Sep 2013	Nov 2010	Jun 2009

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Option One and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell o r buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required , a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Available Funds Cap – Static Indices

Pd	Class A Group I AFC (%)	Class M AFC (%)	Pd	Class A Group I AFC (%)	Class M AFC (%)	Pd	Class A Group I AFC (%)	Class M AFC (%)
1	5.86	6.14	36	6.06	6.03	71	6.37	6.28
2	4.93	5.16	37	6.21	6.19	72	6.18	6.09
3	4.94	5.17	38	6.06	6.02	73	6.36	6.27
4	5.04	5.40	39	6.06	6.01	74	6.17	6.08
5	4.96	5.18	40	6.54	6.54	75	6.17	6.07
6	5.00	5.26	41	6.06	6.01	76	6.53	6.45
7	4.97	5.19	42	6.21	6.18	77	6.16	6.07
8	5.01	5.27	43	6.05	6.01	78	6.33	6.25
9	4.98	5.20	44	6.21	6.18	79	6.15	6.06
10	4.99	5.21	45	6.05	6.01	80	6.32	6.24
11	5.05	5.30	46	6.05	6.01	81	6.14	6.05
12	5.02	5.23	47	6.20	6.17	82	6.13	6.05
13	5.08	5.32	48	6.05	6.00	83	6.31	6.23
14	5.04	5.25	49	6.20	6.17	84	6.13	6.05
15	5.05	5.25	50	6.04	6.00	85	6.30	6.23
16	5.24	5.55	51	6.04	6.00	86	6.12	6.04
17	5.07	5.27	52	6.54	6.54	87	6.11	6.03
18	5.14	5.37	53	6.04	6.00	88	6.68	6.63
19	5.09	5.28	54	6.19	6.17	89	6.10	6.03
20	5.16	5.38	55	6.03	5.99	90	6.27	6.21
21	5.11	5.30	56	6.19	6.16	91	6.09	6.02
22	5.13	5.31	57	6.04	6.00	92	6.26	6.20
23	5.26	5.46	58	6.06	6.01	93	6.08	6.01
24	5.96	5.95	59	6.38	6.29	94	6.07	6.01
25	6.09	6.10	60	6.25	6.13	95	6.24	6.19
26	5.96	5.95	61	6.42	6.32	96	6.06	6.00
27	5.96	5.95	62	6.24	6.13	97	6.23	6.18
28	6.25	6.26	63	6.23	6.12	98	6.05	5.99
29	5.96	5.95	64	6.81	6.72	99	6.04	5.99
30	6.12	6.12	65	6.22	6.11	100	6.61	6.58
31	5.99	5.97	66	6.40	6.30	101	6.03	5.98
32	6.13	6.12	67	6.21	6.11	102	6.20	6.16
33	5.99	5.97	68	6.39	6.29	103	6.02	5.98
34	5.99	5.97	69	6.20	6.10	104	6.19	6.16
35	6.14	6.13	70	6.19	6.09			

Assumptions:

1. Run at Pricing Speed and to 10% Optional Termination
2. Static Indices: 1-Month Libor; 4.12%; 6-Month Libor; 4.49%
3. Class A Group II AFC is 6.11% for all periods
4. Fees include the Servicing Fee and the Mortgage Insurance Policy Premium for those loans covered under the Policy

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell o r buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required , a Placement Memorandum Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Available Funds Cap - Indices @ 20%

Pd	Class A Group I AFC (%)	Class M AFC (%)	Pd	Class A Group I AFC (%)	Class M AFC (%)	Pd	Class A Group I AFC (%)	Class M AFC (%)
1	21.57	18.16	36	13.21	11.50	71	12.02	9.89
2	20.58	17.14	37	13.32	11.63	72	11.74	9.63
3	20.52	17.09	38	13.07	11.03	73	11.98	9.84
4	20.54	17.25	39	12.99	10.88	74	11.69	9.58
5	20.34	16.96	40	13.53	11.43	75	11.67	9.55
6	20.26	16.94	41	12.91	10.80	76	12.19	10.02
7	20.08	16.76	42	13.33	11.13	77	11.62	9.50
8	19.96	16.71	43	13.06	10.87	78	11.86	9.71
9	19.73	16.49	44	13.19	11.01	79	11.57	9.45
10	19.53	16.34	45	12.93	10.75	80	11.81	9.66
11	19.35	16.25	46	12.86	10.69	81	11.53	9.40
12	19.07	15.99	47	13.01	10.84	82	11.51	9.38
13	18.89	15.89	48	12.77	10.60	83	11.74	9.58
14	18.61	15.63	49	12.91	10.75	84	11.47	9.33
15	18.38	15.46	50	12.65	10.49	85	11.71	9.55
16	18.34	15.58	51	12.59	10.44	86	11.42	9.28
17	17.95	15.13	52	13.18	11.03	87	11.40	9.26
18	17.80	15.06	53	12.47	10.34	88	12.20	9.99
19	17.54	14.81	54	12.63	10.50	89	11.35	9.21
20	17.40	14.75	55	12.37	10.24	90	11.58	9.42
21	17.14	14.51	56	12.52	10.40	91	11.30	9.16
22	16.97	14.37	57	12.31	10.18	92	11.53	9.37
23	17.01	14.45	58	12.35	10.19	93	11.25	9.11
24	13.88	12.01	59	11.80	9.88	94	11.23	9.09
25	13.93	12.09	60	11.99	9.93	95	11.46	9.29
26	13.68	11.86	61	12.24	10.15	96	11.18	9.04
27	13.59	11.79	62	11.95	9.88	97	11.40	9.24
28	13.81	12.05	63	11.93	9.86	98	11.13	8.99
29	13.46	11.69	64	12.77	10.61	99	11.10	8.97
30	13.80	12.00	65	11.89	9.81	100	11.88	9.68
31	13.55	11.76	66	12.14	10.02	101	11.05	8.92
32	13.62	11.86	67	11.85	9.76	102	11.27	9.12
33	13.37	11.62	68	12.09	9.97	103	11.00	8.87
34	13.30	11.56	69	11.80	9.70	104	11.22	9.07
35	13.47	11.74	70	11.78	9.68			

Assumptions:

1. Run at Pricing Speed and to 10% Optional Termination
2. Fees include the Servicing Fee and the Mortgage Insurance Policy Premium for those loans covered under the Policy
3. Class A Group II AFC is 6.11% for all periods
4. Proceeds from swap included

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Excess Interest - Static Indices

Pd	Excess Interest (%)	Pd	Excess Interest (%)	Pd	Excess Interest (%)
1	1.11	36	1.31	71	1.41
2	0.55	37	1.37	72	1.32
3	0.56	38	1.31	73	1.40
4	0.59	39	1.30	74	1.32
5	0.57	40	1.52	75	1.31
6	0.59	41	1.29	76	1.48
7	0.58	42	1.36	77	1.31
8	0.60	43	1.28	78	1.39
9	0.59	44	1.35	79	1.31
10	0.59	45	1.27	80	1.39
11	0.62	46	1.27	81	1.30
12	0.61	47	1.34	82	1.30
13	0.64	48	1.26	83	1.39
14	0.62	49	1.33	84	1.30
15	0.63	50	1.25	85	1.39
16	0.71	51	1.24	86	1.30
17	0.64	52	1.47	87	1.30
18	0.67	53	1.23	88	1.55
19	0.65	54	1.30	89	1.30
20	0.68	55	1.22	90	1.38
21	0.66	56	1.29	91	1.29
22	0.67	57	1.21	92	1.38
23	0.75	58	1.22	93	1.29
24	1.27	59	1.41	94	1.29
25	1.34	60	1.35	95	1.37
26	1.27	61	1.44	96	1.29
27	1.27	62	1.35	97	1.37
28	1.39	63	1.34	98	1.29
29	1.26	64	1.60	99	1.29
30	1.34	65	1.34	100	1.53
31	1.27	66	1.42	101	1.29
32	1.34	67	1.33	102	1.37
33	1.26	68	1.41	103	1.29
34	1.26	69	1.33	104	1.37
35	1.33	70	1.32		

Assumptions:

1. Run at Pricing Speed and to 10% Optional Termination
2. Static Indices: 1-Month Libor; 4.12%; 6-Month Libor; 4.49%

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell o r buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required , a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Excess Interest - Forward Indices

Pd	Excess Interest (%)	Pd	Excess Interest (%)	Pd	Excess Interest (%)
1	1.11	36	1.05	71	1.13
2	0.55	37	1.13	72	1.01
3	0.55	38	1.02	73	1.12
4	0.58	39	1.01	74	1.00
5	0.55	40	1.28	75	0.99
6	0.56	41	1.00	76	1.22
7	0.55	42	1.11	77	0.98
8	0.56	43	0.98	78	1.10
9	0.54	44	1.08	79	0.98
10	0.53	45	0.96	80	1.09
11	0.56	46	0.95	81	0.97
12	0.53	47	1.06	82	0.97
13	0.56	48	0.94	83	1.09
14	0.53	49	1.04	84	0.97
15	0.53	50	0.91	85	1.09
16	0.62	51	0.90	86	0.96
17	0.53	52	1.20	87	0.96
18	0.56	53	0.89	88	1.29
19	0.53	54	1.00	89	0.95
20	0.56	55	0.87	90	1.07
21	0.52	56	0.98	91	0.95
22	0.53	57	0.86	92	1.06
23	0.62	58	0.88	93	0.94
24	1.05	59	1.11	94	0.94
25	1.11	60	1.06	95	1.05
26	1.03	61	1.18	96	0.94
27	1.02	62	1.05	97	1.05
28	1.17	63	1.05	98	0.93
29	1.01	64	1.37	99	0.93
30	1.14	65	1.04	100	1.25
31	1.04	66	1.16	101	0.92
32	1.12	67	1.03	102	1.04
33	1.02	68	1.14	103	0.92
34	1.01	69	1.02	104	1.03
35	1.11	70	1.01		

Assumptions:

1. Run at Pricing Speed and to 10% Optional Termination
2. Run using 1-Month Libor and 6-Month Libor Forward Indices

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell o r buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required , a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Total Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

		Collateral Summary	Ranges (if applicable)
Total Number of Loans		3,270	
Total Outstanding Loan Principle Balance		$993,171,848.20	
Average Outstanding Loan Principal Balance		$303,722.28	$38,639.44 - $1,981,800.00
WA Coupon		6.212%	4.000% - 9.625%
WA Remaining Term (mo.)		356	176 - 360
WA Original LTV**		74.09%	12.84% – 100.00%
WA FICO*		702	515 - 822
WA Seasoning (mo.)		1	0 - 7
Interest Only Loans		73.12%	
1st Liens		100.00%	
2nd Liens		0.00%	
Simultaneous 2nd Liens		46.83%	
Loan Type			
ARM		61.36%	
Fixed		38.64%	
Geographic Distribution			
	CA	55.32%	
	GA	10.12%	
	NJ	7.62%	
ARM Characteristics			
Gross Margin		3.202%	2.250% - 7.950%
Initial Periodic Cap		3.948%	1.000% - 6.000%
Subsequent Periodic Cap		1.000%	1.000% - 1.000%
Lifetime Maximum Rate		11.846%	9.250% - 15.625%
Lifetime Minimum Rate		3.357%	2.250% - 8.950%

*Zero Values Excluded

**WA OLTV is defined as the Loan-to-Value Ratios of the First Lien Mortgage Loans.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – TOTAL POOL

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon*	WA OLTV*	WA FICO*	IO %
25,000.01 - 50,000.00	5	$228,207.54	0.02%	$45,641.51	7.072%	65.87%	683	N/A
50,000.01 - 75,000.00	43	2,778,113.93	0.28	64,607.30	7.001	71.71	689	24.60
75,000.01 - 100,000.00	128	11,391,663.10	1.15	88,997.37	6.680	70.75	705	57.25
100,000.01 - 125,000.00	171	19,401,728.56	1.95	113,460.40	6.565	76.59	699	66.44
125,000.01 - 150,000.00	248	34,414,505.89	3.47	138,768.17	6.430	74.68	701	68.78
150,000.01 - 175,000.00	243	39,434,814.06	3.97	162,283.19	6.398	73.56	697	59.92
175,000.01 - 200,000.00	262	49,329,995.96	4.97	188,282.43	6.374	74.78	702	68.41
200,000.01 - 225,000.00	220	46,930,877.24	4.73	213,322.17	6.319	76.13	694	74.08
225,000.01 - 250,000.00	199	47,489,679.37	4.78	238,641.60	6.336	76.09	689	67.01
250,000.01 - 275,000.00	203	53,152,493.03	5.35	261,834.94	6.274	75.71	694	73.11
275,000.01 - 300,000.00	213	61,487,100.46	6.19	288,671.83	6.195	76.27	695	72.65
300,000.01 - 325,000.00	153	47,993,408.45	4.83	313,682.41	6.264	75.69	693	76.56
325,000.01 - 359,650.00	213	72,967,625.40	7.35	342,571.01	6.281	76.46	687	73.62
359,650.01 - 500,000.00	637	270,360,361.46	27.22	424,427.57	6.154	74.93	704	75.71
500,000.01 -1,000,000.00	306	200,273,586.56	20.17	654,488.84	6.055	71.76	711	73.51
>1,000,000.00	26	35,537,687.19	3.58	1,366,834.12	5.911	61.33	737	91.54
Total:	**3,270**	**$993,171,848.20**	**100.00%**	**$303,722.28**	**6.212%**	**74.09%**	**702**	**73.12%**

*weighted by principal balance

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
25,000.01 - 50,000.00	5	$228,207.54	0.02%	$45,641.51	7.072%	65.87%	683	N/A
50,000.01 - 75,000.00	43	2,778,113.93	0.28	64,607.30	7.001	71.71	689	24.60
75,000.01 - 100,000.00	128	11,391,663.10	1.15	88,997.37	6.680	70.75	705	57.25
100,000.01 - 125,000.00	171	19,401,728.56	1.95	113,460.40	6.565	76.59	699	66.44
125,000.01 - 150,000.00	249	34,564,383.20	3.48	138,812.78	6.428	74.70	701	68.48
150,000.01 - 175,000.00	243	39,459,581.93	3.97	162,385.11	6.401	73.59	697	59.88
175,000.01 - 200,000.00	261	49,155,350.78	4.95	188,334.68	6.373	74.74	702	68.65
200,000.01 - 225,000.00	220	46,930,877.24	4.73	213,322.17	6.319	76.13	694	74.08
225,000.01 - 250,000.00	199	47,489,679.37	4.78	238,641.60	6.336	76.09	689	67.01
250,000.01 - 275,000.00	203	53,152,493.03	5.35	261,834.94	6.274	75.71	694	73.11
275,000.01 - 300,000.00	213	61,487,100.46	6.19	288,671.83	6.195	76.27	695	72.65
300,000.01 - 325,000.00	153	47,993,408.45	4.83	313,682.41	6.264	75.69	693	76.56
325,000.01 - 359,650.00	214	73,326,889.53	7.38	342,649.02	6.279	76.48	687	73.26
359,650.01 - 500,000.00	636	270,001,097.33	27.19	424,530.03	6.154	74.93	704	75.81
500,000.01 -1,000,000.00	306	200,273,586.56	20.17	654,488.84	6.055	71.76	711	73.51
>1,000,000.00	26	35,537,687.19	3.58	1,366,834.12	5.911	61.33	737	91.54
Total:	**3,270**	**$993,171,848.20**	**100.00%**	**$303,722.28**	**6.212%**	**74.09%**	**702**	**73.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CCM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CCM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CCM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CCM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell o r buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required , a Placement Memorandum. Finally, CCM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – TOTAL POOL *(continued)*

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
4.000 - 4.499	2	$618,909.98	0.06%	$309,454.99	4.068%	62.35%	688	72.71%
4.500 - 4.999	30	10,358,532.78	1.04	345,284.43	4.830	72.30	717	90.28
5.000 - 5.499	213	90,406,738.08	9.10	424,444.78	5.218	63.75	732	65.20
5.500 - 5.999	924	301,841,823.12	30.39	326,668.64	5.763	70.54	717	75.23
6.000 - 6.499	812	248,562,395.63	25.03	306,111.32	6.202	74.71	701	77.31
6.500 - 6.999	807	226,631,947.41	22.82	280,832.65	6.676	78.33	683	71.51
7.000 - 7.499	294	70,928,737.87	7.14	241,254.21	7.172	81.27	677	69.29
7.500 - 7.999	131	32,088,015.59	3.23	244,946.68	7.625	83.09	681	64.84
8.000 - 8.499	36	7,605,856.02	0.77	211,273.78	8.152	84.20	664	48.44
8.500 - 8.999	18	3,919,391.26	0.39	217,743.96	8.654	84.44	700	60.63
9.000 - 9.499	1	58,300.00	0.01	58,300.00	9.000	77.32	691	N/A
9.500 - 9.999	2	151,200.46	0.02	75,600.23	9.543	96.70	663	65.97
Total:	**3,270**	**$993,171,848.20**	**100.00%**	**$303,722.28**	**6.212%**	**74.09%**	**702**	**73.12%**

Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
120 - 180	54	$12,484,999.01	1.26%	$231,203.69	5.811%	59.37%	699	N/A
181 - 240	10	1,758,102.86	0.18	175,810.29	6.152	59.74	696	N/A
241 - 360	3,206	978,928,746.33	98.57	305,342.72	6.217	74.31	702	74.18
Total:	**3,270**	**$993,171,848.20**	**100.00%**	**$303,722.28**	**6.212%**	**74.09%**	**702**	**73.12%**

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
121 - 180	54	$12,484,999.01	1.26%	$231,203.69	5.811%	59.37%	699	N/A
181 - 240	10	1,758,102.86	0.18	175,810.29	6.152	59.74	696	N/A
301 - 360	3,206	978,928,746.33	98.57	305,342.72	6.217	74.31	702	74.18
Total:	**3,270**	**$993,171,848.20**	**100.00%**	**$303,722.28**	**6.212%**	**74.09%**	**702**	**73.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell o r buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – TOTAL POOL *(continued)*

Seasoning of Mortgage Loans

Seasoning (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
0 - 6	3,266	$992,429,109.73	99.93%	$303,866.84	6.212%	74.09%	702	73.16%
7 - 12	4	742,738.47	0.07	185,684.62	6.910	85.14	571	13.21
Total:	**3,270**	**$993,171,848.20**	**100.00%**	**$303,722.28**	**6.212%**	**74.09%**	**702**	**73.12%**

Original Loan-to-Value Ratios of Mortgage Loans

Original LTVs (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
0.01 - 25.00	19	$2,968,655.73	0.30%	$156,245.04	5.919%	19.87%	731	60.33%
25.01 - 30.00	18	4,523,638.56	0.46	251,313.25	5.787	28.29	706	38.11
30.01 - 35.00	27	7,105,159.90	0.72	263,154.07	5.609	32.91	728	54.79
35.01 - 40.00	41	10,993,480.80	1.11	268,133.68	5.611	37.93	712	61.53
40.01 - 45.00	37	9,581,292.62	0.96	258,953.85	5.873	43.01	718	47.93
45.01 - 50.00	74	22,018,142.95	2.22	297,542.47	5.793	48.05	704	58.67
50.01 - 55.00	99	32,288,733.11	3.25	326,148.82	5.838	52.48	718	56.03
55.01 - 60.00	161	62,484,261.46	6.29	388,101.00	5.787	58.14	721	67.35
60.01 - 65.00	193	75,925,340.52	7.64	393,395.55	5.829	63.72	707	62.08
65.01 - 70.00	212	70,023,998.94	7.05	330,301.88	6.172	68.96	703	69.80
70.01 - 75.00	143	49,468,980.76	4.98	345,936.93	6.253	73.52	701	72.20
75.01 - 80.00	1,826	544,663,404.45	54.84	298,282.26	6.265	79.76	702	81.81
80.01 - 85.00	62	17,710,156.16	1.78	285,647.68	6.649	84.04	642	42.50
85.01 - 90.00	183	46,620,540.09	4.69	254,757.05	6.852	89.60	666	53.42
90.01 - 95.00	125	26,979,294.78	2.72	215,834.36	7.087	94.81	697	68.78
95.01 - 100.00	50	9,816,767.37	0.99	196,335.35	6.712	99.95	733	61.05
Total:	**3,270**	**$993,171,848.20**	**100.00%**	**$303,722.28**	**6.212%**	**74.09%**	**702**	**73.12%**

Occupancy Status of Mortgage Loans

Occupancy Status	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Owner Occupied	2,692	$856,493,030.01	86.24%	$318,162.34	6.155%	74.22%	700	73.13%
Investor	439	101,219,882.20	10.19	230,569.21	6.632	72.36	712	71.93
Second Home	139	35,458,935.99	3.57	255,100.26	6.391	76.02	717	76.17
Total:	**3,270**	**$993,171,848.20**	**100.00%**	**$303,722.28**	**6.212%**	**74.09%**	**702**	**73.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell o r buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required , a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – TOTAL POOL *(continued)*

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Single Family	1,946	$620,505,697.95	62.48%	$318,862.13	6.166%	73.34%	699	70.75%
Pud	806	211,233,977.21	21.27	262,076.89	6.247	76.71	711	80.66
Condo	286	80,425,372.01	8.10	281,207.59	6.222	76.10	713	85.95
2 Family	149	49,430,765.11	4.98	331,750.10	6.480	72.46	690	54.05
3-4 Family	83	31,576,035.92	3.18	380,434.17	6.449	68.74	695	66.33
Total:	**3,270**	**$993,171,848.20**	**100.00%**	**$303,722.28**	**6.212%**	**74.09%**	**702**	**73.12%**

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Purchase	1,873	$535,915,081.65	53.96%	$286,126.58	6.313%	79.07%	710	82.64%
Cashout Refinance	1,196	384,223,871.66	38.69	321,257.42	6.141	68.53	688	59.80
Rate/Term Refinance	201	73,032,894.89	7.35	363,347.74	5.848	66.84	721	73.27
Total:	**3,270**	**$993,171,848.20**	**100.00%**	**$303,722.28**	**6.212%**	**74.09%**	**702**	**73.12%**

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Stated Income, Verified Asset	1,085	$354,692,690.94	35.71%	$326,905.71	6.249%	76.76%	707	84.34%
Stated Income, Stated Asset	694	208,003,140.68	20.94	299,716.34	6.431	75.04	681	61.10
Full Doc	720	203,394,477.47	20.48	282,492.33	6.043	77.02	708	71.03
No Income, No Asset	433	120,685,020.91	12.15	278,718.29	5.959	60.19	710	58.69
No Ratio	338	106,396,518.20	10.71	314,782.60	6.273	73.55	707	79.55
Total:	**3,270**	**$993,171,848.20**	**100.00%**	**$303,722.28**	**6.212%**	**74.09%**	**702**	**73.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – TOTAL POOL *(continued)*

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
6 Mo Libor Arm (IO)	24	$8,555,720.00	0.86%	$356,488.33	5.933%	78.18%	716	100.00 %
2/6 Arm	217	55,337,832.19	5.57	255,013.05	6.809	80.63	646	N/A
2/6 Arm (IO)	663	219,814,200.00	22.13	331,544.80	6.218	78.05	689	100.00
3/1 Arm	2	324,729.71	0.03	162,364.86	4.370	93.03	515	N/A
3/6 Arm	20	6,821,940.82	0.69	341,097.04	6.722	77.25	658	N/A
3/6 Arm (IO)	87	27,405,899.00	2.76	315,010.33	6.089	75.53	701	100.00
5/6 Arm	87	21,435,954.22	2.16	246,390.28	6.565	77.50	701	N/A
5/6 Arm (IO)	907	256,240,259.00	25.80	282,514.07	6.321	76.74	704	100.00
10/6 Arm (IO)	8	3,144,550.00	0.32	393,068.75	5.848	71.23	717	100.00
7/6 Arm	3	654,593.26	0.07	218,197.75	6.058	69.01	712	N/A
7/6 Arm (IO)	29	9,658,213.00	0.97	333,041.83	5.703	69.48	737	100.00
15Y Fixed Amort	54	12,484,999.01	1.26	231,203.69	5.811	59.37	699	N/A
20Y Fixed Amort	10	1,758,102.86	0.18	175,810.29	6.152	59.74	696	N/A
30Y Fixed Amort	582	166,787,026.13	16.79	286,575.65	6.072	68.50	711	N/A
30Y Fixed Amort (IO)	575	201,347,829.00	20.27	350,170.14	6.054	69.69	720	100.00
Fix Balloon (40 Yr)	2	1,400,000.00	0.14	700,000.00	5.918	76.80	662	N/A
Total:	**3,270**	**$993,171,848.20**	**100.00%**	**$303,722.28**	**6.212%**	**74.09%**	**702**	**73.12%**

Index Type of Mortgage Loans

Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
6 Mo Libor	2,045	$609,069,161.49	61.33%	$297,833.33	6.313%	77.41%	694	86.17%
Fixed	1,223	383,777,957.00	38.64	313,800.46	6.054	68.82	715	52.46
1 Yr Treasury	2	324,729.71	0.03	162,364.86	4.370	93.03	515	N/A
Total:	**3,270**	**$993,171,848.20**	**100.00%**	**$303,722.28**	**6.212%**	**74.09%**	**702**	**73.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell o r buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – TOTAL POOL *(continued)*

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
California	1,484	$549,401,469.67	55.32%	$370,216.62	6.025%	71.22%	706	79.04%
Georgia	483	100,487,907.36	10.12	208,049.50	6.175	77.27	718	82.89
New Jersey	237	75,698,195.59	7.62	319,401.67	6.638	76.31	682	50.98
New York	161	56,170,758.70	5.66	348,886.70	6.498	75.57	681	46.90
Florida	225	54,689,009.20	5.51	243,062.26	6.733	77.69	700	82.29
Nevada	70	17,136,898.84	1.73	244,812.84	6.185	78.89	705	90.90
Washington	67	16,103,162.44	1.62	240,345.71	6.292	81.68	711	79.07
Massachusetts	48	15,815,735.59	1.59	329,494.49	6.605	74.18	682	42.88
Colorado	68	14,793,098.90	1.49	217,545.57	6.238	81.88	709	85.83
Arizona	65	13,183,718.95	1.33	202,826.45	6.470	80.91	706	75.45
Virginia	32	10,180,478.28	1.03	318,139.95	6.300	79.56	684	77.39
Connecticut	37	10,160,344.07	1.02	274,603.89	6.459	79.27	662	38.50
Maryland	32	9,665,942.98	0.97	302,060.72	6.293	76.94	684	56.23
Pennsylvania	42	8,262,844.83	0.83	196,734.40	6.571	77.98	673	31.21
North Carolina	29	4,676,381.87	0.47	161,254.55	7.041	81.57	689	45.81
Texas	34	4,656,597.69	0.47	136,958.76	6.344	80.50	705	45.89
Oregon	18	3,866,349.56	0.39	214,797.20	6.151	78.55	708	80.75
Rhode Island	12	3,463,994.42	0.35	288,666.20	6.411	82.00	631	34.74
South Carolina	20	2,989,585.11	0.30	149,479.26	6.936	83.02	726	58.99
Ohio	14	2,769,284.91	0.28	197,806.07	6.301	77.93	706	69.55
Michigan	14	2,460,743.15	0.25	175,767.37	6.879	80.88	690	28.58
Illinois	9	2,271,317.34	0.23	252,368.59	6.563	81.93	718	24.30
New Mexico	15	1,984,494.94	0.20	132,299.66	6.161	78.81	721	69.13
Minnesota	6	1,923,200.00	0.19	320,533.33	5.825	73.25	737	100.00
Missouri	7	1,690,718.12	0.17	241,531.16	6.340	83.04	715	69.51
Alabama	4	1,465,536.10	0.15	366,384.03	6.381	75.71	679	30.68
New Hampshire	4	1,353,854.19	0.14	338,463.55	6.106	68.66	727	N/A
Tennessee	10	1,409,738.26	0.14	140,973.83	7.170	83.52	682	72.23
Utah	6	1,148,964.74	0.12	191,494.12	6.736	79.12	695	68.97
Indiana	5	1,052,231.09	0.11	210,446.22	7.285	86.58	707	N/A
Delaware	3	666,644.02	0.07	222,214.67	6.367	78.61	741	N/A
Hawaii	2	507,836.87	0.05	253,918.44	5.789	70.56	673	68.53
Maine	2	356,748.44	0.04	178,374.22	5.976	77.64	652	N/A
District of Columbia	1	280,000.00	0.03	280,000.00	5.875	64.37	695	100.00
Nebraska	2	190,661.98	0.02	95,330.99	5.959	88.17	715	N/A
Idaho	1	104,900.00	0.01	104,900.00	5.625	37.88	758	100.00
Iowa	1	132,500.00	0.01	132,500.00	6.875	100.00	717	100.00
Total:	**3,270**	**$993,171,848.20**	**100.00%**	**$303,722.28**	**6.212%**	**74.09%**	**702**	**73.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell o r buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required , a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – TOTAL POOL *(continued)*

Original Prepayment Penalty Term

Original Prepayment Penalty Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
No Penalty	771	$236,255,688.23	23.79%	$306,427.61	6.492%	75.96%	693	63.29%
6	31	14,555,853.52	1.47	469,543.66	6.220	74.03	720	98.30
12	345	112,145,939.60	11.29	325,060.69	6.369	74.60	696	68.13
24	794	231,866,771.13	23.35	292,023.64	6.213	77.16	692	86.30
36	1,134	335,377,248.74	33.77	295,747.13	6.007	70.75	711	68.71
60	195	62,970,346.98	6.34	322,924.86	5.972	72.73	735	87.98
Total:	**3,270**	**$993,171,848.20**	**100.00%**	**$303,722.28**	**6.212%**	**74.09%**	**702**	**73.12%**

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
N/A	2	$364,117.08	0.04%	$182,058.54	5.430%	68.80%	N/A	N/A
500 - 525	2	425,492.17	0.04	212,746.09	7.084	84.84	520	N/A
526 - 550	1	348,845.50	0.04	348,845.50	8.150	84.34	547	N/A
551 - 575	2	459,431.49	0.05	229,715.75	7.118	84.72	565	N/A
576 - 600	76	20,773,811.23	2.09	273,339.62	6.712	78.23	591	37.57
601 - 625	162	43,713,203.18	4.40	269,834.59	6.549	74.30	616	53.60
626 - 650	353	100,333,537.09	10.10	284,230.98	6.548	75.32	639	70.82
651 - 675	534	154,091,325.75	15.52	288,560.54	6.365	75.62	663	73.47
676 - 700	581	177,725,439.50	17.89	305,895.77	6.240	75.37	687	76.64
701 - 725	514	155,252,331.28	15.63	302,047.34	6.157	74.75	712	76.63
726 - 750	417	130,812,131.59	13.17	313,698.16	6.068	73.44	737	77.76
751 - 775	364	116,906,420.55	11.77	321,171.49	5.980	72.26	762	77.89
776 - 800	224	79,176,088.74	7.97	353,464.68	5.800	68.01	786	67.43
801 - 825	38	12,789,673.05	1.29	336,570.34	6.106	73.01	807	72.88
Total:	**3,270**	**$993,171,848.20**	**100.00%**	**$303,722.28**	**6.212%**	**74.09%**	**702**	**73.12%**

Margins of Adjustable Rate Mortgage Loans

Margins (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
2.000 - 2.499	832	$226,954,242.37	37.24%	$272,781.54	6.269%	76.48%	708	91.83%
2.500 - 2.999	540	174,887,547.50	28.70	323,865.83	6.238	77.31	696	94.10
3.000 - 3.499	188	56,110,847.80	9.21	298,461.96	6.212	75.72	701	91.95
3.500 - 3.999	122	45,850,939.34	7.52	375,827.37	6.062	76.33	716	96.62
4.000 - 4.499	16	5,255,035.78	0.86	328,439.74	6.054	77.05	694	75.72
4.500 - 4.999	22	8,375,004.68	1.37	380,682.03	5.941	77.83	643	78.10
5.000 - 5.499	69	21,672,151.28	3.56	314,089.15	6.257	78.54	647	62.04
5.500 - 5.999	146	40,148,745.75	6.59	274,991.41	6.700	81.29	639	47.43

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell o r buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required , a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

6.000 - 6.499	62	16,731,906.29	2.75	269,869.46	7.096	83.26	637	43.70
6.500 - 6.999	31	8,401,827.82	1.38	271,026.70	7.324	84.72	648	45.15
7.000 - 7.499	15	3,986,229.30	0.65	265,748.62	7.742	83.57	639	30.71
7.500 - 7.999	4	1,019,413.29	0.17	254,853.32	8.803	89.18	630	60.50
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

COLLATERAL TABLES – TOTAL POOL *(continued)*

Next Rate Change Dates of Adjustable Rate Mortgage Loans

Next Rate Change Dates	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
January 2006	1	$432,000.00	0.07%	$432,000.00	5.875%	80.00%	683	100.00 %
February 2006	6	2,142,028.00	0.35	357,004.67	5.890	76.69	698	100.00
March 2006	9	3,680,792.00	0.60	408,976.89	5.945	79.83	728	100.00
April 2006	7	2,200,900.00	0.36	314,414.29	5.967	77.60	717	100.00
May 2006	1	100,000.00	0.02	100,000.00	5.875	54.43	772	100.00
April 2007	2	488,828.74	0.08	244,414.37	7.786	82.38	540	N/A
June 2007	2	576,030.44	0.09	288,015.22	7.992	84.38	557	N/A
July 2007	18	5,436,854.46	0.89	302,047.47	6.001	78.08	712	87.51
August 2007	104	31,253,692.87	5.13	300,516.28	5.959	77.31	704	90.04
September 2007	233	76,840,106.56	12.61	329,785.87	6.353	77.88	689	81.98
October 2007	326	101,326,316.12	16.63	310,816.92	6.400	79.66	677	79.23
November 2007	195	59,230,203.00	9.72	303,744.63	6.410	78.20	663	73.68
April 2008	1	155,819.73	0.03	155,819.73	4.500	93.92	N/A	N/A
June 2008	1	239,000.00	0.04	239,000.00	5.625	81.57	750	100.00
July 2008	4	761,697.98	0.12	190,424.50	5.448	82.93	655	77.82
August 2008	14	3,248,715.00	0.53	232,051.07	6.152	74.83	711	100.00
September 2008	38	12,925,568.50	2.12	340,146.54	6.338	75.49	699	80.73
October 2008	28	8,949,918.32	1.47	319,639.94	6.043	76.44	684	84.08
November 2008	23	8,271,850.00	1.36	359,645.65	6.281	75.79	683	64.87
June 2010	3	543,400.00	0.09	181,133.33	5.820	63.94	746	100.00
July 2010	70	21,396,644.31	3.51	305,666.35	6.051	76.72	701	97.52
August 2010	207	57,734,929.34	9.47	278,912.70	6.132	77.18	704	94.20
September 2010	257	72,642,740.27	11.92	282,656.58	6.411	76.96	706	91.36
October 2010	275	79,202,513.30	13.00	288,009.14	6.365	76.36	702	89.92
November 2010	182	46,155,986.00	7.57	253,604.32	6.587	76.99	704	92.87
June 2012	1	300,000.00	0.05	300,000.00	5.375	71.43	762	100.00
July 2012	6	1,850,000.00	0.30	308,333.33	5.614	63.14	738	100.00
August 2012	9	3,107,043.60	0.51	345,227.07	5.659	69.95	723	85.89
September 2012	6	1,522,962.66	0.25	253,827.11	6.030	72.40	667	85.81
October 2012	4	1,328,900.00	0.22	332,225.00	5.633	80.53	747	100.00
November 2012	6	2,203,900.00	0.36	367,316.67	5.805	65.04	786	100.00
September 2015	2	1,042,000.00	0.17	521,000.00	5.734	79.85	721	100.00
October 2015	3	1,248,850.00	0.20	416,283.33	5.886	59.71	715	100.00
November 2015	3	853,700.00	0.14	284,566.67	5.931	77.54	715	100.00
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – TOTAL POOL *(continued)*

Maximum Mortgage Rates of Adjustable Rate Mortgage Loans

Maximum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
9.000 - 9.499	1	$168,909.98	0.03%	$168,909.98	4.250%	92.20%	515	N/A
9.500 - 9.999	9	3,675,174.73	0.60	408,352.75	4.795	68.12	712	95.76
10.000 - 10.499	36	10,431,615.01	1.71	289,767.08	5.232	74.05	738	89.04
10.500 - 10.999	280	86,800,408.68	14.24	310,001.46	5.704	72.96	714	96.17
11.000 - 11.499	315	95,287,454.57	15.64	302,499.86	5.987	75.22	705	92.04
11.500 - 11.999	534	159,151,617.92	26.12	298,036.74	6.182	77.09	701	93.67
12.000 - 12.499	369	107,591,301.39	17.66	291,575.34	6.434	78.77	686	85.91
12.500 - 12.999	313	94,897,807.53	15.57	303,187.88	6.823	79.97	671	71.87
13.000 - 13.499	119	33,184,794.46	5.45	278,863.82	7.300	83.45	661	61.30
13.500 - 13.999	49	12,901,268.57	2.12	263,291.20	7.688	84.14	668	60.89
14.000 - 14.499	12	2,765,244.21	0.45	230,437.02	8.120	84.23	640	39.22
14.500 - 14.999	8	2,387,093.69	0.39	298,386.71	7.926	85.12	671	72.73
15.500 - 15.999	2	151,200.46	0.02	75,600.23	9.543	96.70	663	65.97
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

Minimum Mortgage Rates of Adjustable Rate Mortgage Loans

Minimum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
2.000 - 2.499	832	$226,954,242.37	37.24%	$272,781.54	6.269%	76.48%	708	91.83%
2.500 - 2.999	538	174,023,547.50	28.56	323,463.84	6.238	77.30	696	94.07
3.000 - 3.499	188	56,110,847.80	9.21	298,461.96	6.212	75.72	701	91.95
3.500 - 3.999	122	45,850,939.34	7.52	375,827.37	6.062	76.33	716	96.62
4.000 - 4.499	13	4,318,585.85	0.71	332,198.91	6.193	78.78	707	81.72
4.500 - 4.999	2	972,800.00	0.16	486,400.00	6.876	79.03	658	100.00
5.000 - 5.499	10	2,377,420.56	0.39	237,742.06	5.957	70.66	667	69.88
5.500 - 5.999	24	8,312,622.81	1.36	346,359.28	5.849	78.64	647	75.25
6.000 - 6.499	76	24,140,136.86	3.96	317,633.38	6.227	78.98	648	61.66
6.500 - 6.999	148	41,451,038.55	6.80	280,074.58	6.743	80.49	639	49.68
7.000 - 7.499	59	16,419,653.16	2.69	278,299.21	7.212	84.87	636	38.21
7.500 - 7.999	23	5,799,717.35	0.95	252,161.62	7.695	88.33	646	35.05
8.000 - 8.499	6	1,143,168.69	0.19	190,528.12	8.170	86.09	605	N/A
8.500 - 8.999	6	1,519,170.36	0.25	253,195.06	8.745	88.53	643	40.60
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – TOTAL POOL *(continued)*

Initial Periodic Rate Caps of Adjustable Rate Mortgage Loans

Initial Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
1.000	22	$7,286,649.71	1.20%	$331,211.35	5.755%	78.54%	711	95.54%
2.000	27	7,736,434.00	1.27	286,534.59	5.847	76.18	721	100.00
3.000	961	303,172,155.05	49.75	315,475.71	6.334	78.34	682	79.76
4.000	1	168,000.00	0.03	168,000.00	6.250	80.00	666	100.00
5.000	984	273,220,882.82	44.83	277,663.50	6.334	76.70	704	91.99
6.000	52	17,809,769.62	2.92	342,495.57	6.021	72.68	720	94.32
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

Subsequent Periodic Rate Caps of Adjustable Rate Mortgage Loans

Subsequent Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
1.000	2,047	$609,393,891.20	100.00%	$297,700.97	6.312%	77.42%	694	86.12%
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell o r buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Adjustable Rate Mortgage Loan Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

		Collateral Summary	Ranges (if applicable)
Total Number of Loans		2,407	
Total Outstanding Loan Principal Balance		$609,393,891.20	
Average Outstanding Loan Principal Balance		$297,700.97	$38,639.44 - $1,543,200.00
WA Coupon		6.312%	4.000% - 9.625%
WA Remaining Term (mo.)		358	353 - 360
WA Original LTV**		77.42%	16.26% - 100.00%
WA FICO*		694	515 - 822
WA Seasoning (mo.)		2	0 - 7
Interest Only Loans		77.42%	
1st Liens		100.00%	
2nd Liens		0.00%	
Simultaneous 2nd Liens		57.19%	
Loan Type			
ARM		100.00%	
Fixed		0.00%	
Geographic Distribution			
	CA	55.75%	
	NJ	8.04%	
	GA	7.61%	
ARM Characteristics			
Gross Margin		3.202%	2.250% - 7.950%
Initial Periodic Cap		3.948%	1.000% - 6.000%
Subsequent Periodic Cap		1.000%	1.000% - 1.000%
Lifetime Maximum Rate		11.846%	9.250% - 15.625%
Lifetime Minimum Rate		3.357%	2.250% - 8.950%

*Zero Values Excluded

**WA OLTV is defined as the Loan-to-Value Ratios of the First Lien Mortgage Loans.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell o r buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon*	WA OLTV	WA FICO*	IO %
25,000.01 - 50,000.00	2	$88,595.11	0.01%	$44,297.56	6.883%	84.36%	682	N/A
50,000.01 - 75,000.00	19	1,235,251.21	0.20	65,013.22	7.096	70.76	689	49.45
75,000.01 - 100,000.00	71	6,331,144.32	1.04	89,171.05	6.750	75.99	704	81.37
100,000.01 - 125,000.00	101	11,528,334.82	1.89	114,141.93	6.618	79.75	699	78.17
125,000.01 - 150,000.00	152	21,067,599.73	3.46	138,602.63	6.462	78.02	699	85.74
150,000.01 - 175,000.00	146	23,657,750.79	3.88	162,039.39	6.471	78.04	696	81.53
175,000.01 - 200,000.00	159	30,014,337.34	4.93	188,769.42	6.408	77.91	697	83.17
200,000.01 - 225,000.00	151	32,183,534.91	5.28	213,135.99	6.305	78.28	693	86.17
225,000.01 - 250,000.00	123	29,316,473.25	4.81	238,345.31	6.434	79.53	691	79.74
250,000.01 - 275,000.00	144	37,791,119.64	6.20	262,438.33	6.344	78.48	693	81.47
275,000.01 - 300,000.00	145	41,807,540.05	6.86	288,327.86	6.203	78.52	689	82.66
300,000.01 - 325,000.00	112	35,165,417.65	5.77	313,976.94	6.319	77.73	686	80.45
325,000.01 - 359,650.00	148	50,688,563.78	8.32	342,490.30	6.326	77.99	682	82.43
359,650.01 - 500,000.00	408	173,326,535.70	28.44	424,819.94	6.270	78.23	692	88.70
500,000.01 -1,000,000.00	155	100,391,742.90	16.47	647,688.66	6.224	75.66	699	92.30
>1,000,000.00	11	14,799,950.00	2.43	1,345,450.00	6.163	61.70	720	100.00
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

*weighted by principal balance

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
25,000.01 - 50,000.00	2	$88,595.11	0.01%	$44,297.56	6.883%	84.36%	682	N/A
50,000.01 - 75,000.00	19	1,235,251.21	0.20	65,013.22	7.096	70.76	689	49.45
75,000.01 - 100,000.00	71	6,331,144.32	1.04	89,171.05	6.750	75.99	704	81.37
100,000.01 - 125,000.00	101	11,528,334.82	1.89	114,141.93	6.618	79.75	699	78.17
125,000.01 - 150,000.00	152	21,067,599.73	3.46	138,602.63	6.462	78.02	699	85.74
150,000.01 - 175,000.00	147	23,832,395.97	3.91	162,125.14	6.473	78.09	696	80.93
175,000.01 - 200,000.00	158	29,839,692.16	4.90	188,858.81	6.406	77.87	698	83.65
200,000.01 - 225,000.00	151	32,183,534.91	5.28	213,135.99	6.305	78.28	693	86.17
225,000.01 - 250,000.00	123	29,316,473.25	4.81	238,345.31	6.434	79.53	691	79.74
250,000.01 - 275,000.00	144	37,791,119.64	6.20	262,438.33	6.344	78.48	693	81.47
275,000.01 - 300,000.00	145	41,807,540.05	6.86	288,327.86	6.203	78.52	689	82.66
300,000.01 - 325,000.00	112	35,165,417.65	5.77	313,976.94	6.319	77.73	686	80.45
325,000.01 - 359,650.00	148	50,688,563.78	8.32	342,490.30	6.326	77.99	682	82.43
359,650.01 - 500,000.00	408	173,326,535.70	28.44	424,819.94	6.270	78.23	692	88.70
500,000.01 -1,000,000.00	155	100,391,742.90	16.47	647,688.66	6.224	75.66	699	92.30
>1,000,000.00	11	14,799,950.00	2.43	1,345,450.00	6.163	61.70	720	100.00
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell o r buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS *(continued)*

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
4.000 - 4.499	2	$618,909.98	0.10%	$309,454.99	4.068%	62.35%	688	72.71%
4.500 - 4.999	27	9,507,524.73	1.56	352,130.55	4.827	72.34	717	98.36
5.000 - 5.499	92	32,714,845.00	5.37	355,596.14	5.279	71.89	721	93.34
5.500 - 5.999	525	164,945,938.37	27.07	314,182.74	5.753	74.22	709	95.54
6.000 - 6.499	508	153,101,392.26	25.12	301,380.69	6.203	77.54	693	88.12
6.500 - 6.999	538	158,444,545.41	26.00	294,506.59	6.688	79.29	682	81.00
7.000 - 7.499	222	57,405,210.79	9.42	258,582.03	7.180	81.78	673	72.26
7.500 - 7.999	92	24,666,080.14	4.05	268,109.57	7.622	82.51	677	70.60
8.000 - 8.499	28	5,588,961.59	0.92	199,605.77	8.164	85.18	664	62.28
8.500 - 8.999	11	2,249,282.47	0.37	204,480.22	8.737	90.26	662	51.82
9.500 - 9.999	2	151,200.46	0.02	75,600.23	9.543	96.70	663	65.97
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
241 - 360	2,047	$609,393,891.20	100.00%	$297,700.97	6.312%	77.42%	694	86.12%
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
301 - 360	2,047	$609,393,891.20	100.00%	$297,700.97	6.312%	77.42%	694	86.12%
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell o r buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required , a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS *(continued)*

Seasoning of Mortgage Loans

Seasoning (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
0 - 6	2,044	$608,749,242.73	99.89%	$297,822.53	6.311%	77.41%	694	86.21%
7 - 12	3	644,648.47	0.11	214,882.82	6.992	85.17	540	N/A
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

Original Loan-to-Value Ratios of Mortgage Loans

OLTVs (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
0.01 - 25.00	5	$986,604.15	0.16%	$197,320.83	6.242%	21.21%	715	87.88%
25.01 - 30.00	2	460,528.04	0.08	230,264.02	6.027	28.99	641	40.17
30.01 - 35.00	5	1,056,500.00	0.17	211,300.00	5.581	32.28	757	75.39
35.01 - 40.00	10	3,079,757.28	0.51	307,975.73	5.796	38.51	680	84.00
40.01 - 45.00	11	2,117,150.00	0.35	192,468.18	6.095	42.90	701	78.75
45.01 - 50.00	21	6,215,952.52	1.02	295,997.74	5.641	48.46	693	95.34
50.01 - 55.00	26	8,672,649.39	1.42	333,563.44	5.847	52.92	699	85.71
55.01 - 60.00	47	18,509,179.28	3.04	393,812.33	5.839	58.35	712	95.62
60.01 - 65.00	81	28,049,921.56	4.60	346,295.33	5.880	63.74	688	82.79
65.01 - 70.00	136	42,036,284.86	6.90	309,090.33	6.249	69.14	689	86.62
70.01 - 75.00	85	28,837,332.81	4.73	339,262.74	6.421	73.68	686	81.92
75.01 - 80.00	1,327	396,694,972.58	65.10	298,941.20	6.282	79.80	699	90.75
80.01 - 85.00	47	13,362,574.10	2.19	284,310.09	6.696	84.07	635	48.28
85.01 - 90.00	137	36,388,457.31	5.97	265,609.18	6.927	89.59	657	57.13
90.01 - 95.00	80	18,091,536.81	2.97	226,144.21	7.085	94.85	688	78.34
95.01 - 100.00	27	4,834,490.51	0.79	179,055.20	6.715	100.00	725	61.42
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

Occupancy Status of Mortgage Loans

Occupancy Status	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Owner Occupied	1,662	$520,832,600.83	85.47%	$313,377.02	6.246%	77.63%	691	86.75%
Investor	291	65,974,612.40	10.83	226,716.88	6.762	75.46	709	82.07
Second Home	94	22,586,677.97	3.71	240,283.81	6.513	78.20	715	83.43
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell o r buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required , a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS *(continued)*

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Single Family	1,170	$372,377,356.94	61.11%	$318,271.25	6.272%	76.96%	690	85.80%
Pud	540	137,458,126.80	22.56	254,552.09	6.334	78.69	703	90.49
Condo	199	51,803,867.95	8.50	260,320.94	6.250	78.77	707	93.29
2 Family	81	25,189,056.36	4.13	310,976.00	6.656	80.15	670	62.07
3-4 Family	57	22,565,483.15	3.70	395,885.67	6.588	71.03	693	75.23
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Purchase	1,376	$394,791,099.55	64.78%	$286,912.14	6.346%	79.74%	704	90.39%
Cashout Refinance	597	189,944,449.01	31.17	318,164.91	6.290	73.32	671	76.67
Rate/Term Refinance	74	24,658,342.64	4.05	333,220.85	5.933	71.92	705	90.52
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Stated Income, Verified Asset	765	$249,667,803.03	40.97%	$326,363.14	6.264%	78.26%	703	93.64%
Stated Income, Stated Asset	478	145,466,291.47	23.87	304,322.79	6.518	77.35	674	71.74
Full Doc	430	105,960,277.58	17.39	246,419.25	6.123	79.39	689	84.39
No Ratio	230	72,188,487.47	11.85	313,862.99	6.398	76.74	705	91.70
No Income, No Asset	144	36,111,031.65	5.93	250,771.05	6.198	67.45	699	85.98
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell o r buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required , a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS *(continued))*

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
6 Mo Libor Arm (IO)	24	$8,555,720.00	1.40%	$356,488.33	5.933%	78.18%	716	100.00 %
2/6 Arm	217	55,337,832.19	9.08	255,013.05	6.809	80.63	646	N/A
2/6 Arm (IO)	663	219,814,200.00	36.07	331,544.80	6.218	78.05	689	100.00
3/1 Arm	2	324,729.71	0.05	162,364.86	4.370	93.03	515	N/A
3/6 Arm	20	6,821,940.82	1.12	341,097.04	6.722	77.25	658	N/A
3/6 Arm (IO)	87	27,405,899.00	4.50	315,010.33	6.089	75.53	701	100.00
5/6 Arm	87	21,435,954.22	3.52	246,390.28	6.565	77.50	701	N/A
5/6 Arm (IO)	907	256,240,259.00	42.05	282,514.07	6.321	76.74	704	100.00
7/6 Arm	3	654,593.26	0.11	218,197.75	6.058	69.01	712	N/A
7/6 Arm (IO)	29	9,658,213.00	1.58	333,041.83	5.703	69.48	737	100.00
10/6 Arm (IO)	8	3,144,550.00	0.52	393,068.75	5.848	71.23	717	100.00
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

Index Type of Mortgage Loans

Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
6 Mo Libor	2,045	$609,069,161.49	99.95%	$297,833.33	6.313%	77.41%	694	86.17%
1 Yr Treasury	2	324,729.71	0.05	162,364.86	4.370	93.03	515	N/A
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell o r buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS *(continued)*

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
California	926	$339,733,965.05	55.75%	$366,883.33	6.146%	75.62%	698	94.82%
New Jersey	149	49,014,204.69	8.04	328,954.39	6.806	79.24	669	57.22
Georgia	258	46,393,235.88	7.61	179,818.74	6.171	78.04	707	94.77
Florida	182	42,317,932.73	6.94	232,516.11	6.782	80.29	692	87.21
New York	63	22,256,385.02	3.65	353,275.95	6.623	80.31	674	64.65
Nevada	62	15,233,046.09	2.50	245,694.29	6.184	79.38	705	94.49
Colorado	53	11,735,978.27	1.93	221,433.55	6.144	80.42	709	91.36
Arizona	53	11,106,484.30	1.82	209,556.31	6.482	81.14	709	82.07
Washington	44	10,673,809.34	1.75	242,586.58	6.405	82.82	703	88.46
Massachusetts	35	10,320,289.30	1.69	294,865.41	6.784	77.20	668	42.74
Virginia	27	8,611,961.46	1.41	318,961.54	6.263	79.48	683	81.92
Connecticut	25	7,799,675.45	1.28	311,987.02	6.487	79.51	650	47.86
Maryland	24	7,306,890.34	1.20	304,453.76	6.373	77.80	678	70.22
Pennsylvania	20	4,351,732.00	0.71	217,586.60	6.695	81.92	659	27.77
Rhode Island	12	3,463,994.42	0.57	288,666.20	6.411	82.00	631	34.74
Texas	20	2,634,858.42	0.43	131,742.92	6.040	78.77	715	76.21
South Carolina	15	2,359,480.36	0.39	157,298.69	6.817	80.18	725	64.16
North Carolina	18	2,011,438.93	0.33	111,746.61	7.213	83.16	697	78.64
Oregon	8	1,774,270.66	0.29	221,783.83	6.140	79.84	697	83.42
Missouri	6	1,465,518.12	0.24	244,253.02	6.277	83.51	722	64.82
Illinois	6	1,382,020.40	0.23	230,336.73	7.018	82.72	689	39.93
Minnesota	5	1,303,200.00	0.21	260,640.00	5.920	80.00	728	100.00
New Mexico	8	1,179,672.48	0.19	147,459.06	6.164	82.47	734	71.29
Ohio	7	958,261.43	0.16	136,894.49	6.683	85.70	691	80.49
Michigan	5	644,374.05	0.11	128,874.81	7.700	84.49	640	N/A
Tennessee	3	611,675.00	0.10	203,891.67	6.930	80.40	710	100.00
Utah	2	597,600.00	0.10	298,800.00	6.932	80.00	676	100.00
Indiana	2	556,111.42	0.09	278,055.71	7.176	82.03	682	N/A
Hawaii	2	507,836.87	0.08	253,918.44	5.789	70.56	673	68.53
New Hampshire	3	456,754.21	0.07	152,251.40	7.052	85.66	628	N/A
District of Columbia	1	280,000.00	0.05	280,000.00	5.875	64.37	695	100.00
Delaware	1	140,872.53	0.02	140,872.53	6.500	88.13	618	N/A
Iowa	1	132,500.00	0.02	132,500.00	6.875	100.00	717	100.00
Nebraska	1	77,861.98	0.01	77,861.98	6.625	100.00	675	N/A
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell o r buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required , a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS *(continued)*

Original Prepayment Penalty Term

Original Prepayment Penalty Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
0	513	$157,059,569.64	25.77%	$306,159.01	6.593%	78.65%	684	71.83%
6	31	14,555,853.52	2.39	469,543.66	6.220	74.03	720	98.30
12	224	75,243,338.09	12.35	335,907.76	6.341	75.65	697	86.98
24	700	206,728,399.14	33.92	295,326.28	6.205	78.05	690	90.44
36	485	131,295,417.81	21.55	270,712.20	6.194	76.71	701	91.98
60	94	24,511,313.00	4.02	260,758.65	6.009	75.42	723	100.00
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
N/A	1	$155,819.73	0.03%	$155,819.73	4.500%	93.92%	N/A	N/A
500 - 525	2	425,492.17	0.07	212,746.09	7.084	84.84	520	N/A
526 - 550	1	348,845.50	0.06	348,845.50	8.150	84.34	547	N/A
551 - 575	2	459,431.49	0.08	229,715.75	7.118	84.72	565	N/A
576 - 600	64	18,125,640.31	2.97	283,213.13	6.722	79.30	590	41.53
601 - 625	119	32,212,540.96	5.29	270,693.62	6.578	76.96	615	63.96
626 - 650	243	73,908,323.31	12.13	304,149.48	6.591	77.99	639	78.99
651 - 675	347	102,643,892.10	16.84	295,803.72	6.435	77.84	663	86.99
676 - 700	383	119,614,153.82	19.63	312,308.50	6.278	77.05	687	89.55
701 - 725	315	93,085,220.38	15.28	295,508.64	6.226	77.43	712	90.17
726 - 750	241	72,408,233.52	11.88	300,449.10	6.124	78.17	738	93.59
751 - 775	202	59,788,620.44	9.81	295,983.27	6.082	76.93	762	93.73
776 - 800	109	30,526,943.47	5.01	280,063.70	5.985	75.18	786	93.27
801 - 825	18	5,690,734.00	0.93	316,151.89	6.146	72.15	806	100.00
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

Margins of Adjustable Rate Mortgage Loans

Margins (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
2.000 - 2.499	832	$226,954,242.37	37.24%	$272,781.54	6.269%	76.48%	708	91.83%
2.500 - 2.999	540	174,887,547.50	28.70	323,865.83	6.238	77.31	696	94.10
3.000 - 3.499	188	56,110,847.80	9.21	298,461.96	6.212	75.72	701	91.95
3.500 - 3.999	122	45,850,939.34	7.52	375,827.37	6.062	76.33	716	96.62
4.000 - 4.499	16	5,255,035.78	0.86	328,439.74	6.054	77.05	694	75.72
4.500 - 4.999	22	8,375,004.68	1.37	380,682.03	5.941	77.83	643	78.10
5.000 - 5.499	69	21,672,151.28	3.56	314,089.15	6.257	78.54	647	62.04

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell o r buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required , a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

5.500 - 5.999	146	40,148,745.75	6.59	274,991.41	6.700	81.29	639	47.43
6.000 - 6.499	62	16,731,906.29	2.75	269,869.46	7.096	83.26	637	43.70
6.500 - 6.999	31	8,401,827.82	1.38	271,026.70	7.324	84.72	648	45.15
7.000 - 7.499	15	3,986,229.30	0.65	265,748.62	7.742	83.57	639	30.71
7.500 - 7.999	4	1,019,413.29	0.17	254,853.32	8.803	89.18	630	60.50
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS *(continued)*

Next Rate Change Dates of Adjustable Rate Mortgage Loans

Next Rate Change Dates	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
January 2006	1	$432,000.00	0.07%	$432,000.00	5.875%	80.00%	683	100.00 %
February 2006	6	2,142,028.00	0.35	357,004.67	5.890	76.69	698	100.00
March 2006	9	3,680,792.00	0.60	408,976.89	5.945	79.83	728	100.00
April 2006	7	2,200,900.00	0.36	314,414.29	5.967	77.60	717	100.00
May 2006	1	100,000.00	0.02	100,000.00	5.875	54.43	772	100.00
April 2007	2	488,828.74	0.08	244,414.37	7.786	82.38	540	N/A
June 2007	2	576,030.44	0.09	288,015.22	7.992	84.38	557	N/A
July 2007	18	5,436,854.46	0.89	302,047.47	6.001	78.08	712	87.51
August 2007	104	31,253,692.87	5.13	300,516.28	5.959	77.31	704	90.04
September 2007	233	76,840,106.56	12.61	329,785.87	6.353	77.88	689	81.98
October 2007	326	101,326,316.12	16.63	310,816.92	6.400	79.66	677	79.23
November 2007	195	59,230,203.00	9.72	303,744.63	6.410	78.20	663	73.68
April 2008	1	155,819.73	0.03	155,819.73	4.500	93.92	N/A	N/A
June 2008	1	239,000.00	0.04	239,000.00	5.625	81.57	750	100.00
July 2008	4	761,697.98	0.12	190,424.50	5.448	82.93	655	77.82
August 2008	14	3,248,715.00	0.53	232,051.07	6.152	74.83	711	100.00
September 2008	38	12,925,568.50	2.12	340,146.54	6.338	75.49	699	80.73
October 2008	28	8,949,918.32	1.47	319,639.94	6.043	76.44	684	84.08
November 2008	23	8,271,850.00	1.36	359,645.65	6.281	75.79	683	64.87
June 2010	3	543,400.00	0.09	181,133.33	5.820	63.94	746	100.00
July 2010	70	21,396,644.31	3.51	305,666.35	6.051	76.72	701	97.52
August 2010	207	57,734,929.34	9.47	278,912.70	6.132	77.18	704	94.20
September 2010	257	72,642,740.27	11.92	282,656.58	6.411	76.96	706	91.36
October 2010	275	79,202,513.30	13.00	288,009.14	6.365	76.36	702	89.92
November 2010	182	46,155,986.00	7.57	253,604.32	6.587	76.99	704	92.87
June 2012	1	300,000.00	0.05	300,000.00	5.375	71.43	762	100.00
July 2012	6	1,850,000.00	0.30	308,333.33	5.614	63.14	738	100.00
August 2012	9	3,107,043.60	0.51	345,227.07	5.659	69.95	723	85.89
September 2012	6	1,522,962.66	0.25	253,827.11	6.030	72.40	667	85.81
October 2012	4	1,328,900.00	0.22	332,225.00	5.633	80.53	747	100.00
November 2012	6	2,203,900.00	0.36	367,316.67	5.805	65.04	786	100.00
September 2015	2	1,042,000.00	0.17	521,000.00	5.734	79.85	721	100.00
October 2015	3	1,248,850.00	0.20	416,283.33	5.886	59.71	715	100.00
November 2015	3	853,700.00	0.14	284,566.67	5.931	77.54	715	100.00
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell o r buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required , a Placement Memorandum Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS *(continued)*

Maximum Mortgage Rates of Adjustable Rate Mortgage Loans

Maximum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
9.000 - 9.499	1	$168,909.98	0.03%	$168,909.98	4.250%	92.20%	515	N/A
9.500 - 9.999	9	3,675,174.73	0.60	408,352.75	4.795	68.12	712	95.76
10.000 - 10.499	36	10,431,615.01	1.71	289,767.08	5.232	74.05	738	89.04
10.500 - 10.999	280	86,800,408.68	14.24	310,001.46	5.704	72.96	714	96.17
11.000 - 11.499	315	95,287,454.57	15.64	302,499.86	5.987	75.22	705	92.04
11.500 - 11.999	534	159,151,617.92	26.12	298,036.74	6.182	77.09	701	93.67
12.000 - 12.499	369	107,591,301.39	17.66	291,575.34	6.434	78.77	686	85.91
12.500 - 12.999	313	94,897,807.53	15.57	303,187.88	6.823	79.97	671	71.87
13.000 - 13.499	119	33,184,794.46	5.45	278,863.82	7.300	83.45	661	61.30
13.500 - 13.999	49	12,901,268.57	2.12	263,291.20	7.688	84.14	668	60.89
14.000 - 14.499	12	2,765,244.21	0.45	230,437.02	8.120	84.23	640	39.22
14.500 - 14.999	8	2,387,093.69	0.39	298,386.71	7.926	85.12	671	72.73
15.500 - 15.999	2	151,200.46	0.02	75,600.23	9.543	96.70	663	65.97
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

Minimum Mortgage Rates of Adjustable Rate Mortgage Loans

Minimum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
2.000 - 2.499	832	$226,954,242.37	37.24%	$272,781.54	6.269%	76.48%	708	91.83%
2.500 - 2.999	538	174,023,547.50	28.56	323,463.84	6.238	77.30	696	94.07
3.000 - 3.499	188	56,110,847.80	9.21	298,461.96	6.212	75.72	701	91.95
3.500 - 3.999	122	45,850,939.34	7.52	375,827.37	6.062	76.33	716	96.62
4.000 - 4.499	13	4,318,585.85	0.71	332,198.91	6.193	78.78	707	81.72
4.500 - 4.999	2	972,800.00	0.16	486,400.00	6.876	79.03	658	100.00
5.000 - 5.499	10	2,377,420.56	0.39	237,742.06	5.957	70.66	667	69.88
5.500 - 5.999	24	8,312,622.81	1.36	346,359.28	5.849	78.64	647	75.25
6.000 - 6.499	76	24,140,136.86	3.96	317,633.38	6.227	78.98	648	61.66
6.500 - 6.999	148	41,451,038.55	6.80	280,074.58	6.743	80.49	639	49.68
7.000 - 7.499	59	16,419,653.16	2.69	278,299.21	7.212	84.87	636	38.21
7.500 - 7.999	23	5,799,717.35	0.95	252,161.62	7.695	88.33	646	35.05
8.000 - 8.499	6	1,143,168.69	0.19	190,528.12	8.170	86.09	605	N/A
8.500 - 8.999	6	1,519,170.36	0.25	253,195.06	8.745	88.53	643	40.60
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS *(continued)*

Initial Periodic Rate Caps of Adjustable Rate Mortgage Loans

Initial Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
1.000	22	$7,286,649.71	1.20%	$331,211.35	5.755%	78.54%	711	95.54%
2.000	27	7,736,434.00	1.27	286,534.59	5.847	76.18	721	100.00
3.000	961	303,172,155.05	49.75	315,475.71	6.334	78.34	682	79.76
4.000	1	168,000.00	0.03	168,000.00	6.250	80.00	666	100.00
5.000	984	273,220,882.82	44.83	277,663.50	6.334	76.70	704	91.99
6.000	52	17,809,769.62	2.92	342,495.57	6.021	72.68	720	94.32
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

Subsequent Periodic Rate Caps of Adjustable Rate Mortgage Loans

Subsequent Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
1.000	2,047	$609,393,891.20	100.00%	$297,700.97	6.312%	77.42%	694	86.12%
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell o r buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required , a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Fixed Rate Mortgage Loan Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

	Collateral Summary	Ranges (if applicable)
Total Number of Loans	1,223	
Total Outstanding Loan Principal Balance	383,777,957.00	
Average Outstanding Loan Principal Balance	313,800.46	$ 40,612.43 - $1,981,800.00
WA Coupon	6.054%	4.750% - 9.000%
WA Remaining Term (mo.)	352	176 - 360
WA Original LTV**	68.82%	12.84% - 100.00%
WA FICO*	715	581 - 820
WA Seasoning (mo.)	1	0 - 7
Interest Only Loans	52.46%	
1st Liens	100.00%	
2nd Liens	0.00%	
Simultaneous 2nd Liens	30.39%	
Loan Type		
ARM	0.00%	
Fixed	100.00%	
Geographic Distribution		
CA	54.63%	
GA	14.10%	
NY	8.84%	

*Zero Values Excluded

**WA Original LTV is defined as the Loan-to-Value Ratios of the First Lien Mortgage Loans.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – FIXED RATE MORTGAGE LOANS

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon*	WA OLTV	WA FICO*	IO %
25,000.01 - 50,000.00	3	$139,612.43	0.04%	$46,537.48	7.191%	54.13%	684	N/A
50,000.01 - 75,000.00	24	1,542,862.72	0.40	64,285.95	6.925	72.47	690	4.70
75,000.01 - 100,000.00	57	5,060,518.78	1.32	88,781.03	6.593	64.20	706	27.07
100,000.01 - 125,000.00	70	7,873,393.74	2.05	112,477.05	6.487	71.95	699	49.27
125,000.01 - 150,000.00	96	13,346,906.16	3.48	139,030.27	6.379	69.41	704	42.01
150,000.01 - 175,000.00	97	15,777,063.27	4.11	162,650.14	6.288	66.85	697	27.51
175,000.01 - 200,000.00	103	19,315,658.62	5.03	187,530.67	6.321	69.90	708	45.48
200,000.01 - 225,000.00	69	14,747,342.33	3.84	213,729.60	6.349	71.44	696	47.72
225,000.01 - 250,000.00	76	18,173,206.12	4.74	239,121.13	6.178	70.55	687	46.48
250,000.01 - 275,000.00	59	15,361,373.39	4.00	260,362.26	6.104	68.90	699	52.53
275,000.01 - 300,000.00	68	19,679,560.41	5.13	289,405.30	6.176	71.47	707	51.38
300,000.01 - 325,000.00	41	12,827,990.80	3.34	312,877.82	6.112	70.10	711	65.90
325,000.01 - 359,650.00	65	22,279,061.62	5.81	342,754.79	6.177	72.98	700	53.57
359,650.01 - 500,000.00	229	97,033,825.76	25.28	423,728.50	5.945	69.05	725	52.50
500,000.01 -1,000,000.00	151	99,881,843.66	26.03	661,469.16	5.884	67.84	723	54.63
>1,000,000.00	15	20,737,737.19	5.40	1,382,515.81	5.732	61.06	749	85.50
Total:	**1,223**	**$383,777,957.00**	**100.00%**	**$313,800.46**	**6.054%**	**68.82%**	**715**	**52.46%**

*weighted by principal balance

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
25,000.01 - 50,000.00	3	$139,612.43	0.04%	$46,537.48	7.191%	54.13%	684	N/A
50,000.01 - 75,000.00	24	1,542,862.72	0.40	64,285.95	6.925	72.47	690	4.70
75,000.01 - 100,000.00	57	5,060,518.78	1.32	88,781.03	6.593	64.20	706	27.07
100,000.01 - 125,000.00	70	7,873,393.74	2.05	112,477.05	6.487	71.95	699	49.27
125,000.01 - 150,000.00	97	13,496,783.47	3.52	139,142.10	6.374	69.52	703	41.54
150,000.01 - 175,000.00	96	15,627,185.96	4.07	162,783.19	6.292	66.73	697	27.78
175,000.01 - 200,000.00	103	19,315,658.62	5.03	187,530.67	6.321	69.90	708	45.48
200,000.01 - 225,000.00	69	14,747,342.33	3.84	213,729.60	6.349	71.44	696	47.72
225,000.01 - 250,000.00	76	18,173,206.12	4.74	239,121.13	6.178	70.55	687	46.48
250,000.01 - 275,000.00	59	15,361,373.39	4.00	260,362.26	6.104	68.90	699	52.53
275,000.01 - 300,000.00	68	19,679,560.41	5.13	289,405.30	6.176	71.47	707	51.38
300,000.01 - 325,000.00	41	12,827,990.80	3.34	312,877.82	6.112	70.10	711	65.90
325,000.01 - 359,650.00	66	22,638,325.75	5.90	343,004.94	6.173	73.09	700	52.72
359,650.01 - 500,000.00	228	96,674,561.63	25.19	424,011.24	5.945	69.01	725	52.69
500,000.01 -1,000,000.00	151	99,881,843.66	26.03	661,469.16	5.884	67.84	723	54.63
>1,000,000.00	15	20,737,737.19	5.40	1,382,515.81	5.732	61.06	749	85.50
Total:	**1,223**	**$383,777,957.00**	**100.00%**	**$313,800.46**	**6.054%**	**68.82%**	**715**	**52.46%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell o r buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required , a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – FIXED RATE MORTGAGE LOANS *(continued)*

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
4.500 - 4.999	3	$851,008.05	0.22%	$283,669.35	4.865%	71.84%	709	N/A
5.000 - 5.499	121	57,691,893.08	15.03	476,792.50	5.183	59.13	738	49.24
5.500 - 5.999	399	136,895,884.75	35.67	343,097.46	5.775	66.12	726	50.77
6.000 - 6.499	304	95,461,003.37	24.87	314,016.46	6.201	70.18	713	59.98
6.500 - 6.999	269	68,187,402.00	17.77	253,484.77	6.647	76.10	685	49.45
7.000 - 7.499	72	13,523,527.08	3.52	187,826.77	7.138	79.12	692	56.66
7.500 - 7.999	39	7,421,935.45	1.93	190,306.04	7.632	85.01	695	45.68
8.000 - 8.499	8	2,016,894.43	0.53	252,111.80	8.117	81.48	664	10.10
8.500 - 8.999	7	1,670,108.79	0.44	238,586.97	8.543	76.61	752	72.50
9.000 - 9.499	1	58,300.00	0.02	58,300.00	9.000	77.32	691	N/A
Total:	**1,223**	**$383,777,957.00**	**100.00%**	**$313,800.46**	**6.054%**	**68.82%**	**715**	**52.46%**

Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
120 - 180	54	$12,484,999.01	3.25%	$231,203.69	5.811%	59.37%	699	N/A
181 - 240	10	1,758,102.86	0.46	175,810.29	6.152	59.74	696	N/A
241 - 360	1,159	369,534,855.13	96.29	318,839.39	6.061	69.18	716	54.49
Total:	**1,223**	**$383,777,957.00**	**100.00%**	**$313,800.46**	**6.054%**	**68.82%**	**715**	**52.46%**

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
121 - 180	54	$12,484,999.01	3.25%	$231,203.69	5.811%	59.37%	699	N/A
181 - 240	10	1,758,102.86	0.46	175,810.29	6.152	59.74	696	N/A
301 - 360	1,159	369,534,855.13	96.29	318,839.39	6.061	69.18	716	54.49
Total:	**1,223**	**$383,777,957.00**	**100.00%**	**$313,800.46**	**6.054%**	**68.82%**	**715**	**52.46%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CCM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CCM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CCM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CCM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CCM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell o r buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required , a Placement Memorandum. Finally, CCM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CCM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CCM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – FIXED RATE MORTGAGE LOANS *(continued)*

Seasoning of Mortgage Loans

Seasoning (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
0 - 6	1,222	$383,679,867.00	99.97%	$313,976.98	6.054%	68.81%	715	52.45%
7 - 12	1	98,090.00	0.03	98,090.00	6.375	85.00	725	100.00
Total:	**1,223**	**$383,777,957.00**	**100.00%**	**$313,800.46**	**6.054%**	**68.82%**	**715**	**52.46%**

Original Loan-to-Value Ratios of Mortgage Loans

Original LTVs (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
0.01 - 25.00	14	$1,982,051.58	0.52%	$141,575.11	5.759%	19.20%	739	46.62%
25.01 - 30.00	16	4,063,110.52	1.06	253,944.41	5.760	28.21	713	37.88
30.01 - 35.00	22	6,048,659.90	1.58	274,939.09	5.614	33.02	722	51.19
35.01 - 40.00	31	7,913,723.52	2.06	255,281.40	5.539	37.70	725	52.79
40.01 - 45.00	26	7,464,142.62	1.94	287,082.41	5.810	43.04	723	39.18
45.01 - 50.00	53	15,802,190.43	4.12	298,154.54	5.852	47.88	708	44.25
50.01 - 55.00	73	23,616,083.72	6.15	323,508.00	5.835	52.31	725	45.13
55.01 - 60.00	114	43,975,082.18	11.46	385,746.33	5.765	58.05	725	55.45
60.01 - 65.00	112	47,875,418.96	12.47	427,459.10	5.799	63.71	718	49.94
65.01 - 70.00	76	27,987,714.08	7.29	368,259.40	6.056	68.69	725	44.55
70.01 - 75.00	58	20,631,647.95	5.38	355,718.07	6.016	73.30	723	58.62
75.01 - 80.00	499	147,968,431.87	38.56	296,529.92	6.219	79.65	709	57.84
80.01 - 85.00	15	4,347,582.06	1.13	289,838.80	6.505	83.93	663	24.74
85.01 - 90.00	46	10,232,082.78	2.67	222,436.58	6.586	89.64	694	40.20
90.01 - 95.00	45	8,887,757.97	2.32	197,505.73	7.090	94.74	716	49.33
95.01 - 100.00	23	4,982,276.86	1.30	216,620.73	6.709	99.91	741	60.69
Total:	**1,223**	**$383,777,957.00**	**100.00%**	**$313,800.46**	**6.054%**	**68.82%**	**715**	**52.46%**

Occupancy Status of Mortgage Loans

Occupancy Status	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Owner Occupied	1,030	$335,660,429.18	87.46%	$325,883.91	6.014%	68.92%	715	51.99%
Investor	148	$35,245,269.80	9.18	238,143.71	6.387	66.54	718	52.95
Second Home	45	12,872,258.02	3.35	286,050.18	6.178	72.21	720	63.43
Total:	**1,223**	**$383,777,957.00**	**100.00%**	**$313,800.46**	**6.054%**	**68.82%**	**715**	**52.46%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell o r buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required , a Placement Memorandum Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – FIXED RATE MORTGAGE LOANS *(continued)*

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Single Family	776	$248,128,341.01	64.65%	$319,753.02	6.006%	67.92%	713	48.16%
Pud	266	73,775,850.41	19.22	277,352.82	6.084	73.03	724	62.36
Condo	87	28,621,504.06	7.46	328,982.81	6.172	71.27	724	72.67
2 Family	68	24,241,708.75	6.32	356,495.72	6.298	64.47	711	45.71
3-4 Family	26	9,010,552.77	2.35	346,559.72	6.100	63.00	700	44.04
Total:	**1,223**	**$383,777,957.00**	**100.00%**	**$313,800.46**	**6.054%**	**68.82%**	**715**	**52.46%**

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Cashout Refinance	599	$194,279,422.65	50.62%	$324,339.60	5.995%	63.86%	704	43.31%
Purchase	497	141,123,982.10	36.77	283,951.67	6.219	77.21	726	60.95
Rate/Term Refinance	127	48,374,552.25	12.60	380,901.99	5.805	64.25	730	64.48
Total:	**1,223**	**$383,777,957.00**	**100.00%**	**$313,800.46**	**6.054%**	**68.82%**	**715**	**52.46%**

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Stated Income, Verified Asset	320	$105,024,887.91	27.37%	$328,202.77	6.213%	73.19%	717	62.21%
Full Doc	290	97,434,199.89	25.39	335,980.00	5.956	74.43	728	56.50
No Income, No Asset	289	84,573,989.26	22.04	292,643.56	5.856	57.10	715	47.04
Stated Income, Stated Asset	216	62,536,849.21	16.30	289,522.45	6.231	69.68	696	36.35
No Ratio	108	34,208,030.73	8.91	316,741.03	6.009	66.80	712	53.91
Total:	**1,223**	**$383,777,957.00**	**100.00%**	**$313,800.46**	**6.054%**	**68.82%**	**715**	**52.46%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell o r buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required , a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – FIXED RATE MORTGAGE LOANS *(continued)*

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
15Y Fixed Amort	54	$12,484,999.01	3.25%	$231,203.69	5.811%	59.37%	699	N/A
20Y Fixed Amort	10	1,758,102.86	0.46	175,810.29	6.152	59.74	696	N/A
30Y Fixed Amort	582	166,787,026.13	43.46	286,575.65	6.072	68.50	711	N/A
30Y Fixed Amort (IO)	575	201,347,829.00	52.46	350,170.14	6.054	69.69	720	100.00
Fix Balloon (40 Yr A)	2	1,400,000.00	0.36	700,000.00	5.918	76.80	662	N/A
Total:	**1,223**	**$383,777,957.00**	**100.00%**	**$313,800.46**	**6.054%**	**68.82%**	**715**	**52.46%**

Index Type of Mortgage Loans

Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Fixed	1,223	$383,777,957.00	100.00%	$313,800.46	6.054%	68.82%	715	52.46%
Total:	**1,223**	**$383,777,957.00**	**100.00%**	**$313,800.46**	**6.054%**	**68.82%**	**715**	**52.46%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell o r buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – FIXED RATE MORTGAGE LOANS *(continued)*

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
California	558	$209,667,504.62	54.63%	$375,748.22	5.828%	64.10%	720	53.48%
Georgia	225	54,094,671.48	14.10	240,420.76	6.179	76.60	727	72.69
New York	98	33,914,373.68	8.84	346,065.04	6.416	72.45	685	35.26
New Jersey	88	26,683,990.90	6.95	303,227.17	6.330	70.92	705	39.52
Florida	43	12,371,076.47	3.22	287,699.45	6.567	68.80	728	65.45
Massachusetts	13	5,495,446.29	1.43	422,726.64	6.270	68.50	708	43.16
Washington	23	5,429,353.10	1.41	236,058.83	6.070	79.43	726	60.62
Pennsylvania	22	3,911,112.83	1.02	177,777.86	6.433	73.60	688	35.05
Colorado	15	3,057,120.63	0.80	203,808.04	6.597	87.49	709	64.63
North Carolina	11	2,664,942.94	0.69	242,267.54	6.911	80.36	684	21.02
Connecticut	12	2,360,668.62	0.62	196,722.39	6.364	78.48	705	7.55
Maryland	8	2,359,052.64	0.61	294,881.58	6.044	74.29	701	12.89
Oregon	10	2,092,078.90	0.55	209,207.89	6.160	77.45	718	78.48
Arizona	12	2,077,234.65	0.54	173,102.89	6.405	79.68	694	40.07
Texas	14	2,021,739.27	0.53	144,409.95	6.740	82.75	692	6.37
Nevada	8	1,903,852.75	0.50	237,981.59	6.189	74.95	705	62.15
Michigan	9	1,816,369.10	0.47	201,818.79	6.588	79.60	708	38.71
Ohio	7	1,811,023.48	0.47	258,717.64	6.099	73.81	714	63.76
Virginia	5	1,568,516.82	0.41	313,703.36	6.506	80.00	687	52.53
Alabama	4	$1,465,536.10	0.38	366,384.03	6.381	75.71	679	30.68
Illinois	3	889,296.94	0.23	296,432.31	5.854	80.71	764	N/A
New Hampshire	1	897,099.98	0.23	897,099.98	5.625	60.00	777	N/A
New Mexico	7	804,822.46	0.21	114,974.64	6.156	73.44	702	65.96
Tennessee	7	798,063.26	0.21	114,009.04	7.354	85.91	661	50.95
Minnesota	1	620,000.00	0.16	620,000.00	5.625	59.05	757	100.00
South Carolina	5	630,104.75	0.16	126,020.95	7.385	93.65	734	39.62
Delaware	2	525,771.49	0.14	262,885.75	6.332	76.05	774	N/A
Utah	4	551,364.74	0.14	137,841.19	6.523	78.16	715	35.33
Indiana	3	496,119.67	0.13	165,373.22	7.407	91.68	734	N/A
Maine	2	356,748.44	0.09	178,374.22	5.976	77.64	652	N/A
Missouri	1	225,200.00	0.06	225,200.00	6.750	80.00	671	100.00
Idaho	1	104,900.00	0.03	104,900.00	5.625	37.88	758	100.00
Nebraska	1	112,800.00	0.03	112,800.00	5.500	80.00	743	N/A
Total:	**1,223**	**$383,777,957.00**	**100.00%**	**$313,800.46**	**6.054%**	**68.82%**	**715**	**52.46%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell o r buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required , a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – FIXED RATE MORTGAGE LOANS *(continued)*

Original Prepayment Penalty Term

Original Prepayment Penalty Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
No Penalty	258	$79,196,118.59	20.64%	$306,961.70	6.292%	70.63%	711	46.34%
12	121	36,902,601.51	9.62	304,980.18	6.427	72.46	693	29.71
24	94	25,138,371.99	6.55	267,429.49	6.275	69.81	711	52.21
36	649	204,081,830.93	53.18	314,455.83	5.886	66.92	717	53.74
60	101	38,459,033.98	10.02	380,782.51	5.948	71.02	742	80.31
Total:	**1,223**	**$383,777,957.00**	**100.00%**	**$313,800.46**	**6.054%**	**68.82%**	**715**	**52.46%**

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Not Available	1	$208,297.35	0.05%	$208,297.35	6.125%	50.00%	N/A	N/A
576 - 600	12	2,648,170.92	0.69	220,680.91	6.637	70.89	593	10.42
601 - 625	43	11,500,662.22	3.00	267,457.26	6.467	66.87	618	24.55
626 - 650	110	26,425,213.78	6.89	240,229.22	6.427	67.85	638	47.99
651 - 675	187	51,447,433.65	13.41	275,119.97	6.226	71.21	663	46.49
676 - 700	198	58,111,285.68	15.14	293,491.34	6.162	71.93	687	50.07
701 - 725	199	62,167,110.90	16.20	312,397.54	6.054	70.74	713	56.35
726 - 750	176	58,403,898.07	15.22	331,840.33	5.999	67.58	736	58.14
751 - 775	162	57,117,800.11	14.88	352,579.01	5.873	67.38	762	61.30
776 - 800	115	48,649,145.27	12.68	423,036.05	5.684	63.51	786	51.23
801 - 825	20	7,098,939.05	1.85	354,946.95	6.074	73.71	808	51.14
Total:	**1,223**	**$383,777,957.00**	**100.00%**	**$313,800.46**	**6.054%**	**68.82%**	**715**	**52.46%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Interest Only Mortgage Loan Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

	Collateral Summary	Ranges (if applicable)
Total Number of Loans	2,293	
Total Outstanding Loan Principal Balance	$726,166,670.00	
Average Outstanding Loan Principal Balance	$316,688.47	
WA Coupon	6.192%	4.000% - 9.500%
WA Remaining Term (mo.)	358	353 - 360
WA Original LTV**	75.03%	13.84% - 100.00%
WA FICO*	705	580 - 822
WA Seasoning (mo.)	2	0 - 7
Interest Only Loans	100.00%	
1st Liens	100.00%	
2nd Liens	0.00%	
Simultaneous 2nd Liens	55.94%	
Loan Type		
ARM	72.27%	
Fixed	27.73%	
Geographic Distribution		
CA	59.80%	
GA	11.47%	
FL	6.20%	
ARM Characteristics		
Gross Margin	2.990%	2.250% - 7.600%
Initial Periodic Cap	4.013%	1.000% - 6.000%
Subsequent Periodic Cap	1.000%	1.000% - 1.000%
Lifetime Maximum Rate	11.751%	9.750% - 15.500%
Lifetime Minimum Rate	3.082%	2.250% - 8.875%

*Zero Values Excluded

**WA Original LTV is defined as the Loan-to-Value Ratios of the First Lien Mortgage Loans.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CCM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CCM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CCM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CCM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CCM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell o r buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CCM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CCM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CCM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – INTEREST ONLY LOANS

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon*	WA OLTV*	WA FICO*	IO %
50,000.01 - 75,000.00	10	$683,409.00	0.09%	$68,340.90	6.756%	68.85%	699	100.00 %
75,000.01 - 100,000.00	72	6,521,540.00	0.90	90,576.94	6.648	72.55	712	100.00
100,000.01 - 125,000.00	113	12,890,264.00	1.78	114,073.13	6.515	78.99	703	100.00
125,000.01 - 150,000.00	170	23,670,314.00	3.26	139,237.14	6.396	76.80	705	100.00
150,000.01 - 175,000.00	146	23,628,164.00	3.25	161,836.74	6.448	77.02	705	100.00
175,000.01 - 200,000.00	179	33,745,897.00	4.65	188,524.56	6.329	77.63	707	100.00
200,000.01 - 225,000.00	163	34,768,619.00	4.79	213,304.41	6.270	76.94	699	100.00
225,000.01 - 250,000.00	133	31,824,395.00	4.38	239,281.17	6.266	77.10	699	100.00
250,000.01 - 275,000.00	148	38,858,445.00	5.35	262,557.06	6.229	77.03	703	100.00
275,000.01 - 300,000.00	155	44,668,864.00	6.15	288,186.22	6.147	76.74	696	100.00
300,000.01 - 325,000.00	117	36,744,103.00	5.06	314,052.16	6.197	76.09	698	100.00
325,000.01 - 359,650.00	157	53,716,094.00	7.40	342,140.73	6.240	76.87	693	100.00
359,650.01 - 500,000.00	481	204,688,692.00	28.19	425,548.22	6.152	76.05	704	100.00
500,000.01 -1,000,000.00	225	147,227,133.00	20.27	654,342.81	6.105	72.13	710	100.00
>1,000,000.00	24	32,530,737.00	4.48	1,355,447.38	5.911	62.31	734	100.00
Total:	**2,293**	**$726,166,670.00**	**100.00%**	**$316,688.47**	**6.192%**	**75.03%**	**705**	**100.00 %**

*weighted by principal balance

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
50,000.01 - 75,000.00	10	$683,409.00	0.09%	$68,340.90	6.756%	68.85%	699	100.00 %
75,000.01 - 100,000.00	72	6,521,540.00	0.90	90,576.94	6.648	72.55	712	100.00
100,000.01 - 125,000.00	113	12,890,264.00	1.78	114,073.13	6.515	78.99	703	100.00
125,000.01 - 150,000.00	170	23,670,314.00	3.26	139,237.14	6.396	76.80	705	100.00
150,000.01 - 175,000.00	146	23,628,164.00	3.25	161,836.74	6.448	77.02	705	100.00
175,000.01 - 200,000.00	179	33,745,897.00	4.65	188,524.56	6.329	77.63	707	100.00
200,000.01 - 225,000.00	163	34,768,619.00	4.79	213,304.41	6.270	76.94	699	100.00
225,000.01 - 250,000.00	133	31,824,395.00	4.38	239,281.17	6.266	77.10	699	100.00
250,000.01 - 275,000.00	148	38,858,445.00	5.35	262,557.06	6.229	77.03	703	100.00
275,000.01 - 300,000.00	155	44,668,864.00	6.15	288,186.22	6.147	76.74	696	100.00
300,000.01 - 325,000.00	117	36,744,103.00	5.06	314,052.16	6.197	76.09	698	100.00
325,000.01 - 359,650.00	157	53,716,094.00	7.40	342,140.73	6.240	76.87	693	100.00
359,650.01 - 500,000.00	481	204,688,692.00	28.19	425,548.22	6.152	76.05	704	100.00
500,000.01 -1,000,000.00	225	147,227,133.00	20.27	654,342.81	6.105	72.13	710	100.00
>1,000,000.00	24	32,530,737.00	4.48	1,355,447.38	5.911	62.31	734	100.00
Total:	**2,293**	**$726,166,670.00**	**100.00%**	**$316,688.47**	**6.192%**	**75.03%**	**705**	**100.00 %**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell o r buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required , a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – INTEREST ONLY LOANS *(continued)*

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
4.000 - 4.499	1	$450,000.00	0.06%	$450,000.00	4.000%	51.14%	753	100.00%
4.500 - 4.999	26	9,351,705.00	1.29	359,680.96	4.832	71.98	717	100.00
5.000 - 5.499	140	58,941,449.00	8.12	421,010.35	5.217	64.80	729	100.00
5.500 - 5.999	679	227,087,931.00	31.27	334,444.67	5.762	72.42	717	100.00
6.000 - 6.499	606	192,168,401.00	26.46	317,109.57	6.198	75.71	704	100.00
6.500 - 6.999	544	162,057,729.00	22.32	297,900.24	6.667	78.71	688	100.00
7.000 - 7.499	195	49,143,246.00	6.77	252,016.65	7.166	81.26	683	100.00
7.500 - 7.999	77	20,805,558.00	2.87	270,202.05	7.609	81.71	688	100.00
8.000 - 8.499	17	3,684,611.00	0.51	216,741.82	8.167	86.06	681	100.00
8.500 - 8.999	7	2,376,290.00	0.33	339,470.00	8.622	82.79	724	100.00
9.500 - 9.999	1	99,750.00	0.01	99,750.00	9.500	95.00	651	100.00
Total:	**2,293**	**$726,166,670.00**	**100.00%**	**$316,688.47**	**6.192%**	**75.03%**	**705**	**100.00%**

Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
241 - 360	2,293	$726,166,670.00	100.00%	$316,688.47	6.192%	75.03%	705	100.00%
Total:	**2,293**	**$726,166,670.00**	**100.00%**	**$316,688.47**	**6.192%**	**75.03%**	**705**	**100.00%**

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
301 - 360	2,293	$726,166,670.00	100.00%	$316,688.47	6.192%	75.03%	705	100.00%
Total:	**2,293**	**$726,166,670.00**	**100.00%**	**$316,688.47**	**6.192%**	**75.03%**	**705**	**100.00%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell o r buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – INTEREST ONLY LOANS *(continued)*

Seasoning of Mortgage Loans

Seasoning (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
0 - 6	2,292	$726,068,580.00	99.99%	$316,783.85	6.192%	75.03%	705	100.00 %
7 - 12	1	98,090.00	0.01	98,090.00	6.375	85.00	725	100.00
Total:	**2,293**	**$726,166,670.00**	**100.00%**	**$316,688.47**	**6.192%**	**75.03%**	**705**	**100.00 %**

Original Loan-to-Value Ratios of Mortgage Loans

Original LTVs (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
0.01 - 25.00	8	$1,791,000.00	0.25%	$223,875.00	6.155%	18.50%	749	100.00 %
25.01 - 30.00	5	1,724,000.00	0.24	344,800.00	5.853	28.22	729	100.00
30.01 - 35.00	10	3,893,000.00	0.54	389,300.00	5.297	33.06	741	100.00
35.01 - 40.00	20	6,764,800.00	0.93	338,240.00	5.505	38.19	703	100.00
40.01 - 45.00	19	4,591,900.00	0.63	241,678.95	5.814	43.17	729	100.00
45.01 - 50.00	38	12,918,342.00	1.78	339,956.37	5.758	48.05	704	100.00
50.01 - 55.00	48	18,090,150.00	2.49	376,878.13	5.769	52.75	722	100.00
55.01 - 60.00	95	42,084,667.00	5.80	442,996.49	5.779	58.21	725	100.00
60.01 - 65.00	115	47,130,705.00	6.49	409,832.22	5.832	63.90	701	100.00
65.01 - 70.00	136	48,880,072.00	6.73	359,412.29	6.154	69.07	707	100.00
70.01 - 75.00	97	35,718,561.00	4.92	368,232.59	6.260	73.48	707	100.00
75.01 - 80.00	1,473	445,600,018.00	61.36	302,511.89	6.243	79.80	704	100.00
80.01 - 85.00	28	7,527,209.00	1.04	268,828.89	6.524	83.86	662	100.00
85.01 - 90.00	90	24,902,392.00	3.43	276,693.24	6.744	89.60	672	100.00
90.01 - 95.00	82	18,556,859.00	2.56	226,303.16	7.110	94.80	701	100.00
95.01 - 100.00	29	5,992,995.00	0.83	206,655.00	6.451	99.97	742	100.00
Total:	**2,293**	**$726,166,670.00**	**100.00%**	**$316,688.47**	**6.192%**	**75.03%**	**705**	**100.00 %**

Occupancy Status of Mortgage Loans

Occupancy Status	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Owner Occupied	1,896	$626,347,076.00	86.25%	$330,351.83	6.138%	75.13%	703	100.00 %
Investor	295	72,810,255.00	10.03	246,814.42	6.598	73.47	716	100.00
Second Home	102	27,009,339.00	3.72	264,797.44	6.352	76.88	719	100.00
Total:	**2,293**	**$726,166,670.00**	**100.00%**	**$316,688.47**	**6.192%**	**75.03%**	**705**	**100.00 %**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell o r buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell o r buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required , a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – INTEREST ONLY LOANS *(continued)*

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Single Family	1,292	$438,985,423.00	60.45%	$339,772.00	6.142%	74.34%	701	100.00 %
Pud	643	170,390,923.00	23.46	264,993.66	6.248	77.28	711	100.00
Condo	235	69,129,074.00	9.52	294,166.27	6.211	76.90	715	100.00
2 Family	74	26,715,950.00	3.68	361,026.35	6.480	72.96	696	100.00
3-4 Family	49	20,945,300.00	2.88	427,455.10	6.362	67.70	708	100.00
Total:	**2,293**	**$726,166,670.00**	**100.00%**	**$316,688.47**	**6.192%**	**75.03%**	**705**	**100.00 %**

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Purchase	1,502	$442,873,934.00	60.99%	$294,856.15	6.287%	79.21%	710	100.00 %
Cashout Refinance	659	229,779,434.00	31.64	348,678.96	6.089	68.56	690	100.00
Rate/Term Refinance	132	53,513,302.00	7.37	405,403.80	5.854	68.20	723	100.00
Total:	**2,293**	**$726,166,670.00**	**100.00%**	**$316,688.47**	**6.192%**	**75.03%**	**705**	**100.00 %**

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Stated Income, Verified Asset	889	$299,138,129.00	41.19%	$336,488.33	6.228%	77.03%	707	100.00 %
Full Doc	505	144,468,457.00	19.89	286,076.15	6.025	77.41	712	100.00
Stated Income, Stated Asset	401	127,091,561.00	17.50	316,936.56	6.334	75.44	688	100.00
No Ratio	259	84,637,025.00	11.66	326,783.88	6.306	74.78	706	100.00
No Income, No Asset	239	70,831,498.00	9.75	296,366.10	5.990	61.29	708	100.00
Total:	**2,293**	**$726,166,670.00**	**100.00%**	**$316,688.47**	**6.192%**	**75.03%**	**705**	**100.00 %**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell o r buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required , a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – INTEREST ONLY LOANS *(continued)*

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
6 Mo Libor Arm (IO)	24	$8,555,720.00	1.18%	$356,488.33	5.933%	78.18%	716	100.00%
2/6 Arm (IO)	663	219,814,200.00	30.27	331,544.80	6.218	78.05	689	100.00
3/6 Arm (IO)	87	27,405,899.00	3.77	315,010.33	6.089	75.53	701	100.00
5/6 Arm (IO)	907	256,240,259.00	35.29	282,514.07	6.321	76.74	704	100.00
7/6 Arm (IO)	29	9,658,213.00	1.33	333,041.83	5.703	69.48	737	100.00
10/6 Arm (IO)	8	3,144,550.00	0.43	393,068.75	5.848	71.23	717	100.00
30Y Fixed Amort (IO)	575	201,347,829.00	27.73	350,170.14	6.054	69.69	720	100.00
Total:	**2,293**	**$726,166,670.00**	**100.00%**	**$316,688.47**	**6.192%**	**75.03%**	**705**	**100.00%**

Index Type of Mortgage Loans

Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
6 Mo Libor	1,718	$524,818,841.00	72.27%	$305,482.45	6.245%	77.08%	699	100.00 %
Fixed	575	201,347,829.00	27.73	350,170.14	6.054	69.69	720	100.00
Total:	**2,293**	**$726,166,670.00**	**100.00%**	**$316,688.47**	**6.192%**	**75.03%**	**705**	**100.00 %**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell o r buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required , a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – INTEREST ONLY LOANS *(continued)*

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
California	1,138	$434,248,429.00	59.80%	$381,589.13	6.062%	73.04%	704	100.00 %
Georgia	385	83,290,275.00	11.47	216,338.38	6.156	77.29	718	100.00
Florida	179	45,003,389.00	6.20	251,415.58	6.748	78.58	702	100.00
New Jersey	107	38,591,127.00	5.31	360,664.74	6.606	75.09	693	100.00
New York	66	26,346,446.00	3.63	399,188.58	6.525	77.08	688	100.00
Nevada	63	15,577,537.00	2.15	247,262.49	6.161	79.02	706	100.00
Colorado	59	12,697,620.00	1.75	215,213.90	6.115	81.34	714	100.00
Washington	53	12,732,977.00	1.75	240,244.85	6.344	81.89	709	100.00
Arizona	49	9,947,344.00	1.37	203,007.02	6.437	81.32	712	100.00
Virginia	23	7,878,498.00	1.08	342,543.39	6.253	79.09	688	100.00
Massachusetts	18	6,782,500.00	0.93	376,805.56	6.407	73.94	715	100.00
Maryland	18	5,435,250.00	0.75	301,958.33	6.405	78.35	690	100.00
Connecticut	13	3,911,344.00	0.54	300,872.62	6.470	81.30	669	100.00
Oregon	15	3,121,990.00	0.43	208,132.67	6.183	79.64	709	100.00
Pennsylvania	11	2,579,150.00	0.36	234,468.18	6.225	81.65	704	100.00
North Carolina	17	2,142,051.00	0.29	126,003.00	7.147	84.76	701	100.00
Texas	15	2,136,826.00	0.29	142,455.07	5.863	77.62	712	100.00
Ohio	8	1,926,000.00	0.27	240,750.00	6.086	76.96	714	100.00
Minnesota	6	1,923,200.00	0.26	320,533.33	5.825	73.25	737	100.00
South Carolina	14	1,763,448.00	0.24	125,960.57	7.131	81.16	742	100.00
New Mexico	9	1,371,830.00	0.19	152,425.56	6.153	80.27	738	100.00
Rhode Island	3	1,203,500.00	0.17	401,166.67	5.971	77.58	648	100.00
Missouri	3	1,175,200.00	0.16	391,733.33	5.899	79.87	727	100.00
Tennessee	5	1,018,255.00	0.14	203,651.00	6.785	81.31	680	100.00
Utah	4	792,400.00	0.11	198,100.00	6.939	80.00	686	100.00
Michigan	3	703,200.00	0.10	234,400.00	6.062	74.77	728	100.00
Illinois	3	551,850.00	0.08	183,950.00	6.465	84.52	725	100.00
Alabama	2	449,634.00	0.06	224,817.00	6.396	80.00	714	100.00
Hawaii	1	348,000.00	0.05	348,000.00	5.750	80.00	690	100.00
District of Columbia	1	280,000.00	0.04	280,000.00	5.875	64.37	695	100.00
Iowa	1	132,500.00	0.02	132,500.00	6.875	100.00	717	100.00
Idaho	1	104,900.00	0.01	104,900.00	5.625	37.88	758	100.00
Total:	**2,293**	**$726,166,670.00**	**100.00%**	**$316,688.47**	**6.192%**	**75.03%**	**705**	**100.00 %**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell o r buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required , a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – INTEREST ONLY LOANS *(continued)*

Original Prepayment Penalty Term

Original Prepayment Penalty Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
No Penalty	460	$149,519,140.00	20.59%	$325,041.61	6.439%	76.62%	700	100.00 %
6	30	14,308,117.00	1.97	476,937.23	6.210	73.93	720	100.00
12	221	76,409,017.00	10.52	345,742.16	6.340	74.69	702	100.00
24	650	200,095,749.00	27.56	307,839.61	6.171	77.48	695	100.00
36	766	230,435,603.00	31.73	300,829.77	6.052	72.44	709	100.00
60	166	55,399,044.00	7.63	333,729.18	5.977	73.44	736	100.00
Total:	**2,293**	**$726,166,670.00**	**100.00%**	**$316,688.47**	**6.192%**	**75.03%**	**705**	**100.00 %**

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
576 - 600	27	$7,803,800.00	1.07%	$289,029.63	6.753%	77.75%	591	100.00 %
601 - 625	78	23,428,112.00	3.23	300,360.41	6.476	75.24	616	100.00
626 - 650	228	71,060,717.00	9.79	311,669.81	6.509	75.98	639	100.00
651 - 675	381	113,208,187.00	15.59	297,134.35	6.327	76.64	664	100.00
676 - 700	432	136,209,406.00	18.76	315,299.55	6.216	75.90	687	100.00
701 - 725	381	118,968,808.00	16.38	312,254.09	6.160	75.27	712	100.00
726 - 750	307	101,722,042.00	14.01	331,342.16	6.071	74.66	737	100.00
751 - 775	276	91,052,677.00	12.54	329,901.00	6.017	74.16	762	100.00
776 - 800	155	53,391,784.00	7.35	344,463.12	5.828	69.57	785	100.00
801 - 825	28	9,321,137.00	1.28	332,897.75	6.132	73.39	807	100.00
Total:	**2,293**	**$726,166,670.00**	**100.00%**	**$316,688.47**	**6.192%**	**75.03%**	**705**	**100.00 %**

Margins of Adjustable Rate Mortgage Loans

Margins (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
2.000 - 2.499	757	$208,403,942.00	39.71%	$275,302.43	6.244%	76.34%	709	100.00 %
2.500 - 2.999	496	164,565,634.00	31.36	331,785.55	6.216	77.38	696	100.00
3.000 - 3.499	173	51,595,389.00	9.83	298,239.24	6.198	75.28	701	100.00

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell o r buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required , a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

3.500 - 3.999	116	44,299,728.00	8.44	381,894.21	6.039	76.67	718	100.00
4.000 - 4.499	11	3,979,192.00	0.76	361,744.73	5.978	77.34	714	100.00
4.500 - 4.999	15	6,540,680.00	1.25	436,045.33	5.979	79.28	652	100.00
5.000 - 5.499	42	13,444,834.00	2.56	320,115.10	6.262	78.47	656	100.00
5.500 - 5.999	63	19,043,292.00	3.63	302,274.48	6.666	82.28	639	100.00
6.000 - 6.499	26	7,311,600.00	1.39	281,215.38	6.984	82.42	631	100.00
6.500 - 6.999	13	3,793,800.00	0.72	291,830.77	7.036	83.38	643	100.00
7.000 - 7.499	4	1,224,000.00	0.23	306,000.00	7.346	85.23	641	100.00
7.500 - 7.999	2	616,750.00	0.12	308,375.00	8.755	92.81	664	100.00
Total:	**1,718**	**$524,818,841.00**	**100.00%**	**$305,482.45**	**6.245%**	**77.08%**	**699**	**100.00 %**

COLLATERAL TABLES – INTEREST ONLY LOANS *(continued)*

Next Rate Change Dates of Adjustable Rate Mortgage Loans

Next Rate Change Dates	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
January 2006	1	$432,000.00	0.08%	$432,000.00	5.875%	80.00%	683	100.00 %
February 2006	6	2,142,028.00	0.41	357,004.67	5.890	76.69	698	100.00
March 2006	9	3,680,792.00	0.70	408,976.89	5.945	79.83	728	100.00
April 2006	7	2,200,900.00	0.42	314,414.29	5.967	77.60	717	100.00
May 2006	1	100,000.00	0.02	100,000.00	5.875	54.43	772	100.00
July 2007	15	4,757,962.00	0.91	317,197.47	5.964	77.29	722	100.00
August 2007	92	28,141,455.00	5.36	305,885.38	5.855	76.69	706	100.00
September 2007	180	62,994,619.00	12.00	349,970.11	6.214	77.27	695	100.00
October 2007	242	80,277,321.00	15.30	331,724.47	6.301	79.15	686	100.00
November 2007	134	43,642,843.00	8.32	325,692.86	6.331	78.08	673	100.00
June 2008	1	239,000.00	0.05	239,000.00	5.625	81.57	750	100.00
July 2008	3	592,788.00	0.11	197,596.00	5.790	80.29	695	100.00
August 2008	14	3,248,715.00	0.62	232,051.07	6.152	74.83	711	100.00
September 2008	29	10,434,281.00	1.99	359,802.79	6.248	74.62	704	100.00
October 2008	23	7,525,265.00	1.43	327,185.43	5.923	75.40	696	100.00
November 2008	17	5,365,850.00	1.02	315,638.24	6.027	77.10	697	100.00
June 2010	3	543,400.00	0.10	181,133.33	5.820	63.94	746	100.00
July 2010	67	20,866,037.00	3.98	311,433.39	6.044	76.63	700	100.00
August 2010	191	54,383,860.00	10.36	284,732.25	6.121	77.26	704	100.00
September 2010	230	66,364,777.00	12.65	288,542.51	6.413	76.97	706	100.00
October 2010	248	71,216,757.00	13.57	287,164.34	6.327	75.99	704	100.00
November 2010	168	42,865,428.00	8.17	255,151.36	6.564	77.17	703	100.00
June 2012	1	300,000.00	0.06	300,000.00	5.375	71.43	762	100.00
July 2012	6	1,850,000.00	0.35	308,333.33	5.614	63.14	738	100.00
August 2012	7	2,668,520.00	0.51	381,217.14	5.700	70.99	725	100.00
September 2012	5	1,306,893.00	0.25	261,378.60	5.808	71.14	660	100.00
October 2012	4	1,328,900.00	0.25	332,225.00	5.633	80.53	747	100.00
November 2012	6	2,203,900.00	0.42	367,316.67	5.805	65.04	786	100.00
September 2015	2	1,042,000.00	0.20	521,000.00	5.734	79.85	721	100.00
October 2015	3	1,248,850.00	0.24	416,283.33	5.886	59.71	715	100.00

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell o r buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required , a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

November 2015	3	853,700.00	0.16	284,566.67	5.931	77.54	715	100.00
Total:	**1,718**	**$524,818,841.00**	**100.00%**	**$305,482.45**	**6.245%**	**77.08%**	**699**	**100.00 %**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell o r buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – INTEREST ONLY LOANS *(continued)*

Maximum Mortgage Rates of Adjustable Rate Mortgage Loans

Maximum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
9.500 - 9.999	8	$3,519,355.00	0.67%	$439,919.38	4.808%	66.97%	712	100.00 %
10.000 - 10.499	33	9,288,604.00	1.77	281,472.85	5.236	74.04	742	100.00
10.500 - 10.999	269	83,477,053.00	15.91	310,323.62	5.704	73.19	713	100.00
11.000 - 11.499	286	87,704,711.00	16.71	306,659.83	5.979	75.36	706	100.00
11.500 - 11.999	494	149,073,964.00	28.40	301,769.16	6.170	77.08	703	100.00
12.000 - 12.499	314	92,434,629.00	17.61	294,377.80	6.431	78.77	692	100.00
12.500 - 12.999	209	68,201,829.00	13.00	326,324.54	6.823	79.89	679	100.00
13.000 - 13.499	68	20,343,266.00	3.88	299,165.68	7.328	83.04	667	100.00
13.500 - 13.999	27	7,855,080.00	1.50	290,928.89	7.624	83.18	678	100.00
14.000 - 14.499	4	1,084,475.00	0.21	271,118.75	8.113	83.49	669	100.00
14.500 - 14.999	5	1,736,125.00	0.33	347,225.00	7.605	85.33	697	100.00
15.500 - 15.999	1	99,750.00	0.02	99,750.00	9.500	95.00	651	100.00
Total:	**1,718**	**$524,818,841.00**	**100.00%**	**$305,482.45**	**6.245%**	**77.08%**	**699**	**100.00 %**

Minimum Mortgage Rates of Adjustable Rate Mortgage Loans

Minimum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
2.000 - 2.499	757	$208,403,942.00	39.71%	$275,302.43	6.244%	76.34%	709	100.00 %
2.500 - 2.999	494	163,701,634.00	31.19	331,379.83	6.215	77.36	696	100.00
3.000 - 3.499	173	51,595,389.00	9.83	298,239.24	6.198	75.28	701	100.00
3.500 - 3.999	116	44,299,728.00	8.44	381,894.21	6.039	76.67	718	100.00
4.000 - 4.499	10	3,529,192.00	0.67	352,919.20	6.045	78.51	724	100.00
4.500 - 4.999	2	972,800.00	0.19	486,400.00	6.876	79.03	658	100.00
5.000 - 5.499	7	1,661,250.00	0.32	237,321.43	6.224	70.43	686	100.00
5.500 - 5.999	15	6,255,480.00	1.19	417,032.00	5.836	79.81	659	100.00
6.000 - 6.499	45	14,885,184.00	2.84	330,781.87	6.215	79.30	656	100.00
6.500 - 6.999	67	20,591,792.00	3.92	307,340.18	6.722	81.20	637	100.00
7.000 - 7.499	22	6,273,150.00	1.20	285,143.18	7.147	85.14	629	100.00
7.500 - 7.999	8	2,032,550.00	0.39	254,068.75	7.670	90.48	633	100.00
8.500 - 8.999	2	616,750.00	0.12	308,375.00	8.755	92.81	664	100.00
Total:	**1,718**	**$524,818,841.00**	**100.00%**	**$305,482.45**	**6.245%**	**77.08%**	**699**	**100.00 %**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell o r buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – INTEREST ONLY LOANS *(continued)*

Initial Periodic Rate Caps of Adjustable Rate Mortgage Loans

Initial Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
1.000	20	$6,961,920.00	1.33%	$348,096.00	5.819%	77.86%	715	100.00%
2.000	27	7,736,434.00	1.47	286,534.59	5.847	76.18	721	100.00
3.000	727	241,808,365.00	46.07	332,611.23	6.218	77.81	690	100.00
4.000	1	168,000.00	0.03	168,000.00	6.250	80.00	666	100.00
5.000	895	251,346,405.00	47.89	280,833.97	6.316	76.66	704	100.00
6.000	48	16,797,717.00	3.20	349,952.44	5.939	72.84	724	100.00
Total:	**1,718**	**$524,818,841.00**	**100.00%**	**$305,482.45**	**6.245%**	**77.08%**	**699**	**100.00%**

Subsequent Periodic Rate Caps of Adjustable Rate Mortgage Loans

Subsequent Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
1.000	1,718	$524,818,841.00	100.00%	$305,482.45	6.245%	77.08%	699	100.00%
Total:	**1,718**	**$524,818,841.00**	**100.00%**	**$305,482.45**	**6.245%**	**77.08%**	**699**	**100.00%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell o r buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required , a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Group I Mortgage Loan Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

	Collateral Summary	Ranges (if applicable)
Total Number of Loans	2,433	
Total Outstanding Loan Principal Balance	$760,230,192.53	
Average Outstanding Loan Principal Balance	$312,466.17	$38,639.44 - $1,981,800.00
WA Coupon	6.152%	4.000% - 9.625%
WA Remaining Term (mo.)	357	177 - 360
WA Original LTV**	74.54%	12.84% - 100.00%
WA FICO*	701	515 - 822
WA Seasoning (mo.)	2	0 - 7
Interest Only Loans	78.54%	
1st Liens	100.00%	
2nd Liens	0.00%	
Simultaneous 2nd Liens	50.05%	
Loan Type		
ARM	80.16%	
Fixed	19.84%	
Geographic Distribution		
CA	59.76%	
GA	7.81%	
NJ	7.12%	
ARM Characteristics		
Gross Margin	3.202%	2.250% - 7.950%
Initial Periodic Cap	3.948%	1.000% - 6.000%
Subsequent Periodic Cap	1.000%	1.000% - 1.000%
Lifetime Maximum Rate	11.846%	9.250% - 15.625%
Lifetime Minimum Rate	3.357%	2.250% - 8.950%

*Zero Values Excluded

**WA Original LTV is defined as the Loan-to-Value Ratios of the First Lien Mortgage Loans.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell o r buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – GROUP I MORTGAGE LOANS

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon*	WA OLTV*	WA FICO*	IO %
25,000.01 - 50,000.00	2	$88,595.11	0.01%	$44,297.56	6.883%	84.36%	682	N/A
50,000.01 - 75,000.00	22	1,432,035.23	0.19	65,092.51	6.857	66.69	694	42.65
75,000.01 - 100,000.00	81	7,197,772.64	0.95	88,861.39	6.622	71.40	706	74.10
100,000.01 - 125,000.00	114	13,019,180.41	1.71	114,203.34	6.504	77.31	702	71.78
125,000.01 - 150,000.00	173	23,948,382.98	3.15	138,429.96	6.366	75.43	701	80.66
150,000.01 - 175,000.00	170	27,562,970.77	3.63	162,135.12	6.343	74.68	698	72.25
175,000.01 - 200,000.00	179	33,757,105.35	4.44	188,587.18	6.317	75.56	700	77.76
200,000.01 - 225,000.00	166	35,394,054.69	4.66	213,217.20	6.247	76.54	692	82.59
225,000.01 - 250,000.00	146	34,848,250.19	4.58	238,686.65	6.300	76.61	692	75.45
250,000.01 - 275,000.00	164	43,001,573.15	5.66	262,204.71	6.254	76.35	694	76.38
275,000.01 - 300,000.00	166	47,859,344.09	6.30	288,309.30	6.123	77.54	694	77.62
300,000.01 - 325,000.00	128	40,157,743.11	5.28	313,732.37	6.242	76.26	692	78.16
325,000.01 - 359,650.00	165	56,563,721.18	7.44	342,810.43	6.241	76.91	686	78.03
359,650.01 - 500,000.00	510	217,306,156.37	28.58	426,090.50	6.118	75.25	702	79.48
500,000.01 -1,000,000.00	226	149,527,456.02	19.67	661,625.91	5.969	71.79	712	77.10
>1,000,000.00	21	28,565,851.24	3.76	1,360,278.63	5.776	61.43	733	95.35
Total:	**2,433**	**$760,230,192.53**	**100.00%**	**$312,466.17**	**6.152%**	**74.54%**	**701**	**78.54%**

*weighted by principal balance

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
25,000.01 - 50,000.00	2	$88,595.11	0.01%	$44,297.56	6.883%	84.36%	682	N/A
50,000.01 - 75,000.00	22	1,432,035.23	0.19	65,092.51	6.857	66.69	694	42.65
75,000.01 - 100,000.00	81	7,197,772.64	0.95	88,861.39	6.622	71.40	706	74.10
100,000.01 - 125,000.00	114	13,019,180.41	1.71	114,203.34	6.504	77.31	702	71.78
125,000.01 - 150,000.00	174	24,098,260.29	3.17	138,495.75	6.363	75.46	701	80.16
150,000.01 - 175,000.00	170	27,587,738.64	3.63	162,280.82	6.348	74.72	698	72.19
175,000.01 - 200,000.00	178	33,582,460.17	4.42	188,665.51	6.315	75.52	700	78.17
200,000.01 - 225,000.00	166	35,394,054.69	4.66	213,217.20	6.247	76.54	692	82.59
225,000.01 - 250,000.00	146	34,848,250.19	4.58	238,686.65	6.300	76.61	692	75.45
250,000.01 - 275,000.00	164	43,001,573.15	5.66	262,204.71	6.254	76.35	694	76.38
275,000.01 - 300,000.00	166	47,859,344.09	6.30	288,309.30	6.123	77.54	694	77.62
300,000.01 - 325,000.00	128	40,157,743.11	5.28	313,732.37	6.242	76.26	692	78.16
325,000.01 - 359,650.00	165	56,563,721.18	7.44	342,810.43	6.241	76.91	686	78.03
359,650.01 - 500,000.00	510	217,306,156.37	28.58	426,090.50	6.118	75.25	702	79.48
500,000.01 -1,000,000.00	226	149,527,456.02	19.67	661,625.91	5.969	71.79	712	77.10
>1,000,000.00	21	28,565,851.24	3.76	1,360,278.63	5.776	61.43	733	95.35
Total:	**2,433**	**$760,230,192.53**	**100.00%**	**$312,466.17**	**6.152%**	**74.54%**	**701**	**78.54%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – GROUP I MORTGAGE LOANS *(continued)*

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
4.000 - 4.499	2	$618,909.98	0.08%	$309,454.99	4.068%	62.35%	688	72.71%
4.500 - 4.999	30	10,358,532.78	1.36	345,284.43	4.830	72.30	717	90.28
5.000 - 5.499	213	90,406,738.08	11.89	424,444.78	5.218	63.75	732	65.20
5.500 - 5.999	787	257,239,338.57	33.84	326,860.66	5.738	70.97	716	78.31
6.000 - 6.499	508	153,101,392.26	20.14	301,380.69	6.203	77.54	693	88.12
6.500 - 6.999	538	158,444,545.41	20.84	294,506.59	6.688	79.29	682	81.00
7.000 - 7.499	222	57,405,210.79	7.55	258,582.03	7.180	81.78	673	72.26
7.500 - 7.999	92	24,666,080.14	3.24	268,109.57	7.622	82.51	677	70.60
8.000 - 8.499	28	5,588,961.59	0.74	199,605.77	8.164	85.18	664	62.28
8.500 - 8.999	11	2,249,282.47	0.30	204,480.22	8.737	90.26	662	51.82
9.500 - 9.999	2	151,200.46	0.02	75,600.23	9.543	96.70	663	65.97
Total:	**2,433**	**$760,230,192.53**	**100.00%**	**$312,466.17**	**6.152%**	**74.54%**	**701**	**78.54%**

Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
120 - 180	28	$6,998,875.13	0.92%	$249,959.83	5.469%	52.65%	720	N/A
181 - 240	2	351,651.08	0.05	175,825.54	5.287	46.81	708	N/A
241 - 360	2,403	752,879,666.32	99.03	313,308.23	6.158	74.75	701	79.30
Total:	**2,433**	**$760,230,192.53**	**100.00%**	**$312,466.17**	**6.152%**	**74.54%**	**701**	**78.54%**

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
121 - 180	28	$6,998,875.13	0.92%	$249,959.83	5.469%	52.65%	720	N/A
181 - 240	2	351,651.08	0.05	175,825.54	5.287	46.81	708	N/A
301 - 360	2,403	752,879,666.32	99.03	313,308.23	6.158	74.75	701	79.30
Total:	**2,433**	**$760,230,192.53**	**100.00%**	**$312,466.17**	**6.152%**	**74.54%**	**701**	**78.54%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – GROUP I MORTGAGE LOANS *(continued*

Seasoning of Mortgage Loans

Seasoning (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
0 - 6	2,430	$759,585,544.06	99.92%	$312,586.64	6.151%	74.53%	701	78.60%
7 - 12	3	644,648.47	0.08	214,882.82	6.992	85.17	540	N/A
Total:	**2,433**	**$760,230,192.53**	**100.00%**	**$312,466.17**	**6.152%**	**74.54%**	**701**	**78.54%**

Original Loan-to-Value Ratios of Mortgage Loans

Original LTVs (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
0.01 - 25.00	14	$1,991,741.61	0.26%	$142,267.26	5.808%	21.65%	712	48.15%
25.01 - 30.00	11	3,505,899.54	0.46	318,718.14	5.611	28.57	718	37.62
30.01 - 35.00	16	4,842,417.81	0.64	302,651.11	5.347	33.17	741	67.60
35.01 - 40.00	30	8,493,253.30	1.12	283,108.44	5.481	38.04	716	64.55
40.01 - 45.00	23	6,096,665.18	0.80	265,072.40	5.691	43.05	732	59.01
45.01 - 50.00	44	14,518,704.61	1.91	329,970.56	5.527	48.13	715	61.54
50.01 - 55.00	63	21,374,697.32	2.81	339,280.91	5.671	52.65	715	62.63
55.01 - 60.00	103	44,069,280.88	5.80	427,857.10	5.614	58.09	727	70.53
60.01 - 65.00	136	55,666,977.36	7.32	409,316.01	5.655	63.68	710	64.25
65.01 - 70.00	164	53,069,824.25	6.98	323,596.49	6.096	69.00	697	77.06
70.01 - 75.00	101	36,377,775.19	4.79	360,175.99	6.249	73.57	699	76.35
75.01 - 80.00	1,427	434,935,884.59	57.21	304,790.39	6.224	79.77	702	87.16
80.01 - 85.00	50	14,186,332.38	1.87	283,726.65	6.633	83.99	638	47.74
85.01 - 90.00	142	37,418,232.56	4.92	263,508.68	6.893	89.59	659	56.97
90.01 - 95.00	82	18,848,015.44	2.48	229,853.85	7.023	94.84	691	76.74
95.01 - 100.00	27	4,834,490.51	0.64	179,055.20	6.715	100.00	725	61.42
Total:	**2,433**	**$760,230,192.53**	**100.00%**	**$312,466.17**	**6.152%**	**74.54%**	**701**	**78.54%**

Occupancy Status of Mortgage Loans

Occupancy Status	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Owner Occupied	2,014	$660,475,255.07	86.88%	$327,942.03	6.089%	74.52%	700	78.30%
Investor	314	73,098,426.51	9.62	232,797.54	6.639	73.62	711	80.03
Second Home	105	26,656,510.95	3.51	253,871.53	6.366	77.45	716	80.28
Total:	**2,433**	**$760,230,192.53**	**100.00%**	**$312,466.17**	**6.152%**	**74.54%**	**701**	**78.54%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell o r buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – GROUP I MORTGAGE LOANS *(continued*

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Single Family	1,448	$478,826,479.41	62.98%	$330,681.27	6.097%	73.65%	698	76.74%
Pud	606	164,538,856.34	21.64	271,516.26	6.204	76.72	710	85.18
Condo	219	59,135,457.12	7.78	270,024.92	6.156	77.87	709	87.76
2 Family	96	31,974,021.29	4.21	333,062.72	6.433	74.80	687	58.11
3-4 Family	64	25,755,378.37	3.39	402,427.79	6.476	69.16	696	73.78
Total:	**2,433**	**$760,230,192.53**	**100.00%**	**$312,466.17**	**6.152%**	**74.54%**	**701**	**78.54%**

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Purchase	1,478	$434,577,859.98	57.16%	$294,031.03	6.278%	79.01%	707	86.89%
Cashout Refinance	829	275,164,235.58	36.19	331,923.08	6.039	69.05	687	66.31
Rate/Term Refinance	126	50,488,096.97	6.64	400,699.18	5.677	66.00	726	73.27
Total:	**2,433**	**$760,230,192.53**	**100.00%**	**$312,466.17**	**6.152%**	**74.54%**	**701**	**78.54%**

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Stated Income, Verified Asset	829	$276,835,403.77	36.41%	$333,938.97	6.195%	77.18%	705	90.57%
Stated Income, Stated Asset	528	161,989,784.07	21.31	306,798.83	6.416	75.65	679	68.71
Full Doc	538	150,956,200.04	19.86	280,587.73	5.957	77.02	705	72.33
No Ratio	263	88,673,137.97	11.66	337,160.22	6.227	73.44	710	85.43
No Income, No Asset	275	81,775,666.68	10.76	297,366.06	5.759	59.98	715	61.26
Total:	**2,433**	**$760,230,192.53**	**100.00%**	**$312,466.17**	**6.152%**	**74.54%**	**701**	**78.54%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell o r buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required , a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – GROUP I MORTGAGE LOANS *(continued*

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
6 Mo Libor Arm (IO)	24	$8,555,720.00	1.13%	$356,488.33	5.933%	78.18%	716	100.00%
2/6 Arm	217	55,337,832.19	7.28	255,013.05	6.809	80.63	646	N/A
2/6 Arm (IO)	663	219,814,200.00	28.91	331,544.80	6.218	78.05	689	100.00
3/1 Arm	2	324,729.71	0.04	162,364.86	4.370	93.03	515	N/A
3/6 Arm	20	6,821,940.82	0.90	341,097.04	6.722	77.25	658	N/A
3/6 Arm (IO)	87	27,405,899.00	3.60	315,010.33	6.089	75.53	701	100.00
5/6 Arm	87	21,435,954.22	2.82	246,390.28	6.565	77.50	701	N/A
5/6 Arm (IO)	907	256,240,259.00	33.71	282,514.07	6.321	76.74	704	100.00
7/6 Arm	3	654,593.26	0.09	218,197.75	6.058	69.01	712	N/A
7/6 Arm (IO)	29	9,658,213.00	1.27	333,041.83	5.703	69.48	737	100.00
10/6 Arm (IO)	8	3,144,550.00	0.41	393,068.75	5.848	71.23	717	100.00
15Y Fixed Amort	28	6,998,875.13	0.92	249,959.83	5.469	52.65	720	N/A
20Y Fixed Amort	2	351,651.08	0.05	175,825.54	5.287	46.81	708	N/A
30Y Fixed Amort	192	70,517,647.12	9.28	367,279.41	5.525	63.40	730	N/A
30Y Fixed Amort (IO)	163	72,248,128.00	9.50	443,240.05	5.492	63.37	736	100.00
Fix Balloon (40 Yr A	1	720,000.00	0.09	720,000.00	5.250	74.23	691	N/A
Total:	**2,433**	**$760,230,192.53**	**100.00%**	**$312,466.17**	**6.152%**	**74.54%**	**701**	**78.54%**

Index Type of Mortgage Loans

Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
6 Mo Libor	2,045	$609,069,161.49	80.12%	$297,833.33	6.313%	77.41%	694	86.17%
Fixed	386	150,836,301.33	19.84	390,767.62	5.505	62.90	732	47.90
1 Yr Treasury	2	324,729.71	0.04	162,364.86	4.370	93.03	515	N/A
Total:	**2,433**	**$760,230,192.53**	**100.00%**	**$312,466.17**	**6.152%**	**74.54%**	**701**	**78.54%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell o r buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required , a Placement Memorandum Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – GROUP I MORTGAGE LOANS *(continued*

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
California	1,205	$454,337,518.81	59.76%	$377,043.58	5.974%	71.72%	706	82.77%
Georgia	296	59,394,266.32	7.81	200,656.31	6.057	77.11	718	90.91
New Jersey	161	54,145,412.42	7.12	336,306.91	6.692	78.56	675	53.87
Florida	186	44,066,072.91	5.80	236,914.37	6.737	79.24	694	86.51
New York	77	27,238,116.46	3.58	353,741.77	6.442	77.65	678	57.23
Nevada	64	15,668,874.09	2.06	244,826.16	6.172	79.40	705	94.65
Washington	54	13,055,097.83	1.72	241,761.07	6.250	81.34	706	78.32
Colorado	55	12,164,478.27	1.60	221,172.33	6.125	80.52	710	91.66
Arizona	57	11,884,458.71	1.56	208,499.28	6.440	80.78	707	77.45
Massachusetts	36	11,238,363.62	1.48	312,176.77	6.699	77.43	672	39.24
Virginia	27	8,611,961.46	1.13	318,961.54	6.263	79.48	683	81.92
Maryland	26	8,330,890.34	1.10	320,418.86	6.253	77.57	682	65.24
Connecticut	27	8,177,875.45	1.08	302,884.28	6.438	78.96	654	47.83
Pennsylvania	21	4,493,634.36	0.59	213,982.59	6.665	82.09	660	26.89
Rhode Island	12	3,463,994.42	0.46	288,666.20	6.411	82.00	631	34.74
Texas	21	2,763,553.42	0.36	131,597.78	6.021	79.30	714	77.32
Oregon	11	2,412,176.60	0.32	219,288.78	5.995	79.76	709	84.41
Ohio	10	2,376,878.70	0.31	237,687.87	6.147	78.32	703	74.97
South Carolina	15	2,359,480.36	0.31	157,298.69	6.817	80.18	725	64.16
Illinois	7	2,044,563.50	0.27	292,080.50	6.526	81.84	729	26.99
North Carolina	18	2,011,438.93	0.26	111,746.61	7.213	83.16	697	78.64
Minnesota	6	1,923,200.00	0.25	320,533.33	5.825	73.25	737	100.00
Missouri	6	1,465,518.12	0.19	244,253.02	6.277	83.51	722	64.82
New Hampshire	4	1,353,854.19	0.18	338,463.55	6.106	68.66	727	N/A
New Mexico	10	1,370,232.95	0.18	137,023.30	6.124	80.02	733	69.45
Michigan	5	644,374.05	0.08	128,874.81	7.700	84.49	640	N/A
Tennessee	3	611,675.00	0.08	203,891.67	6.930	80.40	710	100.00
Utah	2	597,600.00	0.08	298,800.00	6.932	80.00	676	100.00
Hawaii	2	507,836.87	0.07	253,918.44	5.789	70.56	673	68.53
Indiana	2	556,111.42	0.07	278,055.71	7.176	82.03	682	N/A
District of Columbia	1	280,000.00	0.04	280,000.00	5.875	64.37	695	100.00
Nebraska	2	190,661.98	0.03	95,330.99	5.959	88.17	715	N/A
Delaware	1	140,872.53	0.02	140,872.53	6.500	88.13	618	N/A
Iowa	1	132,500.00	0.02	132,500.00	6.875	100.00	717	100.00
Idaho	1	104,900.00	0.01	104,900.00	5.625	37.88	758	100.00
Maine	1	111,748.44	0.01	111,748.44	5.375	80.00	682	N/A
Total:	**2,433**	**$760,230,192.53**	**100.00%**	**$312,466.17**	**6.152%**	**74.54%**	**701**	**78.54%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell o r buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required , a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – GROUP I MORTGAGE LOANS *(continued*

Original Prepayment Penalty Term

Original Prepayment Penalty Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
No Penalty	566	$178,158,655.11	23.43%	$314,767.94	6.485%	77.40%	689	67.24%
6	31	14,555,853.52	1.91	469,543.66	6.220	74.03	720	98.30
12	243	80,206,132.53	10.55	330,066.39	6.302	74.98	697	82.53
24	724	214,988,116.80	28.28	296,944.91	6.184	77.24	692	89.05
36	741	231,914,055.93	30.51	312,974.43	5.864	69.93	713	72.58
60	128	40,407,378.64	5.32	315,682.65	5.844	73.28	738	91.61
Total:	**2,433**	**$760,230,192.53**	**100.00%**	**$312,466.17**	**6.152%**	**74.54%**	**701**	**78.54%**

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Not Available	1	$155,819.73	0.02%	$155,819.73	4.500%	93.92%	N/A	N/A
500 - 525	2	425,492.17	0.06	212,746.09	7.084	84.84	520	N/A
526 - 550	1	348,845.50	0.05	348,845.50	8.150	84.34	547	N/A
551 - 575	2	459,431.49	0.06	229,715.75	7.118	84.72	565	N/A
576 - 600	66	18,714,513.42	2.46	283,553.23	6.693	78.81	590	40.22
601 - 625	124	34,035,179.20	4.48	274,477.25	6.534	75.63	615	62.83
626 - 650	265	78,557,935.78	10.33	296,445.04	6.535	77.02	639	75.78
651 - 675	386	116,619,007.91	15.34	302,121.78	6.327	76.19	663	82.48
676 - 700	431	136,822,533.05	18.00	317,453.67	6.175	75.57	688	83.71
701 - 725	379	116,467,999.77	15.32	307,303.43	6.083	75.01	712	80.58
726 - 750	305	95,863,762.78	12.61	314,307.42	5.985	74.11	737	82.30
751 - 775	275	90,635,922.42	11.92	329,585.17	5.890	72.30	762	80.67
776 - 800	174	63,421,262.40	8.34	364,490.01	5.698	67.44	786	72.66
801 - 825	22	7,702,486.91	1.01	350,113.04	5.956	71.72	806	77.34
Total:	**2,433**	**$760,230,192.53**	**100.00%**	**$312,466.17**	**6.152%**	**74.54%**	**701**	**78.54%**

Margins of Adjustable Rate Mortgage Loans

Margins (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
2.000 - 2.499	832	$226,954,242.37	37.24%	$272,781.54	6.269%	76.48%	708	91.83%
2.500 - 2.999	540	174,887,547.50	28.70	323,865.83	6.238	77.31	696	94.10
3.000 - 3.499	188	56,110,847.80	9.21	298,461.96	6.212	75.72	701	91.95
3.500 - 3.999	122	45,850,939.34	7.52	375,827.37	6.062	76.33	716	96.62
4.000 - 4.499	16	5,255,035.78	0.86	328,439.74	6.054	77.05	694	75.72
4.500 - 4.999	22	8,375,004.68	1.37	380,682.03	5.941	77.83	643	78.10
5.000 - 5.499	69	21,672,151.28	3.56	314,089.15	6.257	78.54	647	62.04

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell o r buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required , a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

5.500 - 5.999	146	40,148,745.75	6.59	274,991.41	6.700	81.29	639	47.43
6.000 - 6.499	62	16,731,906.29	2.75	269,869.46	7.096	83.26	637	43.70
6.500 - 6.999	31	8,401,827.82	1.38	271,026.70	7.324	84.72	648	45.15
7.000 - 7.499	15	3,986,229.30	0.65	265,748.62	7.742	83.57	639	30.71
7.500 - 7.999	4	1,019,413.29	0.17	254,853.32	8.803	89.18	630	60.50
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

COLLATERAL TABLES – GROUP I MORTGAGE LOANS *(continued*

Next Rate Change Dates of Adjustable Rate Mortgage Loans

Next Rate Change Dates	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
January 2006	1	$432,000.00	0.07%	$432,000.00	5.875%	80.00%	683	100.00%
February 2006	6	2,142,028.00	0.35	357,004.67	5.890	76.69	698	100.00
March 2006	9	3,680,792.00	0.60	408,976.89	5.945	79.83	728	100.00
April 2006	7	2,200,900.00	0.36	314,414.29	5.967	77.60	717	100.00
May 2006	1	100,000.00	0.02	100,000.00	5.875	54.43	772	100.00
April 2007	2	488,828.74	0.08	244,414.37	7.786	82.38	540	N/A
June 2007	2	576,030.44	0.09	288,015.22	7.992	84.38	557	N/A
July 2007	18	5,436,854.46	0.89	302,047.47	6.001	78.08	712	87.51
August 2007	104	31,253,692.87	5.13	300,516.28	5.959	77.31	704	90.04
September 2007	233	76,840,106.56	12.61	329,785.87	6.353	77.88	689	81.98
October 2007	326	101,326,316.12	16.63	310,816.92	6.400	79.66	677	79.23
November 2007	195	59,230,203.00	9.72	303,744.63	6.410	78.20	663	73.68
April 2008	1	155,819.73	0.03	155,819.73	4.500	93.92	N/A	N/A
June 2008	1	239,000.00	0.04	239,000.00	5.625	81.57	750	100.00
July 2008	4	761,697.98	0.12	190,424.50	5.448	82.93	655	77.82
August 2008	14	3,248,715.00	0.53	232,051.07	6.152	74.83	711	100.00
September 2008	38	12,925,568.50	2.12	340,146.54	6.338	75.49	699	80.73
October 2008	28	8,949,918.32	1.47	319,639.94	6.043	76.44	684	84.08
November 2008	23	8,271,850.00	1.36	359,645.65	6.281	75.79	683	64.87
June 2010	3	543,400.00	0.09	181,133.33	5.820	63.94	746	100.00
July 2010	70	21,396,644.31	3.51	305,666.35	6.051	76.72	701	97.52
August 2010	207	57,734,929.34	9.47	278,912.70	6.132	77.18	704	94.20
September 2010	257	72,642,740.27	11.92	282,656.58	6.411	76.96	706	91.36
October 2010	275	79,202,513.30	13.00	288,009.14	6.365	76.36	702	89.92
November 2010	182	46,155,986.00	7.57	253,604.32	6.587	76.99	704	92.87
June 2012	1	300,000.00	0.05	300,000.00	5.375	71.43	762	100.00
July 2012	6	1,850,000.00	0.30	308,333.33	5.614	63.14	738	100.00
August 2012	9	3,107,043.60	0.51	345,227.07	5.659	69.95	723	85.89
September 2012	6	1,522,962.66	0.25	253,827.11	6.030	72.40	667	85.81
October 2012	4	1,328,900.00	0.22	332,225.00	5.633	80.53	747	100.00
November 2012	6	2,203,900.00	0.36	367,316.67	5.805	65.04	786	100.00
September 2015	2	1,042,000.00	0.17	521,000.00	5.734	79.85	721	100.00
October 2015	3	1,248,850.00	0.20	416,283.33	5.886	59.71	715	100.00
November 2015	3	853,700.00	0.14	284,566.67	5.931	77.54	715	100.00
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell o r buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – GROUP I MORTGAGE LOANS *(continued)*

Maximum Mortgage Rates of Adjustable Rate Mortgage Loans

Maximum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
9.000 - 9.499	1	$168,909.98	0.03%	$168,909.98	4.250%	92.20%	515	N/A
9.500 - 9.999	9	3,675,174.73	0.60	408,352.75	4.795	68.12	712	95.76
10.000 - 10.499	36	10,431,615.01	1.71	289,767.08	5.232	74.05	738	89.04
10.500 - 10.999	280	86,800,408.68	14.24	310,001.46	5.704	72.96	714	96.17
11.000 - 11.499	315	95,287,454.57	15.64	302,499.86	5.987	75.22	705	92.04
11.500 - 11.999	534	159,151,617.92	26.12	298,036.74	6.182	77.09	701	93.67
12.000 - 12.499	369	107,591,301.39	17.66	291,575.34	6.434	78.77	686	85.91
12.500 - 12.999	313	94,897,807.53	15.57	303,187.88	6.823	79.97	671	71.87
13.000 - 13.499	119	33,184,794.46	5.45	278,863.82	7.300	83.45	661	61.30
13.500 - 13.999	49	12,901,268.57	2.12	263,291.20	7.688	84.14	668	60.89
14.000 - 14.499	12	2,765,244.21	0.45	230,437.02	8.120	84.23	640	39.22
14.500 - 14.999	8	2,387,093.69	0.39	298,386.71	7.926	85.12	671	72.73
15.500 - 15.999	2	151,200.46	0.02	75,600.23	9.543	96.70	663	65.97
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

Minimum Mortgage Rates of Adjustable Rate Mortgage Loans

Minimum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
2.000 - 2.499	832	$226,954,242.37	37.24%	$272,781.54	6.269%	76.48%	708	91.83%
2.500 - 2.999	538	174,023,547.50	28.56	323,463.84	6.238	77.30	696	94.07
3.000 - 3.499	188	56,110,847.80	9.21	298,461.96	6.212	75.72	701	91.95
3.500 - 3.999	122	45,850,939.34	7.52	375,827.37	6.062	76.33	716	96.62
4.000 - 4.499	13	4,318,585.85	0.71	332,198.91	6.193	78.78	707	81.72
4.500 - 4.999	2	972,800.00	0.16	486,400.00	6.876	79.03	658	100.00
5.000 - 5.499	10	2,377,420.56	0.39	237,742.06	5.957	70.66	667	69.88
5.500 - 5.999	24	8,312,622.81	1.36	346,359.28	5.849	78.64	647	75.25
6.000 - 6.499	76	24,140,136.86	3.96	317,633.38	6.227	78.98	648	61.66
6.500 - 6.999	148	41,451,038.55	6.80	280,074.58	6.743	80.49	639	49.68
7.000 - 7.499	59	16,419,653.16	2.69	278,299.21	7.212	84.87	636	38.21
7.500 - 7.999	23	5,799,717.35	0.95	252,161.62	7.695	88.33	646	35.05
8.000 - 8.499	6	1,143,168.69	0.19	190,528.12	8.170	86.09	605	N/A
8.500 - 8.999	6	1,519,170.36	0.25	253,195.06	8.745	88.53	643	40.60
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell o r buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required , a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – GROUP I MORTGAGE LOANS *(continued)*

Initial Periodic Rate Caps of Adjustable Rate Mortgage Loans

Initial Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
1.000	22	$7,286,649.71	1.20%	$331,211.35	5.755%	78.54%	711	95.54%
2.000	27	7,736,434.00	1.27	286,534.59	5.847	76.18	721	100.00
3.000	961	303,172,155.05	49.75	315,475.71	6.334	78.34	682	79.76
4.000	1	168,000.00	0.03	168,000.00	6.250	80.00	666	100.00
5.000	984	273,220,882.82	44.83	277,663.50	6.334	76.70	704	91.99
6.000	52	17,809,769.62	2.92	342,495.57	6.021	72.68	720	94.32
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

Subsequent Periodic Rate Caps of Adjustable Rate Mortgage Loans

Subsequent Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
1.000	2,047	$609,393,891.20	100.00%	$297,700.97	6.312%	77.42%	694	86.12%
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell o r buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Group II Mortgage Loan Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

		Collateral Summary	Ranges (if applicable)
Total Number of Loans		837	
Total Outstanding Loan Principal Balance		$232,941,655.67	
Average Outstanding Loan Principal Balance		$278,305.44	$40,612.43 - $1,678,405.95
WA Coupon		6.409%	5.875% - 9.000%
WA Remaining Term (mo.)		354	176 - 360
WA Original LTV**		72.64%	13.84% - 100.00%
WA FICO*		704	581 - 820
WA Seasoning (mo.)		1	0 - 7
Interest Only Loans		55.42%	
1st Liens		100.00%	
2nd Liens		0.00%	
Simultaneous 2nd Liens		36.34%	
Loan Type			
ARM		0.00%	
Fixed		100.00%	
Geographic Distribution			
	CA	40.81%	
	GA	17.64%	
	NY	12.42%	

*Zero Values Excluded

**WA Original LTV is defined as the Loan-to-Value Ratios of the First Lien Mortgage Loans.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – GROUP II MORTGAGE LOANS

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon*	WA OLTV*	WA FICO*	IO %
25,000.01 - 50,000.00	3	$139,612.43	0.06%	$46,537.48	7.191%	54.13%	684	N/A
50,000.01 - 75,000.00	21	1,346,078.70	0.58	64,098.99	7.154	77.05	684	5.39
75,000.01 - 100,000.00	47	4,193,890.46	1.80	89,231.71	6.780	69.64	703	28.33
100,000.01 - 125,000.00	57	6,382,548.15	2.74	111,974.53	6.688	75.11	694	55.54
125,000.01 - 150,000.00	75	10,466,122.91	4.49	139,548.31	6.577	72.97	699	41.60
150,000.01 - 175,000.00	73	11,871,843.29	5.10	162,627.99	6.524	70.97	694	31.28
175,000.01 - 200,000.00	83	15,572,890.61	6.69	187,625.19	6.498	73.07	705	48.13
200,000.01 - 225,000.00	54	11,536,822.55	4.95	213,644.86	6.540	74.89	699	47.99
225,000.01 - 250,000.00	53	12,641,429.18	5.43	238,517.53	6.435	74.67	683	43.74
250,000.01 - 275,000.00	39	10,150,919.88	4.36	260,280.00	6.361	72.99	695	59.25
275,000.01 - 300,000.00	47	13,627,756.37	5.85	289,952.26	6.445	71.80	700	55.18
300,000.01 - 325,000.00	25	7,835,665.34	3.36	313,426.61	6.377	72.80	700	68.37
325,000.01 - 359,650.00	48	16,403,904.22	7.04	341,748.00	6.419	74.92	692	58.39
359,650.01 - 500,000.00	127	53,054,205.09	22.78	417,749.65	6.299	73.63	714	60.25
500,000.01 -1,000,000.00	80	50,746,130.54	21.78	634,326.63	6.306	71.68	708	62.94
>1,000,000.00	5	6,971,835.95	2.99	1,394,367.19	6.467	60.91	752	75.93
Total:	**837**	**$232,941,655.67**	**100.00%**	**$278,305.44**	**6.409%**	**72.64%**	**704**	**55.42%**

*weighted by principal balance

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
25,000.01 - 50,000.00	3	$139,612.43	0.06%	$46,537.48	7.191%	54.13%	684	N/A
50,000.01 - 75,000.00	21	1,346,078.70	0.58	64,098.99	7.154	77.05	684	5.39
75,000.01 - 100,000.00	47	4,193,890.46	1.80	89,231.71	6.780	69.64	703	28.33
100,000.01 - 125,000.00	57	6,382,548.15	2.74	111,974.53	6.688	75.11	694	55.54
125,000.01 - 150,000.00	75	10,466,122.91	4.49	139,548.31	6.577	72.97	699	41.60
150,000.01 - 175,000.00	73	11,871,843.29	5.10	162,627.99	6.524	70.97	694	31.28
175,000.01 - 200,000.00	83	15,572,890.61	6.69	187,625.19	6.498	73.07	705	48.13
200,000.01 - 225,000.00	54	11,536,822.55	4.95	213,644.86	6.540	74.89	699	47.99
225,000.01 - 250,000.00	53	12,641,429.18	5.43	238,517.53	6.435	74.67	683	43.74
250,000.01 - 275,000.00	39	10,150,919.88	4.36	260,280.00	6.361	72.99	695	59.25
275,000.01 - 300,000.00	47	13,627,756.37	5.85	289,952.26	6.445	71.80	700	55.18
300,000.01 - 325,000.00	25	7,835,665.34	3.36	313,426.61	6.377	72.80	700	68.37
325,000.01 - 359,650.00	49	16,763,168.35	7.20	342,105.48	6.407	75.03	692	57.14
359,650.01 - 500,000.00	126	52,694,940.96	22.62	418,213.82	6.302	73.59	714	60.66
500,000.01 -1,000,000.00	80	50,746,130.54	21.78	634,326.63	6.306	71.68	708	62.94
>1,000,000.00	5	6,971,835.95	2.99	1,394,367.19	6.467	60.91	752	75.93
Total:	**837**	**$232,941,655.67**	**100.00%**	**$278,305.44**	**6.409%**	**72.64%**	**704**	**55.42%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell o r buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required , a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – GROUP II MORTGAGE LOANS *(continued)*

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
5.500 - 5.999	137	$44,602,484.55	19.15%	$325,565.58	5.907%	68.07%	721	57.52%
6.000 - 6.499	304	95,461,003.37	40.98	314,016.46	6.201	70.18	713	59.98
6.500 - 6.999	269	68,187,402.00	29.27	253,484.77	6.647	76.10	685	49.45
7.000 - 7.499	72	13,523,527.08	5.81	187,826.77	7.138	79.12	692	56.66
7.500 - 7.999	39	7,421,935.45	3.19	190,306.04	7.632	85.01	695	45.68
8.000 - 8.499	8	2,016,894.43	0.87	252,111.80	8.117	81.48	664	10.10
8.500 - 8.999	7	1,670,108.79	0.72	238,586.97	8.543	76.61	752	72.50
9.000 - 9.499	1	58,300.00	0.03	58,300.00	9.000	77.32	691	N/A
Total:	**837**	**$232,941,655.67**	**100.00%**	**$278,305.44**	**6.409%**	**72.64%**	**704**	**55.42%**

Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
120 - 180	26	$5,486,123.88	2.36%	$211,004.76	6.247%	67.94%	674	N/A
181 - 240	8	1,406,451.78	0.60	175,806.47	6.369	62.97	693	N/A
241 - 360	803	226,049,080.01	97.04	281,505.70	6.414	72.82	705	57.11
Total:	**837**	**$232,941,655.67**	**100.00%**	**$278,305.44**	**6.409%**	**72.64%**	**704**	**55.42%**

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
121 - 180	26	$5,486,123.88	2.36%	$211,004.76	6.247%	67.94%	674	N/A
181 - 240	8	1,406,451.78	0.60	175,806.47	6.369	62.97	693	N/A
301 - 360	803	226,049,080.01	97.04	281,505.70	6.414	72.82	705	57.11
Total:	**837**	**$232,941,655.67**	**100.00%**	**$278,305.44**	**6.409%**	**72.64%**	**704**	**55.42%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell o r buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – GROUP II MORTGAGE LOANS *(continued)*

Seasoning of Mortgage Loans

Seasoning (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
0 - 6	836	$232,843,565.67	99.96%	$278,521.01	6.409%	72.64%	704	55.40%
7 - 12	1	98,090.00	0.04	98,090.00	6.375	85.00	725	100.00
Total:	**837**	**$232,941,655.67**	**100.00%**	**$278,305.44**	**6.409%**	**72.64%**	**704**	**55.42%**

Original Loan-to-Value Ratios of Mortgage Loans

Original LTVs (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
0.01 - 25.00	5	$976,914.12	0.42%	$195,382.82	6.147%	16.23%	770	85.17%
25.01 - 30.00	7	1,017,739.02	0.44	145,391.29	6.393	27.30	663	39.79
30.01 - 35.00	11	2,262,742.09	0.97	205,703.83	6.170	32.35	699	27.38
35.01 - 40.00	11	2,500,227.50	1.07	227,293.41	6.052	37.56	700	51.28
40.01 - 45.00	14	3,484,627.44	1.50	248,901.96	6.192	42.94	693	28.53
45.01 - 50.00	30	7,499,438.34	3.22	249,981.28	6.307	47.89	680	53.12
50.01 - 55.00	36	10,914,035.79	4.69	303,167.66	6.166	52.13	725	43.09
55.01 - 60.00	58	18,414,980.58	7.91	317,499.67	6.201	58.25	708	59.76
60.01 - 65.00	57	20,258,363.16	8.70	355,409.88	6.308	63.84	697	56.09
65.01 - 70.00	48	16,954,174.69	7.28	353,211.97	6.409	68.86	724	47.10
70.01 - 75.00	42	13,091,205.57	5.62	311,695.37	6.263	73.38	706	60.68
75.01 - 80.00	399	109,727,519.86	47.11	275,006.32	6.427	79.74	702	60.63
80.01 - 85.00	12	3,523,823.78	1.51	293,651.98	6.716	84.23	657	21.42
85.01 - 90.00	41	9,202,307.53	3.95	224,446.53	6.689	89.64	693	38.96
90.01 - 95.00	43	8,131,279.34	3.49	189,099.52	7.233	94.75	712	50.33
95.01 - 100.00	23	4,982,276.86	2.14	216,620.73	6.709	99.91	741	60.69
Total:	**837**	**$232,941,655.67**	**100.00%**	**$278,305.44**	**6.409%**	**72.64%**	**704**	**55.42%**

Occupancy Status of Mortgage Loans

Occupancy Status	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Owner Occupied	678	$196,017,774.94	84.15%	$289,111.76	6.378%	73.20%	702	55.70%
Investor	125	28,121,455.69	12.07	224,971.65	6.613	69.06	716	50.87
Second Home	34	8,802,425.04	3.78	258,894.85	6.468	71.68	721	63.73
Total:	**837**	**$232,941,655.67**	**100.00%**	**$278,305.44**	**6.409%**	**72.64%**	**704**	**55.42%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell o r buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – GROUP II MORTGAGE LOANS *(continued)*

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Single Family	498	$141,679,218.54	60.82%	$284,496.42	6.398%	72.32%	700	50.50%
Pud	200	46,695,120.87	20.05	233,475.60	6.397	76.70	713	64.76
Condo	67	21,289,914.89	9.14	317,759.92	6.405	71.20	723	80.95
2 Family	53	17,456,743.82	7.49	329,372.52	6.567	68.18	696	46.61
3-4 Family	19	5,820,657.55	2.50	306,350.40	6.329	66.85	690	33.37
Total:	**837**	**$232,941,655.67**	**100.00%**	**$278,305.44**	**6.409%**	**72.64%**	**704**	**55.42%**

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Cashout Refinance	367	$109,059,636.08	46.82%	$297,165.22	6.397%	67.24%	689	43.39%
Purchase	395	101,337,221.67	43.50	256,549.93	6.461	79.34	719	64.39
Rate/Term Refinance	75	22,544,797.92	9.68	300,597.31	6.233	68.71	712	73.27
Total:	**837**	**$232,941,655.67**	**100.00%**	**$278,305.44**	**6.409%**	**72.64%**	**704**	**55.42%**

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Stated Income, Verified Asset	256	$77,857,287.17	33.42%	$304,130.03	6.437%	75.24%	713	62.19%
Full Doc	182	52,438,277.43	22.51	288,122.40	6.292	77.00	715	67.28
Stated Income, Stated Asset	166	46,013,356.61	19.75	277,188.90	6.486	72.90	687	34.31
No Income, No Asset	158	38,909,354.23	16.70	246,261.74	6.378	60.64	700	53.28
No Ratio	75	17,723,380.23	7.61	236,311.74	6.505	74.05	689	50.13
Total:	**837**	**$232,941,655.67**	**100.00%**	**$278,305.44**	**6.409%**	**72.64%**	**704**	**55.42%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell o r buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required , a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – GROUP II MORTGAGE LOANS *(continued)*

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
15Y Fixed Amort	26	$5,486,123.88	2.36%	$211,004.76	6.247%	67.94%	674	N/A
20Y Fixed Amort	8	1,406,451.78	0.60	175,806.47	6.369	62.97	693	N/A
30Y Fixed Amort	390	96,269,379.01	41.33	246,844.56	6.473	72.23	698	N/A
30Y Fixed Amort (IO)	412	129,099,701.00	55.42	313,348.79	6.368	73.23	711	100.00
Fix Balloon (40 Yr A	1	680,000.00	0.29	680,000.00	6.625	79.53	632	N/A
Total:	**837**	**$232,941,655.67**	**100.00%**	**$278,305.44**	**6.409%**	**72.64%**	**704**	**55.42%**

Index Type of Mortgage Loans

Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Fixed	837	$232,941,655.67	100.00%	$278,305.44	6.409%	72.64%	704	55.42%
Total:	**837**	**$232,941,655.67**	**100.00%**	**$278,305.44**	**6.409%**	**72.64%**	**704**	**55.42%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell o r buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required , a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – GROUP II MORTGAGE LOANS *(continued)*

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
California	279	$95,063,950.86	40.81%	$340,731.01	6.268%	68.83%	706	61.21%
Georgia	187	41,093,641.04	17.64	219,752.09	6.347	77.50	718	71.29
New York	84	28,932,642.24	12.42	344,436.22	6.551	73.60	683	37.18
New Jersey	76	21,552,783.17	9.25	283,589.25	6.501	70.63	699	43.72
Florida	39	10,622,936.29	4.56	272,382.98	6.717	71.26	724	64.78
Massachusetts	12	4,577,371.97	1.97	381,447.66	6.374	66.19	707	51.82
Pennsylvania	21	3,769,210.47	1.62	179,486.21	6.458	73.09	688	36.37
Washington	13	3,048,064.61	1.31	234,466.51	6.469	83.13	729	82.29
North Carolina	11	2,664,942.94	1.14	242,267.54	6.911	80.36	684	21.02
Colorado	13	2,628,620.63	1.13	202,201.59	6.762	88.18	706	58.86
Connecticut	10	1,982,468.62	0.85	198,246.86	6.544	80.56	695	N/A
Texas	13	1,893,044.27	0.81	145,618.79	6.815	82.26	693	N/A
Michigan	9	1,816,369.10	0.78	201,818.79	6.588	79.60	708	38.71
Virginia	5	1,568,516.82	0.67	313,703.36	6.506	80.00	687	52.53
Alabama	4	1,465,536.10	0.63	366,384.03	6.381	75.71	679	30.68
Nevada	6	1,468,024.75	0.63	244,670.79	6.319	73.45	712	50.92
Oregon	7	1,454,172.96	0.62	207,738.99	6.408	76.53	708	74.67
Maryland	6	1,335,052.64	0.57	222,508.77	6.539	73.02	694	N/A
Arizona	8	1,299,260.24	0.56	162,407.53	6.740	82.11	699	57.13
Tennessee	7	798,063.26	0.34	114,009.04	7.354	85.91	661	50.95
South Carolina	5	630,104.75	0.27	126,020.95	7.385	93.65	734	39.62
New Mexico	5	614,261.99	0.26	122,852.40	6.243	76.11	695	68.40
Utah	4	551,364.74	0.24	137,841.19	6.523	78.16	715	35.33
Delaware	2	525,771.49	0.23	262,885.75	6.332	76.05	774	N/A
Indiana	3	496,119.67	0.21	165,373.22	7.407	91.68	734	N/A
Ohio	4	392,406.21	0.17	98,101.55	7.230	75.52	724	36.70
Maine	1	245,000.00	0.11	245,000.00	6.250	76.56	639	N/A
Illinois	2	226,753.84	0.10	113,376.92	6.889	82.77	619	N/A
Missouri	1	225,200.00	0.10	225,200.00	6.750	80.00	671	100.00
Total:	**837**	**$232,941,655.67**	**100.00%**	**$278,305.44**	**6.409%**	**72.64%**	**704**	**55.42%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell o r buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required , a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – GROUP II MORTGAGE LOANS *(continued)*

Original Prepayment Penalty Term

Original Prepayment Penalty Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
No Penalty	205	$58,097,033.12	24.94%	$283,400.16	6.515%	71.56%	704	51.17%
12	102	31,939,807.07	13.71	313,135.36	6.537	73.62	692	31.98
24	70	16,878,654.33	7.25	241,123.63	6.586	76.13	696	51.25
36	393	103,463,192.81	44.42	263,265.12	6.328	72.58	704	60.04
60	67	22,562,968.34	9.69	336,760.72	6.200	71.74	729	81.47
Total:	**837**	**$232,941,655.67**	**100.00%**	**$278,305.44**	**6.409%**	**72.64%**	**704**	**55.42%**

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Not Available	1	$208,297.35	0.09%	$208,297.35	6.125%	50.00%	N/A	N/A
576 - 600	10	2,059,297.81	0.88	205,929.78	6.882	72.94	592	13.40
601 - 625	38	9,678,023.98	4.15	254,684.84	6.600	69.65	617	21.11
626 - 650	88	21,775,601.31	9.35	247,450.01	6.595	69.21	638	52.96
651 - 675	148	37,472,317.84	16.09	253,191.34	6.485	73.88	663	45.44
676 - 700	150	40,902,906.45	17.56	272,686.04	6.458	74.70	687	52.99
701 - 725	135	38,784,331.51	16.65	287,291.34	6.380	73.98	712	64.75
726 - 750	112	34,948,368.81	15.00	312,039.01	6.299	71.62	737	65.30
751 - 775	89	26,270,498.13	11.28	295,174.14	6.292	72.12	762	68.26
776 - 800	50	15,754,826.34	6.76	315,096.53	6.211	70.31	788	46.41
801 - 825	16	5,087,186.14	2.18	317,949.13	6.332	74.97	809	66.13
Total:	**837**	**$232,941,655.67**	**100.00%**	**$278,305.44**	**6.409%**	**72.64%**	**704**	**55.42%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Term Sheet **Public Offering** **Date Prepared: November 14, 2005**


Opteum
FINANCIAL SERVICES


SEC MAIL PROCESSING
RECEIVED
DEC 0 1 2005
WASH, D.C.
185
SECTION

Opteum Mortgage Acceptance Corporation,
Asset-Backed Pass-Through Certificates,
Series 2005-5*

Approximate Total Offered Size: $978,274,000

Opteum Financial Services, LLC
Seller and Servicer
Wells Fargo Bank, N.A.
Master Servicer and Securities Administrator
Opteum Mortgage Acceptance Corporation
Depositor

Tranche	Amount(1)	Int. Type / Class	Coupons	Ratings (S&P/Moody's)	WAL (Call/Mat)(2)
Class I-APT	$207,658,000	Floating Rate / Super Senior Pass Through	1m Libor + [_]%	AAA/Aaa	3.09/3.29
Class I-A1A	$165,385,000	Floating Rate / Super Senior Sequential	1m Libor + [_]%	AAA/Aaa	1.00/1.00
Class I-A1B	$39,829,000	Floating Rate / Super Senior Sequential	1m Libor + [_]%	AAA/Aaa	2.00/2.00
Class I-A1C	$115,544,000	Floating Rate / Super Senior Sequential	1m Libor + [_]%	AAA/Aaa	3.25/3.25
Class I-A1D	$94,555,000	Floating Rate / Super Senior Sequential	1m Libor + [_]%	AAA/Aaa	7.00/7.87
Class I-A2	$69,218,000	Floating Rate / Senior Support	1m Libor + [_]%	AAA/Aaa	3.09/3.29
Class II-A1	$118,438,000	Fixed Rate Senior	6.00 %	AAA/Aaa	4.09/4.75
Class III-A1	$93,655,000	Fixed Rate Senior	6.00%	AAA/Aaa	4.11/4.75
Class M-1	$16,884,000	Floating Rate / Mezz	1m Libor + [_]%	AA+/Aa1	5.69/6.37
Class M-2	$12,911,000	Floating Rate / Mezz	1m Libor + [_]%	AA/Aa2	5.69/6.19
Class M-3	$9,435,000	Floating Rate / Mezz	1m Libor + [_]%	AA-/Aa3	5.68/6.10
Class M-4	$7,449,000	Floating Rate / Mezz	1m Libor + [_]%	A+/A1	5.68/6.03
Class M-5	$6,456,000	Floating Rate / Mezz	1m Libor + [_]%	A/A2	5.68/5.96
Class M-6	$5,959,000	Floating Rate / Mezz	1m Libor + [_]%	A-/A3	5.68/5.87
Class M-7	$4,966,000	Floating Rate / Mezz	1m Libor +[_]%	BBB+/Baa1	5.68/5.75
Class M-8	$4,966,000	Floating Rate / Mezz	1m Libor +[_]%	BBB/Baa2	5.59/5.59
Class M-9	$4,966,000	Floating Rate / Mezz	1m Libor +[_]%	BBB-/Baa3	5.34/5.34
Non-Offered Certificates					
Class M-10	$6,455,000	Floating Rate / Mezz	1m Libor +[_]%	BB/Ba2	4.79/4.79

(1) Certificate sizes are subject to change (+/- 5%).
(2) Calculated based on the Pricing Speed
*All numbers are preliminary and subject to change.

Transaction Overview:

Lead Manager:	Citigroup Global Markets Inc.
Co-Manager:	UBS Investment Bank
Trustee:	HSBC Bank USA
Trust Administrator:	Wells Fargo Bank, N.A.
Rating Agencies:	S&P / Moody's
Expected Pricing Date:	November 14, 2005
Expected Settlement Date:	November 22, 2005

For Further Information:

Mortgage Finance	MBS Trading	MBS Structuring
Joel Katz (212) 723-6508	Jim De Mare (212) 723-6325	Shekhar Shah (212) 723-5386
Perry DeFelice Jr. (212) 723-1153	Matthew Cherwin (212) 723-6325	Neil Aggarwal (212) 723-6420

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Kathryn Ebner (212) 723-6879	Eliot Rubenzahl (212) 723-6325	

Structure Summary

Title of Securities:	Opteum Mortgage Acceptance Corporation, Asset-Backed Pass-Through Certificates, Series 2005-5.
Offered Certificates:	Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates.
Non-Offered Certificates:	Class M-10, Class C, Class P and Class R Certificates.
Class A Certificates:	Class I-APT, Class I-A1A, Class I-A1B, Class I-A1C, Class I-A1D, Class I-A2, Class II-A1 and Class III-A1 Certificates.
Class I-A Certificates:	Class I-APT, Class I-A1A, Class I-A1B, Class I-A1C, Class I-A1D and Class I-A2 Certificates.
Class I-A1 Certificates:	Class I-A1A, Class I-A1B, Class I-A1C and Class I-A1D Certificates.
Class M Certificates:	Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates.
Seller and Servicer:	Opteum Financial Services, LLC. On November 3, 2005, the Seller was acquired by Bimini Mortgage Management, Inc.
Master Servicer:	Wells Fargo Bank, N.A.
Servicer:	Cenlar FSB.
Depositor:	Opteum Mortgage Acceptance Corporation.
Trustee:	HSBC Bank USA, National Association.
Securities Administrator:	Wells Fargo Bank, N.A.
Swap Provider:	[TBD]
LPMI Policy Providers:	PMI Mortgage Insurance Company and United Guaranty.
Closing Date:	On or about November 22, 2005.
Distribution Dates:	25th of each month, or if such day is not a business day, the next succeeding business day, commencing December 27, 2005.
Cut-off Date:	November 1, 2005.
Record Date:	For the Offered Certificates the business day preceding the Distribution Date.
Servicing Fee:	The Servicing Fee for the fixed rate Mortgage Loans will be 0.250% per annum and the Servicing Fee for the adjustable rate Mortgage Loans will be 0.375% per annum, provided that for any adjustable rate Mortgage Loan that has an initial period during which its interest rate is fixed the Servicing Fee will equal 0.250% per annum during the initial fixed rate period. On and after the first interest rate adjustment date, for any such Mortgage Loan, the Servicing Fee will equal 0.375% per annum.
Administrative Fees:	The related Servicing Fee, and the fee payable for those loans which are covered under the Mortgage Insurance Policy.
Denomination:	$100,000 and multiples of $1 in excess thereof.
SMMEA Eligibility:	The Offered Certificates will not be SMMEA eligible.
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible, except that prior to termination of the Supplemental Interest Trust, which receives payments under the swap, plans may only purchase the Offered Certificates using an investor-based exception.
Tax Status:	One or more REMIC elections will be made with respect to the Trust.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation o f an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Structure Summary (continued)

Interest Payment Delay: The Class I-A and Class M Certificates have a 0 day delay. The Class II-A1 and Class III-A1 Certificates have a 24 day delay.

Day Count: The Class I-A and Class M Certificates are Actual/360. The Class II-A1 and Class III-A1 Certificates are 30/360.

Accrued Interest: 0 days for the Class I-A and Class M Certificates, which will settle flat. The Class II-A1 and Class III-A1 Certificates will settle with 24 days of Accrued Interest.

Group I Mortgage Loans: The Group I Mortgage Loans will consist of fixed and adjustable rate closed-end mortgage loans with principal balances at origination that may or may not conform to Fannie Mae limits, which accrue interest on a 30/360 basis and are secured by first lien mortgages on one-to four-family properties with an aggregate principal balance as of the Cut-off Date of approximately $760,230,193. There will be approximately 386 fixed rate Mortgage Loans with an aggregate principal balance as of the Cut-off Date of approximately $150,836,301 and approximately 2,047 adjustable rate Mortgage Loans (most of which will have an initial fixed rate period) with an aggregate principal balance as of the Cut-off Date of approximately $609,393,891.

Group II Mortgage Loans: The Group II Mortgage Loans will consist of approximately 643 fixed rate closed-end mortgage loans with principal balances at origination that conform to Fannie Mae limits, which accrue interest on a 30/360 basis and are secured by first lien mortgages on one-to four-family properties with an aggregate principal balance as of the Cut-off Date of approximately $130,080,590.

Group III Mortgage Loans: The Group III Mortgage Loans will consist of approximately 194 fixed rate closed-end mortgage loans with principal balances at origination that do not conform to Fannie Mae limits, which accrue interest on a 30/360 basis and are secured by first lien mortgages on one-to four-family properties with an aggregate principal balance as of the Cut-off Date of approximately $102,861,066.

Interest Accrual Period: For any Distribution Date will be the period commencing on the immediately preceding Distribution Date (or, in the case of the first such Interest Accrual Period, commencing on the Closing Date) and ending on the day immediately preceding such Distribution Date.

Structure: Floating-Rate Senior/Mezzanine/Overcollateralization Structure

Pricing Speed: 4% CPR growing to 18% CPR over 12 months for the fixed rate Mortgage Loans
4% CPR growing to 30% CPR over 12 months for the adjustable rate Mortgage Loans

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Structure Summary (continued)

Pass-Through Rate: The monthly Pass-Through Rate for the Class A and Class M Certificates on each Distribution Date will be the lesser of the related Net WAC Rate and the following:

Class	Prior to Optional Termination Date	On or After Optional Termination Date
Class I-APT	1ml + [_]	1ml + 2.0x [_]
Class I-A1A	1ml + [_]	1ml + 2.0x [_]
Class I-A1B	1ml + [_]	1ml + 2.0x [_]
Class I-A1C	1ml + [_]	1ml + 2.0x [_]
Class I-A1D	1ml + [_]	1ml + 2.0x [_]
Class I-A2	1ml + [_]	1ml + 2.0x [_]
Class II-A1	6.00%	6.00%
Class III-A1	6.00%	6.00%
Class M-1	1ml + [_]	1ml + 1.5x [_]
Class M-2	1ml + [_]	1ml + 1.5x [_]
Class M-3	1ml + [_]	1ml + 1.5x [_]
Class M-4	1ml + [_]	1ml + 1.5x [_]
Class M-5	1ml + [_]	1ml + 1.5x [_]
Class M-6	1ml + [_]	1ml + 1.5x [_]
Class M-7	1ml + [_]	1ml + 1.5x [_]
Class M-8	1ml + [_]	1ml + 1.5x [_]
Class M-9	1ml +[_]	1ml + 1.5x [_]
Class M-10	1ml + [_]	1ml + 1.5x [_]

Class I-A Net WAC Rate The weighted average of the Mortgage Rates on the Group I Mortgage Loans as of the beginning of the related mortgage due period minus the aggregate Administrative Fees and adjusted for any net swap payments out of the trust. The Class I-A Net WAC Rate is subject to an adjustment based on the actual number of days that have elapsed in the Interest Accrual Period.

Class II-A Net WAC Rate The weighted average of the Mortgage Rates on the Group II Mortgage Loans as of the beginning of the related mortgage due period minus the aggregate Administrative Fees.

Class III-A Net WAC Rate The weighted average of the Mortgage Rates on the Group III Mortgage Loans as of the beginning of the related mortgage due period minus the aggregate Administrative Fees.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation o f an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Structure Summary (continued)

Class M Net WAC Rate

An amount equal to (x)

(i) the Class I-A Net WAC Rate times
 (a) the balance of the Group I Mortgage Loans minus
 (b) the aggregate certificate principal balance of the Class I-A Certificates, plus

(ii) the Class II-A Net WAC Rate times
 (a) the balance of the Group II Mortgage Loans, minus
 (b) the aggregate certificate principal balance of the Class II-A1 Certificates, plus

(iii) the Class III-A Net WAC Rate times
 (a) the balance of the Group III Mortgage Loans, minus
 (b) the aggregate certificate principal balance of the Class III-A1 Certificates

divided by the sum of (y)

(i) the balance of the Group I Mortgage Loans minus the aggregate certificate principal balance of the Class I-A Certificates,

(ii) the balance of the Group II Mortgage Loans, minus the aggregate certificate principal balance of the Class II-A1 Certificates, and

(iii) the balance of the Group III Mortgage Loans, minus the aggregate certificate principal balance of the Class III-A1 Certificates.

The Class II-A and Class III-A Net WAC Rates are subject to an adjustment based on the actual number of days that have elapsed in the Interest Accrual Period for purposes of calculating the Class M Net WAC Rate only.

Interest Distributions on the Class A Certificates and Class M Certificates

On each Distribution Date the Securities Administrator shall withdraw from the Certificate Account that portion of the Available Distribution Amount for such Distribution Date consisting of the Interest Remittance Amount for such Distribution Date, and shall pay such amount in the following amounts and order of priority:

(i) first, (a) to each class of Class A Certificates, from their respective groups, the accrued interest thereon and any Interest Carry Forward Amount for that class, concurrently on a pro rata basis based on the respective amounts of interest accrued up to the related Pass-through Rate on such class of Class A Certificates for such Distribution Date then (b) any remaining interest remittance amounts after paying the related Class A Certificates to the non-related Class A Certificates to pay accrued interest thereon and any Interest Carry Forward Amounts not paid by its own interest remittance amount; and

(ii) second, sequentially to the holders of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates, in that order, the accrued interest up to the Pass-through Rate for that class for such Distribution Date.

Principal Payments for Class A Certificates:

Prior to the Stepdown Date, the Class A Certificates will receive all principal collected on the related mortgage loans unless the Class A Certificates are paid to zero.

On or after the Stepdown Date and assuming no Trigger Event is in effect, principal paid to the Class A Certificates will be an amount such that the Class A Certificates will have approximately 17.90% of the current balance of the mortgage loans as credit enhancement (which is approximately 2x the initial Senior Enhancement Percentage).

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Principal Payments for Class M Certificates: The Class M Certificates will receive no principal payments before the Stepdown Date, unless the Class A Certificates are paid to zero. On or after the Stepdown Date and assuming no Trigger Event is in effect, principal will be shared among the Class M Certificates to maintain, in each case, approximately 2x their respective initial credit support.

Structure Summary (continued)

Optional Termination: The Servicer will have the right to purchase all of the Mortgage Loans and REO properties in the mortgage pool once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Interest Carry Forward Amount: For any Distribution Date and a class of Class A or Class M Certificates, the sum of:

(x) the excess, if any, of the interest accrued at the related Pass-Through Rate and any Interest Carry Forward Amount for the prior Distribution Date, over the amount in respect of interest actually distributed on each class on such prior Distribution Date and

(y) interest on such excess at the applicable Pass-Through Rate.

Basis Risk Shortfall Carry-Forward Amount: For any Distribution Date and a class of Class A or Class M Certificates the sum of, (i) the excess of (a) the amount of interest such class would have accrued for such Distribution Date had the applicable Pass-Through Rate not been subject to the related Net WAC Rate, over (b) the amount of interest such class of Certificates accrued for such Distribution Date if the Pass-Through Rate for such Distribution Date is limited to the related Net WAC Rate, (ii) the unpaid portion of any such amounts from the prior Distribution Date and (iii) accrued interest on the amounts described in clause (ii) at the then applicable Pass-Through Rate. The ratings on each class of Certificates do not address the likelihood of the payment of any Basis Risk Shortfall Carry-Forward Amount.

Excess Interest: Interest generated on the Mortgage Loans is expected to be more than the interest required to be distributed on the Class A and Class M Certificates and make net swap payments to the swap provider, resulting in Excess Interest. Excess Interest to the extent it is not used for other required purposes, including to cover interest shortfalls on the Offered Certificates or to fund any Overcollateralization Increase Amount, will be distributable to the Class C Certificates.

Senior Enhancement Percentage: For any Distribution Date is the percentage obtained by dividing

(x) the sum of:

- (i) the aggregate Certificate Principal Balance of the Class M Certificates, before taking into account the distribution of the Principal Distribution Amount on such Distribution Date, and
- (ii) the Overcollateralization Amount, after taking into account the distribution of the Principal Remittance Amount on such Distribution Date by

(y) the outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period.

Principal Remittance Amount: With respect to any Distribution Date, the amount equal to the sum (net of certain amounts, including amounts reimbursable therefrom to the Master Servicer and the Servicer) of the following amounts with respect to the related Mortgage Loans and the immediately preceding Due Period: (i) each scheduled payment of principal on a mortgage loan due during the related Due Period if received or advanced, (ii) all unscheduled collections including full and partial principal prepayments received during the previous calendar month, and (iii) the principal portion of all proceeds received with respect to the repurchase of Mortgage Loans during the preceding calendar month.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Structure Summary (continued)

Principal Distribution Amount: On any Distribution Date, the lesser of (i) the outstanding principal balance of the Class A and Class M Certificates and (ii) the sum of (A) the Principal Remittance Amount minus any net swap payments or swap termination payment due to the Swap Counterparty remaining unpaid (after application of interest collections used for this purpose on such Distribution Date) and (B) any Excess Interest or net swap payments or swap termination payment due to the Trust allocable to principal in order to build or maintain the Overcollateralization Target Amount less any Overcollateralization Release Amount.

Class I-A Principal Distribution Amount: With respect to any Distribution Date prior to the Stepdown Date or on which a Trigger Event is in effect, 100% of the principal received on the Group I Mortgage Loans plus its prorata share of any excess interest or net swap payments allocable to principal in order to build or maintain the Overcollateralization Target Amount. With respect to any Distribution Date on or after the Stepdown Date and on which a Trigger Event is not in effect, an amount equal to the excess of (i) the outstanding certificate principal balance of the Class I-A Certificates over (ii) the lesser of (a) approximately 82.10% of the outstanding principal balance of the Group I Mortgage Loans as of the last day of the related Due Period and (b) the outstanding principal balance of the Group I Mortgage Loans as of the last day of the related Due Period minus 0.50% of the aggregate principal balance of the Group I Mortgage Loans as of the cut-off date.

All distributions of principal to the Class I-A Certificates on any Distribution Date will be allocated to the Class I-A1, Class I-A2 and Class I-APT Certificates on a pro rata basis based on the aggregate Certificate Principal Balance of the Certificates immediately prior to such Distribution Date. Any distributions of principal allocated to the Class I-A1 Certificates will be distributed first to the Class I-A1A Certificates until the Certificate Principal Balance of the Class I-A1A Certificates has been reduced to zero, second to the Class I-A1B Certificates until the Certificate Principal Balance of the Class I-A1B Certificates has been reduced to zero, third to the Class I-A1C Certificates until the Certificate Principal Balance of the Class I-A1C Certificates has been reduced to zero, and fourth to the Class I-A1D Certificates until the Certificate Principal Balance of the Class I-A1D Certificates has been reduced to zero. However, on any Distribution Date on or after which the aggregate Certificate Principal Balance of the Class M Certificates and Class C Certificates have been reduced to zero, principal will be allocated to the Class I-A1 Certificates on a pro-rata basis.

Class II-A1 Principal Distribution Amount With respect to any Distribution Date prior to the Stepdown Date or on which a Trigger Event is in effect, 100% of the principal received on the Group II Mortgage Loans plus its prorata share of any excess interest or net swap payments allocable to principal in order to build or maintain the Overcollateralization Target Amount. With respect to any Distribution Date on or after the Stepdown Date and on which a Trigger Event is not in effect, an amount equal to the excess of (i) the outstanding certificate principal balance of the Class II-A1 Certificates over (ii) the lesser of (a) approximately 82.10% of the outstanding principal balance of the Group II Mortgage Loans as of the last day of the related Due Period and (b) the outstanding principal balance of the Group II Mortgage Loans as of the last day of the related Due Period minus 0.50% of the aggregate principal balance of the Group II Mortgage Loans as of the cut-off date.

Class III-A1 Principal Distribution Amount With respect to any Distribution Date prior to the Stepdown Date or on which a Trigger Event is in effect, 100% of the principal received on the Group III Mortgage Loans plus its prorata share of any excess interest or net swap payments allocable to principal in order to build or maintain the Overcollateralization Target Amount. With respect to any Distribution Date on or after the Stepdown Date and on which a Trigger Event is not in effect, an amount equal to the excess of (i) the outstanding certificate principal balance of the Class III-A1 Certificates over (ii) the lesser of (a) approximately 82.10% of the outstanding principal balance of the Group III Mortgage Loans as of the last day of the related Due Period and (b) the outstanding principal balance of the Group III Mortgage Loans as of the last day of the related Due Period minus 0.50% of the aggregate principal balance of the Group III Mortgage Loans as of the cut-off date.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Structure Summary (continued)

Class M Principal Distribution Amount: The Class M Certificates will not receive any principal payments until the Stepdown Date unless the Class A Certificates are paid to zero. In such case, the Class M Certificates will receive the remaining Principal Distribution Amount, sequentially in order of seniority until the certificate principal balance of each such class is reduced to zero. On or after the Stepdown Date (provided no Trigger Event is in effect), principal will be paid on the Class M Certificates, as follows:

(i) First, to the Class M-1 Certificates until approximately a 14.50% Credit Enhancement Percentage is reached (based on 2x the Class M-1 Initial Credit Enhancement Percentage),

(ii) Then to the Class M-2 Certificates until approximately a 11.90% Credit Enhancement Percentage is reached (based on 2x the Class M-2 Initial Credit Enhancement Percentage),

(iii) Then to the Class M-3 Certificates, until approximately a 10.00% Credit Enhancement Percentage is reached (based on 2x the Class M-3 Initial Credit Enhancement Percentage),

(iv) Then to the Class M-4 Certificates, until approximately a 8.50% Credit Enhancement Percentage is reached (based on 2x the Class M-4 Initial Credit Enhancement Percentage),

(v) Then to the Class M-5 Certificates, until approximately a 7.20% Credit Enhancement Percentage is reached (based on 2x the Class M-5 Initial Credit Enhancement Percentage),

(vi) Then to the Class M-6 Certificates, until approximately a 6.00% Credit Enhancement Percentage is reached (based on 2x the Class M-6 Initial Credit Enhancement Percentage),

(vii) Then to the Class M-7 Certificates, until approximately a 5.00% Credit Enhancement Percentage is reached (based on 2x the Class M-7 Initial Credit Enhancement Percentage),

(viii) Then to the Class M-8 Certificates, until approximately a 4.00% Credit Enhancement Percentage is reached (based on 2x the Class M-8 Initial Credit Enhancement Percentage),

(ix) Then to the Class M-9 Certificates, until approximately a 3.00% Credit Enhancement Percentage is reached (based on 2x the Class M-9 Initial Credit Enhancement Percentage),

(x) Then to the Class M-10 Certificates, until approximately a 1.70% Credit Enhancement Percentage is reached (based on 2x the Class M-10 Initial Credit Enhancement Percentage),

On or after the Stepdown Date, if a Trigger Event is in effect, the Principal Distribution Amount will be paid sequentially first to the Class A Certificates, as described on the prior page, and then to the Class M Certificates in their order of seniority until the Certificate Principal Balance of each such class is reduced to zero.

Credit Enhancement Percentage is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of each class of Certificates with a lower distribution priority by (y) the aggregate principal balance of the Mortgage Loans.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Structure Summary

Credit Enhancement:

Credit Enhancement will be provided by:

- Monthly Excess Interest
- Overcollateralization
- Subordination
 - Class A Certificates are senior to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates
 - Class M Certificates with a higher numerical designation are subordinate to those Class M Certificates with a lower numerical designation

Initial Credit Support*		**On or After Stepdown Date****	
Class	Percentage	Class	Percentage
Class A***	8.95%	Class A	17.90%
Class M-1	7.25%	Class M-1	14.50%
Class M-2	5.95%	Class M-2	11.90%
Class M-3	5.00%	Class M-3	10.00%
Class M-4	4.25%	Class M-4	8.50%
Class M-5	3.60%	Class M-5	7.20%
Class M-6	3.00%	Class M-6	6.00%
Class M-7	2.50%	Class M-7	5.00%
Class M-8	2.00%	Class M-8	4.00%
Class M-9	1.50%	Class M-9	3.00%
Class M-10	0.85%	Class M-10	1.70%

**Approximate.*
***Targeted.*
****The Class I-APT,Class I-A1A, Class I-A1B, Class I-A1C and Class I-A1D Certificates will have additional credit support provided by the Class I-A2 Certificates.*

Overcollateralization Amount:

With respect to any Distribution Date, the outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period less the aggregate Certificate Principal Balance of the Class A and Class M Certificates (after taking into account all distributions of principal on such Distribution Date).

Overcollateralization Increase Amount:

As of any Distribution Date, the excess, if any, of:

(x) the Overcollateralization Target Amount for such Distribution Date, over

(y) the Overcollateralization Amount for such Distribution Date, calculated for this purpose after taking into account the reduction on such Distribution Date of the Certificate Principal Balances of all classes of Certificates from distributions of the Principal Remittance Amount, but prior to taking into account any Applied Realized Loss Amounts on such Distribution Date.

Overcollateralization Target Amount:

As of any Distribution Date prior to the Stepdown Date, the Overcollateralization Target Amount is an amount equal to approximately 0.85% of the principal balance of the Mortgage Loans as of the Cut-off Date. On or after the Stepdown Date, provided a Trigger Event is not in effect, the Overcollateralization Target Amount is the greater of (x) 1.70% of the then current aggregate outstanding principal balance of the Mortgage Loans and (y) 0.50% of the principal balance of the Mortgage Loans as of the Cut-off Date. On or after the Stepdown Date, if a Trigger Event is in effect, the Overcollateralization Target Amount is the Overcollateralization Target Amount for the immediately preceding Distribution Date.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Structure Summary

Overcollateralization Release Amount:

As of any Distribution Date, the lesser of (a) the Principal Remittance Amount and (b) the excess, if any, of:

(x) the Overcollateralization Amount for such Distribution Date, calculated for this purpose after taking into account the reduction on such Distribution Date of the Certificate Principal Balances of all classes of Certificates from distributions of the Principal Remittance Amount, but prior to taking into account any Applied Realized Loss Amounts on such Distribution Date, over

(y) the Overcollateralization Target Amount for such Distribution Date.

Stepdown Date:

The later to occur of:

- (i) the Distribution Date in December 2008 and
- (ii) the first Distribution Date on which the Senior Enhancement Percentage equals or exceeds approximately 17.90%

Trigger Event:

On a Distribution Date, a Trigger Event will have occurred if:

(i) the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the initial Pool Balance exceeds the applicable percentages set forth below with respect to such Distribution Date, or

Distribution Date	Percentage
December 2005 to November 2008	N/A
December 2008 to November 2009	0.85%
December 2009 to November 2010	1.30%
December 2010 to November 2011	1.70%
December 2011and thereafter	2.00%

(ii) If the six-month rolling average of 60+ Day Delinquent Loans equals or exceeds 35% of the Senior Enhancement Percentage.

Allocation of Losses:

Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date, first, to net monthly excess cashflow, second, to the Class C Certificates by a reduction in the Overcollateralization Amount, third, to the Class M-10 Certificates, fourth, to the Class M-9 Certificates, fifth, to the Class M-8 Certificates, sixth, to the Class M-7 Certificates, seventh, to the Class M-6 Certificates, eighth, to the Class M-5 Certificates, ninth, to the Class M-4 Certificates, tenth, to the Class M-3 Certificates, eleventh, to the Class M-2 Certificates and twelfth, to the Class M-1 Certifcates.

After the aggregate Certificate Principal Balance of the Class M Certificates is reduced to zero any additional losses will reduce the principal and interest payments allocable to the related Class A certificates. Any such reduction in principal and interest payments related to the Class I-A1A, Class I-A1B, Class I-A1C, Class I-A1D or Class I-APT Certificates will be allocated to the Class I-A2 Certificates until the balance of the Class I-A2 Certificates has been reduced to zero.

Investors in the Class I-APT, Class I-A1A, Class I-A1B, Class I-A1C, Class I-A1D, Class II-A1 and Class III-A1 Certificates should note, however, that although Realized Losses will not reduce the Certificate Principal Balance of such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of such Certificates all principal and interest amounts to which they are then entitled. Once Realized Losses are allocated to the Class I-A2 Certificates and Class M Certificates, such amounts with respect to such Certificates will no longer accrue interest. However, the amount of any Realized Losses allocated to the Class I-A2 Certificates and Class M Certificates may be distributed to the holders of those certificates from Excess Interest and Net Swap Payments to the trust (the " Applied Realized Loss Amount"), sequentially.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Structure Summary

Advances: The Servicer is required to advance scheduled principal and interest (net of the Servicing Fee) for any delinquent Mortgage Loan. However, the Servicer will make an advance only if it determines that the advance will be recoverable from future payments or collections on that mortgage loan. If the Servicer fails to make any such advance, the Master Servicer will advance any remaining amounts of scheduled principal and interest for any delinquent Mortgage Loan. The Servicer and Master Servicer, as applicable, are entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.

Prepayment Interest Shortfall: With respect to any Distribution Date, the aggregate shortfall, if any, in collections of interest resulting from mortgagor prepayments during the preceding calendar month.

Compensating Interest: The Servicer is obligated to offset any Prepayment Interest Shortfall on any Distribution Date with Compensating Interest to the extent of its Servicing Fee for such Distribution Date.

Swap Agreement: On the Closing Date, the Supplemental Interest Trust will enter into a Swap Agreement with [TBD] (the "Swap Counterparty") for the benefit of the Class A and Class M Certificates. The Swap Agreement will have an initial notional amount of approximately $751,674,473. Under the Swap Agreement, on each Distribution Date until the swap is retired (i) the Supplemental Interest Trust shall be obligated to pay the Swap Counterparty an amount equal to [4.95]% per annum on the swap notional amount for such Distribution Date set forth in the schedule below (such amount, the "Notional Balance") and (ii) the Supplemental Interest Trust will be entitled to receive from the Swap Counterparty an amount equal to One-Month LIBOR (as determined pursuant to the Swap Agreement) on the Notional Balance, in each case accrued during the related swap accrual period ([33]days in the case of the first accrual period). On each such Distribution Date, only the net amount of the two obligations above (the "Net Swap Payment") will be paid by the appropriate party. On each Distribution Date on which the Supplemental Interest Trust is required to make a Net Swap Payment to the Swap Counterparty, the trust will be obligated to make a payment to the Supplemental Interest Trust in the same amount, which payment shall be paid prior to all distributions to Certificateholders.

Upon early termination of the Swap Agreement, the Supplemental Interest Trust or the Swap Counterparty may be liable to make termination payment (the "Swap Termination Payment") to the other party, regardless of which party caused the termination. The Swap Termination Payment will be computed in accordance with the procedures set forth in the Swap Agreement. In the event that the Supplemental Interest Trust is require to make a Swap Termination Payment to the Swap Counterparty, the trust will be obligated to make a payment to the Supplemental Interest Trust in the same amount. If the Swap Termination Payment is not due to a Swap Provider Trigger Event, the trust's payment will be paid on the related Distribution Date, and on any subsequent Distribution Dates until paid in full, prior to all distributions to Certificateholders. If the Swap Termination Payment is due to a Swap Provider Trigger Event, such payment will be made subordinate to distributions to all Certificates other than the Class C Certificates.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Swap Agreement Notional Balance Schedule

Period	Notional Balance ($)	Period	Notional Balance ($)
1	751,674,472.53	37	122,714,925.16
2	744,271,527.27	38	118,125,897.26
3	734,681,632.08	39	113,722,984.01
4	722,904,328.55	40	109,498,122.22
5	708,957,501.08	41	105,443,614.68
6	692,878,213.61	42	101,552,112.93
7	674,723,341.52	43	97,816,601.20
8	654,571,312.21	44	94,230,380.70
9	632,521,639.32	45	90,787,054.87
10	608,744,494.87	46	87,480,515.43
11	583,552,985.21	47	84,304,928.78
12	557,947,160.78	48	81,254,723.36
13	533,500,088.10	49	78,324,577.38
14	510,170,577.09	50	75,509,407.39
15	487,906,151.98	51	72,804,357.01
16	466,656,840.30	52	70,204,786.63
17	446,375,052.54	53	67,706,263.26
18	427,015,467.44	54	65,304,550.96
19	408,534,922.81	55	62,995,601.82
20	390,892,353.78	56	60,775,547.28
21	374,048,563.84	57	58,640,693.84
22	357,966,265.12	58	56,586,698.65
23	342,609,979.26	59	35,618,759.88
24	217,543,310.84	60	34,643,660.10
25	208,925,315.68	61	33,695,507.42
26	200,673,892.17		
27	192,772,609.16		
28	185,205,797.86		
29	177,958,515.45		
30	171,016,510.96		
31	164,366,192.46		
32	157,994,595.82		
33	151,889,310.21		
34	146,038,588.83		
35	140,431,115.72		
36	127,498,514.89		

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions: there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Amounts paid by the trust to the Supplemental Interest Trust will be distributed to the Swap Counterparty on each Distribution Date in the following order of priority:

1) to the Swap Counterparty, any Net Swap Payment owed to the Swap Counterparty under the Swap Agreement for such Distribution Date; and
2) to the Swap Counterparty, any Swap Termination Payment owed to the Swap Counterparty under the Swap Agreement.

Amounts paid by the Swap Counterparty to the Supplemental Interest Trust will be distributed on each Distribution Date in the following order of priority, in each case to the extent not covered by net monthly excess cashflow:

(i) to the holders of the Class I-A Certificates, on a pro rata basis, to pay accrued and unpaid interest to the extent unpaid from interest collections, but only to the extent of the interest portion of Realized Losses allocated to such Certificates on such Distribution Date;
(ii) distribution of additional principal to the certificates, until the required level of Overcollateralization Target Amount is reached, but only to the extent of the principal portion of Realized Losses for such Distribution Date or prior Distribution Dates;
(iii) to the holders of the Class M Certificates, in order of priority, to pay accrued and unpaid interest to the extent unpaid from interest collections, but only to the extent of the interest portion of Realized Losses allocated to such Certificates on such Distribution Date;
(iv) to pay the holder of the Class I-A2 Certificates and then to the Class M Certificates, in order of priority, the principal portion of any Realized Losses previously allocated thereto that remain unreimbursed;
(v) to pay, first to the Class I-A Certificates, on a pro rata basis based on the remaining Basis Risk Carry-Forward Amounts, any Basis Risk Shortfall Carry-Forward Amount, as applicable, for such Distribution Date and second, sequentially to the Class M Certificates, in order of priority, any Basis Risk Shortfall Carry-Forward Amount for such Distribution Date; and
(vi) to the parties named in the Pooling and Servicing Agreement, any remaining amounts.

Swap Provider Trigger Event: A "Swap Provider Trigger Event" shall mean: (i) an Event of Default under the Swap Agreement with respect to which the Swap Counterparty is a Defaulting Party (as defined in the Swap Agreement) or (ii) a Termination Event (including an Additional Termination Event) under the Swap Agreement with respect to which the Swap Provider is the sole Affected Party (as defined in the Swap Agreement).

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation o f an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Sensitivity Analysis – To 10% Optional Termination

Percent of Pricing Speed	0%	50%	100%	150%	200%
Class I-A1PT					
Avg. Life (yrs)	20.96	5.96	3.09	2.00	1.40
Window (mo)	1 - 345	1 - 195	1 - 104	1 - 67	1 - 48
Expected Final Mat.	Aug-2034	Feb-2022	Jul-2014	Jun-2011	Nov-2009
Class I-A1A					
Avg. Life (yrs)	14.41	1.74	1.00	0.74	0.61
Window (mo)	1 - 240	1 - 40	1 - 21	1 - 15	1 - 12
Expected Final Mat.	Nov-2025	Mar-2009	Aug-2007	Feb-2007	Nov-2006
Class I-A1B					
Avg. Life (yrs)	20.97	3.84	2.00	1.38	1.08
Window (mo)	240 - 262	40 - 52	21 - 27	15 - 18	12 - 14
Expected Final Mat.	Sep-2027	Mar-2010	Feb-2008	May-2007	Jan-2007
Class I-A1C					
Avg. Life (yrs)	24.41	6.52	3.25	2.05	1.52
Window (mo)	262 - 322	52 - 114	27 - 56	18 - 32	14 - 23
Expected Final Mat.	Sep-2032	May-2015	Jul-2010	Jul-2008	Oct-2007
Class I-A1D					
Avg. Life (yrs)	28.19	13.56	7.00	4.38	2.75
Window (mo)	322 - 345	114 - 195	56 - 104	32 - 67	23 - 48
Expected Final Mat.	Aug-2034	Feb-2022	Jul-2014	Jun-2011	Nov-2009
Class I-A2					
Avg. Life (yrs)	20.96	5.96	3.09	2.00	1.40
Window (mo)	1 - 345	1 - 195	1 - 104	1 - 67	1 - 48
Expected Final Mat.	Aug-2034	Feb-2022	Jul-2014	Jun-2011	Nov-2009
Class II-A1					
Avg. Life (yrs)	19.77	7.58	4.09	2.74	2.02
Window (mo)	1 - 345	1 - 195	1 - 104	1 - 67	1 - 48
Expected Final Mat.	Aug-2034	Feb-2022	Jul-2014	Jun-2011	Nov-2009
Class III-A1					
Avg. Life (yrs)	20.25	7.68	4.11	2.74	2.01
Window (mo)	1 - 345	1 - 195	1 - 104	1 - 67	1 - 48
Expected Final Mat.	Aug-2034	Feb-2022	Jul-2014	Jun-2011	Nov-2009

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Sensitivity Analysis – To 10% Optional Termination

Percent of Pricing Speed	0%	50%	100%	150%	200%
Class M-1					
Avg. Life (yrs)	26.49	10.95	5.69	4.14	4.00
Window (mo)	273 - 345	66 - 195	38 - 104	41 - 67	47 - 48
Expected Final Mat.	Aug-2034	Feb-2022	Jul-2014	Jun-2011	Nov-2009
Class M-2					
Avg. Life (yrs)	26.49	10.95	5.69	4.09	3.81
Window (mo)	273 - 345	66 - 195	38 - 104	40 - 67	43 - 48
Expected Final Mat.	Aug-2034	Feb-2022	Jul-2014	Jun-2011	Nov-2009
Class M-3					
Avg. Life (yrs)	26.49	10.95	5.68	4.05	3.65
Window (mo)	273 - 345	66 - 195	37 - 104	39 - 67	42 - 48
Expected Final Mat.	Aug-2034	Feb-2022	Jul-2014	Jun-2011	Nov-2009
Class M-4					
Avg. Life (yrs)	26.49	10.95	5.68	4.04	3.56
Window (mo)	273 - 345	65 - 195	37 - 104	39 - 67	40 - 48
Expected Final Mat.	Aug-2034	Feb-2022	Jul-2014	Jun-2011	Nov-2009
Class M-5					
Avg. Life (yrs)	26.49	10.95	5.68	4.00	3.50
Window (mo)	273 - 345	65 - 195	37 - 104	38 - 67	40 - 48
Expected Final Mat.	Aug-2034	Feb-2022	Jul-2014	Jun-2011	Nov-2009
Class M-6					
Avg. Life (yrs)	26.49	10.95	5.68	4.00	3.46
Window (mo)	273 - 345	65 - 195	37 - 104	38 - 67	39 - 48
Expected Final Mat.	Aug-2034	Feb-2022	Jul-2014	Jun-2011	Nov-2009
Class M-7					
Avg. Life (yrs)	26.49	10.95	5.68	4.00	3.44
Window (mo)	273 - 345	65 - 195	37 - 104	38 - 67	39 - 48
Expected Final Mat.	Aug-2034	Feb-2022	Jul-2014	Jun-2011	Nov-2009
Class M-8					
Avg. Life (yrs)	26.46	10.80	5.59	3.91	3.35
Window (mo)	273 - 345	65 - 195	37 - 104	37 - 67	38 - 48
Expected Final Mat.	Aug-2034	Feb-2022	Jul-2014	Jun-2011	Nov-2009
Class M-9					
Avg. Life (yrs)	26.35	10.40	5.34	3.75	3.23
Window (mo)	273 - 341	65 - 178	37 - 94	37 - 60	38 - 43
Expected Final Mat.	Apr-2034	Sep-2020	Sep-2013	Nov-2010	Jun-2009

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Sensitivity Analysis – To Maturity

Percent of Pricing Speed	0%	50%	**100%**	150%	200%
Class I-A1PT					
Avg. Life (yrs)	21.01	6.26	3.29	2.13	1.48
Window (mo)	1 - 358	1 - 328	1 - 215	1 - 144	1 - 103
Expected Final Mat.	Sep-2035	Mar-2033	Oct-2023	Nov-2017	Jun-2014
Class I-A1A					
Avg. Life (yrs)	14.41	1.74	1.00	0.74	0.61
Window (mo)	1 - 240	1 - 40	1 - 21	1 - 15	1 - 12
Expected Final Mat.	Nov-2025	Mar-2009	Aug-2007	Feb-2007	Nov-2006
Class I-A1B					
Avg. Life (yrs)	20.97	3.84	2.00	1.38	1.08
Window (mo)	240 - 262	40 - 52	21 - 27	15 - 18	12 - 14
Expected Final Mat.	Sep-2027	Mar-2010	Feb-2008	May-2007	Jan-2007
Class I-A1C					
Avg. Life (yrs)	24.41	6.52	3.25	2.05	1.52
Window (mo)	262 - 322	52 - 114	27 - 56	18 - 32	14 - 23
Expected Final Mat.	Sep-2032	May-2015	Jul-2010	Jul-2008	Oct-2007
Class I-A1D					
Avg. Life (yrs)	28.42	14.88	7.87	4.95	3.11
Window (mo)	322 - 358	114 - 328	56 - 215	32 - 144	23 - 103
Expected Final Mat.	Sep-2035	Mar-2033	Oct-2023	Nov-2017	Jun-2014
Class I-A2					
Avg. Life (yrs)	21.01	6.26	3.29	2.13	1.48
Window (mo)	1 - 358	1 - 328	1 - 215	1 - 144	1 - 103
Expected Final Mat.	Sep-2035	Mar-2033	Oct-2023	Nov-2017	Jun-2014
Class II-A1					
Avg. Life (yrs)	19.82	8.33	4.75	3.22	2.38
Window (mo)	1 - 359	1 - 348	1 - 276	1 - 194	1 - 143
Expected Final Mat.	Oct-2035	Nov-2034	Nov-2028	Jan-2022	Oct-2017
Class III-A1					
Avg. Life (yrs)	20.30	8.44	4.79	3.23	2.38
Window (mo)	1 - 358	1 - 348	1 - 277	1 - 195	1 - 144
Expected Final Mat.	Sep-2035	Nov-2034	Dec-2028	Feb-2022	Nov-2017

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Sensitivity Analysis – To Maturity

Percent of Pricing Speed	0%	50%	100%	150%	200%
Class M-1					
Avg. Life (yrs)	26.60	11.82	6.37	4.63	4.48
Window (mo)	273 - 355	66 - 308	38 - 202	41 - 137	47 - 99
Expected Final Mat.	Jun-2035	Jul-2031	Sep-2022	Apr-2017	Feb-2014
Class M-2					
Avg. Life (yrs)	26.59	11.65	6.19	4.43	4.06
Window (mo)	273 - 354	66 - 270	38 - 161	40 - 107	43 - 77
Expected Final Mat.	May-2035	May-2028	Apr-2019	Oct-2014	Apr-2012
Class M-3					
Avg. Life (yrs)	26.58	11.56	6.10	4.33	3.85
Window (mo)	273 - 353	66 - 253	37 - 144	39 - 94	42 - 67
Expected Final Mat.	Apr-2035	Dec-2026	Nov-2017	Sep-2013	Jun-2011
Class M-4					
Avg. Life (yrs)	26.57	11.47	6.03	4.27	3.72
Window (mo)	273 - 352	65 - 242	37 - 136	39 - 88	40 - 63
Expected Final Mat.	Mar-2035	Jan-2026	Mar-2017	Mar-2013	Feb-2011
Class M-5					
Avg. Life (yrs)	26.56	11.36	5.96	4.18	3.62
Window (mo)	273 - 351	65 - 231	37 - 129	38 - 83	40 - 59
Expected Final Mat.	Feb-2035	Feb-2025	Aug-2016	Oct-2012	Oct-2010
Class M-6					
Avg. Life (yrs)	26.54	11.22	5.87	4.12	3.54
Window (mo)	273 - 349	65 - 220	37 - 121	38 - 78	39 - 55
Expected Final Mat.	Dec-2034	Mar-2024	Dec-2015	May-2012	Jun-2010
Class M-7					
Avg. Life (yrs)	26.51	11.05	5.75	4.04	3.47
Window (mo)	273 - 347	65 - 208	37 - 113	38 - 72	39 - 51
Expected Final Mat.	Oct-2034	Mar-2023	Apr-2015	Nov-2011	Feb-2010
Class M-8					
Avg. Life (yrs)	26.46	10.80	5.59	3.91	3.35
Window (mo)	273 - 345	65 - 195	37 - 104	37 - 67	38 - 48
Expected Final Mat.	Aug-2034	Feb-2022	Jul-2014	Jun-2011	Nov-2009
Class M-9					
Avg. Life (yrs)	26.35	10.40	5.34	3.75	3.23
Window (mo)	273 - 341	65 - 178	37 - 94	37 - 60	38 - 43
Expected Final Mat.	Apr-2034	Sep-2020	Sep-2013	Nov-2010	Jun-2009

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation o f an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Available Funds Cap – Static Indices

Pd	Class A Group I AFC (%)	Class M AFC (%)	Pd	Class A Group I AFC (%)	Class M AFC (%)	Pd	Class A Group I AFC (%)	Class M AFC (%)
1	4.52	4.77	36	6.10	6.05	71	6.55	6.39
2	5.03	5.24	37	6.25	6.22	72	6.33	6.18
3	5.03	5.24	38	6.09	6.04	73	6.54	6.38
4	5.15	5.48	39	6.09	6.04	74	6.32	6.17
5	5.05	5.25	40	6.58	6.57	75	6.31	6.17
6	5.09	5.33	41	6.09	6.04	76	6.74	6.59
7	5.06	5.26	42	6.24	6.20	77	6.30	6.16
8	5.11	5.34	43	6.09	6.04	78	6.51	6.36
9	5.07	5.27	44	6.24	6.20	79	6.29	6.15
10	5.08	5.28	45	6.08	6.03	80	6.49	6.35
11	5.14	5.37	46	6.08	6.03	81	6.28	6.14
12	5.11	5.30	47	6.24	6.20	82	6.28	6.14
13	5.17	5.39	48	6.08	6.03	83	6.48	6.34
14	5.12	5.31	49	6.23	6.19	84	6.27	6.13
15	5.13	5.32	50	6.07	6.02	85	6.47	6.33
16	5.33	5.61	51	6.07	6.02	86	6.26	6.12
17	5.15	5.33	52	6.58	6.57	87	6.25	6.12
18	5.22	5.43	53	6.07	6.02	88	6.91	6.77
19	5.17	5.34	54	6.22	6.19	89	6.24	6.11
20	5.24	5.44	55	6.06	6.01	90	6.44	6.31
21	5.18	5.35	56	6.22	6.18	91	6.23	6.10
22	5.20	5.37	57	6.07	6.02	92	6.43	6.30
23	5.33	5.52	58	6.09	6.03	93	6.22	6.09
24	6.00	5.98	59	6.40	6.30	94	6.21	6.09
25	6.14	6.13	60	6.27	6.15	95	6.41	6.29
26	6.01	5.98	61	6.44	6.33	96	6.20	6.08
27	6.01	5.98	62	6.39	6.22	97	6.40	6.28
28	6.29	6.30	63	6.38	6.22	98	6.18	6.07
29	6.01	5.98	64	7.06	6.88	99	6.18	6.07
30	6.17	6.15	65	6.37	6.21	100	6.83	6.72
31	6.03	6.00	66	6.58	6.41	101	6.17	6.06
32	6.17	6.16	67	6.36	6.20	102	6.37	6.26
33	6.03	6.00	68	6.57	6.40	103	6.15	6.05
34	6.03	6.00	69	6.35	6.19	104	6.35	6.25
35	6.18	6.16	70	6.34	6.19			

Assumptions:

1. Run at Pricing Speed and to 10% Optional Termination
2. Static Indices: 1-Month Libor; 4.12%; 6-Month Libor; 4.49%
3. Class A Group II and Class A Group III AFCs are 6.18% and 6.03%, respectively, for all periods
4. Fees include the Servicing Fee and the Mortgage Insurance Policy Premium for those loans covered under the Policy

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Available Funds Cap - Indices @ 20%

Pd	Class A Group I AFC (%)	Class M AFC (%)	Pd	Class A Group I AFC (%)	Class M AFC (%)	Pd	Class A Group I AFC (%)	Class M AFC (%)
1	20.23	16.79	36	13.25	11.53	71	9.16	8.06
2	20.68	17.22	37	13.36	11.66	72	8.85	7.78
3	20.61	17.16	38	13.10	11.06	73	9.12	8.03
4	20.64	17.33	39	13.03	10.91	74	8.81	7.75
5	20.44	17.03	40	13.56	11.46	75	8.80	7.74
6	20.35	17.01	41	12.95	10.82	76	9.38	8.25
7	20.17	16.83	42	13.36	11.16	77	8.76	7.70
8	20.05	16.78	43	13.10	10.90	78	9.04	7.94
9	19.82	16.56	44	13.23	11.04	79	8.73	7.67
10	19.62	16.41	45	12.96	10.78	80	9.00	7.91
11	19.44	16.32	46	12.90	10.72	81	8.70	7.64
12	19.16	16.05	47	13.04	10.87	82	8.70	7.64
13	18.97	15.96	48	12.80	10.63	83	8.98	7.88
14	18.69	15.69	49	12.94	10.77	84	8.69	7.62
15	18.46	15.52	50	12.68	10.51	85	8.97	7.86
16	18.43	15.64	51	12.62	10.46	86	8.66	7.59
17	18.03	15.19	52	13.21	11.05	87	8.64	7.58
18	17.88	15.12	53	12.50	10.36	88	9.55	8:37
19	17.61	14.87	54	12.67	10.52	89	8.61	7.55
20	17.48	14.81	55	12.40	10.26	90	8.88	7.78
21	17.21	14.56	56	12.55	10.42	91	8.57	7.52
22	17.04	14.43	57	12.34	10.20	92	8.84	7.75
23	17.08	14.51	58	12.38	10.21	93	8.54	7.48
24	13.93	12.05	59	11.82	9.89	94	8.52	7.47
25	13.97	12.13	60	12.01	9.94	95	8.78	7.70
26	13.73	11.89	61	12.26	10.16	96	8.48	7.44
27	13.63	11.82	62	9.00	7.94	97	8.75	7.67
28	13.85	12.09	63	8.98	7.93	98	8.45	7.41
29	13.50	11.72	64	9.93	8.76	99	8.43	7.39
30	13.84	12.03	65	8.96	7.90	100	9.31	8.17
31	13.59	11.79	66	9.24	8.14	101	8.39	7.36
32	13.66	11.89	67	8.93	7.86	102	8.65	7.59
33	13.41	11.65	68	9.21	8.11	103	8.36	7.33
34	13.34	11.60	69	8.89	7.83	104	8.62	7.56
35	13.51	11.77	70	8.88	7.82			

Assumptions:

1. Run at Pricing Speed and to 10% Optional Termination
2. Fees include the Servicing Fee and the Mortgage Insurance Policy Premium for those loans covered under the Policy
3. Class A Group II and Class A Group III AFCs are 6.18% and 6.03%, respectively, for all periods
4. Proceeds from swap included

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Excess Interest - Static Indices

Pd	Excess Interest (%)	Pd	Excess Interest (%)	Pd	Excess Interest (%)
1	0.16	36	1.26	71	1.47
2	0.54	37	1.33	72	1.36
3	0.55	38	1.27	73	1.46
4	0.59	39	1.26	74	1.36
5	0.56	40	1.48	75	1.35
6	0.58	41	1.26	76	1.55
7	0.57	42	1.33	77	1.35
8	0.58	43	1.25	78	1.45
9	0.57	44	1.32	79	1.34
10	0.58	45	1.24	80	1.44
11	0.61	46	1.23	81	1.34
12	0.59	47	1.30	82	1.34
13	0.62	48	1.22	83	1.44
14	0.60	49	1.29	84	1.34
15	0.61	50	1.21	85	1.43
16	0.69	51	1.21	86	1.33
17	0.62	52	1.43	87	1.33
18	0.65	53	1.20	88	1.63
19	0.62	54	1.27	89	1.33
20	0.66	55	1.19	90	1.43
21	0.63	56	1.26	91	1.33
22	0.64	57	1.18	92	1.42
23	0.72	58	1.20	93	1.32
24	1.23	59	1.37	94	1.32
25	1.29	60	1.32	95	1.42
26	1.23	61	1.40	96	1.32
27	1.22	62	1.40	97	1.42
28	1.35	63	1.39	98	1.32
29	1.22	64	1.71	99	1.32
30	1.30	65	1.39	100	1.60
31	1.23	66	1.49	101	1.32
32	1.29	67	1.38	102	1.41
33	1.22	68	1.48	103	1.32
34	1.22	69	1.37	104	1.41
35	1.29	70	1.37		

Assumptions:

1. Run at Pricing Speed and to 10% Optional Termination
2. Static Indices: 1-Month Libor; 4.12%; 6-Month Libor; 4.49%

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Excess Interest - Forward Indices

Pd	Excess Interest (%)	Pd	Excess Interest (%)	Pd	Excess Interest (%)
1	0.16	36	0.98	71	1.08
2	0.54	37	1.09	72	0.96
3	0.54	38	0.95	73	1.07
4	0.58	39	0.95	74	0.95
5	0.54	40	1.25	75	0.94
6	0.55	41	0.94	76	1.17
7	0.52	42	1.06	77	0.93
8	0.55	43	0.92	78	1.05
9	0.46	44	1.04	79	0.93
10	0.45	45	0.90	80	1.04
11	0.55	46	0.89	81	0.92
12	0.45	47	1.01	82	0.91
13	0.54	48	0.88	83	1.03
14	0.46	49	0.99	84	0.92
15	0.46	50	0.86	85	1.03
16	0.60	51	0.85	86	0.91
17	0.47	52	1.16	87	0.90
18	0.54	53	0.83	88	1.25
19	0.47	54	0.95	89	0.90
20	0.54	55	0.82	90	1.02
21	0.47	56	0.93	91	0.89
22	0.47	57	0.82	92	1.01
23	0.60	58	0.83	93	0.89
24	0.98	59	1.06	94	0.88
25	1.07	60	1.01	95	1.00
26	0.96	61	1.13	96	0.88
27	0.95	62	1.00	97	0.99
28	1.13	63	1.00	98	0.88
29	0.94	64	1.36	99	0.87
30	1.09	65	0.99	100	1.22
31	0.97	66	1.11	101	0.87
32	1.08	67	0.98	102	0.99
33	0.95	68	1.09	103	0.87
34	0.94	69	0.97	104	0.98
35	1.06	70	0.96		

Assumptions:

1. Run at Pricing Speed and to 10% Optional Termination
2. Run using 1-Month Libor and 6-Month Libor Forward Indices

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Total Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

	Collateral Summary	Ranges (if applicable)
Total Number of Loans	3,270	
Total Outstanding Loan Principle Balance	$993,171,848.20	
Average Outstanding Loan Principal Balance	$303,722.28	$38,639.44 - $1,981,800.00
WA Coupon	6.212%	4.000% - 9.625%
WA Remaining Term (mo.)	356	176 - 360
WA Original LTV**	74.09%	12.84% – 100.00%
WA FICO*	702	515 - 822
WA Seasoning (mo.)	1	0 - 7
Interest Only Loans	73.12%	
1st Liens	100.00%	
2nd Liens	0.00%	
Simultaneous 2nd Liens	46.83%	
Loan Type		
ARM	61.36%	
Fixed	38.64%	
Geographic Distribution		
	CA 55.32%	
	GA 10.12%	
	NJ 7.62%	
ARM Characteristics		
Gross Margin	3.202%	2.250% - 7.950%
Initial Periodic Cap	3.948%	1.000% - 6.000%
Subsequent Periodic Cap	1.000%	1.000% - 1.000%
Lifetime Maximum Rate	11.846%	9.250% - 15.625%
Lifetime Minimum Rate	3.357%	2.250% - 8.950%

*Zero Values Excluded

**WA OLTV is defined as the Loan-to-Value Ratios of the First Lien Mortgage Loans.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – TOTAL POOL

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon*	WA OLTV*	WA FICO*	IO %
25,000.01 - 50,000.00	5	$228,207.54	0.02%	$45,641.51	7.072%	65.87%	683	N/A
50,000.01 - 75,000.00	43	2,778,113.93	0.28	64,607.30	7.001	71.71	689	24.60
75,000.01 - 100,000.00	128	11,391,663.10	1.15	88,997.37	6.680	70.75	705	57.25
100,000.01 - 125,000.00	171	19,401,728.56	1.95	113,460.40	6.565	76.59	699	66.44
125,000.01 - 150,000.00	248	34,414,505.89	3.47	138,768.17	6.430	74.68	701	68.78
150,000.01 - 175,000.00	243	39,434,814.06	3.97	162,283.19	6.398	73.56	697	59.92
175,000.01 - 200,000.00	262	49,329,995.96	4.97	188,282.43	6.374	74.78	702	68.41
200,000.01 - 225,000.00	220	46,930,877.24	4.73	213,322.17	6.319	76.13	694	74.08
225,000.01 - 250,000.00	199	47,489,679.37	4.78	238,641.60	6.336	76.09	689	67.01
250,000.01 - 275,000.00	203	53,152,493.03	5.35	261,834.94	6.274	75.71	694	73.11
275,000.01 - 300,000.00	213	61,487,100.46	6.19	288,671.83	6.195	76.27	695	72.65
300,000.01 - 325,000.00	153	47,993,408.45	4.83	313,682.41	6.264	75.69	693	76.56
325,000.01 - 359,650.00	213	72,967,625.40	7.35	342,571.01	6.281	76.46	687	73.62
359,650.01 - 500,000.00	637	270,360,361.46	27.22	424,427.57	6.154	74.93	704	75.71
500,000.01 -1,000,000.00	306	200,273,586.56	20.17	654,488.84	6.055	71.76	711	73.51
>1,000,000.00	26	35,537,687.19	3.58	1,366,834.12	5.911	61.33	737	91.54
Total:	**3,270**	**$993,171,848.20**	**100.00%**	**$303,722.28**	**6.212%**	**74.09%**	**702**	**73.12%**

*weighted by principal balance

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
25,000.01 - 50,000.00	5	$228,207.54	0.02%	$45,641.51	7.072%	65.87%	683	N/A
50,000.01 - 75,000.00	43	2,778,113.93	0.28	64,607.30	7.001	71.71	689	24.60
75,000.01 - 100,000.00	128	11,391,663.10	1.15	88,997.37	6.680	70.75	705	57.25
100,000.01 - 125,000.00	171	19,401,728.56	1.95	113,460.40	6.565	76.59	699	66.44
125,000.01 - 150,000.00	249	34,564,383.20	3.48	138,812.78	6.428	74.70	701	68.48
150,000.01 - 175,000.00	243	39,459,581.93	3.97	162,385.11	6.401	73.59	697	59.88
175,000.01 - 200,000.00	261	49,155,350.78	4.95	188,334.68	6.373	74.74	702	68.65
200,000.01 - 225,000.00	220	46,930,877.24	4.73	213,322.17	6.319	76.13	694	74.08
225,000.01 - 250,000.00	199	47,489,679.37	4.78	238,641.60	6.336	76.09	689	67.01
250,000.01 - 275,000.00	203	53,152,493.03	5.35	261,834.94	6.274	75.71	694	73.11
275,000.01 - 300,000.00	213	61,487,100.46	6.19	288,671.83	6.195	76.27	695	72.65
300,000.01 - 325,000.00	153	47,993,408.45	4.83	313,682.41	6.264	75.69	693	76.56
325,000.01 - 359,650.00	214	73,326,889.53	7.38	342,649.02	6.279	76.48	687	73.26
359,650.01 - 500,000.00	636	270,001,097.33	27.19	424,530.03	6.154	74.93	704	75.81
500,000.01 -1,000,000.00	306	200,273,586.56	20.17	654,488.84	6.055	71.76	711	73.51
>1,000,000.00	26	35,537,687.19	3.58	1,366,834.12	5.911	61.33	737	91.54
Total:	**3,270**	**$993,171,848.20**	**100.00%**	**$303,722.28**	**6.212%**	**74.09%**	**702**	**73.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – TOTAL POOL *(continued)*

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
4.000 - 4.499	2	$618,909.98	0.06%	$309,454.99	4.068%	62.35%	688	72.71%
4.500 - 4.999	30	10,358,532.78	1.04	345,284.43	4.830	72.30	717	90.28
5.000 - 5.499	213	90,406,738.08	9.10	424,444.78	5.218	63.75	732	65.20
5.500 - 5.999	924	301,841,823.12	30.39	326,668.64	5.763	70.54	717	75.23
6.000 - 6.499	812	248,562,395.63	25.03	306,111.32	6.202	74.71	701	77.31
6.500 - 6.999	807	226,631,947.41	22.82	280,832.65	6.676	78.33	683	71.51
7.000 - 7.499	294	70,928,737.87	7.14	241,254.21	7.172	81.27	677	69.29
7.500 - 7.999	131	32,088,015.59	3.23	244,946.68	7.625	83.09	681	64.84
8.000 - 8.499	36	7,605,856.02	0.77	211,273.78	8.152	84.20	664	48.44
8.500 - 8.999	18	3,919,391.26	0.39	217,743.96	8.654	84.44	700	60.63
9.000 - 9.499	1	58,300.00	0.01	58,300.00	9.000	77.32	691	N/A
9.500 - 9.999	2	151,200.46	0.02	75,600.23	9.543	96.70	663	65.97
Total:	**3,270**	**$993,171,848.20**	**100.00%**	**$303,722.28**	**6.212%**	**74.09%**	**702**	**73.12%**

Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
120 - 180	54	$12,484,999.01	1.26%	$231,203.69	5.811%	59.37%	699	N/A
181 - 240	10	1,758,102.86	0.18	175,810.29	6.152	59.74	696	N/A
241 - 360	3,206	978,928,746.33	98.57	305,342.72	6.217	74.31	702	74.18
Total:	**3,270**	**$993,171,848.20**	**100.00%**	**$303,722.28**	**6.212%**	**74.09%**	**702**	**73.12%**

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
121 - 180	54	$12,484,999.01	1.26%	$231,203.69	5.811%	59.37%	699	N/A
181 - 240	10	1,758,102.86	0.18	175,810.29	6.152	59.74	696	N/A
301 - 360	3,206	978,928,746.33	98.57	305,342.72	6.217	74.31	702	74.18
Total:	**3,270**	**$993,171,848.20**	**100.00%**	**$303,722.28**	**6.212%**	**74.09%**	**702**	**73.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation o f an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required , a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – TOTAL POOL *(continued)*

Seasoning of Mortgage Loans

Seasoning (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
0 - 6	3,266	$992,429,109.73	99.93%	$303,866.84	6.212%	74.09%	702	73.16%
7 - 12	4	742,738.47	0.07	185,684.62	6.910	85.14	571	13.21
Total:	**3,270**	**$993,171,848.20**	**100.00%**	**$303,722.28**	**6.212%**	**74.09%**	**702**	**73.12%**

Original Loan-to-Value Ratios of Mortgage Loans

Original LTVs (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
0.01 - 25.00	19	$2,968,655.73	0.30%	$156,245.04	5.919%	19.87%	731	60.33%
25.01 - 30.00	18	4,523,638.56	0.46	251,313.25	5.787	28.29	706	38.11
30.01 - 35.00	27	7,105,159.90	0.72	263,154.07	5.609	32.91	728	54.79
35.01 - 40.00	41	10,993,480.80	1.11	268,133.68	5.611	37.93	712	61.53
40.01 - 45.00	37	9,581,292.62	0.96	258,953.85	5.873	43.01	718	47.93
45.01 - 50.00	74	22,018,142.95	2.22	297,542.47	5.793	48.05	704	58.67
50.01 - 55.00	99	32,288,733.11	3.25	326,148.82	5.838	52.48	718	56.03
55.01 - 60.00	161	62,484,261.46	6.29	388,101.00	5.787	58.14	721	67.35
60.01 - 65.00	193	75,925,340.52	7.64	393,395.55	5.829	63.72	707	62.08
65.01 - 70.00	212	70,023,998.94	7.05	330,301.88	6.172	68.96	703	69.80
70.01 - 75.00	143	49,468,980.76	4.98	345,936.93	6.253	73.52	701	72.20
75.01 - 80.00	1,826	544,663,404.45	54.84	298,282.26	6.265	79.76	702	81.81
80.01 - 85.00	62	17,710,156.16	1.78	285,647.68	6.649	84.04	642	42.50
85.01 - 90.00	183	46,620,540.09	4.69	254,757.05	6.852	89.60	666	53.42
90.01 - 95.00	125	26,979,294.78	2.72	215,834.36	7.087	94.81	697	68.78
95.01 - 100.00	50	9,816,767.37	0.99	196,335.35	6.712	99.95	733	61.05
Total:	**3,270**	**$993,171,848.20**	**100.00%**	**$303,722.28**	**6.212%**	**74.09%**	**702**	**73.12%**

Occupancy Status of Mortgage Loans

Occupancy Status	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Owner Occupied	2,692	$856,493,030.01	86.24%	$318,162.34	6.155%	74.22%	700	73.13%
Investor	439	101,219,882.20	10.19	230,569.21	6.632	72.36	712	71.93
Second Home	139	35,458,935.99	3.57	255,100.26	6.391	76.02	717	76.17
Total:	**3,270**	**$993,171,848.20**	**100.00%**	**$303,722.28**	**6.212%**	**74.09%**	**702**	**73.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – TOTAL POOL *(continued)*

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Single Family	1,946	$620,505,697.95	62.48%	$318,862.13	6.166%	73.34%	699	70.75%
Pud	806	211,233,977.21	21.27	262,076.89	6.247	76.71	711	80.66
Condo	286	80,425,372.01	8.10	281,207.59	6.222	76.10	713	85.95
2 Family	149	49,430,765.11	4.98	331,750.10	6.480	72.46	690	54.05
3-4 Family	83	31,576,035.92	3.18	380,434.17	6.449	68.74	695	66.33
Total:	**3,270**	**$993,171,848.20**	**100.00%**	**$303,722.28**	**6.212%**	**74.09%**	**702**	**73.12%**

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Purchase	1,873	$535,915,081.65	53.96%	$286,126.58	6.313%	79.07%	710	82.64%
Cashout Refinance	1,196	384,223,871.66	38.69	321,257.42	6.141	68.53	688	59.80
Rate/Term Refinance	201	73,032,894.89	7.35	363,347.74	5.848	66.84	721	73.27
Total:	**3,270**	**$993,171,848.20**	**100.00%**	**$303,722.28**	**6.212%**	**74.09%**	**702**	**73.12%**

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Stated Income, Verified Asset	1,085	$354,692,690.94	35.71%	$326,905.71	6.249%	76.76%	707	84.34%
Stated Income, Stated Asset	694	208,003,140.68	20.94	299,716.34	6.431	75.04	681	61.10
Full Doc	720	203,394,477.47	20.48	282,492.33	6.043	77.02	708	71.03
No Income, No Asset	433	120,685,020.91	12.15	278,718.29	5.959	60.19	710	58.69
No Ratio	338	106,396,518.20	10.71	314,782.60	6.273	73.55	707	79.55
Total:	**3,270**	**$993,171,848.20**	**100.00%**	**$303,722.28**	**6.212%**	**74.09%**	**702**	**73.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – TOTAL POOL *(continued)*

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
6 Mo Libor Arm (IO)	24	$8,555,720.00	0.86%	$356,488.33	5.933%	78.18%	716	100.00 %
2/6 Arm	217	55,337,832.19	5.57	255,013.05	6.809	80.63	646	N/A
2/6 Arm (IO)	663	219,814,200.00	22.13	331,544.80	6.218	78.05	689	100.00
3/1 Arm	2	324,729.71	0.03	162,364.86	4.370	93.03	515	N/A
3/6 Arm	20	6,821,940.82	0.69	341,097.04	6.722	77.25	658	N/A
3/6 Arm (IO)	87	27,405,899.00	2.76	315,010.33	6.089	75.53	701	100.00
5/6 Arm	87	21,435,954.22	2.16	246,390.28	6.565	77.50	701	N/A
5/6 Arm (IO)	907	256,240,259.00	25.80	282,514.07	6.321	76.74	704	100.00
10/6 Arm (IO)	8	3,144,550.00	0.32	393,068.75	5.848	71.23	717	100.00
7/6 Arm	3	654,593.26	0.07	218,197.75	6.058	69.01	712	N/A
7/6 Arm (IO)	29	9,658,213.00	0.97	333,041.83	5.703	69.48	737	100.00
15Y Fixed Amort	54	12,484,999.01	1.26	231,203.69	5.811	59.37	699	N/A
20Y Fixed Amort	10	1,758,102.86	0.18	175,810.29	6.152	59.74	696	N/A
30Y Fixed Amort	582	166,787,026.13	16.79	286,575.65	6.072	68.50	711	N/A
30Y Fixed Amort (IO)	575	201,347,829.00	20.27	350,170.14	6.054	69.69	720	100.00
Fix Balloon (40 Yr)	2	1,400,000.00	0.14	700,000.00	5.918	76.80	662	N/A
Total:	**3,270**	**$993,171,848.20**	**100.00%**	**$303,722.28**	**6.212%**	**74.09%**	**702**	**73.12%**

Index Type of Mortgage Loans

Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
6 Mo Libor	2,045	$609,069,161.49	61.33%	$297,833.33	6.313%	77.41%	694	86.17%
Fixed	1,223	383,777,957.00	38.64	313,800.46	6.054	68.82	715	52.46
1 Yr Treasury	2	324,729.71	0.03	162,364.86	4.370	93.03	515	N/A
Total:	**3,270**	**$993,171,848.20**	**100.00%**	**$303,722.28**	**6.212%**	**74.09%**	**702**	**73.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – TOTAL POOL *(continued)*

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
California	1,484	$549,401,469.67	55.32%	$370,216.62	6.025%	71.22%	706	79.04%
Georgia	483	100,487,907.36	10.12	208,049.50	6.175	77.27	718	82.89
New Jersey	237	75,698,195.59	7.62	319,401.67	6.638	76.31	682	50.98
New York	161	56,170,758.70	5.66	348,886.70	6.498	75.57	681	46.90
Florida	225	54,689,009.20	5.51	243,062.26	6.733	77.69	700	82.29
Nevada	70	17,136,898.84	1.73	244,812.84	6.185	78.89	705	90.90
Washington	67	16,103,162.44	1.62	240,345.71	6.292	81.68	711	79.07
Massachusetts	48	15,815,735.59	1.59	329,494.49	6.605	74.18	682	42.88
Colorado	68	14,793,098.90	1.49	217,545.57	6.238	81.88	709	85.83
Arizona	65	13,183,718.95	1.33	202,826.45	6.470	80.91	706	75.45
Virginia	32	10,180,478.28	1.03	318,139.95	6.300	79.56	684	77.39
Connecticut	37	10,160,344.07	1.02	274,603.89	6.459	79.27	662	38.50
Maryland	32	9,665,942.98	0.97	302,060.72	6.293	76.94	684	56.23
Pennsylvania	42	8,262,844.83	0.83	196,734.40	6.571	77.98	673	31.21
North Carolina	29	4,676,381.87	0.47	161,254.55	7.041	81.57	689	45.81
Texas	34	4,656,597.69	0.47	136,958.76	6.344	80.50	705	45.89
Oregon	18	3,866,349.56	0.39	214,797.20	6.151	78.55	708	80.75
Rhode Island	12	3,463,994.42	0.35	288,666.20	6.411	82.00	631	34.74
South Carolina	20	2,989,585.11	0.30	149,479.26	6.936	83.02	726	58.99
Ohio	14	2,769,284.91	0.28	197,806.07	6.301	77.93	706	69.55
Michigan	14	2,460,743.15	0.25	175,767.37	6.879	80.88	690	28.58
Illinois	9	2,271,317.34	0.23	252,368.59	6.563	81.93	718	24.30
New Mexico	15	1,984,494.94	0.20	132,299.66	6.161	78.81	721	69.13
Minnesota	6	1,923,200.00	0.19	320,533.33	5.825	73.25	737	100.00
Missouri	7	1,690,718.12	0.17	241,531.16	6.340	83.04	715	69.51
Alabama	4	1,465,536.10	0.15	366,384.03	6.381	75.71	679	30.68
New Hampshire	4	1,353,854.19	0.14	338,463.55	6.106	68.66	727	N/A
Tennessee	10	1,409,738.26	0.14	140,973.83	7.170	83.52	682	72.23
Utah	6	1,148,964.74	0.12	191,494.12	6.736	79.12	695	68.97
Indiana	5	1,052,231.09	0.11	210,446.22	7.285	86.58	707	N/A
Delaware	3	666,644.02	0.07	222,214.67	6.367	78.61	741	N/A
Hawaii	2	507,836.87	0.05	253,918.44	5.789	70.56	673	68.53
Maine	2	356,748.44	0.04	178,374.22	5.976	77.64	652	N/A
District of Columbia	1	280,000.00	0.03	280,000.00	5.875	64.37	695	100.00
Nebraska	2	190,661.98	0.02	95,330.99	5.959	88.17	715	N/A
Idaho	1	104,900.00	0.01	104,900.00	5.625	37.88	758	100.00
Iowa	1	132,500.00	0.01	132,500.00	6.875	100.00	717	100.00
Total:	**3,270**	**$993,171,848.20**	**100.00%**	**$303,722.28**	**6.212%**	**74.09%**	**702**	**73.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – TOTAL POOL *(continued)*

Original Prepayment Penalty Term

Original Prepayment Penalty Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
No Penalty	771	$236,255,688.23	23.79%	$306,427.61	6.492%	75.96%	693	63.29%
6	31	14,555,853.52	1.47	469,543.66	6.220	74.03	720	98.30
12	345	112,145,939.60	11.29	325,060.69	6.369	74.60	696	68.13
24	794	231,866,771.13	23.35	292,023.64	6.213	77.16	692	86.30
36	1,134	335,377,248.74	33.77	295,747.13	6.007	70.75	711	68.71
60	195	62,970,346.98	6.34	322,924.86	5.972	72.73	735	87.98
Total:	**3,270**	**$993,171,848.20**	**100.00%**	**$303,722.28**	**6.212%**	**74.09%**	**702**	**73.12%**

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
N/A	2	$364,117.08	0.04%	$182,058.54	5.430%	68.80%	N/A	N/A
500 - 525	2	425,492.17	0.04	212,746.09	7.084	84.84	520	N/A
526 - 550	1	348,845.50	0.04	348,845.50	8.150	84.34	547	N/A
551 - 575	2	459,431.49	0.05	229,715.75	7.118	84.72	565	N/A
576 - 600	76	20,773,811.23	2.09	273,339.62	6.712	78.23	591	37.57
601 - 625	162	43,713,203.18	4.40	269,834.59	6.549	74.30	616	53.60
626 - 650	353	100,333,537.09	10.10	284,230.98	6.548	75.32	639	70.82
651 - 675	534	154,091,325.75	15.52	288,560.54	6.365	75.62	663	73.47
676 - 700	581	177,725,439.50	17.89	305,895.77	6.240	75.37	687	76.64
701 - 725	514	155,252,331.28	15.63	302,047.34	6.157	74.75	712	76.63
726 - 750	417	130,812,131.59	13.17	313,698.16	6.068	73.44	737	77.76
751 - 775	364	116,906,420.55	11.77	321,171.49	5.980	72.26	762	77.89
776 - 800	224	79,176,088.74	7.97	353,464.68	5.800	68.01	786	67.43
801 - 825	38	12,789,673.05	1.29	336,570.34	6.106	73.01	807	72.88
Total:	**3,270**	**$993,171,848.20**	**100.00%**	**$303,722.28**	**6.212%**	**74.09%**	**702**	**73.12%**

Margins of Adjustable Rate Mortgage Loans

Margins (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
2.000 - 2.499	832	$226,954,242.37	37.24%	$272,781.54	6.269%	76.48%	708	91.83%
2.500 - 2.999	540	174,887,547.50	28.70	323,865.83	6.238	77.31	696	94.10
3.000 - 3.499	188	56,110,847.80	9.21	298,461.96	6.212	75.72	701	91.95
3.500 - 3.999	122	45,850,939.34	7.52	375,827.37	6.062	76.33	716	96.62
4.000 - 4.499	16	5,255,035.78	0.86	328,439.74	6.054	77.05	694	75.72
4.500 - 4.999	22	8,375,004.68	1.37	380,682.03	5.941	77.83	643	78.10
5.000 - 5.499	69	21,672,151.28	3.56	314,089.15	6.257	78.54	647	62.04
5.500 - 5.999	146	40,148,745.75	6.59	274,991.41	6.700	81.29	639	47.43
6.000 - 6.499	62	16,731,906.29	2.75	269,869.46	7.096	83.26	637	43.70

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

6.500 - 6.999	31	8,401,827.82	1.38	271,026.70	7.324	84.72	648	45.15
7.000 - 7.499	15	3,986,229.30	0.65	265,748.62	7.742	83.57	639	30.71
7.500 - 7.999	4	1,019,413.29	0.17	254,853.32	8.803	89.18	630	60.50
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

COLLATERAL TABLES – TOTAL POOL *(continued)*

Next Rate Change Dates of Adjustable Rate Mortgage Loans

Next Rate Change Dates	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
January 2006	1	$432,000.00	0.07%	$432,000.00	5.875%	80.00%	683	100.00 %
February 2006	6	2,142,028.00	0.35	357,004.67	5.890	76.69	698	100.00
March 2006	9	3,680,792.00	0.60	408,976.89	5.945	79.83	728	100.00
April 2006	7	2,200,900.00	0.36	314,414.29	5.967	77.60	717	100.00
May 2006	1	100,000.00	0.02	100,000.00	5.875	54.43	772	100.00
April 2007	2	488,828.74	0.08	244,414.37	7.786	82.38	540	N/A
June 2007	2	576,030.44	0.09	288,015.22	7.992	84.38	557	N/A
July 2007	18	5,436,854.46	0.89	302,047.47	6.001	78.08	712	87.51
August 2007	104	31,253,692.87	5.13	300,516.28	5.959	77.31	704	90.04
September 2007	233	76,840,106.56	12.61	329,785.87	6.353	77.88	689	81.98
October 2007	326	101,326,316.12	16.63	310,816.92	6.400	79.66	677	79.23
November 2007	195	59,230,203.00	9.72	303,744.63	6.410	78.20	663	73.68
April 2008	1	155,819.73	0.03	155,819.73	4.500	93.92	N/A	N/A
June 2008	1	239,000.00	0.04	239,000.00	5.625	81.57	750	100.00
July 2008	4	761,697.98	0.12	190,424.50	5.448	82.93	655	77.82
August 2008	14	3,248,715.00	0.53	232,051.07	6.152	74.83	711	100.00
September 2008	38	12,925,568.50	2.12	340,146.54	6.338	75.49	699	80.73
October 2008	28	8,949,918.32	1.47	319,639.94	6.043	76.44	684	84.08
November 2008	23	8,271,850.00	1.36	359,645.65	6.281	75.79	683	64.87
June 2010	3	543,400.00	0.09	181,133.33	5.820	63.94	746	100.00
July 2010	70	21,396,644.31	3.51	305,666.35	6.051	76.72	701	97.52
August 2010	207	57,734,929.34	9.47	278,912.70	6.132	77.18	704	94.20
September 2010	257	72,642,740.27	11.92	282,656.58	6.411	76.96	706	91.36
October 2010	275	79,202,513.30	13.00	288,009.14	6.365	76.36	702	89.92
November 2010	182	46,155,986.00	7.57	253,604.32	6.587	76.99	704	92.87
June 2012	1	300,000.00	0.05	300,000.00	5.375	71.43	762	100.00
July 2012	6	1,850,000.00	0.30	308,333.33	5.614	63.14	738	100.00
August 2012	9	3,107,043.60	0.51	345,227.07	5.659	69.95	723	85.89
September 2012	6	1,522,962.66	0.25	253,827.11	6.030	72.40	667	85.81
October 2012	4	1,328,900.00	0.22	332,225.00	5.633	80.53	747	100.00
November 2012	6	2,203,900.00	0.36	367,316.67	5.805	65.04	786	100.00
September 2015	2	1,042,000.00	0.17	521,000.00	5.734	79.85	721	100.00
October 2015	3	1,248,850.00	0.20	416,283.33	5.886	59.71	715	100.00
November 2015	3	853,700.00	0.14	284,566.67	5.931	77.54	715	100.00
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – TOTAL POOL *(continued)*

Maximum Mortgage Rates of Adjustable Rate Mortgage Loans

Maximum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
9.000 - 9.499	1	$168,909.98	0.03%	$168,909.98	4.250%	92.20%	515	N/A
9.500 - 9.999	9	3,675,174.73	0.60	408,352.75	4.795	68.12	712	95.76
10.000 - 10.499	36	10,431,615.01	1.71	289,767.08	5.232	74.05	738	89.04
10.500 - 10.999	280	86,800,408.68	14.24	310,001.46	5.704	72.96	714	96.17
11.000 - 11.499	315	95,287,454.57	15.64	302,499.86	5.987	75.22	705	92.04
11.500 - 11.999	534	159,151,617.92	26.12	298,036.74	6.182	77.09	701	93.67
12.000 - 12.499	369	107,591,301.39	17.66	291,575.34	6.434	78.77	686	85.91
12.500 - 12.999	313	94,897,807.53	15.57	303,187.88	6.823	79.97	671	71.87
13.000 - 13.499	119	33,184,794.46	5.45	278,863.82	7.300	83.45	661	61.30
13.500 - 13.999	49	12,901,268.57	2.12	263,291.20	7.688	84.14	668	60.89
14.000 - 14.499	12	2,765,244.21	0.45	230,437.02	8.120	84.23	640	39.22
14.500 - 14.999	8	2,387,093.69	0.39	298,386.71	7.926	85.12	671	72.73
15.500 - 15.999	2	151,200.46	0.02	75,600.23	9.543	96.70	663	65.97
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

Minimum Mortgage Rates of Adjustable Rate Mortgage Loans

Minimum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
2.000 - 2.499	832	$226,954,242.37	37.24%	$272,781.54	6.269%	76.48%	708	91.83%
2.500 - 2.999	538	174,023,547.50	28.56	323,463.84	6.238	77.30	696	94.07
3.000 - 3.499	188	56,110,847.80	9.21	298,461.96	6.212	75.72	701	91.95
3.500 - 3.999	122	45,850,939.34	7.52	375,827.37	6.062	76.33	716	96.62
4.000 - 4.499	13	4,318,585.85	0.71	332,198.91	6.193	78.78	707	81.72
4.500 - 4.999	2	972,800.00	0.16	486,400.00	6.876	79.03	658	100.00
5.000 - 5.499	10	2,377,420.56	0.39	237,742.06	5.957	70.66	667	69.88
5.500 - 5.999	24	8,312,622.81	1.36	346,359.28	5.849	78.64	647	75.25
6.000 - 6.499	76	24,140,136.86	3.96	317,633.38	6.227	78.98	648	61.66
6.500 - 6.999	148	41,451,038.55	6.80	280,074.58	6.743	80.49	639	49.68
7.000 - 7.499	59	16,419,653.16	2.69	278,299.21	7.212	84.87	636	38.21
7.500 - 7.999	23	5,799,717.35	0.95	252,161.62	7.695	88.33	646	35.05
8.000 - 8.499	6	1,143,168.69	0.19	190,528.12	8.170	86.09	605	N/A
8.500 - 8.999	6	1,519,170.36	0.25	253,195.06	8.745	88.53	643	40.60
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – TOTAL POOL *(continued)*

Initial Periodic Rate Caps of Adjustable Rate Mortgage Loans

Initial Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
1.000	22	$7,286,649.71	1.20%	$331,211.35	5.755%	78.54%	711	95.54%
2.000	27	7,736,434.00	1.27	286,534.59	5.847	76.18	721	100.00
3.000	961	303,172,155.05	49.75	315,475.71	6.334	78.34	682	79.76
4.000	1	168,000.00	0.03	168,000.00	6.250	80.00	666	100.00
5.000	984	273,220,882.82	44.83	277,663.50	6.334	76.70	704	91.99
6.000	52	17,809,769.62	2.92	342,495.57	6.021	72.68	720	94.32
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

Subsequent Periodic Rate Caps of Adjustable Rate Mortgage Loans

Subsequent Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
1.000	2,047	$609,393,891.20	100.00%	$297,700.97	6.312%	77.42%	694	86.12%
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Adjustable Rate Mortgage Loan Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

		Collateral Summary	Ranges (if applicable)
Total Number of Loans		2,407	
Total Outstanding Loan Principal Balance		$609,393,891.20	
Average Outstanding Loan Principal Balance		$297,700.97	$38,639.44 - $1,543,200.00
WA Coupon		6.312%	4.000% - 9.625%
WA Remaining Term (mo.)		358	353 - 360
WA Original LTV**		77.42%	16.26% - 100.00%
WA FICO*		694	515 - 822
WA Seasoning (mo.)		2	0 - 7
Interest Only Loans		77.42%	
1st Liens		100.00%	
2nd Liens		0.00%	
Simultaneous 2nd Liens		57.19%	
Loan Type			
ARM		100.00%	
Fixed		0.00%	
Geographic Distribution			
	CA	55.75%	
	NJ	8.04%	
	GA	7.61%	
ARM Characteristics			
Gross Margin		3.202%	2.250% - 7.950%
Initial Periodic Cap		3.948%	1.000% - 6.000%
Subsequent Periodic Cap		1.000%	1.000% - 1.000%
Lifetime Maximum Rate		11.846%	9.250% - 15.625%
Lifetime Minimum Rate		3.357%	2.250% - 8.950%

*Zero Values Excluded

**WA OLTV is defined as the Loan-to-Value Ratios of the First Lien Mortgage Loans.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon*	WA OLTV	WA FICO*	IO %
25,000.01 - 50,000.00	2	$88,595.11	0.01%	$44,297.56	6.883%	84.36%	682	N/A
50,000.01 - 75,000.00	19	1,235,251.21	0.20	65,013.22	7.096	70.76	689	49.45
75,000.01 - 100,000.00	71	6,331,144.32	1.04	89,171.05	6.750	75.99	704	81.37
100,000.01 - 125,000.00	101	11,528,334.82	1.89	114,141.93	6.618	79.75	699	78.17
125,000.01 - 150,000.00	152	21,067,599.73	3.46	138,602.63	6.462	78.02	699	85.74
150,000.01 - 175,000.00	146	23,657,750.79	3.88	162,039.39	6.471	78.04	696	81.53
175,000.01 - 200,000.00	159	30,014,337.34	4.93	188,769.42	6.408	77.91	697	83.17
200,000.01 - 225,000.00	151	32,183,534.91	5.28	213,135.99	6.305	78.28	693	86.17
225,000.01 - 250,000.00	123	29,316,473.25	4.81	238,345.31	6.434	79.53	691	79.74
250,000.01 - 275,000.00	144	37,791,119.64	6.20	262,438.33	6.344	78.48	693	81.47
275,000.01 - 300,000.00	145	41,807,540.05	6.86	288,327.86	6.203	78.52	689	82.66
300,000.01 - 325,000.00	112	35,165,417.65	5.77	313,976.94	6.319	77.73	686	80.45
325,000.01 - 359,650.00	148	50,688,563.78	8.32	342,490.30	6.326	77.99	682	82.43
359,650.01 - 500,000.00	408	173,326,535.70	28.44	424,819.94	6.270	78.23	692	88.70
500,000.01 -1,000,000.00	155	100,391,742.90	16.47	647,688.66	6.224	75.66	699	92.30
>1,000,000.00	11	14,799,950.00	2.43	1,345,450.00	6.163	61.70	720	100.00
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

*weighted by principal balance

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
25,000.01 - 50,000.00	2	$88,595.11	0.01%	$44,297.56	6.883%	84.36%	682	N/A
50,000.01 - 75,000.00	19	1,235,251.21	0.20	65,013.22	7.096	70.76	689	49.45
75,000.01 - 100,000.00	71	6,331,144.32	1.04	89,171.05	6.750	75.99	704	81.37
100,000.01 - 125,000.00	101	11,528,334.82	1.89	114,141.93	6.618	79.75	699	78.17
125,000.01 - 150,000.00	152	21,067,599.73	3.46	138,602.63	6.462	78.02	699	85.74
150,000.01 - 175,000.00	147	23,832,395.97	3.91	162,125.14	6.473	78.09	696	80.93
175,000.01 - 200,000.00	158	29,839,692.16	4.90	188,858.81	6.406	77.87	698	83.65
200,000.01 - 225,000.00	151	32,183,534.91	5.28	213,135.99	6.305	78.28	693	86.17
225,000.01 - 250,000.00	123	29,316,473.25	4.81	238,345.31	6.434	79.53	691	79.74
250,000.01 - 275,000.00	144	37,791,119.64	6.20	262,438.33	6.344	78.48	693	81.47
275,000.01 - 300,000.00	145	41,807,540.05	6.86	288,327.86	6.203	78.52	689	82.66
300,000.01 - 325,000.00	112	35,165,417.65	5.77	313,976.94	6.319	77.73	686	80.45
325,000.01 - 359,650.00	148	50,688,563.78	8.32	342,490.30	6.326	77.99	682	82.43
359,650.01 - 500,000.00	408	173,326,535.70	28.44	424,819.94	6.270	78.23	692	88.70
500,000.01 -1,000,000.00	155	100,391,742.90	16.47	647,688.66	6.224	75.66	699	92.30
>1,000,000.00	11	14,799,950.00	2.43	1,345,450.00	6.163	61.70	720	100.00
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS *(continued)*

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
4.000 - 4.499	2	$618,909.98	0.10%	$309,454.99	4.068%	62.35%	688	72.71%
4.500 - 4.999	27	9,507,524.73	1.56	352,130.55	4.827	72.34	717	98.36
5.000 - 5.499	92	32,714,845.00	5.37	355,596.14	5.279	71.89	721	93.34
5.500 - 5.999	525	164,945,938.37	27.07	314,182.74	5.753	74.22	709	95.54
6.000 - 6.499	508	153,101,392.26	25.12	301,380.69	6.203	77.54	693	88.12
6.500 - 6.999	538	158,444,545.41	26.00	294,506.59	6.688	79.29	682	81.00
7.000 - 7.499	222	57,405,210.79	9.42	258,582.03	7.180	81.78	673	72.26
7.500 - 7.999	92	24,666,080.14	4.05	268,109.57	7.622	82.51	677	70.60
8.000 - 8.499	28	5,588,961.59	0.92	199,605.77	8.164	85.18	664	62.28
8.500 - 8.999	11	2,249,282.47	0.37	204,480.22	8.737	90.26	662	51.82
9.500 - 9.999	2	151,200.46	0.02	75,600.23	9.543	96.70	663	65.97
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
241 - 360	2,047	$609,393,891.20	100.00%	$297,700.97	6.312%	77.42%	694	86.12%
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
301 - 360	2,047	$609,393,891.20	100.00%	$297,700.97	6.312%	77.42%	694	86.12%
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS *(continued)*

Seasoning of Mortgage Loans

Seasoning (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
0 - 6	2,044	$608,749,242.73	99.89%	$297,822.53	6.311%	77.41%	694	86.21%
7 - 12	3	644,648.47	0.11	214,882.82	6.992	85.17	540	N/A
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

Original Loan-to-Value Ratios of Mortgage Loans

OLTVs (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
0.01 - 25.00	5	$986,604.15	0.16%	$197,320.83	6.242%	21.21%	715	87.88%
25.01 - 30.00	2	460,528.04	0.08	230,264.02	6.027	28.99	641	40.17
30.01 - 35.00	5	1,056,500.00	0.17	211,300.00	5.581	32.28	757	75.39
35.01 - 40.00	10	3,079,757.28	0.51	307,975.73	5.796	38.51	680	84.00
40.01 - 45.00	11	2,117,150.00	0.35	192,468.18	6.095	42.90	701	78.75
45.01 - 50.00	21	6,215,952.52	1.02	295,997.74	5.641	48.46	693	95.34
50.01 - 55.00	26	8,672,649.39	1.42	333,563.44	5.847	52.92	699	85.71
55.01 - 60.00	47	18,509,179.28	3.04	393,812.33	5.839	58.35	712	95.62
60.01 - 65.00	81	28,049,921.56	4.60	346,295.33	5.880	63.74	688	82.79
65.01 - 70.00	136	42,036,284.86	6.90	309,090.33	6.249	69.14	689	86.62
70.01 - 75.00	85	28,837,332.81	4.73	339,262.74	6.421	73.68	686	81.92
75.01 - 80.00	1,327	396,694,972.58	65.10	298,941.20	6.282	79.80	699	90.75
80.01 - 85.00	47	13,362,574.10	2.19	284,310.09	6.696	84.07	635	48.28
85.01 - 90.00	137	36,388,457.31	5.97	265,609.18	6.927	89.59	657	57.13
90.01 - 95.00	80	18,091,536.81	2.97	226,144.21	7.085	94.85	688	78.34
95.01 - 100.00	27	4,834,490.51	0.79	179,055.20	6.715	100.00	725	61.42
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

Occupancy Status of Mortgage Loans

Occupancy Status	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Owner Occupied	1,662	$520,832,600.83	85.47%	$313,377.02	6.246%	77.63%	691	86.75%
Investor	291	65,974,612.40	10.83	226,716.88	6.762	75.46	709	82.07
Second Home	94	22,586,677.97	3.71	240,283.81	6.513	78.20	715	83.43
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS *(continued)*

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Single Family	1,170	$372,377,356.94	61.11%	$318,271.25	6.272%	76.96%	690	85.80%
Pud	540	137,458,126.80	22.56	254,552.09	6.334	78.69	703	90.49
Condo	199	51,803,867.95	8.50	260,320.94	6.250	78.77	707	93.29
2 Family	81	25,189,056.36	4.13	310,976.00	6.656	80.15	670	62.07
3-4 Family	57	22,565,483.15	3.70	395,885.67	6.588	71.03	693	75.23
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Purchase	1,376	$394,791,099.55	64.78%	$286,912.14	6.346%	79.74%	704	90.39%
Cashout Refinance	597	189,944,449.01	31.17	318,164.91	6.290	73.32	671	76.67
Rate/Term Refinance	74	24,658,342.64	4.05	333,220.85	5.933	71.92	705	90.52
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Stated Income, Verified Asset	765	$249,667,803.03	40.97%	$326,363.14	6.264%	78.26%	703	93.64%
Stated Income, Stated Asset	478	145,466,291.47	23.87	304,322.79	6.518	77.35	674	71.74
Full Doc	430	105,960,277.58	17.39	246,419.25	6.123	79.39	689	84.39
No Ratio	230	72,188,487.47	11.85	313,862.99	6.398	76.74	705	91.70
No Income, No Asset	144	36,111,031.65	5.93	250,771.05	6.198	67.45	699	85.98
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS *(continued))*

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
6 Mo Libor Arm (IO)	24	$8,555,720.00	1.40%	$356,488.33	5.933%	78.18%	716	100.00 %
2/6 Arm	217	55,337,832.19	9.08	255,013.05	6.809	80.63	646	N/A
2/6 Arm (IO)	663	219,814,200.00	36.07	331,544.80	6.218	78.05	689	100.00
3/1 Arm	2	324,729.71	0.05	162,364.86	4.370	93.03	515	N/A
3/6 Arm	20	6,821,940.82	1.12	341,097.04	6.722	77.25	658	N/A
3/6 Arm (IO)	87	27,405,899.00	4.50	315,010.33	6.089	75.53	701	100.00
5/6 Arm	87	21,435,954.22	3.52	246,390.28	6.565	77.50	701	N/A
5/6 Arm (IO)	907	256,240,259.00	42.05	282,514.07	6.321	76.74	704	100.00
7/6 Arm	3	654,593.26	0.11	218,197.75	6.058	69.01	712	N/A
7/6 Arm (IO)	29	9,658,213.00	1.58	333,041.83	5.703	69.48	737	100.00
10/6 Arm (IO)	8	3,144,550.00	0.52	393,068.75	5.848	71.23	717	100.00
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

Index Type of Mortgage Loans

Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
6 Mo Libor	2,045	$609,069,161.49	99.95%	$297,833.33	6.313%	77.41%	694	86.17%
1 Yr Treasury	2	324,729.71	0.05	162,364.86	4.370	93.03	515	N/A
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions: there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS *(continued)*

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
California	926	$339,733,965.05	55.75%	$366,883.33	6.146%	75.62%	698	94.82%
New Jersey	149	49,014,204.69	8.04	328,954.39	6.806	79.24	669	57.22
Georgia	258	46,393,235.88	7.61	179,818.74	6.171	78.04	707	94.77
Florida	182	42,317,932.73	6.94	232,516.11	6.782	80.29	692	87.21
New York	63	22,256,385.02	3.65	353,275.95	6.623	80.31	674	64.65
Nevada	62	15,233,046.09	2.50	245,694.29	6.184	79.38	705	94.49
Colorado	53	11,735,978.27	1.93	221,433.55	6.144	80.42	709	91.36
Arizona	53	11,106,484.30	1.82	209,556.31	6.482	81.14	709	82.07
Washington	44	10,673,809.34	1.75	242,586.58	6.405	82.82	703	88.46
Massachusetts	35	10,320,289.30	1.69	294,865.41	6.784	77.20	668	42.74
Virginia	27	8,611,961.46	1.41	318,961.54	6.263	79.48	683	81.92
Connecticut	25	7,799,675.45	1.28	311,987.02	6.487	79.51	650	47.86
Maryland	24	7,306,890.34	1.20	304,453.76	6.373	77.80	678	70.22
Pennsylvania	20	4,351,732.00	0.71	217,586.60	6.695	81.92	659	27.77
Rhode Island	12	3,463,994.42	0.57	288,666.20	6.411	82.00	631	34.74
Texas	20	2,634,858.42	0.43	131,742.92	6.040	78.77	715	76.21
South Carolina	15	2,359,480.36	0.39	157,298.69	6.817	80.18	725	64.16
North Carolina	18	2,011,438.93	0.33	111,746.61	7.213	83.16	697	78.64
Oregon	8	1,774,270.66	0.29	221,783.83	6.140	79.84	697	83.42
Missouri	6	1,465,518.12	0.24	244,253.02	6.277	83.51	722	64.82
Illinois	6	1,382,020.40	0.23	230,336.73	7.018	82.72	689	39.93
Minnesota	5	1,303,200.00	0.21	260,640.00	5.920	80.00	728	100.00
New Mexico	8	1,179,672.48	0.19	147,459.06	6.164	82.47	734	71.29
Ohio	7	958,261.43	0.16	136,894.49	6.683	85.70	691	80.49
Michigan	5	644,374.05	0.11	128,874.81	7.700	84.49	640	N/A
Tennessee	3	611,675.00	0.10	203,891.67	6.930	80.40	710	100.00
Utah	2	597,600.00	0.10	298,800.00	6.932	80.00	676	100.00
Indiana	2	556,111.42	0.09	278,055.71	7.176	82.03	682	N/A
Hawaii	2	507,836.87	0.08	253,918.44	5.789	70.56	673	68.53
New Hampshire	3	456,754.21	0.07	152,251.40	7.052	85.66	628	N/A
District of Columbia	1	280,000.00	0.05	280,000.00	5.875	64.37	695	100.00
Delaware	1	140,872.53	0.02	140,872.53	6.500	88.13	618	N/A
Iowa	1	132,500.00	0.02	132,500.00	6.875	100.00	717	100.00
Nebraska	1	77,861.98	0.01	77,861.98	6.625	100.00	675	N/A
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS *(continued)*

Original Prepayment Penalty Term

Original Prepayment Penalty Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
0	513	$157,059,569.64	25.77%	$306,159.01	6.593%	78.65%	684	71.83%
6	31	14,555,853.52	2.39	469,543.66	6.220	74.03	720	98.30
12	224	75,243,338.09	12.35	335,907.76	6.341	75.65	697	86.98
24	700	206,728,399.14	33.92	295,326.28	6.205	78.05	690	90.44
36	485	131,295,417.81	21.55	270,712.20	6.194	76.71	701	91.98
60	94	24,511,313.00	4.02	260,758.65	6.009	75.42	723	100.00
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
N/A	1	$155,819.73	0.03%	$155,819.73	4.500%	93.92%	N/A	N/A
500 - 525	2	425,492.17	0.07	212,746.09	7.084	84.84	520	N/A
526 - 550	1	348,845.50	0.06	348,845.50	8.150	84.34	547	N/A
551 - 575	2	459,431.49	0.08	229,715.75	7.118	84.72	565	N/A
576 - 600	64	18,125,640.31	2.97	283,213.13	6.722	79.30	590	41.53
601 - 625	119	32,212,540.96	5.29	270,693.62	6.578	76.96	615	63.96
626 - 650	243	73,908,323.31	12.13	304,149.48	6.591	77.99	639	78.99
651 - 675	347	102,643,892.10	16.84	295,803.72	6.435	77.84	663	86.99
676 - 700	383	119,614,153.82	19.63	312,308.50	6.278	77.05	687	89.55
701 - 725	315	93,085,220.38	15.28	295,508.64	6.226	77.43	712	90.17
726 - 750	241	72,408,233.52	11.88	300,449.10	6.124	78.17	738	93.59
751 - 775	202	59,788,620.44	9.81	295,983.27	6.082	76.93	762	93.73
776 - 800	109	30,526,943.47	5.01	280,063.70	5.985	75.18	786	93.27
801 - 825	18	5,690,734.00	0.93	316,151.89	6.146	72.15	806	100.00
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

Margins of Adjustable Rate Mortgage Loans

Margins (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
2.000 - 2.499	832	$226,954,242.37	37.24%	$272,781.54	6.269%	76.48%	708	91.83%
2.500 - 2.999	540	174,887,547.50	28.70	323,865.83	6.238	77.31	696	94.10
3.000 - 3.499	188	56,110,847.80	9.21	298,461.96	6.212	75.72	701	91.95
3.500 - 3.999	122	45,850,939.34	7.52	375,827.37	6.062	76.33	716	96.62
4.000 - 4.499	16	5,255,035.78	0.86	328,439.74	6.054	77.05	694	75.72
4.500 - 4.999	22	8,375,004.68	1.37	380,682.03	5.941	77.83	643	78.10
5.000 - 5.499	69	21,672,151.28	3.56	314,089.15	6.257	78.54	647	62.04

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

5.500 - 5.999	146	40,148,745.75	6.59	274,991.41	6.700	81.29	639	47.43
6.000 - 6.499	62	16,731,906.29	2.75	269,869.46	7.096	83.26	637	43.70
6.500 - 6.999	31	8,401,827.82	1.38	271,026.70	7.324	84.72	648	45.15
7.000 - 7.499	15	3,986,229.30	0.65	265,748.62	7.742	83.57	639	30.71
7.500 - 7.999	4	1,019,413.29	0.17	254,853.32	8.803	89.18	630	60.50
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS *(continued)*

Next Rate Change Dates of Adjustable Rate Mortgage Loans

Next Rate Change Dates	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
January 2006	1	$432,000.00	0.07%	$432,000.00	5.875%	80.00%	683	100.00 %
February 2006	6	2,142,028.00	0.35	357,004.67	5.890	76.69	698	100.00
March 2006	9	3,680,792.00	0.60	408,976.89	5.945	79.83	728	100.00
April 2006	7	2,200,900.00	0.36	314,414.29	5.967	77.60	717	100.00
May 2006	1	100,000.00	0.02	100,000.00	5.875	54.43	772	100.00
April 2007	2	488,828.74	0.08	244,414.37	7.786	82.38	540	N/A
June 2007	2	576,030.44	0.09	288,015.22	7.992	84.38	557	N/A
July 2007	18	5,436,854.46	0.89	302,047.47	6.001	78.08	712	87.51
August 2007	104	31,253,692.87	5.13	300,516.28	5.959	77.31	704	90.04
September 2007	233	76,840,106.56	12.61	329,785.87	6.353	77.88	689	81.98
October 2007	326	101,326,316.12	16.63	310,816.92	6.400	79.66	677	79.23
November 2007	195	59,230,203.00	9.72	303,744.63	6.410	78.20	663	73.68
April 2008	1	155,819.73	0.03	155,819.73	4.500	93.92	N/A	N/A
June 2008	1	239,000.00	0.04	239,000.00	5.625	81.57	750	100.00
July 2008	4	761,697.98	0.12	190,424.50	5.448	82.93	655	77.82
August 2008	14	3,248,715.00	0.53	232,051.07	6.152	74.83	711	100.00
September 2008	38	12,925,568.50	2.12	340,146.54	6.338	75.49	699	80.73
October 2008	28	8,949,918.32	1.47	319,639.94	6.043	76.44	684	84.08
November 2008	23	8,271,850.00	1.36	359,645.65	6.281	75.79	683	64.87
June 2010	3	543,400.00	0.09	181,133.33	5.820	63.94	746	100.00
July 2010	70	21,396,644.31	3.51	305,666.35	6.051	76.72	701	97.52
August 2010	207	57,734,929.34	9.47	278,912.70	6.132	77.18	704	94.20
September 2010	257	72,642,740.27	11.92	282,656.58	6.411	76.96	706	91.36
October 2010	275	79,202,513.30	13.00	288,009.14	6.365	76.36	702	89.92
November 2010	182	46,155,986.00	7.57	253,604.32	6.587	76.99	704	92.87
June 2012	1	300,000.00	0.05	300,000.00	5.375	71.43	762	100.00
July 2012	6	1,850,000.00	0.30	308,333.33	5.614	63.14	738	100.00
August 2012	9	3,107,043.60	0.51	345,227.07	5.659	69.95	723	85.89
September 2012	6	1,522,962.66	0.25	253,827.11	6.030	72.40	667	85.81
October 2012	4	1,328,900.00	0.22	332,225.00	5.633	80.53	747	100.00
November 2012	6	2,203,900.00	0.36	367,316.67	5.805	65.04	786	100.00
September 2015	2	1,042,000.00	0.17	521,000.00	5.734	79.85	721	100.00
October 2015	3	1,248,850.00	0.20	416,283.33	5.886	59.71	715	100.00
November 2015	3	853,700.00	0.14	284,566.67	5.931	77.54	715	100.00
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS *(continued)*

Maximum Mortgage Rates of Adjustable Rate Mortgage Loans

Maximum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
9.000 - 9.499	1	$168,909.98	0.03%	$168,909.98	4.250%	92.20%	515	N/A
9.500 - 9.999	9	3,675,174.73	0.60	408,352.75	4.795	68.12	712	95.76
10.000 - 10.499	36	10,431,615.01	1.71	289,767.08	5.232	74.05	738	89.04
10.500 - 10.999	280	86,800,408.68	14.24	310,001.46	5.704	72.96	714	96.17
11.000 - 11.499	315	95,287,454.57	15.64	302,499.86	5.987	75.22	705	92.04
11.500 - 11.999	534	159,151,617.92	26.12	298,036.74	6.182	77.09	701	93.67
12.000 - 12.499	369	107,591,301.39	17.66	291,575.34	6.434	78.77	686	85.91
12.500 - 12.999	313	94,897,807.53	15.57	303,187.88	6.823	79.97	671	71.87
13.000 - 13.499	119	33,184,794.46	5.45	278,863.82	7.300	83.45	661	61.30
13.500 - 13.999	49	12,901,268.57	2.12	263,291.20	7.688	84.14	668	60.89
14.000 - 14.499	12	2,765,244.21	0.45	230,437.02	8.120	84.23	640	39.22
14.500 - 14.999	8	2,387,093.69	0.39	298,386.71	7.926	85.12	671	72.73
15.500 - 15.999	2	151,200.46	0.02	75,600.23	9.543	96.70	663	65.97
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

Minimum Mortgage Rates of Adjustable Rate Mortgage Loans

Minimum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
2.000 - 2.499	832	$226,954,242.37	37.24%	$272,781.54	6.269%	76.48%	708	91.83%
2.500 - 2.999	538	174,023,547.50	28.56	323,463.84	6.238	77.30	696	94.07
3.000 - 3.499	188	56,110,847.80	9.21	298,461.96	6.212	75.72	701	91.95
3.500 - 3.999	122	45,850,939.34	7.52	375,827.37	6.062	76.33	716	96.62
4.000 - 4.499	13	4,318,585.85	0.71	332,198.91	6.193	78.78	707	81.72
4.500 - 4.999	2	972,800.00	0.16	486,400.00	6.876	79.03	658	100.00
5.000 - 5.499	10	2,377,420.56	0.39	237,742.06	5.957	70.66	667	69.88
5.500 - 5.999	24	8,312,622.81	1.36	346,359.28	5.849	78.64	647	75.25
6.000 - 6.499	76	24,140,136.86	3.96	317,633.38	6.227	78.98	648	61.66
6.500 - 6.999	148	41,451,038.55	6.80	280,074.58	6.743	80.49	639	49.68
7.000 - 7.499	59	16,419,653.16	2.69	278,299.21	7.212	84.87	636	38.21
7.500 - 7.999	23	5,799,717.35	0.95	252,161.62	7.695	88.33	646	35.05
8.000 - 8.499	6	1,143,168.69	0.19	190,528.12	8.170	86.09	605	N/A
8.500 - 8.999	6	1,519,170.36	0.25	253,195.06	8.745	88.53	643	40.60
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS *(continued)*

Initial Periodic Rate Caps of Adjustable Rate Mortgage Loans

Initial Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
1.000	22	$7,286,649.71	1.20%	$331,211.35	5.755%	78.54%	711	95.54%
2.000	27	7,736,434.00	1.27	286,534.59	5.847	76.18	721	100.00
3.000	961	303,172,155.05	49.75	315,475.71	6.334	78.34	682	79.76
4.000	1	168,000.00	0.03	168,000.00	6.250	80.00	666	100.00
5.000	984	273,220,882.82	44.83	277,663.50	6.334	76.70	704	91.99
6.000	52	17,809,769.62	2.92	342,495.57	6.021	72.68	720	94.32
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

Subsequent Periodic Rate Caps of Adjustable Rate Mortgage Loans

Subsequent Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
1.000	2,047	$609,393,891.20	100.00%	$297,700.97	6.312%	77.42%	694	86.12%
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Fixed Rate Mortgage Loan Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

		Collateral Summary	Ranges (if applicable)
Total Number of Loans		1,223	
Total Outstanding Loan Principal Balance		383,777,957.00	
Average Outstanding Loan Principal Balance		313,800.46	$ 40,612.43 - $1,981,800.00
WA Coupon		6.054%	4.750% - 9.000%
WA Remaining Term (mo.)		352	176 - 360
WA Original LTV**		68.82%	12.84% - 100.00%
WA FICO*		715	581 - 820
WA Seasoning (mo.)		1	0 - 7
Interest Only Loans		52.46%	
1st Liens		100.00%	
2nd Liens		0.00%	
Simultaneous 2nd Liens		30.39%	
Loan Type			
ARM		0.00%	
Fixed		100.00%	
Geographic Distribution			
	CA	54.63%	
	GA	14.10%	
	NY	8.84%	

*Zero Values Excluded

**WA Original LTV is defined as the Loan-to-Value Ratios of the First Lien Mortgage Loans.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – FIXED RATE MORTGAGE LOANS

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon*	WA OLTV	WA FICO*	IO %
25,000.01 - 50,000.00	3	$139,612.43	0.04%	$46,537.48	7.191%	54.13%	684	N/A
50,000.01 - 75,000.00	24	1,542,862.72	0.40	64,285.95	6.925	72.47	690	4.70
75,000.01 - 100,000.00	57	5,060,518.78	1.32	88,781.03	6.593	64.20	706	27.07
100,000.01 - 125,000.00	70	7,873,393.74	2.05	112,477.05	6.487	71.95	699	49.27
125,000.01 - 150,000.00	96	13,346,906.16	3.48	139,030.27	6.379	69.41	704	42.01
150,000.01 - 175,000.00	97	15,777,063.27	4.11	162,650.14	6.288	66.85	697	27.51
175,000.01 - 200,000.00	103	19,315,658.62	5.03	187,530.67	6.321	69.90	708	45.48
200,000.01 - 225,000.00	69	14,747,342.33	3.84	213,729.60	6.349	71.44	696	47.72
225,000.01 - 250,000.00	76	18,173,206.12	4.74	239,121.13	6.178	70.55	687	46.48
250,000.01 - 275,000.00	59	15,361,373.39	4.00	260,362.26	6.104	68.90	699	52.53
275,000.01 - 300,000.00	68	19,679,560.41	5.13	289,405.30	6.176	71.47	707	51.38
300,000.01 - 325,000.00	41	12,827,990.80	3.34	312,877.82	6.112	70.10	711	65.90
325,000.01 - 359,650.00	65	22,279,061.62	5.81	342,754.79	6.177	72.98	700	53.57
359,650.01 - 500,000.00	229	97,033,825.76	25.28	423,728.50	5.945	69.05	725	52.50
500,000.01 -1,000,000.00	151	99,881,843.66	26.03	661,469.16	5.884	67.84	723	54.63
>1,000,000.00	15	20,737,737.19	5.40	1,382,515.81	5.732	61.06	749	85.50
Total:	**1,223**	**$383,777,957.00**	**100.00%**	**$313,800.46**	**6.054%**	**68.82%**	**715**	**52.46%**

*weighted by principal balance

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
25,000.01 - 50,000.00	3	$139,612.43	0.04%	$46,537.48	7.191%	54.13%	684	N/A
50,000.01 - 75,000.00	24	1,542,862.72	0.40	64,285.95	6.925	72.47	690	4.70
75,000.01 - 100,000.00	57	5,060,518.78	1.32	88,781.03	6.593	64.20	706	27.07
100,000.01 - 125,000.00	70	7,873,393.74	2.05	112,477.05	6.487	71.95	699	49.27
125,000.01 - 150,000.00	97	13,496,783.47	3.52	139,142.10	6.374	69.52	703	41.54
150,000.01 - 175,000.00	96	15,627,185.96	4.07	162,783.19	6.292	66.73	697	27.78
175,000.01 - 200,000.00	103	19,315,658.62	5.03	187,530.67	6.321	69.90	708	45.48
200,000.01 - 225,000.00	69	14,747,342.33	3.84	213,729.60	6.349	71.44	696	47.72
225,000.01 - 250,000.00	76	18,173,206.12	4.74	239,121.13	6.178	70.55	687	46.48
250,000.01 - 275,000.00	59	15,361,373.39	4.00	260,362.26	6.104	68.90	699	52.53
275,000.01 - 300,000.00	68	19,679,560.41	5.13	289,405.30	6.176	71.47	707	51.38
300,000.01 - 325,000.00	41	12,827,990.80	3.34	312,877.82	6.112	70.10	711	65.90
325,000.01 - 359,650.00	66	22,638,325.75	5.90	343,004.94	6.173	73.09	700	52.72
359,650.01 - 500,000.00	228	96,674,561.63	25.19	424,011.24	5.945	69.01	725	52.69
500,000.01 -1,000,000.00	151	99,881,843.66	26.03	661,469.16	5.884	67.84	723	54.63
>1,000,000.00	15	20,737,737.19	5.40	1,382,515.81	5.732	61.06	749	85.50
Total:	**1,223**	**$383,777,957.00**	**100.00%**	**$313,800.46**	**6.054%**	**68.82%**	**715**	**52.46%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – FIXED RATE MORTGAGE LOANS *(continued)*

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
4.500 - 4.999	3	$851,008.05	0.22%	$283,669.35	4.865%	71.84%	709	N/A
5.000 - 5.499	121	57,691,893.08	15.03	476,792.50	5.183	59.13	738	49.24
5.500 - 5.999	399	136,895,884.75	35.67	343,097.46	5.775	66.12	726	50.77
6.000 - 6.499	304	95,461,003.37	24.87	314,016.46	6.201	70.18	713	59.98
6.500 - 6.999	269	68,187,402.00	17.77	253,484.77	6.647	76.10	685	49.45
7.000 - 7.499	72	13,523,527.08	3.52	187,826.77	7.138	79.12	692	56.66
7.500 - 7.999	39	7,421,935.45	1.93	190,306.04	7.632	85.01	695	45.68
8.000 - 8.499	8	2,016,894.43	0.53	252,111.80	8.117	81.48	664	10.10
8.500 - 8.999	7	1,670,108.79	0.44	238,586.97	8.543	76.61	752	72.50
9.000 - 9.499	1	58,300.00	0.02	58,300.00	9.000	77.32	691	N/A
Total:	**1,223**	**$383,777,957.00**	**100.00%**	**$313,800.46**	**6.054%**	**68.82%**	**715**	**52.46%**

Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
120 - 180	54	$12,484,999.01	3.25%	$231,203.69	5.811%	59.37%	699	N/A
181 - 240	10	1,758,102.86	0.46	175,810.29	6.152	59.74	696	N/A
241 - 360	1,159	369,534,855.13	96.29	318,839.39	6.061	69.18	716	54.49
Total:	**1,223**	**$383,777,957.00**	**100.00%**	**$313,800.46**	**6.054%**	**68.82%**	**715**	**52.46%**

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
121 - 180	54	$12,484,999.01	3.25%	$231,203.69	5.811%	59.37%	699	N/A
181 - 240	10	1,758,102.86	0.46	175,810.29	6.152	59.74	696	N/A
301 - 360	1,159	369,534,855.13	96.29	318,839.39	6.061	69.18	716	54.49
Total:	**1,223**	**$383,777,957.00**	**100.00%**	**$313,800.46**	**6.054%**	**68.82%**	**715**	**52.46%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – FIXED RATE MORTGAGE LOANS *(continued)*

Seasoning of Mortgage Loans

Seasoning (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
0 - 6	1,222	$383,679,867.00	99.97%	$313,976.98	6.054%	68.81%	715	52.45%
7 - 12	1	98,090.00	0.03	98,090.00	6.375	85.00	725	100.00
Total:	**1,223**	**$383,777,957.00**	**100.00%**	**$313,800.46**	**6.054%**	**68.82%**	**715**	**52.46%**

Original Loan-to-Value Ratios of Mortgage Loans

Original LTVs (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
0.01 - 25.00	14	$1,982,051.58	0.52%	$141,575.11	5.759%	19.20%	739	46.62%
25.01 - 30.00	16	4,063,110.52	1.06	253,944.41	5.760	28.21	713	37.88
30.01 - 35.00	22	6,048,659.90	1.58	274,939.09	5.614	33.02	722	51.19
35.01 - 40.00	31	7,913,723.52	2.06	255,281.40	5.539	37.70	725	52.79
40.01 - 45.00	26	7,464,142.62	1.94	287,082.41	5.810	43.04	723	39.18
45.01 - 50.00	53	15,802,190.43	4.12	298,154.54	5.852	47.88	708	44.25
50.01 - 55.00	73	23,616,083.72	6.15	323,508.00	5.835	52.31	725	45.13
55.01 - 60.00	114	43,975,082.18	11.46	385,746.33	5.765	58.05	725	55.45
60.01 - 65.00	112	47,875,418.96	12.47	427,459.10	5.799	63.71	718	49.94
65.01 - 70.00	76	27,987,714.08	7.29	368,259.40	6.056	68.69	725	44.55
70.01 - 75.00	58	20,631,647.95	5.38	355,718.07	6.016	73.30	723	58.62
75.01 - 80.00	499	147,968,431.87	38.56	296,529.92	6.219	79.65	709	57.84
80.01 - 85.00	15	4,347,582.06	1.13	289,838.80	6.505	83.93	663	24.74
85.01 - 90.00	46	10,232,082.78	2.67	222,436.58	6.586	89.64	694	40.20
90.01 - 95.00	45	8,887,757.97	2.32	197,505.73	7.090	94.74	716	49.33
95.01 - 100.00	23	4,982,276.86	1.30	216,620.73	6.709	99.91	741	60.69
Total:	**1,223**	**$383,777,957.00**	**100.00%**	**$313,800.46**	**6.054%**	**68.82%**	**715**	**52.46%**

Occupancy Status of Mortgage Loans

Occupancy Status	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Owner Occupied	1,030	$335,660,429.18	87.46%	$325,883.91	6.014%	68.92%	715	51.99%
Investor	148	$35,245,269.80	9.18	238,143.71	6.387	66.54	718	52.95
Second Home	45	12,872,258.02	3.35	286,050.18	6.178	72.21	720	63.43
Total:	**1,223**	**$383,777,957.00**	**100.00%**	**$313,800.46**	**6.054%**	**68.82%**	**715**	**52.46%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – FIXED RATE MORTGAGE LOANS *(continued)*

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Single Family	776	$248,128,341.01	64.65%	$319,753.02	6.006%	67.92%	713	48.16%
Pud	266	73,775,850.41	19.22	277,352.82	6.084	73.03	724	62.36
Condo	87	28,621,504.06	7.46	328,982.81	6.172	71.27	724	72.67
2 Family	68	24,241,708.75	6.32	356,495.72	6.298	64.47	711	45.71
3-4 Family	26	9,010,552.77	2.35	346,559.72	6.100	63.00	700	44.04
Total:	**1,223**	**$383,777,957.00**	**100.00%**	**$313,800.46**	**6.054%**	**68.82%**	**715**	**52.46%**

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Cashout Refinance	599	$194,279,422.65	50.62%	$324,339.60	5.995%	63.86%	704	43.31%
Purchase	497	141,123,982.10	36.77	283,951.67	6.219	77.21	726	60.95
Rate/Term Refinance	127	48,374,552.25	12.60	380,901.99	5.805	64.25	730	64.48
Total:	**1,223**	**$383,777,957.00**	**100.00%**	**$313,800.46**	**6.054%**	**68.82%**	**715**	**52.46%**

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Stated Income, Verified Asset	320	$105,024,887.91	27.37%	$328,202.77	6.213%	73.19%	717	62.21%
Full Doc	290	97,434,199.89	25.39	335,980.00	5.956	74.43	728	56.50
No Income, No Asset	289	84,573,989.26	22.04	292,643.56	5.856	57.10	715	47.04
Stated Income, Stated Asset	216	62,536,849.21	16.30	289,522.45	6.231	69.68	696	36.35
No Ratio	108	34,208,030.73	8.91	316,741.03	6.009	66.80	712	53.91
Total:	**1,223**	**$383,777,957.00**	**100.00%**	**$313,800.46**	**6.054%**	**68.82%**	**715**	**52.46%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – FIXED RATE MORTGAGE LOANS *(continued)*

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
15Y Fixed Amort	54	$12,484,999.01	3.25%	$231,203.69	5.811%	59.37%	699	N/A
20Y Fixed Amort	10	1,758,102.86	0.46	175,810.29	6.152	59.74	696	N/A
30Y Fixed Amort	582	166,787,026.13	43.46	286,575.65	6.072	68.50	711	N/A
30Y Fixed Amort (IO)	575	201,347,829.00	52.46	350,170.14	6.054	69.69	720	100.00
Fix Balloon (40 Yr A)	2	1,400,000.00	0.36	700,000.00	5.918	76.80	662	N/A
Total:	**1,223**	**$383,777,957.00**	**100.00%**	**$313,800.46**	**6.054%**	**68.82%**	**715**	**52.46%**

Index Type of Mortgage Loans

Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Fixed	1,223	$383,777,957.00	100.00%	$313,800.46	6.054%	68.82%	715	52.46%
Total:	**1,223**	**$383,777,957.00**	**100.00%**	**$313,800.46**	**6.054%**	**68.82%**	**715**	**52.46%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – FIXED RATE MORTGAGE LOANS *(continued)*

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
California	558	$209,667,504.62	54.63%	$375,748.22	5.828%	64.10%	720	53.48%
Georgia	225	54,094,671.48	14.10	240,420.76	6.179	76.60	727	72.69
New York	98	33,914,373.68	8.84	346,065.04	6.416	72.45	685	35.26
New Jersey	88	26,683,990.90	6.95	303,227.17	6.330	70.92	705	39.52
Florida	43	12,371,076.47	3.22	287,699.45	6.567	68.80	728	65.45
Massachusetts	13	5,495,446.29	1.43	422,726.64	6.270	68.50	708	43.16
Washington	23	5,429,353.10	1.41	236,058.83	6.070	79.43	726	60.62
Pennsylvania	22	3,911,112.83	1.02	177,777.86	6.433	73.60	688	35.05
Colorado	15	3,057,120.63	0.80	203,808.04	6.597	87.49	709	64.63
North Carolina	11	2,664,942.94	0.69	242,267.54	6.911	80.36	684	21.02
Connecticut	12	2,360,668.62	0.62	196,722.39	6.364	78.48	705	7.55
Maryland	8	2,359,052.64	0.61	294,881.58	6.044	74.29	701	12.89
Oregon	10	2,092,078.90	0.55	209,207.89	6.160	77.45	718	78.48
Arizona	12	2,077,234.65	0.54	173,102.89	6.405	79.68	694	40.07
Texas	14	2,021,739.27	0.53	144,409.95	6.740	82.75	692	6.37
Nevada	8	1,903,852.75	0.50	237,981.59	6.189	74.95	705	62.15
Michigan	9	1,816,369.10	0.47	201,818.79	6.588	79.60	708	38.71
Ohio	7	1,811,023.48	0.47	258,717.64	6.099	73.81	714	63.76
Virginia	5	1,568,516.82	0.41	313,703.36	6.506	80.00	687	52.53
Alabama	4	$1,465,536.10	0.38	366,384.03	6.381	75.71	679	30.68
Illinois	3	889,296.94	0.23	296,432.31	5.854	80.71	764	N/A
New Hampshire	1	897,099.98	0.23	897,099.98	5.625	60.00	777	N/A
New Mexico	7	804,822.46	0.21	114,974.64	6.156	73.44	702	65.96
Tennessee	7	798,063.26	0.21	114,009.04	7.354	85.91	661	50.95
Minnesota	1	620,000.00	0.16	620,000.00	5.625	59.05	757	100.00
South Carolina	5	630,104.75	0.16	126,020.95	7.385	93.65	734	39.62
Delaware	2	525,771.49	0.14	262,885.75	6.332	76.05	774	N/A
Utah	4	551,364.74	0.14	137,841.19	6.523	78.16	715	35.33
Indiana	3	496,119.67	0.13	165,373.22	7.407	91.68	734	N/A
Maine	2	356,748.44	0.09	178,374.22	5.976	77.64	652	N/A
Missouri	1	225,200.00	0.06	225,200.00	6.750	80.00	671	100.00
Idaho	1	104,900.00	0.03	104,900.00	5.625	37.88	758	100.00
Nebraska	1	112,800.00	0.03	112,800.00	5.500	80.00	743	N/A
Total:	**1,223**	**$383,777,957.00**	**100.00%**	**$313,800.46**	**6.054%**	**68.82%**	**715**	**52.46%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – FIXED RATE MORTGAGE LOANS *(continued)*

Original Prepayment Penalty Term

Original Prepayment Penalty Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
No Penalty	258	$79,196,118.59	20.64%	$306,961.70	6.292%	70.63%	711	46.34%
12	121	36,902,601.51	9.62	304,980.18	6.427	72.46	693	29.71
24	94	25,138,371.99	6.55	267,429.49	6.275	69.81	711	52.21
36	649	204,081,830.93	53.18	314,455.83	5.886	66.92	717	53.74
60	101	38,459,033.98	10.02	380,782.51	5.948	71.02	742	80.31
Total:	**1,223**	**$383,777,957.00**	**100.00%**	**$313,800.46**	**6.054%**	**68.82%**	**715**	**52.46%**

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Not Available	1	$208,297.35	0.05%	$208,297.35	6.125%	50.00%	N/A	N/A
576 - 600	12	2,648,170.92	0.69	220,680.91	6.637	70.89	593	10.42
601 - 625	43	11,500,662.22	3.00	267,457.26	6.467	66.87	618	24.55
626 - 650	110	26,425,213.78	6.89	240,229.22	6.427	67.85	638	47.99
651 - 675	187	51,447,433.65	13.41	275,119.97	6.226	71.21	663	46.49
676 - 700	198	58,111,285.68	15.14	293,491.34	6.162	71.93	687	50.07
701 - 725	199	62,167,110.90	16.20	312,397.54	6.054	70.74	713	56.35
726 - 750	176	58,403,898.07	15.22	331,840.33	5.999	67.58	736	58.14
751 - 775	162	57,117,800.11	14.88	352,579.01	5.873	67.38	762	61.30
776 - 800	115	48,649,145.27	12.68	423,036.05	5.684	63.51	786	51.23
801 - 825	20	7,098,939.05	1.85	354,946.95	6.074	73.71	808	51.14
Total:	**1,223**	**$383,777,957.00**	**100.00%**	**$313,800.46**	**6.054%**	**68.82%**	**715**	**52.46%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Interest Only Mortgage Loan Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

		Collateral Summary	Ranges (if applicable)
Total Number of Loans		2,293	
Total Outstanding Loan Principal Balance		$726,166,670.00	
Average Outstanding Loan Principal Balance		$316,688.47	
WA Coupon		6.192%	4.000% - 9.500%
WA Remaining Term (mo.)		358	353 - 360
WA Original LTV**		75.03%	13.84% - 100.00%
WA FICO*		705	580 - 822
WA Seasoning (mo.)		2	0 - 7
Interest Only Loans		100.00%	
1st Liens		100.00%	
2nd Liens		0.00%	
Simultaneous 2nd Liens		55.94%	
Loan Type			
ARM		72.27%	
Fixed		27.73%	
Geographic Distribution			
	CA	59.80%	
	GA	11.47%	
	FL	6.20%	
ARM Characteristics			
Gross Margin		2.990%	2.250% - 7.600%
Initial Periodic Cap		4.013%	1.000% - 6.000%
Subsequent Periodic Cap		1.000%	1.000% - 1.000%
Lifetime Maximum Rate		11.751%	9.750% - 15.500%
Lifetime Minimum Rate		3.082%	2.250% - 8.875%

*Zero Values Excluded

**WA Original LTV is defined as the Loan-to-Value Ratios of the First Lien Mortgage Loans.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – INTEREST ONLY LOANS

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon*	WA OLTV*	WA FICO*	IO %
50,000.01 - 75,000.00	10	$683,409.00	0.09%	$68,340.90	6.756%	68.85%	699	100.00%
75,000.01 - 100,000.00	72	6,521,540.00	0.90	90,576.94	6.648	72.55	712	100.00
100,000.01 - 125,000.00	113	12,890,264.00	1.78	114,073.13	6.515	78.99	703	100.00
125,000.01 - 150,000.00	170	23,670,314.00	3.26	139,237.14	6.396	76.80	705	100.00
150,000.01 - 175,000.00	146	23,628,164.00	3.25	161,836.74	6.448	77.02	705	100.00
175,000.01 - 200,000.00	179	33,745,897.00	4.65	188,524.56	6.329	77.63	707	100.00
200,000.01 - 225,000.00	163	34,768,619.00	4.79	213,304.41	6.270	76.94	699	100.00
225,000.01 - 250,000.00	133	31,824,395.00	4.38	239,281.17	6.266	77.10	699	100.00
250,000.01 - 275,000.00	148	38,858,445.00	5.35	262,557.06	6.229	77.03	703	100.00
275,000.01 - 300,000.00	155	44,668,864.00	6.15	288,186.22	6.147	76.74	696	100.00
300,000.01 - 325,000.00	117	36,744,103.00	5.06	314,052.16	6.197	76.09	698	100.00
325,000.01 - 359,650.00	157	53,716,094.00	7.40	342,140.73	6.240	76.87	693	100.00
359,650.01 - 500,000.00	481	204,688,692.00	28.19	425,548.22	6.152	76.05	704	100.00
500,000.01 -1,000,000.00	225	147,227,133.00	20.27	654,342.81	6.105	72.13	710	100.00
>1,000,000.00	24	32,530,737.00	4.48	1,355,447.38	5.911	62.31	734	100.00
Total:	**2,293**	**$726,166,670.00**	**100.00%**	**$316,688.47**	**6.192%**	**75.03%**	**705**	**100.00%**

*weighted by principal balance

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
50,000.01 - 75,000.00	10	$683,409.00	0.09%	$68,340.90	6.756%	68.85%	699	100.00%
75,000.01 - 100,000.00	72	6,521,540.00	0.90	90,576.94	6.648	72.55	712	100.00
100,000.01 - 125,000.00	113	12,890,264.00	1.78	114,073.13	6.515	78.99	703	100.00
125,000.01 - 150,000.00	170	23,670,314.00	3.26	139,237.14	6.396	76.80	705	100.00
150,000.01 - 175,000.00	146	23,628,164.00	3.25	161,836.74	6.448	77.02	705	100.00
175,000.01 - 200,000.00	179	33,745,897.00	4.65	188,524.56	6.329	77.63	707	100.00
200,000.01 - 225,000.00	163	34,768,619.00	4.79	213,304.41	6.270	76.94	699	100.00
225,000.01 - 250,000.00	133	31,824,395.00	4.38	239,281.17	6.266	77.10	699	100.00
250,000.01 - 275,000.00	148	38,858,445.00	5.35	262,557.06	6.229	77.03	703	100.00
275,000.01 - 300,000.00	155	44,668,864.00	6.15	288,186.22	6.147	76.74	696	100.00
300,000.01 - 325,000.00	117	36,744,103.00	5.06	314,052.16	6.197	76.09	698	100.00
325,000.01 - 359,650.00	157	53,716,094.00	7.40	342,140.73	6.240	76.87	693	100.00
359,650.01 - 500,000.00	481	204,688,692.00	28.19	425,548.22	6.152	76.05	704	100.00
500,000.01 -1,000,000.00	225	147,227,133.00	20.27	654,342.81	6.105	72.13	710	100.00
>1,000,000.00	24	32,530,737.00	4.48	1,355,447.38	5.911	62.31	734	100.00
Total:	**2,293**	**$726,166,670.00**	**100.00%**	**$316,688.47**	**6.192%**	**75.03%**	**705**	**100.00%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – INTEREST ONLY LOANS *(continued)*

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
4.000 - 4.499	1	$450,000.00	0.06%	$450,000.00	4.000%	51.14%	753	100.00%
4.500 - 4.999	26	9,351,705.00	1.29	359,680.96	4.832	71.98	717	100.00
5.000 - 5.499	140	58,941,449.00	8.12	421,010.35	5.217	64.80	729	100.00
5.500 - 5.999	679	227,087,931.00	31.27	334,444.67	5.762	72.42	717	100.00
6.000 - 6.499	606	192,168,401.00	26.46	317,109.57	6.198	75.71	704	100.00
6.500 - 6.999	544	162,057,729.00	22.32	297,900.24	6.667	78.71	688	100.00
7.000 - 7.499	195	49,143,246.00	6.77	252,016.65	7.166	81.26	683	100.00
7.500 - 7.999	77	20,805,558.00	2.87	270,202.05	7.609	81.71	688	100.00
8.000 - 8.499	17	3,684,611.00	0.51	216,741.82	8.167	86.06	681	100.00
8.500 - 8.999	7	2,376,290.00	0.33	339,470.00	8.622	82.79	724	100.00
9.500 - 9.999	1	99,750.00	0.01	99,750.00	9.500	95.00	651	100.00
Total:	**2,293**	**$726,166,670.00**	**100.00%**	**$316,688.47**	**6.192%**	**75.03%**	**705**	**100.00%**

Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
241 - 360	2,293	$726,166,670.00	100.00%	$316,688.47	6.192%	75.03%	705	100.00%
Total:	**2,293**	**$726,166,670.00**	**100.00%**	**$316,688.47**	**6.192%**	**75.03%**	**705**	**100.00%**

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
301 - 360	2,293	$726,166,670.00	100.00%	$316,688.47	6.192%	75.03%	705	100.00%
Total:	**2,293**	**$726,166,670.00**	**100.00%**	**$316,688.47**	**6.192%**	**75.03%**	**705**	**100.00%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – INTEREST ONLY LOANS *(continued)*

Seasoning of Mortgage Loans

Seasoning (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
0 - 6	2,292	$726,068,580.00	99.99%	$316,783.85	6.192%	75.03%	705	100.00%
7 - 12	1	98,090.00	0.01	98,090.00	6.375	85.00	725	100.00
Total:	**2,293**	**$726,166,670.00**	**100.00%**	**$316,688.47**	**6.192%**	**75.03%**	**705**	**100.00%**

Original Loan-to-Value Ratios of Mortgage Loans

Original LTVs (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
0.01 - 25.00	8	$1,791,000.00	0.25%	$223,875.00	6.155%	18.50%	749	100.00%
25.01 - 30.00	5	1,724,000.00	0.24	344,800.00	5.853	28.22	729	100.00
30.01 - 35.00	10	3,893,000.00	0.54	389,300.00	5.297	33.06	741	100.00
35.01 - 40.00	20	6,764,800.00	0.93	338,240.00	5.505	38.19	703	100.00
40.01 - 45.00	19	4,591,900.00	0.63	241,678.95	5.814	43.17	729	100.00
45.01 - 50.00	38	12,918,342.00	1.78	339,956.37	5.758	48.05	704	100.00
50.01 - 55.00	48	18,090,150.00	2.49	376,878.13	5.769	52.75	722	100.00
55.01 - 60.00	95	42,084,667.00	5.80	442,996.49	5.779	58.21	725	100.00
60.01 - 65.00	115	47,130,705.00	6.49	409,832.22	5.832	63.90	701	100.00
65.01 - 70.00	136	48,880,072.00	6.73	359,412.29	6.154	69.07	707	100.00
70.01 - 75.00	97	35,718,561.00	4.92	368,232.59	6.260	73.48	707	100.00
75.01 - 80.00	1,473	445,600,018.00	61.36	302,511.89	6.243	79.80	704	100.00
80.01 - 85.00	28	7,527,209.00	1.04	268,828.89	6.524	83.86	662	100.00
85.01 - 90.00	90	24,902,392.00	3.43	276,693.24	6.744	89.60	672	100.00
90.01 - 95.00	82	18,556,859.00	2.56	226,303.16	7.110	94.80	701	100.00
95.01 - 100.00	29	5,992,995.00	0.83	206,655.00	6.451	99.97	742	100.00
Total:	**2,293**	**$726,166,670.00**	**100.00%**	**$316,688.47**	**6.192%**	**75.03%**	**705**	**100.00%**

Occupancy Status of Mortgage Loans

Occupancy Status	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Owner Occupied	1,896	$626,347,076.00	86.25%	$330,351.83	6.138%	75.13%	703	100.00%
Investor	295	72,810,255.00	10.03	246,814.42	6.598	73.47	716	100.00
Second Home	102	27,009,339.00	3.72	264,797.44	6.352	76.88	719	100.00
Total:	**2,293**	**$726,166,670.00**	**100.00%**	**$316,688.47**	**6.192%**	**75.03%**	**705**	**100.00%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – INTEREST ONLY LOANS *(continued)*

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Single Family	1,292	$438,985,423.00	60.45%	$339,772.00	6.142%	74.34%	701	100.00 %
Pud	643	170,390,923.00	23.46	264,993.66	6.248	77.28	711	100.00
Condo	235	69,129,074.00	9.52	294,166.27	6.211	76.90	715	100.00
2 Family	74	26,715,950.00	3.68	361,026.35	6.480	72.96	696	100.00
3-4 Family	49	20,945,300.00	2.88	427,455.10	6.362	67.70	708	100.00
Total:	**2,293**	**$726,166,670.00**	**100.00%**	**$316,688.47**	**6.192%**	**75.03%**	**705**	**100.00 %**

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Purchase	1,502	$442,873,934.00	60.99%	$294,856.15	6.287%	79.21%	710	100.00 %
Cashout Refinance	659	229,779,434.00	31.64	348,678.96	6.089	68.56	690	100.00
Rate/Term Refinance	132	53,513,302.00	7.37	405,403.80	5.854	68.20	723	100.00
Total:	**2,293**	**$726,166,670.00**	**100.00%**	**$316,688.47**	**6.192%**	**75.03%**	**705**	**100.00 %**

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Stated Income, Verified Asset	889	$299,138,129.00	41.19%	$336,488.33	6.228%	77.03%	707	100.00 %
Full Doc	505	144,468,457.00	19.89	286,076.15	6.025	77.41	712	100.00
Stated Income, Stated Asset	401	127,091,561.00	17.50	316,936.56	6.334	75.44	688	100.00
No Ratio	259	84,637,025.00	11.66	326,783.88	6.306	74.78	706	100.00
No Income, No Asset	239	70,831,498.00	9.75	296,366.10	5.990	61.29	708	100.00
Total:	**2,293**	**$726,166,670.00**	**100.00%**	**$316,688.47**	**6.192%**	**75.03%**	**705**	**100.00 %**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – INTEREST ONLY LOANS *(continued)*

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
6 Mo Libor Arm (IO)	24	$8,555,720.00	1.18%	$356,488.33	5.933%	78.18%	716	100.00%
2/6 Arm (IO)	663	219,814,200.00	30.27	331,544.80	6.218	78.05	689	100.00
3/6 Arm (IO)	87	27,405,899.00	3.77	315,010.33	6.089	75.53	701	100.00
5/6 Arm (IO)	907	256,240,259.00	35.29	282,514.07	6.321	76.74	704	100.00
7/6 Arm (IO)	29	9,658,213.00	1.33	333,041.83	5.703	69.48	737	100.00
10/6 Arm (IO)	8	3,144,550.00	0.43	393,068.75	5.848	71.23	717	100.00
30Y Fixed Amort (IO)	575	201,347,829.00	27.73	350,170.14	6.054	69.69	720	100.00
Total:	**2,293**	**$726,166,670.00**	**100.00%**	**$316,688.47**	**6.192%**	**75.03%**	**705**	**100.00%**

Index Type of Mortgage Loans

Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
6 Mo Libor	1,718	$524,818,841.00	72.27%	$305,482.45	6.245%	77.08%	699	100.00%
Fixed	575	201,347,829.00	27.73	350,170.14	6.054	69.69	720	100.00
Total:	**2,293**	**$726,166,670.00**	**100.00%**	**$316,688.47**	**6.192%**	**75.03%**	**705**	**100.00%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – INTEREST ONLY LOANS *(continued)*

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
California	1,138	$434,248,429.00	59.80%	$381,589.13	6.062%	73.04%	704	100.00 %
Georgia	385	83,290,275.00	11.47	216,338.38	6.156	77.29	718	100.00
Florida	179	45,003,389.00	6.20	251,415.58	6.748	78.58	702	100.00
New Jersey	107	38,591,127.00	5.31	360,664.74	6.606	75.09	693	100.00
New York	66	26,346,446.00	3.63	399,188.58	6.525	77.08	688	100.00
Nevada	63	15,577,537.00	2.15	247,262.49	6.161	79.02	706	100.00
Colorado	59	12,697,620.00	1.75	215,213.90	6.115	81.34	714	100.00
Washington	53	12,732,977.00	1.75	240,244.85	6.344	81.89	709	100.00
Arizona	49	9,947,344.00	1.37	203,007.02	6.437	81.32	712	100.00
Virginia	23	7,878,498.00	1.08	342,543.39	6.253	79.09	688	100.00
Massachusetts	18	6,782,500.00	0.93	376,805.56	6.407	73.94	715	100.00
Maryland	18	5,435,250.00	0.75	301,958.33	6.405	78.35	690	100.00
Connecticut	13	3,911,344.00	0.54	300,872.62	6.470	81.30	669	100.00
Oregon	15	3,121,990.00	0.43	208,132.67	6.183	79.64	709	100.00
Pennsylvania	11	2,579,150.00	0.36	234,468.18	6.225	81.65	704	100.00
North Carolina	17	2,142,051.00	0.29	126,003.00	7.147	84.76	701	100.00
Texas	15	2,136,826.00	0.29	142,455.07	5.863	77.62	712	100.00
Ohio	8	1,926,000.00	0.27	240,750.00	6.086	76.96	714	100.00
Minnesota	6	1,923,200.00	0.26	320,533.33	5.825	73.25	737	100.00
South Carolina	14	1,763,448.00	0.24	125,960.57	7.131	81.16	742	100.00
New Mexico	9	1,371,830.00	0.19	152,425.56	6.153	80.27	738	100.00
Rhode Island	3	1,203,500.00	0.17	401,166.67	5.971	77.58	648	100.00
Missouri	3	1,175,200.00	0.16	391,733.33	5.899	79.87	727	100.00
Tennessee	5	1,018,255.00	0.14	203,651.00	6.785	81.31	680	100.00
Utah	4	792,400.00	0.11	198,100.00	6.939	80.00	686	100.00
Michigan	3	703,200.00	0.10	234,400.00	6.062	74.77	728	100.00
Illinois	3	551,850.00	0.08	183,950.00	6.465	84.52	725	100.00
Alabama	2	449,634.00	0.06	224,817.00	6.396	80.00	714	100.00
Hawaii	1	348,000.00	0.05	348,000.00	5.750	80.00	690	100.00
District of Columbia	1	280,000.00	0.04	280,000.00	5.875	64.37	695	100.00
Iowa	1	132,500.00	0.02	132,500.00	6.875	100.00	717	100.00
Idaho	1	104,900.00	0.01	104,900.00	5.625	37.88	758	100.00
Total:	**2,293**	**$726,166,670.00**	**100.00%**	**$316,688.47**	**6.192%**	**75.03%**	**705**	**100.00 %**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Original Prepayment Penalty Term

Original Prepayment Penalty Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
No Penalty	460	$149,519,140.00	20.59%	$325,041.61	6.439%	76.62%	700	100.00 %
6	30	14,308,117.00	1.97	476,937.23	6.210	73.93	720	100.00
12	221	76,409,017.00	10.52	345,742.16	6.340	74.69	702	100.00
24	650	200,095,749.00	27.56	307,839.61	6.171	77.48	695	100.00
36	766	230,435,603.00	31.73	300,829.77	6.052	72.44	709	100.00
60	166	55,399,044.00	7.63	333,729.18	5.977	73.44	736	100.00
Total:	**2,293**	**$726,166,670.00**	**100.00%**	**$316,688.47**	**6.192%**	**75.03%**	**705**	**100.00 %**

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
576 - 600	27	$7,803,800.00	1.07%	$289,029.63	6.753%	77.75%	591	100.00 %
601 - 625	78	23,428,112.00	3.23	300,360.41	6.476	75.24	616	100.00
626 - 650	228	71,060,717.00	9.79	311,669.81	6.509	75.98	639	100.00
651 - 675	381	113,208,187.00	15.59	297,134.35	6.327	76.64	664	100.00
676 - 700	432	136,209,406.00	18.76	315,299.55	6.216	75.90	687	100.00
701 - 725	381	118,968,808.00	16.38	312,254.09	6.160	75.27	712	100.00
726 - 750	307	101,722,042.00	14.01	331,342.16	6.071	74.66	737	100.00
751 - 775	276	91,052,677.00	12.54	329,901.00	6.017	74.16	762	100.00
776 - 800	155	53,391,784.00	7.35	344,463.12	5.828	69.57	785	100.00
801 - 825	28	9,321,137.00	1.28	332,897.75	6.132	73.39	807	100.00
Total:	**2,293**	**$726,166,670.00**	**100.00%**	**$316,688.47**	**6.192%**	**75.03%**	**705**	**100.00 %**

Margins of Adjustable Rate Mortgage Loans

Margins (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
2.000 - 2.499	757	$208,403,942.00	39.71%	$275,302.43	6.244%	76.34%	709	100.00 %
2.500 - 2.999	496	164,565,634.00	31.36	331,785.55	6.216	77.38	696	100.00
3.000 - 3.499	173	51,595,389.00	9.83	298,239.24	6.198	75.28	701	100.00

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

3.500 - 3.999	116	44,299,728.00	8.44	381,894.21	6.039	76.67	718	100.00
4.000 - 4.499	11	3,979,192.00	0.76	361,744.73	5.978	77.34	714	100.00
4.500 - 4.999	15	6,540,680.00	1.25	436,045.33	5.979	79.28	652	100.00
5.000 - 5.499	42	13,444,834.00	2.56	320,115.10	6.262	78.47	656	100.00
5.500 - 5.999	63	19,043,292.00	3.63	302,274.48	6.666	82.28	639	100.00
6.000 - 6.499	26	7,311,600.00	1.39	281,215.38	6.984	82.42	631	100.00
6.500 - 6.999	13	3,793,800.00	0.72	291,830.77	7.036	83.38	643	100.00
7.000 - 7.499	4	1,224,000.00	0.23	306,000.00	7.346	85.23	641	100.00
7.500 - 7.999	2	616,750.00	0.12	308,375.00	8.755	92.81	664	100.00
Total:	**1,718**	**$524,818,841.00**	**100.00%**	**$305,482.45**	**6.245%**	**77.08%**	**699**	**100.00 %**

COLLATERAL TABLES – INTEREST ONLY LOANS *(continued)*

Next Rate Change Dates of Adjustable Rate Mortgage Loans

Next Rate Change Dates	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
January 2006	1	$432,000.00	0.08%	$432,000.00	5.875%	80.00%	683	100.00 %
February 2006	6	2,142,028.00	0.41	357,004.67	5.890	76.69	698	100.00
March 2006	9	3,680,792.00	0.70	408,976.89	5.945	79.83	728	100.00
April 2006	7	2,200,900.00	0.42	314,414.29	5.967	77.60	717	100.00
May 2006	1	100,000.00	0.02	100,000.00	5.875	54.43	772	100.00
July 2007	15	4,757,962.00	0.91	317,197.47	5.964	77.29	722	100.00
August 2007	92	28,141,455.00	5.36	305,885.38	5.855	76.69	706	100.00
September 2007	180	62,994,619.00	12.00	349,970.11	6.214	77.27	695	100.00
October 2007	242	80,277,321.00	15.30	331,724.47	6.301	79.15	686	100.00
November 2007	134	43,642,843.00	8.32	325,692.86	6.331	78.08	673	100.00
June 2008	1	239,000.00	0.05	239,000.00	5.625	81.57	750	100.00
July 2008	3	592,788.00	0.11	197,596.00	5.790	80.29	695	100.00
August 2008	14	3,248,715.00	0.62	232,051.07	6.152	74.83	711	100.00
September 2008	29	10,434,281.00	1.99	359,802.79	6.248	74.62	704	100.00
October 2008	23	7,525,265.00	1.43	327,185.43	5.923	75.40	696	100.00
November 2008	17	5,365,850.00	1.02	315,638.24	6.027	77.10	697	100.00
June 2010	3	543,400.00	0.10	181,133.33	5.820	63.94	746	100.00
July 2010	67	20,866,037.00	3.98	311,433.39	6.044	76.63	700	100.00
August 2010	191	54,383,860.00	10.36	284,732.25	6.121	77.26	704	100.00
September 2010	230	66,364,777.00	12.65	288,542.51	6.413	76.97	706	100.00
October 2010	248	71,216,757.00	13.57	287,164.34	6.327	75.99	704	100.00
November 2010	168	42,865,428.00	8.17	255,151.36	6.564	77.17	703	100.00
June 2012	1	300,000.00	0.06	300,000.00	5.375	71.43	762	100.00
July 2012	6	1,850,000.00	0.35	308,333.33	5.614	63.14	738	100.00
August 2012	7	2,668,520.00	0.51	381,217.14	5.700	70.99	725	100.00
September 2012	5	1,306,893.00	0.25	261,378.60	5.808	71.14	660	100.00
October 2012	4	1,328,900.00	0.25	332,225.00	5.633	80.53	747	100.00
November 2012	6	2,203,900.00	0.42	367,316.67	5.805	65.04	786	100.00
September 2015	2	1,042,000.00	0.20	521,000.00	5.734	79.85	721	100.00
October 2015	3	1,248,850.00	0.24	416,283.33	5.886	59.71	715	100.00

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

November 2015	3	853,700.00	0.16	284,566.67	5.931	77.54	715	100.00
Total:	**1,718**	**$524,818,841.00**	**100.00%**	**$305,482.45**	**6.245%**	**77.08%**	**699**	**100.00 %**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – INTEREST ONLY LOANS *(continued)*

Maximum Mortgage Rates of Adjustable Rate Mortgage Loans

Maximum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
9.500 - 9.999	8	$3,519,355.00	0.67%	$439,919.38	4.808%	66.97%	712	100.00 %
10.000 - 10.499	33	9,288,604.00	1.77	281,472.85	5.236	74.04	742	100.00
10.500 - 10.999	269	83,477,053.00	15.91	310,323.62	5.704	73.19	713	100.00
11.000 - 11.499	286	87,704,711.00	16.71	306,659.83	5.979	75.36	706	100.00
11.500 - 11.999	494	149,073,964.00	28.40	301,769.16	6.170	77.08	703	100.00
12.000 - 12.499	314	92,434,629.00	17.61	294,377.80	6.431	78.77	692	100.00
12.500 - 12.999	209	68,201,829.00	13.00	326,324.54	6.823	79.89	679	100.00
13.000 - 13.499	68	20,343,266.00	3.88	299,165.68	7.328	83.04	667	100.00
13.500 - 13.999	27	7,855,080.00	1.50	290,928.89	7.624	83.18	678	100.00
14.000 - 14.499	4	1,084,475.00	0.21	271,118.75	8.113	83.49	669	100.00
14.500 - 14.999	5	1,736,125.00	0.33	347,225.00	7.605	85.33	697	100.00
15.500 - 15.999	1	99,750.00	0.02	99,750.00	9.500	95.00	651	100.00
Total:	**1,718**	**$524,818,841.00**	**100.00%**	**$305,482.45**	**6.245%**	**77.08%**	**699**	**100.00 %**

Minimum Mortgage Rates of Adjustable Rate Mortgage Loans

Minimum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
2.000 - 2.499	757	$208,403,942.00	39.71%	$275,302.43	6.244%	76.34%	709	100.00 %
2.500 - 2.999	494	163,701,634.00	31.19	331,379.83	6.215	77.36	696	100.00
3.000 - 3.499	173	51,595,389.00	9.83	298,239.24	6.198	75.28	701	100.00
3.500 - 3.999	116	44,299,728.00	8.44	381,894.21	6.039	76.67	718	100.00
4.000 - 4.499	10	3,529,192.00	0.67	352,919.20	6.045	78.51	724	100.00
4.500 - 4.999	2	972,800.00	0.19	486,400.00	6.876	79.03	658	100.00
5.000 - 5.499	7	1,661,250.00	0.32	237,321.43	6.224	70.43	686	100.00
5.500 - 5.999	15	6,255,480.00	1.19	417,032.00	5.836	79.81	659	100.00
6.000 - 6.499	45	14,885,184.00	2.84	330,781.87	6.215	79.30	656	100.00
6.500 - 6.999	67	20,591,792.00	3.92	307,340.18	6.722	81.20	637	100.00
7.000 - 7.499	22	6,273,150.00	1.20	285,143.18	7.147	85.14	629	100.00
7.500 - 7.999	8	2,032,550.00	0.39	254,068.75	7.670	90.48	633	100.00
8.500 - 8.999	2	616,750.00	0.12	308,375.00	8.755	92.81	664	100.00
Total:	**1,718**	**$524,818,841.00**	**100.00%**	**$305,482.45**	**6.245%**	**77.08%**	**699**	**100.00 %**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation o f an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – INTEREST ONLY LOANS *(continued)*

Initial Periodic Rate Caps of Adjustable Rate Mortgage Loans

Initial Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
1.000	20	$6,961,920.00	1.33%	$348,096.00	5.819%	77.86%	715	100.00%
2.000	27	7,736,434.00	1.47	286,534.59	5.847	76.18	721	100.00
3.000	727	241,808,365.00	46.07	332,611.23	6.218	77.81	690	100.00
4.000	1	168,000.00	0.03	168,000.00	6.250	80.00	666	100.00
5.000	895	251,346,405.00	47.89	280,833.97	6.316	76.66	704	100.00
6.000	48	16,797,717.00	3.20	349,952.44	5.939	72.84	724	100.00
Total:	**1,718**	**$524,818,841.00**	**100.00%**	**$305,482.45**	**6.245%**	**77.08%**	**699**	**100.00%**

Subsequent Periodic Rate Caps of Adjustable Rate Mortgage Loans

Subsequent Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
1.000	1,718	$524,818,841.00	100.00%	$305,482.45	6.245%	77.08%	699	100.00%
Total:	**1,718**	**$524,818,841.00**	**100.00%**	**$305,482.45**	**6.245%**	**77.08%**	**699**	**100.00%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Group I Mortgage Loan Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

		Collateral Summary	Ranges (if applicable)
Total Number of Loans		2,433	
Total Outstanding Loan Principal Balance		$760,230,192.53	
Average Outstanding Loan Principal Balance		$312,466.17	$38,639.44 - $1,981,800.00
WA Coupon		6.152%	4.000% - 9.625%
WA Remaining Term (mo.)		357	177 - 360
WA Original LTV**		74.54%	12.84% - 100.00%
WA FICO*		701	515 - 822
WA Seasoning (mo.)		2	0 - 7
Interest Only Loans		78.54%	
1st Liens		100.00%	
2nd Liens		0.00%	
Simultaneous 2nd Liens		50.05%	
Loan Type			
ARM		80.16%	
Fixed		19.84%	
Geographic Distribution			
	CA	59.76%	
	GA	7.81%	
	NJ	7.12%	
ARM Characteristics			
Gross Margin		3.202%	2.250% - 7.950%
Initial Periodic Cap		3.948%	1.000% - 6.000%
Subsequent Periodic Cap		1.000%	1.000% - 1.000%
Lifetime Maximum Rate		11.846%	9.250% - 15.625%
Lifetime Minimum Rate		3.357%	2.250% - 8.950%

*Zero Values Excluded

**WA Original LTV is defined as the Loan-to-Value Ratios of the First Lien Mortgage Loans.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information hereto is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – GROUP I MORTGAGE LOANS

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon*	WA OLTV*	WA FICO*	IO %
25,000.01 - 50,000.00	2	$88,595.11	0.01%	$44,297.56	6.883%	84.36%	682	N/A
50,000.01 - 75,000.00	22	1,432,035.23	0.19	65,092.51	6.857	66.69	694	42.65
75,000.01 - 100,000.00	81	7,197,772.64	0.95	88,861.39	6.622	71.40	706	74.10
100,000.01 - 125,000.00	114	13,019,180.41	1.71	114,203.34	6.504	77.31	702	71.78
125,000.01 - 150,000.00	173	23,948,382.98	3.15	138,429.96	6.366	75.43	701	80.66
150,000.01 - 175,000.00	170	27,562,970.77	3.63	162,135.12	6.343	74.68	698	72.25
175,000.01 - 200,000.00	179	33,757,105.35	4.44	188,587.18	6.317	75.56	700	77.76
200,000.01 - 225,000.00	166	35,394,054.69	4.66	213,217.20	6.247	76.54	692	82.59
225,000.01 - 250,000.00	146	34,848,250.19	4.58	238,686.65	6.300	76.61	692	75.45
250,000.01 - 275,000.00	164	43,001,573.15	5.66	262,204.71	6.254	76.35	694	76.38
275,000.01 - 300,000.00	166	47,859,344.09	6.30	288,309.30	6.123	77.54	694	77.62
300,000.01 - 325,000.00	128	40,157,743.11	5.28	313,732.37	6.242	76.26	692	78.16
325,000.01 - 359,650.00	165	56,563,721.18	7.44	342,810.43	6.241	76.91	686	78.03
359,650.01 - 500,000.00	510	217,306,156.37	28.58	426,090.50	6.118	75.25	702	79.48
500,000.01 -1,000,000.00	226	149,527,456.02	19.67	661,625.91	5.969	71.79	712	77.10
>1,000,000.00	21	28,565,851.24	3.76	1,360,278.63	5.776	61.43	733	95.35
Total:	**2,433**	**$760,230,192.53**	**100.00%**	**$312,466.17**	**6.152%**	**74.54%**	**701**	**78.54%**

*weighted by principal balance

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
25,000.01 - 50,000.00	2	$88,595.11	0.01%	$44,297.56	6.883%	84.36%	682	N/A
50,000.01 - 75,000.00	22	1,432,035.23	0.19	65,092.51	6.857	66.69	694	42.65
75,000.01 - 100,000.00	81	7,197,772.64	0.95	88,861.39	6.622	71.40	706	74.10
100,000.01 - 125,000.00	114	13,019,180.41	1.71	114,203.34	6.504	77.31	702	71.78
125,000.01 - 150,000.00	174	24,098,260.29	3.17	138,495.75	6.363	75.46	701	80.16
150,000.01 - 175,000.00	170	27,587,738.64	3.63	162,280.82	6.348	74.72	698	72.19
175,000.01 - 200,000.00	178	33,582,460.17	4.42	188,665.51	6.315	75.52	700	78.17
200,000.01 - 225,000.00	166	35,394,054.69	4.66	213,217.20	6.247	76.54	692	82.59
225,000.01 - 250,000.00	146	34,848,250.19	4.58	238,686.65	6.300	76.61	692	75.45
250,000.01 - 275,000.00	164	43,001,573.15	5.66	262,204.71	6.254	76.35	694	76.38
275,000.01 - 300,000.00	166	47,859,344.09	6.30	288,309.30	6.123	77.54	694	77.62
300,000.01 - 325,000.00	128	40,157,743.11	5.28	313,732.37	6.242	76.26	692	78.16
325,000.01 - 359,650.00	165	56,563,721.18	7.44	342,810.43	6.241	76.91	686	78.03
359,650.01 - 500,000.00	510	217,306,156.37	28.58	426,090.50	6.118	75.25	702	79.48
500,000.01 -1,000,000.00	226	149,527,456.02	19.67	661,625.91	5.969	71.79	712	77.10
>1,000,000.00	21	28,565,851.24	3.76	1,360,278.63	5.776	61.43	733	95.35
Total:	**2,433**	**$760,230,192.53**	**100.00%**	**$312,466.17**	**6.152%**	**74.54%**	**701**	**78.54%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – GROUP I MORTGAGE LOANS *(continued)*

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
4.000 - 4.499	2	$618,909.98	0.08%	$309,454.99	4.068%	62.35%	688	72.71%
4.500 - 4.999	30	10,358,532.78	1.36	345,284.43	4.830	72.30	717	90.28
5.000 - 5.499	213	90,406,738.08	11.89	424,444.78	5.218	63.75	732	65.20
5.500 - 5.999	787	257,239,338.57	33.84	326,860.66	5.738	70.97	716	78.31
6.000 - 6.499	508	153,101,392.26	20.14	301,380.69	6.203	77.54	693	88.12
6.500 - 6.999	538	158,444,545.41	20.84	294,506.59	6.688	79.29	682	81.00
7.000 - 7.499	222	57,405,210.79	7.55	258,582.03	7.180	81.78	673	72.26
7.500 - 7.999	92	24,666,080.14	3.24	268,109.57	7.622	82.51	677	70.60
8.000 - 8.499	28	5,588,961.59	0.74	199,605.77	8.164	85.18	664	62.28
8.500 - 8.999	11	2,249,282.47	0.30	204,480.22	8.737	90.26	662	51.82
9.500 - 9.999	2	151,200.46	0.02	75,600.23	9.543	96.70	663	65.97
Total:	**2,433**	**$760,230,192.53**	**100.00%**	**$312,466.17**	**6.152%**	**74.54%**	**701**	**78.54%**

Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
120 - 180	28	$6,998,875.13	0.92%	$249,959.83	5.469%	52.65%	720	N/A
181 - 240	2	351,651.08	0.05	175,825.54	5.287	46.81	708	N/A
241 - 360	2,403	752,879,666.32	99.03	313,308.23	6.158	74.75	701	79.30
Total:	**2,433**	**$760,230,192.53**	**100.00%**	**$312,466.17**	**6.152%**	**74.54%**	**701**	**78.54%**

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
121 - 180	28	$6,998,875.13	0.92%	$249,959.83	5.469%	52.65%	720	N/A
181 - 240	2	351,651.08	0.05	175,825.54	5.287	46.81	708	N/A
301 - 360	2,403	752,879,666.32	99.03	313,308.23	6.158	74.75	701	79.30
Total:	**2,433**	**$760,230,192.53**	**100.00%**	**$312,466.17**	**6.152%**	**74.54%**	**701**	**78.54%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – GROUP I MORTGAGE LOANS *(continued*

Seasoning of Mortgage Loans

Seasoning (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
0 - 6	2,430	$759,585,544.06	99.92%	$312,586.64	6.151%	74.53%	701	78.60%
7 - 12	3	644,648.47	0.08	214,882.82	6.992	85.17	540	N/A
Total:	**2,433**	**$760,230,192.53**	**100.00%**	**$312,466.17**	**6.152%**	**74.54%**	**701**	**78.54%**

Original Loan-to-Value Ratios of Mortgage Loans

Original LTVs (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
0.01 - 25.00	14	$1,991,741.61	0.26%	$142,267.26	5.808%	21.65%	712	48.15%
25.01 - 30.00	11	3,505,899.54	0.46	318,718.14	5.611	28.57	718	37.62
30.01 - 35.00	16	4,842,417.81	0.64	302,651.11	5.347	33.17	741	67.60
35.01 - 40.00	30	8,493,253.30	1.12	283,108.44	5.481	38.04	716	64.55
40.01 - 45.00	23	6,096,665.18	0.80	265,072.40	5.691	43.05	732	59.01
45.01 - 50.00	44	14,518,704.61	1.91	329,970.56	5.527	48.13	715	61.54
50.01 - 55.00	63	21,374,697.32	2.81	339,280.91	5.671	52.65	715	62.63
55.01 - 60.00	103	44,069,280.88	5.80	427,857.10	5.614	58.09	727	70.53
60.01 - 65.00	136	55,666,977.36	7.32	409,316.01	5.655	63.68	710	64.25
65.01 - 70.00	164	53,069,824.25	6.98	323,596.49	6.096	69.00	697	77.06
70.01 - 75.00	101	36,377,775.19	4.79	360,175.99	6.249	73.57	699	76.35
75.01 - 80.00	1,427	434,935,884.59	57.21	304,790.39	6.224	79.77	702	87.16
80.01 - 85.00	50	14,186,332.38	1.87	283,726.65	6.633	83.99	638	47.74
85.01 - 90.00	142	37,418,232.56	4.92	263,508.68	6.893	89.59	659	56.97
90.01 - 95.00	82	18,848,015.44	2.48	229,853.85	7.023	94.84	691	76.74
95.01 - 100.00	27	4,834,490.51	0.64	179,055.20	6.715	100.00	725	61.42
Total:	**2,433**	**$760,230,192.53**	**100.00%**	**$312,466.17**	**6.152%**	**74.54%**	**701**	**78.54%**

Occupancy Status of Mortgage Loans

Occupancy Status	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Owner Occupied	2,014	$660,475,255.07	86.88%	$327,942.03	6.089%	74.52%	700	78.30%
Investor	314	73,098,426.51	9.62	232,797.54	6.639	73.62	711	80.03
Second Home	105	26,656,510.95	3.51	253,871.53	6.366	77.45	716	80.28
Total:	**2,433**	**$760,230,192.53**	**100.00%**	**$312,466.17**	**6.152%**	**74.54%**	**701**	**78.54%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – GROUP I MORTGAGE LOANS *(continued*

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Single Family	1,448	$478,826,479.41	62.98%	$330,681.27	6.097%	73.65%	698	76.74%
Pud	606	164,538,856.34	21.64	271,516.26	6.204	76.72	710	85.18
Condo	219	59,135,457.12	7.78	270,024.92	6.156	77.87	709	87.76
2 Family	96	31,974,021.29	4.21	333,062.72	6.433	74.80	687	58.11
3-4 Family	64	25,755,378.37	3.39	402,427.79	6.476	69.16	696	73.78
Total:	**2,433**	**$760,230,192.53**	**100.00%**	**$312,466.17**	**6.152%**	**74.54%**	**701**	**78.54%**

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Purchase	1,478	$434,577,859.98	57.16%	$294,031.03	6.278%	79.01%	707	86.89%
Cashout Refinance	829	275,164,235.58	36.19	331,923.08	6.039	69.05	687	66.31
Rate/Term Refinance	126	50,488,096.97	6.64	400,699.18	5.677	66.00	726	73.27
Total:	**2,433**	**$760,230,192.53**	**100.00%**	**$312,466.17**	**6.152%**	**74.54%**	**701**	**78.54%**

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Stated Income, Verified Asset	829	$276,835,403.77	36.41%	$333,938.97	6.195%	77.18%	705	90.57%
Stated Income, Stated Asset	528	161,989,784.07	21.31	306,798.83	6.416	75.65	679	68.71
Full Doc	538	150,956,200.04	19.86	280,587.73	5.957	77.02	705	72.33
No Ratio	263	88,673,137.97	11.66	337,160.22	6.227	73.44	710	85.43
No Income, No Asset	275	81,775,666.68	10.76	297,366.06	5.759	59.98	715	61.26
Total:	**2,433**	**$760,230,192.53**	**100.00%**	**$312,466.17**	**6.152%**	**74.54%**	**701**	**78.54%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – GROUP I MORTGAGE LOANS *(continued*

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
6 Mo Libor Arm (IO)	24	$8,555,720.00	1.13%	$356,488.33	5.933%	78.18%	716	100.00%
2/6 Arm	217	55,337,832.19	7.28	255,013.05	6.809	80.63	646	N/A
2/6 Arm (IO)	663	219,814,200.00	28.91	331,544.80	6.218	78.05	689	100.00
3/1 Arm	2	324,729.71	0.04	162,364.86	4.370	93.03	515	N/A
3/6 Arm	20	6,821,940.82	0.90	341,097.04	6.722	77.25	658	N/A
3/6 Arm (IO)	87	27,405,899.00	3.60	315,010.33	6.089	75.53	701	100.00
5/6 Arm	87	21,435,954.22	2.82	246,390.28	6.565	77.50	701	N/A
5/6 Arm (IO)	907	256,240,259.00	33.71	282,514.07	6.321	76.74	704	100.00
7/6 Arm	3	654,593.26	0.09	218,197.75	6.058	69.01	712	N/A
7/6 Arm (IO)	29	9,658,213.00	1.27	333,041.83	5.703	69.48	737	100.00
10/6 Arm (IO)	8	3,144,550.00	0.41	393,068.75	5.848	71.23	717	100.00
15Y Fixed Amort	28	6,998,875.13	0.92	249,959.83	5.469	52.65	720	N/A
20Y Fixed Amort	2	351,651.08	0.05	175,825.54	5.287	46.81	708	N/A
30Y Fixed Amort	192	70,517,647.12	9.28	367,279.41	5.525	63.40	730	N/A
30Y Fixed Amort (IO)	163	72,248,128.00	9.50	443,240.05	5.492	63.37	736	100.00
Fix Balloon (40 Yr A	1	720,000.00	0.09	720,000.00	5.250	74.23	691	N/A
Total:	**2,433**	**$760,230,192.53**	**100.00%**	**$312,466.17**	**6.152%**	**74.54%**	**701**	**78.54%**

Index Type of Mortgage Loans

Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
6 Mo Libor	2,045	$609,069,161.49	80.12%	$297,833.33	6.313%	77.41%	694	86.17%
Fixed	386	150,836,301.33	19.84	390,767.62	5.505	62.90	732	47.90
1 Yr Treasury	2	324,729.71	0.04	162,364.86	4.370	93.03	515	N/A
Total:	**2,433**	**$760,230,192.53**	**100.00%**	**$312,466.17**	**6.152%**	**74.54%**	**701**	**78.54%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – GROUP I MORTGAGE LOANS *(continued)*

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
California	1,205	$454,337,518.81	59.76%	$377,043.58	5.974%	71.72%	706	82.77%
Georgia	296	59,394,266.32	7.81	200,656.31	6.057	77.11	718	90.91
New Jersey	161	54,145,412.42	7.12	336,306.91	6.692	78.56	675	53.87
Florida	186	44,066,072.91	5.80	236,914.37	6.737	79.24	694	86.51
New York	77	27,238,116.46	3.58	353,741.77	6.442	77.65	678	57.23
Nevada	64	15,668,874.09	2.06	244,826.16	6.172	79.40	705	94.65
Washington	54	13,055,097.83	1.72	241,761.07	6.250	81.34	706	78.32
Colorado	55	12,164,478.27	1.60	221,172.33	6.125	80.52	710	91.66
Arizona	57	11,884,458.71	1.56	208,499.28	6.440	80.78	707	77.45
Massachusetts	36	11,238,363.62	1.48	312,176.77	6.699	77.43	672	39.24
Virginia	27	8,611,961.46	1.13	318,961.54	6.263	79.48	683	81.92
Maryland	26	8,330,890.34	1.10	320,418.86	6.253	77.57	682	65.24
Connecticut	27	8,177,875.45	1.08	302,884.28	6.438	78.96	654	47.83
Pennsylvania	21	4,493,634.36	0.59	213,982.59	6.665	82.09	660	26.89
Rhode Island	12	3,463,994.42	0.46	288,666.20	6.411	82.00	631	34.74
Texas	21	2,763,553.42	0.36	131,597.78	6.021	79.30	714	77.32
Oregon	11	2,412,176.60	0.32	219,288.78	5.995	79.76	709	84.41
Ohio	10	2,376,878.70	0.31	237,687.87	6.147	78.32	703	74.97
South Carolina	15	2,359,480.36	0.31	157,298.69	6.817	80.18	725	64.16
Illinois	7	2,044,563.50	0.27	292,080.50	6.526	81.84	729	26.99
North Carolina	18	2,011,438.93	0.26	111,746.61	7.213	83.16	697	78.64
Minnesota	6	1,923,200.00	0.25	320,533.33	5.825	73.25	737	100.00
Missouri	6	1,465,518.12	0.19	244,253.02	6.277	83.51	722	64.82
New Hampshire	4	1,353,854.19	0.18	338,463.55	6.106	68.66	727	N/A
New Mexico	10	1,370,232.95	0.18	137,023.30	6.124	80.02	733	69.45
Michigan	5	644,374.05	0.08	128,874.81	7.700	84.49	640	N/A
Tennessee	3	611,675.00	0.08	203,891.67	6.930	80.40	710	100.00
Utah	2	597,600.00	0.08	298,800.00	6.932	80.00	676	100.00
Hawaii	2	507,836.87	0.07	253,918.44	5.789	70.56	673	68.53
Indiana	2	556,111.42	0.07	278,055.71	7.176	82.03	682	N/A
District of Columbia	1	280,000.00	0.04	280,000.00	5.875	64.37	695	100.00
Nebraska	2	190,661.98	0.03	95,330.99	5.959	88.17	715	N/A
Delaware	1	140,872.53	0.02	140,872.53	6.500	88.13	618	N/A
Iowa	1	132,500.00	0.02	132,500.00	6.875	100.00	717	100.00
Idaho	1	104,900.00	0.01	104,900.00	5.625	37.88	758	100.00
Maine	1	111,748.44	0.01	111,748.44	5.375	80.00	682	N/A
Total:	**2,433**	**$760,230,192.53**	**100.00%**	**$312,466.17**	**6.152%**	**74.54%**	**701**	**78.54%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – GROUP I MORTGAGE LOANS *(continued*

Original Prepayment Penalty Term

Original Prepayment Penalty Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
No Penalty	566	$178,158,655.11	23.43%	$314,767.94	6.485%	77.40%	689	67.24%
6	31	14,555,853.52	1.91	469,543.66	6.220	74.03	720	98.30
12	243	80,206,132.53	10.55	330,066.39	6.302	74.98	697	82.53
24	724	214,988,116.80	28.28	296,944.91	6.184	77.24	692	89.05
36	741	231,914,055.93	30.51	312,974.43	5.864	69.93	713	72.58
60	128	40,407,378.64	5.32	315,682.65	5.844	73.28	738	91.61
Total:	**2,433**	**$760,230,192.53**	**100.00%**	**$312,466.17**	**6.152%**	**74.54%**	**701**	**78.54%**

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Not Available	1	$155,819.73	0.02%	$155,819.73	4.500%	93.92%	N/A	N/A
500 - 525	2	425,492.17	0.06	212,746.09	7.084	84.84	520	N/A
526 - 550	1	348,845.50	0.05	348,845.50	8.150	84.34	547	N/A
551 - 575	2	459,431.49	0.06	229,715.75	7.118	84.72	565	N/A
576 - 600	66	18,714,513.42	2.46	283,553.23	6.693	78.81	590	40.22
601 - 625	124	34,035,179.20	4.48	274,477.25	6.534	75.63	615	62.83
626 - 650	265	78,557,935.78	10.33	296,445.04	6.535	77.02	639	75.78
651 - 675	386	116,619,007.91	15.34	302,121.78	6.327	76.19	663	82.48
676 - 700	431	136,822,533.05	18.00	317,453.67	6.175	75.57	688	83.71
701 - 725	379	116,467,999.77	15.32	307,303.43	6.083	75.01	712	80.58
726 - 750	305	95,863,762.78	12.61	314,307.42	5.985	74.11	737	82.30
751 - 775	275	90,635,922.42	11.92	329,585.17	5.890	72.30	762	80.67
776 - 800	174	63,421,262.40	8.34	364,490.01	5.698	67.44	786	72.66
801 - 825	22	7,702,486.91	1.01	350,113.04	5.956	71.72	806	77.34
Total:	**2,433**	**$760,230,192.53**	**100.00%**	**$312,466.17**	**6.152%**	**74.54%**	**701**	**78.54%**

Margins of Adjustable Rate Mortgage Loans

Margins (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
2.000 - 2.499	832	$226,954,242.37	37.24%	$272,781.54	6.269%	76.48%	708	91.83%
2.500 - 2.999	540	174,887,547.50	28.70	323,865.83	6.238	77.31	696	94.10
3.000 - 3.499	188	56,110,847.80	9.21	298,461.96	6.212	75.72	701	91.95
3.500 - 3.999	122	45,850,939.34	7.52	375,827.37	6.062	76.33	716	96.62
4.000 - 4.499	16	5,255,035.78	0.86	328,439.74	6.054	77.05	694	75.72
4.500 - 4.999	22	8,375,004.68	1.37	380,682.03	5.941	77.83	643	78.10
5.000 - 5.499	69	21,672,151.28	3.56	314,089.15	6.257	78.54	647	62.04
5.500 - 5.999	146	40,148,745.75	6.59	274,991.41	6.700	81.29	639	47.43
6.000 - 6.499	62	16,731,906.29	2.75	269,869.46	7.096	83.26	637	43.70

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

6.500 - 6.999	31	8,401,827.82	1.38	271,026.70	7.324	84.72	648	45.15
7.000 - 7.499	15	3,986,229.30	0.65	265,748.62	7.742	83.57	639	30.71
7.500 - 7.999	4	1,019,413.29	0.17	254,853.32	8.803	89.18	630	60.50
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

COLLATERAL TABLES – GROUP I MORTGAGE LOANS *(continued)*

Next Rate Change Dates of Adjustable Rate Mortgage Loans

Next Rate Change Dates	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
January 2006	1	$432,000.00	0.07%	$432,000.00	5.875%	80.00%	683	100.00%
February 2006	6	2,142,028.00	0.35	357,004.67	5.890	76.69	698	100.00
March 2006	9	3,680,792.00	0.60	408,976.89	5.945	79.83	728	100.00
April 2006	7	2,200,900.00	0.36	314,414.29	5.967	77.60	717	100.00
May 2006	1	100,000.00	0.02	100,000.00	5.875	54.43	772	100.00
April 2007	2	488,828.74	0.08	244,414.37	7.786	82.38	540	N/A
June 2007	2	576,030.44	0.09	288,015.22	7.992	84.38	557	N/A
July 2007	18	5,436,854.46	0.89	302,047.47	6.001	78.08	712	87.51
August 2007	104	31,253,692.87	5.13	300,516.28	5.959	77.31	704	90.04
September 2007	233	76,840,106.56	12.61	329,785.87	6.353	77.88	689	81.98
October 2007	326	101,326,316.12	16.63	310,816.92	6.400	79.66	677	79.23
November 2007	195	59,230,203.00	9.72	303,744.63	6.410	78.20	663	73.68
April 2008	1	155,819.73	0.03	155,819.73	4.500	93.92	N/A	N/A
June 2008	1	239,000.00	0.04	239,000.00	5.625	81.57	750	100.00
July 2008	4	761,697.98	0.12	190,424.50	5.448	82.93	655	77.82
August 2008	14	3,248,715.00	0.53	232,051.07	6.152	74.83	711	100.00
September 2008	38	12,925,568.50	2.12	340,146.54	6.338	75.49	699	80.73
October 2008	28	8,949,918.32	1.47	319,639.94	6.043	76.44	684	84.08
November 2008	23	8,271,850.00	1.36	359,645.65	6.281	75.79	683	64.87
June 2010	3	543,400.00	0.09	181,133.33	5.820	63.94	746	100.00
July 2010	70	21,396,644.31	3.51	305,666.35	6.051	76.72	701	97.52
August 2010	207	57,734,929.34	9.47	278,912.70	6.132	77.18	704	94.20
September 2010	257	72,642,740.27	11.92	282,656.58	6.411	76.96	706	91.36
October 2010	275	79,202,513.30	13.00	288,009.14	6.365	76.36	702	89.92
November 2010	182	46,155,986.00	7.57	253,604.32	6.587	76.99	704	92.87
June 2012	1	300,000.00	0.05	300,000.00	5.375	71.43	762	100.00
July 2012	6	1,850,000.00	0.30	308,333.33	5.614	63.14	738	100.00
August 2012	9	3,107,043.60	0.51	345,227.07	5.659	69.95	723	85.89
September 2012	6	1,522,962.66	0.25	253,827.11	6.030	72.40	667	85.81
October 2012	4	1,328,900.00	0.22	332,225.00	5.633	80.53	747	100.00
November 2012	6	2,203,900.00	0.36	367,316.67	5.805	65.04	786	100.00
September 2015	2	1,042,000.00	0.17	521,000.00	5.734	79.85	721	100.00
October 2015	3	1,248,850.00	0.20	416,283.33	5.886	59.71	715	100.00
November 2015	3	853,700.00	0.14	284,566.67	5.931	77.54	715	100.00
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – GROUP I MORTGAGE LOANS *(continued)*

Maximum Mortgage Rates of Adjustable Rate Mortgage Loans

Maximum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
9.000 - 9.499	1	$168,909.98	0.03%	$168,909.98	4.250%	92.20%	515	N/A
9.500 - 9.999	9	3,675,174.73	0.60	408,352.75	4.795	68.12	712	95.76
10.000 - 10.499	36	10,431,615.01	1.71	289,767.08	5.232	74.05	738	89.04
10.500 - 10.999	280	86,800,408.68	14.24	310,001.46	5.704	72.96	714	96.17
11.000 - 11.499	315	95,287,454.57	15.64	302,499.86	5.987	75.22	705	92.04
11.500 - 11.999	534	159,151,617.92	26.12	298,036.74	6.182	77.09	701	93.67
12.000 - 12.499	369	107,591,301.39	17.66	291,575.34	6.434	78.77	686	85.91
12.500 - 12.999	313	94,897,807.53	15.57	303,187.88	6.823	79.97	671	71.87
13.000 - 13.499	119	33,184,794.46	5.45	278,863.82	7.300	83.45	661	61.30
13.500 - 13.999	49	12,901,268.57	2.12	263,291.20	7.688	84.14	668	60.89
14.000 - 14.499	12	2,765,244.21	0.45	230,437.02	8.120	84.23	640	39.22
14.500 - 14.999	8	2,387,093.69	0.39	298,386.71	7.926	85.12	671	72.73
15.500 - 15.999	2	151,200.46	0.02	75,600.23	9.543	96.70	663	65.97
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

Minimum Mortgage Rates of Adjustable Rate Mortgage Loans

Minimum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
2.000 - 2.499	832	$226,954,242.37	37.24%	$272,781.54	6.269%	76.48%	708	91.83%
2.500 - 2.999	538	174,023,547.50	28.56	323,463.84	6.238	77.30	696	94.07
3.000 - 3.499	188	56,110,847.80	9.21	298,461.96	6.212	75.72	701	91.95
3.500 - 3.999	122	45,850,939.34	7.52	375,827.37	6.062	76.33	716	96.62
4.000 - 4.499	13	4,318,585.85	0.71	332,198.91	6.193	78.78	707	81.72
4.500 - 4.999	2	972,800.00	0.16	486,400.00	6.876	79.03	658	100.00
5.000 - 5.499	10	2,377,420.56	0.39	237,742.06	5.957	70.66	667	69.88
5.500 - 5.999	24	8,312,622.81	1.36	346,359.28	5.849	78.64	647	75.25
6.000 - 6.499	76	24,140,136.86	3.96	317,633.38	6.227	78.98	648	61.66
6.500 - 6.999	148	41,451,038.55	6.80	280,074.58	6.743	80.49	639	49.68
7.000 - 7.499	59	16,419,653.16	2.69	278,299.21	7.212	84.87	636	38.21
7.500 - 7.999	23	5,799,717.35	0.95	252,161.62	7.695	88.33	646	35.05
8.000 - 8.499	6	1,143,168.69	0.19	190,528.12	8.170	86.09	605	N/A
8.500 - 8.999	6	1,519,170.36	0.25	253,195.06	8.745	88.53	643	40.60
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – GROUP I MORTGAGE LOANS *(continued)*

Initial Periodic Rate Caps of Adjustable Rate Mortgage Loans

Initial Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
1.000	22	$7,286,649.71	1.20%	$331,211.35	5.755%	78.54%	711	95.54%
2.000	27	7,736,434.00	1.27	286,534.59	5.847	76.18	721	100.00
3.000	961	303,172,155.05	49.75	315,475.71	6.334	78.34	682	79.76
4.000	1	168,000.00	0.03	168,000.00	6.250	80.00	666	100.00
5.000	984	273,220,882.82	44.83	277,663.50	6.334	76.70	704	91.99
6.000	52	17,809,769.62	2.92	342,495.57	6.021	72.68	720	94.32
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

Subsequent Periodic Rate Caps of Adjustable Rate Mortgage Loans

Subsequent Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
1.000	2,047	$609,393,891.20	100.00%	$297,700.97	6.312%	77.42%	694	86.12%
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Group II Mortgage Loan Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

	Collateral Summary	Ranges (if applicable)
Total Number of Loans	643	
Total Outstanding Loan Principal Balance	$130,080,589.88	
Average Outstanding Loan Principal Balance	$202,302.63	$40,612.43 - $562,250.00
WA Coupon	6.495%	5.875% - 9.000%
WA Remaining Term (mo.)	353	176 - 360
WA Original LTV**	73.30%	15.79% - 100.00%
WA FICO*	696	581 - 820
WA Seasoning (mo.)	1	0 - 7
Interest Only Loans	49.52%	
1st Liens	100.00%	
2nd Liens	0.00%	
Simultaneous 2nd Liens	34.95%	
Loan Type		
ARM	0.00%	
Fixed	100.00%	
Geographic Distribution		
	CA 34.17%	
	GA 20.95%	
	NY 11.92%	

*Zero Values Excluded

**WA Original LTV is defined as the Loan-to-Value Ratios of the First Lien Mortgage Loans.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – GROUP II MORTGAGE LOANS

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon*	WA OLTV*	WA FICO*	IO %
25,000.01 - 50,000.00	3	$139,612.43	0.11%	$46,537.48	7.191%	54.13%	684	N/A
50,000.01 - 75,000.00	21	1,346,078.70	1.03	64,098.99	7.154	77.05	684	5.39
75,000.01 - 100,000.00	47	4,193,890.46	3.22	89,231.71	6.780	69.64	703	28.33
100,000.01 - 125,000.00	57	6,382,548.15	4.91	111,974.53	6.688	75.11	694	55.54
125,000.01 - 150,000.00	75	10,466,122.91	8.05	139,548.31	6.577	72.97	699	41.60
150,000.01 - 175,000.00	73	11,871,843.29	9.13	162,627.99	6.524	70.97	694	31.28
175,000.01 - 200,000.00	83	15,572,890.61	11.97	187,625.19	6.498	73.07	705	48.13
200,000.01 - 225,000.00	54	11,536,822.55	8.87	213,644.86	6.540	74.89	699	47.99
225,000.01 - 250,000.00	53	12,641,429.18	9.72	238,517.53	6.435	74.67	683	43.74
250,000.01 - 275,000.00	39	10,150,919.88	7.80	260,280.00	6.361	72.99	695	59.25
275,000.01 - 300,000.00	47	13,627,756.37	10.48	289,952.26	6.445	71.80	700	55.18
300,000.01 - 325,000.00	25	7,835,665.34	6.02	313,426.61	6.377	72.80	700	68.37
325,000.01 - 359,650.00	48	16,403,904.22	12.61	341,748.00	6.419	74.92	692	58.39
359,650.01 - 500,000.00	16	6,837,366.46	5.26	427,335.40	6.507	73.62	699	57.76
500,000.01 -1,000,000.00	2	1,073,739.33	0.83	536,869.67	6.257	72.15	667	52.36
Total:	**643**	**$130,080,589.88**	**100.00%**	**$202,302.63**	**6.495%**	**73.30%**	**696**	**49.52%**

*weighted by principal balance

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
25,000.01 - 50,000.00	3	$139,612.43	0.11%	$46,537.48	7.191%	54.13%	684	N/A
50,000.01 - 75,000.00	21	1,346,078.70	1.03	64,098.99	7.154	77.05	684	5.39
75,000.01 - 100,000.00	47	4,193,890.46	3.22	89,231.71	6.780	69.64	703	28.33
100,000.01 - 125,000.00	57	6,382,548.15	4.91	111,974.53	6.688	75.11	694	55.54
125,000.01 - 150,000.00	75	10,466,122.91	8.05	139,548.31	6.577	72.97	699	41.60
150,000.01 - 175,000.00	73	11,871,843.29	9.13	162,627.99	6.524	70.97	694	31.28
175,000.01 - 200,000.00	83	15,572,890.61	11.97	187,625.19	6.498	73.07	705	48.13
200,000.01 - 225,000.00	54	11,536,822.55	8.87	213,644.86	6.540	74.89	699	47.99
225,000.01 - 250,000.00	53	12,641,429.18	9.72	238,517.53	6.435	74.67	683	43.74
250,000.01 - 275,000.00	39	10,150,919.88	7.80	260,280.00	6.361	72.99	695	59.25
275,000.01 - 300,000.00	47	13,627,756.37	10.48	289,952.26	6.445	71.80	700	55.18
300,000.01 - 325,000.00	25	7,835,665.34	6.02	313,426.61	6.377	72.80	700	68.37
325,000.01 - 359,650.00	49	16,763,168.35	12.89	342,105.48	6.407	75.03	692	57.14
359,650.01 - 500,000.00	15	6,478,102.33	4.98	431,873.49	6.542	73.26	699	60.97
500,000.01 -1,000,000.00	2	1,073,739.33	0.83	536,869.67	6.257	72.15	667	52.36
Total:	**643**	**$130,080,589.88**	**100.00%**	**$202,302.63**	**6.495%**	**73.30%**	**696**	**49.52%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – GROUP II MORTGAGE LOANS *(continued)*

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
5.500 - 5.999	87	$20,209,670.18	15.54%	$232,295.06	5.907%	66.02%	715	51.69%
6.000 - 6.499	214	45,633,062.75	35.08	213,238.61	6.215	70.36	704	49.00
6.500 - 6.999	224	44,651,975.55	34.33	199,339.18	6.650	76.23	684	50.40
7.000 - 7.499	67	11,228,177.08	8.63	167,584.73	7.138	78.49	684	47.79
7.500 - 7.999	37	6,629,209.67	5.10	179,167.83	7.616	83.82	689	51.15
8.000 - 8.499	7	1,067,515.86	0.82	152,502.27	8.110	84.97	684	19.08
8.500 - 8.999	6	602,678.79	0.46	100,446.47	8.619	88.31	711	23.79
9.000 - 9.499	1	58,300.00	0.04	58,300.00	9.000	77.32	691	N/A
Total:	**643**	**$130,080,589.88**	**100.00%**	**$202,302.63**	**6.495%**	**73.30%**	**696**	**49.52%**

Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
120 - 180	23	$3,912,123.70	3.01%	$170,092.33	6.280%	66.25%	670	N/A
181 - 240	7	1,043,451.78	0.80	149,064.54	6.375	58.84	693	N/A
241 - 360	613	125,125,014.40	96.19	204,119.11	6.503	73.64	697	51.48
Total:	**643**	**$130,080,589.88**	**100.00%**	**$202,302.63**	**6.495%**	**73.30%**	**696**	**49.52%**

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
121 - 180	23	$3,912,123.70	3.01%	$170,092.33	6.280%	66.25%	670	N/A
181 - 240	7	1,043,451.78	0.80	149,064.54	6.375	58.84	693	N/A
301 - 360	613	125,125,014.40	96.19	204,119.11	6.503	73.64	697	51.48
Total:	**643**	**$130,080,589.88**	**100.00%**	**$202,302.63**	**6.495%**	**73.30%**	**696**	**49.52%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – GROUP II MORTGAGE LOANS *(continued)*

Seasoning of Mortgage Loans

Seasoning (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
0 - 6	642	$129,982,499.88	99.92%	$202,464.95	6.495%	73.29%	696	49.48%
7 - 12	1	98,090.00	0.08	98,090.00	6.375	85.00	725	100.00
Total:	**643**	**$130,080,589.88**	**100.00%**	**$202,302.63**	**6.495%**	**73.30%**	**696**	**49.52%**

Original Loan-to-Value Ratios of Mortgage Loans

Original LTVs (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
0.01 - 25.00	4	$533,914.12	0.41%	$133,478.53	6.373%	18.21%	746	72.86%
25.01 - 30.00	7	1,017,739.02	0.78	145,391.29	6.393	27.30	663	39.79
30.01 - 35.00	10	1,819,570.25	1.40	181,957.03	6.242	32.15	683	34.05
35.01 - 40.00	10	1,727,227.50	1.33	172,722.75	6.076	37.61	688	29.47
40.01 - 45.00	11	2,064,016.46	1.59	187,637.86	6.306	42.63	694	24.61
45.01 - 50.00	26	5,129,438.34	3.94	197,286.09	6.310	47.95	684	31.46
50.01 - 55.00	31	6,205,629.84	4.77	200,181.61	6.233	52.14	693	36.62
55.01 - 60.00	37	7,439,547.73	5.72	201,068.86	6.203	57.89	690	35.02
60.01 - 65.00	40	10,639,920.35	8.18	265,998.01	6.458	63.64	688	49.30
65.01 - 70.00	31	5,719,401.83	4.40	184,496.83	6.432	68.15	704	33.12
70.01 - 75.00	28	6,165,430.17	4.74	220,193.93	6.449	73.71	684	50.32
75.01 - 80.00	306	63,065,228.11	48.48	206,095.52	6.483	79.72	697	57.34
80.01 - 85.00	7	1,358,830.80	1.04	194,118.69	6.794	84.22	690	55.54
85.01 - 90.00	35	6,406,614.94	4.93	183,046.14	6.795	89.75	697	43.01
90.01 - 95.00	38	6,183,303.56	4.75	162,718.51	7.280	94.88	703	47.50
95.01 - 100.00	22	4,604,776.86	3.54	209,308.04	6.746	99.91	738	57.46
Total:	**643**	**$130,080,589.88**	**100.00%**	**$202,302.63**	**6.495%**	**73.30%**	**696**	**49.52%**

Occupancy Status of Mortgage Loans

Occupancy Status	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Owner Occupied	507	$106,174,788.05	81.62%	$209,417.73	6.454%	74.08%	692	49.67%
Investor	109	19,344,961.06	14.87	177,476.71	6.668	68.85	713	45.64
Second Home	27	4,560,840.77	3.51	168,920.03	6.714	73.88	717	62.40
Total:	**643**	**$130,080,589.88**	**100.00%**	**$202,302.63**	**6.495%**	**73.30%**	**696**	**49.52%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – GROUP II MORTGAGE LOANS *(continued)*

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Single Family	360	$71,091,864.03	54.65%	$197,477.40	6.518%	72.45%	688	43.74%
Pud	170	31,410,268.62	24.15	184,766.29	6.478	78.59	709	62.43
2 Family	43	11,589,143.85	8.91	269,514.97	6.543	66.58	695	40.04
Condo	51	10,168,655.83	7.82	199,385.41	6.434	74.23	715	70.14
3-4 Family	19	5,820,657.55	4.47	306,350.40	6.329	66.85	690	33.37
Total:	**643**	**$130,080,589.88**	**100.00%**	**$202,302.63**	**6.495%**	**73.30%**	**696**	**49.52%**

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Purchase	319	$61,742,092.89	47.46%	$193,548.88	6.560%	80.48%	713	60.56%
Cashout Refinance	270	58,136,294.10	44.69	215,319.61	6.435	65.73	679	36.96
Rate/Term Refinance	54	10,202,202.89	7.84	188,929.68	6.447	72.89	695	54.29
Total:	**643**	**$130,080,589.88**	**100.00%**	**$202,302.63**	**6.495%**	**73.30%**	**696**	**49.52%**

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Stated Income, Verified Asset	180	$36,597,764.93	28.13%	$203,320.92	6.497%	77.28%	707	59.21%
Stated Income, Stated Asset	135	31,396,943.13	24.14	232,569.95	6.533	70.88	683	35.88
No Ratio	64	11,388,993.47	8.76	177,953.02	6.575	77.18	685	56.06
No Income, No Asset	133	25,870,269.08	19.89	194,513.30	6.474	62.64	695	44.00
Full Doc	131	24,826,619.27	19.09	189,516.18	6.431	79.79	703	55.24
Total:	**643**	**$130,080,589.88**	**100.00%**	**$202,302.63**	**6.495%**	**73.30%**	**696**	**49.52%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – GROUP II MORTGAGE LOANS *(continued)*

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
15Y Fixed Amort	23	$3,912,123.70	3.01%	$170,092.33	6.280%	66.25%	670	N/A
20Y Fixed Amort	7	1,043,451.78	0.80	149,064.54	6.375	58.84	693	N/A
30Y Fixed Amort	321	60,708,307.40	46.67	189,122.45	6.533	71.78	692	N/A
30Y Fixed Amort (IO)	292	64,416,707.00	49.52	220,605.16	6.475	75.39	702	100.00
Total:	**643**	**$130,080,589.88**	**100.00%**	**$202,302.63**	**6.495%**	**73.30%**	**696**	**49.52%**

Index Type of Mortgage Loans

Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Fixed	643	$130,080,589.88	100.00%	$202,302.63	6.495%	73.30%	696	49.52%
Total:	**643**	**$130,080,589.88**	**100.00%**	**$202,302.63**	**6.495%**	**73.30%**	**696**	**49.52%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – GROUP II MORTGAGE LOANS *(continued)*

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
California	181	$44,445,265.46	34.17%	$245,553.95	6.299%	67.23%	698	57.26%
Georgia	165	27,247,637.46	20.95	165,137.20	6.480	80.92	710	61.80
New York	57	15,506,785.81	11.92	272,048.87	6.611	70.42	677	36.42
New Jersey	56	11,538,180.94	8.87	206,038.95	6.622	68.16	684	30.43
Florida	31	5,331,065.01	4.10	171,969.84	6.604	71.41	696	50.57
Pennsylvania	20	3,399,210.47	2.61	169,960.52	6.522	74.75	681	29.44
Washington	12	2,652,422.60	2.04	221,035.22	6.465	83.60	717	94.56
Massachusetts	8	1,902,100.13	1.46	237,762.52	6.733	67.11	671	7.36
Colorado	11	1,844,756.63	1.42	167,705.15	6.813	91.66	703	41.38
Connecticut	9	1,527,315.56	1.17	169,701.73	6.595	80.73	686	N/A
Nevada	6	1,468,024.75	1.13	244,670.79	6.319	73.45	712	50.92
Michigan	8	1,416,369.10	1.09	177,046.14	6.789	82.08	694	21.41
Texas	12	1,375,033.33	1.06	114,586.11	7.028	83.11	694	N/A
North Carolina	9	1,346,611.84	1.04	149,623.54	7.192	90.11	693	41.60
Maryland	6	1,335,052.64	1.03	222,508.77	6.539	73.02	694	N/A
Arizona	8	1,299,260.24	1.00	162,407.53	6.740	82.11	699	57.13
Oregon	6	1,085,840.00	0.83	180,973.33	6.546	75.59	705	100.00
Tennessee	7	798,063.26	0.61	114,009.04	7.354	85.91	661	50.95
Virginia	3	644,897.96	0.50	214,965.99	6.335	80.00	701	51.48
South Carolina	5	630,104.75	0.48	126,020.95	7.385	93.65	734	39.62
New Mexico	5	614,261.99	0.47	122,852.40	6.243	76.11	695	68.40
Utah	4	551,364.74	0.42	137,841.19	6.523	78.16	715	35.33
Indiana	3	496,119.67	0.38	165,373.22	7.407	91.68	734	N/A
Alabama	2	449,634.00	0.35	224,817.00	6.396	80.00	714	100.00
Ohio	4	392,406.21	0.30	98,101.55	7.230	75.52	724	36.70
Maine	1	245,000.00	0.19	245,000.00	6.250	76.56	639	N/A
Illinois	2	226,753.84	0.17	113,376.92	6.889	82.77	619	N/A
Missouri	1	225,200.00	0.17	225,200.00	6.750	80.00	671	100.00
Delaware	1	85,851.49	0.07	85,851.49	6.750	55.84	660	N/A
Total:	**643**	**$130,080,589.88**	**100.00%**	**$202,302.63**	**6.495%**	**73.30%**	**696**	**49.52%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – GROUP II MORTGAGE LOANS *(continued)*

Original Prepayment Penalty Term

Original Prepayment Penalty Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
No Penalty	153	$30,892,546.81	23.75%	$201,912.07	6.701%	71.18%	687	41.18%
12	72	16,308,842.17	12.54	226,511.70	6.511	72.85	682	25.28
24	60	11,529,010.16	8.86	192,150.17	6.595	75.63	692	54.03
36	312	62,446,885.48	48.01	200,150.27	6.395	73.12	701	56.36
60	46	8,903,305.26	6.84	193,550.11	6.325	79.64	725	69.05
Total:	**643**	**$130,080,589.88**	**100.00%**	**$202,302.63**	**6.495%**	**73.30%**	**696**	**49.52%**

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Not Available	1	$208,297.35	0.16%	$208,297.35	6.125%	50.00%	0	N/A
576 - 600	10	2,059,297.81	1.58	205,929.78	6.882	72.94	592	13.40
601 - 625	32	6,952,839.01	5.35	217,276.22	6.699	68.64	618	21.11
626 - 650	76	14,770,366.89	11.35	194,346.93	6.512	66.33	639	55.27
651 - 675	124	25,646,753.86	19.72	206,828.66	6.514	73.59	663	38.51
676 - 700	112	22,695,780.86	17.45	202,640.90	6.553	74.96	687	59.00
701 - 725	102	20,576,939.64	15.82	201,734.70	6.555	76.49	713	59.96
726 - 750	80	16,105,550.91	12.38	201,319.39	6.454	74.92	737	48.60
751 - 775	62	12,143,204.30	9.34	195,858.13	6.257	72.38	763	53.17
776 - 800	35	7,164,990.90	5.51	204,714.03	6.283	77.10	786	53.49
801 - 825	9	1,756,568.35	1.35	195,174.26	6.324	66.23	810	44.94
Total:	**643**	**$130,080,589.88**	**100.00%**	**$202,302.63**	**6.495%**	**73.30%**	**696**	**49.52%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Group III Mortgage Loan Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

		Collateral Summary	Ranges (if applicable)
Total Number of Loans		194	
Total Outstanding Loan Principal Balance		$ 102,861,065.79	
Average Outstanding Loan Principal Balance		$ 530,211.68	$ 360,475.78 - $ 1,678,405.95
WA Coupon		6.301%	5.875% - 8.500%
WA Remaining Term (mo.)		356	178 - 360
WA Original LTV**		71.82%	13.84% - 100.00%
WA FICO*		715	606 - 818
WA Seasoning (mo.)		1	0 - 4
Interest Only Loans		62.88%	
1st Liens		100.00%	
2nd Liens		0.00%	
Simultaneous 2nd Liens		38.10%	
Loan Type			
ARM		0.00%	
Fixed		100.00%	
Geographic Distribution			
	CA	49.21%	
	GA	13.46%	
	NY	13.05%	

*Zero Values Excluded

**WA Original LTV is defined as the Loan-to-Value Ratios of the First Lien Mortgage Loans.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – GROUP III MORTGAGE LOANS

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon*	WA OLTV*	WA FICO*	IO %
359,650.01 - 500,000.00	111	$46,216,838.63	44.93%	$416,367.92	6.269%	73.63%	716	60.61%
500,000.01 -1,000,000.00	78	49,672,391.21	48.29	636,825.53	6.307	71.67	709	63.16
> 1,000,000.00	5	6,971,835.95	6.78	1,394,367.19	6.467	60.91	752	75.93
Total:	**194**	**$102,861,065.79**	**100.00%**	**$530,211.68**	**6.301%**	**71.82%**	**715**	**62.88%**

*weighted by principal balance

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
359,650.01 - 500,000.00	111	$46,216,838.63	44.93%	$416,367.92	6.269%	73.63%	716	60.61%
500,000.01 -1,000,000.00	78	49,672,391.21	48.29	636,825.53	6.307	71.67	709	63.16
> 1,000,000.00	5	6,971,835.95	6.78	1,394,367.19	6.467	60.91	752	75.93
Total:	**194**	**$102,861,065.79**	**100.00%**	**$530,211.68**	**6.301%**	**71.82%**	**715**	**62.88%**

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
5.500 - 5.999	50	$24,392,814.37	23.71%	$487,856.29	5.907%	69.78%	726	62.35%
6.000 - 6.499	90	49,827,940.62	48.44	553,643.78	6.189	70.00	721	70.04
6.500 - 6.999	45	23,535,426.45	22.88	523,009.48	6.642	75.85	688	47.63
7.000 - 7.499	5	2,295,350.00	2.23	459,070.00	7.138	82.17	732	100.00
7.500 - 7.999	2	792,725.78	0.77	396,362.89	7.761	95.00	746	N/A
8.000 - 8.499	1	949,378.57	0.92	949,378.57	8.125	77.55	640	N/A
8.500 - 8.999	1	1,067,430.00	1.04	1,067,430.00	8.500	70.00	775	100.00
Total:	**194**	**$102,861,065.79**	**100.00%**	**$530,211.68**	**6.301%**	**71.82%**	**715**	**62.88%**

Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
120 - 180	3	$1,574,000.18	1.53%	$524,666.73	6.167%	72.16%	682	N/A
181 - 240	1	363,000.00	0.35	363,000.00	6.350	74.85	692	N/A
241 - 360	190	100,924,065.61	98.12	531,179.29	6.303	71.81	716	64.09
Total:	**194**	**$102,861,065.79**	**100.00%**	**$530,211.68**	**6.301%**	**71.82%**	**715**	**62.88%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – GROUP III MORTGAGE LOANS *(continued)*

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
121 - 180	3	$1,574,000.18	1.53%	$524,666.73	6.167%	72.16%	682	N/A
181 - 240	1	363,000.00	0.35	363,000.00	6.350	74.85	692	N/A
301 - 360	190	100,924,065.61	98.12	531,179.29	6.303	71.81	716	64.09
Total:	**194**	**$102,861,065.79**	**100.00%**	**$530,211.68**	**6.301%**	**71.82%**	**715**	**62.88%**

Seasoning of Mortgage Loans

Seasoning (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
0 - 6	194	$102,861,065.79	100.00%	$530,211.68	6.301%	71.82%	715	62.88%
Total:	**194**	**$102,861,065.79**	**100.00%**	**$530,211.68**	**6.301%**	**71.82%**	**715**	**62.88%**

Original Loan-to-Value Ratios of Mortgage Loans

Original LTVs (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
0.01 - 25.00	1	$443,000.00	0.43%	$443,000.00	5.875%	13.84%	799	100.00 %
30.01 - 35.00	1	443,171.84	0.43	443,171.84	5.875	33.14	766	N/A
35.01 - 40.00	1	773,000.00	0.75	773,000.00	6.000	37.47	726	100.00
40.01 - 45.00	3	1,420,610.98	1.38	473,536.99	6.026	43.39	691	34.21
45.01 - 50.00	4	2,370,000.00	2.30	592,500.00	6.300	47.78	672	100.00
50.01 - 55.00	5	4,708,405.95	4.58	941,681.19	6.076	52.12	768	51.61
55.01 - 60.00	21	10,975,432.85	10.67	522,639.66	6.199	58.49	720	76.53
60.01 - 65.00	17	9,618,442.81	9.35	565,790.75	6.142	64.06	708	63.60
65.01 - 70.00	17	11,234,772.86	10.92	660,868.99	6.397	69.22	734	54.22
70.01 - 75.00	14	6,925,775.40	6.73	494,698.24	6.097	73.09	726	69.89
75.01 - 80.00	93	46,662,291.75	45.36	501,745.07	6.351	79.76	709	65.08
80.01 - 85.00	5	2,164,992.98	2.10	432,998.60	6.667	84.23	637	N/A
85.01 - 90.00	6	2,795,692.59	2.72	465,948.77	6.446	89.40	686	29.66
90.01 - 95.00	5	1,947,975.78	1.89	389,595.16	7.084	94.33	741	59.31
95.01 - 100.00	1	377,500.00	0.37	377,500.00	6.250	100.00	778	100.00
Total:	**194**	**$102,861,065.79**	**100.00%**	**$530,211.68**	**6.301%**	**71.82%**	**715**	**62.88%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – GROUP III MORTGAGE LOANS *(continued)*

Occupancy Status of Mortgage Loans

Occupancy Status	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Owner Occupied	171	$89,842,986.89	87.34%	$525,397.58	6.287%	72.17%	714	62.82%
Investor	16	8,776,494.63	8.53	548,530.91	6.492	69.51	722	62.41
Second Home	7	4,241,584.27	4.12	605,940.61	6.203	69.32	724	65.15
Total:	**194**	**$102,861,065.79**	**100.00%**	**$530,211.68**	**6.301%**	**71.82%**	**715**	**62.88%**

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Single Family	138	$70,587,354.51	68.62%	$511,502.57	6.277%	72.18%	713	57.31%
Pud	30	15,284,852.25	14.86	509,495.08	6.232	72.80	721	69.55
Condo	16	11,121,259.06	10.81	695,078.69	6.379	68.43	731	90.83
2 Family	10	5,867,599.97	5.70	586,760.00	6.615	71.35	696	59.58
Total:	**194**	**$102,861,065.79**	**100.00%**	**$530,211.68**	**6.301%**	**71.82%**	**715**	**62.88%**

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Cashout Refinance	97	$50,923,341.98	49.51%	$524,982.91	6.355%	68.96%	701	50.74%
Purchase	76	39,595,128.78	38.49	520,988.54	6.307	77.56	729	70.38
Rate/Term Refinance	21	12,342,595.03	12.00	587,742.62	6.057	65.24	726	88.96
Total:	**194**	**$102,861,065.79**	**100.00%**	**$530,211.68**	**6.301%**	**71.82%**	**715**	**62.88%**

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Stated Income, Verified Asset	76	$41,259,522.24	40.11%	$542,888.45	6.384%	73.43%	719	64.83%
Full Doc	51	27,611,658.16	26.84	541,405.06	6.166	74.50	726	78.10

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Stated Income, Stated Asset	31	14,616,413.48	14.21	471,497.21	6.384	77.23	695	30.93
No Income, No Asset	25	13,039,085.15	12.68	521,563.41	6.188	56.65	710	71.70
No Ratio	11	6,334,386.76	6.16	575,853.34	6.381	68.42	697	39.47
Total:	**194**	**$102,861,065.79**	**100.00%**	**$530,211.68**	**6.301%**	**71.82%**	**715**	**62.88%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – GROUP III MORTGAGE LOANS *(continued)*

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
15Y Fixed Amort	3	$1,574,000.18	1.53%	$524,666.73	6.167%	72.16%	682	N/A
20Y Fixed Amort	1	363,000.00	0.35	363,000.00	6.350	74.85	692	N/A
30Y Fixed Amort	69	35,561,071.61	34.57	515,377.85	6.369	72.99	708	N/A
30Y Fixed Amort (IO)	120	64,682,994.00	62.88	539,024.95	6.263	71.07	721	100.00
Fix Balloon (40 Yr Amort)	1	680,000.00	0.66	680,000.00	6.625	79.53	632	N/A
Total:	**194**	**$102,861,065.79**	**100.00%**	**$530,211.68**	**6.301%**	**71.82%**	**715**	**62.88%**

Index Type of Mortgage Loans

Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Fixed	194	$102,861,065.79	100.00%	$530,211.68	6.301%	71.82%	715	62.88%
Total:	**194**	**$102,861,065.79**	**100.00%**	**$530,211.68**	**6.301%**	**71.82%**	**715**	**62.88%**

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
California	98	$50,618,685.40	49.21%	$516,517.20	6.240%	70.23%	712	64.68%
Georgia	22	13,846,003.58	13.46	629,363.80	6.083	70.77	734	89.98
New York	27	13,425,856.43	13.05	497,253.94	6.482	77.28	691	38.06
New Jersey	20	10,014,602.23	9.74	500,730.11	6.362	73.48	716	59.02
Florida	8	5,291,871.28	5.14	661,483.91	6.832	71.11	751	79.10
Massachusetts	4	2,675,271.84	2.60	668,817.96	6.119	65.54	733	83.43
North Carolina	2	1,318,331.10	1.28	659,165.55	6.625	70.41	674	N/A
Alabama	2	1,015,902.10	0.99	507,951.05	6.375	73.82	664	N/A
Virginia	2	923,618.86	0.90	461,809.43	6.625	80.00	676	53.27
Colorado	2	783,864.00	0.76	391,932.00	6.643	80.00	713	100.00
Texas	1	518,010.94	0.50	518,010.94	6.250	80.00	690	N/A
Connecticut	1	455,153.06	0.44	455,153.06	6.375	80.00	724	N/A
Delaware	1	439,920.00	0.43	439,920.00	6.250	80.00	796	N/A
Michigan	1	400,000.00	0.39	400,000.00	5.875	70.80	759	100.00
Washington	1	395,642.01	0.38	395,642.01	6.500	80.00	810	N/A
Oregon	1	368,332.96	0.36	368,332.96	6.000	79.31	716	N/A
Pennsylvania	1	370,000.00	0.36	370,000.00	5.875	57.77	751	100.00
Total:	**194**	**$102,861,065.79**	**100.00%**	**$530,211.68**	**6.301%**	**71.82%**	**715**	**62.88%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – GROUP III MORTGAGE LOANS *(continued)*

Original Prepayment Penalty Term

Original Prepayment Penalty Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
No Penalty	52	$27,204,486.31	26.45%	$523,163.20	6.303%	71.99%	724	62.52%
12	30	15,630,964.90	15.20	521,032.16	6.565	74.43	702	38.96
24	10	5,349,644.17	5.20	534,964.42	6.567	77.20	704	45.27
36	81	41,016,307.33	39.88	506,374.16	6.225	71.76	710	65.65
60	21	13,659,663.08	13.28	650,460.15	6.118	66.59	732	89.56
Total:	**194**	**$102,861,065.79**	**100.00%**	**$530,211.68**	**6.301%**	**71.82%**	**715**	**62.88%**

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
601 - 625	6	$2,725,184.97	2.65%	$454,197.50	6.347%	72.22%	617	21.14%
626 - 650	12	7,005,234.42	6.81	583,769.54	6.770	75.30	635	48.11
651 - 675	24	11,825,563.98	11.50	492,731.83	6.423	74.51	662	60.46
676 - 700	38	18,207,125.59	17.70	479,134.88	6.340	74.38	687	45.50
701 - 725	33	18,207,391.87	17.70	551,739.15	6.181	71.16	712	70.18
726 - 750	32	18,842,817.90	18.32	588,838.06	6.166	68.80	737	79.58
751 - 775	27	14,127,293.83	13.73	523,233.10	6.322	71.90	762	81.23
776 - 800	15	8,589,835.44	8.35	572,655.70	6.151	64.65	789	40.51
801 - 825	7	3,330,617.79	3.24	475,802.54	6.336	79.57	808	77.30
Total:	**194**	**$102,861,065.79**	**100.00%**	**$530,211.68**	**6.301%**	**71.82%**	**715**	**62.88%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Group II Mortgage Loan Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

		Collateral Summary	Ranges (if applicable)
Total Number of Loans		837	
Total Outstanding Loan Principal Balance		$232,941,655.67	
Average Outstanding Loan Principal Balance		$278,305.44	$40,612.43 - $1,678,405.95
WA Coupon		6.409%	5.875% - 9.000%
WA Remaining Term (mo.)		354	176 - 360
WA Original LTV**		72.64%	13.84% - 100.00%
WA FICO*		704	581 - 820
WA Seasoning (mo.)		1	0 - 7
Interest Only Loans		55.42%	
1st Liens		100.00%	
2nd Liens		0.00%	
Simultaneous 2nd Liens		36.34%	
Loan Type			
ARM		0.00%	
Fixed		100.00%	
Geographic Distribution			
	CA	40.81%	
	GA	17.64%	
	NY	12.42%	

*Zero Values Excluded

**WA Original LTV is defined as the Loan-to-Value Ratios of the First Lien Mortgage Loans.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES - GROUP II MORTGAGE LOANS

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon*	WA OLTV*	WA FICO*	IO %
25,000.01 - 50,000.00	3	$139,612.43	0.06%	$46,537.48	7.191%	54.13%	684	N/A
50,000.01 - 75,000.00	21	1,346,078.70	0.58	64,098.99	7.154	77.05	684	5.39
75,000.01 - 100,000.00	47	4,193,890.46	1.80	89,231.71	6.780	69.64	703	28.33
100,000.01 - 125,000.00	57	6,382,548.15	2.74	111,974.53	6.688	75.11	694	55.54
125,000.01 - 150,000.00	75	10,466,122.91	4.49	139,548.31	6.577	72.97	699	41.60
150,000.01 - 175,000.00	73	11,871,843.29	5.10	162,627.99	6.524	70.97	694	31.28
175,000.01 - 200,000.00	83	15,572,890.61	6.69	187,625.19	6.498	73.07	705	48.13
200,000.01 - 225,000.00	54	11,536,822.55	4.95	213,644.86	6.540	74.89	699	47.99
225,000.01 - 250,000.00	53	12,641,429.18	5.43	238,517.53	6.435	74.67	683	43.74
250,000.01 - 275,000.00	39	10,150,919.88	4.36	260,280.00	6.361	72.99	695	59.25
275,000.01 - 300,000.00	47	13,627,756.37	5.85	289,952.26	6.445	71.80	700	55.18
300,000.01 - 325,000.00	25	7,835,665.34	3.36	313,426.61	6.377	72.80	700	68.37
325,000.01 - 359,650.00	48	16,403,904.22	7.04	341,748.00	6.419	74.92	692	58.39
359,650.01 - 500,000.00	127	53,054,205.09	22.78	417,749.65	6.299	73.63	714	60.25
500,000.01 -1,000,000.00	80	50,746,130.54	21.78	634,326.63	6.306	71.68	708	62.94
>1,000,000.00	5	6,971,835.95	2.99	1,394,367.19	6.467	60.91	752	75.93
Total:	**837**	**$232,941,655.67**	**100.00%**	**$278,305.44**	**6.409%**	**72.64%**	**704**	**55.42%**

*weighted by principal balance

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
25,000.01 - 50,000.00	3	$139,612.43	0.06%	$46,537.48	7.191%	54.13%	684	N/A
50,000.01 - 75,000.00	21	1,346,078.70	0.58	64,098.99	7.154	77.05	684	5.39
75,000.01 - 100,000.00	47	4,193,890.46	1.80	89,231.71	6.780	69.64	703	28.33
100,000.01 - 125,000.00	57	6,382,548.15	2.74	111,974.53	6.688	75.11	694	55.54
125,000.01 - 150,000.00	75	10,466,122.91	4.49	139,548.31	6.577	72.97	699	41.60
150,000.01 - 175,000.00	73	11,871,843.29	5.10	162,627.99	6.524	70.97	694	31.28
175,000.01 - 200,000.00	83	15,572,890.61	6.69	187,625.19	6.498	73.07	705	48.13
200,000.01 - 225,000.00	54	11,536,822.55	4.95	213,644.86	6.540	74.89	699	47.99
225,000.01 - 250,000.00	53	12,641,429.18	5.43	238,517.53	6.435	74.67	683	43.74
250,000.01 - 275,000.00	39	10,150,919.88	4.36	260,280.00	6.361	72.99	695	59.25
275,000.01 - 300,000.00	47	13,627,756.37	5.85	289,952.26	6.445	71.80	700	55.18
300,000.01 - 325,000.00	25	7,835,665.34	3.36	313,426.61	6.377	72.80	700	68.37
325,000.01 - 359,650.00	49	16,763,168.35	7.20	342,105.48	6.407	75.03	692	57.14
359,650.01 - 500,000.00	126	52,694,940.96	22.62	418,213.82	6.302	73.59	714	60.66
500,000.01 -1,000,000.00	80	50,746,130.54	21.78	634,326.63	6.306	71.68	708	62.94
>1,000,000.00	5	6,971,835.95	2.99	1,394,367.19	6.467	60.91	752	75.93
Total:	**837**	**$232,941,655.67**	**100.00%**	**$278,305.44**	**6.409%**	**72.64%**	**704**	**55.42%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES - GROUP II MORTGAGE LOANS *(continued)*

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
5.500 - 5.999	137	$44,602,484.55	19.15%	$325,565.58	5.907%	68.07%	721	57.52%
6.000 - 6.499	304	95,461,003.37	40.98	314,016.46	6.201	70.18	713	59.98
6.500 - 6.999	269	68,187,402.00	29.27	253,484.77	6.647	76.10	685	49.45
7.000 - 7.499	72	13,523,527.08	5.81	187,826.77	7.138	79.12	692	56.66
7.500 - 7.999	39	7,421,935.45	3.19	190,306.04	7.632	85.01	695	45.68
8.000 - 8.499	8	2,016,894.43	0.87	252,111.80	8.117	81.48	664	10.10
8.500 - 8.999	7	1,670,108.79	0.72	238,586.97	8.543	76.61	752	72.50
9.000 - 9.499	1	58,300.00	0.03	58,300.00	9.000	77.32	691	N/A
Total:	**837**	**$232,941,655.67**	**100.00%**	**$278,305.44**	**6.409%**	**72.64%**	**704**	**55.42%**

Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
120 - 180	26	$5,486,123.88	2.36%	$211,004.76	6.247%	67.94%	674	N/A
181 - 240	8	1,406,451.78	0.60	175,806.47	6.369	62.97	693	N/A
241 - 360	803	226,049,080.01	97.04	281,505.70	6.414	72.82	705	57.11
Total:	**837**	**$232,941,655.67**	**100.00%**	**$278,305.44**	**6.409%**	**72.64%**	**704**	**55.42%**

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
121 - 180	26	$5,486,123.88	2.36%	$211,004.76	6.247%	67.94%	674	N/A
181 - 240	8	1,406,451.78	0.60	175,806.47	6.369	62.97	693	N/A
301 - 360	803	226,049,080.01	97.04	281,505.70	6.414	72.82	705	57.11
Total:	**837**	**$232,941,655.67**	**100.00%**	**$278,305.44**	**6.409%**	**72.64%**	**704**	**55.42%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – GROUP II MORTGAGE LOANS *(continued)*

Seasoning of Mortgage Loans

Seasoning (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
0 - 6	836	$232,843,565.67	99.96%	$278,521.01	6.409%	72.64%	704	55.40%
7 - 12	1	98,090.00	0.04	98,090.00	6.375	85.00	725	100.00
Total:	**837**	**$232,941,655.67**	**100.00%**	**$278,305.44**	**6.409%**	**72.64%**	**704**	**55.42%**

Original Loan-to-Value Ratios of Mortgage Loans

Original LTVs (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
0.01 - 25.00	5	$976,914.12	0.42%	$195,382.82	6.147%	16.23%	770	85.17%
25.01 - 30.00	7	1,017,739.02	0.44	145,391.29	6.393	27.30	663	39.79
30.01 - 35.00	11	2,262,742.09	0.97	205,703.83	6.170	32.35	699	27.38
35.01 - 40.00	11	2,500,227.50	1.07	227,293.41	6.052	37.56	700	51.28
40.01 - 45.00	14	3,484,627.44	1.50	248,901.96	6.192	42.94	693	28.53
45.01 - 50.00	30	7,499,438.34	3.22	249,981.28	6.307	47.89	680	53.12
50.01 - 55.00	36	10,914,035.79	4.69	303,167.66	6.166	52.13	725	43.09
55.01 - 60.00	58	18,414,980.58	7.91	317,499.67	6.201	58.25	708	59.76
60.01 - 65.00	57	20,258,363.16	8.70	355,409.88	6.308	63.84	697	56.09
65.01 - 70.00	48	16,954,174.69	7.28	353,211.97	6.409	68.86	724	47.10
70.01 - 75.00	42	13,091,205.57	5.62	311,695.37	6.263	73.38	706	60.68
75.01 - 80.00	399	109,727,519.86	47.11	275,006.32	6.427	79.74	702	60.63
80.01 - 85.00	12	3,523,823.78	1.51	293,651.98	6.716	84.23	657	21.42
85.01 - 90.00	41	9,202,307.53	3.95	224,446.53	6.689	89.64	693	38.96
90.01 - 95.00	43	8,131,279.34	3.49	189,099.52	7.233	94.75	712	50.33
95.01 - 100.00	23	4,982,276.86	2.14	216,620.73	6.709	99.91	741	60.69
Total:	**837**	**$232,941,655.67**	**100.00%**	**$278,305.44**	**6.409%**	**72.64%**	**704**	**55.42%**

Occupancy Status of Mortgage Loans

Occupancy Status	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Owner Occupied	678	$196,017,774.94	84.15%	$289,111.76	6.378%	73.20%	702	55.70%
Investor	125	28,121,455.69	12.07	224,971.65	6.613	69.06	716	50.87
Second Home	34	8,802,425.04	3.78	258,894.85	6.468	71.68	721	63.73
Total:	**837**	**$232,941,655.67**	**100.00%**	**$278,305.44**	**6.409%**	**72.64%**	**704**	**55.42%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES - GROUP II MORTGAGE LOANS *(continued)*

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Single Family	498	$141,679,218.54	60.82%	$284,496.42	6.398%	72.32%	700	50.50%
Pud	200	46,695,120.87	20.05	233,475.60	6.397	76.70	713	64.76
Condo	67	21,289,914.89	9.14	317,759.92	6.405	71.20	723	80.95
2 Family	53	17,456,743.82	7.49	329,372.52	6.567	68.18	696	46.61
3-4 Family	19	5,820,657.55	2.50	306,350.40	6.329	66.85	690	33.37
Total:	**837**	**$232,941,655.67**	**100.00%**	**$278,305.44**	**6.409%**	**72.64%**	**704**	**55.42%**

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Cashout Refinance	367	$109,059,636.08	46.82%	$297,165.22	6.397%	67.24%	689	43.39%
Purchase	395	101,337,221.67	43.50	256,549.93	6.461	79.34	719	64.39
Rate/Term Refinance	75	22,544,797.92	9.68	300,597.31	6.233	68.71	712	73.27
Total:	**837**	**$232,941,655.67**	**100.00%**	**$278,305.44**	**6.409%**	**72.64%**	**704**	**55.42%**

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Stated Income, Verified Asset	256	$77,857,287.17	33.42%	$304,130.03	6.437%	75.24%	713	62.19%
Full Doc	182	52,438,277.43	22.51	288,122.40	6.292	77.00	715	67.28
Stated Income, Stated Asset	166	46,013,356.61	19.75	277,188.90	6.486	72.90	687	34.31
No Income, No Asset	158	38,909,354.23	16.70	246,261.74	6.378	60.64	700	53.28
No Ratio	75	17,723,380.23	7.61	236,311.74	6.505	74.05	689	50.13
Total:	**837**	**$232,941,655.67**	**100.00%**	**$278,305.44**	**6.409%**	**72.64%**	**704**	**55.42%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – GROUP II MORTGAGE LOANS *(continued)*

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
15Y Fixed Amort	26	$5,486,123.88	2.36%	$211,004.76	6.247%	67.94%	674	N/A
20Y Fixed Amort	8	1,406,451.78	0.60	175,806.47	6.369	62.97	693	N/A
30Y Fixed Amort	390	96,269,379.01	41.33	246,844.56	6.473	72.23	698	N/A
30Y Fixed Amort (IO)	412	129,099,701.00	55.42	313,348.79	6.368	73.23	711	100.00
Fix Balloon (40 Yr A	1	680,000.00	0.29	680,000.00	6.625	79.53	632	N/A
Total:	**837**	**$232,941,655.67**	**100.00%**	**$278,305.44**	**6.409%**	**72.64%**	**704**	**55.42%**

Index Type of Mortgage Loans

Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Fixed	837	$232,941,655.67	100.00%	$278,305.44	6.409%	72.64%	704	55.42%
Total:	**837**	**$232,941,655.67**	**100.00%**	**$278,305.44**	**6.409%**	**72.64%**	**704**	**55.42%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES - GROUP II MORTGAGE LOANS *(continued)*

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
California	279	$95,063,950.86	40.81%	$340,731.01	6.268%	68.83%	706	61.21%
Georgia	187	41,093,641.04	17.64	219,752.09	6.347	77.50	718	71.29
New York	84	28,932,642.24	12.42	344,436.22	6.551	73.60	683	37.18
New Jersey	76	21,552,783.17	9.25	283,589.25	6.501	70.63	699	43.72
Florida	39	10,622,936.29	4.56	272,382.98	6.717	71.26	724	64.78
Massachusetts	12	4,577,371.97	1.97	381,447.66	6.374	66.19	707	51.82
Pennsylvania	21	3,769,210.47	1.62	179,486.21	6.458	73.09	688	36.37
Washington	13	3,048,064.61	1.31	234,466.51	6.469	83.13	729	82.29
North Carolina	11	2,664,942.94	1.14	242,267.54	6.911	80.36	684	21.02
Colorado	13	2,628,620.63	1.13	202,201.59	6.762	88.18	706	58.86
Connecticut	10	1,982,468.62	0.85	198,246.86	6.544	80.56	695	N/A
Texas	13	1,893,044.27	0.81	145,618.79	6.815	82.26	693	N/A
Michigan	9	1,816,369.10	0.78	201,818.79	6.588	79.60	708	38.71
Virginia	5	1,568,516.82	0.67	313,703.36	6.506	80.00	687	52.53
Alabama	4	1,465,536.10	0.63	366,384.03	6.381	75.71	679	30.68
Nevada	6	1,468,024.75	0.63	244,670.79	6.319	73.45	712	50.92
Oregon	7	1,454,172.96	0.62	207,738.99	6.408	76.53	708	74.67
Maryland	6	1,335,052.64	0.57	222,508.77	6.539	73.02	694	N/A
Arizona	8	1,299,260.24	0.56	162,407.53	6.740	82.11	699	57.13
Tennessee	7	798,063.26	0.34	114,009.04	7.354	85.91	661	50.95
South Carolina	5	630,104.75	0.27	126,020.95	7.385	93.65	734	39.62
New Mexico	5	614,261.99	0.26	122,852.40	6.243	76.11	695	68.40
Utah	4	551,364.74	0.24	137,841.19	6.523	78.16	715	35.33
Delaware	2	525,771.49	0.23	262,885.75	6.332	76.05	774	N/A
Indiana	3	496,119.67	0.21	165,373.22	7.407	91.68	734	N/A
Ohio	4	392,406.21	0.17	98,101.55	7.230	75.52	724	36.70
Maine	1	245,000.00	0.11	245,000.00	6.250	76.56	639	N/A
Illinois	2	226,753.84	0.10	113,376.92	6.889	82.77	619	N/A
Missouri	1	225,200.00	0.10	225,200.00	6.750	80.00	671	100.00
Total:	**837**	**$232,941,655.67**	**100.00%**	**$278,305.44**	**6.409%**	**72.64%**	**704**	**55.42%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – GROUP II MORTGAGE LOANS *(continued)*

Original Prepayment Penalty Term

Original Prepayment Penalty Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
No Penalty	205	$58,097,033.12	24.94%	$283,400.16	6.515%	71.56%	704	51.17%
12	102	31,939,807.07	13.71	313,135.36	6.537	73.62	692	31.98
24	70	16,878,654.33	7.25	241,123.63	6.586	76.13	696	51.25
36	393	103,463,192.81	44.42	263,265.12	6.328	72.58	704	60.04
60	67	22,562,968.34	9.69	336,760.72	6.200	71.74	729	81.47
Total:	**837**	**$232,941,655.67**	**100.00%**	**$278,305.44**	**6.409%**	**72.64%**	**704**	**55.42%**

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Not Available	1	$208,297.35	0.09%	$208,297.35	6.125%	50.00%	N/A	N/A
576 - 600	10	2,059,297.81	0.88	205,929.78	6.882	72.94	592	13.40
601 - 625	38	9,678,023.98	4.15	254,684.84	6.600	69.65	617	21.11
626 - 650	88	21,775,601.31	9.35	247,450.01	6.595	69.21	638	52.96
651 - 675	148	37,472,317.84	16.09	253,191.34	6.485	73.88	663	45.44
676 - 700	150	40,902,906.45	17.56	272,686.04	6.458	74.70	687	52.99
701 - 725	135	38,784,331.51	16.65	287,291.34	6.380	73.98	712	64.75
726 - 750	112	34,948,368.81	15.00	312,039.01	6.299	71.62	737	65.30
751 - 775	89	26,270,498.13	11.28	295,174.14	6.292	72.12	762	68.26
776 - 800	50	15,754,826.34	6.76	315,096.53	6.211	70.31	788	46.41
801 - 825	16	5,087,186.14	2.18	317,949.13	6.332	74.97	809	66.13
Total:	**837**	**$232,941,655.67**	**100.00%**	**$278,305.44**	**6.409%**	**72.64%**	**704**	**55.42%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Term Sheet **Public Offering** **Date Prepared: November 8, 2005**


Opteum
FINANCIAL SERVICES


SEC MAIL PROCESSING
RECEIVED
DEC 0 1 2005
WASH, D.C.
185
SECTION

Opteum Mortgage Acceptance Corporation,
Asset-Backed Pass-Through Certificates,
Series 2005-5*

Approximate Total Offered Size: $978,274,000

Opteum Financial Services, LLC
Seller and Servicer
Wells Fargo Bank, N.A.
Master Servicer and Securities Administrator
Opteum Mortgage Acceptance Corporation
Depositor

Tranche	Amount(1)	Int. Type / Class	Coupons	Ratings (S&P/Moody's)	WAL (Call/Mat)(2)
Class I-APT	$207,658,000	Floating Rate / Super Senior Pass Through	1m Libor + []%	[AAA]/Aaa	3.09/3.29
Class I-A1A	$165,385,000	Floating Rate / Super Senior Sequential	1m Libor + []%	[AAA]/Aaa	1.00/1.00
Class I-A1B	$39,829,000	Floating Rate / Super Senior Sequential	1m Libor + []%	[AAA]/Aaa	2.00/2.00
Class I-A1C	$115,544,000	Floating Rate / Super Senior Sequential	1m Libor + []%	[AAA]/Aaa	3.25/3.25
Class I-A1D	$94,555,000	Floating Rate / Super Senior Sequential	1m Libor + []%	[AAA]/Aaa	7.00/7.87
Class I-A2	$69,218,000	Floating Rate / Senior Support	1m Libor + []%	[AAA]/Aaa	3.09/3.29
Class II-A1	$212,093,000	Fixed Rate Senior	[6.04] %	[AAA]/Aaa	4.10/4.77
Class M-1	$16,884,000	Floating Rate / Mezz	1m Libor + []%	[AA+]/Aa1	5.69/6.37
Class M-2	$12,911,000	Floating Rate / Mezz	1m Libor + []%	[AA]/Aa2	5.69/6.19
Class M-3	$9,435,000	Floating Rate / Mezz	1m Libor + []%	[AA-]/Aa3	5.68/6.10
Class M-4	$7,449,000	Floating Rate / Mezz	1m Libor + []%	[A+]/A1	5.68/6.03
Class M-5	$6,456,000	Floating Rate / Mezz	1m Libor + []%	[A]/A2	5.68/5.96
Class M-6	$5,959,000	Floating Rate / Mezz	1m Libor + []%	[A]-/A3	5.68/5.87
Class M-7	$4,966,000	Floating Rate / Mezz	1m Libor +[]%	[BBB+]/Baa1	5.68/5.75
Class M-8	$4,966,000	Floating Rate / Mezz	1m Libor +[]%	[BBB]/Baa2	5.59/5.59
Class M-9	$4,966,000	Floating Rate / Mezz	1m Libor +[]%	[BBB-]/Baa3	5.34/5.34
Non-Offered Certificates					
Class M-10	$6,455,000	Floating Rate / Mezz	1m Libor +[]%	[BB]/Ba2	4.79/4.79

(1) Certificate sizes are subject to change (+/- 5%).
(2) Calculated based on the Pricing Speed
*All numbers are preliminary and subject to change.

Transaction Overview:

Lead Manager:	Citigroup Global Markets Inc.
Co-Manager:	UBS Investment Bank
Trustee:	HSBC Bank USA
Trust Administrator:	Wells Fargo Bank, N.A.
Rating Agencies:	S&P / Moody's
Expected Pricing Date:	November 9, 2005
Expected Settlement Date:	November 22, 2005

For Further Information:

Mortgage Finance	MBS Trading	MBS Structuring
Joel Katz (212) 723-6508	Jim De Mare (212) 723-6325	Shekhar Shah (212) 723-5386
Perry DeFelice Jr. (212) 723-1153	Matthew Cherwin (212) 723-6325	Neil Aggarwal (212) 723-6420

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Kathryn Ebner (212) 723-6879	Eliot Rubenzahl (212) 723-6325	

Structure Summary

Title of Securities:	Opteum Mortgage Acceptance Corporation, Asset-Backed Pass-Through Certificates, Series 2005-5.
Offered Certificates:	Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates.
Non-Offered Certificates:	Class M-10, Class C, Class P and Class R Certificates.
Class A Certificates:	Class I-APT, I-A1A, Class I-A1B, Class I-A1C, Class I-A1D, Class I-A2, and Class II-A1 Certificates.
Class I-A Certificates:	Class I-APT, I-A1A, Class I-A1B, Class I-A1C, Class I-A1D and Class I-A2 Certificates.
Class I-A1 Certificates:	Class I-A1A, Class I-A1B, Class I-A1C and Class I-A1D Certificates.
Class M Certificates:	Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates.
Seller and Servicer:	Opteum Financial Services, LLC. On November 3, 2005, the Seller was acquired by Bimini Mortgage Management, Inc.
Master Servicer:	Wells Fargo Bank, N.A.
Servicer:	Cenlar FSB.
Depositor:	Opteum Mortgage Acceptance Corporation.
Trustee:	HSBC Bank USA, National Association.
Securities Administrator:	Wells Fargo Bank, N.A.
Swap Provider:	[TBD]
LPMI Policy Providers:	PMI Mortgage Insurance Company and United Guaranty
Closing Date:	On or about November 22, 2005.
Distribution Dates:	25th of each month, or if such day is not a business day, the next succeeding business day, commencing December 27, 2005.
Cut-off Date:	November 1, 2005.
Record Date:	For the Offered Certificates the business day preceding the Distribution Date.
Servicing Fee:	The Servicing Fee for the fixed rate Mortgage Loans will be 0.250% per annum and the Servicing Fee for the adjustable rate Mortgage Loans will be 0.375% per annum, provided that for any adjustable rate Mortgage Loan that has an initial period during which its interest rate is fixed the Servicing Fee will equal 0.250% per annum during the initial fixed rate period. On and after the first interest rate adjustment date, for any such Mortgage Loan, the Servicing Fee will equal 0.375% per annum.
Administrative Fees:	The related Servicing Fees, and the fee payable for those loans which are covered under the Mortgage Insurance Policy.
Denomination:	$100,000 and multiples of $1 in excess thereof.
SMMEA Eligibility:	The Offered Certificates will not be SMMEA eligible.
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible, except that prior to termination of the Supplemental Interest Trust, which receives payments under the swap, plans may only purchase the Offered Certificates using an investor-based exception.
Tax Status:	One or more REMIC elections will be made with respect to the Trust.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Structure Summary (continued)

Interest Payment Delay: The Class I-A and Class M Certificates have a 0 day delay. The Class II-A1 Certificates have a 24 day delay.

Day Count: The Class I-A and Class M Certificates are Actual/360. The Class II-A1 Certificates are 30/360.

Accrued Interest: 0 days for the Class I-A and Class M Certificates, which will settle flat. The Class II-A1 Certificates will settle with 24 days of Accrued Interest.

Group I Mortgage Loans: The Group I Mortgage Loans will consist of fixed and adjustable rate closed-end mortgage loans, which accrue interest on a 30/360 basis and are secured by first lien mortgages on one-to four-family properties with an aggregate principal balance as of the Cut-off Date of approximately $760,230,192.53. There will be approximately 386 fixed rate Mortgage Loans with an aggregate principal balance as of the Cut-off Date of approximately $150,836,301.33 and approximately 2,047 adjustable rate Mortgage Loans (most of which will have an initial fixed rate period) with an aggregate principal balance as of the Cut-off Date of approximately $609,393,891.20

Group II Mortgage Loans: The Group II Mortgage Loans will consist of approximately 837 fixed rate closed-end mortgage loans, which accrue interest on a 30/360 basis and are secured by first lien mortgages on one-to four-family properties with an aggregate principal balance as of the Cut-off Date of approximately $232,941,655.67.

Interest Accrual Period: For any Distribution Date will be the period commencing on the immediately preceding Distribution Date (or, in the case of the first such Interest Accrual Period, commencing on the Closing Date) and ending on the day immediately preceding such Distribution Date.

Structure: Floating-Rate Senior/Mezzanine/Overcollateralization Structure

Pricing Speed: 4% CPR growing to 18% CPR over 12 months for the fixed rate Mortgage Loans
4% CPR growing to 30% CPR over 12 months for the adjustable rate Mortgage Loans

Pass-Through Rate: The monthly Pass-Through Rate for the Class A and Class M Certificates on each Distribution Date will be the lesser of the related Net WAC Rate and the following:

Class	Prior to Optional Termination Date	On or After Optional Termination Date
Class I-APT	1ml + [_]	1ml + 2.0x [_]
Class I-A1A	1ml + [_]	1ml + 2.0x [_]
Class I-A1B	1ml + [_]	1ml + 2.0x [_]
Class I-A1C	1ml + [_]	1ml + 2.0x [_]
Class I-A1D	1ml + [_]	1ml + 2.0x [_]
Class I-A2	1ml + [_]	1ml + 2.0x [_]
Class II-A1	[6.04]%	[6.04]%
Class M-1	1ml + [_]	1ml + 1.5x [_]
Class M-2	1ml + [_]	1ml + 1.5x [_]
Class M-3	1ml + [_]	1ml + 1.5x [_]
Class M-4	1ml + [_]	1ml + 1.5x [_]
Class M-5	1ml + [_]	1ml + 1.5x [_]
Class M-6	1ml + [_]	1ml + 1.5x [_]
Class M-7	1ml + [_]	1ml + 1.5x [_]
Class M-8	1ml + [_]	1ml + 1.5x [_]
Class M-9	1ml +[_]	1ml + 1.5x [_]
Class M-10	1ml + [_]	1ml + 1.5x [_]

Class I-A Net WAC Rate The weighted average of the Mortgage Rates on the Group I Mortgage Loans as of the beginning of the related mortgage due period minus the aggregate Administrative Fees and adjusted for any net swap payments out of the trust. The Class I-A Net WAC Rate is subject to an adjustment based on the actual number of days that have elapsed in the Interest Accrual Period.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Class II-A Net WAC Rate

The weighted average of the Mortgage Rates on the Group II Mortgage Loans as of the beginning of the related mortgage due period minus the aggregate Administrative Fees.

Class M Net WAC Rate

An amount equal to (x)

- (i) the Class I-A Net WAC Rate times
 - (a) the balance of the Group I Mortgage Loans minus
 - (b) the aggregate certificate principal balance of the Class I-A Certificates, plus
- (ii) the Class II-A Net WAC Rate times
 - (a) the balance of the Group II Mortgage Loans, minus
 - (b) the aggregate certificate principal balance of the Class II-A1 Certificates

divided by the sum of (y)

- (i) the balance of the Group I Mortgage Loans minus the aggregate certificate principal balance of the Class I-A Certificates, and
- (ii) the balance of the Group II Mortgage Loans, minus the aggregate certificate principal balance of the Class II-A1 Certificates

The Class II-A Net WAC Rate is subject to an adjustment based on the actual number of days that have elapsed in the Interest Accrual Period for purposes of calculating the Class M Net WAC Rate only.

Interest Distributions on the Class A Certificates and Class M Certificates

On each Distribution Date the Securities Administrator shall withdraw from the Certificate Account that portion of the Available Distribution Amount for such Distribution Date consisting of the Interest Remittance Amount for such Distribution Date, and shall pay such amount in the following amounts and order of priority:

- (i) first, to each class of Class A Certificates, from their respective groups, the accrued interest thereon and any Interest Carry Forward Amount for that class, concurrently on a pro rata basis based on the respective amounts of interest accrued up to the related Pass-through Rate on such class of Class A Certificates for such Distribution Date; and
- (ii) second, sequentially to the holders of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates, in that order, the accrued interest up to the Pass-through Rate for that class for such Distribution Date.

Principal Payments for Class A Certificates:

Prior to the Stepdown Date, the Class A Certificates will receive all principal collected on the related mortgage loans unless the Class A Certificates are paid to zero.

On or after the Stepdown Date and assuming no Trigger Event is in effect, principal paid to the Class A Certificates will be an amount such that the Class A Certificates will have approximately 17.90% of the current balance of the mortgage loans as credit enhancement (which is approximately 2x the initial Senior Enhancement Percentage).

Principal Payments for Class M Certificates:

The Class M Certificates will receive no principal payments before the Stepdown Date, unless the Class A Certificates are paid to zero. On or after the Stepdown Date and assuming no Trigger Event is in effect, principal will be shared among the Class M Certificates to maintain, in each case, approximately 2x their respective initial credit support.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Structure Summary (continued)

Optional Termination:

The Servicer will have the right to purchase all of the Mortgage Loans and REO properties in the mortgage pool once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Interest Carry Forward Amount:

For any Distribution Date and a class of Class A or Class M Certificates, the sum of:

(x) the excess, if any, of the interest accrued at the related Pass-Through Rate and any Interest Carry Forward Amount for the prior Distribution Date, over the amount in respect of interest actually distributed on each class on such prior Distribution Date and

(y) interest on such excess at the applicable Pass-Through Rate.

Basis Risk Shortfall Carry-Forward Amount:

For any Distribution Date and a class of Class A or Class M Certificates the sum of, (i) the excess of (a) the amount of interest such class would have accrued for such Distribution Date had the applicable Pass-Through Rate not been subject to the related Net WAC Rate, over (b) the amount of interest such class of Certificates accrued for such Distribution Date if the Pass-Through Rate for such Distribution Date is limited to the related Net WAC Rate, (ii) the unpaid portion of any such amounts from the prior Distribution Date and (iii) accrued interest on the amounts described in clause (ii) at the then applicable Pass-Through Rate. The ratings on each class of Certificates do not address the likelihood of the payment of any Basis Risk Shortfall Carry-Forward Amount.

Excess Interest:

Interest generated on the Mortgage Loans is expected to be more than the interest required to be distributed on the Class A and Class M Certificates and make net swap payments to the swap provider, resulting in Excess Interest. Excess Interest to the extent it is not used for other required purposes, including to cover interest shortfalls on the Offered Certificates or to fund any Overcollateralization Increase Amount, will be distributable to the Class C Certificates.

Senior Enhancement Percentage:

For any Distribution Date is the percentage obtained by dividing

(x) the sum of:

- (i) the aggregate Certificate Principal Balance of the Class M Certificates, before taking into account the distribution of the Principal Distribution Amount on such Distribution Date, and
- (ii) the Overcollateralization Amount, after taking into account the distribution of the Principal Remittance Amount on such Distribution Date by

(y) the outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period.

Principal Remittance Amount:

With respect to any Distribution Date, the amount equal to the sum (net of certain amounts, including amounts reimbursable therefrom to the Master Servicer and the Servicer) of the following amounts with respect to the related Mortgage Loans and the immediately preceding Due Period: (i) each scheduled payment of principal on a mortgage loan due during the related Due Period if received or advanced, (ii) all unscheduled collections including full and partial principal prepayments received during the previous calendar month, and (iii) the principal portion of all proceeds received with respect to the repurchase of Mortgage Loans during the preceding calendar month.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Structure Summary (continued)

Principal Distribution Amount: On any Distribution Date, the lesser of (i) the outstanding principal balance of the Class A and Class M Certificates and (ii) the sum of (A) the Principal Remittance Amount minus any net swap payments or swap termination payment due to the Swap Counterparty remaining unpaid (after application of interest collections used for this purpose on such Distribution Date) and (B) any Excess Interest or net swap payments or swap termination payment due to the Trust allocable to principal in order to build or maintain the Overcollateralization Target Amount less any Overcollateralization Release Amount.

Class I-A Principal Distribution Amount: With respect to any Distribution Date prior to the Stepdown Date or on which a Trigger Event is in effect, 100% of the principal received on the Group I Mortgage Loans plus its prorata share of any excess interest or net swap payments allocable to principal in order to build or maintain the Overcollateralization Target Amount. With respect to any Distribution Date on or after the Stepdown Date and on which a Trigger Event is not in effect, an amount equal to the excess of (i) the outstanding certificate principal balance of the Class I-A Certificates over (ii) the lesser of (a) approximately 82.10% of the outstanding principal balance of the Group I Mortgage Loans as of the last day of the related Due Period and (b) the outstanding principal balance of the Group I Mortgage Loans as of the last day of the related Due Period minus 0.50% of the aggregate principal balance of the Group I Mortgage Loans as of the cut-off date.

All distributions of principal to the Class I-A Certificates on any Distribution Date will be allocated to the Class I-A1, Class I-A2 and Class I-APT Certificates on a pro rata basis based on the aggregate Certificate Principal Balance of the Certificates immediately prior to such Distribution Date. Any distributions of principal allocated to the Class I-A1 Certificates will be distributed first to the Class I-A1A Certificates until the Certificate Principal Balance of the Class I-A1A Certificates has been reduced to zero, second to the Class I-A1B Certificates until the Certificate Principal Balance of the Class I-A1B Certificates has been reduced to zero, third to the Class I-A1C Certificates until the Certificate Principal Balance of the Class I-A1C Certificates has been reduced to zero, and fourth to the Class I-A1D Certificates until the Certificate Principal Balance of the Class I-A1D Certificates has been reduced to zero. However, on any Distribution Date on or after which the aggregate Certificate Principal Balance of the Class M Certificates and Class C Certificates have been reduced to zero, principal will be allocated to the Class I-A1 Certificates on a pro-rata basis.

Class II-A1 Principal Distribution Amount With respect to any Distribution Date prior to the Stepdown Date or on which a Trigger Event is in effect, 100% of the principal received on the Group II Mortgage Loans plus its prorata share of any excess interest or net swap payments allocable to principal in order to build or maintain the Overcollateralization Target Amount. With respect to any Distribution Date on or after the Stepdown Date and on which a Trigger Event is not in effect, an amount equal to the excess of (i) the outstanding certificate principal balance of the Class II-A1 Certificates over (ii) the lesser of (a) approximately 82.10% of the outstanding principal balance of the Group II Mortgage Loans as of the last day of the related Due Period and (b) the outstanding principal balance of the Group II Mortgage Loans as of the last day of the related Due Period minus 0.50% of the aggregate principal balance of the Group II Mortgage Loans as of the cut-off date.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Structure Summary (continued)

Class M Principal Distribution Amount: The Class M Certificates will not receive any principal payments until the Stepdown Date unless the Class A Certificates are paid to zero. In such case, the Class M Certificates will receive the remaining Principal Distribution Amount, sequentially in order of seniority until the certificate principal balance of each such class is reduced to zero. On or after the Stepdown Date (provided no Trigger Event is in effect), principal will be paid on the Class M Certificates, as follows:

(i) First, to the Class M-1 Certificates until approximately a 14.50% Credit Enhancement Percentage is reached (based on 2x the Class M-1 Initial Credit Enhancement Percentage),

(ii) Then to the Class M-2 Certificates until approximately a 11.90% Credit Enhancement Percentage is reached (based on 2x the Class M-2 Initial Credit Enhancement Percentage),

(iii) Then to the Class M-3 Certificates, until approximately a 10.00% Credit Enhancement Percentage is reached (based on 2x the Class M-3 Initial Credit Enhancement Percentage),

(iv) Then to the Class M-4 Certificates, until approximately a 8.50% Credit Enhancement Percentage is reached (based on 2x the Class M-4 Initial Credit Enhancement Percentage),

(v) Then to the Class M-5 Certificates, until approximately a 7.20% Credit Enhancement Percentage is reached (based on 2x the Class M-5 Initial Credit Enhancement Percentage),

(vi) Then to the Class M-6 Certificates, until approximately a 6.00% Credit Enhancement Percentage is reached (based on 2x the Class M-6 Initial Credit Enhancement Percentage),

(vii) Then to the Class M-7 Certificates, until approximately a 5.00% Credit Enhancement Percentage is reached (based on 2x the Class M-7 Initial Credit Enhancement Percentage),

(viii) Then to the Class M-8 Certificates, until approximately a 4.00% Credit Enhancement Percentage is reached (based on 2x the Class M-8 Initial Credit Enhancement Percentage),

(ix) Then to the Class M-9 Certificates, until approximately a 3.00% Credit Enhancement Percentage is reached (based on 2x the Class M-9 Initial Credit Enhancement Percentage),

(x) Then to the Class M-10 Certificates, until approximately a 1.70% Credit Enhancement Percentage is reached (based on 2x the Class M-10 Initial Credit Enhancement Percentage),

On or after the Stepdown Date, if a Trigger Event is in effect, the Principal Distribution Amount will be paid sequentially first to the Class A Certificates, as described on the prior page, and then to the Class M Certificates in their order of seniority until the Certificate Principal Balance of each such class is reduced to zero.

Credit Enhancement Percentage is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of each class of Certificates with a lower distribution priority by (y) the aggregate principal balance of the Mortgage Loans.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Structure Summary

Credit Enhancement:

Credit Enhancement will be provided by:

- Monthly Excess Interest
- Overcollateralization
- Subordination
 - Class A Certificates are senior to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates
 - Class M Certificates with a higher numerical designation are subordinate to those Class M Certificates with a lower numerical designation

Initial Credit Support*		On or After Stepdown Date**	
Class	Percentage	Class	Percentage
Class A***	8.95%	Class A	17.90%
Class M-1	7.25%	Class M-1	14.50%
Class M-2	5.95%	Class M-2	11.90%
Class M-3	5.00%	Class M-3	10.00%
Class M-4	4.25%	Class M-4	8.50%
Class M-5	3.60%	Class M-5	7.20%
Class M-6	3.00%	Class M-6	6.00%
Class M-7	2.50%	Class M-7	5.00%
Class M-8	2.00%	Class M-8	4.00%
Class M-9	1.50%	Class M-9	3.00%
Class M-10	0.85%	Class M-10	1.70%

**Approximate.*
***Targeted.*
****The Class I-APT,Class I-A1A, Class I-A1B, Class I-A1C and Class I-A1D Certificates will have additional credit support provided by the Class I-A2 Certificates.*

Overcollateralization Amount: With respect to any Distribution Date, the outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period less the aggregate Certificate Principal Balance of the Class A and Class M Certificates (after taking into account all distributions of principal on such Distribution Date).

Overcollateralization Increase Amount: As of any Distribution Date, the excess, if any, of:

(x) the Overcollateralization Target Amount for such Distribution Date, over

(y) the Overcollateralization Amount for such Distribution Date, calculated for this purpose after taking into account the reduction on such Distribution Date of the Certificate Principal Balances of all classes of Certificates from distributions of the Principal Remittance Amount, but prior to taking into account any Applied Realized Loss Amounts on such Distribution Date.

Overcollateralization Target Amount: As of any Distribution Date prior to the Stepdown Date, the Overcollateralization Target Amount is an amount equal to approximately 0.85% of the principal balance of the Mortgage Loans as of the Cut-off Date. On or after the Stepdown Date, provided a Trigger Event is not in effect, the Overcollateralization Target Amount is the greater of (x) 1.70% of the then current aggregate outstanding principal balance of the Mortgage Loans and (y) 0.50% of the principal balance of the Mortgage Loans as of the Cut-off Date. On or after the Stepdown Date, if a Trigger Event is in effect, the Overcollateralization Target Amount is the Overcollateralization Target Amount for the immediately preceding Distribution Date.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Structure Summary

Overcollateralization Release Amount: As of any Distribution Date, the lesser of (a) the Principal Remittance Amount and (b) the excess, if any, of:

(x) the Overcollateralization Amount for such Distribution Date, calculated for this purpose after taking into account the reduction on such Distribution Date of the Certificate Principal Balances of all classes of Certificates from distributions of the Principal Remittance Amount, but prior to taking into account any Applied Realized Loss Amounts on such Distribution Date, over

(y) the Overcollateralization Target Amount for such Distribution Date.

Stepdown Date: The later to occur of:

- (i) the Distribution Date in December 2008 and
- (ii) the first Distribution Date on which the Senior Enhancement Percentage equals or exceeds approximately 17.90%

Trigger Event: On a Distribution Date, a Trigger Event will have occurred if:

(i) the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the initial Pool Balance exceeds the applicable percentages set forth below with respect to such Distribution Date, or

Distribution Date	Percentage
December 2005 to November 2008	N/A
December 2008 to November 2009	[0.85%]
December 2009 to November 2010	[1.30%]
December 2010 to November 2011	[1.70%]
December 2011and thereafter	[2.00%]

(ii) If the six-month rolling average of 60+ Day Delinquent Loans equals or exceeds [35%] of the Senior Enhancement Percentage.

Allocation of Losses: Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date, first, to net monthly excess cashflow, second, to the Class C Certificates by a reduction in the Overcollateralization Amount, third, to the Class M-10 Certificates, fourth, to the Class M-9 Certificates, fifth, to the Class M-8 Certificates, sixth, to the Class M-7 Certificates, seventh, to the Class M-6 Certificates, eighth, to the Class M-5 Certificates, ninth, to the Class M-4 Certificates, tenth, to the Class M-3 Certificates, eleventh, to the Class M-2 Certificates and twelfth, to the Class M-1 Certifcates.

After the aggregate Certificate Principal Balance of the Class M Certificates is reduced to zero any additional losses will reduce the principal and interest payments allocable to the related Class A certificates. Any such reduction in principal and interest payments related to the Class I-A1A, Class I-A1B, Class I-A1C, Class I-A1D or Class I-APT Certificates will be allocated to the Class I-A2 Certificates until the balance of the Class I-A2 Certificates has been reduced to zero.

Investors in the Class I-APT, Class I-A1A, Class I-A1B, Class I-A1C, Class I-A1D and Class II-A1 Certificates should note, however, that although Realized Losses will not reduce the Certificate Principal Balance of such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of such Certificates all principal and interest amounts to which they are then entitled. Once Realized Losses are allocated to the Class I-A2 Certificates and Class M Certificates, such amounts with respect to such Certificates will no longer accrue interest. However, the amount of any Realized Losses allocated to the Class I-A2 Certificates and Class M Certificates may be distributed to the holders of those certificates from Excess Interest and Net Swap Payments to the trust (the " Applied Realized Loss Amount"), sequentially.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell o r buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required , a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Structure Summary

Advances: The Servicer is required to advance scheduled principal and interest (net of the Servicing Fee) for any delinquent Mortgage Loan. However, the Servicer will make an advance only if it determines that the advance will be recoverable from future payments or collections on that mortgage loan. If the Servicer fails to make any such advance, the Master Servicer will advance any remaining amounts of scheduled principal and interest for any delinquent Mortgage Loan. The Servicer and Master Servicer, as applicable, are entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.

Prepayment Interest Shortfall: With respect to any Distribution Date, the aggregate shortfall, if any, in collections of interest resulting from mortgagor prepayments during the preceding calendar month.

Compensating Interest: The Servicer is obligated to offset any Prepayment Interest Shortfall on any Distribution Date with Compensating Interest to the extent of its Servicing Fee for such Distribution Date.

Swap Agreement: On the Closing Date, the Supplemental Interest Trust will enter into a Swap Agreement with [TBD] (the "Swap Counterparty") for the benefit of the Class A and Class M Certificates. The Swap Agreement will have an initial notional amount of approximately $751,674,473. Under the Swap Agreement, on each Distribution Date until the swap is retired (i) the Supplemental Interest Trust shall be obligated to pay the Swap Counterparty an amount equal to [5.05]% per annum on a notional balance equal to the lesser of a (a) the swap notional amount for such Distribution Date set forth in the schedule below and (b) the aggregate principal balance of the Group I Mortgage Loans at the beginning of the related calculation period (such lesser amount, the "Notional Balance") and (ii) the Supplemental Interest Trust will be entitled to receive from the Swap Counterparty an amount equal to One-Month LIBOR (as determined pursuant to the Swap Agreement) on the Notional Balance, in each case accrued during the related swap accrual period ([33]days in the case of the first accrual period). On each such Distribution Date, only the net amount of the two obligations above (the "Net Swap Payment") will be paid by the appropriate party. On each Distribution Date on which the Supplemental Interest Trust is required to make a Net Swap Payment to the Swap Counterparty, the trust will be obligated to make a payment to the Supplemental Interest Trust in the same amount, which payment shall be paid prior to all distributions to Certificateholders.

Upon early termination of the Swap Agreement, the Supplemental Interest Trust or the Swap Counterparty may be liable to make termination payment (the "Swap Termination Payment") to the other party, regardless of which party caused the termination. The Swap Termination Payment will be computed in accordance with the procedures set forth in the Swap Agreement. In the event that the Swap Administrator is require to make a Swap Termination Payment to the Swap Counterparty, the trust will be obligated to make a payment to the Swap Administrator in the same amount. If the Swap Termination Payment is not due to a Swap Provider Trigger Event, the trust's payment will be paid on the related Distribution Date, and on any subsequent Distribution Dates until paid in full, prior to all distributions to Certificateholders. If the Swap Termination Payment is due to a Swap Provider Trigger Event, such payment will be made subordinate to distributions to all Certificates other than the Class C Certificates.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Swap Agreement Notional Balance Schedule

Period	Notional Balance ($)	Period	Notional Balance ($)	Period	Notional Balance ($)
1	751,674,472.53	37	122,714,925.16	73	24,163,389.24
2	744,271,527.27	38	118,125,897.26	74	23,503,737.04
3	734,681,632.08	39	113,722,984.01	75	22,862,175.25
4	722,904,328.55	40	109,498,122.22	76	22,238,200.06
5	708,957,501.08	41	105,443,614.68	77	21,631,322.17
6	692,878,213.61	42	101,552,112.93	78	21,041,066.27
7	674,723,341.52	43	97,816,601.20	79	20,466,970.70
8	654,571,312.21	44	94,230,380.70	80	19,908,586.99
9	632,521,639.32	45	90,787,054.87	81	19,365,479.46
10	608,744,494.87	46	87,480,515.43	82	18,760,295.15
11	583,552,985.21	47	84,304,928.78	83	18,113,166.18
12	557,947,160.78	48	81,254,723.36	84	17,623,632.22
13	533,500,088.10	49	78,324,577.38	85	17,147,253.97
14	510,170,577.09	50	75,509,407.39	86	16,683,678.52
15	487,906,151.98	51	72,804,357.01	87	16,232,562.44
16	466,656,840.30	52	70,204,786.63	88	15,793,571.57
17	446,375,052.54	53	67,706,263.26	89	15,366,380.71
18	427,015,467.44	54	65,304,550.96	90	14,950,673.44
19	408,534,922.81	55	62,995,601.82	91	14,546,141.79
20	390,892,353.78	56	60,775,547.28	92	14,152,486.11
21	374,048,563.84	57	58,640,693.84	93	13,769,414.82
22	357,966,265.12	58	56,586,698.65	94	13,396,644.10
23	342,609,979.26	59	35,618,759.88	95	13,033,897.84
24	217,543,310.84	60	34,643,660.10	96	12,680,907.24
25	208,925,315.68	61	33,695,507.42	97	12,337,410.83
26	200,673,892.17	62	32,773,540.08	98	12,003,154.06
27	192,772,609.16	63	31,877,018.77	99	11,677,889.30
28	185,205,797.86	64	31,005,225.89	100	11,361,375.47
29	177,958,515.45	65	30,157,464.93	101	11,053,378.01
30	171,016,510.96	66	29,333,059.73	102	10,753,668.66
31	164,366,192.46	67	28,531,353.92	103	10,462,025.25
32	157,994,595.82	68	27,751,710.29	104	10,178,231.58
33	151,889,310.21	69	26,993,510.15		
34	146,038,588.83	70	26,256,152.84		
35	140,431,115.72	71	25,539,055.10		
36	127,498,514.89	72	24,841,650.56		

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Pursuant to the Supplemental Interest Trust, amounts paid by the trust to the Supplemental Interest Trust will be distributed to the Swap Counterparty on each Distribution Date in the following order of priority:

1) to the Swap Counterparty, any Net Swap Payment owed to the Swap Counterparty under the Swap Agreement for such Distribution Date; and
2) to the Swap Counterparty, any Swap Termination Payment owed to the Swap Counterparty under the Swap Agreement.

Pursuant to the Supplemental Interest Trust, amounts paid by the Swap Counterparty to the Supplemental Interest Trust will be distributed on each Distribution Date in the following order of priority, in each case to the extent not covered by net monthly excess cashflow:

(i) to the holders of the Class I-A Certificates, on a pro rata basis, to pay accrued and unpaid interest to the extent unpaid from interest collections, but only to the extent of the interest portion of Realized Losses allocated to such Certificates on such Distribution Date;
(ii) distribution of additional principal to the certificates, until the required level of Overcollateralization Target Amount is reached, but only to the extent of the principal portion of Realized Losses for such Distribution Date or prior Distribution Dates;
(iii) to the holders of the Class M Certificates, in order of priority, to pay accrued and unpaid interest to the extent unpaid from interest collections, but only to the extent of the interest portion of Realized Losses allocated to such Certificates on such Distribution Date;
(iv) to pay the holder of the Class I-A2 Certificates and then to the Class M Certificates, in order of priority, the principal portion of any Realized Losses previously allocated thereto that remain unreimbursed;
(v) to pay, first to the Class I-A Certificates, on a pro rata basis based on the remaining Basis Risk Carry-Forward Amounts, any Basis Risk Shortfall Carry-Forward Amount, as applicable, for such Distribution Date and second, sequentially to the Class M Certificates, in order of priority, any Basis Risk Shortfall Carry-Forward Amount for such Distribution Date; and
(vi) to the parties named in the Pooling and Servicing Agreement, any remaining amounts.

Swap Provider Trigger Event: A "Swap Provider Trigger Event" shall mean: (i) an Event of Default under the Swap Agreement with respect to which the Swap Counterparty is a Defaulting Party (as defined in the Swap Agreement) or (ii) a Termination Event (including an Additional Termination Event) under the Swap Agreement with respect to which the Swap Provider is the sole Affected Party (as defined in the Swap Agreement).

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Sensitivity Analysis – To 10% Optional Termination

Percent of Pricing Speed	0%	50%	100%	150%	200%
Class I-A1PT					
Avg. Life (yrs)	20.96	5.96	3.09	2.00	1.40
Window (mo)	1 - 345	1 - 195	1 - 104	1 - 67	1 - 48
Expected Final Mat.	Aug-2034	Feb-2022	Jul-2014	Jun-2011	Nov-2009
Class I-A1A					
Avg. Life (yrs)	14.41	1.74	1.00	0.74	0.61
Window (mo)	1 - 240	1 - 40	1 - 21	1 - 15	1 - 12
Expected Final Mat.	Nov-2025	Mar-2009	Aug-2007	Feb-2007	Nov-2006
Class I-A1B					
Avg. Life (yrs)	20.97	3.84	2.00	1.38	1.08
Window (mo)	240 - 262	40 - 52	21 - 27	15 - 18	12 - 14
Expected Final Mat.	Sep-2027	Mar-2010	Feb-2008	May-2007	Jan-2007
Class I-A1C					
Avg. Life (yrs)	24.41	6.52	3.25	2.05	1.52
Window (mo)	262 - 322	52 - 114	27 - 56	18 - 32	14 - 23
Expected Final Mat.	Sep-2032	May-2015	Jul-2010	Jul-2008	Oct-2007
Class I-A1D					
Avg. Life (yrs)	28.19	13.56	7.00	4.38	2.75
Window (mo)	322 - 345	114 - 195	56 - 104	32 - 67	23 - 48
Expected Final Mat.	Aug-2034	Feb-2022	Jul-2014	Jun-2011	Nov-2009
Class I-A2					
Avg. Life (yrs)	20.96	5.96	3.09	2.00	1.40
Window (mo)	1 - 345	1 - 195	1 - 104	1 - 67	1 - 48
Expected Final Mat.	Aug-2034	Feb-2022	Jul-2014	Jun-2011	Nov-2009
Class II-A1					
Avg. Life (yrs)	19.99	7.63	4.10	2.74	2.02
Window (mo)	1 - 345	1 - 195	1 - 104	1 - 67	1 - 48
Expected Final Mat.	Aug-2034	Feb-2022	Jul-2014	Jun-2011	Nov-2009
Class M-1					
Avg. Life (yrs)	26.49	10.95	5.69	4.15	4.00
Window (mo)	273 - 345	66 - 195	38 - 104	41 - 67	47 - 48
Expected Final Mat.	Aug-2034	Feb-2022	Jul-2014	Jun-2011	Nov-2009

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Sensitivity Analysis – To 10% Optional Termination

Percent of Pricing Speed	0%	50%	100%	150%	200%
Class M-2					
Avg. Life (yrs)	26.49	10.95	5.69	4.09	3.81
Window (mo)	273 - 345	66 - 195	38 - 104	40 - 67	43 - 48
Expected Final Mat.	Aug-2034	Feb-2022	Jul-2014	Jun-2011	Nov-2009
Class M-3					
Avg. Life (yrs)	26.49	10.95	5.68	4.05	3.65
Window (mo)	273 - 345	66 - 195	37 - 104	39 - 67	42 - 48
Expected Final Mat.	Aug-2034	Feb-2022	Jul-2014	Jun-2011	Nov-2009
Class M-4					
Avg. Life (yrs)	26.49	10.95	5.68	4.04	3.56
Window (mo)	273 - 345	65 - 195	37 - 104	39 - 67	40 - 48
Expected Final Mat.	Aug-2034	Feb-2022	Jul-2014	Jun-2011	Nov-2009
Class M-5					
Avg. Life (yrs)	26.49	10.95	5.68	4.00	3.50
Window (mo)	273 - 345	65 - 195	37 - 104	38 - 67	40 - 48
Expected Final Mat.	Aug-2034	Feb-2022	Jul-2014	Jun-2011	Nov-2009
Class M-6					
Avg. Life (yrs)	26.49	10.95	5.68	4.00	3.46
Window (mo)	273 - 345	65 - 195	37 - 104	38 - 67	39 - 48
Expected Final Mat.	Aug-2034	Feb-2022	Jul-2014	Jun-2011	Nov-2009
Class M-7					
Avg. Life (yrs)	26.49	10.95	5.68	4.00	3.44
Window (mo)	273 - 345	65 - 195	37 - 104	38 - 67	39 - 48
Expected Final Mat.	Aug-2034	Feb-2022	Jul-2014	Jun-2011	Nov-2009
Class M-8					
Avg. Life (yrs)	26.46	10.80	5.59	3.91	3.35
Window (mo)	273 - 345	65 - 195	37 - 104	37 - 67	38 - 48
Expected Final Mat.	Aug-2034	Feb-2022	Jul-2014	Jun-2011	Nov-2009
Class M-9					
Avg. Life (yrs)	26.35	10.40	5.34	3.75	3.23
Window (mo)	273 - 341	65 - 178	37 - 94	37 - 60	38 - 43
Expected Final Mat.	Apr-2034	Sep-2020	Sep-2013	Nov-2010	Jun-2009

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Sensitivity Analysis – To Maturity

Percent of Pricing Speed	0%	50%	100%	150%	200%
Class I-A1PT					
Avg. Life (yrs)	21.01	6.26	3.29	2.13	1.48
Window (mo)	1 - 358	1 - 328	1 - 215	1 - 144	1 - 103
Expected Final Mat.	Sep-2035	Mar-2033	Oct-2023	Nov-2017	Jun-2014
Class I-A1A					
Avg. Life (yrs)	14.41	1.74	1.00	0.74	0.61
Window (mo)	1 - 240	1 - 40	1 - 21	1 - 15	1 - 12
Expected Final Mat.	Nov-2025	Mar-2009	Aug-2007	Feb-2007	Nov-2006
Class I-A1B					
Avg. Life (yrs)	20.97	3.84	2.00	1.38	1.08
Window (mo)	240 - 262	40 - 52	21 - 27	15 - 18	12 - 14
Expected Final Mat.	Sep-2027	Mar-2010	Feb-2008	May-2007	Jan-2007
Class I-A1C					
Avg. Life (yrs)	24.41	6.52	3.25	2.05	1.52
Window (mo)	262 - 322	52 - 114	27 - 56	18 - 32	14 - 23
Expected Final Mat.	Sep-2032	May-2015	Jul-2010	Jul-2008	Oct-2007
Class I-A1D					
Avg. Life (yrs)	28.42	14.88	7.87	4.95	3.11
Window (mo)	322 - 358	114 - 328	56 - 215	32 - 144	23 - 103
Expected Final Mat.	Sep-2035	Mar-2033	Oct-2023	Nov-2017	Jun-2014
Class I-A2					
Avg. Life (yrs)	21.01	6.26	3.29	2.13	1.48
Window (mo)	1 - 358	1 - 328	1 - 215	1 - 144	1 - 103
Expected Final Mat.	Sep-2035	Mar-2033	Oct-2023	Nov-2017	Jun-2014
Class II-A1					
Avg. Life (yrs)	20.04	8.38	4.77	3.23	2.39
Window (mo)	1 - 359	1 - 348	1 - 276	1 - 195	1 - 143
Expected Final Mat.	Oct-2035	Nov-2034	Nov-2028	Feb-2022	Oct-2017
Class M-1					
Avg. Life (yrs)	26.60	11.82	6.37	4.63	4.48
Window (mo)	273 - 355	66 - 308	38 - 201	41 - 136	47 - 99
Expected Final Mat.	Jun-2035	Jul-2031	Aug-2022	Mar-2017	Feb-2014

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Sensitivity Analysis – To Maturity

Percent of Pricing Speed	0%	50%	100%	150%	200%
Class M-2					
Avg. Life (yrs)	26.59	11.65	6.19	4.43	4.06
Window (mo)	273 - 354	66 - 270	38 - 161	40 - 107	43 - 77
Expected Final Mat.	May-2035	May-2028	Apr-2019	Oct-2014	Apr-2012
Class M-3					
Avg. Life (yrs)	26.58	11.56	6.10	4.33	3.85
Window (mo)	273 - 353	66 - 253	37 - 144	39 - 94	42 - 67
Expected Final Mat.	Apr-2035	Dec-2026	Nov-2017	Sep-2013	Jun-2011
Class M-4					
Avg. Life (yrs)	26.57	11.47	6.03	4.27	3.72
Window (mo)	273 - 352	65 - 242	37 - 136	39 - 88	40 - 63
Expected Final Mat.	Mar-2035	Jan-2026	Mar-2017	Mar-2013	Feb-2011
Class M-5					
Avg. Life (yrs)	26.56	11.36	5.96	4.18	3.63
Window (mo)	273 - 351	65 - 231	37 - 129	38 - 83	40 - 59
Expected Final Mat.	Feb-2035	Feb-2025	Aug-2016	Oct-2012	Oct-2010
Class M-6					
Avg. Life (yrs)	26.54	11.23	5.87	4.12	3.54
Window (mo)	273 - 349	65 - 220	37 - 121	38 - 78	39 - 55
Expected Final Mat.	Dec-2034	Mar-2024	Dec-2015	May-2012	Jun-2010
Class M-7					
Avg. Life (yrs)	26.51	11.05	5.75	4.04	3.47
Window (mo)	273 - 347	65 - 208	37 - 113	38 - 72	39 - 52
Expected Final Mat.	Oct-2034	Mar-2023	Apr-2015	Nov-2011	Mar-2010
Class M-8					
Avg. Life (yrs)	26.46	10.80	5.59	3.91	3.35
Window (mo)	273 - 345	65 - 195	37 - 104	37 - 67	38 - 48
Expected Final Mat.	Aug-2034	Feb-2022	Jul-2014	Jun-2011	Nov-2009
Class M-9					
Avg. Life (yrs)	26.35	10.40	5.34	3.75	3.23
Window (mo)	273 - 341	65 - 178	37 - 94	37 - 60	38 - 43
Expected Final Mat.	Apr-2034	Sep-2020	Sep-2013	Nov-2010	Jun-2009

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Available Funds Cap – Static Indices

Pd	Class A Group I AFC (%)	Class M AFC (%)	Pd	Class A Group I AFC (%)	Class M AFC (%)	Pd	Class A Group I AFC (%)	Class M AFC (%)
1	4.43	4.69	36	6.06	6.02	71	6.37	6.28
2	4.93	5.16	37	6.21	6.19	72	6.18	6.09
3	4.94	5.17	38	6.06	6.02	73	6.36	6.27
4	5.04	5.40	39	6.06	6.01	74	6.17	6.08
5	4.96	5.18	40	6.54	6.54	75	6.17	6.07
6	5.00	5.26	41	6.06	6.01	76	6.53	6.45
7	4.97	5.19	42	6.21	6.18	77	6.16	6.07
8	5.01	5.27	43	6.05	6.01	78	6.33	6.25
9	4.98	5.20	44	6.21	6.18	79	6.15	6.06
10	4.99	5.21	45	6.05	6.01	80	6.32	6.24
11	5.05	5.30	46	6.05	6.01	81	6.14	6.05
12	5.02	5.23	47	6.20	6.17	82	6.13	6.05
13	5.08	5.32	48	6.05	6.00	83	6.31	6.23
14	5.04	5.25	49	6.20	6.17	84	6.13	6.05
15	5.05	5.25	50	6.04	6.00	85	6.30	6.23
16	5.24	5.55	51	6.04	6.00	86	6.12	6.04
17	5.07	5.27	52	6.54	6.54	87	6.11	6.03
18	5.14	5.37	53	6.04	6.00	88	6.68	6.63
19	5.09	5.28	54	6.19	6.17	89	6.10	6.03
20	5.16	5.38	55	6.03	5.99	90	6.27	6.21
21	5.11	5.30	56	6.19	6.16	91	6.09	6.02
22	5.13	5.31	57	6.04	6.00	92	6.26	6.20
23	5.26	5.46	58	6.06	6.01	93	6.08	6.01
24	5.96	5.95	59	6.38	6.29	94	6.07	6.01
25	6.09	6.10	60	6.25	6.13	95	6.24	6.19
26	5.96	5.95	61	6.42	6.32	96	6.06	6.00
27	5.96	5.95	62	6.24	6.13	97	6.23	6.18
28	6.25	6.26	63	6.23	6.12	98	6.05	5.99
29	5.96	5.95	64	6.81	6.72	99	6.04	5.99
30	6.12	6.12	65	6.22	6.11	100	6.61	6.58
31	5.99	5.97	66	6.40	6.30	101	6.03	5.98
32	6.13	6.12	67	6.21	6.11	102	6.20	6.16
33	5.99	5.97	68	6.39	6.29	103	6.02	5.97
34	5.99	5.97	69	6.20	6.10	104	6.19	6.16
35	6.14	6.13	70	6.19	6.09			

Assumptions:

1. Run at Pricing Speed and to 10% Optional Termination
2. Static Indices: 1-Month Libor; 4.12%; 6-Month Libor; 4.49%
3. Class A Group II AFC is 6.11% for all periods
4. Fees include the Servicing Fee and the Mortgage Insurance Policy Premium for those loans covered under the Policy

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Available Funds Cap - Indices @ 20%

Pd	Class A Group I AFC (%)	Class M AFC (%)	Pd	Class A Group I AFC (%)	Class M AFC (%)	Pd	Class A Group I AFC (%)	Class M AFC (%)
1	20.13	16.71	36	13.21	11.50	71	12.02	9.89
2	20.58	17.14	37	13.32	11.63	72	11.74	9.63
3	20.52	17.09	38	13.07	11.03	73	11.98	9.84
4	20.54	17.25	39	12.99	10.88	74	11.69	9.57
5	20.34	16.96	40	13.53	11.43	75	11.67	9.55
6	20.26	16.94	41	12.91	10.80	76	12.19	10.02
7	20.08	16.76	42	13.33	11.13	77	11.62	9.50
8	19.96	16.71	43	13.06	10.87	78	11.86	9.71
9	19.73	16.49	44	13.19	11.01	79	11.57	9.45
10	19.53	16.34	45	12.93	10.75	80	11.81	9.66
11	19.35	16.25	46	12.86	10.69	81	11.53	9.40
12	19.07	15.99	47	13.01	10.84	82	11.51	9.38
13	18.89	15.89	48	12.77	10.60	83	11.74	9.58
14	18.61	15.63	49	12.91	10.75	84	11.47	9.33
15	18.38	15.46	50	12.65	10.49	85	11.71	9.54
16	18.34	15.58	51	12.59	10.44	86	11.42	9.28
17	17.95	15.13	52	13.18	11.03	87	11.40	9.26
18	17.80	15.06	53	12.47	10.33	88	12.20	9.99
19	17.54	14.81	54	12.63	10.49	89	11.35	9.21
20	17.40	14.75	55	12.37	10.24	90	11.58	9.42
21	17.14	14.51	56	12.52	10.39	91	11.30	9.16
22	16.97	14.37	57	12.31	10.18	92	11.53	9.37
23	17.01	14.45	58	12.35	10.19	93	11.25	9.11
24	13.88	12.01	59	11.80	9.88	94	11.23	9.09
25	13.93	12.09	60	11.99	9.93	95	11.46	9.29
26	13.68	11.86	61	12.24	10.15	96	11.18	9.04
27	13.59	11.79	62	11.95	9.88	97	11.40	9.24
28	13.81	12.05	63	11.93	9.85	98	11.13	8.99
29	13.46	11.69	64	12.77	10.61	99	11.10	8.96
30	13.80	12.00	65	11.89	9.81	100	11.88	9.68
31	13.55	11.76	66	12.14	10.02	101	11.05	8.92
32	13.62	11.86	67	11.85	9.75	102	11.27	9.12
33	13.37	11.62	68	12.09	9.97	103	11.00	8.87
34	13.30	11.56	69	11.80	9.70	104	11.22	9.07
35	13.47	11.74	70	11.78	9.68			

Assumptions:

1. Run at Pricing Speed and to 10% Optional Termination
2. Fees include the Servicing Fee and the Mortgage Insurance Policy Premium for those loans covered under the Policy
3. Class A Group II AFC is 6.11% for all periods
4. Proceeds from swap included

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Excess Interest - Static Indices

Pd	Excess Interest (%)	Pd	Excess Interest (%)	Pd	Excess Interest (%)
1	0.09	36	1.22	71	1.34
2	0.46	37	1.29	72	1.26
3	0.46	38	1.23	73	1.34
4	0.50	39	1.22	74	1.25
5	0.48	40	1.44	75	1.25
6	0.49	41	1.21	76	1.41
7	0.48	42	1.28	77	1.24
8	0.50	43	1.21	78	1.32
9	0.49	44	1.28	79	1.24
10	0.50	45	1.20	80	1.32
11	0.53	46	1.19	81	1.24
12	0.52	47	1.26	82	1.24
13	0.55	48	1.18	83	1.32
14	0.53	49	1.25	84	1.24
15	0.54	50	1.17	85	1.32
16	0.62	51	1.17	86	1.23
17	0.55	52	1.40	87	1.23
18	0.58	53	1.16	88	1.48
19	0.56	54	1.23	89	1.23
20	0.59	55	1.15	90	1.31
21	0.57	56	1.23	91	1.23
22	0.58	57	1.15	92	1.31
23	0.66	58	1.17	93	1.23
24	1.19	59	1.35	94	1.23
25	1.25	60	1.29	95	1.31
26	1.18	61	1.38	96	1.22
27	1.18	62	1.29	97	1.30
28	1.31	63	1.28	98	1.22
29	1.17	64	1.54	99	1.22
30	1.25	65	1.28	100	1.46
31	1.18	66	1.36	101	1.22
32	1.25	67	1.27	102	1.30
33	1.18	68	1.35	103	1.22
34	1.18	69	1.26	104	1.30
35	1.25	70	1.26		

Assumptions:

1. Run at Pricing Speed and to 10% Optional Termination
2. Static Indices: 1-Month Libor; 4.12%; 6-Month Libor; 4.49%

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell o r buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required , a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Excess Interest - Forward Indices

Pd	Excess Interest (%)	Pd	Excess Interest (%)	Pd	Excess Interest (%)
1	0.09	36	0.97	71	1.07
2	0.46	37	1.05	72	0.95
3	0.46	38	0.94	73	1.06
4	0.49	39	0.93	74	0.93
5	0.46	40	1.21	75	0.93
6	0.47	41	0.92	76	1.15
7	0.45	42	1.03	77	0.92
8	0.47	43	0.91	78	1.04
9	0.44	44	1.01	79	0.91
10	0.44	45	0.88	80	1.03
11	0.47	46	0.87	81	0.90
12	0.44	47	0.98	82	0.90
13	0.47	48	0.86	83	1.02
14	0.44	49	0.97	84	0.91
15	0.44	50	0.84	85	1.02
16	0.53	51	0.83	86	0.90
17	0.44	52	1.13	87	0.89
18	0.47	53	0.82	88	1.22
19	0.44	54	0.94	89	0.88
20	0.47	55	0.81	90	1.00
21	0.43	56	0.92	91	0.88
22	0.44	57	0.80	92	0.99
23	0.53	58	0.82	93	0.87
24	0.96	59	1.05	94	0.87
25	1.03	60	1.00	95	0.98
26	0.94	61	1.12	96	0.87
27	0.94	62	0.99	97	0.98
28	1.08	63	0.98	98	0.86
29	0.92	64	1.31	99	0.86
30	1.05	65	0.98	100	1.19
31	0.96	66	1.10	101	0.86
32	1.03	67	0.97	102	0.97
33	0.94	68	1.08	103	0.86
34	0.93	69	0.95	104	0.97
35	1.02	70	0.95		

Assumptions:

1. Run at Pricing Speed and to 10% Optional Termination
2. Run using 1-Month Libor and 6-Month Libor Forward Indices

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Total Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

		Collateral Summary	Ranges (if applicable)
Total Number of Loans		3,270	
Total Outstanding Loan Principle Balance		$993,171,848.20	
Average Outstanding Loan Principal Balance		$303,722.28	$38,639.44 - $1,981,800.00
WA Coupon		6.212%	4.000% - 9.625%
WA Remaining Term (mo.)		356	176 - 360
WA Original LTV**		74.09%	12.84% – 100.00%
WA FICO*		702	515 - 822
WA Seasoning (mo.)		1	0 - 7
Interest Only Loans		73.12%	
1st Liens		100.00%	
2nd Liens		0.00%	
Simultaneous 2nd Liens		46.83%	
Loan Type			
ARM		61.36%	
Fixed		38.64%	
Geographic Distribution			
	CA	55.32%	
	GA	10.12%	
	NJ	7.62%	
ARM Characteristics			
Gross Margin		3.202%	2.250% - 7.950%
Initial Periodic Cap		3.948%	1.000% - 6.000%
Subsequent Periodic Cap		1.000%	1.000% - 1.000%
Lifetime Maximum Rate		11.846%	9.250% - 15.625%
Lifetime Minimum Rate		3.357%	2.250% - 8.950%

*Zero Values Excluded

**WA OLTV is defined as the Loan-to-Value Ratios of the First Lien Mortgage Loans.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – TOTAL POOL

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon*	WA OLTV*	WA FICO*	IO %
25,000.01 - 50,000.00	5	$228,207.54	0.02%	$45,641.51	7.072%	65.87%	683	N/A
50,000.01 - 75,000.00	43	2,778,113.93	0.28	64,607.30	7.001	71.71	689	24.60
75,000.01 - 100,000.00	128	11,391,663.10	1.15	88,997.37	6.680	70.75	705	57.25
100,000.01 - 125,000.00	171	19,401,728.56	1.95	113,460.40	6.565	76.59	699	66.44
125,000.01 - 150,000.00	248	34,414,505.89	3.47	138,768.17	6.430	74.68	701	68.78
150,000.01 - 175,000.00	243	39,434,814.06	3.97	162,283.19	6.398	73.56	697	59.92
175,000.01 - 200,000.00	262	49,329,995.96	4.97	188,282.43	6.374	74.78	702	68.41
200,000.01 - 225,000.00	220	46,930,877.24	4.73	213,322.17	6.319	76.13	694	74.08
225,000.01 - 250,000.00	199	47,489,679.37	4.78	238,641.60	6.336	76.09	689	67.01
250,000.01 - 275,000.00	203	53,152,493.03	5.35	261,834.94	6.274	75.71	694	73.11
275,000.01 - 300,000.00	213	61,487,100.46	6.19	288,671.83	6.195	76.27	695	72.65
300,000.01 - 325,000.00	153	47,993,408.45	4.83	313,682.41	6.264	75.69	693	76.56
325,000.01 - 359,650.00	213	72,967,625.40	7.35	342,571.01	6.281	76.46	687	73.62
359,650.01 - 500,000.00	637	270,360,361.46	27.22	424,427.57	6.154	74.93	704	75.71
500,000.01 -1,000,000.00	306	200,273,586.56	20.17	654,488.84	6.055	71.76	711	73.51
>1,000,000.00	26	35,537,687.19	3.58	1,366,834.12	5.911	61.33	737	91.54
Total:	**3,270**	**$993,171,848.20**	**100.00%**	**$303,722.28**	**6.212%**	**74.09%**	**702**	**73.12%**

*weighted by principal balance

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
25,000.01 - 50,000.00	5	$228,207.54	0.02%	$45,641.51	7.072%	65.87%	683	N/A
50,000.01 - 75,000.00	43	2,778,113.93	0.28	64,607.30	7.001	71.71	689	24.60
75,000.01 - 100,000.00	128	11,391,663.10	1.15	88,997.37	6.680	70.75	705	57.25
100,000.01 - 125,000.00	171	19,401,728.56	1.95	113,460.40	6.565	76.59	699	66.44
125,000.01 - 150,000.00	249	34,564,383.20	3.48	138,812.78	6.428	74.70	701	68.48
150,000.01 - 175,000.00	243	39,459,581.93	3.97	162,385.11	6.401	73.59	697	59.88
175,000.01 - 200,000.00	261	49,155,350.78	4.95	188,334.68	6.373	74.74	702	68.65
200,000.01 - 225,000.00	220	46,930,877.24	4.73	213,322.17	6.319	76.13	694	74.08
225,000.01 - 250,000.00	199	47,489,679.37	4.78	238,641.60	6.336	76.09	689	67.01
250,000.01 - 275,000.00	203	53,152,493.03	5.35	261,834.94	6.274	75.71	694	73.11
275,000.01 - 300,000.00	213	61,487,100.46	6.19	288,671.83	6.195	76.27	695	72.65
300,000.01 - 325,000.00	153	47,993,408.45	4.83	313,682.41	6.264	75.69	693	76.56
325,000.01 - 359,650.00	214	73,326,889.53	7.38	342,649.02	6.279	76.48	687	73.26
359,650.01 - 500,000.00	636	270,001,097.33	27.19	424,530.03	6.154	74.93	704	75.81
500,000.01 -1,000,000.00	306	200,273,586.56	20.17	654,488.84	6.055	71.76	711	73.51
>1,000,000.00	26	35,537,687.19	3.58	1,366,834.12	5.911	61.33	737	91.54
Total:	**3,270**	**$993,171,848.20**	**100.00%**	**$303,722.28**	**6.212%**	**74.09%**	**702**	**73.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any stra tegy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell o r buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – TOTAL POOL *(continued)*

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
4.000 - 4.499	2	$618,909.98	0.06%	$309,454.99	4.068%	62.35%	688	72.71%
4.500 - 4.999	30	10,358,532.78	1.04	345,284.43	4.830	72.30	717	90.28
5.000 - 5.499	213	90,406,738.08	9.10	424,444.78	5.218	63.75	732	65.20
5.500 - 5.999	924	301,841,823.12	30.39	326,668.64	5.763	70.54	717	75.23
6.000 - 6.499	812	248,562,395.63	25.03	306,111.32	6.202	74.71	701	77.31
6.500 - 6.999	807	226,631,947.41	22.82	280,832.65	6.676	78.33	683	71.51
7.000 - 7.499	294	70,928,737.87	7.14	241,254.21	7.172	81.27	677	69.29
7.500 - 7.999	131	32,088,015.59	3.23	244,946.68	7.625	83.09	681	64.84
8.000 - 8.499	36	7,605,856.02	0.77	211,273.78	8.152	84.20	664	48.44
8.500 - 8.999	18	3,919,391.26	0.39	217,743.96	8.654	84.44	700	60.63
9.000 - 9.499	1	58,300.00	0.01	58,300.00	9.000	77.32	691	N/A
9.500 - 9.999	2	151,200.46	0.02	75,600.23	9.543	96.70	663	65.97
Total:	**3,270**	**$993,171,848.20**	**100.00%**	**$303,722.28**	**6.212%**	**74.09%**	**702**	**73.12%**

Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
120 - 180	54	$12,484,999.01	1.26%	$231,203.69	5.811%	59.37%	699	N/A
181 - 240	10	1,758,102.86	0.18	175,810.29	6.152	59.74	696	N/A
241 - 360	3,206	978,928,746.33	98.57	305,342.72	6.217	74.31	702	74.18
Total:	**3,270**	**$993,171,848.20**	**100.00%**	**$303,722.28**	**6.212%**	**74.09%**	**702**	**73.12%**

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
121 - 180	54	$12,484,999.01	1.26%	$231,203.69	5.811%	59.37%	699	N/A
181 - 240	10	1,758,102.86	0.18	175,810.29	6.152	59.74	696	N/A
301 - 360	3,206	978,928,746.33	98.57	305,342.72	6.217	74.31	702	74.18
Total:	**3,270**	**$993,171,848.20**	**100.00%**	**$303,722.28**	**6.212%**	**74.09%**	**702**	**73.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – TOTAL POOL *(continued)*

Seasoning of Mortgage Loans

Seasoning (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
0 - 6	3,266	$992,429,109.73	99.93%	$303,866.84	6.212%	74.09%	702	73.16%
7 - 12	4	742,738.47	0.07	185,684.62	6.910	85.14	571	13.21
Total:	**3,270**	**$993,171,848.20**	**100.00%**	**$303,722.28**	**6.212%**	**74.09%**	**702**	**73.12%**

Original Loan-to-Value Ratios of Mortgage Loans

Original LTVs (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
0.01 - 25.00	19	$2,968,655.73	0.30%	$156,245.04	5.919%	19.87%	731	60.33%
25.01 - 30.00	18	4,523,638.56	0.46	251,313.25	5.787	28.29	706	38.11
30.01 - 35.00	27	7,105,159.90	0.72	263,154.07	5.609	32.91	728	54.79
35.01 - 40.00	41	10,993,480.80	1.11	268,133.68	5.611	37.93	712	61.53
40.01 - 45.00	37	9,581,292.62	0.96	258,953.85	5.873	43.01	718	47.93
45.01 - 50.00	74	22,018,142.95	2.22	297,542.47	5.793	48.05	704	58.67
50.01 - 55.00	99	32,288,733.11	3.25	326,148.82	5.838	52.48	718	56.03
55.01 - 60.00	161	62,484,261.46	6.29	388,101.00	5.787	58.14	721	67.35
60.01 - 65.00	193	75,925,340.52	7.64	393,395.55	5.829	63.72	707	62.08
65.01 - 70.00	212	70,023,998.94	7.05	330,301.88	6.172	68.96	703	69.80
70.01 - 75.00	143	49,468,980.76	4.98	345,936.93	6.253	73.52	701	72.20
75.01 - 80.00	1,826	544,663,404.45	54.84	298,282.26	6.265	79.76	702	81.81
80.01 - 85.00	62	17,710,156.16	1.78	285,647.68	6.649	84.04	642	42.50
85.01 - 90.00	183	46,620,540.09	4.69	254,757.05	6.852	89.60	666	53.42
90.01 - 95.00	125	26,979,294.78	2.72	215,834.36	7.087	94.81	697	68.78
95.01 - 100.00	50	9,816,767.37	0.99	196,335.35	6.712	99.95	733	61.05
Total:	**3,270**	**$993,171,848.20**	**100.00%**	**$303,722.28**	**6.212%**	**74.09%**	**702**	**73.12%**

Occupancy Status of Mortgage Loans

Occupancy Status	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Owner Occupied	2,692	$856,493,030.01	86.24%	$318,162.34	6.155%	74.22%	700	73.13%
Investor	439	101,219,882.20	10.19	230,569.21	6.632	72.36	712	71.93
Second Home	139	35,458,935.99	3.57	255,100.26	6.391	76.02	717	76.17
Total:	**3,270**	**$993,171,848.20**	**100.00%**	**$303,722.28**	**6.212%**	**74.09%**	**702**	**73.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – TOTAL POOL *(continued)*

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Single Family	1,946	$620,505,697.95	62.48%	$318,862.13	6.166%	73.34%	699	70.75%
Pud	806	211,233,977.21	21.27	262,076.89	6.247	76.71	711	80.66
Condo	286	80,425,372.01	8.10	281,207.59	6.222	76.10	713	85.95
2 Family	149	49,430,765.11	4.98	331,750.10	6.480	72.46	690	54.05
3-4 Family	83	31,576,035.92	3.18	380,434.17	6.449	68.74	695	66.33
Total:	**3,270**	**$993,171,848.20**	**100.00%**	**$303,722.28**	**6.212%**	**74.09%**	**702**	**73.12%**

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Purchase	1,873	$535,915,081.65	53.96%	$286,126.58	6.313%	79.07%	710	82.64%
Cashout Refinance	1,196	384,223,871.66	38.69	321,257.42	6.141	68.53	688	59.80
Rate/Term Refinance	201	73,032,894.89	7.35	363,347.74	5.848	66.84	721	73.27
Total:	**3,270**	**$993,171,848.20**	**100.00%**	**$303,722.28**	**6.212%**	**74.09%**	**702**	**73.12%**

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Stated Income, Verified Asset	1,085	$354,692,690.94	35.71%	$326,905.71	6.249%	76.76%	707	84.34%
Stated Income, Stated Asset	694	208,003,140.68	20.94	299,716.34	6.431	75.04	681	61.10
Full Doc	720	203,394,477.47	20.48	282,492.33	6.043	77.02	708	71.03
No Income, No Asset	433	120,685,020.91	12.15	278,718.29	5.959	60.19	710	58.69
No Ratio	338	106,396,518.20	10.71	314,782.60	6.273	73.55	707	79.55
Total:	**3,270**	**$993,171,848.20**	**100.00%**	**$303,722.28**	**6.212%**	**74.09%**	**702**	**73.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any stra tegy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell o r buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required , a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – TOTAL POOL *(continued)*

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
6 Mo Libor Arm (IO)	24	$8,555,720.00	0.86%	$356,488.33	5.933%	78.18%	716	100.00 %
2/6 Arm	217	55,337,832.19	5.57	255,013.05	6.809	80.63	646	N/A
2/6 Arm (IO)	663	219,814,200.00	22.13	331,544.80	6.218	78.05	689	100.00
3/1 Arm	2	324,729.71	0.03	162,364.86	4.370	93.03	515	N/A
3/6 Arm	20	6,821,940.82	0.69	341,097.04	6.722	77.25	658	N/A
3/6 Arm (IO)	87	27,405,899.00	2.76	315,010.33	6.089	75.53	701	100.00
5/6 Arm	87	21,435,954.22	2.16	246,390.28	6.565	77.50	701	N/A
5/6 Arm (IO)	907	256,240,259.00	25.80	282,514.07	6.321	76.74	704	100.00
10/6 Arm (IO)	8	3,144,550.00	0.32	393,068.75	5.848	71.23	717	100.00
7/6 Arm	3	654,593.26	0.07	218,197.75	6.058	69.01	712	N/A
7/6 Arm (IO)	29	9,658,213.00	0.97	333,041.83	5.703	69.48	737	100.00
15Y Fixed Amort	54	12,484,999.01	1.26	231,203.69	5.811	59.37	699	N/A
20Y Fixed Amort	10	1,758,102.86	0.18	175,810.29	6.152	59.74	696	N/A
30Y Fixed Amort	582	166,787,026.13	16.79	286,575.65	6.072	68.50	711	N/A
30Y Fixed Amort (IO)	575	201,347,829.00	20.27	350,170.14	6.054	69.69	720	100.00
Fix Balloon (40 Yr)	2	1,400,000.00	0.14	700,000.00	5.918	76.80	662	N/A
Total:	**3,270**	**$993,171,848.20**	**100.00%**	**$303,722.28**	**6.212%**	**74.09%**	**702**	**73.12%**

Index Type of Mortgage Loans

Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
6 Mo Libor	2,045	$609,069,161.49	61.33%	$297,833.33	6.313%	77.41%	694	86.17%
Fixed	1,223	383,777,957.00	38.64	313,800.46	6.054	68.82	715	52.46
1 Yr Treasury	2	324,729.71	0.03	162,364.86	4.370	93.03	515	N/A
Total:	**3,270**	**$993,171,848.20**	**100.00%**	**$303,722.28**	**6.212%**	**74.09%**	**702**	**73.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – TOTAL POOL *(continued)*

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
California	1,484	$549,401,469.67	55.32%	$370,216.62	6.025%	71.22%	706	79.04%
Georgia	483	100,487,907.36	10.12	208,049.50	6.175	77.27	718	82.89
New Jersey	237	75,698,195.59	7.62	319,401.67	6.638	76.31	682	50.98
New York	161	56,170,758.70	5.66	348,886.70	6.498	75.57	681	46.90
Florida	225	54,689,009.20	5.51	243,062.26	6.733	77.69	700	82.29
Nevada	70	17,136,898.84	1.73	244,812.84	6.185	78.89	705	90.90
Washington	67	16,103,162.44	1.62	240,345.71	6.292	81.68	711	79.07
Massachusetts	48	15,815,735.59	1.59	329,494.49	6.605	74.18	682	42.88
Colorado	68	14,793,098.90	1.49	217,545.57	6.238	81.88	709	85.83
Arizona	65	13,183,718.95	1.33	202,826.45	6.470	80.91	706	75.45
Virginia	32	10,180,478.28	1.03	318,139.95	6.300	79.56	684	77.39
Connecticut	37	10,160,344.07	1.02	274,603.89	6.459	79.27	662	38.50
Maryland	32	9,665,942.98	0.97	302,060.72	6.293	76.94	684	56.23
Pennsylvania	42	8,262,844.83	0.83	196,734.40	6.571	77.98	673	31.21
North Carolina	29	4,676,381.87	0.47	161,254.55	7.041	81.57	689	45.81
Texas	34	4,656,597.69	0.47	136,958.76	6.344	80.50	705	45.89
Oregon	18	3,866,349.56	0.39	214,797.20	6.151	78.55	708	80.75
Rhode Island	12	3,463,994.42	0.35	288,666.20	6.411	82.00	631	34.74
South Carolina	20	2,989,585.11	0.30	149,479.26	6.936	83.02	726	58.99
Ohio	14	2,769,284.91	0.28	197,806.07	6.301	77.93	706	69.55
Michigan	14	2,460,743.15	0.25	175,767.37	6.879	80.88	690	28.58
Illinois	9	2,271,317.34	0.23	252,368.59	6.563	81.93	718	24.30
New Mexico	15	1,984,494.94	0.20	132,299.66	6.161	78.81	721	69.13
Minnesota	6	1,923,200.00	0.19	320,533.33	5.825	73.25	737	100.00
Missouri	7	1,690,718.12	0.17	241,531.16	6.340	83.04	715	69.51
Alabama	4	1,465,536.10	0.15	366,384.03	6.381	75.71	679	30.68
New Hampshire	4	1,353,854.19	0.14	338,463.55	6.106	68.66	727	N/A
Tennessee	10	1,409,738.26	0.14	140,973.83	7.170	83.52	682	72.23
Utah	6	1,148,964.74	0.12	191,494.12	6.736	79.12	695	68.97
Indiana	5	1,052,231.09	0.11	210,446.22	7.285	86.58	707	N/A
Delaware	3	666,644.02	0.07	222,214.67	6.367	78.61	741	N/A
Hawaii	2	507,836.87	0.05	253,918.44	5.789	70.56	673	68.53
Maine	2	356,748.44	0.04	178,374.22	5.976	77.64	652	N/A
District of Columbia	1	280,000.00	0.03	280,000.00	5.875	64.37	695	100.00
Nebraska	2	190,661.98	0.02	95,330.99	5.959	88.17	715	N/A
Idaho	1	104,900.00	0.01	104,900.00	5.625	37.88	758	100.00
Iowa	1	132,500.00	0.01	132,500.00	6.875	100.00	717	100.00
Total:	**3,270**	**$993,171,848.20**	**100.00%**	**$303,722.28**	**6.212%**	**74.09%**	**702**	**73.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – TOTAL POOL *(continued)*

Original Prepayment Penalty Term

Original Prepayment Penalty Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
No Penalty	771	$236,255,688.23	23.79%	$306,427.61	6.492%	75.96%	693	63.29%
6	31	14,555,853.52	1.47	469,543.66	6.220	74.03	720	98.30
12	345	112,145,939.60	11.29	325,060.69	6.369	74.60	696	68.13
24	794	231,866,771.13	23.35	292,023.64	6.213	77.16	692	86.30
36	1,134	335,377,248.74	33.77	295,747.13	6.007	70.75	711	68.71
60	195	62,970,346.98	6.34	322,924.86	5.972	72.73	735	87.98
Total:	**3,270**	**$993,171,848.20**	**100.00%**	**$303,722.28**	**6.212%**	**74.09%**	**702**	**73.12%**

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
N/A	2	$364,117.08	0.04%	$182,058.54	5.430%	68.80%	N/A	N/A
500 - 525	2	425,492.17	0.04	212,746.09	7.084	84.84	520	N/A
526 - 550	1	348,845.50	0.04	348,845.50	8.150	84.34	547	N/A
551 - 575	2	459,431.49	0.05	229,715.75	7.118	84.72	565	N/A
576 - 600	76	20,773,811.23	2.09	273,339.62	6.712	78.23	591	37.57
601 - 625	162	43,713,203.18	4.40	269,834.59	6.549	74.30	616	53.60
626 - 650	353	100,333,537.09	10.10	284,230.98	6.548	75.32	639	70.82
651 - 675	534	154,091,325.75	15.52	288,560.54	6.365	75.62	663	73.47
676 - 700	581	177,725,439.50	17.89	305,895.77	6.240	75.37	687	76.64
701 - 725	514	155,252,331.28	15.63	302,047.34	6.157	74.75	712	76.63
726 - 750	417	130,812,131.59	13.17	313,698.16	6.068	73.44	737	77.76
751 - 775	364	116,906,420.55	11.77	321,171.49	5.980	72.26	762	77.89
776 - 800	224	79,176,088.74	7.97	353,464.68	5.800	68.01	786	67.43
801 - 825	38	12,789,673.05	1.29	336,570.34	6.106	73.01	807	72.88
Total:	**3,270**	**$993,171,848.20**	**100.00%**	**$303,722.28**	**6.212%**	**74.09%**	**702**	**73.12%**

Margins of Adjustable Rate Mortgage Loans

Margins (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
2.000 - 2.499	832	$226,954,242.37	37.24%	$272,781.54	6.269%	76.48%	708	91.83%
2.500 - 2.999	540	174,887,547.50	28.70	323,865.83	6.238	77.31	696	94.10
3.000 - 3.499	188	56,110,847.80	9.21	298,461.96	6.212	75.72	701	91.95
3.500 - 3.999	122	45,850,939.34	7.52	375,827.37	6.062	76.33	716	96.62
4.000 - 4.499	16	5,255,035.78	0.86	328,439.74	6.054	77.05	694	75.72
4.500 - 4.999	22	8,375,004.68	1.37	380,682.03	5.941	77.83	643	78.10
5.000 - 5.499	69	21,672,151.28	3.56	314,089.15	6.257	78.54	647	62.04
5.500 - 5.999	146	40,148,745.75	6.59	274,991.41	6.700	81.29	639	47.43

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

6.000 - 6.499	62	16,731,906.29	2.75	269,869.46	7.096	83.26	637	43.70
6.500 - 6.999	31	8,401,827.82	1.38	271,026.70	7.324	84.72	648	45.15
7.000 - 7.499	15	3,986,229.30	0.65	265,748.62	7.742	83.57	639	30.71
7.500 - 7.999	4	1,019,413.29	0.17	254,853.32	8.803	89.18	630	60.50
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

COLLATERAL TABLES – TOTAL POOL *(continued)*

Next Rate Change Dates of Adjustable Rate Mortgage Loans

Next Rate Change Dates	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
January 2006	1	$432,000.00	0.07%	$432,000.00	5.875%	80.00%	683	100.00 %
February 2006	6	2,142,028.00	0.35	357,004.67	5.890	76.69	698	100.00
March 2006	9	3,680,792.00	0.60	408,976.89	5.945	79.83	728	100.00
April 2006	7	2,200,900.00	0.36	314,414.29	5.967	77.60	717	100.00
May 2006	1	100,000.00	0.02	100,000.00	5.875	54.43	772	100.00
April 2007	2	488,828.74	0.08	244,414.37	7.786	82.38	540	N/A
June 2007	2	576,030.44	0.09	288,015.22	7.992	84.38	557	N/A
July 2007	18	5,436,854.46	0.89	302,047.47	6.001	78.08	712	87.51
August 2007	104	31,253,692.87	5.13	300,516.28	5.959	77.31	704	90.04
September 2007	233	76,840,106.56	12.61	329,785.87	6.353	77.88	689	81.98
October 2007	326	101,326,316.12	16.63	310,816.92	6.400	79.66	677	79.23
November 2007	195	59,230,203.00	9.72	303,744.63	6.410	78.20	663	73.68
April 2008	1	155,819.73	0.03	155,819.73	4.500	93.92	N/A	N/A
June 2008	1	239,000.00	0.04	239,000.00	5.625	81.57	750	100.00
July 2008	4	761,697.98	0.12	190,424.50	5.448	82.93	655	77.82
August 2008	14	3,248,715.00	0.53	232,051.07	6.152	74.83	711	100.00
September 2008	38	12,925,568.50	2.12	340,146.54	6.338	75.49	699	80.73
October 2008	28	8,949,918.32	1.47	319,639.94	6.043	76.44	684	84.08
November 2008	23	8,271,850.00	1.36	359,645.65	6.281	75.79	683	64.87
June 2010	3	543,400.00	0.09	181,133.33	5.820	63.94	746	100.00
July 2010	70	21,396,644.31	3.51	305,666.35	6.051	76.72	701	97.52
August 2010	207	57,734,929.34	9.47	278,912.70	6.132	77.18	704	94.20
September 2010	257	72,642,740.27	11.92	282,656.58	6.411	76.96	706	91.36
October 2010	275	79,202,513.30	13.00	288,009.14	6.365	76.36	702	89.92
November 2010	182	46,155,986.00	7.57	253,604.32	6.587	76.99	704	92.87
June 2012	1	300,000.00	0.05	300,000.00	5.375	71.43	762	100.00
July 2012	6	1,850,000.00	0.30	308,333.33	5.614	63.14	738	100.00
August 2012	9	3,107,043.60	0.51	345,227.07	5.659	69.95	723	85.89
September 2012	6	1,522,962.66	0.25	253,827.11	6.030	72.40	667	85.81
October 2012	4	1,328,900.00	0.22	332,225.00	5.633	80.53	747	100.00
November 2012	6	2,203,900.00	0.36	367,316.67	5.805	65.04	786	100.00
September 2015	2	1,042,000.00	0.17	521,000.00	5.734	79.85	721	100.00
October 2015	3	1,248,850.00	0.20	416,283.33	5.886	59.71	715	100.00
November 2015	3	853,700.00	0.14	284,566.67	5.931	77.54	715	100.00
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – TOTAL POOL *(continued)*

Maximum Mortgage Rates of Adjustable Rate Mortgage Loans

Maximum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
9.000 - 9.499	1	$168,909.98	0.03%	$168,909.98	4.250%	92.20%	515	N/A
9.500 - 9.999	9	3,675,174.73	0.60	408,352.75	4.795	68.12	712	95.76
10.000 - 10.499	36	10,431,615.01	1.71	289,767.08	5.232	74.05	738	89.04
10.500 - 10.999	280	86,800,408.68	14.24	310,001.46	5.704	72.96	714	96.17
11.000 - 11.499	315	95,287,454.57	15.64	302,499.86	5.987	75.22	705	92.04
11.500 - 11.999	534	159,151,617.92	26.12	298,036.74	6.182	77.09	701	93.67
12.000 - 12.499	369	107,591,301.39	17.66	291,575.34	6.434	78.77	686	85.91
12.500 - 12.999	313	94,897,807.53	15.57	303,187.88	6.823	79.97	671	71.87
13.000 - 13.499	119	33,184,794.46	5.45	278,863.82	7.300	83.45	661	61.30
13.500 - 13.999	49	12,901,268.57	2.12	263,291.20	7.688	84.14	668	60.89
14.000 - 14.499	12	2,765,244.21	0.45	230,437.02	8.120	84.23	640	39.22
14.500 - 14.999	8	2,387,093.69	0.39	298,386.71	7.926	85.12	671	72.73
15.500 - 15.999	2	151,200.46	0.02	75,600.23	9.543	96.70	663	65.97
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

Minimum Mortgage Rates of Adjustable Rate Mortgage Loans

Minimum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
2.000 - 2.499	832	$226,954,242.37	37.24%	$272,781.54	6.269%	76.48%	708	91.83%
2.500 - 2.999	538	174,023,547.50	28.56	323,463.84	6.238	77.30	696	94.07
3.000 - 3.499	188	56,110,847.80	9.21	298,461.96	6.212	75.72	701	91.95
3.500 - 3.999	122	45,850,939.34	7.52	375,827.37	6.062	76.33	716	96.62
4.000 - 4.499	13	4,318,585.85	0.71	332,198.91	6.193	78.78	707	81.72
4.500 - 4.999	2	972,800.00	0.16	486,400.00	6.876	79.03	658	100.00
5.000 - 5.499	10	2,377,420.56	0.39	237,742.06	5.957	70.66	667	69.88
5.500 - 5.999	24	8,312,622.81	1.36	346,359.28	5.849	78.64	647	75.25
6.000 - 6.499	76	24,140,136.86	3.96	317,633.38	6.227	78.98	648	61.66
6.500 - 6.999	148	41,451,038.55	6.80	280,074.58	6.743	80.49	639	49.68
7.000 - 7.499	59	16,419,653.16	2.69	278,299.21	7.212	84.87	636	38.21
7.500 - 7.999	23	5,799,717.35	0.95	252,161.62	7.695	88.33	646	35.05
8.000 - 8.499	6	1,143,168.69	0.19	190,528.12	8.170	86.09	605	N/A
8.500 - 8.999	6	1,519,170.36	0.25	253,195.06	8.745	88.53	643	40.60
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – TOTAL POOL *(continued)*

Initial Periodic Rate Caps of Adjustable Rate Mortgage Loans

Initial Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
1.000	22	$7,286,649.71	1.20%	$331,211.35	5.755%	78.54%	711	95.54%
2.000	27	7,736,434.00	1.27	286,534.59	5.847	76.18	721	100.00
3.000	961	303,172,155.05	49.75	315,475.71	6.334	78.34	682	79.76
4.000	1	168,000.00	0.03	168,000.00	6.250	80.00	666	100.00
5.000	984	273,220,882.82	44.83	277,663.50	6.334	76.70	704	91.99
6.000	52	17,809,769.62	2.92	342,495.57	6.021	72.68	720	94.32
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

Subsequent Periodic Rate Caps of Adjustable Rate Mortgage Loans

Subsequent Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
1.000	2,047	$609,393,891.20	100.00%	$297,700.97	6.312%	77.42%	694	86.12%
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; *there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of* its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Adjustable Rate Mortgage Loan Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

		Collateral Summary	Ranges (if applicable)
Total Number of Loans		2,407	
Total Outstanding Loan Principal Balance		$609,393,891.20	
Average Outstanding Loan Principal Balance		$297,700.97	$38,639.44 - $1,543,200.00
WA Coupon		6.312%	4.000% - 9.625%
WA Remaining Term (mo.)		358	353 - 360
WA Original LTV**		77.42%	16.26% - 100.00%
WA FICO*		694	515 - 822
WA Seasoning (mo.)		2	0 - 7
Interest Only Loans		77.42%	
1st Liens		100.00%	
2nd Liens		0.00%	
Simultaneous 2nd Liens		57.19%	
Loan Type			
ARM		100.00%	
Fixed		0.00%	
Geographic Distribution			
	CA	55.75%	
	NJ	8.04%	
	GA	7.61%	
ARM Characteristics			
Gross Margin		3.202%	2.250% - 7.950%
Initial Periodic Cap		3.948%	1.000% - 6.000%
Subsequent Periodic Cap		1.000%	1.000% - 1.000%
Lifetime Maximum Rate		11.846%	9.250% - 15.625%
Lifetime Minimum Rate		3.357%	2.250% - 8.950%

*Zero Values Excluded

**WA OLTV is defined as the Loan-to-Value Ratios of the First Lien Mortgage Loans.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon*	WA OLTV	WA FICO*	IO %
25,000.01 - 50,000.00	2	$88,595.11	0.01%	$44,297.56	6.883%	84.36%	682	N/A
50,000.01 - 75,000.00	19	1,235,251.21	0.20	65,013.22	7.096	70.76	689	49.45
75,000.01 - 100,000.00	71	6,331,144.32	1.04	89,171.05	6.750	75.99	704	81.37
100,000.01 - 125,000.00	101	11,528,334.82	1.89	114,141.93	6.618	79.75	699	78.17
125,000.01 - 150,000.00	152	21,067,599.73	3.46	138,602.63	6.462	78.02	699	85.74
150,000.01 - 175,000.00	146	23,657,750.79	3.88	162,039.39	6.471	78.04	696	81.53
175,000.01 - 200,000.00	159	30,014,337.34	4.93	188,769.42	6.408	77.91	697	83.17
200,000.01 - 225,000.00	151	32,183,534.91	5.28	213,135.99	6.305	78.28	693	86.17
225,000.01 - 250,000.00	123	29,316,473.25	4.81	238,345.31	6.434	79.53	691	79.74
250,000.01 - 275,000.00	144	37,791,119.64	6.20	262,438.33	6.344	78.48	693	81.47
275,000.01 - 300,000.00	145	41,807,540.05	6.86	288,327.86	6.203	78.52	689	82.66
300,000.01 - 325,000.00	112	35,165,417.65	5.77	313,976.94	6.319	77.73	686	80.45
325,000.01 - 359,650.00	148	50,688,563.78	8.32	342,490.30	6.326	77.99	682	82.43
359,650.01 - 500,000.00	408	173,326,535.70	28.44	424,819.94	6.270	78.23	692	88.70
500,000.01 -1,000,000.00	155	100,391,742.90	16.47	647,688.66	6.224	75.66	699	92.30
>1,000,000.00	11	14,799,950.00	2.43	1,345,450.00	6.163	61.70	720	100.00
Total:	**2,047**	**$609,393,891.20**	***100.00%***	**$297,700.97**	**6.312%**	**77.42%**	***694***	**86.12%**

*weighted by principal balance

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
25,000.01 - 50,000.00	2	$88,595.11	0.01%	$44,297.56	6.883%	84.36%	682	N/A
50,000.01 - 75,000.00	19	1,235,251.21	0.20	65,013.22	7.096	70.76	689	49.45
75,000.01 - 100,000.00	71	6,331,144.32	1.04	89,171.05	6.750	75.99	704	81.37
100,000.01 - 125,000.00	101	11,528,334.82	1.89	114,141.93	6.618	79.75	699	78.17
125,000.01 - 150,000.00	152	21,067,599.73	3.46	138,602.63	6.462	78.02	699	85.74
150,000.01 - 175,000.00	147	23,832,395.97	3.91	162,125.14	6.473	78.09	696	80.93
175,000.01 - 200,000.00	158	29,839,692.16	4.90	188,858.81	6.406	77.87	698	83.65
200,000.01 - 225,000.00	151	32,183,534.91	5.28	213,135.99	6.305	78.28	693	86.17
225,000.01 - 250,000.00	123	29,316,473.25	4.81	238,345.31	6.434	79.53	691	79.74
250,000.01 - 275,000.00	144	37,791,119.64	6.20	262,438.33	6.344	78.48	693	81.47
275,000.01 - 300,000.00	145	41,807,540.05	6.86	288,327.86	6.203	78.52	689	82.66
300,000.01 - 325,000.00	112	35,165,417.65	5.77	313,976.94	6.319	77.73	686	80.45
325,000.01 - 359,650.00	148	50,688,563.78	8.32	342,490.30	6.326	77.99	682	82.43
359,650.01 - 500,000.00	408	173,326,535.70	28.44	424,819.94	6.270	78.23	692	88.70
500,000.01 -1,000,000.00	155	100,391,742.90	16.47	647,688.66	6.224	75.66	699	92.30
>1,000,000.00	11	14,799,950.00	2.43	1,345,450.00	6.163	61.70	720	100.00
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS *(continued)*

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
4.000 - 4.499	2	$618,909.98	0.10%	$309,454.99	4.068%	62.35%	688	72.71%
4.500 - 4.999	27	9,507,524.73	1.56	352,130.55	4.827	72.34	717	98.36
5.000 - 5.499	92	32,714,845.00	5.37	355,596.14	5.279	71.89	721	93.34
5.500 - 5.999	525	164,945,938.37	27.07	314,182.74	5.753	74.22	709	95.54
6.000 - 6.499	508	153,101,392.26	25.12	301,380.69	6.203	77.54	693	88.12
6.500 - 6.999	538	158,444,545.41	26.00	294,506.59	6.688	79.29	682	81.00
7.000 - 7.499	222	57,405,210.79	9.42	258,582.03	7.180	81.78	673	72.26
7.500 - 7.999	92	24,666,080.14	4.05	268,109.57	7.622	82.51	677	70.60
8.000 - 8.499	28	5,588,961.59	0.92	199,605.77	8.164	85.18	664	62.28
8.500 - 8.999	11	2,249,282.47	0.37	204,480.22	8.737	90.26	662	51.82
9.500 - 9.999	2	151,200.46	0.02	75,600.23	9.543	96.70	663	65.97
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
241 - 360	2,047	$609,393,891.20	100.00%	$297,700.97	6.312%	77.42%	694	86.12%
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
301 - 360	2,047	$609,393,891.20	100.00%	$297,700.97	6.312%	77.42%	694	86.12%
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any stra tegy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell o r buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required , a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, acco untant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS *(continued)*

Seasoning of Mortgage Loans

Seasoning (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
0 - 6	2,044	$608,749,242.73	99.89%	$297,822.53	6.311%	77.41%	694	86.21%
7 - 12	3	644,648.47	0.11	214,882.82	6.992	85.17	540	N/A
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

Original Loan-to-Value Ratios of Mortgage Loans

OLTVs (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
0.01 - 25.00	5	$986,604.15	0.16%	$197,320.83	6.242%	21.21%	715	87.88%
25.01 - 30.00	2	460,528.04	0.08	230,264.02	6.027	28.99	641	40.17
30.01 - 35.00	5	1,056,500.00	0.17	211,300.00	5.581	32.28	757	75.39
35.01 - 40.00	10	3,079,757.28	0.51	307,975.73	5.796	38.51	680	84.00
40.01 - 45.00	11	2,117,150.00	0.35	192,468.18	6.095	42.90	701	78.75
45.01 - 50.00	21	6,215,952.52	1.02	295,997.74	5.641	48.46	693	95.34
50.01 - 55.00	26	8,672,649.39	1.42	333,563.44	5.847	52.92	699	85.71
55.01 - 60.00	47	18,509,179.28	3.04	393,812.33	5.839	58.35	712	95.62
60.01 - 65.00	81	28,049,921.56	4.60	346,295.33	5.880	63.74	688	82.79
65.01 - 70.00	136	42,036,284.86	6.90	309,090.33	6.249	69.14	689	86.62
70.01 - 75.00	85	28,837,332.81	4.73	339,262.74	6.421	73.68	686	81.92
75.01 - 80.00	1,327	396,694,972.58	65.10	298,941.20	6.282	79.80	699	90.75
80.01 - 85.00	47	13,362,574.10	2.19	284,310.09	6.696	84.07	635	48.28
85.01 - 90.00	137	36,388,457.31	5.97	265,609.18	6.927	89.59	657	57.13
90.01 - 95.00	80	18,091,536.81	2.97	226,144.21	7.085	94.85	688	78.34
95.01 - 100.00	27	4,834,490.51	0.79	179,055.20	6.715	100.00	725	61.42
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

Occupancy Status of Mortgage Loans

Occupancy Status	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Owner Occupied	1,662	$520,832,600.83	85.47%	$313,377.02	6.246%	77.63%	691	86.75%
Investor	291	65,974,612.40	10.83	226,716.88	6.762	75.46	709	82.07
Second Home	94	22,586,677.97	3.71	240,283.81	6.513	78.20	715	83.43
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS *(continued)*

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Single Family	1,170	$372,377,356.94	61.11%	$318,271.25	6.272%	76.96%	690	85.80%
Pud	540	137,458,126.80	22.56	254,552.09	6.334	78.69	703	90.49
Condo	199	51,803,867.95	8.50	260,320.94	6.250	78.77	707	93.29
2 Family	81	25,189,056.36	4.13	310,976.00	6.656	80.15	670	62.07
3-4 Family	57	22,565,483.15	3.70	395,885.67	6.588	71.03	693	75.23
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Purchase	1,376	$394,791,099.55	64.78%	$286,912.14	6.346%	79.74%	704	90.39%
Cashout Refinance	597	189,944,449.01	31.17	318,164.91	6.290	73.32	671	76.67
Rate/Term Refinance	74	24,658,342.64	4.05	333,220.85	5.933	71.92	705	90.52
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Stated Income, Verified Asset	765	$249,667,803.03	40.97%	$326,363.14	6.264%	78.26%	703	93.64%
Stated Income, Stated Asset	478	145,466,291.47	23.87	304,322.79	6.518	77.35	674	71.74
Full Doc	430	105,960,277.58	17.39	246,419.25	6.123	79.39	689	84.39
No Ratio	230	72,188,487.47	11.85	313,862.99	6.398	76.74	705	91.70
No Income, No Asset	144	36,111,031.65	5.93	250,771.05	6.198	67.45	699	85.98
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any stra tegy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell o r buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required , a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS *(continued))*

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
6 Mo Libor Arm (IO)	24	$8,555,720.00	1.40%	$356,488.33	5.933%	78.18%	716	100.00 %
2/6 Arm	217	55,337,832.19	9.08	255,013.05	6.809	80.63	646	N/A
2/6 Arm (IO)	663	219,814,200.00	36.07	331,544.80	6.218	78.05	689	100.00
3/1 Arm	2	324,729.71	0.05	162,364.86	4.370	93.03	515	N/A
3/6 Arm	20	6,821,940.82	1.12	341,097.04	6.722	77.25	658	N/A
3/6 Arm (IO)	87	27,405,899.00	4.50	315,010.33	6.089	75.53	701	100.00
5/6 Arm	87	21,435,954.22	3.52	246,390.28	6.565	77.50	701	N/A
5/6 Arm (IO)	907	256,240,259.00	42.05	282,514.07	6.321	76.74	704	100.00
7/6 Arm	3	654,593.26	0.11	218,197.75	6.058	69.01	712	N/A
7/6 Arm (IO)	29	9,658,213.00	1.58	333,041.83	5.703	69.48	737	100.00
10/6 Arm (IO)	8	3,144,550.00	0.52	393,068.75	5.848	71.23	717	100.00
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

Index Type of Mortgage Loans

Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
6 Mo Libor	2,045	$609,069,161.49	99.95%	$297,833.33	6.313%	77.41%	694	86.17%
1 Yr Treasury	2	324,729.71	0.05	162,364.86	4.370	93.03	515	N/A
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS *(continued)*

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
California	926	$339,733,965.05	55.75%	$366,883.33	6.146%	75.62%	698	94.82%
New Jersey	149	49,014,204.69	8.04	328,954.39	6.806	79.24	669	57.22
Georgia	258	46,393,235.88	7.61	179,818.74	6.171	78.04	707	94.77
Florida	182	42,317,932.73	6.94	232,516.11	6.782	80.29	692	87.21
New York	63	22,256,385.02	3.65	353,275.95	6.623	80.31	674	64.65
Nevada	62	15,233,046.09	2.50	245,694.29	6.184	79.38	705	94.49
Colorado	53	11,735,978.27	1.93	221,433.55	6.144	80.42	709	91.36
Arizona	53	11,106,484.30	1.82	209,556.31	6.482	81.14	709	82.07
Washington	44	10,673,809.34	1.75	242,586.58	6.405	82.82	703	88.46
Massachusetts	35	10,320,289.30	1.69	294,865.41	6.784	77.20	668	42.74
Virginia	27	8,611,961.46	1.41	318,961.54	6.263	79.48	683	81.92
Connecticut	25	7,799,675.45	1.28	311,987.02	6.487	79.51	650	47.86
Maryland	24	7,306,890.34	1.20	304,453.76	6.373	77.80	678	70.22
Pennsylvania	20	4,351,732.00	0.71	217,586.60	6.695	81.92	659	27.77
Rhode Island	12	3,463,994.42	0.57	288,666.20	6.411	82.00	631	34.74
Texas	20	2,634,858.42	0.43	131,742.92	6.040	78.77	715	76.21
South Carolina	15	2,359,480.36	0.39	157,298.69	6.817	80.18	725	64.16
North Carolina	18	2,011,438.93	0.33	111,746.61	7.213	83.16	697	78.64
Oregon	8	1,774,270.66	0.29	221,783.83	6.140	79.84	697	83.42
Missouri	6	1,465,518.12	0.24	244,253.02	6.277	83.51	722	64.82
Illinois	6	1,382,020.40	0.23	230,336.73	7.018	82.72	689	39.93
Minnesota	5	1,303,200.00	0.21	260,640.00	5.920	80.00	728	100.00
New Mexico	8	1,179,672.48	0.19	147,459.06	6.164	82.47	734	71.29
Ohio	7	958,261.43	0.16	136,894.49	6.683	85.70	691	80.49
Michigan	5	644,374.05	0.11	128,874.81	7.700	84.49	640	N/A
Tennessee	3	611,675.00	0.10	203,891.67	6.930	80.40	710	100.00
Utah	2	597,600.00	0.10	298,800.00	6.932	80.00	676	100.00
Indiana	2	556,111.42	0.09	278,055.71	7.176	82.03	682	N/A
Hawaii	2	507,836.87	0.08	253,918.44	5.789	70.56	673	68.53
New Hampshire	3	456,754.21	0.07	152,251.40	7.052	85.66	628	N/A
District of Columbia	1	280,000.00	0.05	280,000.00	5.875	64.37	695	100.00
Delaware	1	140,872.53	0.02	140,872.53	6.500	88.13	618	N/A
Iowa	1	132,500.00	0.02	132,500.00	6.875	100.00	717	100.00
Nebraska	1	77,861.98	0.01	77,861.98	6.625	100.00	675	N/A
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS *(continued)*

Original Prepayment Penalty Term

Original Prepayment Penalty Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
0	513	$157,059,569.64	25.77%	$306,159.01	6.593%	78.65%	684	71.83%
6	31	14,555,853.52	2.39	469,543.66	6.220	74.03	720	98.30
12	224	75,243,338.09	12.35	335,907.76	6.341	75.65	697	86.98
24	700	206,728,399.14	33.92	295,326.28	6.205	78.05	690	90.44
36	485	131,295,417.81	21.55	270,712.20	6.194	76.71	701	91.98
60	94	24,511,313.00	4.02	260,758.65	6.009	75.42	723	100.00
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
N/A	1	$155,819.73	0.03%	$155,819.73	4.500%	93.92%	N/A	N/A
500 - 525	2	425,492.17	0.07	212,746.09	7.084	84.84	520	N/A
526 - 550	1	348,845.50	0.06	348,845.50	8.150	84.34	547	N/A
551 - 575	2	459,431.49	0.08	229,715.75	7.118	84.72	565	N/A
576 - 600	64	18,125,640.31	2.97	283,213.13	6.722	79.30	590	41.53
601 - 625	119	32,212,540.96	5.29	270,693.62	6.578	76.96	615	63.96
626 - 650	243	73,908,323.31	12.13	304,149.48	6.591	77.99	639	78.99
651 - 675	347	102,643,892.10	16.84	295,803.72	6.435	77.84	663	86.99
676 - 700	383	119,614,153.82	19.63	312,308.50	6.278	77.05	687	89.55
701 - 725	315	93,085,220.38	15.28	295,508.64	6.226	77.43	712	90.17
726 - 750	241	72,408,233.52	11.88	300,449.10	6.124	78.17	738	93.59
751 - 775	202	59,788,620.44	9.81	295,983.27	6.082	76.93	762	93.73
776 - 800	109	30,526,943.47	5.01	280,063.70	5.985	75.18	786	93.27
801 - 825	18	5,690,734.00	0.93	316,151.89	6.146	72.15	806	100.00
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

Margins of Adjustable Rate Mortgage Loans

Margins (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
2.000 - 2.499	832	$226,954,242.37	37.24%	$272,781.54	6.269%	76.48%	708	91.83%
2.500 - 2.999	540	174,887,547.50	28.70	323,865.83	6.238	77.31	696	94.10
3.000 - 3.499	188	56,110,847.80	9.21	298,461.96	6.212	75.72	701	91.95
3.500 - 3.999	122	45,850,939.34	7.52	375,827.37	6.062	76.33	716	96.62
4.000 - 4.499	16	5,255,035.78	0.86	328,439.74	6.054	77.05	694	75.72
4.500 - 4.999	22	8,375,004.68	1.37	380,682.03	5.941	77.83	643	78.10
5.000 - 5.499	69	21,672,151.28	3.56	314,089.15	6.257	78.54	647	62.04

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

5.500 - 5.999	146	40,148,745.75	6.59	274,991.41	6.700	81.29	639	47.43
6.000 - 6.499	62	16,731,906.29	2.75	269,869.46	7.096	83.26	637	43.70
6.500 - 6.999	31	8,401,827.82	1.38	271,026.70	7.324	84.72	648	45.15
7.000 - 7.499	15	3,986,229.30	0.65	265,748.62	7.742	83.57	639	30.71
7.500 - 7.999	4	1,019,413.29	0.17	254,853.32	8.803	89.18	630	60.50
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS *(continued)*

Next Rate Change Dates of Adjustable Rate Mortgage Loans

Next Rate Change Dates	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
January 2006	1	$432,000.00	0.07%	$432,000.00	5.875%	80.00%	683	100.00 %
February 2006	6	2,142,028.00	0.35	357,004.67	5.890	76.69	698	100.00
March 2006	9	3,680,792.00	0.60	408,976.89	5.945	79.83	728	100.00
April 2006	7	2,200,900.00	0.36	314,414.29	5.967	77.60	717	100.00
May 2006	1	100,000.00	0.02	100,000.00	5.875	54.43	772	100.00
April 2007	2	488,828.74	0.08	244,414.37	7.786	82.38	540	N/A
June 2007	2	576,030.44	0.09	288,015.22	7.992	84.38	557	N/A
July 2007	18	5,436,854.46	0.89	302,047.47	6.001	78.08	712	87.51
August 2007	104	31,253,692.87	5.13	300,516.28	5.959	77.31	704	90.04
September 2007	233	76,840,106.56	12.61	329,785.87	6.353	77.88	689	81.98
October 2007	326	101,326,316.12	16.63	310,816.92	6.400	79.66	677	79.23
November 2007	195	59,230,203.00	9.72	303,744.63	6.410	78.20	663	73.68
April 2008	1	155,819.73	0.03	155,819.73	4.500	93.92	N/A	N/A
June 2008	1	239,000.00	0.04	239,000.00	5.625	81.57	750	100.00
July 2008	4	761,697.98	0.12	190,424.50	5.448	82.93	655	77.82
August 2008	14	3,248,715.00	0.53	232,051.07	6.152	74.83	711	100.00
September 2008	38	12,925,568.50	2.12	340,146.54	6.338	75.49	699	80.73
October 2008	28	8,949,918.32	1.47	319,639.94	6.043	76.44	684	84.08
November 2008	23	8,271,850.00	1.36	359,645.65	6.281	75.79	683	64.87
June 2010	3	543,400.00	0.09	181,133.33	5.820	63.94	746	100.00
July 2010	70	21,396,644.31	3.51	305,666.35	6.051	76.72	701	97.52
August 2010	207	57,734,929.34	9.47	278,912.70	6.132	77.18	704	94.20
September 2010	257	72,642,740.27	11.92	282,656.58	6.411	76.96	706	91.36
October 2010	275	79,202,513.30	13.00	288,009.14	6.365	76.36	702	89.92
November 2010	182	46,155,986.00	7.57	253,604.32	6.587	76.99	704	92.87
June 2012	1	300,000.00	0.05	300,000.00	5.375	71.43	762	100.00
July 2012	6	1,850,000.00	0.30	308,333.33	5.614	63.14	738	100.00
August 2012	9	3,107,043.60	0.51	345,227.07	5.659	69.95	723	85.89
September 2012	6	1,522,962.66	0.25	253,827.11	6.030	72.40	667	85.81
October 2012	4	1,328,900.00	0.22	332,225.00	5.633	80.53	747	100.00
November 2012	6	2,203,900.00	0.36	367,316.67	5.805	65.04	786	100.00
September 2015	2	1,042,000.00	0.17	521,000.00	5.734	79.85	721	100.00
October 2015	3	1,248,850.00	0.20	416,283.33	5.886	59.71	715	100.00
November 2015	3	853,700.00	0.14	284,566.67	5.931	77.54	715	100.00
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS *(continued)*

Maximum Mortgage Rates of Adjustable Rate Mortgage Loans

Maximum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
9.000 - 9.499	1	$168,909.98	0.03%	$168,909.98	4.250%	92.20%	515	N/A
9.500 - 9.999	9	3,675,174.73	0.60	408,352.75	4.795	68.12	712	95.76
10.000 - 10.499	36	10,431,615.01	1.71	289,767.08	5.232	74.05	738	89.04
10.500 - 10.999	280	86,800,408.68	14.24	310,001.46	5.704	72.96	714	96.17
11.000 - 11.499	315	95,287,454.57	15.64	302,499.86	5.987	75.22	705	92.04
11.500 - 11.999	534	159,151,617.92	26.12	298,036.74	6.182	77.09	701	93.67
12.000 - 12.499	369	107,591,301.39	17.66	291,575.34	6.434	78.77	686	85.91
12.500 - 12.999	313	94,897,807.53	15.57	303,187.88	6.823	79.97	671	71.87
13.000 - 13.499	119	33,184,794.46	5.45	278,863.82	7.300	83.45	661	61.30
13.500 - 13.999	49	12,901,268.57	2.12	263,291.20	7.688	84.14	668	60.89
14.000 - 14.499	12	2,765,244.21	0.45	230,437.02	8.120	84.23	640	39.22
14.500 - 14.999	8	2,387,093.69	0.39	298,386.71	7.926	85.12	671	72.73
15.500 - 15.999	2	151,200.46	0.02	75,600.23	9.543	96.70	663	65.97
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

Minimum Mortgage Rates of Adjustable Rate Mortgage Loans

Minimum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
2.000 - 2.499	832	$226,954,242.37	37.24%	$272,781.54	6.269%	76.48%	708	91.83%
2.500 - 2.999	538	174,023,547.50	28.56	323,463.84	6.238	77.30	696	94.07
3.000 - 3.499	188	56,110,847.80	9.21	298,461.96	6.212	75.72	701	91.95
3.500 - 3.999	122	45,850,939.34	7.52	375,827.37	6.062	76.33	716	96.62
4.000 - 4.499	13	4,318,585.85	0.71	332,198.91	6.193	78.78	707	81.72
4.500 - 4.999	2	972,800.00	0.16	486,400.00	6.876	79.03	658	100.00
5.000 - 5.499	10	2,377,420.56	0.39	237,742.06	5.957	70.66	667	69.88
5.500 - 5.999	24	8,312,622.81	1.36	346,359.28	5.849	78.64	647	75.25
6.000 - 6.499	76	24,140,136.86	3.96	317,633.38	6.227	78.98	648	61.66
6.500 - 6.999	148	41,451,038.55	6.80	280,074.58	6.743	80.49	639	49.68
7.000 - 7.499	59	16,419,653.16	2.69	278,299.21	7.212	84.87	636	38.21
7.500 - 7.999	23	5,799,717.35	0.95	252,161.62	7.695	88.33	646	35.05
8.000 - 8.499	6	1,143,168.69	0.19	190,528.12	8.170	86.09	605	N/A
8.500 - 8.999	6	1,519,170.36	0.25	253,195.06	8.745	88.53	643	40.60
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS *(continued)*

Initial Periodic Rate Caps of Adjustable Rate Mortgage Loans

Initial Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
1.000	22	$7,286,649.71	1.20%	$331,211.35	5.755%	78.54%	711	95.54%
2.000	27	7,736,434.00	1.27	286,534.59	5.847	76.18	721	100.00
3.000	961	303,172,155.05	49.75	315,475.71	6.334	78.34	682	79.76
4.000	1	168,000.00	0.03	168,000.00	6.250	80.00	666	100.00
5.000	984	273,220,882.82	44.83	277,663.50	6.334	76.70	704	91.99
6.000	52	17,809,769.62	2.92	342,495.57	6.021	72.68	720	94.32
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

Subsequent Periodic Rate Caps of Adjustable Rate Mortgage Loans

Subsequent Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
1.000	2,047	$609,393,891.20	100.00%	$297,700.97	6.312%	77.42%	694	86.12%
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Fixed Rate Mortgage Loan Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

	Collateral Summary	Ranges (if applicable)
Total Number of Loans	1,223	
Total Outstanding Loan Principal Balance	383,777,957.00	
Average Outstanding Loan Principal Balance	313,800.46	$ 40,612.43 - $1,981,800.00
WA Coupon	6.054%	4.750% - 9.000%
WA Remaining Term (mo.)	352	176 - 360
WA Original LTV**	68.82%	12.84% - 100.00%
WA FICO*	715	581 - 820
WA Seasoning (mo.)	1	0 - 7
Interest Only Loans	52.46%	
1st Liens	100.00%	
2nd Liens	0.00%	
Simultaneous 2nd Liens	30.39%	
Loan Type		
ARM	0.00%	
Fixed	100.00%	
Geographic Distribution		
CA	54.63%	
GA	14.10%	
NY	8.84%	

*Zero Values Excluded

**WA Original LTV is defined as the Loan-to-Value Ratios of the First Lien Mortgage Loans.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-8217.

COLLATERAL TABLES – FIXED RATE MORTGAGE LOANS

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon*	WA OLTV	WA FICO*	IO %
25,000.01 - 50,000.00	3	$139,612.43	0.04%	$46,537.48	7.191%	54.13%	684	N/A
50,000.01 - 75,000.00	24	1,542,862.72	0.40	64,285.95	6.925	72.47	690	4.70
75,000.01 - 100,000.00	57	5,060,518.78	1.32	88,781.03	6.593	64.20	706	27.07
100,000.01 - 125,000.00	70	7,873,393.74	2.05	112,477.05	6.487	71.95	699	49.27
125,000.01 - 150,000.00	96	13,346,906.16	3.48	139,030.27	6.379	69.41	704	42.01
150,000.01 - 175,000.00	97	15,777,063.27	4.11	162,650.14	6.288	66.85	697	27.51
175,000.01 - 200,000.00	103	19,315,658.62	5.03	187,530.67	6.321	69.90	708	45.48
200,000.01 - 225,000.00	69	14,747,342.33	3.84	213,729.60	6.349	71.44	696	47.72
225,000.01 - 250,000.00	76	18,173,206.12	4.74	239,121.13	6.178	70.55	687	46.48
250,000.01 - 275,000.00	59	15,361,373.39	4.00	260,362.26	6.104	68.90	699	52.53
275,000.01 - 300,000.00	68	19,679,560.41	5.13	289,405.30	6.176	71.47	707	51.38
300,000.01 - 325,000.00	41	12,827,990.80	3.34	312,877.82	6.112	70.10	711	65.90
325,000.01 - 359,650.00	65	22,279,061.62	5.81	342,754.79	6.177	72.98	700	53.57
359,650.01 - 500,000.00	229	97,033,825.76	25.28	423,728.50	5.945	69.05	725	52.50
500,000.01 -1,000,000.00	151	99,881,843.66	26.03	661,469.16	5.884	67.84	723	54.63
>1,000,000.00	15	20,737,737.19	5.40	1,382,515.81	5.732	61.06	749	85.50
Total:	**1,223**	**$383,777,957.00**	**100.00%**	**$313,800.46**	**6.054%**	**68.82%**	**715**	**52.46%**

*weighted by principal balance

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
25,000.01 - 50,000.00	3	$139,612.43	0.04%	$46,537.48	7.191%	54.13%	684	N/A
50,000.01 - 75,000.00	24	1,542,862.72	0.40	64,285.95	6.925	72.47	690	4.70
75,000.01 - 100,000.00	57	5,060,518.78	1.32	88,781.03	6.593	64.20	706	27.07
100,000.01 - 125,000.00	70	7,873,393.74	2.05	112,477.05	6.487	71.95	699	49.27
125,000.01 - 150,000.00	97	13,496,783.47	3.52	139,142.10	6.374	69.52	703	41.54
150,000.01 - 175,000.00	96	15,627,185.96	4.07	162,783.19	6.292	66.73	697	27.78
175,000.01 - 200,000.00	103	19,315,658.62	5.03	187,530.67	6.321	69.90	708	45.48
200,000.01 - 225,000.00	69	14,747,342.33	3.84	213,729.60	6.349	71.44	696	47.72
225,000.01 - 250,000.00	76	18,173,206.12	4.74	239,121.13	6.178	70.55	687	46.48
250,000.01 - 275,000.00	59	15,361,373.39	4.00	260,362.26	6.104	68.90	699	52.53
275,000.01 - 300,000.00	68	19,679,560.41	5.13	289,405.30	6.176	71.47	707	51.38
300,000.01 - 325,000.00	41	12,827,990.80	3.34	312,877.82	6.112	70.10	711	65.90
325,000.01 - 359,650.00	66	22,638,325.75	5.90	343,004.94	6.173	73.09	700	52.72
359,650.01 - 500,000.00	228	96,674,561.63	25.19	424,011.24	5.945	69.01	725	52.69
500,000.01 -1,000,000.00	151	99,881,843.66	26.03	661,469.16	5.884	67.84	723	54.63
>1,000,000.00	15	20,737,737.19	5.40	1,382,515.81	5.732	61.06	749	85.50
Total:	**1,223**	**$383,777,957.00**	**100.00%**	**$313,800.46**	**6.054%**	**68.82%**	**715**	**52.46%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any stra tegy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell o r buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required , a Placement Memorandum Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – FIXED RATE MORTGAGE LOANS *(continued)*

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
4.500 - 4.999	3	$851,008.05	0.22%	$283,669.35	4.865%	71.84%	709	N/A
5.000 - 5.499	121	57,691,893.08	15.03	476,792.50	5.183	59.13	738	49.24
5.500 - 5.999	399	136,895,884.75	35.67	343,097.46	5.775	66.12	726	50.77
6.000 - 6.499	304	95,461,003.37	24.87	314,016.46	6.201	70.18	713	59.98
6.500 - 6.999	269	68,187,402.00	17.77	253,484.77	6.647	76.10	685	49.45
7.000 - 7.499	72	13,523,527.08	3.52	187,826.77	7.138	79.12	692	56.66
7.500 - 7.999	39	7,421,935.45	1.93	190,306.04	7.632	85.01	695	45.68
8.000 - 8.499	8	2,016,894.43	0.53	252,111.80	8.117	81.48	664	10.10
8.500 - 8.999	7	1,670,108.79	0.44	238,586.97	8.543	76.61	752	72.50
9.000 - 9.499	1	58,300.00	0.02	58,300.00	9.000	77.32	691	N/A
Total:	**1,223**	**$383,777,957.00**	**100.00%**	**$313,800.46**	**6.054%**	**68.82%**	**715**	**52.46%**

Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
120 - 180	54	$12,484,999.01	3.25%	$231,203.69	5.811%	59.37%	699	N/A
181 - 240	10	1,758,102.86	0.46	175,810.29	6.152	59.74	696	N/A
241 - 360	1,159	369,534,855.13	96.29	318,839.39	6.061	69.18	716	54.49
Total:	**1,223**	**$383,777,957.00**	**100.00%**	**$313,800.46**	**6.054%**	**68.82%**	**715**	**52.46%**

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
121 - 180	54	$12,484,999.01	3.25%	$231,203.69	5.811%	59.37%	699	N/A
181 - 240	10	1,758,102.86	0.46	175,810.29	6.152	59.74	696	N/A
301 - 360	1,159	369,534,855.13	96.29	318,839.39	6.061	69.18	716	54.49
Total:	**1,223**	**$383,777,957.00**	**100.00%**	**$313,800.46**	**6.054%**	**68.82%**	**715**	**52.46%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – FIXED RATE MORTGAGE LOANS *(continued)*

Seasoning of Mortgage Loans

Seasoning (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
0 - 6	1,222	$383,679,867.00	99.97%	$313,976.98	6.054%	68.81%	715	52.45%
7 - 12	1	98,090.00	0.03	98,090.00	6.375	85.00	725	100.00
Total:	**1,223**	**$383,777,957.00**	**100.00%**	**$313,800.46**	**6.054%**	**68.82%**	**715**	**52.46%**

Original Loan-to-Value Ratios of Mortgage Loans

Original LTVs (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
0.01 - 25.00	14	$1,982,051.58	0.52%	$141,575.11	5.759%	19.20%	739	46.62%
25.01 - 30.00	16	4,063,110.52	1.06	253,944.41	5.760	28.21	713	37.88
30.01 - 35.00	22	6,048,659.90	1.58	274,939.09	5.614	33.02	722	51.19
35.01 - 40.00	31	7,913,723.52	2.06	255,281.40	5.539	37.70	725	52.79
40.01 - 45.00	26	7,464,142.62	1.94	287,082.41	5.810	43.04	723	39.18
45.01 - 50.00	53	15,802,190.43	4.12	298,154.54	5.852	47.88	708	44.25
50.01 - 55.00	73	23,616,083.72	6.15	323,508.00	5.835	52.31	725	45.13
55.01 - 60.00	114	43,975,082.18	11.46	385,746.33	5.765	58.05	725	55.45
60.01 - 65.00	112	47,875,418.96	12.47	427,459.10	5.799	63.71	718	49.94
65.01 - 70.00	76	27,987,714.08	7.29	368,259.40	6.056	68.69	725	44.55
70.01 - 75.00	58	20,631,647.95	5.38	355,718.07	6.016	73.30	723	58.62
75.01 - 80.00	499	147,968,431.87	38.56	296,529.92	6.219	79.65	709	57.84
80.01 - 85.00	15	4,347,582.06	1.13	289,838.80	6.505	83.93	663	24.74
85.01 - 90.00	46	10,232,082.78	2.67	222,436.58	6.586	89.64	694	40.20
90.01 - 95.00	45	8,887,757.97	2.32	197,505.73	7.090	94.74	716	49.33
95.01 - 100.00	23	4,982,276.86	1.30	216,620.73	6.709	99.91	741	60.69
Total:	**1,223**	**$383,777,957.00**	**100.00%**	**$313,800.46**	**6.054%**	**68.82%**	**715**	**52.46%**

Occupancy Status of Mortgage Loans

Occupancy Status	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Owner Occupied	1,030	$335,660,429.18	87.46%	$325,883.91	6.014%	68.92%	715	51.99%
Investor	148	$35,245,269.80	9.18	238,143.71	6.387	66.54	718	52.95
Second Home	45	12,872,258.02	3.35	286,050.18	6.178	72.21	720	63.43
Total:	**1,223**	**$383,777,957.00**	**100.00%**	**$313,800.46**	**6.054%**	**68.82%**	**715**	**52.46%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell o r buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required , a Placement Memorandum Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – FIXED RATE MORTGAGE LOANS *(continued)*

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Single Family	776	$248,128,341.01	64.65%	$319,753.02	6.006%	67.92%	713	48.16%
Pud	266	73,775,850.41	19.22	277,352.82	6.084	73.03	724	62.36
Condo	87	28,621,504.06	7.46	328,982.81	6.172	71.27	724	72.67
2 Family	68	24,241,708.75	6.32	356,495.72	6.298	64.47	711	45.71
3-4 Family	26	9,010,552.77	2.35	346,559.72	6.100	63.00	700	44.04
Total:	**1,223**	**$383,777,957.00**	**100.00%**	**$313,800.46**	**6.054%**	**68.82%**	**715**	**52.46%**

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Cashout Refinance	599	$194,279,422.65	50.62%	$324,339.60	5.995%	63.86%	704	43.31%
Purchase	497	141,123,982.10	36.77	283,951.67	6.219	77.21	726	60.95
Rate/Term Refinance	127	48,374,552.25	12.60	380,901.99	5.805	64.25	730	64.48
Total:	**1,223**	**$383,777,957.00**	**100.00%**	**$313,800.46**	**6.054%**	**68.82%**	**715**	**52.46%**

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Stated Income, Verified Asset	320	$105,024,887.91	27.37%	$328,202.77	6.213%	73.19%	717	62.21%
Full Doc	290	97,434,199.89	25.39	335,980.00	5.956	74.43	728	56.50
No Income, No Asset	289	84,573,989.26	22.04	292,643.56	5.856	57.10	715	47.04
Stated Income, Stated Asset	216	62,536,849.21	16.30	289,522.45	6.231	69.68	696	36.35
No Ratio	108	34,208,030.73	8.91	316,741.03	6.009	66.80	712	53.91
Total:	**1,223**	**$383,777,957.00**	**100.00%**	**$313,800.46**	**6.054%**	**68.82%**	**715**	**52.46%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – FIXED RATE MORTGAGE LOANS *(continued)*

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
15Y Fixed Amort	54	$12,484,999.01	3.25%	$231,203.69	5.811%	59.37%	699	N/A
20Y Fixed Amort	10	1,758,102.86	0.46	175,810.29	6.152	59.74	696	N/A
30Y Fixed Amort	582	166,787,026.13	43.46	286,575.65	6.072	68.50	711	N/A
30Y Fixed Amort (IO)	575	201,347,829.00	52.46	350,170.14	6.054	69.69	720	100.00
Fix Balloon (40 Yr A)	2	1,400,000.00	0.36	700,000.00	5.918	76.80	662	N/A
Total:	**1,223**	**$383,777,957.00**	**100.00%**	**$313,800.46**	**6.054%**	**68.82%**	**715**	**52.46%**

Index Type of Mortgage Loans

Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Fixed	1,223	$383,777,957.00	100.00%	$313,800.46	6.054%	68.82%	715	52.46%
Total:	**1,223**	**$383,777,957.00**	**100.00%**	**$313,800.46**	**6.054%**	**68.82%**	**715**	**52.46%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – FIXED RATE MORTGAGE LOANS *(continued)*

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
California	558	$209,667,504.62	54.63%	$375,748.22	5.828%	64.10%	720	53.48%
Georgia	225	54,094,671.48	14.10	240,420.76	6.179	76.60	727	72.69
New York	98	33,914,373.68	8.84	346,065.04	6.416	72.45	685	35.26
New Jersey	88	26,683,990.90	6.95	303,227.17	6.330	70.92	705	39.52
Florida	43	12,371,076.47	3.22	287,699.45	6.567	68.80	728	65.45
Massachusetts	13	5,495,446.29	1.43	422,726.64	6.270	68.50	708	43.16
Washington	23	5,429,353.10	1.41	236,058.83	6.070	79.43	726	60.62
Pennsylvania	22	3,911,112.83	1.02	177,777.86	6.433	73.60	688	35.05
Colorado	15	3,057,120.63	0.80	203,808.04	6.597	87.49	709	64.63
North Carolina	11	2,664,942.94	0.69	242,267.54	6.911	80.36	684	21.02
Connecticut	12	2,360,668.62	0.62	196,722.39	6.364	78.48	705	7.55
Maryland	8	2,359,052.64	0.61	294,881.58	6.044	74.29	701	12.89
Oregon	10	2,092,078.90	0.55	209,207.89	6.160	77.45	718	78.48
Arizona	12	2,077,234.65	0.54	173,102.89	6.405	79.68	694	40.07
Texas	14	2,021,739.27	0.53	144,409.95	6.740	82.75	692	6.37
Nevada	8	1,903,852.75	0.50	237,981.59	6.189	74.95	705	62.15
Michigan	9	1,816,369.10	0.47	201,818.79	6.588	79.60	708	38.71
Ohio	7	1,811,023.48	0.47	258,717.64	6.099	73.81	714	63.76
Virginia	5	1,568,516.82	0.41	313,703.36	6.506	80.00	687	52.53
Alabama	4	$1,465,536.10	0.38	366,384.03	6.381	75.71	679	30.68
Illinois	3	889,296.94	0.23	296,432.31	5.854	80.71	764	N/A
New Hampshire	1	897,099.98	0.23	897,099.98	5.625	60.00	777	N/A
New Mexico	7	804,822.46	0.21	114,974.64	6.156	73.44	702	65.96
Tennessee	7	798,063.26	0.21	114,009.04	7.354	85.91	661	50.95
Minnesota	1	620,000.00	0.16	620,000.00	5.625	59.05	757	100.00
South Carolina	5	630,104.75	0.16	126,020.95	7.385	93.65	734	39.62
Delaware	2	525,771.49	0.14	262,885.75	6.332	76.05	774	N/A
Utah	4	551,364.74	0.14	137,841.19	6.523	78.16	715	35.33
Indiana	3	496,119.67	0.13	165,373.22	7.407	91.68	734	N/A
Maine	2	356,748.44	0.09	178,374.22	5.976	77.64	652	N/A
Missouri	1	225,200.00	0.06	225,200.00	6.750	80.00	671	100.00
Idaho	1	104,900.00	0.03	104,900.00	5.625	37.88	758	100.00
Nebraska	1	112,800.00	0.03	112,800.00	5.500	80.00	743	N/A
Total:	**1,223**	**$383,777,957.00**	**100.00%**	**$313,800.46**	**6.054%**	**68.82%**	**715**	**52.46%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell o r buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – FIXED RATE MORTGAGE LOANS *(continued)*

Original Prepayment Penalty Term

Original Prepayment Penalty Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
No Penalty	258	$79,196,118.59	20.64%	$306,961.70	6.292%	70.63%	711	46.34%
12	121	36,902,601.51	9.62	304,980.18	6.427	72.46	693	29.71
24	94	25,138,371.99	6.55	267,429.49	6.275	69.81	711	52.21
36	649	204,081,830.93	53.18	314,455.83	5.886	66.92	717	53.74
60	101	38,459,033.98	10.02	380,782.51	5.948	71.02	742	80.31
Total:	**1,223**	**$383,777,957.00**	**100.00%**	**$313,800.46**	**6.054%**	**68.82%**	**715**	**52.46%**

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Not Available	1	$208,297.35	0.05%	$208,297.35	6.125%	50.00%	N/A	N/A
576 - 600	12	2,648,170.92	0.69	220,680.91	6.637	70.89	593	10.42
601 - 625	43	11,500,662.22	3.00	267,457.26	6.467	66.87	618	24.55
626 - 650	110	26,425,213.78	6.89	240,229.22	6.427	67.85	638	47.99
651 - 675	187	51,447,433.65	13.41	275,119.97	6.226	71.21	663	46.49
676 - 700	198	58,111,285.68	15.14	293,491.34	6.162	71.93	687	50.07
701 - 725	199	62,167,110.90	16.20	312,397.54	6.054	70.74	713	56.35
726 - 750	176	58,403,898.07	15.22	331,840.33	5.999	67.58	736	58.14
751 - 775	162	57,117,800.11	14.88	352,579.01	5.873	67.38	762	61.30
776 - 800	115	48,649,145.27	12.68	423,036.05	5.684	63.51	786	51.23
801 - 825	20	7,098,939.05	1.85	354,946.95	6.074	73.71	808	51.14
Total:	**1,223**	**$383,777,957.00**	**100.00%**	**$313,800.46**	**6.054%**	**68.82%**	**715**	**52.46%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any stra tegy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell o r buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required , a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, acco untant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Interest Only Mortgage Loan Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

		Collateral Summary	Ranges (if applicable)
Total Number of Loans		2,293	
Total Outstanding Loan Principal Balance		$726,166,670.00	
Average Outstanding Loan Principal Balance		$316,688.47	
WA Coupon		6.192%	4.000% - 9.500%
WA Remaining Term (mo.)		358	353 - 360
WA Original LTV**		75.03%	13.84% - 100.00%
WA FICO*		705	580 - 822
WA Seasoning (mo.)		2	0 - 7
Interest Only Loans		100.00%	
1st Liens		100.00%	
2nd Liens		0.00%	
Simultaneous 2nd Liens		55.94%	
Loan Type			
ARM		72.27%	
Fixed		27.73%	
Geographic Distribution			
	CA	59.80%	
	GA	11.47%	
	FL	6.20%	
ARM Characteristics			
Gross Margin		2.990%	2.250% - 7.600%
Initial Periodic Cap		4.013%	1.000% - 6.000%
Subsequent Periodic Cap		1.000%	1.000% - 1.000%
Lifetime Maximum Rate		11.751%	9.750% - 15.500%
Lifetime Minimum Rate		3.082%	2.250% - 8.875%

*Zero Values Excluded

**WA Original LTV is defined as the Loan-to-Value Ratios of the First Lien Mortgage Loans.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell o r buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – INTEREST ONLY LOANS

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon*	WA OLTV*	WA FICO*	IO %
50,000.01 - 75,000.00	10	$683,409.00	0.09%	$68,340.90	6.756%	68.85%	699	100.00 %
75,000.01 - 100,000.00	72	6,521,540.00	0.90	90,576.94	6.648	72.55	712	100.00
100,000.01 - 125,000.00	113	12,890,264.00	1.78	114,073.13	6.515	78.99	703	100.00
125,000.01 - 150,000.00	170	23,670,314.00	3.26	139,237.14	6.396	76.80	705	100.00
150,000.01 - 175,000.00	146	23,628,164.00	3.25	161,836.74	6.448	77.02	705	100.00
175,000.01 - 200,000.00	179	33,745,897.00	4.65	188,524.56	6.329	77.63	707	100.00
200,000.01 - 225,000.00	163	34,768,619.00	4.79	213,304.41	6.270	76.94	699	100.00
225,000.01 - 250,000.00	133	31,824,395.00	4.38	239,281.17	6.266	77.10	699	100.00
250,000.01 - 275,000.00	148	38,858,445.00	5.35	262,557.06	6.229	77.03	703	100.00
275,000.01 - 300,000.00	155	44,668,864.00	6.15	288,186.22	6.147	76.74	696	100.00
300,000.01 - 325,000.00	117	36,744,103.00	5.06	314,052.16	6.197	76.09	698	100.00
325,000.01 - 359,650.00	157	53,716,094.00	7.40	342,140.73	6.240	76.87	693	100.00
359,650.01 - 500,000.00	481	204,688,692.00	28.19	425,548.22	6.152	76.05	704	100.00
500,000.01 -1,000,000.00	225	147,227,133.00	20.27	654,342.81	6.105	72.13	710	100.00
>1,000,000.00	24	32,530,737.00	4.48	1,355,447.38	5.911	62.31	734	100.00
Total:	**2,293**	**$726,166,670.00**	**100.00%**	**$316,688.47**	**6.192%**	**75.03%**	**705**	**100.00 %**

*weighted by principal balance

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
50,000.01 - 75,000.00	10	$683,409.00	0.09%	$68,340.90	6.756%	68.85%	699	100.00 %
75,000.01 - 100,000.00	72	6,521,540.00	0.90	90,576.94	6.648	72.55	712	100.00
100,000.01 - 125,000.00	113	12,890,264.00	1.78	114,073.13	6.515	78.99	703	100.00
125,000.01 - 150,000.00	170	23,670,314.00	3.26	139,237.14	6.396	76.80	705	100.00
150,000.01 - 175,000.00	146	23,628,164.00	3.25	161,836.74	6.448	77.02	705	100.00
175,000.01 - 200,000.00	179	33,745,897.00	4.65	188,524.56	6.329	77.63	707	100.00
200,000.01 - 225,000.00	163	34,768,619.00	4.79	213,304.41	6.270	76.94	699	100.00
225,000.01 - 250,000.00	133	31,824,395.00	4.38	239,281.17	6.266	77.10	699	100.00
250,000.01 - 275,000.00	148	38,858,445.00	5.35	262,557.06	6.229	77.03	703	100.00
275,000.01 - 300,000.00	155	44,668,864.00	6.15	288,186.22	6.147	76.74	696	100.00
300,000.01 - 325,000.00	117	36,744,103.00	5.06	314,052.16	6.197	76.09	698	100.00
325,000.01 - 359,650.00	157	53,716,094.00	7.40	342,140.73	6.240	76.87	693	100.00
359,650.01 - 500,000.00	481	204,688,692.00	28.19	425,548.22	6.152	76.05	704	100.00
500,000.01 -1,000,000.00	225	147,227,133.00	20.27	654,342.81	6.105	72.13	710	100.00
>1,000,000.00	24	32,530,737.00	4.48	1,355,447.38	5.911	62.31	734	100.00
Total:	**2,293**	**$726,166,670.00**	**100.00%**	**$316,688.47**	**6.192%**	**75.03%**	**705**	**100.00 %**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – INTEREST ONLY LOANS *(continued)*

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
4.000 - 4.499	1	$450,000.00	0.06%	$450,000.00	4.000%	51.14%	753	100.00%
4.500 - 4.999	26	9,351,705.00	1.29	359,680.96	4.832	71.98	717	100.00
5.000 - 5.499	140	58,941,449.00	8.12	421,010.35	5.217	64.80	729	100.00
5.500 - 5.999	679	227,087,931.00	31.27	334,444.67	5.762	72.42	717	100.00
6.000 - 6.499	606	192,168,401.00	26.46	317,109.57	6.198	75.71	704	100.00
6.500 - 6.999	544	162,057,729.00	22.32	297,900.24	6.667	78.71	688	100.00
7.000 - 7.499	195	49,143,246.00	6.77	252,016.65	7.166	81.26	683	100.00
7.500 - 7.999	77	20,805,558.00	2.87	270,202.05	7.609	81.71	688	100.00
8.000 - 8.499	17	3,684,611.00	0.51	216,741.82	8.167	86.06	681	100.00
8.500 - 8.999	7	2,376,290.00	0.33	339,470.00	8.622	82.79	724	100.00
9.500 - 9.999	1	99,750.00	0.01	99,750.00	9.500	95.00	651	100.00
Total:	**2,293**	**$726,166,670.00**	**100.00%**	**$316,688.47**	**6.192%**	**75.03%**	**705**	**100.00%**

Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
241 - 360	2,293	$726,166,670.00	100.00%	$316,688.47	6.192%	75.03%	705	100.00%
Total:	**2,293**	**$726,166,670.00**	**100.00%**	**$316,688.47**	**6.192%**	**75.03%**	**705**	**100.00%**

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
301 - 360	2,293	$726,166,670.00	100.00%	$316,688.47	6.192%	75.03%	705	100.00%
Total:	**2,293**	**$726,166,670.00**	**100.00%**	**$316,688.47**	**6.192%**	**75.03%**	**705**	**100.00%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – INTEREST ONLY LOANS *(continued)*

Seasoning of Mortgage Loans

Seasoning (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
0 - 6	2,292	$726,068,580.00	99.99%	$316,783.85	6.192%	75.03%	705	100.00%
7 - 12	1	98,090.00	0.01	98,090.00	6.375	85.00	725	100.00
Total:	**2,293**	**$726,166,670.00**	**100.00%**	**$316,688.47**	**6.192%**	**75.03%**	**705**	**100.00%**

Original Loan-to-Value Ratios of Mortgage Loans

Original LTVs (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
0.01 - 25.00	8	$1,791,000.00	0.25%	$223,875.00	6.155%	18.50%	749	100.00%
25.01 - 30.00	5	1,724,000.00	0.24	344,800.00	5.853	28.22	729	100.00
30.01 - 35.00	10	3,893,000.00	0.54	389,300.00	5.297	33.06	741	100.00
35.01 - 40.00	20	6,764,800.00	0.93	338,240.00	5.505	38.19	703	100.00
40.01 - 45.00	19	4,591,900.00	0.63	241,678.95	5.814	43.17	729	100.00
45.01 - 50.00	38	12,918,342.00	1.78	339,956.37	5.758	48.05	704	100.00
50.01 - 55.00	48	18,090,150.00	2.49	376,878.13	5.769	52.75	722	100.00
55.01 - 60.00	95	42,084,667.00	5.80	442,996.49	5.779	58.21	725	100.00
60.01 - 65.00	115	47,130,705.00	6.49	409,832.22	5.832	63.90	701	100.00
65.01 - 70.00	136	48,880,072.00	6.73	359,412.29	6.154	69.07	707	100.00
70.01 - 75.00	97	35,718,561.00	4.92	368,232.59	6.260	73.48	707	100.00
75.01 - 80.00	1,473	445,600,018.00	61.36	302,511.89	6.243	79.80	704	100.00
80.01 - 85.00	28	7,527,209.00	1.04	268,828.89	6.524	83.86	662	100.00
85.01 - 90.00	90	24,902,392.00	3.43	276,693.24	6.744	89.60	672	100.00
90.01 - 95.00	82	18,556,859.00	2.56	226,303.16	7.110	94.80	701	100.00
95.01 - 100.00	29	5,992,995.00	0.83	206,655.00	6.451	99.97	742	100.00
Total:	**2,293**	**$726,166,670.00**	**100.00%**	**$316,688.47**	**6.192%**	**75.03%**	**705**	**100.00%**

Occupancy Status of Mortgage Loans

Occupancy Status	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Owner Occupied	1,896	$626,347,076.00	86.25%	$330,351.83	6.138%	75.13%	703	100.00%
Investor	295	72,810,255.00	10.03	246,814.42	6.598	73.47	716	100.00
Second Home	102	27,009,339.00	3.72	264,797.44	6.352	76.88	719	100.00
Total:	**2,293**	**$726,166,670.00**	**100.00%**	**$316,688.47**	**6.192%**	**75.03%**	**705**	**100.00%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell o r buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required , a Placement Memorandum Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell o r buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required , a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – INTEREST ONLY LOANS *(continued)*

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Single Family	1,292	$438,985,423.00	60.45%	$339,772.00	6.142%	74.34%	701	100.00 %
Pud	643	170,390,923.00	23.46	264,993.66	6.248	77.28	711	100.00
Condo	235	69,129,074.00	9.52	294,166.27	6.211	76.90	715	100.00
2 Family	74	26,715,950.00	3.68	361,026.35	6.480	72.96	696	100.00
3-4 Family	49	20,945,300.00	2.88	427,455.10	6.362	67.70	708	100.00
Total:	**2,293**	**$726,166,670.00**	**100.00%**	**$316,688.47**	**6.192%**	**75.03%**	**705**	**100.00 %**

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Purchase	1,502	$442,873,934.00	60.99%	$294,856.15	6.287%	79.21%	710	100.00 %
Cashout Refinance	659	229,779,434.00	31.64	348,678.96	6.089	68.56	690	100.00
Rate/Term Refinance	132	53,513,302.00	7.37	405,403.80	5.854	68.20	723	100.00
Total:	**2,293**	**$726,166,670.00**	**100.00%**	**$316,688.47**	**6.192%**	**75.03%**	**705**	**100.00 %**

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Stated Income, Verified Asset	889	$299,138,129.00	41.19%	$336,488.33	6.228%	77.03%	707	100.00 %
Full Doc	505	144,468,457.00	19.89	286,076.15	6.025	77.41	712	100.00
Stated Income, Stated Asset	401	127,091,561.00	17.50	316,936.56	6.334	75.44	688	100.00
No Ratio	259	84,637,025.00	11.66	326,783.88	6.306	74.78	706	100.00
No Income, No Asset	239	70,831,498.00	9.75	296,366.10	5.990	61.29	708	100.00
Total:	**2,293**	**$726,166,670.00**	**100.00%**	**$316,688.47**	**6.192%**	**75.03%**	**705**	**100.00 %**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell o r buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required , a Placement Memorandum Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – INTEREST ONLY LOANS *(continued)*

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
6 Mo Libor Arm (IO)	24	$8,555,720.00	1.18%	$356,488.33	5.933%	78.18%	716	100.00%
2/6 Arm (IO)	663	219,814,200.00	30.27	331,544.80	6.218	78.05	689	100.00
3/6 Arm (IO)	87	27,405,899.00	3.77	315,010.33	6.089	75.53	701	100.00
5/6 Arm (IO)	907	256,240,259.00	35.29	282,514.07	6.321	76.74	704	100.00
7/6 Arm (IO)	29	9,658,213.00	1.33	333,041.83	5.703	69.48	737	100.00
10/6 Arm (IO)	8	3,144,550.00	0.43	393,068.75	5.848	71.23	717	100.00
30Y Fixed Amort (IO)	575	201,347,829.00	27.73	350,170.14	6.054	69.69	720	100.00
Total:	**2,293**	**$726,166,670.00**	**100.00%**	**$316,688.47**	**6.192%**	**75.03%**	**705**	**100.00%**

Index Type of Mortgage Loans

Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
6 Mo Libor	1,718	$524,818,841.00	72.27%	$305,482.45	6.245%	77.08%	699	100.00 %
Fixed	575	201,347,829.00	27.73	350,170.14	6.054	69.69	720	100.00
Total:	**2,293**	**$726,166,670.00**	**100.00%**	**$316,688.47**	**6.192%**	**75.03%**	**705**	**100.00 %**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between those assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any stra tegy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell o r buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required , a Placement Memorandum Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – INTEREST ONLY LOANS *(continued)*

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
California	1,138	$434,248,429.00	59.80%	$381,589.13	6.062%	73.04%	704	100.00 %
Georgia	385	83,290,275.00	11.47	216,338.38	6.156	77.29	718	100.00
Florida	179	45,003,389.00	6.20	251,415.58	6.748	78.58	702	100.00
New Jersey	107	38,591,127.00	5.31	360,664.74	6.606	75.09	693	100.00
New York	66	26,346,446.00	3.63	399,188.58	6.525	77.08	688	100.00
Nevada	63	15,577,537.00	2.15	247,262.49	6.161	79.02	706	100.00
Colorado	59	12,697,620.00	1.75	215,213.90	6.115	81.34	714	100.00
Washington	53	12,732,977.00	1.75	240,244.85	6.344	81.89	709	100.00
Arizona	49	9,947,344.00	1.37	203,007.02	6.437	81.32	712	100.00
Virginia	23	7,878,498.00	1.08	342,543.39	6.253	79.09	688	100.00
Massachusetts	18	6,782,500.00	0.93	376,805.56	6.407	73.94	715	100.00
Maryland	18	5,435,250.00	0.75	301,958.33	6.405	78.35	690	100.00
Connecticut	13	3,911,344.00	0.54	300,872.62	6.470	81.30	669	100.00
Oregon	15	3,121,990.00	0.43	208,132.67	6.183	79.64	709	100.00
Pennsylvania	11	2,579,150.00	0.36	234,468.18	6.225	81.65	704	100.00
North Carolina	17	2,142,051.00	0.29	126,003.00	7.147	84.76	701	100.00
Texas	15	2,136,826.00	0.29	142,455.07	5.863	77.62	712	100.00
Ohio	8	1,926,000.00	0.27	240,750.00	6.086	76.96	714	100.00
Minnesota	6	1,923,200.00	0.26	320,533.33	5.825	73.25	737	100.00
South Carolina	14	1,763,448.00	0.24	125,960.57	7.131	81.16	742	100.00
New Mexico	9	1,371,830.00	0.19	152,425.56	6.153	80.27	738	100.00
Rhode Island	3	1,203,500.00	0.17	401,166.67	5.971	77.58	648	100.00
Missouri	3	1,175,200.00	0.16	391,733.33	5.899	79.87	727	100.00
Tennessee	5	1,018,255.00	0.14	203,651.00	6.785	81.31	680	100.00
Utah	4	792,400.00	0.11	198,100.00	6.939	80.00	686	100.00
Michigan	3	703,200.00	0.10	234,400.00	6.062	74.77	728	100.00
Illinois	3	551,850.00	0.08	183,950.00	6.465	84.52	725	100.00
Alabama	2	449,634.00	0.06	224,817.00	6.396	80.00	714	100.00
Hawaii	1	348,000.00	0.05	348,000.00	5.750	80.00	690	100.00
District of Columbia	1	280,000.00	0.04	280,000.00	5.875	64.37	695	100.00
Iowa	1	132,500.00	0.02	132,500.00	6.875	100.00	717	100.00
Idaho	1	104,900.00	0.01	104,900.00	5.625	37.88	758	100.00
Total:	**2,293**	**$726,166,670.00**	**100.00%**	**$316,688.47**	**6.192%**	**75.03%**	**705**	**100.00 %**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – INTEREST ONLY LOANS *(continued)*

Original Prepayment Penalty Term

Original Prepayment Penalty Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
No Penalty	460	$149,519,140.00	20.59%	$325,041.61	6.439%	76.62%	700	100.00 %
6	30	14,308,117.00	1.97	476,937.23	6.210	73.93	720	100.00
12	221	76,409,017.00	10.52	345,742.16	6.340	74.69	702	100.00
24	650	200,095,749.00	27.56	307,839.61	6.171	77.48	695	100.00
36	766	230,435,603.00	31.73	300,829.77	6.052	72.44	709	100.00
60	166	55,399,044.00	7.63	333,729.18	5.977	73.44	736	100.00
Total:	**2,293**	**$726,166,670.00**	**100.00%**	**$316,688.47**	**6.192%**	**75.03%**	**705**	**100.00 %**

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
576 - 600	27	$7,803,800.00	1.07%	$289,029.63	6.753%	77.75%	591	100.00 %
601 - 625	78	23,428,112.00	3.23	300,360.41	6.476	75.24	616	100.00
626 - 650	228	71,060,717.00	9.79	311,669.81	6.509	75.98	639	100.00
651 - 675	381	113,208,187.00	15.59	297,134.35	6.327	76.64	664	100.00
676 - 700	432	136,209,406.00	18.76	315,299.55	6.216	75.90	687	100.00
701 - 725	381	118,968,808.00	16.38	312,254.09	6.160	75.27	712	100.00
726 - 750	307	101,722,042.00	14.01	331,342.16	6.071	74.66	737	100.00
751 - 775	276	91,052,677.00	12.54	329,901.00	6.017	74.16	762	100.00
776 - 800	155	53,391,784.00	7.35	344,463.12	5.828	69.57	785	100.00
801 - 825	28	9,321,137.00	1.28	332,897.75	6.132	73.39	807	100.00
Total:	**2,293**	**$726,166,670.00**	**100.00%**	**$316,688.47**	**6.192%**	**75.03%**	**705**	**100.00 %**

Margins of Adjustable Rate Mortgage Loans

Margins (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
2.000 - 2.499	757	$208,403,942.00	39.71%	$275,302.43	6.244%	76.34%	709	100.00 %
2.500 - 2.999	496	164,565,634.00	31.36	331,785.55	6.216	77.38	696	100.00
3.000 - 3.499	173	51,595,389.00	9.83	298,239.24	6.198	75.28	701	100.00

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell o r buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

3.500 - 3.999	116	44,299,728.00	8.44	381,894.21	6.039	76.67	718	100.00
4.000 - 4.499	11	3,979,192.00	0.76	361,744.73	5.978	77.34	714	100.00
4.500 - 4.999	15	6,540,680.00	1.25	436,045.33	5.979	79.28	652	100.00
5.000 - 5.499	42	13,444,834.00	2.56	320,115.10	6.262	78.47	656	100.00
5.500 - 5.999	63	19,043,292.00	3.63	302,274.48	6.666	82.28	639	100.00
6.000 - 6.499	26	7,311,600.00	1.39	281,215.38	6.984	82.42	631	100.00
6.500 - 6.999	13	3,793,800.00	0.72	291,830.77	7.036	83.38	643	100.00
7.000 - 7.499	4	1,224,000.00	0.23	306,000.00	7.346	85.23	641	100.00
7.500 - 7.999	2	616,750.00	0.12	308,375.00	8.755	92.81	664	100.00
Total:	**1,718**	**$524,818,841.00**	**100.00%**	**$305,482.45**	**6.245%**	**77.08%**	**699**	**100.00 %**

COLLATERAL TABLES – INTEREST ONLY LOANS *(continued)*

Next Rate Change Dates of Adjustable Rate Mortgage Loans

Next Rate Change Dates	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
January 2006	1	$432,000.00	0.08%	$432,000.00	5.875%	80.00%	683	100.00 %
February 2006	6	2,142,028.00	0.41	357,004.67	5.890	76.69	698	100.00
March 2006	9	3,680,792.00	0.70	408,976.89	5.945	79.83	728	100.00
April 2006	7	2,200,900.00	0.42	314,414.29	5.967	77.60	717	100.00
May 2006	1	100,000.00	0.02	100,000.00	5.875	54.43	772	100.00
July 2007	15	4,757,962.00	0.91	317,197.47	5.964	77.29	722	100.00
August 2007	92	28,141,455.00	5.36	305,885.38	5.855	76.69	706	100.00
September 2007	180	62,994,619.00	12.00	349,970.11	6.214	77.27	695	100.00
October 2007	242	80,277,321.00	15.30	331,724.47	6.301	79.15	686	100.00
November 2007	134	43,642,843.00	8.32	325,692.86	6.331	78.08	673	100.00
June 2008	1	239,000.00	0.05	239,000.00	5.625	81.57	750	100.00
July 2008	3	592,788.00	0.11	197,596.00	5.790	80.29	695	100.00
August 2008	14	3,248,715.00	0.62	232,051.07	6.152	74.83	711	100.00
September 2008	29	10,434,281.00	1.99	359,802.79	6.248	74.62	704	100.00
October 2008	23	7,525,265.00	1.43	327,185.43	5.923	75.40	696	100.00
November 2008	17	5,365,850.00	1.02	315,638.24	6.027	77.10	697	100.00
June 2010	3	543,400.00	0.10	181,133.33	5.820	63.94	746	100.00
July 2010	67	20,866,037.00	3.98	311,433.39	6.044	76.63	700	100.00
August 2010	191	54,383,860.00	10.36	284,732.25	6.121	77.26	704	100.00
September 2010	230	66,364,777.00	12.65	288,542.51	6.413	76.97	706	100.00
October 2010	248	71,216,757.00	13.57	287,164.34	6.327	75.99	704	100.00
November 2010	168	42,865,428.00	8.17	255,151.36	6.564	77.17	703	100.00
June 2012	1	300,000.00	0.06	300,000.00	5.375	71.43	762	100.00
July 2012	6	1,850,000.00	0.35	308,333.33	5.614	63.14	738	100.00
August 2012	7	2,668,520.00	0.51	381,217.14	5.700	70.99	725	100.00
September 2012	5	1,306,893.00	0.25	261,378.60	5.808	71.14	660	100.00
October 2012	4	1,328,900.00	0.25	332,225.00	5.633	80.53	747	100.00
November 2012	6	2,203,900.00	0.42	367,316.67	5.805	65.04	786	100.00
September 2015	2	1,042,000.00	0.20	521,000.00	5.734	79.85	721	100.00
October 2015	3	1,248,850.00	0.24	416,283.33	5.886	59.71	715	100.00

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell o r buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

November 2015	3	853,700.00	0.16	284,566.67	5.931	77.54	715	100.00
Total:	**1,718**	**$524,818,841.00**	**100.00%**	**$305,482.45**	**6.245%**	**77.08%**	**699**	**100.00 %**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – INTEREST ONLY LOANS *(continued)*

Maximum Mortgage Rates of Adjustable Rate Mortgage Loans

Maximum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
9.500 - 9.999	8	$3,519,355.00	0.67%	$439,919.38	4.808%	66.97%	712	100.00 %
10.000 - 10.499	33	9,288,604.00	1.77	281,472.85	5.236	74.04	742	100.00
10.500 - 10.999	269	83,477,053.00	15.91	310,323.62	5.704	73.19	713	100.00
11.000 - 11.499	286	87,704,711.00	16.71	306,659.83	5.979	75.36	706	100.00
11.500 - 11.999	494	149,073,964.00	28.40	301,769.16	6.170	77.08	703	100.00
12.000 - 12.499	314	92,434,629.00	17.61	294,377.80	6.431	78.77	692	100.00
12.500 - 12.999	209	68,201,829.00	13.00	326,324.54	6.823	79.89	679	100.00
13.000 - 13.499	68	20,343,266.00	3.88	299,165.68	7.328	83.04	667	100.00
13.500 - 13.999	27	7,855,080.00	1.50	290,928.89	7.624	83.18	678	100.00
14.000 - 14.499	4	1,084,475.00	0.21	271,118.75	8.113	83.49	669	100.00
14.500 - 14.999	5	1,736,125.00	0.33	347,225.00	7.605	85.33	697	100.00
15.500 - 15.999	1	99,750.00	0.02	99,750.00	9.500	95.00	651	100.00
Total:	**1,718**	**$524,818,841.00**	**100.00%**	**$305,482.45**	**6.245%**	**77.08%**	**699**	**100.00 %**

Minimum Mortgage Rates of Adjustable Rate Mortgage Loans

Minimum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
2.000 - 2.499	757	$208,403,942.00	39.71%	$275,302.43	6.244%	76.34%	709	100.00 %
2.500 - 2.999	494	163,701,634.00	31.19	331,379.83	6.215	77.36	696	100.00
3.000 - 3.499	173	51,595,389.00	9.83	298,239.24	6.198	75.28	701	100.00
3.500 - 3.999	116	44,299,728.00	8.44	381,894.21	6.039	76.67	718	100.00
4.000 - 4.499	10	3,529,192.00	0.67	352,919.20	6.045	78.51	724	100.00
4.500 - 4.999	2	972,800.00	0.19	486,400.00	6.876	79.03	658	100.00
5.000 - 5.499	7	1,661,250.00	0.32	237,321.43	6.224	70.43	686	100.00
5.500 - 5.999	15	6,255,480.00	1.19	417,032.00	5.836	79.81	659	100.00
6.000 - 6.499	45	14,885,184.00	2.84	330,781.87	6.215	79.30	656	100.00
6.500 - 6.999	67	20,591,792.00	3.92	307,340.18	6.722	81.20	637	100.00
7.000 - 7.499	22	6,273,150.00	1.20	285,143.18	7.147	85.14	629	100.00
7.500 - 7.999	8	2,032,550.00	0.39	254,068.75	7.670	90.48	633	100.00
8.500 - 8.999	2	616,750.00	0.12	308,375.00	8.755	92.81	664	100.00
Total:	**1,718**	**$524,818,841.00**	**100.00%**	**$305,482.45**	**6.245%**	**77.08%**	**699**	**100.00 %**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – INTEREST ONLY LOANS *(continued)*

Initial Periodic Rate Caps of Adjustable Rate Mortgage Loans

Initial Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
1.000	20	$6,961,920.00	1.33%	$348,096.00	5.819%	77.86%	715	100.00%
2.000	27	7,736,434.00	1.47	286,534.59	5.847	76.18	721	100.00
3.000	727	241,808,365.00	46.07	332,611.23	6.218	77.81	690	100.00
4.000	1	168,000.00	0.03	168,000.00	6.250	80.00	666	100.00
5.000	895	251,346,405.00	47.89	280,833.97	6.316	76.66	704	100.00
6.000	48	16,797,717.00	3.20	349,952.44	5.939	72.84	724	100.00
Total:	**1,718**	**$524,818,841.00**	**100.00%**	**$305,482.45**	**6.245%**	**77.08%**	**699**	**100.00%**

Subsequent Periodic Rate Caps of Adjustable Rate Mortgage Loans

Subsequent Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
1.000	1,718	$524,818,841.00	100.00%	$305,482.45	6.245%	77.08%	699	100.00%
Total:	**1,718**	**$524,818,841.00**	**100.00%**	**$305,482.45**	**6.245%**	**77.08%**	**699**	**100.00%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Group I Mortgage Loan Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

		Collateral Summary	Ranges (if applicable)
Total Number of Loans		2,433	
Total Outstanding Loan Principal Balance		$760,230,192.53	
Average Outstanding Loan Principal Balance		$312,466.17	$38,639.44 - $1,981,800.00
WA Coupon		6.152%	4.000% - 9.625%
WA Remaining Term (mo.)		357	177 - 360
WA Original LTV**		74.54%	12.84% - 100.00%
WA FICO*		701	515 - 822
WA Seasoning (mo.)		2	0 - 7
Interest Only Loans		78.54%	
1st Liens		100.00%	
2nd Liens		0.00%	
Simultaneous 2nd Liens		50.05%	
Loan Type			
ARM		80.16%	
Fixed		19.84%	
Geographic Distribution			
	CA	59.76%	
	GA	7.81%	
	NJ	7.12%	
ARM Characteristics			
Gross Margin		3.202%	2.250% - 7.950%
Initial Periodic Cap		3.948%	1.000% - 6.000%
Subsequent Periodic Cap		1.000%	1.000% - 1.000%
Lifetime Maximum Rate		11.846%	9.250% - 15.625%
Lifetime Minimum Rate		3.357%	2.250% - 8.950%

*Zero Values Excluded

**WA Original LTV is defined as the Loan-to-Value Ratios of the First Lien Mortgage Loans.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – GROUP I MORTGAGE LOANS

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon*	WA OLTV*	WA FICO*	IO %
25,000.01 - 50,000.00	2	$88,595.11	0.01%	$44,297.56	6.883%	84.36%	682	N/A
50,000.01 - 75,000.00	22	1,432,035.23	0.19	65,092.51	6.857	66.69	694	42.65
75,000.01 - 100,000.00	81	7,197,772.64	0.95	88,861.39	6.622	71.40	706	74.10
100,000.01 - 125,000.00	114	13,019,180.41	1.71	114,203.34	6.504	77.31	702	71.78
125,000.01 - 150,000.00	173	23,948,382.98	3.15	138,429.96	6.366	75.43	701	80.66
150,000.01 - 175,000.00	170	27,562,970.77	3.63	162,135.12	6.343	74.68	698	72.25
175,000.01 - 200,000.00	179	33,757,105.35	4.44	188,587.18	6.317	75.56	700	77.76
200,000.01 - 225,000.00	166	35,394,054.69	4.66	213,217.20	6.247	76.54	692	82.59
225,000.01 - 250,000.00	146	34,848,250.19	4.58	238,686.65	6.300	76.61	692	75.45
250,000.01 - 275,000.00	164	43,001,573.15	5.66	262,204.71	6.254	76.35	694	76.38
275,000.01 - 300,000.00	166	47,859,344.09	6.30	288,309.30	6.123	77.54	694	77.62
300,000.01 - 325,000.00	128	40,157,743.11	5.28	313,732.37	6.242	76.26	692	78.16
325,000.01 - 359,650.00	165	56,563,721.18	7.44	342,810.43	6.241	76.91	686	78.03
359,650.01 - 500,000.00	510	217,306,156.37	28.58	426,090.50	6.118	75.25	702	79.48
500,000.01 -1,000,000.00	226	149,527,456.02	19.67	661,625.91	5.969	71.79	712	77.10
>1,000,000.00	21	28,565,851.24	3.76	1,360,278.63	5.776	61.43	733	95.35
Total:	**2,433**	**$760,230,192.53**	**100.00%**	**$312,466.17**	**6.152%**	**74.54%**	**701**	**78.54%**

*weighted by principal balance

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
25,000.01 - 50,000.00	2	$88,595.11	0.01%	$44,297.56	6.883%	84.36%	682	N/A
50,000.01 - 75,000.00	22	1,432,035.23	0.19	65,092.51	6.857	66.69	694	42.65
75,000.01 - 100,000.00	81	7,197,772.64	0.95	88,861.39	6.622	71.40	706	74.10
100,000.01 - 125,000.00	114	13,019,180.41	1.71	114,203.34	6.504	77.31	702	71.78
125,000.01 - 150,000.00	174	24,098,260.29	3.17	138,495.75	6.363	75.46	701	80.16
150,000.01 - 175,000.00	170	27,587,738.64	3.63	162,280.82	6.348	74.72	698	72.19
175,000.01 - 200,000.00	178	33,582,460.17	4.42	188,665.51	6.315	75.52	700	78.17
200,000.01 - 225,000.00	166	35,394,054.69	4.66	213,217.20	6.247	76.54	692	82.59
225,000.01 - 250,000.00	146	34,848,250.19	4.58	238,686.65	6.300	76.61	692	75.45
250,000.01 - 275,000.00	164	43,001,573.15	5.66	262,204.71	6.254	76.35	694	76.38
275,000.01 - 300,000.00	166	47,859,344.09	6.30	288,309.30	6.123	77.54	694	77.62
300,000.01 - 325,000.00	128	40,157,743.11	5.28	313,732.37	6.242	76.26	692	78.16
325,000.01 - 359,650.00	165	56,563,721.18	7.44	342,810.43	6.241	76.91	686	78.03
359,650.01 - 500,000.00	510	217,306,156.37	28.58	426,090.50	6.118	75.25	702	79.48
500,000.01 -1,000,000.00	226	149,527,456.02	19.67	661,625.91	5.969	71.79	712	77.10
>1,000,000.00	21	28,565,851.24	3.76	1,360,278.63	5.776	61.43	733	95.35
Total:	**2,433**	**$760,230,192.53**	**100.00%**	**$312,466.17**	**6.152%**	**74.54%**	**701**	**78.54%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell o r buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – GROUP I MORTGAGE LOANS *(continued)*

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
4.000 - 4.499	2	$618,909.98	0.08%	$309,454.99	4.068%	62.35%	688	72.71%
4.500 - 4.999	30	10,358,532.78	1.36	345,284.43	4.830	72.30	717	90.28
5.000 - 5.499	213	90,406,738.08	11.89	424,444.78	5.218	63.75	732	65.20
5.500 - 5.999	787	257,239,338.57	33.84	326,860.66	5.738	70.97	716	78.31
6.000 - 6.499	508	153,101,392.26	20.14	301,380.69	6.203	77.54	693	88.12
6.500 - 6.999	538	158,444,545.41	20.84	294,506.59	6.688	79.29	682	81.00
7.000 - 7.499	222	57,405,210.79	7.55	258,582.03	7.180	81.78	673	72.26
7.500 - 7.999	92	24,666,080.14	3.24	268,109.57	7.622	82.51	677	70.60
8.000 - 8.499	28	5,588,961.59	0.74	199,605.77	8.164	85.18	664	62.28
8.500 - 8.999	11	2,249,282.47	0.30	204,480.22	8.737	90.26	662	51.82
9.500 - 9.999	2	151,200.46	0.02	75,600.23	9.543	96.70	663	65.97
Total:	**2,433**	**$760,230,192.53**	**100.00%**	**$312,466.17**	**6.152%**	**74.54%**	**701**	**78.54%**

Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
120 - 180	28	$6,998,875.13	0.92%	$249,959.83	5.469%	52.65%	720	N/A
181 - 240	2	351,651.08	0.05	175,825.54	5.287	46.81	708	N/A
241 - 360	2,403	752,879,666.32	99.03	313,308.23	6.158	74.75	701	79.30
Total:	**2,433**	**$760,230,192.53**	**100.00%**	**$312,466.17**	**6.152%**	**74.54%**	**701**	**78.54%**

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
121 - 180	28	$6,998,875.13	0.92%	$249,959.83	5.469%	52.65%	720	N/A
181 - 240	2	351,651.08	0.05	175,825.54	5.287	46.81	708	N/A
301 - 360	2,403	752,879,666.32	99.03	313,308.23	6.158	74.75	701	79.30
Total:	**2,433**	**$760,230,192.53**	**100.00%**	**$312,466.17**	**6.152%**	**74.54%**	**701**	**78.54%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – GROUP I MORTGAGE LOANS *(continued*

Seasoning of Mortgage Loans

Seasoning (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
0 - 6	2,430	$759,585,544.06	99.92%	$312,586.64	6.151%	74.53%	701	78.60%
7 - 12	3	644,648.47	0.08	214,882.82	6.992	85.17	540	N/A
Total:	**2,433**	**$760,230,192.53**	**100.00%**	**$312,466.17**	**6.152%**	**74.54%**	**701**	**78.54%**

Original Loan-to-Value Ratios of Mortgage Loans

Original LTVs (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
0.01 - 25.00	14	$1,991,741.61	0.26%	$142,267.26	5.808%	21.65%	712	48.15%
25.01 - 30.00	11	3,505,899.54	0.46	318,718.14	5.611	28.57	718	37.62
30.01 - 35.00	16	4,842,417.81	0.64	302,651.11	5.347	33.17	741	67.60
35.01 - 40.00	30	8,493,253.30	1.12	283,108.44	5.481	38.04	716	64.55
40.01 - 45.00	23	6,096,665.18	0.80	265,072.40	5.691	43.05	732	59.01
45.01 - 50.00	44	14,518,704.61	1.91	329,970.56	5.527	48.13	715	61.54
50.01 - 55.00	63	21,374,697.32	2.81	339,280.91	5.671	52.65	715	62.63
55.01 - 60.00	103	44,069,280.88	5.80	427,857.10	5.614	58.09	727	70.53
60.01 - 65.00	136	55,666,977.36	7.32	409,316.01	5.655	63.68	710	64.25
65.01 - 70.00	164	53,069,824.25	6.98	323,596.49	6.096	69.00	697	77.06
70.01 - 75.00	101	36,377,775.19	4.79	360,175.99	6.249	73.57	699	76.35
75.01 - 80.00	1,427	434,935,884.59	57.21	304,790.39	6.224	79.77	702	87.16
80.01 - 85.00	50	14,186,332.38	1.87	283,726.65	6.633	83.99	638	47.74
85.01 - 90.00	142	37,418,232.56	4.92	263,508.68	6.893	89.59	659	56.97
90.01 - 95.00	82	18,848,015.44	2.48	229,853.85	7.023	94.84	691	76.74
95.01 - 100.00	27	4,834,490.51	0.64	179,055.20	6.715	100.00	725	61.42
Total:	**2,433**	**$760,230,192.53**	**100.00%**	**$312,466.17**	**6.152%**	**74.54%**	**701**	**78.54%**

Occupancy Status of Mortgage Loans

Occupancy Status	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Owner Occupied	2,014	$660,475,255.07	86.88%	$327,942.03	6.089%	74.52%	700	78.30%
Investor	314	73,098,426.51	9.62	232,797.54	6.639	73.62	711	80.03
Second Home	105	26,656,510.95	3.51	253,871.53	6.366	77.45	716	80.28
Total:	**2,433**	**$760,230,192.53**	**100.00%**	**$312,466.17**	**6.152%**	**74.54%**	**701**	**78.54%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – GROUP I MORTGAGE LOANS *(continued*

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Single Family	1,448	$478,826,479.41	62.98%	$330,681.27	6.097%	73.65%	698	76.74%
Pud	606	164,538,856.34	21.64	271,516.26	6.204	76.72	710	85.18
Condo	219	59,135,457.12	7.78	270,024.92	6.156	77.87	709	87.76
2 Family	96	31,974,021.29	4.21	333,062.72	6.433	74.80	687	58.11
3-4 Family	64	25,755,378.37	3.39	402,427.79	6.476	69.16	696	73.78
Total:	**2,433**	**$760,230,192.53**	**100.00%**	**$312,466.17**	**6.152%**	**74.54%**	**701**	**78.54%**

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Purchase	1,478	$434,577,859.98	57.16%	$294,031.03	6.278%	79.01%	707	86.89%
Cashout Refinance	829	275,164,235.58	36.19	331,923.08	6.039	69.05	687	66.31
Rate/Term Refinance	126	50,488,096.97	6.64	400,699.18	5.677	66.00	726	73.27
Total:	**2,433**	**$760,230,192.53**	**100.00%**	**$312,466.17**	**6.152%**	**74.54%**	**701**	**78.54%**

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Stated Income, Verified Asset	829	$276,835,403.77	36.41%	$333,938.97	6.195%	77.18%	705	90.57%
Stated Income, Stated Asset	528	161,989,784.07	21.31	306,798.83	6.416	75.65	679	68.71
Full Doc	538	150,956,200.04	19.86	280,587.73	5.957	77.02	705	72.33
No Ratio	263	88,673,137.97	11.66	337,160.22	6.227	73.44	710	85.43
No Income, No Asset	275	81,775,666.68	10.76	297,366.06	5.759	59.98	715	61.26
Total:	**2,433**	**$760,230,192.53**	**100.00%**	**$312,466.17**	**6.152%**	**74.54%**	**701**	**78.54%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any stra tegy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell o r buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required , a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, acco untant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – GROUP I MORTGAGE LOANS *(continued*

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
6 Mo Libor Arm (IO)	24	$8,555,720.00	1.13%	$356,488.33	5.933%	78.18%	716	100.00%
2/6 Arm	217	55,337,832.19	7.28	255,013.05	6.809	80.63	646	N/A
2/6 Arm (IO)	663	219,814,200.00	28.91	331,544.80	6.218	78.05	689	100.00
3/1 Arm	2	324,729.71	0.04	162,364.86	4.370	93.03	515	N/A
3/6 Arm	20	6,821,940.82	0.90	341,097.04	6.722	77.25	658	N/A
3/6 Arm (IO)	87	27,405,899.00	3.60	315,010.33	6.089	75.53	701	100.00
5/6 Arm	87	21,435,954.22	2.82	246,390.28	6.565	77.50	701	N/A
5/6 Arm (IO)	907	256,240,259.00	33.71	282,514.07	6.321	76.74	704	100.00
7/6 Arm	3	654,593.26	0.09	218,197.75	6.058	69.01	712	N/A
7/6 Arm (IO)	29	9,658,213.00	1.27	333,041.83	5.703	69.48	737	100.00
10/6 Arm (IO)	8	3,144,550.00	0.41	393,068.75	5.848	71.23	717	100.00
15Y Fixed Amort	28	6,998,875.13	0.92	249,959.83	5.469	52.65	720	N/A
20Y Fixed Amort	2	351,651.08	0.05	175,825.54	5.287	46.81	708	N/A
30Y Fixed Amort	192	70,517,647.12	9.28	367,279.41	5.525	63.40	730	N/A
30Y Fixed Amort (IO)	163	72,248,128.00	9.50	443,240.05	5.492	63.37	736	100.00
Fix Balloon (40 Yr A	1	720,000.00	0.09	720,000.00	5.250	74.23	691	N/A
Total:	**2,433**	**$760,230,192.53**	**100.00%**	**$312,466.17**	**6.152%**	**74.54%**	**701**	**78.54%**

Index Type of Mortgage Loans

Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
6 Mo Libor	2,045	$609,069,161.49	80.12%	$297,833.33	6.313%	77.41%	694	86.17%
Fixed	386	150,836,301.33	19.84	390,767.62	5.505	62.90	732	47.90
1 Yr Treasury	2	324,729.71	0.04	162,364.86	4.370	93.03	515	N/A
Total:	**2,433**	**$760,230,192.53**	**100.00%**	**$312,466.17**	**6.152%**	**74.54%**	**701**	**78.54%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any stra tegy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell o r buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required , a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, acco untant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – GROUP I MORTGAGE LOANS *(continued*

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
California	1,205	$454,337,518.81	59.76%	$377,043.58	5.974%	71.72%	706	82.77%
Georgia	296	59,394,266.32	7.81	200,656.31	6.057	77.11	718	90.91
New Jersey	161	54,145,412.42	7.12	336,306.91	6.692	78.56	675	53.87
Florida	186	44,066,072.91	5.80	236,914.37	6.737	79.24	694	86.51
New York	77	27,238,116.46	3.58	353,741.77	6.442	77.65	678	57.23
Nevada	64	15,668,874.09	2.06	244,826.16	6.172	79.40	705	94.65
Washington	54	13,055,097.83	1.72	241,761.07	6.250	81.34	706	78.32
Colorado	55	12,164,478.27	1.60	221,172.33	6.125	80.52	710	91.66
Arizona	57	11,884,458.71	1.56	208,499.28	6.440	80.78	707	77.45
Massachusetts	36	11,238,363.62	1.48	312,176.77	6.699	77.43	672	39.24
Virginia	27	8,611,961.46	1.13	318,961.54	6.263	79.48	683	81.92
Maryland	26	8,330,890.34	1.10	320,418.86	6.253	77.57	682	65.24
Connecticut	27	8,177,875.45	1.08	302,884.28	6.438	78.96	654	47.83
Pennsylvania	21	4,493,634.36	0.59	213,982.59	6.665	82.09	660	26.89
Rhode Island	12	3,463,994.42	0.46	288,666.20	6.411	82.00	631	34.74
Texas	21	2,763,553.42	0.36	131,597.78	6.021	79.30	714	77.32
Oregon	11	2,412,176.60	0.32	219,288.78	5.995	79.76	709	84.41
Ohio	10	2,376,878.70	0.31	237,687.87	6.147	78.32	703	74.97
South Carolina	15	2,359,480.36	0.31	157,298.69	6.817	80.18	725	64.16
Illinois	7	2,044,563.50	0.27	292,080.50	6.526	81.84	729	26.99
North Carolina	18	2,011,438.93	0.26	111,746.61	7.213	83.16	697	78.64
Minnesota	6	1,923,200.00	0.25	320,533.33	5.825	73.25	737	100.00
Missouri	6	1,465,518.12	0.19	244,253.02	6.277	83.51	722	64.82
New Hampshire	4	1,353,854.19	0.18	338,463.55	6.106	68.66	727	N/A
New Mexico	10	1,370,232.95	0.18	137,023.30	6.124	80.02	733	69.45
Michigan	5	644,374.05	0.08	128,874.81	7.700	84.49	640	N/A
Tennessee	3	611,675.00	0.08	203,891.67	6.930	80.40	710	100.00
Utah	2	597,600.00	0.08	298,800.00	6.932	80.00	676	100.00
Hawaii	2	507,836.87	0.07	253,918.44	5.789	70.56	673	68.53
Indiana	2	556,111.42	0.07	278,055.71	7.176	82.03	682	N/A
District of Columbia	1	280,000.00	0.04	280,000.00	5.875	64.37	695	100.00
Nebraska	2	190,661.98	0.03	95,330.99	5.959	88.17	715	N/A
Delaware	1	140,872.53	0.02	140,872.53	6.500	88.13	618	N/A
Iowa	1	132,500.00	0.02	132,500.00	6.875	100.00	717	100.00
Idaho	1	104,900.00	0.01	104,900.00	5.625	37.88	758	100.00
Maine	1	111,748.44	0.01	111,748.44	5.375	80.00	682	N/A
Total:	**2,433**	**$760,230,192.53**	**100.00%**	**$312,466.17**	**6.152%**	**74.54%**	**701**	**78.54%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – GROUP I MORTGAGE LOANS *(continued*

Original Prepayment Penalty Term

Original Prepayment Penalty Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
No Penalty	566	$178,158,655.11	23.43%	$314,767.94	6.485%	77.40%	689	67.24%
6	31	14,555,853.52	1.91	469,543.66	6.220	74.03	720	98.30
12	243	80,206,132.53	10.55	330,066.39	6.302	74.98	697	82.53
24	724	214,988,116.80	28.28	296,944.91	6.184	77.24	692	89.05
36	741	231,914,055.93	30.51	312,974.43	5.864	69.93	713	72.58
60	128	40,407,378.64	5.32	315,682.65	5.844	73.28	738	91.61
Total:	**2,433**	**$760,230,192.53**	**100.00%**	**$312,466.17**	**6.152%**	**74.54%**	**701**	**78.54%**

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Not Available	1	$155,819.73	0.02%	$155,819.73	4.500%	93.92%	N/A	N/A
500 - 525	2	425,492.17	0.06	212,746.09	7.084	84.84	520	N/A
526 - 550	1	348,845.50	0.05	348,845.50	8.150	84.34	547	N/A
551 - 575	2	459,431.49	0.06	229,715.75	7.118	84.72	565	N/A
576 - 600	66	18,714,513.42	2.46	283,553.23	6.693	78.81	590	40.22
601 - 625	124	34,035,179.20	4.48	274,477.25	6.534	75.63	615	62.83
626 - 650	265	78,557,935.78	10.33	296,445.04	6.535	77.02	639	75.78
651 - 675	386	116,619,007.91	15.34	302,121.78	6.327	76.19	663	82.48
676 - 700	431	136,822,533.05	18.00	317,453.67	6.175	75.57	688	83.71
701 - 725	379	116,467,999.77	15.32	307,303.43	6.083	75.01	712	80.58
726 - 750	305	95,863,762.78	12.61	314,307.42	5.985	74.11	737	82.30
751 - 775	275	90,635,922.42	11.92	329,585.17	5.890	72.30	762	80.67
776 - 800	174	63,421,262.40	8.34	364,490.01	5.698	67.44	786	72.66
801 - 825	22	7,702,486.91	1.01	350,113.04	5.956	71.72	806	77.34
Total:	**2,433**	**$760,230,192.53**	**100.00%**	**$312,466.17**	**6.152%**	**74.54%**	**701**	**78.54%**

Margins of Adjustable Rate Mortgage Loans

Margins (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
2.000 - 2.499	832	$226,954,242.37	37.24%	$272,781.54	6.269%	76.48%	708	91.83%
2.500 - 2.999	540	174,887,547.50	28.70	323,865.83	6.238	77.31	696	94.10
3.000 - 3.499	188	56,110,847.80	9.21	298,461.96	6.212	75.72	701	91.95
3.500 - 3.999	122	45,850,939.34	7.52	375,827.37	6.062	76.33	716	96.62
4.000 - 4.499	16	5,255,035.78	0.86	328,439.74	6.054	77.05	694	75.72
4.500 - 4.999	22	8,375,004.68	1.37	380,682.03	5.941	77.83	643	78.10
5.000 - 5.499	69	21,672,151.28	3.56	314,089.15	6.257	78.54	647	62.04

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

5.500 - 5.999	146	40,148,745.75	6.59	274,991.41	6.700	81.29	639	47.43
6.000 - 6.499	62	16,731,906.29	2.75	269,869.46	7.096	83.26	637	43.70
6.500 - 6.999	31	8,401,827.82	1.38	271,026.70	7.324	84.72	648	45.15
7.000 - 7.499	15	3,986,229.30	0.65	265,748.62	7.742	83.57	639	30.71
7.500 - 7.999	4	1,019,413.29	0.17	254,853.32	8.803	89.18	630	60.50
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

COLLATERAL TABLES – GROUP I MORTGAGE LOANS *(continued*

Next Rate Change Dates of Adjustable Rate Mortgage Loans

Next Rate Change Dates	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
January 2006	1	$432,000.00	0.07%	$432,000.00	5.875%	80.00%	683	100.00%
February 2006	6	2,142,028.00	0.35	357,004.67	5.890	76.69	698	100.00
March 2006	9	3,680,792.00	0.60	408,976.89	5.945	79.83	728	100.00
April 2006	7	2,200,900.00	0.36	314,414.29	5.967	77.60	717	100.00
May 2006	1	100,000.00	0.02	100,000.00	5.875	54.43	772	100.00
April 2007	2	488,828.74	0.08	244,414.37	7.786	82.38	540	N/A
June 2007	2	576,030.44	0.09	288,015.22	7.992	84.38	557	N/A
July 2007	18	5,436,854.46	0.89	302,047.47	6.001	78.08	712	87.51
August 2007	104	31,253,692.87	5.13	300,516.28	5.959	77.31	704	90.04
September 2007	233	76,840,106.56	12.61	329,785.87	6.353	77.88	689	81.98
October 2007	326	101,326,316.12	16.63	310,816.92	6.400	79.66	677	79.23
November 2007	195	59,230,203.00	9.72	303,744.63	6.410	78.20	663	73.68
April 2008	1	155,819.73	0.03	155,819.73	4.500	93.92	N/A	N/A
June 2008	1	239,000.00	0.04	239,000.00	5.625	81.57	750	100.00
July 2008	4	761,697.98	0.12	190,424.50	5.448	82.93	655	77.82
August 2008	14	3,248,715.00	0.53	232,051.07	6.152	74.83	711	100.00
September 2008	38	12,925,568.50	2.12	340,146.54	6.338	75.49	699	80.73
October 2008	28	8,949,918.32	1.47	319,639.94	6.043	76.44	684	84.08
November 2008	23	8,271,850.00	1.36	359,645.65	6.281	75.79	683	64.87
June 2010	3	543,400.00	0.09	181,133.33	5.820	63.94	746	100.00
July 2010	70	21,396,644.31	3.51	305,666.35	6.051	76.72	701	97.52
August 2010	207	57,734,929.34	9.47	278,912.70	6.132	77.18	704	94.20
September 2010	257	72,642,740.27	11.92	282,656.58	6.411	76.96	706	91.36
October 2010	275	79,202,513.30	13.00	288,009.14	6.365	76.36	702	89.92
November 2010	182	46,155,986.00	7.57	253,604.32	6.587	76.99	704	92.87
June 2012	1	300,000.00	0.05	300,000.00	5.375	71.43	762	100.00
July 2012	6	1,850,000.00	0.30	308,333.33	5.614	63.14	738	100.00
August 2012	9	3,107,043.60	0.51	345,227.07	5.659	69.95	723	85.89
September 2012	6	1,522,962.66	0.25	253,827.11	6.030	72.40	667	85.81
October 2012	4	1,328,900.00	0.22	332,225.00	5.633	80.53	747	100.00
November 2012	6	2,203,900.00	0.36	367,316.67	5.805	65.04	786	100.00
September 2015	2	1,042,000.00	0.17	521,000.00	5.734	79.85	721	100.00
October 2015	3	1,248,850.00	0.20	416,283.33	5.886	59.71	715	100.00
November 2015	3	853,700.00	0.14	284,566.67	5.931	77.54	715	100.00
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – GROUP I MORTGAGE LOANS *(continued)*

Maximum Mortgage Rates of Adjustable Rate Mortgage Loans

Maximum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
9.000 - 9.499	1	$168,909.98	0.03%	$168,909.98	4.250%	92.20%	515	N/A
9.500 - 9.999	9	3,675,174.73	0.60	408,352.75	4.795	68.12	712	95.76
10.000 - 10.499	36	10,431,615.01	1.71	289,767.08	5.232	74.05	738	89.04
10.500 - 10.999	280	86,800,408.68	14.24	310,001.46	5.704	72.96	714	96.17
11.000 - 11.499	315	95,287,454.57	15.64	302,499.86	5.987	75.22	705	92.04
11.500 - 11.999	534	159,151,617.92	26.12	298,036.74	6.182	77.09	701	93.67
12.000 - 12.499	369	107,591,301.39	17.66	291,575.34	6.434	78.77	686	85.91
12.500 - 12.999	313	94,897,807.53	15.57	303,187.88	6.823	79.97	671	71.87
13.000 - 13.499	119	33,184,794.46	5.45	278,863.82	7.300	83.45	661	61.30
13.500 - 13.999	49	12,901,268.57	2.12	263,291.20	7.688	84.14	668	60.89
14.000 - 14.499	12	2,765,244.21	0.45	230,437.02	8.120	84.23	640	39.22
14.500 - 14.999	8	2,387,093.69	0.39	298,386.71	7.926	85.12	671	72.73
15.500 - 15.999	2	151,200.46	0.02	75,600.23	9.543	96.70	663	65.97
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

Minimum Mortgage Rates of Adjustable Rate Mortgage Loans

Minimum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
2.000 - 2.499	832	$226,954,242.37	37.24%	$272,781.54	6.269%	76.48%	708	91.83%
2.500 - 2.999	538	174,023,547.50	28.56	323,463.84	6.238	77.30	696	94.07
3.000 - 3.499	188	56,110,847.80	9.21	298,461.96	6.212	75.72	701	91.95
3.500 - 3.999	122	45,850,939.34	7.52	375,827.37	6.062	76.33	716	96.62
4.000 - 4.499	13	4,318,585.85	0.71	332,198.91	6.193	78.78	707	81.72
4.500 - 4.999	2	972,800.00	0.16	486,400.00	6.876	79.03	658	100.00
5.000 - 5.499	10	2,377,420.56	0.39	237,742.06	5.957	70.66	667	69.88
5.500 - 5.999	24	8,312,622.81	1.36	346,359.28	5.849	78.64	647	75.25
6.000 - 6.499	76	24,140,136.86	3.96	317,633.38	6.227	78.98	648	61.66
6.500 - 6.999	148	41,451,038.55	6.80	280,074.58	6.743	80.49	639	49.68
7.000 - 7.499	59	16,419,653.16	2.69	278,299.21	7.212	84.87	636	38.21
7.500 - 7.999	23	5,799,717.35	0.95	252,161.62	7.695	88.33	646	35.05
8.000 - 8.499	6	1,143,168.69	0.19	190,528.12	8.170	86.09	605	N/A
8.500 - 8.999	6	1,519,170.36	0.25	253,195.06	8.745	88.53	643	40.60
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – GROUP I MORTGAGE LOANS *(continued)*

Initial Periodic Rate Caps of Adjustable Rate Mortgage Loans

Initial Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
1.000	22	$7,286,649.71	1.20%	$331,211.35	5.755%	78.54%	711	95.54%
2.000	27	7,736,434.00	1.27	286,534.59	5.847	76.18	721	100.00
3.000	961	303,172,155.05	49.75	315,475.71	6.334	78.34	682	79.76
4.000	1	168,000.00	0.03	168,000.00	6.250	80.00	666	100.00
5.000	984	273,220,882.82	44.83	277,663.50	6.334	76.70	704	91.99
6.000	52	17,809,769.62	2.92	342,495.57	6.021	72.68	720	94.32
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

Subsequent Periodic Rate Caps of Adjustable Rate Mortgage Loans

Subsequent Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
1.000	2,047	$609,393,891.20	100.00%	$297,700.97	6.312%	77.42%	694	86.12%
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Group II Mortgage Loan Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

	Collateral Summary	Ranges (if applicable)
Total Number of Loans	837	
Total Outstanding Loan Principal Balance	$232,941,655.67	
Average Outstanding Loan Principal Balance	$278,305.44	$40,612.43 - $1,678,405.95
WA Coupon	6.409%	5.875% - 9.000%
WA Remaining Term (mo.)	354	176 - 360
WA Original LTV**	72.64%	13.84% - 100.00%
WA FICO*	704	581 - 820
WA Seasoning (mo.)	1	0 - 7
Interest Only Loans	55.42%	
1st Liens	100.00%	
2nd Liens	0.00%	
Simultaneous 2nd Liens	36.34%	
Loan Type		
ARM	0.00%	
Fixed	100.00%	
Geographic Distribution		
	CA 40.81%	
	GA 17.64%	
	NY 12.42%	

*Zero Values Excluded

**WA Original LTV is defined as the Loan-to-Value Ratios of the First Lien Mortgage Loans.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – GROUP II MORTGAGE LOANS

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon*	WA OLTV*	WA FICO*	IO %
25,000.01 - 50,000.00	3	$139,612.43	0.06%	$46,537.48	7.191%	54.13%	684	N/A
50,000.01 - 75,000.00	21	1,346,078.70	0.58	64,098.99	7.154	77.05	684	5.39
75,000.01 - 100,000.00	47	4,193,890.46	1.80	89,231.71	6.780	69.64	703	28.33
100,000.01 - 125,000.00	57	6,382,548.15	2.74	111,974.53	6.688	75.11	694	55.54
125,000.01 - 150,000.00	75	10,466,122.91	4.49	139,548.31	6.577	72.97	699	41.60
150,000.01 - 175,000.00	73	11,871,843.29	5.10	162,627.99	6.524	70.97	694	31.28
175,000.01 - 200,000.00	83	15,572,890.61	6.69	187,625.19	6.498	73.07	705	48.13
200,000.01 - 225,000.00	54	11,536,822.55	4.95	213,644.86	6.540	74.89	699	47.99
225,000.01 - 250,000.00	53	12,641,429.18	5.43	238,517.53	6.435	74.67	683	43.74
250,000.01 - 275,000.00	39	10,150,919.88	4.36	260,280.00	6.361	72.99	695	59.25
275,000.01 - 300,000.00	47	13,627,756.37	5.85	289,952.26	6.445	71.80	700	55.18
300,000.01 - 325,000.00	25	7,835,665.34	3.36	313,426.61	6.377	72.80	700	68.37
325,000.01 - 359,650.00	48	16,403,904.22	7.04	341,748.00	6.419	74.92	692	58.39
359,650.01 - 500,000.00	127	53,054,205.09	22.78	417,749.65	6.299	73.63	714	60.25
500,000.01 -1,000,000.00	80	50,746,130.54	21.78	634,326.63	6.306	71.68	708	62.94
>1,000,000.00	5	6,971,835.95	2.99	1,394,367.19	6.467	60.91	752	75.93
Total:	**837**	**$232,941,655.67**	**100.00%**	**$278,305.44**	**6.409%**	**72.64%**	**704**	**55.42%**

*weighted by principal balance

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
25,000.01 - 50,000.00	3	$139,612.43	0.06%	$46,537.48	7.191%	54.13%	684	N/A
50,000.01 - 75,000.00	21	1,346,078.70	0.58	64,098.99	7.154	77.05	684	5.39
75,000.01 - 100,000.00	47	4,193,890.46	1.80	89,231.71	6.780	69.64	703	28.33
100,000.01 - 125,000.00	57	6,382,548.15	2.74	111,974.53	6.688	75.11	694	55.54
125,000.01 - 150,000.00	75	10,466,122.91	4.49	139,548.31	6.577	72.97	699	41.60
150,000.01 - 175,000.00	73	11,871,843.29	5.10	162,627.99	6.524	70.97	694	31.28
175,000.01 - 200,000.00	83	15,572,890.61	6.69	187,625.19	6.498	73.07	705	48.13
200,000.01 - 225,000.00	54	11,536,822.55	4.95	213,644.86	6.540	74.89	699	47.99
225,000.01 - 250,000.00	53	12,641,429.18	5.43	238,517.53	6.435	74.67	683	43.74
250,000.01 - 275,000.00	39	10,150,919.88	4.36	260,280.00	6.361	72.99	695	59.25
275,000.01 - 300,000.00	47	13,627,756.37	5.85	289,952.26	6.445	71.80	700	55.18
300,000.01 - 325,000.00	25	7,835,665.34	3.36	313,426.61	6.377	72.80	700	68.37
325,000.01 - 359,650.00	49	16,763,168.35	7.20	342,105.48	6.407	75.03	692	57.14
359,650.01 - 500,000.00	126	52,694,940.96	22.62	418,213.82	6.302	73.59	714	60.66
500,000.01 -1,000,000.00	80	50,746,130.54	21.78	634,326.63	6.306	71.68	708	62.94
>1,000,000.00	5	6,971,835.95	2.99	1,394,367.19	6.467	60.91	752	75.93
Total:	**837**	**$232,941,655.67**	**100.00%**	**$278,305.44**	**6.409%**	**72.64%**	**704**	**55.42%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – GROUP II MORTGAGE LOANS *(continued)*

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
5.500 - 5.999	137	$44,602,484.55	19.15%	$325,565.58	5.907%	68.07%	721	57.52%
6.000 - 6.499	304	95,461,003.37	40.98	314,016.46	6.201	70.18	713	59.98
6.500 - 6.999	269	68,187,402.00	29.27	253,484.77	6.647	76.10	685	49.45
7.000 - 7.499	72	13,523,527.08	5.81	187,826.77	7.138	79.12	692	56.66
7.500 - 7.999	39	7,421,935.45	3.19	190,306.04	7.632	85.01	695	45.68
8.000 - 8.499	8	2,016,894.43	0.87	252,111.80	8.117	81.48	664	10.10
8.500 - 8.999	7	1,670,108.79	0.72	238,586.97	8.543	76.61	752	72.50
9.000 - 9.499	1	58,300.00	0.03	58,300.00	9.000	77.32	691	N/A
Total:	**837**	**$232,941,655.67**	**100.00%**	**$278,305.44**	**6.409%**	**72.64%**	**704**	**55.42%**

Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
120 - 180	26	$5,486,123.88	2.36%	$211,004.76	6.247%	67.94%	674	N/A
181 - 240	8	1,406,451.78	0.60	175,806.47	6.369	62.97	693	N/A
241 - 360	803	226,049,080.01	97.04	281,505.70	6.414	72.82	705	57.11
Total:	**837**	**$232,941,655.67**	**100.00%**	**$278,305.44**	**6.409%**	**72.64%**	**704**	**55.42%**

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
121 - 180	26	$5,486,123.88	2.36%	$211,004.76	6.247%	67.94%	674	N/A
181 - 240	8	1,406,451.78	0.60	175,806.47	6.369	62.97	693	N/A
301 - 360	803	226,049,080.01	97.04	281,505.70	6.414	72.82	705	57.11
Total:	**837**	**$232,941,655.67**	**100.00%**	**$278,305.44**	**6.409%**	**72.64%**	**704**	**55.42%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – GROUP II MORTGAGE LOANS *(continued)*

Seasoning of Mortgage Loans

Seasoning (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
0 - 6	836	$232,843,565.67	99.96%	$278,521.01	6.409%	72.64%	704	55.40%
7 - 12	1	98,090.00	0.04	98,090.00	6.375	85.00	725	100.00
Total:	**837**	**$232,941,655.67**	**100.00%**	**$278,305.44**	**6.409%**	**72.64%**	**704**	**55.42%**

Original Loan-to-Value Ratios of Mortgage Loans

Original LTVs (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
0.01 - 25.00	5	$976,914.12	0.42%	$195,382.82	6.147%	16.23%	770	85.17%
25.01 - 30.00	7	1,017,739.02	0.44	145,391.29	6.393	27.30	663	39.79
30.01 - 35.00	11	2,262,742.09	0.97	205,703.83	6.170	32.35	699	27.38
35.01 - 40.00	11	2,500,227.50	1.07	227,293.41	6.052	37.56	700	51.28
40.01 - 45.00	14	3,484,627.44	1.50	248,901.96	6.192	42.94	693	28.53
45.01 - 50.00	30	7,499,438.34	3.22	249,981.28	6.307	47.89	680	53.12
50.01 - 55.00	36	10,914,035.79	4.69	303,167.66	6.166	52.13	725	43.09
55.01 - 60.00	58	18,414,980.58	7.91	317,499.67	6.201	58.25	708	59.76
60.01 - 65.00	57	20,258,363.16	8.70	355,409.88	6.308	63.84	697	56.09
65.01 - 70.00	48	16,954,174.69	7.28	353,211.97	6.409	68.86	724	47.10
70.01 - 75.00	42	13,091,205.57	5.62	311,695.37	6.263	73.38	706	60.68
75.01 - 80.00	399	109,727,519.86	47.11	275,006.32	6.427	79.74	702	60.63
80.01 - 85.00	12	3,523,823.78	1.51	293,651.98	6.716	84.23	657	21.42
85.01 - 90.00	41	9,202,307.53	3.95	224,446.53	6.689	89.64	693	38.96
90.01 - 95.00	43	8,131,279.34	3.49	189,099.52	7.233	94.75	712	50.33
95.01 - 100.00	23	4,982,276.86	2.14	216,620.73	6.709	99.91	741	60.69
Total:	**837**	**$232,941,655.67**	**100.00%**	**$278,305.44**	**6.409%**	**72.64%**	**704**	**55.42%**

Occupancy Status of Mortgage Loans

Occupancy Status	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Owner Occupied	678	$196,017,774.94	84.15%	$289,111.76	6.378%	73.20%	702	55.70%
Investor	125	28,121,455.69	12.07	224,971.65	6.613	69.06	716	50.87
Second Home	34	8,802,425.04	3.78	258,894.85	6.468	71.68	721	63.73
Total:	**837**	**$232,941,655.67**	**100.00%**	**$278,305.44**	**6.409%**	**72.64%**	**704**	**55.42%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – GROUP II MORTGAGE LOANS *(continued)*

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Single Family	498	$141,679,218.54	60.82%	$284,496.42	6.398%	72.32%	700	50.50%
Pud	200	46,695,120.87	20.05	233,475.60	6.397	76.70	713	64.76
Condo	67	21,289,914.89	9.14	317,759.92	6.405	71.20	723	80.95
2 Family	53	17,456,743.82	7.49	329,372.52	6.567	68.18	696	46.61
3-4 Family	19	5,820,657.55	2.50	306,350.40	6.329	66.85	690	33.37
Total:	**837**	**$232,941,655.67**	**100.00%**	**$278,305.44**	**6.409%**	**72.64%**	**704**	**55.42%**

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Cashout Refinance	367	$109,059,636.08	46.82%	$297,165.22	6.397%	67.24%	689	43.39%
Purchase	395	101,337,221.67	43.50	256,549.93	6.461	79.34	719	64.39
Rate/Term Refinance	75	22,544,797.92	9.68	300,597.31	6.233	68.71	712	73.27
Total:	**837**	**$232,941,655.67**	**100.00%**	**$278,305.44**	**6.409%**	**72.64%**	**704**	**55.42%**

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Stated Income, Verified Asset	256	$77,857,287.17	33.42%	$304,130.03	6.437%	75.24%	713	62.19%
Full Doc	182	52,438,277.43	22.51	288,122.40	6.292	77.00	715	67.28
Stated Income, Stated Asset	166	46,013,356.61	19.75	277,188.90	6.486	72.90	687	34.31
No Income, No Asset	158	38,909,354.23	16.70	246,261.74	6.378	60.64	700	53.28
No Ratio	75	17,723,380.23	7.61	236,311.74	6.505	74.05	689	50.13
Total:	**837**	**$232,941,655.67**	**100.00%**	**$278,305.44**	**6.409%**	**72.64%**	**704**	**55.42%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – GROUP II MORTGAGE LOANS *(continued)*

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
15Y Fixed Amort	26	$5,486,123.88	2.36%	$211,004.76	6.247%	67.94%	674	N/A
20Y Fixed Amort	8	1,406,451.78	0.60	175,806.47	6.369	62.97	693	N/A
30Y Fixed Amort	390	96,269,379.01	41.33	246,844.56	6.473	72.23	698	N/A
30Y Fixed Amort (IO)	412	129,099,701.00	55.42	313,348.79	6.368	73.23	711	100.00
Fix Balloon (40 Yr A	1	680,000.00	0.29	680,000.00	6.625	79.53	632	N/A
Total:	**837**	**$232,941,655.67**	**100.00%**	**$278,305.44**	**6.409%**	**72.64%**	**704**	**55.42%**

Index Type of Mortgage Loans

Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Fixed	837	$232,941,655.67	100.00%	$278,305.44	6.409%	72.64%	704	55.42%
Total:	**837**	**$232,941,655.67**	**100.00%**	**$278,305.44**	**6.409%**	**72.64%**	**704**	**55.42%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell o r buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – GROUP II MORTGAGE LOANS *(continued)*

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
California	279	$95,063,950.86	40.81%	$340,731.01	6.268%	68.83%	706	61.21%
Georgia	187	41,093,641.04	17.64	219,752.09	6.347	77.50	718	71.29
New York	84	28,932,642.24	12.42	344,436.22	6.551	73.60	683	37.18
New Jersey	76	21,552,783.17	9.25	283,589.25	6.501	70.63	699	43.72
Florida	39	10,622,936.29	4.56	272,382.98	6.717	71.26	724	64.78
Massachusetts	12	4,577,371.97	1.97	381,447.66	6.374	66.19	707	51.82
Pennsylvania	21	3,769,210.47	1.62	179,486.21	6.458	73.09	688	36.37
Washington	13	3,048,064.61	1.31	234,466.51	6.469	83.13	729	82.29
North Carolina	11	2,664,942.94	1.14	242,267.54	6.911	80.36	684	21.02
Colorado	13	2,628,620.63	1.13	202,201.59	6.762	88.18	706	58.86
Connecticut	10	1,982,468.62	0.85	198,246.86	6.544	80.56	695	N/A
Texas	13	1,893,044.27	0.81	145,618.79	6.815	82.26	693	N/A
Michigan	9	1,816,369.10	0.78	201,818.79	6.588	79.60	708	38.71
Virginia	5	1,568,516.82	0.67	313,703.36	6.506	80.00	687	52.53
Alabama	4	1,465,536.10	0.63	366,384.03	6.381	75.71	679	30.68
Nevada	6	1,468,024.75	0.63	244,670.79	6.319	73.45	712	50.92
Oregon	7	1,454,172.96	0.62	207,738.99	6.408	76.53	708	74.67
Maryland	6	1,335,052.64	0.57	222,508.77	6.539	73.02	694	N/A
Arizona	8	1,299,260.24	0.56	162,407.53	6.740	82.11	699	57.13
Tennessee	7	798,063.26	0.34	114,009.04	7.354	85.91	661	50.95
South Carolina	5	630,104.75	0.27	126,020.95	7.385	93.65	734	39.62
New Mexico	5	614,261.99	0.26	122,852.40	6.243	76.11	695	68.40
Utah	4	551,364.74	0.24	137,841.19	6.523	78.16	715	35.33
Delaware	2	525,771.49	0.23	262,885.75	6.332	76.05	774	N/A
Indiana	3	496,119.67	0.21	165,373.22	7.407	91.68	734	N/A
Ohio	4	392,406.21	0.17	98,101.55	7.230	75.52	724	36.70
Maine	1	245,000.00	0.11	245,000.00	6.250	76.56	639	N/A
Illinois	2	226,753.84	0.10	113,376.92	6.889	82.77	619	N/A
Missouri	1	225,200.00	0.10	225,200.00	6.750	80.00	671	100.00
Total:	**837**	**$232,941,655.67**	**100.00%**	**$278,305.44**	**6.409%**	**72.64%**	**704**	**55.42%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – GROUP II MORTGAGE LOANS *(continued)*

Original Prepayment Penalty Term

Original Prepayment Penalty Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
No Penalty	205	$58,097,033.12	24.94%	$283,400.16	6.515%	71.56%	704	51.17%
12	102	31,939,807.07	13.71	313,135.36	6.537	73.62	692	31.98
24	70	16,878,654.33	7.25	241,123.63	6.586	76.13	696	51.25
36	393	103,463,192.81	44.42	263,265.12	6.328	72.58	704	60.04
60	67	22,562,968.34	9.69	336,760.72	6.200	71.74	729	81.47
Total:	**837**	**$232,941,655.67**	**100.00%**	**$278,305.44**	**6.409%**	**72.64%**	**704**	**55.42%**

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Not Available	1	$208,297.35	0.09%	$208,297.35	6.125%	50.00%	N/A	N/A
576 - 600	10	2,059,297.81	0.88	205,929.78	6.882	72.94	592	13.40
601 - 625	38	9,678,023.98	4.15	254,684.84	6.600	69.65	617	21.11
626 - 650	88	21,775,601.31	9.35	247,450.01	6.595	69.21	638	52.96
651 - 675	148	37,472,317.84	16.09	253,191.34	6.485	73.88	663	45.44
676 - 700	150	40,902,906.45	17.56	272,686.04	6.458	74.70	687	52.99
701 - 725	135	38,784,331.51	16.65	287,291.34	6.380	73.98	712	64.75
726 - 750	112	34,948,368.81	15.00	312,039.01	6.299	71.62	737	65.30
751 - 775	89	26,270,498.13	11.28	295,174.14	6.292	72.12	762	68.26
776 - 800	50	15,754,826.34	6.76	315,096.53	6.211	70.31	788	46.41
801 - 825	16	5,087,186.14	2.18	317,949.13	6.332	74.97	809	66.13
Total:	**837**	**$232,941,655.67**	**100.00%**	**$278,305.44**	**6.409%**	**72.64%**	**704**	**55.42%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Term Sheet | **Public Offering** | **Date Prepared: November 8, 2005**


Opteum
FINANCIAL SERVICES


SEC MAIL PROCESSING
RECEIVED
DEC 0 1 2005
WASH. D.C. 185 SECTION

Opteum Mortgage Acceptance Corporation,
Asset-Backed Pass-Through Certificates,
Series 2005-5*

Approximate Total Offered Size: $978,274,000

Opteum Financial Services, LLC
Seller and Servicer
Wells Fargo Bank, N.A.
Master Servicer and Securities Administrator
Opteum Mortgage Acceptance Corporation
Depositor

Tranche	Amount(1)	Int. Type / Class	Coupons	Ratings (S&P/Moody's)	WAL (Call/Mat)(2)
Class I-APT	$207,658,000	Floating Rate / Super Senior Pass Through	1m Libor + []%	[AAA]/Aaa	3.09/3.29
Class I-A1A	$165,385,000	Floating Rate / Super Senior Sequential	1m Libor + []%	[AAA]/Aaa	1.00/1.00
Class I-A1B	$39,829,000	Floating Rate / Super Senior Sequential	1m Libor + []%	[AAA]/Aaa	2.00/2.00
Class I-A1C	$115,544,000	Floating Rate / Super Senior Sequential	1m Libor + []%	[AAA]/Aaa	3.25/3.25
Class I-A1D	$94,555,000	Floating Rate / Super Senior Sequential	1m Libor + []%	[AAA]/Aaa	7.00/7.87
Class I-A2	$69,218,000	Floating Rate / Senior Support	1m Libor + []%	[AAA]/Aaa	3.09/3.29
Class II-A1	$212,093,000	Fixed Rate Senior	[6.04] %	[AAA]/Aaa	4.10/4.77
Class M-1	$16,884,000	Floating Rate / Mezz	1m Libor + []%	[AA+]/Aa1	5.69/6.37
Class M-2	$12,911,000	Floating Rate / Mezz	1m Libor + []%	[AA]/Aa2	5.69/6.19
Class M-3	$9,435,000	Floating Rate / Mezz	1m Libor + []%	[AA-]/Aa3	5.68/6.10
Class M-4	$7,449,000	Floating Rate / Mezz	1m Libor + []%	[A+]/A1	5.68/6.03
Class M-5	$6,456,000	Floating Rate / Mezz	1m Libor + []%	[A]/A2	5.68/5.96
Class M-6	$5,959,000	Floating Rate / Mezz	1m Libor + []%	[A]-/A3	5.68/5.87
Class M-7	$4,966,000	Floating Rate / Mezz	1m Libor +[]%	[BBB+]/Baa1	5.68/5.75
Class M-8	$4,966,000	Floating Rate / Mezz	1m Libor +[]%	[BBB]/Baa2	5.59/5.59
Class M-9	$4,966,000	Floating Rate / Mezz	1m Libor +[]%	[BBB-]/Baa3	5.34/5.34
Non-Offered Certificates					
Class M-10	$6,455,000	Floating Rate / Mezz	1m Libor +[]%	[BB]/Ba2	4.79/4.79

(1) Certificate sizes are subject to change (+/- 5%).
(2) Calculated based on the Pricing Speed
*All numbers are preliminary and subject to change.

Transaction Overview:

Lead Manager: Citigroup Global Markets Inc.
Co-Manager: UBS Investment Bank
Trustee: HSBC Bank USA
Trust Administrator: Wells Fargo Bank, N.A.

Rating Agencies: S&P / Moody's
Expected Pricing Date: November 9, 2005
Expected Settlement Date: November 22, 2005

For Further Information:

Mortgage Finance	MBS Trading	MBS Structuring
Joel Katz (212) 723-6508	Jim De Mare (212) 723-6325	Shekhar Shah (212) 723-5386
Perry DeFelice Jr. (212) 723-1153	Matthew Cherwin (212) 723-6325	Neil Aggarwal (212) 723-6420

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Kathryn Ebner (212) 723-6879	Eliot Rubenzahl (212) 723-6325	

Structure Summary

Title of Securities:	Opteum Mortgage Acceptance Corporation, Asset-Backed Pass-Through Certificates, Series 2005-5.
Offered Certificates:	Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates.
Non-Offered Certificates:	Class M-10, Class C, Class P and Class R Certificates.
Class A Certificates:	Class I-APT, I-A1A, Class I-A1B, Class I-A1C, Class I-A1D, Class I-A2, and Class II-A1 Certificates.
Class I-A Certificates:	Class I-APT, I-A1A, Class I-A1B, Class I-A1C, Class I-A1D and Class I-A2 Certificates.
Class I-A1 Certificates:	Class I-A1A, Class I-A1B, Class I-A1C and Class I-A1D Certificates.
Class M Certificates:	Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates.
Seller and Servicer:	Opteum Financial Services, LLC. On November 3, 2005, the Seller was acquired by Bimini Mortgage Management, Inc.
Master Servicer:	Wells Fargo Bank, N.A.
Servicer:	Cenlar FSB.
Depositor:	Opteum Mortgage Acceptance Corporation.
Trustee:	HSBC Bank USA, National Association.
Securities Administrator:	Wells Fargo Bank, N.A.
Swap Provider:	[TBD]
LPMI Policy Providers:	PMI Mortgage Insurance Company and United Guaranty
Closing Date:	On or about November 22, 2005.
Distribution Dates:	25th of each month, or if such day is not a business day, the next succeeding business day, commencing December 27, 2005.
Cut-off Date:	November 1, 2005.
Record Date:	For the Offered Certificates the business day preceding the Distribution Date.
Servicing Fee:	The Servicing Fee for the fixed rate Mortgage Loans will be 0.250% per annum and the Servicing Fee for the adjustable rate Mortgage Loans will be 0.375% per annum, provided that for any adjustable rate Mortgage Loan that has an initial period during which its interest rate is fixed the Servicing Fee will equal 0.250% per annum during the initial fixed rate period. On and after the first interest rate adjustment date, for any such Mortgage Loan, the Servicing Fee will equal 0.375% per annum.
Administrative Fees:	The related Servicing Fees, and the fee payable for those loans which are covered under the Mortgage Insurance Policy.
Denomination:	$100,000 and multiples of $1 in excess thereof.
SMMEA Eligibility:	The Offered Certificates will not be SMMEA eligible.
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible, except that prior to termination of the Supplemental Interest Trust, which receives payments under the swap, plans may only purchase the Offered Certificates using an investor-based exception.
Tax Status:	One or more REMIC elections will be made with respect to the Trust.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Structure Summary (continued)

Interest Payment Delay: The Class I-A and Class M Certificates have a 0 day delay. The Class II-A1 Certificates have a 24 day delay.

Day Count: The Class I-A and Class M Certificates are Actual/360. The Class II-A1 Certificates are 30/360.

Accrued Interest: 0 days for the Class I-A and Class M Certificates, which will settle flat. The Class II-A1 Certificates will settle with 24 days of Accrued Interest.

Group I Mortgage Loans: The Group I Mortgage Loans will consist of fixed and adjustable rate closed-end mortgage loans, which accrue interest on a 30/360 basis and are secured by first lien mortgages on one-to four-family properties with an aggregate principal balance as of the Cut-off Date of approximately $760,230,192.53. There will be approximately 386 fixed rate Mortgage Loans with an aggregate principal balance as of the Cut-off Date of approximately $150,836,301.33 and approximately 2,047 adjustable rate Mortgage Loans (most of which will have an initial fixed rate period) with an aggregate principal balance as of the Cut-off Date of approximately $609,393,891.20

Group II Mortgage Loans: The Group II Mortgage Loans will consist of approximately 837 fixed rate closed-end mortgage loans, which accrue interest on a 30/360 basis and are secured by first lien mortgages on one-to four-family properties with an aggregate principal balance as of the Cut-off Date of approximately $232,941,655.67.

Interest Accrual Period: For any Distribution Date will be the period commencing on the immediately preceding Distribution Date (or, in the case of the first such Interest Accrual Period, commencing on the Closing Date) and ending on the day immediately preceding such Distribution Date.

Structure: Floating-Rate Senior/Mezzanine/Overcollateralization Structure

Pricing Speed: 4% CPR growing to 18% CPR over 12 months for the fixed rate Mortgage Loans
4% CPR growing to 30% CPR over 12 months for the adjustable rate Mortgage Loans

Pass-Through Rate: The monthly Pass-Through Rate for the Class A and Class M Certificates on each Distribution Date will be the lesser of the related Net WAC Rate and the following:

Class	Prior to Optional Termination Date	On or After Optional Termination Date
Class I-APT	1ml + [_]	1ml + 2.0x [_]
Class I-A1A	1ml + [_]	1ml + 2.0x [_]
Class I-A1B	1ml + [_]	1ml + 2.0x [_]
Class I-A1C	1ml + [_]	1ml + 2.0x [_]
Class I-A1D	1ml + [_]	1ml + 2.0x [_]
Class I-A2	1ml + [_]	1ml + 2.0x [_]
Class II-A1	[6.04]%	[6.04]%
Class M-1	1ml + [_]	1ml + 1.5x [_]
Class M-2	1ml + [_]	1ml + 1.5x [_]
Class M-3	1ml + [_]	1ml + 1.5x [_]
Class M-4	1ml + [_]	1ml + 1.5x [_]
Class M-5	1ml + [_]	1ml + 1.5x [_]
Class M-6	1ml + [_]	1ml + 1.5x [_]
Class M-7	1ml + [_]	1ml + 1.5x [_]
Class M-8	1ml + [_]	1ml + 1.5x [_]
Class M-9	1ml +[_]	1ml + 1.5x [_]
Class M-10	1ml + [_]	1ml + 1.5x [_]

Class I-A Net WAC Rate The weighted average of the Mortgage Rates on the Group I Mortgage Loans as of the beginning of the related mortgage due period minus the aggregate Administrative Fees and adjusted for any net swap payments out of the trust. The Class I-A Net WAC Rate is subject to an adjustment based on the actual number of days that have elapsed in the Interest Accrual Period.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Class II-A Net WAC Rate

The weighted average of the Mortgage Rates on the Group II Mortgage Loans as of the beginning of the related mortgage due period minus the aggregate Administrative Fees.

Class M Net WAC Rate

An amount equal to (x)

- (i) the Class I-A Net WAC Rate times
 - (a) the balance of the Group I Mortgage Loans minus
 - (b) the aggregate certificate principal balance of the Class I-A Certificates, plus
- (ii) the Class II-A Net WAC Rate times
 - (a) the balance of the Group II Mortgage Loans, minus
 - (b) the aggregate certificate principal balance of the Class II-A1 Certificates

divided by the sum of (y)

- (i) the balance of the Group I Mortgage Loans minus the aggregate certificate principal balance of the Class I-A Certificates, and
- (ii) the balance of the Group II Mortgage Loans, minus the aggregate certificate principal balance of the Class II-A1 Certificates

The Class II-A Net WAC Rate is subject to an adjustment based on the actual number of days that have elapsed in the Interest Accrual Period for purposes of calculating the Class M Net WAC Rate only.

Interest Distributions on the Class A Certificates and Class M Certificates

On each Distribution Date the Securities Administrator shall withdraw from the Certificate Account that portion of the Available Distribution Amount for such Distribution Date consisting of the Interest Remittance Amount for such Distribution Date, and shall pay such amount in the following amounts and order of priority:

- (i) first, to each class of Class A Certificates, from their respective groups, the accrued interest thereon and any Interest Carry Forward Amount for that class, concurrently on a pro rata basis based on the respective amounts of interest accrued up to the related Pass-through Rate on such class of Class A Certificates for such Distribution Date; and
- (ii) second, sequentially to the holders of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates, in that order, the accrued interest up to the Pass-through Rate for that class for such Distribution Date.

Principal Payments for Class A Certificates:

Prior to the Stepdown Date, the Class A Certificates will receive all principal collected on the related mortgage loans unless the Class A Certificates are paid to zero.

On or after the Stepdown Date and assuming no Trigger Event is in effect, principal paid to the Class A Certificates will be an amount such that the Class A Certificates will have approximately 17.90% of the current balance of the mortgage loans as credit enhancement (which is approximately 2x the initial Senior Enhancement Percentage).

Principal Payments for Class M Certificates:

The Class M Certificates will receive no principal payments before the Stepdown Date, unless the Class A Certificates are paid to zero. On or after the Stepdown Date and assuming no Trigger Event is in effect, principal will be shared among the Class M Certificates to maintain, in each case, approximately 2x their respective initial credit support.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Structure Summary (continued)

Optional Termination: The Servicer will have the right to purchase all of the Mortgage Loans and REO properties in the mortgage pool once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Interest Carry Forward Amount: For any Distribution Date and a class of Class A or Class M Certificates, the sum of:

(x) the excess, if any, of the interest accrued at the related Pass-Through Rate and any Interest Carry Forward Amount for the prior Distribution Date, over the amount in respect of interest actually distributed on each class on such prior Distribution Date and

(y) interest on such excess at the applicable Pass-Through Rate.

Basis Risk Shortfall Carry-Forward Amount: For any Distribution Date and a class of Class A or Class M Certificates the sum of, (i) the excess of (a) the amount of interest such class would have accrued for such Distribution Date had the applicable Pass-Through Rate not been subject to the related Net WAC Rate, over (b) the amount of interest such class of Certificates accrued for such Distribution Date if the Pass-Through Rate for such Distribution Date is limited to the related Net WAC Rate, (ii) the unpaid portion of any such amounts from the prior Distribution Date and (iii) accrued interest on the amounts described in clause (ii) at the then applicable Pass-Through Rate. The ratings on each class of Certificates do not address the likelihood of the payment of any Basis Risk Shortfall Carry-Forward Amount.

Excess Interest: Interest generated on the Mortgage Loans is expected to be more than the interest required to be distributed on the Class A and Class M Certificates and make net swap payments to the swap provider, resulting in Excess Interest. Excess Interest to the extent it is not used for other required purposes, including to cover interest shortfalls on the Offered Certificates or to fund any Overcollateralization Increase Amount, will be distributable to the Class C Certificates.

Senior Enhancement Percentage: For any Distribution Date is the percentage obtained by dividing

(x) the sum of:

- (i) the aggregate Certificate Principal Balance of the Class M Certificates, before taking into account the distribution of the Principal Distribution Amount on such Distribution Date, and
- (ii) the Overcollateralization Amount, after taking into account the distribution of the Principal Remittance Amount on such Distribution Date by

(y) the outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period.

Principal Remittance Amount: With respect to any Distribution Date, the amount equal to the sum (net of certain amounts, including amounts reimbursable therefrom to the Master Servicer and the Servicer) of the following amounts with respect to the related Mortgage Loans and the immediately preceding Due Period: (i) each scheduled payment of principal on a mortgage loan due during the related Due Period if received or advanced, (ii) all unscheduled collections including full and partial principal prepayments received during the previous calendar month, and (iii) the principal portion of all proceeds received with respect to the repurchase of Mortgage Loans during the preceding calendar month.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Structure Summary (continued)

Principal Distribution Amount: On any Distribution Date, the lesser of (i) the outstanding principal balance of the Class A and Class M Certificates and (ii) the sum of (A) the Principal Remittance Amount minus any net swap payments or swap termination payment due to the Swap Counterparty remaining unpaid (after application of interest collections used for this purpose on such Distribution Date) and (B) any Excess Interest or net swap payments or swap termination payment due to the Trust allocable to principal in order to build or maintain the Overcollateralization Target Amount less any Overcollateralization Release Amount.

Class I-A Principal Distribution Amount: With respect to any Distribution Date prior to the Stepdown Date or on which a Trigger Event is in effect, 100% of the principal received on the Group I Mortgage Loans plus its prorata share of any excess interest or net swap payments allocable to principal in order to build or maintain the Overcollateralization Target Amount. With respect to any Distribution Date on or after the Stepdown Date and on which a Trigger Event is not in effect, an amount equal to the excess of (i) the outstanding certificate principal balance of the Class I-A Certificates over (ii) the lesser of (a) approximately 82.10% of the outstanding principal balance of the Group I Mortgage Loans as of the last day of the related Due Period and (b) the outstanding principal balance of the Group I Mortgage Loans as of the last day of the related Due Period minus 0.50% of the aggregate principal balance of the Group I Mortgage Loans as of the cut-off date.

All distributions of principal to the Class I-A Certificates on any Distribution Date will be allocated to the Class I-A1, Class I-A2 and Class I-APT Certificates on a pro rata basis based on the aggregate Certificate Principal Balance of the Certificates immediately prior to such Distribution Date. Any distributions of principal allocated to the Class I-A1 Certificates will be distributed first to the Class I-A1A Certificates until the Certificate Principal Balance of the Class I-A1A Certificates has been reduced to zero, second to the Class I-A1B Certificates until the Certificate Principal Balance of the Class I-A1B Certificates has been reduced to zero, third to the Class I-A1C Certificates until the Certificate Principal Balance of the Class I-A1C Certificates has been reduced to zero, and fourth to the Class I-A1D Certificates until the Certificate Principal Balance of the Class I-A1D Certificates has been reduced to zero. However, on any Distribution Date on or after which the aggregate Certificate Principal Balance of the Class M Certificates and Class C Certificates have been reduced to zero, principal will be allocated to the Class I-A1 Certificates on a pro-rata basis.

Class II-A1 Principal Distribution Amount With respect to any Distribution Date prior to the Stepdown Date or on which a Trigger Event is in effect, 100% of the principal received on the Group II Mortgage Loans plus its prorata share of any excess interest or net swap payments allocable to principal in order to build or maintain the Overcollateralization Target Amount. With respect to any Distribution Date on or after the Stepdown Date and on which a Trigger Event is not in effect, an amount equal to the excess of (i) the outstanding certificate principal balance of the Class II-A1 Certificates over (ii) the lesser of (a) approximately 82.10% of the outstanding principal balance of the Group II Mortgage Loans as of the last day of the related Due Period and (b) the outstanding principal balance of the Group II Mortgage Loans as of the last day of the related Due Period minus 0.50% of the aggregate principal balance of the Group II Mortgage Loans as of the cut-off date.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Structure Summary (continued)

Class M Principal Distribution Amount:

The Class M Certificates will not receive any principal payments until the Stepdown Date unless the Class A Certificates are paid to zero. In such case, the Class M Certificates will receive the remaining Principal Distribution Amount, sequentially in order of seniority until the certificate principal balance of each such class is reduced to zero. On or after the Stepdown Date (provided no Trigger Event is in effect), principal will be paid on the Class M Certificates, as follows:

(i) First, to the Class M-1 Certificates until approximately a 14.50% Credit Enhancement Percentage is reached (based on 2x the Class M-1 Initial Credit Enhancement Percentage),

(ii) Then to the Class M-2 Certificates until approximately a 11.90% Credit Enhancement Percentage is reached (based on 2x the Class M-2 Initial Credit Enhancement Percentage),

(iii) Then to the Class M-3 Certificates, until approximately a 10.00% Credit Enhancement Percentage is reached (based on 2x the Class M-3 Initial Credit Enhancement Percentage),

(iv) Then to the Class M-4 Certificates, until approximately a 8.50% Credit Enhancement Percentage is reached (based on 2x the Class M-4 Initial Credit Enhancement Percentage),

(v) Then to the Class M-5 Certificates, until approximately a 7.20% Credit Enhancement Percentage is reached (based on 2x the Class M-5 Initial Credit Enhancement Percentage),

(vi) Then to the Class M-6 Certificates, until approximately a 6.00% Credit Enhancement Percentage is reached (based on 2x the Class M-6 Initial Credit Enhancement Percentage),

(vii) Then to the Class M-7 Certificates, until approximately a 5.00% Credit Enhancement Percentage is reached (based on 2x the Class M-7 Initial Credit Enhancement Percentage),

(viii) Then to the Class M-8 Certificates, until approximately a 4.00% Credit Enhancement Percentage is reached (based on 2x the Class M-8 Initial Credit Enhancement Percentage),

(ix) Then to the Class M-9 Certificates, until approximately a 3.00% Credit Enhancement Percentage is reached (based on 2x the Class M-9 Initial Credit Enhancement Percentage),

(x) Then to the Class M-10 Certificates, until approximately a 1.70% Credit Enhancement Percentage is reached (based on 2x the Class M-10 Initial Credit Enhancement Percentage),

On or after the Stepdown Date, if a Trigger Event is in effect, the Principal Distribution Amount will be paid sequentially first to the Class A Certificates, as described on the prior page, and then to the Class M Certificates in their order of seniority until the Certificate Principal Balance of each such class is reduced to zero.

Credit Enhancement Percentage is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of each class of Certificates with a lower distribution priority by (y) the aggregate principal balance of the Mortgage Loans.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Structure Summary

Credit Enhancement:

Credit Enhancement will be provided by:

- Monthly Excess Interest
- Overcollateralization
- Subordination
 - Class A Certificates are senior to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates
 - Class M Certificates with a higher numerical designation are subordinate to those Class M Certificates with a lower numerical designation

Initial Credit Support*		On or After Stepdown Date**	
Class	Percentage	Class	Percentage
Class A***	8.95%	Class A	17.90%
Class M-1	7.25%	Class M-1	14.50%
Class M-2	5.95%	Class M-2	11.90%
Class M-3	5.00%	Class M-3	10.00%
Class M-4	4.25%	Class M-4	8.50%
Class M-5	3.60%	Class M-5	7.20%
Class M-6	3.00%	Class M-6	6.00%
Class M-7	2.50%	Class M-7	5.00%
Class M-8	2.00%	Class M-8	4.00%
Class M-9	1.50%	Class M-9	3.00%
Class M-10	0.85%	Class M-10	1.70%

**Approximate.*
***Targeted.*
****The Class I-APT,Class I-A1A, Class I-A1B, Class I-A1C and Class I-A1D Certificates will have additional credit support provided by the Class I-A2 Certificates.*

Overcollateralization Amount:

With respect to any Distribution Date, the outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period less the aggregate Certificate Principal Balance of the Class A and Class M Certificates (after taking into account all distributions of principal on such Distribution Date).

Overcollateralization Increase Amount:

As of any Distribution Date, the excess, if any, of:

(x) the Overcollateralization Target Amount for such Distribution Date, over

(y) the Overcollateralization Amount for such Distribution Date, calculated for this purpose after taking into account the reduction on such Distribution Date of the Certificate Principal Balances of all classes of Certificates from distributions of the Principal Remittance Amount, but prior to taking into account any Applied Realized Loss Amounts on such Distribution Date.

Overcollateralization Target Amount:

As of any Distribution Date prior to the Stepdown Date, the Overcollateralization Target Amount is an amount equal to approximately 0.85% of the principal balance of the Mortgage Loans as of the Cut-off Date. On or after the Stepdown Date, provided a Trigger Event is not in effect, the Overcollateralization Target Amount is the greater of (x) 1.70% of the then current aggregate outstanding principal balance of the Mortgage Loans and (y) 0.50% of the principal balance of the Mortgage Loans as of the Cut-off Date. On or after the Stepdown Date, if a Trigger Event is in effect, the Overcollateralization Target Amount is the Overcollateralization Target Amount for the immediately preceding Distribution Date.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any stra tegy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell o r buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required , a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Structure Summary

Overcollateralization Release Amount: As of any Distribution Date, the lesser of (a) the Principal Remittance Amount and (b) the excess, if any, of:

(x) the Overcollateralization Amount for such Distribution Date, calculated for this purpose after taking into account the reduction on such Distribution Date of the Certificate Principal Balances of all classes of Certificates from distributions of the Principal Remittance Amount, but prior to taking into account any Applied Realized Loss Amounts on such Distribution Date, over

(y) the Overcollateralization Target Amount for such Distribution Date.

Stepdown Date: The later to occur of:

- (i) the Distribution Date in December 2008 and
- (ii) the first Distribution Date on which the Senior Enhancement Percentage equals or exceeds approximately 17.90%

Trigger Event: On a Distribution Date, a Trigger Event will have occurred if:

(i) the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the initial Pool Balance exceeds the applicable percentages set forth below with respect to such Distribution Date, or

Distribution Date	Percentage
December 2005 to November 2008	N/A
December 2008 to November 2009	[0.85%]
December 2009 to November 2010	[1.30%]
December 2010 to November 2011	[1.70%]
December 2011and thereafter	[2.00%]

(ii) If the six-month rolling average of 60+ Day Delinquent Loans equals or exceeds [35%] of the Senior Enhancement Percentage.

Allocation of Losses: Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date, first, to net monthly excess cashflow, second, to the Class C Certificates by a reduction in the Overcollateralization Amount, third, to the Class M-10 Certificates, fourth, to the Class M-9 Certificates, fifth, to the Class M-8 Certificates, sixth, to the Class M-7 Certificates, seventh, to the Class M-6 Certificates, eighth, to the Class M-5 Certificates, ninth, to the Class M-4 Certificates, tenth, to the Class M-3 Certificates, eleventh, to the Class M-2 Certificates and twelfth, to the Class M-1 Certifcates.

After the aggregate Certificate Principal Balance of the Class M Certificates is reduced to zero any additional losses will reduce the principal and interest payments allocable to the related Class A certificates. Any such reduction in principal and interest payments related to the Class I-A1A, Class I-A1B, Class I-A1C, Class I-A1D or Class I-APT Certificates will be allocated to the Class I-A2 Certificates until the balance of the Class I-A2 Certificates has been reduced to zero.

Investors in the Class I-APT, Class I-A1A, Class I-A1B, Class I-A1C, Class I-A1D and Class II-A1 Certificates should note, however, that although Realized Losses will not reduce the Certificate Principal Balance of such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of such Certificates all principal and interest amounts to which they are then entitled. Once Realized Losses are allocated to the Class I-A2 Certificates and Class M Certificates, such amounts with respect to such Certificates will no longer accrue interest. However, the amount of any Realized Losses allocated to the Class I-A2 Certificates and Class M Certificates may be distributed to the holders of those certificates from Excess Interest and Net Swap Payments to the trust (the " Applied Realized Loss Amount"), sequentially.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Structure Summary

Advances: The Servicer is required to advance scheduled principal and interest (net of the Servicing Fee) for any delinquent Mortgage Loan. However, the Servicer will make an advance only if it determines that the advance will be recoverable from future payments or collections on that mortgage loan. If the Servicer fails to make any such advance, the Master Servicer will advance any remaining amounts of scheduled principal and interest for any delinquent Mortgage Loan. The Servicer and Master Servicer, as applicable, are entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.

Prepayment Interest Shortfall: With respect to any Distribution Date, the aggregate shortfall, if any, in collections of interest resulting from mortgagor prepayments during the preceding calendar month.

Compensating Interest: The Servicer is obligated to offset any Prepayment Interest Shortfall on any Distribution Date with Compensating Interest to the extent of its Servicing Fee for such Distribution Date.

Swap Agreement: On the Closing Date, the Supplemental Interest Trust will enter into a Swap Agreement with [TBD] (the "Swap Counterparty") for the benefit of the Class A and Class M Certificates. The Swap Agreement will have an initial notional amount of approximately $751,674,473. Under the Swap Agreement, on each Distribution Date until the swap is retired (i) the Supplemental Interest Trust shall be obligated to pay the Swap Counterparty an amount equal to [5.05]% per annum on a notional balance equal to the lesser of a (a) the swap notional amount for such Distribution Date set forth in the schedule below and (b) the aggregate principal balance of the Group I Mortgage Loans at the beginning of the related calculation period (such lesser amount, the "Notional Balance") and (ii) the Supplemental Interest Trust will be entitled to receive from the Swap Counterparty an amount equal to One-Month LIBOR (as determined pursuant to the Swap Agreement) on the Notional Balance, in each case accrued during the related swap accrual period ([33]days in the case of the first accrual period). On each such Distribution Date, only the net amount of the two obligations above (the "Net Swap Payment") will be paid by the appropriate party. On each Distribution Date on which the Supplemental Interest Trust is required to make a Net Swap Payment to the Swap Counterparty, the trust will be obligated to make a payment to the Supplemental Interest Trust in the same amount, which payment shall be paid prior to all distributions to Certificateholders.

Upon early termination of the Swap Agreement, the Supplemental Interest Trust or the Swap Counterparty may be liable to make termination payment (the "Swap Termination Payment") to the other party, regardless of which party caused the termination. The Swap Termination Payment will be computed in accordance with the procedures set forth in the Swap Agreement. In the event that the Swap Administrator is require to make a Swap Termination Payment to the Swap Counterparty, the trust will be obligated to make a payment to the Swap Administrator in the same amount. If the Swap Termination Payment is not due to a Swap Provider Trigger Event, the trust's payment will be paid on the related Distribution Date, and on any subsequent Distribution Dates until paid in full, prior to all distributions to Certificateholders. If the Swap Termination Payment is due to a Swap Provider Trigger Event, such payment will be made subordinate to distributions to all Certificates other than the Class C Certificates.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Swap Agreement Notional Balance Schedule

Period	Notional Balance ($)	Period	Notional Balance ($)	Period	Notional Balance ($)
1	751,674,472.53	37	122,714,925.16	73	24,163,389.24
2	744,271,527.27	38	118,125,897.26	74	23,503,737.04
3	734,681,632.08	39	113,722,984.01	75	22,862,175.25
4	722,904,328.55	40	109,498,122.22	76	22,238,200.06
5	708,957,501.08	41	105,443,614.68	77	21,631,322.17
6	692,878,213.61	42	101,552,112.93	78	21,041,066.27
7	674,723,341.52	43	97,816,601.20	79	20,466,970.70
8	654,571,312.21	44	94,230,380.70	80	19,908,586.99
9	632,521,639.32	45	90,787,054.87	81	19,365,479.46
10	608,744,494.87	46	87,480,515.43	82	18,760,295.15
11	583,552,985.21	47	84,304,928.78	83	18,113,166.18
12	557,947,160.78	48	81,254,723.36	84	17,623,632.22
13	533,500,088.10	49	78,324,577.38	85	17,147,253.97
14	510,170,577.09	50	75,509,407.39	86	16,683,678.52
15	487,906,151.98	51	72,804,357.01	87	16,232,562.44
16	466,656,840.30	52	70,204,786.63	88	15,793,571.57
17	446,375,052.54	53	67,706,263.26	89	15,366,380.71
18	427,015,467.44	54	65,304,550.96	90	14,950,673.44
19	408,534,922.81	55	62,995,601.82	91	14,546,141.79
20	390,892,353.78	56	60,775,547.28	92	14,152,486.11
21	374,048,563.84	57	58,640,693.84	93	13,769,414.82
22	357,966,265.12	58	56,586,698.65	94	13,396,644.10
23	342,609,979.26	59	35,618,759.88	95	13,033,897.84
24	217,543,310.84	60	34,643,660.10	96	12,680,907.24
25	208,925,315.68	61	33,695,507.42	97	12,337,410.83
26	200,673,892.17	62	32,773,540.08	98	12,003,154.06
27	192,772,609.16	63	31,877,018.77	99	11,677,889.30
28	185,205,797.86	64	31,005,225.89	100	11,361,375.47
29	177,958,515.45	65	30,157,464.93	101	11,053,378.01
30	171,016,510.96	66	29,333,059.73	102	10,753,668.66
31	164,366,192.46	67	28,531,353.92	103	10,462,025.25
32	157,994,595.82	68	27,751,710.29	104	10,178,231.58
33	151,889,310.21	69	26,993,510.15		
34	146,038,588.83	70	26,256,152.84		
35	140,431,115.72	71	25,539,055.10		
36	127,498,514.89	72	24,841,650.56		

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Pursuant to the Supplemental Interest Trust, amounts paid by the trust to the Supplemental Interest Trust will be distributed to the Swap Counterparty on each Distribution Date in the following order of priority:

1) to the Swap Counterparty, any Net Swap Payment owed to the Swap Counterparty under the Swap Agreement for such Distribution Date; and
2) to the Swap Counterparty, any Swap Termination Payment owed to the Swap Counterparty under the Swap Agreement.

Pursuant to the Supplemental Interest Trust, amounts paid by the Swap Counterparty to the Supplemental Interest Trust will be distributed on each Distribution Date in the following order of priority, in each case to the extent not covered by net monthly excess cashflow:

(i) to the holders of the Class I-A Certificates, on a pro rata basis, to pay accrued and unpaid interest to the extent unpaid from interest collections, but only to the extent of the interest portion of Realized Losses allocated to such Certificates on such Distribution Date;
(ii) distribution of additional principal to the certificates, until the required level of Overcollateralization Target Amount is reached, but only to the extent of the principal portion of Realized Losses for such Distribution Date or prior Distribution Dates;
(iii) to the holders of the Class M Certificates, in order of priority, to pay accrued and unpaid interest to the extent unpaid from interest collections, but only to the extent of the interest portion of Realized Losses allocated to such Certificates on such Distribution Date;
(iv) to pay the holder of the Class I-A2 Certificates and then to the Class M Certificates, in order of priority, the principal portion of any Realized Losses previously allocated thereto that remain unreimbursed;
(v) to pay, first to the Class I-A Certificates, on a pro rata basis based on the remaining Basis Risk Carry-Forward Amounts, any Basis Risk Shortfall Carry-Forward Amount, as applicable, for such Distribution Date and second, sequentially to the Class M Certificates, in order of priority, any Basis Risk Shortfall Carry-Forward Amount for such Distribution Date; and
(vi) to the parties named in the Pooling and Servicing Agreement, any remaining amounts.

Swap Provider Trigger Event: A "Swap Provider Trigger Event" shall mean: (i) an Event of Default under the Swap Agreement with respect to which the Swap Counterparty is a Defaulting Party (as defined in the Swap Agreement) or (ii) a Termination Event (including an Additional Termination Event) under the Swap Agreement with respect to which the Swap Provider is the sole Affected Party (as defined in the Swap Agreement).

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Sensitivity Analysis – To 10% Optional Termination

Percent of Pricing Speed	0%	50%	100%	150%	200%
Class I-A1PT					
Avg. Life (yrs)	20.96	5.96	3.09	2.00	1.40
Window (mo)	1 - 345	1 - 195	1 - 104	1 - 67	1 - 48
Expected Final Mat.	Aug-2034	Feb-2022	Jul-2014	Jun-2011	Nov-2009
Class I-A1A					
Avg. Life (yrs)	14.41	1.74	1.00	0.74	0.61
Window (mo)	1 - 240	1 - 40	1 - 21	1 - 15	1 - 12
Expected Final Mat.	Nov-2025	Mar-2009	Aug-2007	Feb-2007	Nov-2006
Class I-A1B					
Avg. Life (yrs)	20.97	3.84	2.00	1.38	1.08
Window (mo)	240 - 262	40 - 52	21 - 27	15 - 18	12 - 14
Expected Final Mat.	Sep-2027	Mar-2010	Feb-2008	May-2007	Jan-2007
Class I-A1C					
Avg. Life (yrs)	24.41	6.52	3.25	2.05	1.52
Window (mo)	262 - 322	52 - 114	27 - 56	18 - 32	14 - 23
Expected Final Mat.	Sep-2032	May-2015	Jul-2010	Jul-2008	Oct-2007
Class I-A1D					
Avg. Life (yrs)	28.19	13.56	7.00	4.38	2.75
Window (mo)	322 - 345	114 - 195	56 - 104	32 - 67	23 - 48
Expected Final Mat.	Aug-2034	Feb-2022	Jul-2014	Jun-2011	Nov-2009
Class I-A2					
Avg. Life (yrs)	20.96	5.96	3.09	2.00	1.40
Window (mo)	1 - 345	1 - 195	1 - 104	1 - 67	1 - 48
Expected Final Mat.	Aug-2034	Feb-2022	Jul-2014	Jun-2011	Nov-2009
Class II-A1					
Avg. Life (yrs)	19.99	7.63	4.10	2.74	2.02
Window (mo)	1 - 345	1 - 195	1 - 104	1 - 67	1 - 48
Expected Final Mat.	Aug-2034	Feb-2022	Jul-2014	Jun-2011	Nov-2009
Class M-1					
Avg. Life (yrs)	26.49	10.95	5.69	4.15	4.00
Window (mo)	273 - 345	66 - 195	38 - 104	41 - 67	47 - 48
Expected Final Mat.	Aug-2034	Feb-2022	Jul-2014	Jun-2011	Nov-2009

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Sensitivity Analysis – To 10% Optional Termination

Percent of Pricing Speed	0%	50%	100%	150%	200%
Class M-2					
Avg. Life (yrs)	26.49	10.95	5.69	4.09	3.81
Window (mo)	273 - 345	66 - 195	38 - 104	40 - 67	43 - 48
Expected Final Mat.	Aug-2034	Feb-2022	Jul-2014	Jun-2011	Nov-2009
Class M-3					
Avg. Life (yrs)	26.49	10.95	5.68	4.05	3.65
Window (mo)	273 - 345	66 - 195	37 - 104	39 - 67	42 - 48
Expected Final Mat.	Aug-2034	Feb-2022	Jul-2014	Jun-2011	Nov-2009
Class M-4					
Avg. Life (yrs)	26.49	10.95	5.68	4.04	3.56
Window (mo)	273 - 345	65 - 195	37 - 104	39 - 67	40 - 48
Expected Final Mat.	Aug-2034	Feb-2022	Jul-2014	Jun-2011	Nov-2009
Class M-5					
Avg. Life (yrs)	26.49	10.95	5.68	4.00	3.50
Window (mo)	273 - 345	65 - 195	37 - 104	38 - 67	40 - 48
Expected Final Mat.	Aug-2034	Feb-2022	Jul-2014	Jun-2011	Nov-2009
Class M-6					
Avg. Life (yrs)	26.49	10.95	5.68	4.00	3.46
Window (mo)	273 - 345	65 - 195	37 - 104	38 - 67	39 - 48
Expected Final Mat.	Aug-2034	Feb-2022	Jul-2014	Jun-2011	Nov-2009
Class M-7					
Avg. Life (yrs)	26.49	10.95	5.68	4.00	3.44
Window (mo)	273 - 345	65 - 195	37 - 104	38 - 67	39 - 48
Expected Final Mat.	Aug-2034	Feb-2022	Jul-2014	Jun-2011	Nov-2009
Class M-8					
Avg. Life (yrs)	26.46	10.80	5.59	3.91	3.35
Window (mo)	273 - 345	65 - 195	37 - 104	37 - 67	38 - 48
Expected Final Mat.	Aug-2034	Feb-2022	Jul-2014	Jun-2011	Nov-2009
Class M-9					
Avg. Life (yrs)	26.35	10.40	5.34	3.75	3.23
Window (mo)	273 - 341	65 - 178	37 - 94	37 - 60	38 - 43
Expected Final Mat.	Apr-2034	Sep-2020	Sep-2013	Nov-2010	Jun-2009

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Sensitivity Analysis – To Maturity

Percent of Pricing Speed	0%	50%	100%	150%	200%
Class I-A1PT					
Avg. Life (yrs)	21.01	6.26	3.29	2.13	1.48
Window (mo)	1 - 358	1 - 328	1 - 215	1 - 144	1 - 103
Expected Final Mat.	Sep-2035	Mar-2033	Oct-2023	Nov-2017	Jun-2014
Class I-A1A					
Avg. Life (yrs)	14.41	1.74	1.00	0.74	0.61
Window (mo)	1 - 240	1 - 40	1 - 21	1 - 15	1 - 12
Expected Final Mat.	Nov-2025	Mar-2009	Aug-2007	Feb-2007	Nov-2006
Class I-A1B					
Avg. Life (yrs)	20.97	3.84	2.00	1.38	1.08
Window (mo)	240 - 262	40 - 52	21 - 27	15 - 18	12 - 14
Expected Final Mat.	Sep-2027	Mar-2010	Feb-2008	May-2007	Jan-2007
Class I-A1C					
Avg. Life (yrs)	24.41	6.52	3.25	2.05	1.52
Window (mo)	262 - 322	52 - 114	27 - 56	18 - 32	14 - 23
Expected Final Mat.	Sep-2032	May-2015	Jul-2010	Jul-2008	Oct-2007
Class I-A1D					
Avg. Life (yrs)	28.42	14.88	7.87	4.95	3.11
Window (mo)	322 - 358	114 - 328	56 - 215	32 - 144	23 - 103
Expected Final Mat.	Sep-2035	Mar-2033	Oct-2023	Nov-2017	Jun-2014
Class I-A2					
Avg. Life (yrs)	21.01	6.26	3.29	2.13	1.48
Window (mo)	1 - 358	1 - 328	1 - 215	1 - 144	1 - 103
Expected Final Mat.	Sep-2035	Mar-2033	Oct-2023	Nov-2017	Jun-2014
Class II-A1					
Avg. Life (yrs)	20.04	8.38	4.77	3.23	2.39
Window (mo)	1 - 359	1 - 348	1 - 276	1 - 195	1 - 143
Expected Final Mat.	Oct-2035	Nov-2034	Nov-2028	Feb-2022	Oct-2017
Class M-1					
Avg. Life (yrs)	26.60	11.82	6.37	4.63	4.48
Window (mo)	273 - 355	66 - 308	38 - 201	41 - 136	47 - 99
Expected Final Mat.	Jun-2035	Jul-2031	Aug-2022	Mar-2017	Feb-2014

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell o r buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required , a Placement Memorandum Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Sensitivity Analysis – To Maturity

Percent of Pricing Speed	0%	50%	**100%**	150%	200%
Class M-2					
Avg. Life (yrs)	26.59	11.65	6.19	4.43	4.06
Window (mo)	273 - 354	66 - 270	38 - 161	40 - 107	43 - 77
Expected Final Mat.	May-2035	May-2028	Apr-2019	Oct-2014	Apr-2012
Class M-3					
Avg. Life (yrs)	26.58	11.56	6.10	4.33	3.85
Window (mo)	273 - 353	66 - 253	37 - 144	39 - 94	42 - 67
Expected Final Mat.	Apr-2035	Dec-2026	Nov-2017	Sep-2013	Jun-2011
Class M-4					
Avg. Life (yrs)	26.57	11.47	6.03	4.27	3.72
Window (mo)	273 - 352	65 - 242	37 - 136	39 - 88	40 - 63
Expected Final Mat.	Mar-2035	Jan-2026	Mar-2017	Mar-2013	Feb-2011
Class M-5					
Avg. Life (yrs)	26.56	11.36	5.96	4.18	3.63
Window (mo)	273 - 351	65 - 231	37 - 129	38 - 83	40 - 59
Expected Final Mat.	Feb-2035	Feb-2025	Aug-2016	Oct-2012	Oct-2010
Class M-6					
Avg. Life (yrs)	26.54	11.23	5.87	4.12	3.54
Window (mo)	273 - 349	65 - 220	37 - 121	38 - 78	39 - 55
Expected Final Mat.	Dec-2034	Mar-2024	Dec-2015	May-2012	Jun-2010
Class M-7					
Avg. Life (yrs)	26.51	11.05	5.75	4.04	3.47
Window (mo)	273 - 347	65 - 208	37 - 113	38 - 72	39 - 52
Expected Final Mat.	Oct-2034	Mar-2023	Apr-2015	Nov-2011	Mar-2010
Class M-8					
Avg. Life (yrs)	26.46	10.80	5.59	3.91	3.35
Window (mo)	273 - 345	65 - 195	37 - 104	37 - 67	38 - 48
Expected Final Mat.	Aug-2034	Feb-2022	Jul-2014	Jun-2011	Nov-2009
Class M-9					
Avg. Life (yrs)	26.35	10.40	5.34	3.75	3.23
Window (mo)	273 - 341	65 - 178	37 - 94	37 - 60	38 - 43
Expected Final Mat.	Apr-2034	Sep-2020	Sep-2013	Nov-2010	Jun-2009

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Available Funds Cap – Static Indices

Pd	Class A Group I AFC (%)	Class M AFC (%)	Pd	Class A Group I AFC (%)	Class M AFC (%)	Pd	Class A Group I AFC (%)	Class M AFC (%)
1	4.43	4.69	36	6.06	6.02	71	6.37	6.28
2	4.93	5.16	37	6.21	6.19	72	6.18	6.09
3	4.94	5.17	38	6.06	6.02	73	6.36	6.27
4	5.04	5.40	39	6.06	6.01	74	6.17	6.08
5	4.96	5.18	40	6.54	6.54	75	6.17	6.07
6	5.00	5.26	41	6.06	6.01	76	6.53	6.45
7	4.97	5.19	42	6.21	6.18	77	6.16	6.07
8	5.01	5.27	43	6.05	6.01	78	6.33	6.25
9	4.98	5.20	44	6.21	6.18	79	6.15	6.06
10	4.99	5.21	45	6.05	6.01	80	6.32	6.24
11	5.05	5.30	46	6.05	6.01	81	6.14	6.05
12	5.02	5.23	47	6.20	6.17	82	6.13	6.05
13	5.08	5.32	48	6.05	6.00	83	6.31	6.23
14	5.04	5.25	49	6.20	6.17	84	6.13	6.05
15	5.05	5.25	50	6.04	6.00	85	6.30	6.23
16	5.24	5.55	51	6.04	6.00	86	6.12	6.04
17	5.07	5.27	52	6.54	6.54	87	6.11	6.03
18	5.14	5.37	53	6.04	6.00	88	6.68	6.63
19	5.09	5.28	54	6.19	6.17	89	6.10	6.03
20	5.16	5.38	55	6.03	5.99	90	6.27	6.21
21	5.11	5.30	56	6.19	6.16	91	6.09	6.02
22	5.13	5.31	57	6.04	6.00	92	6.26	6.20
23	5.26	5.46	58	6.06	6.01	93	6.08	6.01
24	5.96	5.95	59	6.38	6.29	94	6.07	6.01
25	6.09	6.10	60	6.25	6.13	95	6.24	6.19
26	5.96	5.95	61	6.42	6.32	96	6.06	6.00
27	5.96	5.95	62	6.24	6.13	97	6.23	6.18
28	6.25	6.26	63	6.23	6.12	98	6.05	5.99
29	5.96	5.95	64	6.81	6.72	99	6.04	5.99
30	6.12	6.12	65	6.22	6.11	100	6.61	6.58
31	5.99	5.97	66	6.40	6.30	101	6.03	5.98
32	6.13	6.12	67	6.21	6.11	102	6.20	6.16
33	5.99	5.97	68	6.39	6.29	103	6.02	5.97
34	5.99	5.97	69	6.20	6.10	104	6.19	6.16
35	6.14	6.13	70	6.19	6.09			

Assumptions:

1. Run at Pricing Speed and to 10% Optional Termination
2. Static Indices: 1-Month Libor; 4.12%; 6-Month Libor; 4.49%
3. Class A Group II AFC is 6.11% for all periods
4. Fees include the Servicing Fee and the Mortgage Insurance Policy Premium for those loans covered under the Policy

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Available Funds Cap - Indices @ 20%

Pd	Class A Group I AFC (%)	Class M AFC (%)	Pd	Class A Group I AFC (%)	Class M AFC (%)	Pd	Class A Group I AFC (%)	Class M AFC (%)
1	20.13	16.71	36	13.21	11.50	71	12.02	9.89
2	20.58	17.14	37	13.32	11.63	72	11.74	9.63
3	20.52	17.09	38	13.07	11.03	73	11.98	9.84
4	20.54	17.25	39	12.99	10.88	74	11.69	9.57
5	20.34	16.96	40	13.53	11.43	75	11.67	9.55
6	20.26	16.94	41	12.91	10.80	76	12.19	10.02
7	20.08	16.76	42	13.33	11.13	77	11.62	9.50
8	19.96	16.71	43	13.06	10.87	78	11.86	9.71
9	19.73	16.49	44	13.19	11.01	79	11.57	9.45
10	19.53	16.34	45	12.93	10.75	80	11.81	9.66
11	19.35	16.25	46	12.86	10.69	81	11.53	9.40
12	19.07	15.99	47	13.01	10.84	82	11.51	9.38
13	18.89	15.89	48	12.77	10.60	83	11.74	9.58
14	18.61	15.63	49	12.91	10.75	84	11.47	9.33
15	18.38	15.46	50	12.65	10.49	85	11.71	9.54
16	18.34	15.58	51	12.59	10.44	86	11.42	9.28
17	17.95	15.13	52	13.18	11.03	87	11.40	9.26
18	17.80	15.06	53	12.47	10.33	88	12.20	9.99
19	17.54	14.81	54	12.63	10.49	89	11.35	9.21
20	17.40	14.75	55	12.37	10.24	90	11.58	9.42
21	17.14	14.51	56	12.52	10.39	91	11.30	9.16
22	16.97	14.37	57	12.31	10.18	92	11.53	9.37
23	17.01	14.45	58	12.35	10.19	93	11.25	9.11
24	13.88	12.01	59	11.80	9.88	94	11.23	9.09
25	13.93	12.09	60	11.99	9.93	95	11.46	9.29
26	13.68	11.86	61	12.24	10.15	96	11.18	9.04
27	13.59	11.79	62	11.95	9.88	97	11.40	9.24
28	13.81	12.05	63	11.93	9.85	98	11.13	8.99
29	13.46	11.69	64	12.77	10.61	99	11.10	8.96
30	13.80	12.00	65	11.89	9.81	100	11.88	9.68
31	13.55	11.76	66	12.14	10.02	101	11.05	8.92
32	13.62	11.86	67	11.85	9.75	102	11.27	9.12
33	13.37	11.62	68	12.09	9.97	103	11.00	8.87
34	13.30	11.56	69	11.80	9.70	104	11.22	9.07
35	13.47	11.74	70	11.78	9.68			

Assumptions:

1. Run at Pricing Speed and to 10% Optional Termination
2. Fees include the Servicing Fee and the Mortgage Insurance Policy Premium for those loans covered under the Policy
3. Class A Group II AFC is 6.11% for all periods
4. Proceeds from swap included

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell o r buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required , a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Excess Interest - Static Indices

Pd	Excess Interest (%)	Pd	Excess Interest (%)	Pd	Excess Interest (%)
1	0.09	36	1.22	71	1.34
2	0.46	37	1.29	72	1.26
3	0.46	38	1.23	73	1.34
4	0.50	39	1.22	74	1.25
5	0.48	40	1.44	75	1.25
6	0.49	41	1.21	76	1.41
7	0.48	42	1.28	77	1.24
8	0.50	43	1.21	78	1.32
9	0.49	44	1.28	79	1.24
10	0.50	45	1.20	80	1.32
11	0.53	46	1.19	81	1.24
12	0.52	47	1.26	82	1.24
13	0.55	48	1.18	83	1.32
14	0.53	49	1.25	84	1.24
15	0.54	50	1.17	85	1.32
16	0.62	51	1.17	86	1.23
17	0.55	52	1.40	87	1.23
18	0.58	53	1.16	88	1.48
19	0.56	54	1.23	89	1.23
20	0.59	55	1.15	90	1.31
21	0.57	56	1.23	91	1.23
22	0.58	57	1.15	92	1.31
23	0.66	58	1.17	93	1.23
24	1.19	59	1.35	94	1.23
25	1.25	60	1.29	95	1.31
26	1.18	61	1.38	96	1.22
27	1.18	62	1.29	97	1.30
28	1.31	63	1.28	98	1.22
29	1.17	64	1.54	99	1.22
30	1.25	65	1.28	100	1.46
31	1.18	66	1.36	101	1.22
32	1.25	67	1.27	102	1.30
33	1.18	68	1.35	103	1.22
34	1.18	69	1.26	104	1.30
35	1.25	70	1.26		

Assumptions:

1. Run at Pricing Speed and to 10% Optional Termination
2. Static Indices: 1-Month Libor; 4.12%; 6-Month Libor; 4.49%

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Excess Interest - Forward Indices

Pd	Excess Interest (%)	Pd	Excess Interest (%)	Pd	Excess Interest (%)
1	0.09	36	0.97	71	1.07
2	0.46	37	1.05	72	0.95
3	0.46	38	0.94	73	1.06
4	0.49	39	0.93	74	0.93
5	0.46	40	1.21	75	0.93
6	0.47	41	0.92	76	1.15
7	0.45	42	1.03	77	0.92
8	0.47	43	0.91	78	1.04
9	0.44	44	1.01	79	0.91
10	0.44	45	0.88	80	1.03
11	0.47	46	0.87	81	0.90
12	0.44	47	0.98	82	0.90
13	0.47	48	0.86	83	1.02
14	0.44	49	0.97	84	0.91
15	0.44	50	0.84	85	1.02
16	0.53	51	0.83	86	0.90
17	0.44	52	1.13	87	0.89
18	0.47	53	0.82	88	1.22
19	0.44	54	0.94	89	0.88
20	0.47	55	0.81	90	1.00
21	0.43	56	0.92	91	0.88
22	0.44	57	0.80	92	0.99
23	0.53	58	0.82	93	0.87
24	0.96	59	1.05	94	0.87
25	1.03	60	1.00	95	0.98
26	0.94	61	1.12	96	0.87
27	0.94	62	0.99	97	0.98
28	1.08	63	0.98	98	0.86
29	0.92	64	1.31	99	0.86
30	1.05	65	0.98	100	1.19
31	0.96	66	1.10	101	0.86
32	1.03	67	0.97	102	0.97
33	0.94	68	1.08	103	0.86
34	0.93	69	0.95	104	0.97
35	1.02	70	0.95		

Assumptions:

1. Run at Pricing Speed and to 10% Optional Termination
2. Run using 1-Month Libor and 6-Month Libor Forward Indices

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Total Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

		Collateral Summary	Ranges (if applicable)
Total Number of Loans		3,270	
Total Outstanding Loan Principle Balance		$993,171,848.20	
Average Outstanding Loan Principal Balance		$303,722.28	$38,639.44 - $1,981,800.00
WA Coupon		6.212%	4.000% - 9.625%
WA Remaining Term (mo.)		356	176 - 360
WA Original LTV**		74.09%	12.84% – 100.00%
WA FICO*		702	515 - 822
WA Seasoning (mo.)		1	0 - 7
Interest Only Loans		73.12%	
1st Liens		100.00%	
2nd Liens		0.00%	
Simultaneous 2nd Liens		46.83%	
Loan Type			
ARM		61.36%	
Fixed		38.64%	
Geographic Distribution			
	CA	55.32%	
	GA	10.12%	
	NJ	7.62%	
ARM Characteristics			
Gross Margin		3.202%	2.250% - 7.950%
Initial Periodic Cap		3.948%	1.000% - 6.000%
Subsequent Periodic Cap		1.000%	1.000% - 1.000%
Lifetime Maximum Rate		11.846%	9.250% - 15.625%
Lifetime Minimum Rate		3.357%	2.250% - 8.950%

*Zero Values Excluded

**WA OLTV is defined as the Loan-to-Value Ratios of the First Lien Mortgage Loans.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – TOTAL POOL

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon*	WA OLTV*	WA FICO*	IO %
25,000.01 - 50,000.00	5	$228,207.54	0.02%	$45,641.51	7.072%	65.87%	683	N/A
50,000.01 - 75,000.00	43	2,778,113.93	0.28	64,607.30	7.001	71.71	689	24.60
75,000.01 - 100,000.00	128	11,391,663.10	1.15	88,997.37	6.680	70.75	705	57.25
100,000.01 - 125,000.00	171	19,401,728.56	1.95	113,460.40	6.565	76.59	699	66.44
125,000.01 - 150,000.00	248	34,414,505.89	3.47	138,768.17	6.430	74.68	701	68.78
150,000.01 - 175,000.00	243	39,434,814.06	3.97	162,283.19	6.398	73.56	697	59.92
175,000.01 - 200,000.00	262	49,329,995.96	4.97	188,282.43	6.374	74.78	702	68.41
200,000.01 - 225,000.00	220	46,930,877.24	4.73	213,322.17	6.319	76.13	694	74.08
225,000.01 - 250,000.00	199	47,489,679.37	4.78	238,641.60	6.336	76.09	689	67.01
250,000.01 - 275,000.00	203	53,152,493.03	5.35	261,834.94	6.274	75.71	694	73.11
275,000.01 - 300,000.00	213	61,487,100.46	6.19	288,671.83	6.195	76.27	695	72.65
300,000.01 - 325,000.00	153	47,993,408.45	4.83	313,682.41	6.264	75.69	693	76.56
325,000.01 - 359,650.00	213	72,967,625.40	7.35	342,571.01	6.281	76.46	687	73.62
359,650.01 - 500,000.00	637	270,360,361.46	27.22	424,427.57	6.154	74.93	704	75.71
500,000.01 -1,000,000.00	306	200,273,586.56	20.17	654,488.84	6.055	71.76	711	73.51
>1,000,000.00	26	35,537,687.19	3.58	1,366,834.12	5.911	61.33	737	91.54
Total:	**3,270**	**$993,171,848.20**	**100.00%**	**$303,722.28**	**6.212%**	**74.09%**	**702**	**73.12%**

*weighted by principal balance

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
25,000.01 - 50,000.00	5	$228,207.54	0.02%	$45,641.51	7.072%	65.87%	683	N/A
50,000.01 - 75,000.00	43	2,778,113.93	0.28	64,607.30	7.001	71.71	689	24.60
75,000.01 - 100,000.00	128	11,391,663.10	1.15	88,997.37	6.680	70.75	705	57.25
100,000.01 - 125,000.00	171	19,401,728.56	1.95	113,460.40	6.565	76.59	699	66.44
125,000.01 - 150,000.00	249	34,564,383.20	3.48	138,812.78	6.428	74.70	701	68.48
150,000.01 - 175,000.00	243	39,459,581.93	3.97	162,385.11	6.401	73.59	697	59.88
175,000.01 - 200,000.00	261	49,155,350.78	4.95	188,334.68	6.373	74.74	702	68.65
200,000.01 - 225,000.00	220	46,930,877.24	4.73	213,322.17	6.319	76.13	694	74.08
225,000.01 - 250,000.00	199	47,489,679.37	4.78	238,641.60	6.336	76.09	689	67.01
250,000.01 - 275,000.00	203	53,152,493.03	5.35	261,834.94	6.274	75.71	694	73.11
275,000.01 - 300,000.00	213	61,487,100.46	6.19	288,671.83	6.195	76.27	695	72.65
300,000.01 - 325,000.00	153	47,993,408.45	4.83	313,682.41	6.264	75.69	693	76.56
325,000.01 - 359,650.00	214	73,326,889.53	7.38	342,649.02	6.279	76.48	687	73.26
359,650.01 - 500,000.00	636	270,001,097.33	27.19	424,530.03	6.154	74.93	704	75.81
500,000.01 -1,000,000.00	306	200,273,586.56	20.17	654,488.84	6.055	71.76	711	73.51
>1,000,000.00	26	35,537,687.19	3.58	1,366,834.12	5.911	61.33	737	91.54
Total:	**3,270**	**$993,171,848.20**	**100.00%**	**$303,722.28**	**6.212%**	**74.09%**	**702**	**73.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – TOTAL POOL *(continued)*

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
4.000 - 4.499	2	$618,909.98	0.06%	$309,454.99	4.068%	62.35%	688	72.71%
4.500 - 4.999	30	10,358,532.78	1.04	345,284.43	4.830	72.30	717	90.28
5.000 - 5.499	213	90,406,738.08	9.10	424,444.78	5.218	63.75	732	65.20
5.500 - 5.999	924	301,841,823.12	30.39	326,668.64	5.763	70.54	717	75.23
6.000 - 6.499	812	248,562,395.63	25.03	306,111.32	6.202	74.71	701	77.31
6.500 - 6.999	807	226,631,947.41	22.82	280,832.65	6.676	78.33	683	71.51
7.000 - 7.499	294	70,928,737.87	7.14	241,254.21	7.172	81.27	677	69.29
7.500 - 7.999	131	32,088,015.59	3.23	244,946.68	7.625	83.09	681	64.84
8.000 - 8.499	36	7,605,856.02	0.77	211,273.78	8.152	84.20	664	48.44
8.500 - 8.999	18	3,919,391.26	0.39	217,743.96	8.654	84.44	700	60.63
9.000 - 9.499	1	58,300.00	0.01	58,300.00	9.000	77.32	691	N/A
9.500 - 9.999	2	151,200.46	0.02	75,600.23	9.543	96.70	663	65.97
Total:	**3,270**	**$993,171,848.20**	**100.00%**	**$303,722.28**	**6.212%**	**74.09%**	**702**	**73.12%**

Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
120 - 180	54	$12,484,999.01	1.26%	$231,203.69	5.811%	59.37%	699	N/A
181 - 240	10	1,758,102.86	0.18	175,810.29	6.152	59.74	696	N/A
241 - 360	3,206	978,928,746.33	98.57	305,342.72	6.217	74.31	702	74.18
Total:	**3,270**	**$993,171,848.20**	**100.00%**	**$303,722.28**	**6.212%**	**74.09%**	**702**	**73.12%**

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
121 - 180	54	$12,484,999.01	1.26%	$231,203.69	5.811%	59.37%	699	N/A
181 - 240	10	1,758,102.86	0.18	175,810.29	6.152	59.74	696	N/A
301 - 360	3,206	978,928,746.33	98.57	305,342.72	6.217	74.31	702	74.18
Total:	**3,270**	**$993,171,848.20**	**100.00%**	**$303,722.28**	**6.212%**	**74.09%**	**702**	**73.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – TOTAL POOL *(continued)*

Seasoning of Mortgage Loans

Seasoning (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
0 - 6	3,266	$992,429,109.73	99.93%	$303,866.84	6.212%	74.09%	702	73.16%
7 - 12	4	742,738.47	0.07	185,684.62	6.910	85.14	571	13.21
Total:	**3,270**	**$993,171,848.20**	**100.00%**	**$303,722.28**	**6.212%**	**74.09%**	**702**	**73.12%**

Original Loan-to-Value Ratios of Mortgage Loans

Original LTVs (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
0.01 - 25.00	19	$2,968,655.73	0.30%	$156,245.04	5.919%	19.87%	731	60.33%
25.01 - 30.00	18	4,523,638.56	0.46	251,313.25	5.787	28.29	706	38.11
30.01 - 35.00	27	7,105,159.90	0.72	263,154.07	5.609	32.91	728	54.79
35.01 - 40.00	41	10,993,480.80	1.11	268,133.68	5.611	37.93	712	61.53
40.01 - 45.00	37	9,581,292.62	0.96	258,953.85	5.873	43.01	718	47.93
45.01 - 50.00	74	22,018,142.95	2.22	297,542.47	5.793	48.05	704	58.67
50.01 - 55.00	99	32,288,733.11	3.25	326,148.82	5.838	52.48	718	56.03
55.01 - 60.00	161	62,484,261.46	6.29	388,101.00	5.787	58.14	721	67.35
60.01 - 65.00	193	75,925,340.52	7.64	393,395.55	5.829	63.72	707	62.08
65.01 - 70.00	212	70,023,998.94	7.05	330,301.88	6.172	68.96	703	69.80
70.01 - 75.00	143	49,468,980.76	4.98	345,936.93	6.253	73.52	701	72.20
75.01 - 80.00	1,826	544,663,404.45	54.84	298,282.26	6.265	79.76	702	81.81
80.01 - 85.00	62	17,710,156.16	1.78	285,647.68	6.649	84.04	642	42.50
85.01 - 90.00	183	46,620,540.09	4.69	254,757.05	6.852	89.60	666	53.42
90.01 - 95.00	125	26,979,294.78	2.72	215,834.36	7.087	94.81	697	68.78
95.01 - 100.00	50	9,816,767.37	0.99	196,335.35	6.712	99.95	733	61.05
Total:	**3,270**	**$993,171,848.20**	**100.00%**	**$303,722.28**	**6.212%**	**74.09%**	**702**	**73.12%**

Occupancy Status of Mortgage Loans

Occupancy Status	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Owner Occupied	2,692	$856,493,030.01	86.24%	$318,162.34	6.155%	74.22%	700	73.13%
Investor	439	101,219,882.20	10.19	230,569.21	6.632	72.36	712	71.93
Second Home	139	35,458,935.99	3.57	255,100.26	6.391	76.02	717	76.17
Total:	**3,270**	**$993,171,848.20**	**100.00%**	**$303,722.28**	**6.212%**	**74.09%**	**702**	**73.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell o r buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required , a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – TOTAL POOL *(continued)*

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Single Family	1,946	$620,505,697.95	62.48%	$318,862.13	6.166%	73.34%	699	70.75%
Pud	806	211,233,977.21	21.27	262,076.89	6.247	76.71	711	80.66
Condo	286	80,425,372.01	8.10	281,207.59	6.222	76.10	713	85.95
2 Family	149	49,430,765.11	4.98	331,750.10	6.480	72.46	690	54.05
3-4 Family	83	31,576,035.92	3.18	380,434.17	6.449	68.74	695	66.33
Total:	**3,270**	**$993,171,848.20**	**100.00%**	**$303,722.28**	**6.212%**	**74.09%**	**702**	**73.12%**

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Purchase	1,873	$535,915,081.65	53.96%	$286,126.58	6.313%	79.07%	710	82.64%
Cashout Refinance	1,196	384,223,871.66	38.69	321,257.42	6.141	68.53	688	59.80
Rate/Term Refinance	201	73,032,894.89	7.35	363,347.74	5.848	66.84	721	73.27
Total:	**3,270**	**$993,171,848.20**	**100.00%**	**$303,722.28**	**6.212%**	**74.09%**	**702**	**73.12%**

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Stated Income, Verified Asset	1,085	$354,692,690.94	35.71%	$326,905.71	6.249%	76.76%	707	84.34%
Stated Income, Stated Asset	694	208,003,140.68	20.94	299,716.34	6.431	75.04	681	61.10
Full Doc	720	203,394,477.47	20.48	282,492.33	6.043	77.02	708	71.03
No Income, No Asset	433	120,685,020.91	12.15	278,718.29	5.959	60.19	710	58.69
No Ratio	338	106,396,518.20	10.71	314,782.60	6.273	73.55	707	79.55
Total:	**3,270**	**$993,171,848.20**	**100.00%**	**$303,722.28**	**6.212%**	**74.09%**	**702**	**73.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – TOTAL POOL *(continued)*

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
6 Mo Libor Arm (IO)	24	$8,555,720.00	0.86%	$356,488.33	5.933%	78.18%	716	100.00 %
2/6 Arm	217	55,337,832.19	5.57	255,013.05	6.809	80.63	646	N/A
2/6 Arm (IO)	663	219,814,200.00	22.13	331,544.80	6.218	78.05	689	100.00
3/1 Arm	2	324,729.71	0.03	162,364.86	4.370	93.03	515	N/A
3/6 Arm	20	6,821,940.82	0.69	341,097.04	6.722	77.25	658	N/A
3/6 Arm (IO)	87	27,405,899.00	2.76	315,010.33	6.089	75.53	701	100.00
5/6 Arm	87	21,435,954.22	2.16	246,390.28	6.565	77.50	701	N/A
5/6 Arm (IO)	907	256,240,259.00	25.80	282,514.07	6.321	76.74	704	100.00
10/6 Arm (IO)	8	3,144,550.00	0.32	393,068.75	5.848	71.23	717	100.00
7/6 Arm	3	654,593.26	0.07	218,197.75	6.058	69.01	712	N/A
7/6 Arm (IO)	29	9,658,213.00	0.97	333,041.83	5.703	69.48	737	100.00
15Y Fixed Amort	54	12,484,999.01	1.26	231,203.69	5.811	59.37	699	N/A
20Y Fixed Amort	10	1,758,102.86	0.18	175,810.29	6.152	59.74	696	N/A
30Y Fixed Amort	582	166,787,026.13	16.79	286,575.65	6.072	68.50	711	N/A
30Y Fixed Amort (IO)	575	201,347,829.00	20.27	350,170.14	6.054	69.69	720	100.00
Fix Balloon (40 Yr)	2	1,400,000.00	0.14	700,000.00	5.918	76.80	662	N/A
Total:	**3,270**	**$993,171,848.20**	**100.00%**	**$303,722.28**	**6.212%**	**74.09%**	**702**	**73.12%**

Index Type of Mortgage Loans

Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
6 Mo Libor	2,045	$609,069,161.49	61.33%	$297,833.33	6.313%	77.41%	694	86.17%
Fixed	1,223	383,777,957.00	38.64	313,800.46	6.054	68.82	715	52.46
1 Yr Treasury	2	324,729.71	0.03	162,364.86	4.370	93.03	515	N/A
Total:	**3,270**	**$993,171,848.20**	**100.00%**	**$303,722.28**	**6.212%**	**74.09%**	**702**	**73.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – TOTAL POOL *(continued)*

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
California	1,484	$549,401,469.67	55.32%	$370,216.62	6.025%	71.22%	706	79.04%
Georgia	483	100,487,907.36	10.12	208,049.50	6.175	77.27	718	82.89
New Jersey	237	75,698,195.59	7.62	319,401.67	6.638	76.31	682	50.98
New York	161	56,170,758.70	5.66	348,886.70	6.498	75.57	681	46.90
Florida	225	54,689,009.20	5.51	243,062.26	6.733	77.69	700	82.29
Nevada	70	17,136,898.84	1.73	244,812.84	6.185	78.89	705	90.90
Washington	67	16,103,162.44	1.62	240,345.71	6.292	81.68	711	79.07
Massachusetts	48	15,815,735.59	1.59	329,494.49	6.605	74.18	682	42.88
Colorado	68	14,793,098.90	1.49	217,545.57	6.238	81.88	709	85.83
Arizona	65	13,183,718.95	1.33	202,826.45	6.470	80.91	706	75.45
Virginia	32	10,180,478.28	1.03	318,139.95	6.300	79.56	684	77.39
Connecticut	37	10,160,344.07	1.02	274,603.89	6.459	79.27	662	38.50
Maryland	32	9,665,942.98	0.97	302,060.72	6.293	76.94	684	56.23
Pennsylvania	42	8,262,844.83	0.83	196,734.40	6.571	77.98	673	31.21
North Carolina	29	4,676,381.87	0.47	161,254.55	7.041	81.57	689	45.81
Texas	34	4,656,597.69	0.47	136,958.76	6.344	80.50	705	45.89
Oregon	18	3,866,349.56	0.39	214,797.20	6.151	78.55	708	80.75
Rhode Island	12	3,463,994.42	0.35	288,666.20	6.411	82.00	631	34.74
South Carolina	20	2,989,585.11	0.30	149,479.26	6.936	83.02	726	58.99
Ohio	14	2,769,284.91	0.28	197,806.07	6.301	77.93	706	69.55
Michigan	14	2,460,743.15	0.25	175,767.37	6.879	80.88	690	28.58
Illinois	9	2,271,317.34	0.23	252,368.59	6.563	81.93	718	24.30
New Mexico	15	1,984,494.94	0.20	132,299.66	6.161	78.81	721	69.13
Minnesota	6	1,923,200.00	0.19	320,533.33	5.825	73.25	737	100.00
Missouri	7	1,690,718.12	0.17	241,531.16	6.340	83.04	715	69.51
Alabama	4	1,465,536.10	0.15	366,384.03	6.381	75.71	679	30.68
New Hampshire	4	1,353,854.19	0.14	338,463.55	6.106	68.66	727	N/A
Tennessee	10	1,409,738.26	0.14	140,973.83	7.170	83.52	682	72.23
Utah	6	1,148,964.74	0.12	191,494.12	6.736	79.12	695	68.97
Indiana	5	1,052,231.09	0.11	210,446.22	7.285	86.58	707	N/A
Delaware	3	666,644.02	0.07	222,214.67	6.367	78.61	741	N/A
Hawaii	2	507,836.87	0.05	253,918.44	5.789	70.56	673	68.53
Maine	2	356,748.44	0.04	178,374.22	5.976	77.64	652	N/A
District of Columbia	1	280,000.00	0.03	280,000.00	5.875	64.37	695	100.00
Nebraska	2	190,661.98	0.02	95,330.99	5.959	88.17	715	N/A
Idaho	1	104,900.00	0.01	104,900.00	5.625	37.88	758	100.00
Iowa	1	132,500.00	0.01	132,500.00	6.875	100.00	717	100.00
Total:	**3,270**	**$993,171,848.20**	**100.00%**	**$303,722.28**	**6.212%**	**74.09%**	**702**	**73.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – TOTAL POOL *(continued)*

Original Prepayment Penalty Term

Original Prepayment Penalty Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
No Penalty	771	$236,255,688.23	23.79%	$306,427.61	6.492%	75.96%	693	63.29%
6	31	14,555,853.52	1.47	469,543.66	6.220	74.03	720	98.30
12	345	112,145,939.60	11.29	325,060.69	6.369	74.60	696	68.13
24	794	231,866,771.13	23.35	292,023.64	6.213	77.16	692	86.30
36	1,134	335,377,248.74	33.77	295,747.13	6.007	70.75	711	68.71
60	195	62,970,346.98	6.34	322,924.86	5.972	72.73	735	87.98
Total:	**3,270**	**$993,171,848.20**	**100.00%**	**$303,722.28**	**6.212%**	**74.09%**	**702**	**73.12%**

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
N/A	2	$364,117.08	0.04%	$182,058.54	5.430%	68.80%	N/A	N/A
500 - 525	2	425,492.17	0.04	212,746.09	7.084	84.84	520	N/A
526 - 550	1	348,845.50	0.04	348,845.50	8.150	84.34	547	N/A
551 - 575	2	459,431.49	0.05	229,715.75	7.118	84.72	565	N/A
576 - 600	76	20,773,811.23	2.09	273,339.62	6.712	78.23	591	37.57
601 - 625	162	43,713,203.18	4.40	269,834.59	6.549	74.30	616	53.60
626 - 650	353	100,333,537.09	10.10	284,230.98	6.548	75.32	639	70.82
651 - 675	534	154,091,325.75	15.52	288,560.54	6.365	75.62	663	73.47
676 - 700	581	177,725,439.50	17.89	305,895.77	6.240	75.37	687	76.64
701 - 725	514	155,252,331.28	15.63	302,047.34	6.157	74.75	712	76.63
726 - 750	417	130,812,131.59	13.17	313,698.16	6.068	73.44	737	77.76
751 - 775	364	116,906,420.55	11.77	321,171.49	5.980	72.26	762	77.89
776 - 800	224	79,176,088.74	7.97	353,464.68	5.800	68.01	786	67.43
801 - 825	38	12,789,673.05	1.29	336,570.34	6.106	73.01	807	72.88
Total:	**3,270**	**$993,171,848.20**	**100.00%**	**$303,722.28**	**6.212%**	**74.09%**	**702**	**73.12%**

Margins of Adjustable Rate Mortgage Loans

Margins (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
2.000 - 2.499	832	$226,954,242.37	37.24%	$272,781.54	6.269%	76.48%	708	91.83%
2.500 - 2.999	540	174,887,547.50	28.70	323,865.83	6.238	77.31	696	94.10
3.000 - 3.499	188	56,110,847.80	9.21	298,461.96	6.212	75.72	701	91.95
3.500 - 3.999	122	45,850,939.34	7.52	375,827.37	6.062	76.33	716	96.62
4.000 - 4.499	16	5,255,035.78	0.86	328,439.74	6.054	77.05	694	75.72
4.500 - 4.999	22	8,375,004.68	1.37	380,682.03	5.941	77.83	643	78.10
5.000 - 5.499	69	21,672,151.28	3.56	314,089.15	6.257	78.54	647	62.04
5.500 - 5.999	146	40,148,745.75	6.59	274,991.41	6.700	81.29	639	47.43

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

6.000 - 6.499	62	16,731,906.29	2.75	269,869.46	7.096	83.26	637	43.70
6.500 - 6.999	31	8,401,827.82	1.38	271,026.70	7.324	84.72	648	45.15
7.000 - 7.499	15	3,986,229.30	0.65	265,748.62	7.742	83.57	639	30.71
7.500 - 7.999	4	1,019,413.29	0.17	254,853.32	8.803	89.18	630	60.50
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

COLLATERAL TABLES – TOTAL POOL *(continued)*

Next Rate Change Dates of Adjustable Rate Mortgage Loans

Next Rate Change Dates	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
January 2006	1	$432,000.00	0.07%	$432,000.00	5.875%	80.00%	683	100.00 %
February 2006	6	2,142,028.00	0.35	357,004.67	5.890	76.69	698	100.00
March 2006	9	3,680,792.00	0.60	408,976.89	5.945	79.83	728	100.00
April 2006	7	2,200,900.00	0.36	314,414.29	5.967	77.60	717	100.00
May 2006	1	100,000.00	0.02	100,000.00	5.875	54.43	772	100.00
April 2007	2	488,828.74	0.08	244,414.37	7.786	82.38	540	N/A
June 2007	2	576,030.44	0.09	288,015.22	7.992	84.38	557	N/A
July 2007	18	5,436,854.46	0.89	302,047.47	6.001	78.08	712	87.51
August 2007	104	31,253,692.87	5.13	300,516.28	5.959	77.31	704	90.04
September 2007	233	76,840,106.56	12.61	329,785.87	6.353	77.88	689	81.98
October 2007	326	101,326,316.12	16.63	310,816.92	6.400	79.66	677	79.23
November 2007	195	59,230,203.00	9.72	303,744.63	6.410	78.20	663	73.68
April 2008	1	155,819.73	0.03	155,819.73	4.500	93.92	N/A	N/A
June 2008	1	239,000.00	0.04	239,000.00	5.625	81.57	750	100.00
July 2008	4	761,697.98	0.12	190,424.50	5.448	82.93	655	77.82
August 2008	14	3,248,715.00	0.53	232,051.07	6.152	74.83	711	100.00
September 2008	38	12,925,568.50	2.12	340,146.54	6.338	75.49	699	80.73
October 2008	28	8,949,918.32	1.47	319,639.94	6.043	76.44	684	84.08
November 2008	23	8,271,850.00	1.36	359,645.65	6.281	75.79	683	64.87
June 2010	3	543,400.00	0.09	181,133.33	5.820	63.94	746	100.00
July 2010	70	21,396,644.31	3.51	305,666.35	6.051	76.72	701	97.52
August 2010	207	57,734,929.34	9.47	278,912.70	6.132	77.18	704	94.20
September 2010	257	72,642,740.27	11.92	282,656.58	6.411	76.96	706	91.36
October 2010	275	79,202,513.30	13.00	288,009.14	6.365	76.36	702	89.92
November 2010	182	46,155,986.00	7.57	253,604.32	6.587	76.99	704	92.87
June 2012	1	300,000.00	0.05	300,000.00	5.375	71.43	762	100.00
July 2012	6	1,850,000.00	0.30	308,333.33	5.614	63.14	738	100.00
August 2012	9	3,107,043.60	0.51	345,227.07	5.659	69.95	723	85.89
September 2012	6	1,522,962.66	0.25	253,827.11	6.030	72.40	667	85.81
October 2012	4	1,328,900.00	0.22	332,225.00	5.633	80.53	747	100.00
November 2012	6	2,203,900.00	0.36	367,316.67	5.805	65.04	786	100.00
September 2015	2	1,042,000.00	0.17	521,000.00	5.734	79.85	721	100.00
October 2015	3	1,248,850.00	0.20	416,283.33	5.886	59.71	715	100.00
November 2015	3	853,700.00	0.14	284,566.67	5.931	77.54	715	100.00
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any stra tegy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell o r buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required , a Placement Memorandum Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – TOTAL POOL *(continued)*

Maximum Mortgage Rates of Adjustable Rate Mortgage Loans

Maximum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
9.000 - 9.499	1	$168,909.98	0.03%	$168,909.98	4.250%	92.20%	515	N/A
9.500 - 9.999	9	3,675,174.73	0.60	408,352.75	4.795	68.12	712	95.76
10.000 - 10.499	36	10,431,615.01	1.71	289,767.08	5.232	74.05	738	89.04
10.500 - 10.999	280	86,800,408.68	14.24	310,001.46	5.704	72.96	714	96.17
11.000 - 11.499	315	95,287,454.57	15.64	302,499.86	5.987	75.22	705	92.04
11.500 - 11.999	534	159,151,617.92	26.12	298,036.74	6.182	77.09	701	93.67
12.000 - 12.499	369	107,591,301.39	17.66	291,575.34	6.434	78.77	686	85.91
12.500 - 12.999	313	94,897,807.53	15.57	303,187.88	6.823	79.97	671	71.87
13.000 - 13.499	119	33,184,794.46	5.45	278,863.82	7.300	83.45	661	61.30
13.500 - 13.999	49	12,901,268.57	2.12	263,291.20	7.688	84.14	668	60.89
14.000 - 14.499	12	2,765,244.21	0.45	230,437.02	8.120	84.23	640	39.22
14.500 - 14.999	8	2,387,093.69	0.39	298,386.71	7.926	85.12	671	72.73
15.500 - 15.999	2	151,200.46	0.02	75,600.23	9.543	96.70	663	65.97
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

Minimum Mortgage Rates of Adjustable Rate Mortgage Loans

Minimum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
2.000 - 2.499	832	$226,954,242.37	37.24%	$272,781.54	6.269%	76.48%	708	91.83%
2.500 - 2.999	538	174,023,547.50	28.56	323,463.84	6.238	77.30	696	94.07
3.000 - 3.499	188	56,110,847.80	9.21	298,461.96	6.212	75.72	701	91.95
3.500 - 3.999	122	45,850,939.34	7.52	375,827.37	6.062	76.33	716	96.62
4.000 - 4.499	13	4,318,585.85	0.71	332,198.91	6.193	78.78	707	81.72
4.500 - 4.999	2	972,800.00	0.16	486,400.00	6.876	79.03	658	100.00
5.000 - 5.499	10	2,377,420.56	0.39	237,742.06	5.957	70.66	667	69.88
5.500 - 5.999	24	8,312,622.81	1.36	346,359.28	5.849	78.64	647	75.25
6.000 - 6.499	76	24,140,136.86	3.96	317,633.38	6.227	78.98	648	61.66
6.500 - 6.999	148	41,451,038.55	6.80	280,074.58	6.743	80.49	639	49.68
7.000 - 7.499	59	16,419,653.16	2.69	278,299.21	7.212	84.87	636	38.21
7.500 - 7.999	23	5,799,717.35	0.95	252,161.62	7.695	88.33	646	35.05
8.000 - 8.499	6	1,143,168.69	0.19	190,528.12	8.170	86.09	605	N/A
8.500 - 8.999	6	1,519,170.36	0.25	253,195.06	8.745	88.53	643	40.60
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – TOTAL POOL *(continued)*

Initial Periodic Rate Caps of Adjustable Rate Mortgage Loans

Initial Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
1.000	22	$7,286,649.71	1.20%	$331,211.35	5.755%	78.54%	711	95.54%
2.000	27	7,736,434.00	1.27	286,534.59	5.847	76.18	721	100.00
3.000	961	303,172,155.05	49.75	315,475.71	6.334	78.34	682	79.76
4.000	1	168,000.00	0.03	168,000.00	6.250	80.00	666	100.00
5.000	984	273,220,882.82	44.83	277,663.50	6.334	76.70	704	91.99
6.000	52	17,809,769.62	2.92	342,495.57	6.021	72.68	720	94.32
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

Subsequent Periodic Rate Caps of Adjustable Rate Mortgage Loans

Subsequent Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
1.000	2,047	$609,393,891.20	100.00%	$297,700.97	6.312%	77.42%	694	86.12%
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Adjustable Rate Mortgage Loan Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

		Collateral Summary	Ranges (if applicable)
Total Number of Loans		2,407	
Total Outstanding Loan Principal Balance		$609,393,891.20	
Average Outstanding Loan Principal Balance		$297,700.97	$38,639.44 - $1,543,200.00
WA Coupon		6.312%	4.000% - 9.625%
WA Remaining Term (mo.)		358	353 - 360
WA Original LTV**		77.42%	16.26% - 100.00%
WA FICO*		694	515 - 822
WA Seasoning (mo.)		2	0 - 7
Interest Only Loans		77.42%	
1st Liens		100.00%	
2nd Liens		0.00%	
Simultaneous 2nd Liens		57.19%	
Loan Type			
ARM		100.00%	
Fixed		0.00%	
Geographic Distribution			
	CA	55.75%	
	NJ	8.04%	
	GA	7.61%	
ARM Characteristics			
Gross Margin		3.202%	2.250% - 7.950%
Initial Periodic Cap		3.948%	1.000% - 6.000%
Subsequent Periodic Cap		1.000%	1.000% - 1.000%
Lifetime Maximum Rate		11.846%	9.250% - 15.625%
Lifetime Minimum Rate		3.357%	2.250% - 8.950%

*Zero Values Excluded

**WA OLTV is defined as the Loan-to-Value Ratios of the First Lien Mortgage Loans.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any stra tegy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell o r buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required , a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, acco untant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon*	WA OLTV	WA FICO*	IO %
25,000.01 - 50,000.00	2	$88,595.11	0.01%	$44,297.56	6.883%	84.36%	682	N/A
50,000.01 - 75,000.00	19	1,235,251.21	0.20	65,013.22	7.096	70.76	689	49.45
75,000.01 - 100,000.00	71	6,331,144.32	1.04	89,171.05	6.750	75.99	704	81.37
100,000.01 - 125,000.00	101	11,528,334.82	1.89	114,141.93	6.618	79.75	699	78.17
125,000.01 - 150,000.00	152	21,067,599.73	3.46	138,602.63	6.462	78.02	699	85.74
150,000.01 - 175,000.00	146	23,657,750.79	3.88	162,039.39	6.471	78.04	696	81.53
175,000.01 - 200,000.00	159	30,014,337.34	4.93	188,769.42	6.408	77.91	697	83.17
200,000.01 - 225,000.00	151	32,183,534.91	5.28	213,135.99	6.305	78.28	693	86.17
225,000.01 - 250,000.00	123	29,316,473.25	4.81	238,345.31	6.434	79.53	691	79.74
250,000.01 - 275,000.00	144	37,791,119.64	6.20	262,438.33	6.344	78.48	693	81.47
275,000.01 - 300,000.00	145	41,807,540.05	6.86	288,327.86	6.203	78.52	689	82.66
300,000.01 - 325,000.00	112	35,165,417.65	5.77	313,976.94	6.319	77.73	686	80.45
325,000.01 - 359,650.00	148	50,688,563.78	8.32	342,490.30	6.326	77.99	682	82.43
359,650.01 - 500,000.00	408	173,326,535.70	28.44	424,819.94	6.270	78.23	692	88.70
500,000.01 -1,000,000.00	155	100,391,742.90	16.47	647,688.66	6.224	75.66	699	92.30
>1,000,000.00	11	14,799,950.00	2.43	1,345,450.00	6.163	61.70	720	100.00
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

*weighted by principal balance

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
25,000.01 - 50,000.00	2	$88,595.11	0.01%	$44,297.56	6.883%	84.36%	682	N/A
50,000.01 - 75,000.00	19	1,235,251.21	0.20	65,013.22	7.096	70.76	689	49.45
75,000.01 - 100,000.00	71	6,331,144.32	1.04	89,171.05	6.750	75.99	704	81.37
100,000.01 - 125,000.00	101	11,528,334.82	1.89	114,141.93	6.618	79.75	699	78.17
125,000.01 - 150,000.00	152	21,067,599.73	3.46	138,602.63	6.462	78.02	699	85.74
150,000.01 - 175,000.00	147	23,832,395.97	3.91	162,125.14	6.473	78.09	696	80.93
175,000.01 - 200,000.00	158	29,839,692.16	4.90	188,858.81	6.406	77.87	698	83.65
200,000.01 - 225,000.00	151	32,183,534.91	5.28	213,135.99	6.305	78.28	693	86.17
225,000.01 - 250,000.00	123	29,316,473.25	4.81	238,345.31	6.434	79.53	691	79.74
250,000.01 - 275,000.00	144	37,791,119.64	6.20	262,438.33	6.344	78.48	693	81.47
275,000.01 - 300,000.00	145	41,807,540.05	6.86	288,327.86	6.203	78.52	689	82.66
300,000.01 - 325,000.00	112	35,165,417.65	5.77	313,976.94	6.319	77.73	686	80.45
325,000.01 - 359,650.00	148	50,688,563.78	8.32	342,490.30	6.326	77.99	682	82.43
359,650.01 - 500,000.00	408	173,326,535.70	28.44	424,819.94	6.270	78.23	692	88.70
500,000.01 -1,000,000.00	155	100,391,742.90	16.47	647,688.66	6.224	75.66	699	92.30
>1,000,000.00	11	14,799,950.00	2.43	1,345,450.00	6.163	61.70	720	100.00
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS *(continued)*

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
4.000 - 4.499	2	$618,909.98	0.10%	$309,454.99	4.068%	62.35%	688	72.71%
4.500 - 4.999	27	9,507,524.73	1.56	352,130.55	4.827	72.34	717	98.36
5.000 - 5.499	92	32,714,845.00	5.37	355,596.14	5.279	71.89	721	93.34
5.500 - 5.999	525	164,945,938.37	27.07	314,182.74	5.753	74.22	709	95.54
6.000 - 6.499	508	153,101,392.26	25.12	301,380.69	6.203	77.54	693	88.12
6.500 - 6.999	538	158,444,545.41	26.00	294,506.59	6.688	79.29	682	81.00
7.000 - 7.499	222	57,405,210.79	9.42	258,582.03	7.180	81.78	673	72.26
7.500 - 7.999	92	24,666,080.14	4.05	268,109.57	7.622	82.51	677	70.60
8.000 - 8.499	28	5,588,961.59	0.92	199,605.77	8.164	85.18	664	62.28
8.500 - 8.999	11	2,249,282.47	0.37	204,480.22	8.737	90.26	662	51.82
9.500 - 9.999	2	151,200.46	0.02	75,600.23	9.543	96.70	663	65.97
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
241 - 360	2,047	$609,393,891.20	100.00%	$297,700.97	6.312%	77.42%	694	86.12%
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
301 - 360	2,047	$609,393,891.20	100.00%	$297,700.97	6.312%	77.42%	694	86.12%
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell o r buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS *(continued)*

Seasoning of Mortgage Loans

Seasoning (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
0 - 6	2,044	$608,749,242.73	99.89%	$297,822.53	6.311%	77.41%	694	86.21%
7 - 12	3	644,648.47	0.11	214,882.82	6.992	85.17	540	N/A
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

Original Loan-to-Value Ratios of Mortgage Loans

OLTVs (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
0.01 - 25.00	5	$986,604.15	0.16%	$197,320.83	6.242%	21.21%	715	87.88%
25.01 - 30.00	2	460,528.04	0.08	230,264.02	6.027	28.99	641	40.17
30.01 - 35.00	5	1,056,500.00	0.17	211,300.00	5.581	32.28	757	75.39
35.01 - 40.00	10	3,079,757.28	0.51	307,975.73	5.796	38.51	680	84.00
40.01 - 45.00	11	2,117,150.00	0.35	192,468.18	6.095	42.90	701	78.75
45.01 - 50.00	21	6,215,952.52	1.02	295,997.74	5.641	48.46	693	95.34
50.01 - 55.00	26	8,672,649.39	1.42	333,563.44	5.847	52.92	699	85.71
55.01 - 60.00	47	18,509,179.28	3.04	393,812.33	5.839	58.35	712	95.62
60.01 - 65.00	81	28,049,921.56	4.60	346,295.33	5.880	63.74	688	82.79
65.01 - 70.00	136	42,036,284.86	6.90	309,090.33	6.249	69.14	689	86.62
70.01 - 75.00	85	28,837,332.81	4.73	339,262.74	6.421	73.68	686	81.92
75.01 - 80.00	1,327	396,694,972.58	65.10	298,941.20	6.282	79.80	699	90.75
80.01 - 85.00	47	13,362,574.10	2.19	284,310.09	6.696	84.07	635	48.28
85.01 - 90.00	137	36,388,457.31	5.97	265,609.18	6.927	89.59	657	57.13
90.01 - 95.00	80	18,091,536.81	2.97	226,144.21	7.085	94.85	688	78.34
95.01 - 100.00	27	4,834,490.51	0.79	179,055.20	6.715	100.00	725	61.42
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

Occupancy Status of Mortgage Loans

Occupancy Status	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Owner Occupied	1,662	$520,832,600.83	85.47%	$313,377.02	6.246%	77.63%	691	86.75%
Investor	291	65,974,612.40	10.83	226,716.88	6.762	75.46	709	82.07
Second Home	94	22,586,677.97	3.71	240,283.81	6.513	78.20	715	83.43
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS *(continued)*

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Single Family	1,170	$372,377,356.94	61.11%	$318,271.25	6.272%	76.96%	690	85.80%
Pud	540	137,458,126.80	22.56	254,552.09	6.334	78.69	703	90.49
Condo	199	51,803,867.95	8.50	260,320.94	6.250	78.77	707	93.29
2 Family	81	25,189,056.36	4.13	310,976.00	6.656	80.15	670	62.07
3-4 Family	57	22,565,483.15	3.70	395,885.67	6.588	71.03	693	75.23
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Purchase	1,376	$394,791,099.55	64.78%	$286,912.14	6.346%	79.74%	704	90.39%
Cashout Refinance	597	189,944,449.01	31.17	318,164.91	6.290	73.32	671	76.67
Rate/Term Refinance	74	24,658,342.64	4.05	333,220.85	5.933	71.92	705	90.52
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Stated Income, Verified Asset	765	$249,667,803.03	40.97%	$326,363.14	6.264%	78.26%	703	93.64%
Stated Income, Stated Asset	478	145,466,291.47	23.87	304,322.79	6.518	77.35	674	71.74
Full Doc	430	105,960,277.58	17.39	246,419.25	6.123	79.39	689	84.39
No Ratio	230	72,188,487.47	11.85	313,862.99	6.398	76.74	705	91.70
No Income, No Asset	144	36,111,031.65	5.93	250,771.05	6.198	67.45	699	85.98
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS *(continued))*

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
6 Mo Libor Arm (IO)	24	$8,555,720.00	1.40%	$356,488.33	5.933%	78.18%	716	100.00 %
2/6 Arm	217	55,337,832.19	9.08	255,013.05	6.809	80.63	646	N/A
2/6 Arm (IO)	663	219,814,200.00	36.07	331,544.80	6.218	78.05	689	100.00
3/1 Arm	2	324,729.71	0.05	162,364.86	4.370	93.03	515	N/A
3/6 Arm	20	6,821,940.82	1.12	341,097.04	6.722	77.25	658	N/A
3/6 Arm (IO)	87	27,405,899.00	4.50	315,010.33	6.089	75.53	701	100.00
5/6 Arm	87	21,435,954.22	3.52	246,390.28	6.565	77.50	701	N/A
5/6 Arm (IO)	907	256,240,259.00	42.05	282,514.07	6.321	76.74	704	100.00
7/6 Arm	3	654,593.26	0.11	218,197.75	6.058	69.01	712	N/A
7/6 Arm (IO)	29	9,658,213.00	1.58	333,041.83	5.703	69.48	737	100.00
10/6 Arm (IO)	8	3,144,550.00	0.52	393,068.75	5.848	71.23	717	100.00
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

Index Type of Mortgage Loans

Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
6 Mo Libor	2,045	$609,069,161.49	99.95%	$297,833.33	6.313%	77.41%	694	86.17%
1 Yr Treasury	2	324,729.71	0.05	162,364.86	4.370	93.03	515	N/A
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS *(continued)*

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
California	926	$339,733,965.05	55.75%	$366,883.33	6.146%	75.62%	698	94.82%
New Jersey	149	49,014,204.69	8.04	328,954.39	6.806	79.24	669	57.22
Georgia	258	46,393,235.88	7.61	179,818.74	6.171	78.04	707	94.77
Florida	182	42,317,932.73	6.94	232,516.11	6.782	80.29	692	87.21
New York	63	22,256,385.02	3.65	353,275.95	6.623	80.31	674	64.65
Nevada	62	15,233,046.09	2.50	245,694.29	6.184	79.38	705	94.49
Colorado	53	11,735,978.27	1.93	221,433.55	6.144	80.42	709	91.36
Arizona	53	11,106,484.30	1.82	209,556.31	6.482	81.14	709	82.07
Washington	44	10,673,809.34	1.75	242,586.58	6.405	82.82	703	88.46
Massachusetts	35	10,320,289.30	1.69	294,865.41	6.784	77.20	668	42.74
Virginia	27	8,611,961.46	1.41	318,961.54	6.263	79.48	683	81.92
Connecticut	25	7,799,675.45	1.28	311,987.02	6.487	79.51	650	47.86
Maryland	24	7,306,890.34	1.20	304,453.76	6.373	77.80	678	70.22
Pennsylvania	20	4,351,732.00	0.71	217,586.60	6.695	81.92	659	27.77
Rhode Island	12	3,463,994.42	0.57	288,666.20	6.411	82.00	631	34.74
Texas	20	2,634,858.42	0.43	131,742.92	6.040	78.77	715	76.21
South Carolina	15	2,359,480.36	0.39	157,298.69	6.817	80.18	725	64.16
North Carolina	18	2,011,438.93	0.33	111,746.61	7.213	83.16	697	78.64
Oregon	8	1,774,270.66	0.29	221,783.83	6.140	79.84	697	83.42
Missouri	6	1,465,518.12	0.24	244,253.02	6.277	83.51	722	64.82
Illinois	6	1,382,020.40	0.23	230,336.73	7.018	82.72	689	39.93
Minnesota	5	1,303,200.00	0.21	260,640.00	5.920	80.00	728	100.00
New Mexico	8	1,179,672.48	0.19	147,459.06	6.164	82.47	734	71.29
Ohio	7	958,261.43	0.16	136,894.49	6.683	85.70	691	80.49
Michigan	5	644,374.05	0.11	128,874.81	7.700	84.49	640	N/A
Tennessee	3	611,675.00	0.10	203,891.67	6.930	80.40	710	100.00
Utah	2	597,600.00	0.10	298,800.00	6.932	80.00	676	100.00
Indiana	2	556,111.42	0.09	278,055.71	7.176	82.03	682	N/A
Hawaii	2	507,836.87	0.08	253,918.44	5.789	70.56	673	68.53
New Hampshire	3	456,754.21	0.07	152,251.40	7.052	85.66	628	N/A
District of Columbia	1	280,000.00	0.05	280,000.00	5.875	64.37	695	100.00
Delaware	1	140,872.53	0.02	140,872.53	6.500	88.13	618	N/A
Iowa	1	132,500.00	0.02	132,500.00	6.875	100.00	717	100.00
Nebraska	1	77,861.98	0.01	77,861.98	6.625	100.00	675	N/A
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteùmand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell o r buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS *(continued)*

Original Prepayment Penalty Term

Original Prepayment Penalty Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
0	513	$157,059,569.64	25.77%	$306,159.01	6.593%	78.65%	684	71.83%
6	31	14,555,853.52	2.39	469,543.66	6.220	74.03	720	98.30
12	224	75,243,338.09	12.35	335,907.76	6.341	75.65	697	86.98
24	700	206,728,399.14	33.92	295,326.28	6.205	78.05	690	90.44
36	485	131,295,417.81	21.55	270,712.20	6.194	76.71	701	91.98
60	94	24,511,313.00	4.02	260,758.65	6.009	75.42	723	100.00
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
N/A	1	$155,819.73	0.03%	$155,819.73	4.500%	93.92%	N/A	N/A
500 - 525	2	425,492.17	0.07	212,746.09	7.084	84.84	520	N/A
526 - 550	1	348,845.50	0.06	348,845.50	8.150	84.34	547	N/A
551 - 575	2	459,431.49	0.08	229,715.75	7.118	84.72	565	N/A
576 - 600	64	18,125,640.31	2.97	283,213.13	6.722	79.30	590	41.53
601 - 625	119	32,212,540.96	5.29	270,693.62	6.578	76.96	615	63.96
626 - 650	243	73,908,323.31	12.13	304,149.48	6.591	77.99	639	78.99
651 - 675	347	102,643,892.10	16.84	295,803.72	6.435	77.84	663	86.99
676 - 700	383	119,614,153.82	19.63	312,308.50	6.278	77.05	687	89.55
701 - 725	315	93,085,220.38	15.28	295,508.64	6.226	77.43	712	90.17
726 - 750	241	72,408,233.52	11.88	300,449.10	6.124	78.17	738	93.59
751 - 775	202	59,788,620.44	9.81	295,983.27	6.082	76.93	762	93.73
776 - 800	109	30,526,943.47	5.01	280,063.70	5.985	75.18	786	93.27
801 - 825	18	5,690,734.00	0.93	316,151.89	6.146	72.15	806	100.00
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

Margins of Adjustable Rate Mortgage Loans

Margins (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
2.000 - 2.499	832	$226,954,242.37	37.24%	$272,781.54	6.269%	76.48%	708	91.83%
2.500 - 2.999	540	174,887,547.50	28.70	323,865.83	6.238	77.31	696	94.10
3.000 - 3.499	188	56,110,847.80	9.21	298,461.96	6.212	75.72	701	91.95
3.500 - 3.999	122	45,850,939.34	7.52	375,827.37	6.062	76.33	716	96.62
4.000 - 4.499	16	5,255,035.78	0.86	328,439.74	6.054	77.05	694	75.72
4.500 - 4.999	22	8,375,004.68	1.37	380,682.03	5.941	77.83	643	78.10
5.000 - 5.499	69	21,672,151.28	3.56	314,089.15	6.257	78.54	647	62.04

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

5.500 - 5.999	146	40,148,745.75	6.59	274,991.41	6.700	81.29	639	47.43
6.000 - 6.499	62	16,731,906.29	2.75	269,869.46	7.096	83.26	637	43.70
6.500 - 6.999	31	8,401,827.82	1.38	271,026.70	7.324	84.72	648	45.15
7.000 - 7.499	15	3,986,229.30	0.65	265,748.62	7.742	83.57	639	30.71
7.500 - 7.999	4	1,019,413.29	0.17	254,853.32	8.803	89.18	630	60.50
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS *(continued)*

Next Rate Change Dates of Adjustable Rate Mortgage Loans

Next Rate Change Dates	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
January 2006	1	$432,000.00	0.07%	$432,000.00	5.875%	80.00%	683	100.00 %
February 2006	6	2,142,028.00	0.35	357,004.67	5.890	76.69	698	100.00
March 2006	9	3,680,792.00	0.60	408,976.89	5.945	79.83	728	100.00
April 2006	7	2,200,900.00	0.36	314,414.29	5.967	77.60	717	100.00
May 2006	1	100,000.00	0.02	100,000.00	5.875	54.43	772	100.00
April 2007	2	488,828.74	0.08	244,414.37	7.786	82.38	540	N/A
June 2007	2	576,030.44	0.09	288,015.22	7.992	84.38	557	N/A
July 2007	18	5,436,854.46	0.89	302,047.47	6.001	78.08	712	87.51
August 2007	104	31,253,692.87	5.13	300,516.28	5.959	77.31	704	90.04
September 2007	233	76,840,106.56	12.61	329,785.87	6.353	77.88	689	81.98
October 2007	326	101,326,316.12	16.63	310,816.92	6.400	79.66	677	79.23
November 2007	195	59,230,203.00	9.72	303,744.63	6.410	78.20	663	73.68
April 2008	1	155,819.73	0.03	155,819.73	4.500	93.92	N/A	N/A
June 2008	1	239,000.00	0.04	239,000.00	5.625	81.57	750	100.00
July 2008	4	761,697.98	0.12	190,424.50	5.448	82.93	655	77.82
August 2008	14	3,248,715.00	0.53	232,051.07	6.152	74.83	711	100.00
September 2008	38	12,925,568.50	2.12	340,146.54	6.338	75.49	699	80.73
October 2008	28	8,949,918.32	1.47	319,639.94	6.043	76.44	684	84.08
November 2008	23	8,271,850.00	1.36	359,645.65	6.281	75.79	683	64.87
June 2010	3	543,400.00	0.09	181,133.33	5.820	63.94	746	100.00
July 2010	70	21,396,644.31	3.51	305,666.35	6.051	76.72	701	97.52
August 2010	207	57,734,929.34	9.47	278,912.70	6.132	77.18	704	94.20
September 2010	257	72,642,740.27	11.92	282,656.58	6.411	76.96	706	91.36
October 2010	275	79,202,513.30	13.00	288,009.14	6.365	76.36	702	89.92
November 2010	182	46,155,986.00	7.57	253,604.32	6.587	76.99	704	92.87
June 2012	1	300,000.00	0.05	300,000.00	5.375	71.43	762	100.00
July 2012	6	1,850,000.00	0.30	308,333.33	5.614	63.14	738	100.00
August 2012	9	3,107,043.60	0.51	345,227.07	5.659	69.95	723	85.89
September 2012	6	1,522,962.66	0.25	253,827.11	6.030	72.40	667	85.81
October 2012	4	1,328,900.00	0.22	332,225.00	5.633	80.53	747	100.00
November 2012	6	2,203,900.00	0.36	367,316.67	5.805	65.04	786	100.00
September 2015	2	1,042,000.00	0.17	521,000.00	5.734	79.85	721	100.00
October 2015	3	1,248,850.00	0.20	416,283.33	5.886	59.71	715	100.00
November 2015	3	853,700.00	0.14	284,566.67	5.931	77.54	715	100.00
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS *(continued)*

Maximum Mortgage Rates of Adjustable Rate Mortgage Loans

Maximum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
9.000 - 9.499	1	$168,909.98	0.03%	$168,909.98	4.250%	92.20%	515	N/A
9.500 - 9.999	9	3,675,174.73	0.60	408,352.75	4.795	68.12	712	95.76
10.000 - 10.499	36	10,431,615.01	1.71	289,767.08	5.232	74.05	738	89.04
10.500 - 10.999	280	86,800,408.68	14.24	310,001.46	5.704	72.96	714	96.17
11.000 - 11.499	315	95,287,454.57	15.64	302,499.86	5.987	75.22	705	92.04
11.500 - 11.999	534	159,151,617.92	26.12	298,036.74	6.182	77.09	701	93.67
12.000 - 12.499	369	107,591,301.39	17.66	291,575.34	6.434	78.77	686	85.91
12.500 - 12.999	313	94,897,807.53	15.57	303,187.88	6.823	79.97	671	71.87
13.000 - 13.499	119	33,184,794.46	5.45	278,863.82	7.300	83.45	661	61.30
13.500 - 13.999	49	12,901,268.57	2.12	263,291.20	7.688	84.14	668	60.89
14.000 - 14.499	12	2,765,244.21	0.45	230,437.02	8.120	84.23	640	39.22
14.500 - 14.999	8	2,387,093.69	0.39	298,386.71	7.926	85.12	671	72.73
15.500 - 15.999	2	151,200.46	0.02	75,600.23	9.543	96.70	663	65.97
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

Minimum Mortgage Rates of Adjustable Rate Mortgage Loans

Minimum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
2.000 - 2.499	832	$226,954,242.37	37.24%	$272,781.54	6.269%	76.48%	708	91.83%
2.500 - 2.999	538	174,023,547.50	28.56	323,463.84	6.238	77.30	696	94.07
3.000 - 3.499	188	56,110,847.80	9.21	298,461.96	6.212	75.72	701	91.95
3.500 - 3.999	122	45,850,939.34	7.52	375,827.37	6.062	76.33	716	96.62
4.000 - 4.499	13	4,318,585.85	0.71	332,198.91	6.193	78.78	707	81.72
4.500 - 4.999	2	972,800.00	0.16	486,400.00	6.876	79.03	658	100.00
5.000 - 5.499	10	2,377,420.56	0.39	237,742.06	5.957	70.66	667	69.88
5.500 - 5.999	24	8,312,622.81	1.36	346,359.28	5.849	78.64	647	75.25
6.000 - 6.499	76	24,140,136.86	3.96	317,633.38	6.227	78.98	648	61.66
6.500 - 6.999	148	41,451,038.55	6.80	280,074.58	6.743	80.49	639	49.68
7.000 - 7.499	59	16,419,653.16	2.69	278,299.21	7.212	84.87	636	38.21
7.500 - 7.999	23	5,799,717.35	0.95	252,161.62	7.695	88.33	646	35.05
8.000 - 8.499	6	1,143,168.69	0.19	190,528.12	8.170	86.09	605	N/A
8.500 - 8.999	6	1,519,170.36	0.25	253,195.06	8.745	88.53	643	40.60
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any stra tegy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell o r buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required , a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, acco untant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS *(continued)*

Initial Periodic Rate Caps of Adjustable Rate Mortgage Loans

Initial Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
1.000	22	$7,286,649.71	1.20%	$331,211.35	5.755%	78.54%	711	95.54%
2.000	27	7,736,434.00	1.27	286,534.59	5.847	76.18	721	100.00
3.000	961	303,172,155.05	49.75	315,475.71	6.334	78.34	682	79.76
4.000	1	168,000.00	0.03	168,000.00	6.250	80.00	666	100.00
5.000	984	273,220,882.82	44.83	277,663.50	6.334	76.70	704	91.99
6.000	52	17,809,769.62	2.92	342,495.57	6.021	72.68	720	94.32
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

Subsequent Periodic Rate Caps of Adjustable Rate Mortgage Loans

Subsequent Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
1.000	2,047	$609,393,891.20	100.00%	$297,700.97	6.312%	77.42%	694	86.12%
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Fixed Rate Mortgage Loan Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

	Collateral Summary		Ranges (if applicable)
Total Number of Loans		1,223	
Total Outstanding Loan Principal Balance		383,777,957.00	
Average Outstanding Loan Principal Balance		313,800.46	$ 40,612.43 - $1,981,800.00
WA Coupon		6.054%	4.750% - 9.000%
WA Remaining Term (mo.)		352	176 - 360
WA Original LTV**		68.82%	12.84% - 100.00%
WA FICO*		715	581 - 820
WA Seasoning (mo.)		1	0 - 7
Interest Only Loans		52.46%	
1st Liens		100.00%	
2nd Liens		0.00%	
Simultaneous 2nd Liens		30.39%	
Loan Type			
ARM		0.00%	
Fixed		100.00%	
Geographic Distribution			
	CA	54.63%	
	GA	14.10%	
	NY	8.84%	

*Zero Values Excluded

**WA Original LTV is defined as the Loan-to-Value Ratios of the First Lien Mortgage Loans.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – FIXED RATE MORTGAGE LOANS

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon*	WA OLTV	WA FICO*	IO %
25,000.01 - 50,000.00	3	$139,612.43	0.04%	$46,537.48	7.191%	54.13%	684	N/A
50,000.01 - 75,000.00	24	1,542,862.72	0.40	64,285.95	6.925	72.47	690	4.70
75;000.01 - 100,000.00	57	5,060,518.78	1.32	88,781.03	6.593	64.20	706	27.07
100,000.01 - 125,000.00	70	7,873,393.74	2.05	112,477.05	6.487	71.95	699	49.27
125,000.01 - 150,000.00	96	13,346,906.16	3.48	139,030.27	6.379	69.41	704	42.01
150,000.01 - 175,000.00	97	15,777,063.27	4.11	162,650.14	6.288	66.85	697	27.51
175,000.01 - 200,000.00	103	19,315,658.62	5.03	187,530.67	6.321	69.90	708	45.48
200,000.01 - 225,000.00	69	14,747,342.33	3.84	213,729.60	6.349	71.44	696	47.72
225,000.01 - 250,000.00	76	18,173,206.12	4.74	239,121.13	6.178	70.55	687	46.48
250,000.01 - 275,000.00	59	15,361,373.39	4.00	260,362.26	6.104	68.90	699	52.53
275,000.01 - 300,000.00	68	19,679,560.41	5.13	289,405.30	6.176	71.47	707	51.38
300,000.01 - 325,000.00	41	12,827,990.80	3.34	312,877.82	6.112	70.10	711	65.90
325,000.01 - 359,650.00	65	22,279,061.62	5.81	342,754.79	6.177	72.98	700	53.57
359,650.01 - 500,000.00	229	97,033,825.76	25.28	423,728.50	5.945	69.05	725	52.50
500,000.01 -1,000,000.00	151	99,881,843.66	26.03	661,469.16	5.884	67.84	723	54.63
>1,000,000.00	15	20,737,737.19	5.40	1,382,515.81	5.732	61.06	749	85.50
Total:	**1,223**	**$383,777,957.00**	**100.00%**	**$313,800.46**	**6.054%**	**68.82%**	**715**	**52.46%**

*weighted by principal balance

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
25,000.01 - 50,000.00	3	$139,612.43	0.04%	$46,537.48	7.191%	54.13%	684	N/A
50,000.01 - 75,000.00	24	1,542,862.72	0.40	64,285.95	6.925	72.47	690	4.70
75,000.01 - 100,000.00	57	5,060,518.78	1.32	88,781.03	6.593	64.20	706	27.07
100,000.01 - 125,000.00	70	7,873,393.74	2.05	112,477.05	6.487	71.95	699	49.27
125,000.01 - 150,000.00	97	13,496,783.47	3.52	139,142.10	6.374	69.52	703	41.54
150,000.01 - 175,000.00	96	15,627,185.96	4.07	162,783.19	6.292	66.73	697	27.78
175,000.01 - 200,000.00	103	19,315,658.62	5.03	187,530.67	6.321	69.90	708	45.48
200,000.01 - 225,000.00	69	14,747,342.33	3.84	213,729.60	6.349	71.44	696	47.72
225,000.01 - 250,000.00	76	18,173,206.12	4.74	239,121.13	6.178	70.55	687	46.48
250,000.01 - 275,000.00	59	15,361,373.39	4.00	260,362.26	6.104	68.90	699	52.53
275,000.01 - 300,000.00	68	19,679,560.41	5.13	289,405.30	6.176	71.47	707	51.38
300,000.01 - 325,000.00	41	12,827,990.80	3.34	312,877.82	6.112	70.10	711	65.90
325,000.01 - 359,650.00	66	22,638,325.75	5.90	343,004.94	6.173	73.09	700	52.72
359,650.01 - 500,000.00	228	96,674,561.63	25.19	424,011.24	5.945	69.01	725	52.69
500,000.01 -1,000,000.00	151	99,881,843.66	26.03	661,469.16	5.884	67.84	723	54.63
>1,000,000.00	15	20,737,737.19	5.40	1,382,515.81	5.732	61.06	749	85.50
Total:	**1,223**	**$383,777,957.00**	**100.00%**	**$313,800.46**	**6.054%**	**68.82%**	**715**	**52.46%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – FIXED RATE MORTGAGE LOANS *(continued)*

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
4.500 - 4.999	3	$851,008.05	0.22%	$283,669.35	4.865%	71.84%	709	N/A
5.000 - 5.499	121	57,691,893.08	15.03	476,792.50	5.183	59.13	738	49.24
5.500 - 5.999	399	136,895,884.75	35.67	343,097.46	5.775	66.12	726	50.77
6.000 - 6.499	304	95,461,003.37	24.87	314,016.46	6.201	70.18	713	59.98
6.500 - 6.999	269	68,187,402.00	17.77	253,484.77	6.647	76.10	685	49.45
7.000 - 7.499	72	13,523,527.08	3.52	187,826.77	7.138	79.12	692	56.66
7.500 - 7.999	39	7,421,935.45	1.93	190,306.04	7.632	85.01	695	45.68
8.000 - 8.499	8	2,016,894.43	0.53	252,111.80	8.117	81.48	664	10.10
8.500 - 8.999	7	1,670,108.79	0.44	238,586.97	8.543	76.61	752	72.50
9.000 - 9.499	1	58,300.00	0.02	58,300.00	9.000	77.32	691	N/A
Total:	**1,223**	**$383,777,957.00**	**100.00%**	**$313,800.46**	**6.054%**	**68.82%**	**715**	**52.46%**

Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
120 - 180	54	$12,484,999.01	3.25%	$231,203.69	5.811%	59.37%	699	N/A
181 - 240	10	1,758,102.86	0.46	175,810.29	6.152	59.74	696	N/A
241 - 360	1,159	369,534,855.13	96.29	318,839.39	6.061	69.18	716	54.49
Total:	**1,223**	**$383,777,957.00**	**100.00%**	**$313,800.46**	**6.054%**	**68.82%**	**715**	**52.46%**

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
121 - 180	54	$12,484,999.01	3.25%	$231,203.69	5.811%	59.37%	699	N/A
181 - 240	10	1,758,102.86	0.46	175,810.29	6.152	59.74	696	N/A
301 - 360	1,159	369,534,855.13	96.29	318,839.39	6.061	69.18	716	54.49
Total:	**1,223**	**$383,777,957.00**	**100.00%**	**$313,800.46**	**6.054%**	**68.82%**	**715**	**52.46%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell o r buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required , a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – FIXED RATE MORTGAGE LOANS *(continued)*

Seasoning of Mortgage Loans

Seasoning (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
0 - 6	1,222	$383,679,867.00	99.97%	$313,976.98	6.054%	68.81%	715	52.45%
7 - 12	1	98,090.00	0.03	98,090.00	6.375	85.00	725	100.00
Total:	**1,223**	**$383,777,957.00**	**100.00%**	**$313,800.46**	**6.054%**	**68.82%**	**715**	**52.46%**

Original Loan-to-Value Ratios of Mortgage Loans

Original LTVs (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
0.01 - 25.00	14	$1,982,051.58	0.52%	$141,575.11	5.759%	19.20%	739	46.62%
25.01 - 30.00	16	4,063,110.52	1.06	253,944.41	5.760	28.21	713	37.88
30.01 - 35.00	22	6,048,659.90	1.58	274,939.09	5.614	33.02	722	51.19
35.01 - 40.00	31	7,913,723.52	2.06	255,281.40	5.539	37.70	725	52.79
40.01 - 45.00	26	7,464,142.62	1.94	287,082.41	5.810	43.04	723	39.18
45.01 - 50.00	53	15,802,190.43	4.12	298,154.54	5.852	47.88	708	44.25
50.01 - 55.00	73	23,616,083.72	6.15	323,508.00	5.835	52.31	725	45.13
55.01 - 60.00	114	43,975,082.18	11.46	385,746.33	5.765	58.05	725	55.45
60.01 - 65.00	112	47,875,418.96	12.47	427,459.10	5.799	63.71	718	49.94
65.01 - 70.00	76	27,987,714.08	7.29	368,259.40	6.056	68.69	725	44.55
70.01 - 75.00	58	20,631,647.95	5.38	355,718.07	6.016	73.30	723	58.62
75.01 - 80.00	499	147,968,431.87	38.56	296,529.92	6.219	79.65	709	57.84
80.01 - 85.00	15	4,347,582.06	1.13	289,838.80	6.505	83.93	663	24.74
85.01 - 90.00	46	10,232,082.78	2.67	222,436.58	6.586	89.64	694	40.20
90.01 - 95.00	45	8,887,757.97	2.32	197,505.73	7.090	94.74	716	49.33
95.01 - 100.00	23	4,982,276.86	1.30	216,620.73	6.709	99.91	741	60.69
Total:	**1,223**	**$383,777,957.00**	**100.00%**	**$313,800.46**	**6.054%**	**68.82%**	**715**	**52.46%**

Occupancy Status of Mortgage Loans

Occupancy Status	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Owner Occupied	1,030	$335,660,429.18	87.46%	$325,883.91	6.014%	68.92%	715	51.99%
Investor	148	$35,245,269.80	9.18	238,143.71	6.387	66.54	718	52.95
Second Home	45	12,872,258.02	3.35	286,050.18	6.178	72.21	720	63.43
Total:	**1,223**	**$383,777,957.00**	**100.00%**	**$313,800.46**	**6.054%**	**68.82%**	**715**	**52.46%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – FIXED RATE MORTGAGE LOANS *(continued)*

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Single Family	776	$248,128,341.01	64.65%	$319,753.02	6.006%	67.92%	713	48.16%
Pud	266	73,775,850.41	19.22	277,352.82	6.084	73.03	724	62.36
Condo	87	28,621,504.06	7.46	328,982.81	6.172	71.27	724	72.67
2 Family	68	24,241,708.75	6.32	356,495.72	6.298	64.47	711	45.71
3-4 Family	26	9,010,552.77	2.35	346,559.72	6.100	63.00	700	44.04
Total:	**1,223**	**$383,777,957.00**	**100.00%**	**$313,800.46**	**6.054%**	**68.82%**	**715**	**52.46%**

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Cashout Refinance	599	$194,279,422.65	50.62%	$324,339.60	5.995%	63.86%	704	43.31%
Purchase	497	141,123,982.10	36.77	283,951.67	6.219	77.21	726	60.95
Rate/Term Refinance	127	48,374,552.25	12.60	380,901.99	5.805	64.25	730	64.48
Total:	**1,223**	**$383,777,957.00**	**100.00%**	**$313,800.46**	**6.054%**	**68.82%**	**715**	**52.46%**

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Stated Income, Verified Asset	320	$105,024,887.91	27.37%	$328,202.77	6.213%	73.19%	717	62.21%
Full Doc	290	97,434,199.89	25.39	335,980.00	5.956	74.43	728	56.50
No Income, No Asset	289	84,573,989.26	22.04	292,643.56	5.856	57.10	715	47.04
Stated Income, Stated Asset	216	62,536,849.21	16.30	289,522.45	6.231	69.68	696	36.35
No Ratio	108	34,208,030.73	8.91	316,741.03	6.009	66.80	712	53.91
Total:	**1,223**	**$383,777,957.00**	**100.00%**	**$313,800.46**	**6.054%**	**68.82%**	**715**	**52.46%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – FIXED RATE MORTGAGE LOANS *(continued)*

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
15Y Fixed Amort	54	$12,484,999.01	3.25%	$231,203.69	5.811%	59.37%	699	N/A
20Y Fixed Amort	10	1,758,102.86	0.46	175,810.29	6.152	59.74	696	N/A
30Y Fixed Amort	582	166,787,026.13	43.46	286,575.65	6.072	68.50	711	N/A
30Y Fixed Amort (IO)	575	201,347,829.00	52.46	350,170.14	6.054	69.69	720	100.00
Fix Balloon (40 Yr A)	2	1,400,000.00	0.36	700,000.00	5.918	76.80	662	N/A
Total:	**1,223**	**$383,777,957.00**	**100.00%**	**$313,800.46**	**6.054%**	**68.82%**	**715**	**52.46%**

Index Type of Mortgage Loans

Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Fixed	1,223	$383,777,957.00	100.00%	$313,800.46	6.054%	68.82%	715	52.46%
Total:	**1,223**	**$383,777,957.00**	**100.00%**	**$313,800.46**	**6.054%**	**68.82%**	**715**	**52.46%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell o r buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required , a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, acco untant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – FIXED RATE MORTGAGE LOANS *(continued)*

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
California	558	$209,667,504.62	54.63%	$375,748.22	5.828%	64.10%	720	53.48%
Georgia	225	54,094,671.48	14.10	240,420.76	6.179	76.60	727	72.69
New York	98	33,914,373.68	8.84	346,065.04	6.416	72.45	685	35.26
New Jersey	88	26,683,990.90	6.95	303,227.17	6.330	70.92	705	39.52
Florida	43	12,371,076.47	3.22	287,699.45	6.567	68.80	728	65.45
Massachusetts	13	5,495,446.29	1.43	422,726.64	6.270	68.50	708	43.16
Washington	23	5,429,353.10	1.41	236,058.83	6.070	79.43	726	60.62
Pennsylvania	22	3,911,112.83	1.02	177,777.86	6.433	73.60	688	35.05
Colorado	15	3,057,120.63	0.80	203,808.04	6.597	87.49	709	64.63
North Carolina	11	2,664,942.94	0.69	242,267.54	6.911	80.36	684	21.02
Connecticut	12	2,360,668.62	0.62	196,722.39	6.364	78.48	705	7.55
Maryland	8	2,359,052.64	0.61	294,881.58	6.044	74.29	701	12.89
Oregon	10	2,092,078.90	0.55	209,207.89	6.160	77.45	718	78.48
Arizona	12	2,077,234.65	0.54	173,102.89	6.405	79.68	694	40.07
Texas	14	2,021,739.27	0.53	144,409.95	6.740	82.75	692	6.37
Nevada	8	1,903,852.75	0.50	237,981.59	6.189	74.95	705	62.15
Michigan	9	1,816,369.10	0.47	201,818.79	6.588	79.60	708	38.71
Ohio	7	1,811,023.48	0.47	258,717.64	6.099	73.81	714	63.76
Virginia	5	1,568,516.82	0.41	313,703.36	6.506	80.00	687	52.53
Alabama	4	$1,465,536.10	0.38	366,384.03	6.381	75.71	679	30.68
Illinois	3	889,296.94	0.23	296,432.31	5.854	80.71	764	N/A
New Hampshire	1	897,099.98	0.23	897,099.98	5.625	60.00	777	N/A
New Mexico	7	804,822.46	0.21	114,974.64	6.156	73.44	702	65.96
Tennessee	7	798,063.26	0.21	114,009.04	7.354	85.91	661	50.95
Minnesota	1	620,000.00	0.16	620,000.00	5.625	59.05	757	100.00
South Carolina	5	630,104.75	0.16	126,020.95	7.385	93.65	734	39.62
Delaware	2	525,771.49	0.14	262,885.75	6.332	76.05	774	N/A
Utah	4	551,364.74	0.14	137,841.19	6.523	78.16	715	35.33
Indiana	3	496,119.67	0.13	165,373.22	7.407	91.68	734	N/A
Maine	2	356,748.44	0.09	178,374.22	5.976	77.64	652	N/A
Missouri	1	225,200.00	0.06	225,200.00	6.750	80.00	671	100.00
Idaho	1	104,900.00	0.03	104,900.00	5.625	37.88	758	100.00
Nebraska	1	112,800.00	0.03	112,800.00	5.500	80.00	743	N/A
Total:	**1,223**	**$383,777,957.00**	**100.00%**	**$313,800.46**	**6.054%**	**68.82%**	**715**	**52.46%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any stra tegy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell o r buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required , a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – FIXED RATE MORTGAGE LOANS *(continued)*

Original Prepayment Penalty Term

Original Prepayment Penalty Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
No Penalty	258	$79,196,118.59	20.64%	$306,961.70	6.292%	70.63%	711	46.34%
12	121	36,902,601.51	9.62	304,980.18	6.427	72.46	693	29.71
24	94	25,138,371.99	6.55	267,429.49	6.275	69.81	711	52.21
36	649	204,081,830.93	53.18	314,455.83	5.886	66.92	717	53.74
60	101	38,459,033.98	10.02	380,782.51	5.948	71.02	742	80.31
Total:	**1,223**	**$383,777,957.00**	**100.00%**	**$313,800.46**	**6.054%**	**68.82%**	**715**	**52.46%**

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Not Available	1	$208,297.35	0.05%	$208,297.35	6.125%	50.00%	N/A	N/A
576 - 600	12	2,648,170.92	0.69	220,680.91	6.637	70.89	593	10.42
601 - 625	43	11,500,662.22	3.00	267,457.26	6.467	66.87	618	24.55
626 - 650	110	26,425,213.78	6.89	240,229.22	6.427	67.85	638	47.99
651 - 675	187	51,447,433.65	13.41	275,119.97	6.226	71.21	663	46.49
676 - 700	198	58,111,285.68	15.14	293,491.34	6.162	71.93	687	50.07
701 - 725	199	62,167,110.90	16.20	312,397.54	6.054	70.74	713	56.35
726 - 750	176	58,403,898.07	15.22	331,840.33	5.999	67.58	736	58.14
751 - 775	162	57,117,800.11	14.88	352,579.01	5.873	67.38	762	61.30
776 - 800	115	48,649,145.27	12.68	423,036.05	5.684	63.51	786	51.23
801 - 825	20	7,098,939.05	1.85	354,946.95	6.074	73.71	808	51.14
Total:	**1,223**	**$383,777,957.00**	**100.00%**	**$313,800.46**	**6.054%**	**68.82%**	**715**	**52.46%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Interest Only Mortgage Loan Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

		Collateral Summary	Ranges (if applicable)
Total Number of Loans		2,293	
Total Outstanding Loan Principal Balance		$726,166,670.00	
Average Outstanding Loan Principal Balance		$316,688.47	
WA Coupon		6.192%	4.000% - 9.500%
WA Remaining Term (mo.)		358	353 - 360
WA Original LTV**		75.03%	13.84% - 100.00%
WA FICO*		705	580 - 822
WA Seasoning (mo.)		2	0 - 7
Interest Only Loans		100.00%	
1st Liens		100.00%	
2nd Liens		0.00%	
Simultaneous 2nd Liens		55.94%	
Loan Type			
ARM		72.27%	
Fixed		27.73%	
Geographic Distribution			
	CA	59.80%	
	GA	11.47%	
	FL	6.20%	
ARM Characteristics			
Gross Margin		2.990%	2.250% - 7.600%
Initial Periodic Cap		4.013%	1.000% - 6.000%
Subsequent Periodic Cap		1.000%	1.000% - 1.000%
Lifetime Maximum Rate		11.751%	9.750% - 15.500%
Lifetime Minimum Rate		3.082%	2.250% - 8.875%

*Zero Values Excluded

**WA Original LTV is defined as the Loan-to-Value Ratios of the First Lien Mortgage Loans.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – INTEREST ONLY LOANS

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon*	WA OLTV*	WA FICO*	IO %
50,000.01 - 75,000.00	10	$683,409.00	0.09%	$68,340.90	6.756%	68.85%	699	100.00 %
75,000.01 - 100,000.00	72	6,521,540.00	0.90	90,576.94	6.648	72.55	712	100.00
100,000.01 - 125,000.00	113	12,890,264.00	1.78	114,073.13	6.515	78.99	703	100.00
125,000.01 - 150,000.00	170	23,670,314.00	3.26	139,237.14	6.396	76.80	705	100.00
150,000.01 - 175,000.00	146	23,628,164.00	3.25	161,836.74	6.448	77.02	705	100.00
175,000.01 - 200,000.00	179	33,745,897.00	4.65	188,524.56	6.329	77.63	707	100.00
200,000.01 - 225,000.00	163	34,768,619.00	4.79	213,304.41	6.270	76.94	699	100.00
225,000.01 - 250,000.00	133	31,824,395.00	4.38	239,281.17	6.266	77.10	699	100.00
250,000.01 - 275,000.00	148	38,858,445.00	5.35	262,557.06	6.229	77.03	703	100.00
275,000.01 - 300,000.00	155	44,668,864.00	6.15	288,186.22	6.147	76.74	696	100.00
300,000.01 - 325,000.00	117	36,744,103.00	5.06	314,052.16	6.197	76.09	698	100.00
325,000.01 - 359,650.00	157	53,716,094.00	7.40	342,140.73	6.240	76.87	693	100.00
359,650.01 - 500,000.00	481	204,688,692.00	28.19	425,548.22	6.152	76.05	704	100.00
500,000.01 -1,000,000.00	225	147,227,133.00	20.27	654,342.81	6.105	72.13	710	100.00
>1,000,000.00	24	32,530,737.00	4.48	1,355,447.38	5.911	62.31	734	100.00
Total:	**2,293**	**$726,166,670.00**	**100.00%**	**$316,688.47**	**6.192%**	**75.03%**	**705**	**100.00 %**

*weighted by principal balance

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
50,000.01 - 75,000.00	10	$683,409.00	0.09%	$68,340.90	6.756%	68.85%	699	100.00 %
75,000.01 - 100,000.00	72	6,521,540.00	0.90	90,576.94	6.648	72.55	712	100.00
100,000.01 - 125,000.00	113	12,890,264.00	1.78	114,073.13	6.515	78.99	703	100.00
125,000.01 - 150,000.00	170	23,670,314.00	3.26	139,237.14	6.396	76.80	705	100.00
150,000.01 - 175,000.00	146	23,628,164.00	3.25	161,836.74	6.448	77.02	705	100.00
175,000.01 - 200,000.00	179	33,745,897.00	4.65	188,524.56	6.329	77.63	707	100.00
200,000.01 - 225,000.00	163	34,768,619.00	4.79	213,304.41	6.270	76.94	699	100.00
225,000.01 - 250,000.00	133	31,824,395.00	4.38	239,281.17	6.266	77.10	699	100.00
250,000.01 - 275,000.00	148	38,858,445.00	5.35	262,557.06	6.229	77.03	703	100.00
275,000.01 - 300,000.00	155	44,668,864.00	6.15	288,186.22	6.147	76.74	696	100.00
300,000.01 - 325,000.00	117	36,744,103.00	5.06	314,052.16	6.197	76.09	698	100.00
325,000.01 - 359,650.00	157	53,716,094.00	7.40	342,140.73	6.240	76.87	693	100.00
359,650.01 - 500,000.00	481	204,688,692.00	28.19	425,548.22	6.152	76.05	704	100.00
500,000.01 -1,000,000.00	225	147,227,133.00	20.27	654,342.81	6.105	72.13	710	100.00
>1,000,000.00	24	32,530,737.00	4.48	1,355,447.38	5.911	62.31	734	100.00
Total:	**2,293**	**$726,166,670.00**	**100.00%**	**$316,688.47**	**6.192%**	**75.03%**	**705**	**100.00 %**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – INTEREST ONLY LOANS *(continued)*

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
4.000 - 4.499	1	$450,000.00	0.06%	$450,000.00	4.000%	51.14%	753	100.00%
4.500 - 4.999	26	9,351,705.00	1.29	359,680.96	4.832	71.98	717	100.00
5.000 - 5.499	140	58,941,449.00	8.12	421,010.35	5.217	64.80	729	100.00
5.500 - 5.999	679	227,087,931.00	31.27	334,444.67	5.762	72.42	717	100.00
6.000 - 6.499	606	192,168,401.00	26.46	317,109.57	6.198	75.71	704	100.00
6.500 - 6.999	544	162,057,729.00	22.32	297,900.24	6.667	78.71	688	100.00
7.000 - 7.499	195	49,143,246.00	6.77	252,016.65	7.166	81.26	683	100.00
7.500 - 7.999	77	20,805,558.00	2.87	270,202.05	7.609	81.71	688	100.00
8.000 - 8.499	17	3,684,611.00	0.51	216,741.82	8.167	86.06	681	100.00
8.500 - 8.999	7	2,376,290.00	0.33	339,470.00	8.622	82.79	724	100.00
9.500 - 9.999	1	99,750.00	0.01	99,750.00	9.500	95.00	651	100.00
Total:	**2,293**	**$726,166,670.00**	**100.00%**	**$316,688.47**	**6.192%**	**75.03%**	**705**	**100.00%**

Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
241 - 360	2,293	$726,166,670.00	100.00%	$316,688.47	6.192%	75.03%	705	100.00%
Total:	**2,293**	**$726,166,670.00**	**100.00%**	**$316,688.47**	**6.192%**	**75.03%**	**705**	**100.00%**

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
301 - 360	2,293	$726,166,670.00	100.00%	$316,688.47	6.192%	75.03%	705	100.00%
Total:	**2,293**	**$726,166,670.00**	**100.00%**	**$316,688.47**	**6.192%**	**75.03%**	**705**	**100.00%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – INTEREST ONLY LOANS *(continued)*

Seasoning of Mortgage Loans

Seasoning (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
0 - 6	2,292	$726,068,580.00	99.99%	$316,783.85	6.192%	75.03%	705	100.00%
7 - 12	1	98,090.00	0.01	98,090.00	6.375	85.00	725	100.00
Total:	**2,293**	**$726,166,670.00**	**100.00%**	**$316,688.47**	**6.192%**	**75.03%**	**705**	**100.00%**

Original Loan-to-Value Ratios of Mortgage Loans

Original LTVs (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
0.01 - 25.00	8	$1,791,000.00	0.25%	$223,875.00	6.155%	18.50%	749	100.00%
25.01 - 30.00	5	1,724,000.00	0.24	344,800.00	5.853	28.22	729	100.00
30.01 - 35.00	10	3,893,000.00	0.54	389,300.00	5.297	33.06	741	100.00
35.01 - 40.00	20	6,764,800.00	0.93	338,240.00	5.505	38.19	703	100.00
40.01 - 45.00	19	4,591,900.00	0.63	241,678.95	5.814	43.17	729	100.00
45.01 - 50.00	38	12,918,342.00	1.78	339,956.37	5.758	48.05	704	100.00
50.01 - 55.00	48	18,090,150.00	2.49	376,878.13	5.769	52.75	722	100.00
55.01 - 60.00	95	42,084,667.00	5.80	442,996.49	5.779	58.21	725	100.00
60.01 - 65.00	115	47,130,705.00	6.49	409,832.22	5.832	63.90	701	100.00
65.01 - 70.00	136	48,880,072.00	6.73	359,412.29	6.154	69.07	707	100.00
70.01 - 75.00	97	35,718,561.00	4.92	368,232.59	6.260	73.48	707	100.00
75.01 - 80.00	1,473	445,600,018.00	61.36	302,511.89	6.243	79.80	704	100.00
80.01 - 85.00	28	7,527,209.00	1.04	268,828.89	6.524	83.86	662	100.00
85.01 - 90.00	90	24,902,392.00	3.43	276,693.24	6.744	89.60	672	100.00
90.01 - 95.00	82	18,556,859.00	2.56	226,303.16	7.110	94.80	701	100.00
95.01 - 100.00	29	5,992,995.00	0.83	206,655.00	6.451	99.97	742	100.00
Total:	**2,293**	**$726,166,670.00**	**100.00%**	**$316,688.47**	**6.192%**	**75.03%**	**705**	**100.00%**

Occupancy Status of Mortgage Loans

Occupancy Status	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Owner Occupied	1,896	$626,347,076.00	86.25%	$330,351.83	6.138%	75.13%	703	100.00%
Investor	295	72,810,255.00	10.03	246,814.42	6.598	73.47	716	100.00
Second Home	102	27,009,339.00	3.72	264,797.44	6.352	76.88	719	100.00
Total:	**2,293**	**$726,166,670.00**	**100.00%**	**$316,688.47**	**6.192%**	**75.03%**	**705**	**100.00%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any stra tegy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell o r buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required , a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell o r buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required , a Placement Memorandum Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – INTEREST ONLY LOANS *(continued)*

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Single Family	1,292	$438,985,423.00	60.45%	$339,772.00	6.142%	74.34%	701	100.00 %
Pud	643	170,390,923.00	23.46	264,993.66	6.248	77.28	711	100.00
Condo	235	69,129,074.00	9.52	294,166.27	6.211	76.90	715	100.00
2 Family	74	26,715,950.00	3.68	361,026.35	6.480	72.96	696	100.00
3-4 Family	49	20,945,300.00	2.88	427,455.10	6.362	67.70	708	100.00
Total:	**2,293**	**$726,166,670.00**	**100.00%**	**$316,688.47**	**6.192%**	**75.03%**	**705**	**100.00 %**

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Purchase	1,502	$442,873,934.00	60.99%	$294,856.15	6.287%	79.21%	710	100.00 %
Cashout Refinance	659	229,779,434.00	31.64	348,678.96	6.089	68.56	690	100.00
Rate/Term Refinance	132	53,513,302.00	7.37	405,403.80	5.854	68.20	723	100.00
Total:	**2,293**	**$726,166,670.00**	**100.00%**	**$316,688.47**	**6.192%**	**75.03%**	**705**	**100.00 %**

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Stated Income, Verified Asset	889	$299,138,129.00	41.19%	$336,488.33	6.228%	77.03%	707	100.00 %
Full Doc	505	144,468,457.00	19.89	286,076.15	6.025	77.41	712	100.00
Stated Income, Stated Asset	401	127,091,561.00	17.50	316,936.56	6.334	75.44	688	100.00
No Ratio	259	84,637,025.00	11.66	326,783.88	6.306	74.78	706	100.00
No Income, No Asset	239	70,831,498.00	9.75	296,366.10	5.990	61.29	708	100.00
Total:	**2,293**	**$726,166,670.00**	**100.00%**	**$316,688.47**	**6.192%**	**75.03%**	**705**	**100.00 %**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – INTEREST ONLY LOANS *(continued)*

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
6 Mo Libor Arm (IO)	24	$8,555,720.00	1.18%	$356,488.33	5.933%	78.18%	716	100.00%
2/6 Arm (IO)	663	219,814,200.00	30.27	331,544.80	6.218	78.05	689	100.00
3/6 Arm (IO)	87	27,405,899.00	3.77	315,010.33	6.089	75.53	701	100.00
5/6 Arm (IO)	907	256,240,259.00	35.29	282,514.07	6.321	76.74	704	100.00
7/6 Arm (IO)	29	9,658,213.00	1.33	333,041.83	5.703	69.48	737	100.00
10/6 Arm (IO)	8	3,144,550.00	0.43	393,068.75	5.848	71.23	717	100.00
30Y Fixed Amort (IO)	575	201,347,829.00	27.73	350,170.14	6.054	69.69	720	100.00
Total:	**2,293**	**$726,166,670.00**	**100.00%**	**$316,688.47**	**6.192%**	**75.03%**	**705**	**100.00%**

Index Type of Mortgage Loans

Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
6 Mo Libor	1,718	$524,818,841.00	72.27%	$305,482.45	6.245%	77.08%	699	100.00 %
Fixed	575	201,347,829.00	27.73	350,170.14	6.054	69.69	720	100.00
Total:	**2,293**	**$726,166,670.00**	**100.00%**	**$316,688.47**	**6.192%**	**75.03%**	**705**	**100.00 %**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – INTEREST ONLY LOANS *(continued)*

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
California	1,138	$434,248,429.00	59.80%	$381,589.13	6.062%	73.04%	704	100.00 %
Georgia	385	83,290,275.00	11.47	216,338.38	6.156	77.29	718	100.00
Florida	179	45,003,389.00	6.20	251,415.58	6.748	78.58	702	100.00
New Jersey	107	38,591,127.00	5.31	360,664.74	6.606	75.09	693	100.00
New York	66	26,346,446.00	3.63	399,188.58	6.525	77.08	688	100.00
Nevada	63	15,577,537.00	2.15	247,262.49	6.161	79.02	706	100.00
Colorado	59	12,697,620.00	1.75	215,213.90	6.115	81.34	714	100.00
Washington	53	12,732,977.00	1.75	240,244.85	6.344	81.89	709	100.00
Arizona	49	9,947,344.00	1.37	203,007.02	6.437	81.32	712	100.00
Virginia	23	7,878,498.00	1.08	342,543.39	6.253	79.09	688	100.00
Massachusetts	18	6,782,500.00	0.93	376,805.56	6.407	73.94	715	100.00
Maryland	18	5,435,250.00	0.75	301,958.33	6.405	78.35	690	100.00
Connecticut	13	3,911,344.00	0.54	300,872.62	6.470	81.30	669	100.00
Oregon	15	3,121,990.00	0.43	208,132.67	6.183	79.64	709	100.00
Pennsylvania	11	2,579,150.00	0.36	234,468.18	6.225	81.65	704	100.00
North Carolina	17	2,142,051.00	0.29	126,003.00	7.147	84.76	701	100.00
Texas	15	2,136,826.00	0.29	142,455.07	5.863	77.62	712	100.00
Ohio	8	1,926,000.00	0.27	240,750.00	6.086	76.96	714	100.00
Minnesota	6	1,923,200.00	0.26	320,533.33	5.825	73.25	737	100.00
South Carolina	14	1,763,448.00	0.24	125,960.57	7.131	81.16	742	100.00
New Mexico	9	1,371,830.00	0.19	152,425.56	6.153	80.27	738	100.00
Rhode Island	3	1,203,500.00	0.17	401,166.67	5.971	77.58	648	100.00
Missouri	3	1,175,200.00	0.16	391,733.33	5.899	79.87	727	100.00
Tennessee	5	1,018,255.00	0.14	203,651.00	6.785	81.31	680	100.00
Utah	4	792,400.00	0.11	198,100.00	6.939	80.00	686	100.00
Michigan	3	703,200.00	0.10	234,400.00	6.062	74.77	728	100.00
Illinois	3	551,850.00	0.08	183,950.00	6.465	84.52	725	100.00
Alabama	2	449,634.00	0.06	224,817.00	6.396	80.00	714	100.00
Hawaii	1	348,000.00	0.05	348,000.00	5.750	80.00	690	100.00
District of Columbia	1	280,000.00	0.04	280,000.00	5.875	64.37	695	100.00
Iowa	1	132,500.00	0.02	132,500.00	6.875	100.00	717	100.00
Idaho	1	104,900.00	0.01	104,900.00	5.625	37.88	758	100.00
Total:	**2,293**	**$726,166,670.00**	**100.00%**	**$316,688.47**	**6.192%**	**75.03%**	**705**	**100.00 %**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – INTEREST ONLY LOANS *(continued)*

Original Prepayment Penalty Term

Original Prepayment Penalty Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
No Penalty	460	$149,519,140.00	20.59%	$325,041.61	6.439%	76.62%	700	100.00%
6	30	14,308,117.00	1.97	476,937.23	6.210	73.93	720	100.00
12	221	76,409,017.00	10.52	345,742.16	6.340	74.69	702	100.00
24	650	200,095,749.00	27.56	307,839.61	6.171	77.48	695	100.00
36	766	230,435,603.00	31.73	300,829.77	6.052	72.44	709	100.00
60	166	55,399,044.00	7.63	333,729.18	5.977	73.44	736	100.00
Total:	**2,293**	**$726,166,670.00**	**100.00%**	**$316,688.47**	**6.192%**	**75.03%**	**705**	**100.00%**

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
576 - 600	27	$7,803,800.00	1.07%	$289,029.63	6.753%	77.75%	591	100.00%
601 - 625	78	23,428,112.00	3.23	300,360.41	6.476	75.24	616	100.00
626 - 650	228	71,060,717.00	9.79	311,669.81	6.509	75.98	639	100.00
651 - 675	381	113,208,187.00	15.59	297,134.35	6.327	76.64	664	100.00
676 - 700	432	136,209,406.00	18.76	315,299.55	6.216	75.90	687	100.00
701 - 725	381	118,968,808.00	16.38	312,254.09	6.160	75.27	712	100.00
726 - 750	307	101,722,042.00	14.01	331,342.16	6.071	74.66	737	100.00
751 - 775	276	91,052,677.00	12.54	329,901.00	6.017	74.16	762	100.00
776 - 800	155	53,391,784.00	7.35	344,463.12	5.828	69.57	785	100.00
801 - 825	28	9,321,137.00	1.28	332,897.75	6.132	73.39	807	100.00
Total:	**2,293**	**$726,166,670.00**	**100.00%**	**$316,688.47**	**6.192%**	**75.03%**	**705**	**100.00%**

Margins of Adjustable Rate Mortgage Loans

Margins (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
2.000 - 2.499	757	$208,403,942.00	39.71%	$275,302.43	6.244%	76.34%	709	100.00%
2.500 - 2.999	496	164,565,634.00	31.36	331,785.55	6.216	77.38	696	100.00
3.000 - 3.499	173	51,595,389.00	9.83	298,239.24	6.198	75.28	701	100.00

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

3.500 - 3.999	116	44,299,728.00	8.44	381,894.21	6.039	76.67	718	100.00
4.000 - 4.499	11	3,979,192.00	0.76	361,744.73	5.978	77.34	714	100.00
4.500 - 4.999	15	6,540,680.00	1.25	436,045.33	5.979	79.28	652	100.00
5.000 - 5.499	42	13,444,834.00	2.56	320,115.10	6.262	78.47	656	100.00
5.500 - 5.999	63	19,043,292.00	3.63	302,274.48	6.666	82.28	639	100.00
6.000 - 6.499	26	7,311,600.00	1.39	281,215.38	6.984	82.42	631	100.00
6.500 - 6.999	13	3,793,800.00	0.72	291,830.77	7.036	83.38	643	100.00
7.000 - 7.499	4	1,224,000.00	0.23	306,000.00	7.346	85.23	641	100.00
7.500 - 7.999	2	616,750.00	0.12	308,375.00	8.755	92.81	664	100.00
Total:	**1,718**	**$524,818,841.00**	**100.00%**	**$305,482.45**	**6.245%**	**77.08%**	**699**	**100.00 %**

COLLATERAL TABLES – INTEREST ONLY LOANS *(continued)*

Next Rate Change Dates of Adjustable Rate Mortgage Loans

Next Rate Change Dates	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
January 2006	1	$432,000.00	0.08%	$432,000.00	5.875%	80.00%	683	100.00 %
February 2006	6	2,142,028.00	0.41	357,004.67	5.890	76.69	698	100.00
March 2006	9	3,680,792.00	0.70	408,976.89	5.945	79.83	728	100.00
April 2006	7	2,200,900.00	0.42	314,414.29	5.967	77.60	717	100.00
May 2006	1	100,000.00	0.02	100,000.00	5.875	54.43	772	100.00
July 2007	15	4,757,962.00	0.91	317,197.47	5.964	77.29	722	100.00
August 2007	92	28,141,455.00	5.36	305,885.38	5.855	76.69	706	100.00
September 2007	180	62,994,619.00	12.00	349,970.11	6.214	77.27	695	100.00
October 2007	242	80,277,321.00	15.30	331,724.47	6.301	79.15	686	100.00
November 2007	134	43,642,843.00	8.32	325,692.86	6.331	78.08	673	100.00
June 2008	1	239,000.00	0.05	239,000.00	5.625	81.57	750	100.00
July 2008	3	592,788.00	0.11	197,596.00	5.790	80.29	695	100.00
August 2008	14	3,248,715.00	0.62	232,051.07	6.152	74.83	711	100.00
September 2008	29	10,434,281.00	1.99	359,802.79	6.248	74.62	704	100.00
October 2008	23	7,525,265.00	1.43	327,185.43	5.923	75.40	696	100.00
November 2008	17	5,365,850.00	1.02	315,638.24	6.027	77.10	697	100.00
June 2010	3	543,400.00	0.10	181,133.33	5.820	63.94	746	100.00
July 2010	67	20,866,037.00	3.98	311,433.39	6.044	76.63	700	100.00
August 2010	191	54,383,860.00	10.36	284,732.25	6.121	77.26	704	100.00
September 2010	230	66,364,777.00	12.65	288,542.51	6.413	76.97	706	100.00
October 2010	248	71,216,757.00	13.57	287,164.34	6.327	75.99	704	100.00
November 2010	168	42,865,428.00	8.17	255,151.36	6.564	77.17	703	100.00
June 2012	1	300,000.00	0.06	300,000.00	5.375	71.43	762	100.00
July 2012	6	1,850,000.00	0.35	308,333.33	5.614	63.14	738	100.00
August 2012	7	2,668,520.00	0.51	381,217.14	5.700	70.99	725	100.00
September 2012	5	1,306,893.00	0.25	261,378.60	5.808	71.14	660	100.00
October 2012	4	1,328,900.00	0.25	332,225.00	5.633	80.53	747	100.00
November 2012	6	2,203,900.00	0.42	367,316.67	5.805	65.04	786	100.00
September 2015	2	1,042,000.00	0.20	521,000.00	5.734	79.85	721	100.00
October 2015	3	1,248,850.00	0.24	416,283.33	5.886	59.71	715	100.00

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell o r buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

November 2015	3	853,700.00	0.16	284,566.67	5.931	77.54	715	100.00
Total:	**1,718**	**$524,818,841.00**	**100.00%**	**$305,482.45**	**6.245%**	**77.08%**	**699**	**100.00 %**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – INTEREST ONLY LOANS *(continued)*

Maximum Mortgage Rates of Adjustable Rate Mortgage Loans

Maximum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
9.500 - 9.999	8	$3,519,355.00	0.67%	$439,919.38	4.808%	66.97%	712	100.00 %
10.000 - 10.499	33	9,288,604.00	1.77	281,472.85	5.236	74.04	742	100.00
10.500 - 10.999	269	83,477,053.00	15.91	310,323.62	5.704	73.19	713	100.00
11.000 - 11.499	286	87,704,711.00	16.71	306,659.83	5.979	75.36	706	100.00
11.500 - 11.999	494	149,073,964.00	28.40	301,769.16	6.170	77.08	703	100.00
12.000 - 12.499	314	92,434,629.00	17.61	294,377.80	6.431	78.77	692	100.00
12.500 - 12.999	209	68,201,829.00	13.00	326,324.54	6.823	79.89	679	100.00
13.000 - 13.499	68	20,343,266.00	3.88	299,165.68	7.328	83.04	667	100.00
13.500 - 13.999	27	7,855,080.00	1.50	290,928.89	7.624	83.18	678	100.00
14.000 - 14.499	4	1,084,475.00	0.21	271,118.75	8.113	83.49	669	100.00
14.500 - 14.999	5	1,736,125.00	0.33	347,225.00	7.605	85.33	697	100.00
15.500 - 15.999	1	99,750.00	0.02	99,750.00	9.500	95.00	651	100.00
Total:	**1,718**	**$524,818,841.00**	**100.00%**	**$305,482.45**	**6.245%**	**77.08%**	**699**	**100.00 %**

Minimum Mortgage Rates of Adjustable Rate Mortgage Loans

Minimum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
2.000 - 2.499	757	$208,403,942.00	39.71%	$275,302.43	6.244%	76.34%	709	100.00 %
2.500 - 2.999	494	163,701,634.00	31.19	331,379.83	6.215	77.36	696	100.00
3.000 - 3.499	173	51,595,389.00	9.83	298,239.24	6.198	75.28	701	100.00
3.500 - 3.999	116	44,299,728.00	8.44	381,894.21	6.039	76.67	718	100.00
4.000 - 4.499	10	3,529,192.00	0.67	352,919.20	6.045	78.51	724	100.00
4.500 - 4.999	2	972,800.00	0.19	486,400.00	6.876	79.03	658	100.00
5.000 - 5.499	7	1,661,250.00	0.32	237,321.43	6.224	70.43	686	100.00
5.500 - 5.999	15	6,255,480.00	1.19	417,032.00	5.836	79.81	659	100.00
6.000 - 6.499	45	14,885,184.00	2.84	330,781.87	6.215	79.30	656	100.00
6.500 - 6.999	67	20,591,792.00	3.92	307,340.18	6.722	81.20	637	100.00
7.000 - 7.499	22	6,273,150.00	1.20	285,143.18	7.147	85.14	629	100.00
7.500 - 7.999	8	2,032,550.00	0.39	254,068.75	7.670	90.48	633	100.00
8.500 - 8.999	2	616,750.00	0.12	308,375.00	8.755	92.81	664	100.00
Total:	**1,718**	**$524,818,841.00**	**100.00%**	**$305,482.45**	**6.245%**	**77.08%**	**699**	**100.00 %**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – INTEREST ONLY LOANS *(continued)*

Initial Periodic Rate Caps of Adjustable Rate Mortgage Loans

Initial Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
1.000	20	$6,961,920.00	1.33%	$348,096.00	5.819%	77.86%	715	100.00%
2.000	27	7,736,434.00	1.47	286,534.59	5.847	76.18	721	100.00
3.000	727	241,808,365.00	46.07	332,611.23	6.218	77.81	690	100.00
4.000	1	168,000.00	0.03	168,000.00	6.250	80.00	666	100.00
5.000	895	251,346,405.00	47.89	280,833.97	6.316	76.66	704	100.00
6.000	48	16,797,717.00	3.20	349,952.44	5.939	72.84	724	100.00
Total:	**1,718**	**$524,818,841.00**	**100.00%**	**$305,482.45**	**6.245%**	**77.08%**	**699**	**100.00%**

Subsequent Periodic Rate Caps of Adjustable Rate Mortgage Loans

Subsequent Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
1.000	1,718	$524,818,841.00	100.00%	$305,482.45	6.245%	77.08%	699	100.00%
Total:	**1,718**	**$524,818,841.00**	**100.00%**	**$305,482.45**	**6.245%**	**77.08%**	**699**	**100.00%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Group I Mortgage Loan Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

		Collateral Summary	Ranges (if applicable)
Total Number of Loans		2,433	
Total Outstanding Loan Principal Balance		$760,230,192.53	
Average Outstanding Loan Principal Balance		$312,466.17	$38,639.44 - $1,981,800.00
WA Coupon		6.152%	4.000% - 9.625%
WA Remaining Term (mo.)		357	177 - 360
WA Original LTV**		74.54%	12.84% - 100.00%
WA FICO*		701	515 - 822
WA Seasoning (mo.)		2	0 - 7
Interest Only Loans		78.54%	
1st Liens		100.00%	
2nd Liens		0.00%	
Simultaneous 2nd Liens		50.05%	
Loan Type			
ARM		80.16%	
Fixed		19.84%	
Geographic Distribution			
	CA	59.76%	
	GA	7.81%	
	NJ	7.12%	
ARM Characteristics			
Gross Margin		3.202%	2.250% - 7.950%
Initial Periodic Cap		3.948%	1.000% - 6.000%
Subsequent Periodic Cap		1.000%	1.000% - 1.000%
Lifetime Maximum Rate		11.846%	9.250% - 15.625%
Lifetime Minimum Rate		3.357%	2.250% - 8.950%

*Zero Values Excluded

**WA Original LTV is defined as the Loan-to-Value Ratios of the First Lien Mortgage Loans.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – GROUP I MORTGAGE LOANS

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon*	WA OLTV*	WA FICO*	IO %
25,000.01 - 50,000.00	2	$88,595.11	0.01%	$44,297.56	6.883%	84.36%	682	N/A
50,000.01 - 75,000.00	22	1,432,035.23	0.19	65,092.51	6.857	66.69	694	42.65
75,000.01 - 100,000.00	81	7,197,772.64	0.95	88,861.39	6.622	71.40	706	74.10
100,000.01 - 125,000.00	114	13,019,180.41	1.71	114,203.34	6.504	77.31	702	71.78
125,000.01 - 150,000.00	173	23,948,382.98	3.15	138,429.96	6.366	75.43	701	80.66
150,000.01 - 175,000.00	170	27,562,970.77	3.63	162,135.12	6.343	74.68	698	72.25
175,000.01 - 200,000.00	179	33,757,105.35	4.44	188,587.18	6.317	75.56	700	77.76
200,000.01 - 225,000.00	166	35,394,054.69	4.66	213,217.20	6.247	76.54	692	82.59
225,000.01 - 250,000.00	146	34,848,250.19	4.58	238,686.65	6.300	76.61	692	75.45
250,000.01 - 275,000.00	164	43,001,573.15	5.66	262,204.71	6.254	76.35	694	76.38
275,000.01 - 300,000.00	166	47,859,344.09	6.30	288,309.30	6.123	77.54	694	77.62
300,000.01 - 325,000.00	128	40,157,743.11	5.28	313,732.37	6.242	76.26	692	78.16
325,000.01 - 359,650.00	165	56,563,721.18	7.44	342,810.43	6.241	76.91	686	78.03
359,650.01 - 500,000.00	510	217,306,156.37	28.58	426,090.50	6.118	75.25	702	79.48
500,000.01 -1,000,000.00	226	149,527,456.02	19.67	661,625.91	5.969	71.79	712	77.10
>1,000,000.00	21	28,565,851.24	3.76	1,360,278.63	5.776	61.43	733	95.35
Total:	**2,433**	**$760,230,192.53**	**100.00%**	**$312,466.17**	**6.152%**	**74.54%**	**701**	**78.54%**

*weighted by principal balance

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
25,000.01 - 50,000.00	2	$88,595.11	0.01%	$44,297.56	6.883%	84.36%	682	N/A
50,000.01 - 75,000.00	22	1,432,035.23	0.19	65,092.51	6.857	66.69	694	42.65
75,000.01 - 100,000.00	81	7,197,772.64	0.95	88,861.39	6.622	71.40	706	74.10
100,000.01 - 125,000.00	114	13,019,180.41	1.71	114,203.34	6.504	77.31	702	71.78
125,000.01 - 150,000.00	174	24,098,260.29	3.17	138,495.75	6.363	75.46	701	80.16
150,000.01 - 175,000.00	170	27,587,738.64	3.63	162,280.82	6.348	74.72	698	72.19
175,000.01 - 200,000.00	178	33,582,460.17	4.42	188,665.51	6.315	75.52	700	78.17
200,000.01 - 225,000.00	166	35,394,054.69	4.66	213,217.20	6.247	76.54	692	82.59
225,000.01 - 250,000.00	146	34,848,250.19	4.58	238,686.65	6.300	76.61	692	75.45
250,000.01 - 275,000.00	164	43,001,573.15	5.66	262,204.71	6.254	76.35	694	76.38
275,000.01 - 300,000.00	166	47,859,344.09	6.30	288,309.30	6.123	77.54	694	77.62
300,000.01 - 325,000.00	128	40,157,743.11	5.28	313,732.37	6.242	76.26	692	78.16
325,000.01 - 359,650.00	165	56,563,721.18	7.44	342,810.43	6.241	76.91	686	78.03
359,650.01 - 500,000.00	510	217,306,156.37	28.58	426,090.50	6.118	75.25	702	79.48
500,000.01 -1,000,000.00	226	149,527,456.02	19.67	661,625.91	5.969	71.79	712	77.10
>1,000,000.00	21	28,565,851.24	3.76	1,360,278.63	5.776	61.43	733	95.35
Total:	**2,433**	**$760,230,192.53**	**100.00%**	**$312,466.17**	**6.152%**	**74.54%**	**701**	**78.54%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – GROUP I MORTGAGE LOANS *(continued)*

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
4.000 - 4.499	2	$618,909.98	0.08%	$309,454.99	4.068%	62.35%	688	72.71%
4.500 - 4.999	30	10,358,532.78	1.36	345,284.43	4.830	72.30	717	90.28
5.000 - 5.499	213	90,406,738.08	11.89	424,444.78	5.218	63.75	732	65.20
5.500 - 5.999	787	257,239,338.57	33.84	326,860.66	5.738	70.97	716	78.31
6.000 - 6.499	508	153,101,392.26	20.14	301,380.69	6.203	77.54	693	88.12
6.500 - 6.999	538	158,444,545.41	20.84	294,506.59	6.688	79.29	682	81.00
7.000 - 7.499	222	57,405,210.79	7.55	258,582.03	7.180	81.78	673	72.26
7.500 - 7.999	92	24,666,080.14	3.24	268,109.57	7.622	82.51	677	70.60
8.000 - 8.499	28	5,588,961.59	0.74	199,605.77	8.164	85.18	664	62.28
8.500 - 8.999	11	2,249,282.47	0.30	204,480.22	8.737	90.26	662	51.82
9.500 - 9.999	2	151,200.46	0.02	75,600.23	9.543	96.70	663	65.97
Total:	**2,433**	**$760,230,192.53**	**100.00%**	**$312,466.17**	**6.152%**	**74.54%**	**701**	**78.54%**

Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
120 - 180	28	$6,998,875.13	0.92%	$249,959.83	5.469%	52.65%	720	N/A
181 - 240	2	351,651.08	0.05	175,825.54	5.287	46.81	708	N/A
241 - 360	2,403	752,879,666.32	99.03	313,308.23	6.158	74.75	701	79.30
Total:	**2,433**	**$760,230,192.53**	**100.00%**	**$312,466.17**	**6.152%**	**74.54%**	**701**	**78.54%**

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
121 - 180	28	$6,998,875.13	0.92%	$249,959.83	5.469%	52.65%	720	N/A
181 - 240	2	351,651.08	0.05	175,825.54	5.287	46.81	708	N/A
301 - 360	2,403	752,879,666.32	99.03	313,308.23	6.158	74.75	701	79.30
Total:	**2,433**	**$760,230,192.53**	**100.00%**	**$312,466.17**	**6.152%**	**74.54%**	**701**	**78.54%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – GROUP I MORTGAGE LOANS *(continued*

Seasoning of Mortgage Loans

Seasoning (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
0 - 6	2,430	$759,585,544.06	99.92%	$312,586.64	6.151%	74.53%	701	78.60%
7 - 12	3	644,648.47	0.08	214,882.82	6.992	85.17	540	N/A
Total:	**2,433**	**$760,230,192.53**	**100.00%**	**$312,466.17**	**6.152%**	**74.54%**	**701**	**78.54%**

Original Loan-to-Value Ratios of Mortgage Loans

Original LTVs (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
0.01 - 25.00	14	$1,991,741.61	0.26%	$142,267.26	5.808%	21.65%	712	48.15%
25.01 - 30.00	11	3,505,899.54	0.46	318,718.14	5.611	28.57	718	37.62
30.01 - 35.00	16	4,842,417.81	0.64	302,651.11	5.347	33.17	741	67.60
35.01 - 40.00	30	8,493,253.30	1.12	283,108.44	5.481	38.04	716	64.55
40.01 - 45.00	23	6,096,665.18	0.80	265,072.40	5.691	43.05	732	59.01
45.01 - 50.00	44	14,518,704.61	1.91	329,970.56	5.527	48.13	715	61.54
50.01 - 55.00	63	21,374,697.32	2.81	339,280.91	5.671	52.65	715	62.63
55.01 - 60.00	103	44,069,280.88	5.80	427,857.10	5.614	58.09	727	70.53
60.01 - 65.00	136	55,666,977.36	7.32	409,316.01	5.655	63.68	710	64.25
65.01 - 70.00	164	53,069,824.25	6.98	323,596.49	6.096	69.00	697	77.06
70.01 - 75.00	101	36,377,775.19	4.79	360,175.99	6.249	73.57	699	76.35
75.01 - 80.00	1,427	434,935,884.59	57.21	304,790.39	6.224	79.77	702	87.16
80.01 - 85.00	50	14,186,332.38	1.87	283,726.65	6.633	83.99	638	47.74
85.01 - 90.00	142	37,418,232.56	4.92	263,508.68	6.893	89.59	659	56.97
90.01 - 95.00	82	18,848,015.44	2.48	229,853.85	7.023	94.84	691	76.74
95.01 - 100.00	27	4,834,490.51	0.64	179,055.20	6.715	100.00	725	61.42
Total:	**2,433**	**$760,230,192.53**	**100.00%**	**$312,466.17**	**6.152%**	**74.54%**	**701**	**78.54%**

Occupancy Status of Mortgage Loans

Occupancy Status	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Owner Occupied	2,014	$660,475,255.07	86.88%	$327,942.03	6.089%	74.52%	700	78.30%
Investor	314	73,098,426.51	9.62	232,797.54	6.639	73.62	711	80.03
Second Home	105	26,656,510.95	3.51	253,871.53	6.366	77.45	716	80.28
Total:	**2,433**	**$760,230,192.53**	**100.00%**	**$312,466.17**	**6.152%**	**74.54%**	**701**	**78.54%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – GROUP I MORTGAGE LOANS *(continued)*

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Single Family	1,448	$478,826,479.41	62.98%	$330,681.27	6.097%	73.65%	698	76.74%
Pud	606	164,538,856.34	21.64	271,516.26	6.204	76.72	710	85.18
Condo	219	59,135,457.12	7.78	270,024.92	6.156	77.87	709	87.76
2 Family	96	31,974,021.29	4.21	333,062.72	6.433	74.80	687	58.11
3-4 Family	64	25,755,378.37	3.39	402,427.79	6.476	69.16	696	73.78
Total:	**2,433**	**$760,230,192.53**	**100.00%**	**$312,466.17**	**6.152%**	**74.54%**	**701**	**78.54%**

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Purchase	1,478	$434,577,859.98	57.16%	$294,031.03	6.278%	79.01%	707	86.89%
Cashout Refinance	829	275,164,235.58	36.19	331,923.08	6.039	69.05	687	66.31
Rate/Term Refinance	126	50,488,096.97	6.64	400,699.18	5.677	66.00	726	73.27
Total:	**2,433**	**$760,230,192.53**	**100.00%**	**$312,466.17**	**6.152%**	**74.54%**	**701**	**78.54%**

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Stated Income, Verified Asset	829	$276,835,403.77	36.41%	$333,938.97	6.195%	77.18%	705	90.57%
Stated Income, Stated Asset	528	161,989,784.07	21.31	306,798.83	6.416	75.65	679	68.71
Full Doc	538	150,956,200.04	19.86	280,587.73	5.957	77.02	705	72.33
No Ratio	263	88,673,137.97	11.66	337,160.22	6.227	73.44	710	85.43
No Income, No Asset	275	81,775,666.68	10.76	297,366.06	5.759	59.98	715	61.26
Total:	**2,433**	**$760,230,192.53**	**100.00%**	**$312,466.17**	**6.152%**	**74.54%**	**701**	**78.54%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – GROUP I MORTGAGE LOANS *(continued*

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
6 Mo Libor Arm (IO)	24	$8,555,720.00	1.13%	$356,488.33	5.933%	78.18%	716	100.00%
2/6 Arm	217	55,337,832.19	7.28	255,013.05	6.809	80.63	646	N/A
2/6 Arm (IO)	663	219,814,200.00	28.91	331,544.80	6.218	78.05	689	100.00
3/1 Arm	2	324,729.71	0.04	162,364.86	4.370	93.03	515	N/A
3/6 Arm	20	6,821,940.82	0.90	341,097.04	6.722	77.25	658	N/A
3/6 Arm (IO)	87	27,405,899.00	3.60	315,010.33	6.089	75.53	701	100.00
5/6 Arm	87	21,435,954.22	2.82	246,390.28	6.565	77.50	701	N/A
5/6 Arm (IO)	907	256,240,259.00	33.71	282,514.07	6.321	76.74	704	100.00
7/6 Arm	3	654,593.26	0.09	218,197.75	6.058	69.01	712	N/A
7/6 Arm (IO)	29	9,658,213.00	1.27	333,041.83	5.703	69.48	737	100.00
10/6 Arm (IO)	8	3,144,550.00	0.41	393,068.75	5.848	71.23	717	100.00
15Y Fixed Amort	28	6,998,875.13	0.92	249,959.83	5.469	52.65	720	N/A
20Y Fixed Amort	2	351,651.08	0.05	175,825.54	5.287	46.81	708	N/A
30Y Fixed Amort	192	70,517,647.12	9.28	367,279.41	5.525	63.40	730	N/A
30Y Fixed Amort (IO)	163	72,248,128.00	9.50	443,240.05	5.492	63.37	736	100.00
Fix Balloon (40 Yr A	1	720,000.00	0.09	720,000.00	5.250	74.23	691	N/A
Total:	**2,433**	**$760,230,192.53**	**100.00%**	**$312,466.17**	**6.152%**	**74.54%**	**701**	**78.54%**

Index Type of Mortgage Loans

Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
6 Mo Libor	2,045	$609,069,161.49	80.12%	$297,833.33	6.313%	77.41%	694	86.17%
Fixed	386	150,836,301.33	19.84	390,767.62	5.505	62.90	732	47.90
1 Yr Treasury	2	324,729.71	0.04	162,364.86	4.370	93.03	515	N/A
Total:	**2,433**	**$760,230,192.53**	**100.00%**	**$312,466.17**	**6.152%**	**74.54%**	**701**	**78.54%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – GROUP I MORTGAGE LOANS *(continued*

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
California	1,205	$454,337,518.81	59.76%	$377,043.58	5.974%	71.72%	706	82.77%
Georgia	296	59,394,266.32	7.81	200,656.31	6.057	77.11	718	90.91
New Jersey	161	54,145,412.42	7.12	336,306.91	6.692	78.56	675	53.87
Florida	186	44,066,072.91	5.80	236,914.37	6.737	79.24	694	86.51
New York	77	27,238,116.46	3.58	353,741.77	6.442	77.65	678	57.23
Nevada	64	15,668,874.09	2.06	244,826.16	6.172	79.40	705	94.65
Washington	54	13,055,097.83	1.72	241,761.07	6.250	81.34	706	78.32
Colorado	55	12,164,478.27	1.60	221,172.33	6.125	80.52	710	91.66
Arizona	57	11,884,458.71	1.56	208,499.28	6.440	80.78	707	77.45
Massachusetts	36	11,238,363.62	1.48	312,176.77	6.699	77.43	672	39.24
Virginia	27	8,611,961.46	1.13	318,961.54	6.263	79.48	683	81.92
Maryland	26	8,330,890.34	1.10	320,418.86	6.253	77.57	682	65.24
Connecticut	27	8,177,875.45	1.08	302,884.28	6.438	78.96	654	47.83
Pennsylvania	21	4,493,634.36	0.59	213,982.59	6.665	82.09	660	26.89
Rhode Island	12	3,463,994.42	0.46	288,666.20	6.411	82.00	631	34.74
Texas	21	2,763,553.42	0.36	131,597.78	6.021	79.30	714	77.32
Oregon	11	2,412,176.60	0.32	219,288.78	5.995	79.76	709	84.41
Ohio	10	2,376,878.70	0.31	237,687.87	6.147	78.32	703	74.97
South Carolina	15	2,359,480.36	0.31	157,298.69	6.817	80.18	725	64.16
Illinois	7	2,044,563.50	0.27	292,080.50	6.526	81.84	729	26.99
North Carolina	18	2,011,438.93	0.26	111,746.61	7.213	83.16	697	78.64
Minnesota	6	1,923,200.00	0.25	320,533.33	5.825	73.25	737	100.00
Missouri	6	1,465,518.12	0.19	244,253.02	6.277	83.51	722	64.82
New Hampshire	4	1,353,854.19	0.18	338,463.55	6.106	68.66	727	N/A
New Mexico	10	1,370,232.95	0.18	137,023.30	6.124	80.02	733	69.45
Michigan	5	644,374.05	0.08	128,874.81	7.700	84.49	640	N/A
Tennessee	3	611,675.00	0.08	203,891.67	6.930	80.40	710	100.00
Utah	2	597,600.00	0.08	298,800.00	6.932	80.00	676	100.00
Hawaii	2	507,836.87	0.07	253,918.44	5.789	70.56	673	68.53
Indiana	2	556,111.42	0.07	278,055.71	7.176	82.03	682	N/A
District of Columbia	1	280,000.00	0.04	280,000.00	5.875	64.37	695	100.00
Nebraska	2	190,661.98	0.03	95,330.99	5.959	88.17	715	N/A
Delaware	1	140,872.53	0.02	140,872.53	6.500	88.13	618	N/A
Iowa	1	132,500.00	0.02	132,500.00	6.875	100.00	717	100.00
Idaho	1	104,900.00	0.01	104,900.00	5.625	37.88	758	100.00
Maine	1	111,748.44	0.01	111,748.44	5.375	80.00	682	N/A
Total:	**2,433**	**$760,230,192.53**	**100.00%**	**$312,466.17**	**6.152%**	**74.54%**	**701**	**78.54%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell o r buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required , a Placement Memorandum Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – GROUP I MORTGAGE LOANS *(continued*

Original Prepayment Penalty Term

Original Prepayment Penalty Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
No Penalty	566	$178,158,655.11	23.43%	$314,767.94	6.485%	77.40%	689	67.24%
6	31	14,555,853.52	1.91	469,543.66	6.220	74.03	720	98.30
12	243	80,206,132.53	10.55	330,066.39	6.302	74.98	697	82.53
24	724	214,988,116.80	28.28	296,944.91	6.184	77.24	692	89.05
36	741	231,914,055.93	30.51	312,974.43	5.864	69.93	713	72.58
60	128	40,407,378.64	5.32	315,682.65	5.844	73.28	738	91.61
Total:	**2,433**	**$760,230,192.53**	**100.00%**	**$312,466.17**	**6.152%**	**74.54%**	**701**	**78.54%**

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Not Available	1	$155,819.73	0.02%	$155,819.73	4.500%	93.92%	N/A	N/A
500 - 525	2	425,492.17	0.06	212,746.09	7.084	84.84	520	N/A
526 - 550	1	348,845.50	0.05	348,845.50	8.150	84.34	547	N/A
551 - 575	2	459,431.49	0.06	229,715.75	7.118	84.72	565	N/A
576 - 600	66	18,714,513.42	2.46	283,553.23	6.693	78.81	590	40.22
601 - 625	124	34,035,179.20	4.48	274,477.25	6.534	75.63	615	62.83
626 - 650	265	78,557,935.78	10.33	296,445.04	6.535	77.02	639	75.78
651 - 675	386	116,619,007.91	15.34	302,121.78	6.327	76.19	663	82.48
676 - 700	431	136,822,533.05	18.00	317,453.67	6.175	75.57	688	83.71
701 - 725	379	116,467,999.77	15.32	307,303.43	6.083	75.01	712	80.58
726 - 750	305	95,863,762.78	12.61	314,307.42	5.985	74.11	737	82.30
751 - 775	275	90,635,922.42	11.92	329,585.17	5.890	72.30	762	80.67
776 - 800	174	63,421,262.40	8.34	364,490.01	5.698	67.44	786	72.66
801 - 825	22	7,702,486.91	1.01	350,113.04	5.956	71.72	806	77.34
Total:	**2,433**	**$760,230,192.53**	**100.00%**	**$312,466.17**	**6.152%**	**74.54%**	**701**	**78.54%**

Margins of Adjustable Rate Mortgage Loans

Margins (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
2.000 - 2.499	832	$226,954,242.37	37.24%	$272,781.54	6.269%	76.48%	708	91.83%
2.500 - 2.999	540	174,887,547.50	28.70	323,865.83	6.238	77.31	696	94.10
3.000 - 3.499	188	56,110,847.80	9.21	298,461.96	6.212	75.72	701	91.95
3.500 - 3.999	122	45,850,939.34	7.52	375,827.37	6.062	76.33	716	96.62
4.000 - 4.499	16	5,255,035.78	0.86	328,439.74	6.054	77.05	694	75.72
4.500 - 4.999	22	8,375,004.68	1.37	380,682.03	5.941	77.83	643	78.10
5.000 - 5.499	69	21,672,151.28	3.56	314,089.15	6.257	78.54	647	62.04

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required ; a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

5.500 - 5.999	146	40,148,745.75	6.59	274,991.41	6.700	81.29	639	47.43
6.000 - 6.499	62	16,731,906.29	2.75	269,869.46	7.096	83.26	637	43.70
6.500 - 6.999	31	8,401,827.82	1.38	271,026.70	7.324	84.72	648	45.15
7.000 - 7.499	15	3,986,229.30	0.65	265,748.62	7.742	83.57	639	30.71
7.500 - 7.999	4	1,019,413.29	0.17	254,853.32	8.803	89.18	630	60.50
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

COLLATERAL TABLES – GROUP I MORTGAGE LOANS *(continued*

Next Rate Change Dates of Adjustable Rate Mortgage Loans

Next Rate Change Dates	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
January 2006	1	$432,000.00	0.07%	$432,000.00	5.875%	80.00%	683	100.00%
February 2006	6	2,142,028.00	0.35	357,004.67	5.890	76.69	698	100.00
March 2006	9	3,680,792.00	0.60	408,976.89	5.945	79.83	728	100.00
April 2006	7	2,200,900.00	0.36	314,414.29	5.967	77.60	717	100.00
May 2006	1	100,000.00	0.02	100,000.00	5.875	54.43	772	100.00
April 2007	2	488,828.74	0.08	244,414.37	7.786	82.38	540	N/A
June 2007	2	576,030.44	0.09	288,015.22	7.992	84.38	557	N/A
July 2007	18	5,436,854.46	0.89	302,047.47	6.001	78.08	712	87.51
August 2007	104	31,253,692.87	5.13	300,516.28	5.959	77.31	704	90.04
September 2007	233	76,840,106.56	12.61	329,785.87	6.353	77.88	689	81.98
October 2007	326	101,326,316.12	16.63	310,816.92	6.400	79.66	677	79.23
November 2007	195	59,230,203.00	9.72	303,744.63	6.410	78.20	663	73.68
April 2008	1	155,819.73	0.03	155,819.73	4.500	93.92	N/A	N/A
June 2008	1	239,000.00	0.04	239,000.00	5.625	81.57	750	100.00
July 2008	4	761,697.98	0.12	190,424.50	5.448	82.93	655	77.82
August 2008	14	3,248,715.00	0.53	232,051.07	6.152	74.83	711	100.00
September 2008	38	12,925,568.50	2.12	340,146.54	6.338	75.49	699	80.73
October 2008	28	8,949,918.32	1.47	319,639.94	6.043	76.44	684	84.08
November 2008	23	8,271,850.00	1.36	359,645.65	6.281	75.79	683	64.87
June 2010	3	543,400.00	0.09	181,133.33	5.820	63.94	746	100.00
July 2010	70	21,396,644.31	3.51	305,666.35	6.051	76.72	701	97.52
August 2010	207	57,734,929.34	9.47	278,912.70	6.132	77.18	704	94.20
September 2010	257	72,642,740.27	11.92	282,656.58	6.411	76.96	706	91.36
October 2010	275	79,202,513.30	13.00	288,009.14	6.365	76.36	702	89.92
November 2010	182	46,155,986.00	7.57	253,604.32	6.587	76.99	704	92.87
June 2012	1	300,000.00	0.05	300,000.00	5.375	71.43	762	100.00
July 2012	6	1,850,000.00	0.30	308,333.33	5.614	63.14	738	100.00
August 2012	9	3,107,043.60	0.51	345,227.07	5.659	69.95	723	85.89
September 2012	6	1,522,962.66	0.25	253,827.11	6.030	72.40	667	85.81
October 2012	4	1,328,900.00	0.22	332,225.00	5.633	80.53	747	100.00
November 2012	6	2,203,900.00	0.36	367,316.67	5.805	65.04	786	100.00
September 2015	2	1,042,000.00	0.17	521,000.00	5.734	79.85	721	100.00
October 2015	3	1,248,850.00	0.20	416,283.33	5.886	59.71	715	100.00
November 2015	3	853,700.00	0.14	284,566.67	5.931	77.54	715	100.00
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – GROUP I MORTGAGE LOANS *(continued)*

Maximum Mortgage Rates of Adjustable Rate Mortgage Loans

Maximum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
9.000 - 9.499	1	$168,909.98	0.03%	$168,909.98	4.250%	92.20%	515	N/A
9.500 - 9.999	9	3,675,174.73	0.60	408,352.75	4.795	68.12	712	95.76
10.000 - 10.499	36	10,431,615.01	1.71	289,767.08	5.232	74.05	738	89.04
10.500 - 10.999	280	86,800,408.68	14.24	310,001.46	5.704	72.96	714	96.17
11.000 - 11.499	315	95,287,454.57	15.64	302,499.86	5.987	75.22	705	92.04
11.500 - 11.999	534	159,151,617.92	26.12	298,036.74	6.182	77.09	701	93.67
12.000 - 12.499	369	107,591,301.39	17.66	291,575.34	6.434	78.77	686	85.91
12.500 - 12.999	313	94,897,807.53	15.57	303,187.88	6.823	79.97	671	71.87
13.000 - 13.499	119	33,184,794.46	5.45	278,863.82	7.300	83.45	661	61.30
13.500 - 13.999	49	12,901,268.57	2.12	263,291.20	7.688	84.14	668	60.89
14.000 - 14.499	12	2,765,244.21	0.45	230,437.02	8.120	84.23	640	39.22
14.500 - 14.999	8	2,387,093.69	0.39	298,386.71	7.926	85.12	671	72.73
15.500 - 15.999	2	151,200.46	0.02	75,600.23	9.543	96.70	663	65.97
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

Minimum Mortgage Rates of Adjustable Rate Mortgage Loans

Minimum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
2.000 - 2.499	832	$226,954,242.37	37.24%	$272,781.54	6.269%	76.48%	708	91.83%
2.500 - 2.999	538	174,023,547.50	28.56	323,463.84	6.238	77.30	696	94.07
3.000 - 3.499	188	56,110,847.80	9.21	298,461.96	6.212	75.72	701	91.95
3.500 - 3.999	122	45,850,939.34	7.52	375,827.37	6.062	76.33	716	96.62
4.000 - 4.499	13	4,318,585.85	0.71	332,198.91	6.193	78.78	707	81.72
4.500 - 4.999	2	972,800.00	0.16	486,400.00	6.876	79.03	658	100.00
5.000 - 5.499	10	2,377,420.56	0.39	237,742.06	5.957	70.66	667	69.88
5.500 - 5.999	24	8,312,622.81	1.36	346,359.28	5.849	78.64	647	75.25
6.000 - 6.499	76	24,140,136.86	3.96	317,633.38	6.227	78.98	648	61.66
6.500 - 6.999	148	41,451,038.55	6.80	280,074.58	6.743	80.49	639	49.68
7.000 - 7.499	59	16,419,653.16	2.69	278,299.21	7.212	84.87	636	38.21
7.500 - 7.999	23	5,799,717.35	0.95	252,161.62	7.695	88.33	646	35.05
8.000 - 8.499	6	1,143,168.69	0.19	190,528.12	8.170	86.09	605	N/A
8.500 - 8.999	6	1,519,170.36	0.25	253,195.06	8.745	88.53	643	40.60
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any stra tegy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell o r buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – GROUP I MORTGAGE LOANS *(continued)*

Initial Periodic Rate Caps of Adjustable Rate Mortgage Loans

Initial Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
1.000	22	$7,286,649.71	1.20%	$331,211.35	5.755%	78.54%	711	95.54%
2.000	27	7,736,434.00	1.27	286,534.59	5.847	76.18	721	100.00
3.000	961	303,172,155.05	49.75	315,475.71	6.334	78.34	682	79.76
4.000	1	168,000.00	0.03	168,000.00	6.250	80.00	666	100.00
5.000	984	273,220,882.82	44.83	277,663.50	6.334	76.70	704	91.99
6.000	52	17,809,769.62	2.92	342,495.57	6.021	72.68	720	94.32
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

Subsequent Periodic Rate Caps of Adjustable Rate Mortgage Loans

Subsequent Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
1.000	2,047	$609,393,891.20	100.00%	$297,700.97	6.312%	77.42%	694	86.12%
Total:	**2,047**	**$609,393,891.20**	**100.00%**	**$297,700.97**	**6.312%**	**77.42%**	**694**	**86.12%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Group II Mortgage Loan Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

		Collateral Summary	Ranges (if applicable)
Total Number of Loans		837	
Total Outstanding Loan Principal Balance		$232,941,655.67	
Average Outstanding Loan Principal Balance		$278,305.44	$40,612.43 - $1,678,405.95
WA Coupon		6.409%	5.875% - 9.000%
WA Remaining Term (mo.)		354	176 - 360
WA Original LTV**		72.64%	13.84% - 100.00%
WA FICO*		704	581 - 820
WA Seasoning (mo.)		1	0 - 7
Interest Only Loans		55.42%	
1st Liens		100.00%	
2nd Liens		0.00%	
Simultaneous 2nd Liens		36.34%	
Loan Type			
ARM		0.00%	
Fixed		100.00%	
Geographic Distribution			
	CA	40.81%	
	GA	17.64%	
	NY	12.42%	

*Zero Values Excluded

**WA Original LTV is defined as the Loan-to-Value Ratios of the First Lien Mortgage Loans.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – GROUP II MORTGAGE LOANS

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon*	WA OLTV*	WA FICO*	IO %
25,000.01 - 50,000.00	3	$139,612.43	0.06%	$46,537.48	7.191%	54.13%	684	N/A
50,000.01 - 75,000.00	21	1,346,078.70	0.58	64,098.99	7.154	77.05	684	5.39
75,000.01 - 100,000.00	47	4,193,890.46	1.80	89,231.71	6.780	69.64	703	28.33
100,000.01 - 125,000.00	57	6,382,548.15	2.74	111,974.53	6.688	75.11	694	55.54
125,000.01 - 150,000.00	75	10,466,122.91	4.49	139,548.31	6.577	72.97	699	41.60
150,000.01 - 175,000.00	73	11,871,843.29	5.10	162,627.99	6.524	70.97	694	31.28
175,000.01 - 200,000.00	83	15,572,890.61	6.69	187,625.19	6.498	73.07	705	48.13
200,000.01 - 225,000.00	54	11,536,822.55	4.95	213,644.86	6.540	74.89	699	47.99
225,000.01 - 250,000.00	53	12,641,429.18	5.43	238,517.53	6.435	74.67	683	43.74
250,000.01 - 275,000.00	39	10,150,919.88	4.36	260,280.00	6.361	72.99	695	59.25
275,000.01 - 300,000.00	47	13,627,756.37	5.85	289,952.26	6.445	71.80	700	55.18
300,000.01 - 325,000.00	25	7,835,665.34	3.36	313,426.61	6.377	72.80	700	68.37
325,000.01 - 359,650.00	48	16,403,904.22	7.04	341,748.00	6.419	74.92	692	58.39
359,650.01 - 500,000.00	127	53,054,205.09	22.78	417,749.65	6.299	73.63	714	60.25
500,000.01 -1,000,000.00	80	50,746,130.54	21.78	634,326.63	6.306	71.68	708	62.94
>1,000,000.00	5	6,971,835.95	2.99	1,394,367.19	6.467	60.91	752	75.93
Total:	**837**	**$232,941,655.67**	**100.00%**	**$278,305.44**	**6.409%**	**72.64%**	**704**	**55.42%**

*weighted by principal balance

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
25,000.01 - 50,000.00	3	$139,612.43	0.06%	$46,537.48	7.191%	54.13%	684	N/A
50,000.01 - 75,000.00	21	1,346,078.70	0.58	64,098.99	7.154	77.05	684	5.39
75,000.01 - 100,000.00	47	4,193,890.46	1.80	89,231.71	6.780	69.64	703	28.33
100,000.01 - 125,000.00	57	6,382,548.15	2.74	111,974.53	6.688	75.11	694	55.54
125,000.01 - 150,000.00	75	10,466,122.91	4.49	139,548.31	6.577	72.97	699	41.60
150,000.01 - 175,000.00	73	11,871,843.29	5.10	162,627.99	6.524	70.97	694	31.28
175,000.01 - 200,000.00	83	15,572,890.61	6.69	187,625.19	6.498	73.07	705	48.13
200,000.01 - 225,000.00	54	11,536,822.55	4.95	213,644.86	6.540	74.89	699	47.99
225,000.01 - 250,000.00	53	12,641,429.18	5.43	238,517.53	6.435	74.67	683	43.74
250,000.01 - 275,000.00	39	10,150,919.88	4.36	260,280.00	6.361	72.99	695	59.25
275,000.01 - 300,000.00	47	13,627,756.37	5.85	289,952.26	6.445	71.80	700	55.18
300,000.01 - 325,000.00	25	7,835,665.34	3.36	313,426.61	6.377	72.80	700	68.37
325,000.01 - 359,650.00	49	16,763,168.35	7.20	342,105.48	6.407	75.03	692	57.14
359,650.01 - 500,000.00	126	52,694,940.96	22.62	418,213.82	6.302	73.59	714	60.66
500,000.01 -1,000,000.00	80	50,746,130.54	21.78	634,326.63	6.306	71.68	708	62.94
>1,000,000.00	5	6,971,835.95	2.99	1,394,367.19	6.467	60.91	752	75.93
Total:	**837**	**$232,941,655.67**	**100.00%**	**$278,305.44**	**6.409%**	**72.64%**	**704**	**55.42%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – GROUP II MORTGAGE LOANS *(continued)*

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
5.500 - 5.999	137	$44,602,484.55	19.15%	$325,565.58	5.907%	68.07%	721	57.52%
6.000 - 6.499	304	95,461,003.37	40.98	314,016.46	6.201	70.18	713	59.98
6.500 - 6.999	269	68,187,402.00	29.27	253,484.77	6.647	76.10	685	49.45
7.000 - 7.499	72	13,523,527.08	5.81	187,826.77	7.138	79.12	692	56.66
7.500 - 7.999	39	7,421,935.45	3.19	190,306.04	7.632	85.01	695	45.68
8.000 - 8.499	8	2,016,894.43	0.87	252,111.80	8.117	81.48	664	10.10
8.500 - 8.999	7	1,670,108.79	0.72	238,586.97	8.543	76.61	752	72.50
9.000 - 9.499	1	58,300.00	0.03	58,300.00	9.000	77.32	691	N/A
Total:	**837**	**$232,941,655.67**	**100.00%**	**$278,305.44**	**6.409%**	**72.64%**	**704**	**55.42%**

Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
120 - 180	26	$5,486,123.88	2.36%	$211,004.76	6.247%	67.94%	674	N/A
181 - 240	8	1,406,451.78	0.60	175,806.47	6.369	62.97	693	N/A
241 - 360	803	226,049,080.01	97.04	281,505.70	6.414	72.82	705	57.11
Total:	**837**	**$232,941,655.67**	**100.00%**	**$278,305.44**	**6.409%**	**72.64%**	**704**	**55.42%**

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
121 - 180	26	$5,486,123.88	2.36%	$211,004.76	6.247%	67.94%	674	N/A
181 - 240	8	1,406,451.78	0.60	175,806.47	6.369	62.97	693	N/A
301 - 360	803	226,049,080.01	97.04	281,505.70	6.414	72.82	705	57.11
Total:	**837**	**$232,941,655.67**	**100.00%**	**$278,305.44**	**6.409%**	**72.64%**	**704**	**55.42%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – GROUP II MORTGAGE LOANS *(continued)*

Seasoning of Mortgage Loans

Seasoning (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
0 - 6	836	$232,843,565.67	99.96%	$278,521.01	6.409%	72.64%	704	55.40%
7 - 12	1	98,090.00	0.04	98,090.00	6.375	85.00	725	100.00
Total:	**837**	**$232,941,655.67**	**100.00%**	**$278,305.44**	**6.409%**	**72.64%**	**704**	**55.42%**

Original Loan-to-Value Ratios of Mortgage Loans

Original LTVs (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
0.01 - 25.00	5	$976,914.12	0.42%	$195,382.82	6.147%	16.23%	770	85.17%
25.01 - 30.00	7	1,017,739.02	0.44	145,391.29	6.393	27.30	663	39.79
30.01 - 35.00	11	2,262,742.09	0.97	205,703.83	6.170	32.35	699	27.38
35.01 - 40.00	11	2,500,227.50	1.07	227,293.41	6.052	37.56	700	51.28
40.01 - 45.00	14	3,484,627.44	1.50	248,901.96	6.192	42.94	693	28.53
45.01 - 50.00	30	7,499,438.34	3.22	249,981.28	6.307	47.89	680	53.12
50.01 - 55.00	36	10,914,035.79	4.69	303,167.66	6.166	52.13	725	43.09
55.01 - 60.00	58	18,414,980.58	7.91	317,499.67	6.201	58.25	708	59.76
60.01 - 65.00	57	20,258,363.16	8.70	355,409.88	6.308	63.84	697	56.09
65.01 - 70.00	48	16,954,174.69	7.28	353,211.97	6.409	68.86	724	47.10
70.01 - 75.00	42	13,091,205.57	5.62	311,695.37	6.263	73.38	706	60.68
75.01 - 80.00	399	109,727,519.86	47.11	275,006.32	6.427	79.74	702	60.63
80.01 - 85.00	12	3,523,823.78	1.51	293,651.98	6.716	84.23	657	21.42
85.01 - 90.00	41	9,202,307.53	3.95	224,446.53	6.689	89.64	693	38.96
90.01 - 95.00	43	8,131,279.34	3.49	189,099.52	7.233	94.75	712	50.33
95.01 - 100.00	23	4,982,276.86	2.14	216,620.73	6.709	99.91	741	60.69
Total:	**837**	**$232,941,655.67**	**100.00%**	**$278,305.44**	**6.409%**	**72.64%**	**704**	**55.42%**

Occupancy Status of Mortgage Loans

Occupancy Status	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Owner Occupied	678	$196,017,774.94	84.15%	$289,111.76	6.378%	73.20%	702	55.70%
Investor	125	28,121,455.69	12.07	224,971.65	6.613	69.06	716	50.87
Second Home	34	8,802,425.04	3.78	258,894.85	6.468	71.68	721	63.73
Total:	**837**	**$232,941,655.67**	**100.00%**	**$278,305.44**	**6.409%**	**72.64%**	**704**	**55.42%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell o r buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required , a Placement Memorandum Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – GROUP II MORTGAGE LOANS *(continued)*

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Single Family	498	$141,679,218.54	60.82%	$284,496.42	6.398%	72.32%	700	50.50%
Pud	200	46,695,120.87	20.05	233,475.60	6.397	76.70	713	64.76
Condo	67	21,289,914.89	9.14	317,759.92	6.405	71.20	723	80.95
2 Family	53	17,456,743.82	7.49	329,372.52	6.567	68.18	696	46.61
3-4 Family	19	5,820,657.55	2.50	306,350.40	6.329	66.85	690	33.37
Total:	**837**	**$232,941,655.67**	**100.00%**	**$278,305.44**	**6.409%**	**72.64%**	**704**	**55.42%**

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Cashout Refinance	367	$109,059,636.08	46.82%	$297,165.22	6.397%	67.24%	689	43.39%
Purchase	395	101,337,221.67	43.50	256,549.93	6.461	79.34	719	64.39
Rate/Term Refinance	75	22,544,797.92	9.68	300,597.31	6.233	68.71	712	73.27
Total:	**837**	**$232,941,655.67**	**100.00%**	**$278,305.44**	**6.409%**	**72.64%**	**704**	**55.42%**

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Stated Income, Verified Asset	256	$77,857,287.17	33.42%	$304,130.03	6.437%	75.24%	713	62.19%
Full Doc	182	52,438,277.43	22.51	288,122.40	6.292	77.00	715	67.28
Stated Income, Stated Asset	166	46,013,356.61	19.75	277,188.90	6.486	72.90	687	34.31
No Income, No Asset	158	38,909,354.23	16.70	246,261.74	6.378	60.64	700	53.28
No Ratio	75	17,723,380.23	7.61	236,311.74	6.505	74.05	689	50.13
Total:	**837**	**$232,941,655.67**	**100.00%**	**$278,305.44**	**6.409%**	**72.64%**	**704**	**55.42%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – GROUP II MORTGAGE LOANS *(continued)*

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
15Y Fixed Amort	26	$5,486,123.88	2.36%	$211,004.76	6.247%	67.94%	674	N/A
20Y Fixed Amort	8	1,406,451.78	0.60	175,806.47	6.369	62.97	693	N/A
30Y Fixed Amort	390	96,269,379.01	41.33	246,844.56	6.473	72.23	698	N/A
30Y Fixed Amort (IO)	412	129,099,701.00	55.42	313,348.79	6.368	73.23	711	100.00
Fix Balloon (40 Yr A	1	680,000.00	0.29	680,000.00	6.625	79.53	632	N/A
Total:	**837**	**$232,941,655.67**	**100.00%**	**$278,305.44**	**6.409%**	**72.64%**	**704**	**55.42%**

Index Type of Mortgage Loans

Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Fixed	837	$232,941,655.67	100.00%	$278,305.44	6.409%	72.64%	704	55.42%
Total:	**837**	**$232,941,655.67**	**100.00%**	**$278,305.44**	**6.409%**	**72.64%**	**704**	**55.42%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – GROUP II MORTGAGE LOANS *(continued)*

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
California	279	$95,063,950.86	40.81%	$340,731.01	6.268%	68.83%	706	61.21%
Georgia	187	41,093,641.04	17.64	219,752.09	6.347	77.50	718	71.29
New York	84	28,932,642.24	12.42	344,436.22	6.551	73.60	683	37.18
New Jersey	76	21,552,783.17	9.25	283,589.25	6.501	70.63	699	43.72
Florida	39	10,622,936.29	4.56	272,382.98	6.717	71.26	724	64.78
Massachusetts	12	4,577,371.97	1.97	381,447.66	6.374	66.19	707	51.82
Pennsylvania	21	3,769,210.47	1.62	179,486.21	6.458	73.09	688	36.37
Washington	13	3,048,064.61	1.31	234,466.51	6.469	83.13	729	82.29
North Carolina	11	2,664,942.94	1.14	242,267.54	6.911	80.36	684	21.02
Colorado	13	2,628,620.63	1.13	202,201.59	6.762	88.18	706	58.86
Connecticut	10	1,982,468.62	0.85	198,246.86	6.544	80.56	695	N/A
Texas	13	1,893,044.27	0.81	145,618.79	6.815	82.26	693	N/A
Michigan	9	1,816,369.10	0.78	201,818.79	6.588	79.60	708	38.71
Virginia	5	1,568,516.82	0.67	313,703.36	6.506	80.00	687	52.53
Alabama	4	1,465,536.10	0.63	366,384.03	6.381	75.71	679	30.68
Nevada	6	1,468,024.75	0.63	244,670.79	6.319	73.45	712	50.92
Oregon	7	1,454,172.96	0.62	207,738.99	6.408	76.53	708	74.67
Maryland	6	1,335,052.64	0.57	222,508.77	6.539	73.02	694	N/A
Arizona	8	1,299,260.24	0.56	162,407.53	6.740	82.11	699	57.13
Tennessee	7	798,063.26	0.34	114,009.04	7.354	85.91	661	50.95
South Carolina	5	630,104.75	0.27	126,020.95	7.385	93.65	734	39.62
New Mexico	5	614,261.99	0.26	122,852.40	6.243	76.11	695	68.40
Utah	4	551,364.74	0.24	137,841.19	6.523	78.16	715	35.33
Delaware	2	525,771.49	0.23	262,885.75	6.332	76.05	774	N/A
Indiana	3	496,119.67	0.21	165,373.22	7.407	91.68	734	N/A
Ohio	4	392,406.21	0.17	98,101.55	7.230	75.52	724	36.70
Maine	1	245,000.00	0.11	245,000.00	6.250	76.56	639	N/A
Illinois	2	226,753.84	0.10	113,376.92	6.889	82.77	619	N/A
Missouri	1	225,200.00	0.10	225,200.00	6.750	80.00	671	100.00
Total:	**837**	**$232,941,655.67**	**100.00%**	**$278,305.44**	**6.409%**	**72.64%**	**704**	**55.42%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteumand its affiliates. The information herein is preliminary and is subject to completion. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, a Placement Memorandum. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. Investors are urged to read the final Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission, because they contain important information. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – GROUP II MORTGAGE LOANS *(continued)*

Original Prepayment Penalty Term

Original Prepayment Penalty Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
No Penalty	205	$58,097,033.12	24.94%	$283,400.16	6.515%	71.56%	704	51.17%
12	102	31,939,807.07	13.71	313,135.36	6.537	73.62	692	31.98
24	70	16,878,654.33	7.25	241,123.63	6.586	76.13	696	51.25
36	393	103,463,192.81	44.42	263,265.12	6.328	72.58	704	60.04
60	67	22,562,968.34	9.69	336,760.72	6.200	71.74	729	81.47
Total:	**837**	**$232,941,655.67**	**100.00%**	**$278,305.44**	**6.409%**	**72.64%**	**704**	**55.42%**

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA OLTV	WA FICO	IO %
Not Available	1	$208,297.35	0.09%	$208,297.35	6.125%	50.00%	N/A	N/A
576 - 600	10	2,059,297.81	0.88	205,929.78	6.882	72.94	592	13.40
601 - 625	38	9,678,023.98	4.15	254,684.84	6.600	69.65	617	21.11
626 - 650	88	21,775,601.31	9.35	247,450.01	6.595	69.21	638	52.96
651 - 675	148	37,472,317.84	16.09	253,191.34	6.485	73.88	663	45.44
676 - 700	150	40,902,906.45	17.56	272,686.04	6.458	74.70	687	52.99
701 - 725	135	38,784,331.51	16.65	287,291.34	6.380	73.98	712	64.75
726 - 750	112	34,948,368.81	15.00	312,039.01	6.299	71.62	737	65.30
751 - 775	89	26,270,498.13	11.28	295,174.14	6.292	72.12	762	68.26
776 - 800	50	15,754,826.34	6.76	315,096.53	6.211	70.31	788	46.41
801 - 825	16	5,087,186.14	2.18	317,949.13	6.332	74.97	809	66.13
Total:	**837**	**$232,941,655.67**	**100.00%**	**$278,305.44**	**6.409%**	**72.64%**	**704**	**55.42%**